Form 20-F
period 2003-06-30
CREATIVE TECHNOLOGY LTD
filed 2003-11-19
CIK 888295

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number 0-20281

CREATIVE TECHNOLOGY LTD.

(Exact name of Registrant as specified in its charter)

SINGAPORE

(Jurisdiction of incorporation or organization)

31 International Business Park

Creative Resource

Singapore 609921

(Address of principal executive offices)

Securities registered pursuant to Section 12(b) of the Act: NONE

Securities registered pursuant to Section 12(g) of the Act:

Title of each class	Name of each exchange on which registered
Ordinary Shares (par value Singapore $0.25)	National Market System of National Association of Securities Dealers Automated Quotation System and the Singapore Exchange Securities Trading Limited.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Ordinary Shares (par value Singapore $0.25) of Registrant outstanding at June 30, 2003: 79,714,078

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period as the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark which financial statement the registrant has elected to follow.    Item 17  ☐    Item 18  ☒

Securities and Exchange Commission

Item Numbers and Description

Creative, the Creative logo, and the Creative products referred to herein are either the trademarks or the registered trademarks of Creative. All other trademarks are property of their respective owners.

SAFE HARBOR STATEMENTS UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

Except for the historical information contained herein, the matters set forth herein are forward-looking statements within the meaning of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties that could cause Creative’s actual results to differ materially. Such risks and uncertainties include: Creative’s ability to timely develop new products that gain market acceptance and to manage frequent product transitions; competitive pressures in the marketplace; Creative’s ability to successfully integrate acquisitions; potential fluctuations in quarterly results due to the seasonality of Creative’s business and the difficulty of projecting such fluctuations; possible disruption in commercial activities caused by factors outside of Creative’s control, such as terrorism, armed conflict and labor disputes; a reduction in demand for computer systems, peripherals and related consumer products as a result of poor economic conditions, social and political turmoil and major health concerns, such as the spread of Severe Acute Respiratory Syndrome, or SARS; the proliferation of sound functionality in new products from competitors at the application software, chip and operating system levels; the failure of cost-cutting measures to achieve anticipated cost reduction benefits; the deterioration of global equity markets; exposure to excess and obsolete inventory; Creative’s reliance on sole sources for many of its chips and other key components; component shortages which may impact Creative’s ability to meet customer demand; Creative’s ability to protect its proprietary rights; a reduction or cancellation of sales orders for Creative products; accelerated declines in the average selling prices of Creative’s products; the vulnerability of certain markets to current and future currency fluctuations; the effects of restricted fuel availability and rising costs of fuel; fluctuations in the value and liquidity of Creative’s investee companies; and the potential decrease in the trading volume and value of Creative’s Ordinary Shares as a result of Creative’s intended delisting from NASDAQ and elimination of its U.S. public reporting obligations. For further information regarding the risks and uncertainties associated with Creative’s business, please refer to its filings with the SEC, including elsewhere in this Annual Report filed on Form 20-F. Creative undertakes no obligation to update any forward-looking statement to conform the statement to actual results or changes in Creative’s expectations.

PART I

ITEM 1: IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2: OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3: KEY INFORMATION

SELECTED CONSOLIDATED FINANCIAL DATA

The following table contains selected data from Creative’s Consolidated Statements of Operations for the five years ended June 30, 2003. The data for the three years ended June 30, 2003 is derived from and should be read in conjunction with, the consolidated financial statements and related notes thereto included elsewhere in this Annual Report. The data for the two years ended June 30, 2000 are derived from the audited financial statement which are not included in this Annual Report.

CONSOLIDATED STATEMENTS OF OPERATIONS DATA

(US$’000, EXCEPT PER SHARE DATA):

	For the years ended June 30
	2003	2002(1)	2001	2000	1999
Sales, net (2)	$701,769	$805,905	$1,226,068	$1,342,192	$1,296,403
Cost of goods sold	452,952	543,382	894,236	947,157	944,499

Gross profit	248,817	262,523	331,832	395,035	351,904

Operating expenses
Selling, general and administrative (2)	162,839	170,122	230,417	252,321	209,534
Research and development	58,775	38,248	54,022	60,428	46,725
Other charges (3)	—	26,080	22,814	20,000	—

Operating income	27,203	28,073	24,579	62,286	95,645

(Loss) gain from investments, net	(6,049)	(45,414)	(148,490)	103,443	15,048
Interest income and other, net	4,864	5,155	2,416	5,287	14,621

Income (loss) before income taxes and minority interest	26,018	(12,186)	(121,495)	171,016	125,314

Provision for income taxes (4)	(2,720)	(5,698)	(8,409)	(9,472)	(9,920)
Minority interest in loss (income)	79	(1,843)	(469)	(532)	(312)

Net income (loss)	$23,377	$(19,727)	$(130,373)	$161,012	$115,082

Basic earnings (loss) per share	$0.30	$(0.27)	$(1.65)	$1.96	$1.28

Weighted average ordinary shares outstanding ('000)	79,202	73,182	79,049	82,028	89,818

Diluted earnings (loss) per share	$0.29	$(0.27)	$(1.65)	$1.86	$1.25

Weighted average ordinary shares and equivalents outstanding ('000)	80,851	73,182	79,049	86,612	92,241

CONSOLIDATED BALANCE SHEET DATA (US$’000):

	As of June 30
	2003	2002 (1)	2001	2000	1999
Cash and cash equivalents	$232,053	$166,917	$168,157	$285,757	$318,990
Working capital	209,389	165,945	203,180	331,414	400,998
Total assets	646,843	666,378	673,980	1,176,459	805,689
Long-term debt, net of current maturities	39,027	16,782	22,560	27,051	28,642
Shareholders’ equity	428,837	423,952	381,886	778,638	560,261

Notes:

(1)	Financial data for fiscal 2002 includes the results of 3Dlabs Inc., Ltd (“3Dlabs”), see Note 16 of “Notes to Consolidated Financial Statements,” acquired during fiscal 2002, from the date the acquisition was completed.
(2)	In fiscal 2002, Creative adopted Emerging Issues Task Force (“EITF”) Issue No. 01-9, “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products).” As a result, certain consideration paid to distributors and resellers of its products has been reclassified as a revenue offset rather than as selling, general and administrative expense. Prior years’ financial statements have been reclassified to conform to this presentation.
(3)	Included in the results of operations are other charges of: $26.1 million in fiscal 2002 for write-off of in-process technology arising from the acquisition of 3Dlabs, see Note 16 of “Notes to Consolidated Financial Statements;” $22.8 million in fiscal 2001 which comprised $8.4 million restructuring charges, $3.2 million fixed assets impairment write-downs and $11.2 million write-off of other assets acquired from Aureal Semiconductor, Inc. (“Aureal”), see Note 13 of “Notes to Consolidated Financial Statements;” and in fiscal 2000, the $20.0 million charge relates to the settlement of all outstanding litigation claims between Aureal and Creative.
(4)	As described in Note 10 of “Notes to Consolidated Financial Statements,” Creative was granted a Pioneer Certificate in 1990 under which income classified as pioneer status income is exempt from tax in Singapore, subject to certain conditions. The Pioneer Certificate expired in March 2000. Such status had the effect of reducing Creative’s provision for income taxes by approximately $15.4 million and $26.4 million, or $0.18 and $0.29 per share, for fiscal 2000 and 1999. The corporate income tax rate in Singapore, which would otherwise be applicable, would have been 25.5% for fiscal year 2000 and 26% for fiscal year 1999.

Creative has applied for a separate and new Pioneer Certificate. If Creative is awarded a new Pioneer Certificate, profits under the new Pioneer Certificate will be exempted from tax in Singapore. For fiscal 2000 (covering period from April 1, 2000 to June 30, 2000), 2001, 2002 and 2003, corporate tax was provided for in full based on the standard tax rates of 25.5% and 24.5% for fiscal 2000 and 2001 respectively and 22.0% for 2002 and 2003 as the terms and agreements of the new Pioneer Certificate is currently still under negotiation as at to date. If a new Pioneer Certificate is awarded to Creative, it is expected to result in the reduction of Creative’s provision for income taxes, subject to the terms and agreement by the Singapore Comptroller of Income Tax. See Operating and Financial Review and Prospects for further discussion.

DIVIDENDS

At the Annual General Meeting held on November 20, 2002, Creative’s shareholders approved an ordinary dividend of $0.25 for each outstanding ordinary share of Creative for the fiscal year ending June 30, 2003. Dividends of $19.8 million were paid on December 19, 2002 to all shareholders of record as of December 5, 2002. Creative paid an ordinary dividend of $0.25 amounting to $18.0 million in the fiscal year ended June 30, 2002 and an ordinary dividend of $0.25 and a special dividend of $0.25 amounting to $39.4 million in the fiscal year ended June 30, 2001.

EXCHANGE RATES

Creative publishes its consolidated financial statements in US dollars, which is the principal currency in which it conducts its business. In this Annual Report, references to “US dollars” and “$” are to United States currency and references to “Singapore dollars” and “S$” are to Singapore currency. Except as otherwise stated herein, all monetary amounts in this Annual Report have been presented in US dollars.

The following table sets forth, for the periods indicated, certain information concerning the currency exchange rate as expressed in US dollars per Singapore dollar as certified for customs purposes by the Federal Reserve Bank of New York:

Fiscal years ended June 30,	At period-end	Average	High	Low
1999	0.5875	0.5890	0.6196	0.5634
2000	0.5789	0.5888	0.6048	0.5757
2001	0.5487	0.5667	0.5837	0.5478
2002	0.5663	0.5523	0.5663	0.5564
2003	0.5679	0.5697	0.5822	0.5545

Monthly highs and lows for most recent six-month period are:

Months	Highs	Lows
May	0.5822	0.5641
June	0.5822	0.5679
July	0.5732	0.5675
August	0.5752	0.5666
September	0.5782	0.5687
October	0.5809	0.5729

On November 14, 2003, each Singapore dollar equaled 0.5811 US dollars, as certified for customs purposes by the Federal Reserve Bank of New York.

RISK FACTORS

In addition to the other information and risks described elsewhere in this Annual Report, Creative’s business is subject to the following risks:

Creative needs to efficiently develop and introduce new products that gain market acceptance and to manage frequent product transitions in order to be competitive

The markets that Creative targets are highly competitive and are characterized by rapidly changing technologies, evolving industry standards, frequent new product introductions and decreasing prices. Creative’s business depends to a significant extent on its ability to cost-effectively develop and introduce new products and product enhancements for the digital entertainment market that gain market acceptance.

In order to be competitive, Creative must, among other things:

•	anticipate the features and functionality in digital entertainment products that consumers will demand;

•	incorporate those features and functionality into timely new products and product enhancements;

•	manufacture the new products and product enhancements in commercial volumes at a high-quality;

•	timely deliver the new products and product enhancements to its retailers, distributors and channel partners;

•	price its new products and product enhancements competitively; and

•	manage product transitions smoothly and cost-effectively.

The development of new products and product enhancements can be very challenging and requires high levels of innovation. The development process is also lengthy and costly. In addition, the introduction of a new product or product line is a complex task which involves heavy expenditures in training, promotion and channel development, the effective management of inventory levels in line with anticipated demand as well as careful management of existing product inventories to avoid the costs associated with returns and slow-moving channel inventory.

Creative faces a number of risks when it introduces new or enhanced products or integrates new technologies into new or existing products, including, among other things, disruption in our customers’ ordering patterns, excessive levels of older product inventories and delivering adequate supplies of new products to meet customer demand.

Creative may not successfully enter the various product markets that it identifies and sales of new products and product enhancements introduced may not become significant or profitable in the face of competition. If Creative is not successful in cost-effectively identifying, developing, manufacturing and selling new products or product enhancements, or if it is unable to manage product transitions smoothly and efficiently, its results of operations and financial condition could be harmed.

Creative faces a high level of competition in each of its product markets

Creative faces intense competition from both established companies and emerging companies in the PC audio, graphics, communications, speakers, multimedia and semiconductor markets and expects competition to continue to intensify as these markets evolve. Many of Creative’s current and potential competitors have substantially greater financial, manufacturing, marketing, distribution and other resources. Some of Creative’s competitors may also have greater name recognition and market presence, longer operating histories, greater market power and product depth, lower cost structures and larger customer bases.

Creative’s competitors may be able to adapt more quickly to new technologies and changes in consumer preferences by introducing new products at competitive prices, which may result in lost market share for Creative and may force Creative to lower prices on its products, which may result in reduced margins for those products. These competitive pressures may also cause Creative’s potential customers to delay or defer their purchasing decisions in anticipation of potential new products, lower prices to come, or both. Creative may not be able to compete successfully in the future with its existing or potential competitors and intense competition could have a material adverse effect on Creative’s operating results. For more information regarding Creative’s competition and the risk factors arising out of the competitive environment in which Creative operates, see “Competition” in Item 4 of this Annual Report.

Creative frequently acquires new technologies; acquisitions involve numerous risks and may not lead to improved operating results

Creative’s growth is dependent on growth in its target markets, its ability to enhance its products and its ability to introduce new products and product enhancements on a timely basis that gain market acceptance. Creative frequently acquires technologies for its products from third parties through acquisitions, licenses, or other means, often at substantial cost.

While acquisitions may be important to remain competitive, they may not lead to any improvements in Creative’s operating results and involve numerous risks, including the following:

•	difficulties in integrating the operations, technologies, products and personnel of any acquired entities or businesses;

•	diversion of management’s attention from normal daily operations of the business;

•	difficulties in entering markets in which Creative has no or limited direct prior experience and where competitors in such markets have stronger market positions;

•	potential difficulties in completing projects associated with in-process research and development;

•	insufficient revenues to offset increased expenses associated with acquisitions;

•	the potential loss of key employees of the acquired entities or businesses; and

•	the diversion of capital and other resources.

Acquisitions may also cause Creative to:

•	issue shares, which would dilute the ownership percentage of Creative’s current shareholders;

•	assume liabilities;

•	record goodwill and non-amortizable intangible assets that will be subject to impairment testing and potential periodic impairment charges;

•	incur amortization expenses related to certain intangible assets;

•	incur large and immediate write-offs; and

•	become subject to litigation.

Mergers and acquisitions of high-technology companies are inherently risky, and no assurance can be given that Creative’s previous or future acquisitions will be successful and will not materially adversely affect its business, operating results, or financial condition. If Creative fails to successfully integrate acquisitions or achieve any anticipated benefits of an acquisition, its operations and business could be harmed.

Creative’s operating results fluctuate due to seasonal buying patterns and other factors and are not indicative of future performance

Creative’s operating results have been in the past, and will continue to be, subject to quarterly and annual fluctuations as a result of a number of factors. These factors include:

•	the seasonal buying patterns of Creative’s customers, which typically result in higher demand for Creative products in the second half of the calendar year compared to in the first half of the year;

•	the volume and timing of significant orders;

•	the timing of new product introductions by Creative and its competitors;

•	Creative’s ability to maintain appropriate inventory levels and purchase commitments;

•	variations in product costs, mix of products sold and average selling prices of products;

•	manufacturing lead times;

•	fluctuations in Creative’s gross margins;

•	Creative’s ability to achieve targeted cost reductions; and

•	general economic and other conditions, especially conditions that affect consumer demand for personal computers and products used with personal computers.

As a consequence, Creative’s operating results for a particular future period are difficult to predict, and therefore, prior results are not necessarily indicative of results to be expected in future periods. Many of Creative’s operating expenses are relatively fixed in the short term and Creative may be unable to rapidly adjust spending to compensate for any unexpected sales shortfall. Any of the foregoing factors, or any other factors discussed elsewhere in this Report, could have a material adverse effect on Creative’s business, results of operations and financial condition.

Creative depends upon outside vendors and has limited supply sources for certain components of its most successful products

Creative’s sales are principally derived from its audio products, speaker products, personal digital entertainment products, graphics and video products and communication products. Creative purchases several components for these products from third party vendors, some of whom are the sole sources for these components. Creative has experienced delays and shortages in the delivery of these components, including flash memory chips and hard disk drives, in the past and may experience them again in the future. If Creative’s vendors do not allocate a sufficient supply of high-quality components to meet Creative’s needs, Creative may be required to procure these components at a higher cost from alternative suppliers. Creative may also be forced to alter product designs to accommodate the alternative components, which may cause significant delays in the manufacturing process. In the event any delay or shortage occurs, Creative’s operations could be adversely impacted by reducing Creative’s ability to distribute its products to distributors and to meet customer demand.

A substantial proportion of Creative’s overall sales are derived from a few product categories

A limited number of Creative’s product categories account for a substantial portion of Creative’s overall sales. Creative’s sales of audio products represented approximately 33% of sales in 2003, 44% of sales in 2002 and 41% of sales in 2001. Since the acquisition of Cambridge SoundWorks in December 1997, sales of multimedia speakers have gradually increased and represented approximately 23% of sales in 2003, 21% of sales in 2002 and 12% of sales in 2001. Sales of personal digital entertainment products represented approximately 18% of sales in 2003, 9% of sales in 2002 and 9% of sales in 2001. Sales of graphics and video products represented approximately 12% of sales in 2003, 6% of sales in 2002 and 6% of sales in 2001. Creative’s past and current profitability has resulted largely from sales of products from these categories.

Some of Creative’s competitors in the semiconductor industry are integrating basic audio capabilities into their products for inclusion in new personal computers. The integration of audio capabilities into the central processing units and/or operating systems of these products could have a material impact on Creative’s ability to sell its competing audio products, including its sound cards, to original equipment manufacturers and, as a result, could materially affect its revenues and operating results.

Creative expects that these product categories will continue to account for a significant portion of Creative’s sales in the future. Creative believes that a decline in demand or prices for these products, whether as a result of competition, technological change or otherwise, would adversely affect Creative’s sales and profitability.

Creative is subject to risks associated with substantial international operations

Sales outside the United States accounted for 51% of Creative net sales in fiscal 2003. In addition, a substantial number of Creative’s products are manufactured, assembled and tested by third parties in Asia. As a result, Creative is subject to a number of risks of conducting business outside of the United States, any of which could have a material adverse impact on its results of operations, including:

•	fluctuations in the U.S. dollar, the principal currency used by Creative to transact business;

•	unexpected changes in, or impositions of, government requirements;

•	delays resulting from difficulty in obtaining export licenses for certain technologies, tariffs, quotas and other trade barriers and restrictions;

•	shipping delays resulting from disruptions to Creative’s supply chain caused by labor disputes, war or other events beyond Creative’s control;

•	potentially longer payment cycles;

•	greater difficulty in accounts receivable collection;

•	the imposition of additional taxes and penalties;

•	the burdens of complying with a variety of non-U.S. laws; and

•	other factors beyond Creative’s control, including terrorism, major health concerns and rising fuel costs.

Creative is also subject to geopolitical risks, such as political and economic instability and changes in diplomatic and trade relationships. In addition, the laws of some countries in which Creative’s products are or may be manufactured or sold may not protect its products or intellectual property rights to the same extent as do the laws of the United States.

Creative may be adversely affected by general economic conditions, political and economic uncertainty in various countries and other factors outside of its control

Sales of consumer electronic products have historically been dependent upon discretionary spending by consumers and Creative’s operating performance depends significantly on general global economic conditions and growth of the PC market. For the past two years, demand for consumer electronics, including Creative’s products, has been negatively impacted by worsening global economic conditions and a slowdown in the growth of the PC market. The outbreak of Severe Acute Respiratory Syndrome, or SARS, has also had a negative impact on demand for consumer electronics, including Creative’s products. A continued slowdown in the global economy and the PC market coupled with a poor economic outlook, political and social turmoil or another outbreak of a major health concern in the near future may cause consumers to defer decisions to purchase Creative products.

In addition, the poor state of the global economy has led Creative to implement more stringent controls in its dealings with some distributors who may be struggling amid political and economic uncertainties. For instance, political and economic turmoil has forced Creative to implement tight credit control policies with some of its distributors in Asia and Latin America.

Creative also has strategic investments in numerous companies throughout the world, including Asia and the Middle East. Creative’s financial position, results of operations, return on investments or ability to realize the anticipated benefits from a portfolio company’s technology may be adversely impacted in the future due to continued turmoil in international markets.

To remain competitive, Creative must be able to maintain substantial capital which Creative may be unable to do in the future

Creative believes that success in its industry requires substantial capital in order to maintain the flexibility to take advantage of opportunities as they arise and to fund Creative’s current sales levels. Creative believes that its existing resources, including existing cash and cash equivalents, existing credit facilities and anticipated cash flows from operations, will be adequate to meet its projected working capital and other cash needs for at least the next twelve months. To the extent, however, that existing resources and anticipated cash flows are not adequate for its operational and other cash needs, Creative’s operating results and financial position could be adversely affected.

Creative’s continued success is dependent on a group of key distributors and customers

We rely on distributors, retailers and resellers to sell our products. If Creative’s competitors offer its distributors, retailers or resellers more favorable terms or have more products available to meet demand from their customers or are able to exert greater leverage over the distributors, retailers or resellers than Creative, then Creative’s distributors, retailers and resellers may de-emphasize or decline to carry its products. If Creative is unable to maintain successful relationships with its distributors, retailers and resellers or to expand its distribution channels, its operating results and financial position will suffer.

Although during fiscal year 2003, 2002 and 2001, none of Creative’s customers accounted for more than 10% of Creative’s total worldwide sales, a reduction or delay in orders from a group of Creative’s key distributors and customers could have an adverse effect upon Creative’s operating results and financial position. At the end of fiscal 2003 two customers accounted for more than 10% of net accounts receivable. As of June 30, 2002, no customer accounted for more than 10% of net accounts receivable. At the end of fiscal 2001, one customer accounted for more than 10% of net accounts receivable.

Distributors and retail customers historically have been characterized by rapid change, including periods of widespread financial difficulties and consolidation. Creative may be unable to retain its distributors and retail customers and may be unable to find alternative distributors and retail customers without incurring delays and increased costs. In addition, sales to any particular distributor or retailer may fluctuate significantly from quarter to quarter. Though Creative records allowances for expected bad or doubtful accounts receivable balances, non-recovery of these or other accounts receivable balances could have an adverse effect upon Creative’s operating results and financial position.

Creative’s success is dependent upon its ability to continue to protect its proprietary technologies, in particular its product design and manufacturing processes

Creative’s ability to compete successfully depends, in part, on its ability to protect its proprietary technologies, which includes product design and manufacturing processes. While Creative relies primarily upon its trade secrets program and copyrights to protect its technologies, Creative has a number of patents on its product design and manufacturing processes. Creative generally enters into confidentiality and/or license agreements with its employees, distributors, customers and potential customers. It also limits access to, and distribution of, its software, documentation and other proprietary information. However, these protections may not be adequate and Creative’s competitors may independently develop technologies that are substantially equivalent or superior to Creative’s technologies. In addition, the steps taken by Creative may not be adequate to deter misappropriation or independent third-party development of Creative’s technologies. Furthermore, the protection provided to Creative’s proprietary technologies by the laws and courts of foreign nations may not be substantially similar to or as protective as the remedies available under U.S. laws.

Third parties may also assert infringement claims against Creative with respect to current or future products. From time to time Creative receives notifications from owners of technology inquiring about or claiming possible infringement of their proprietary rights. Consequently, any assertion of infringement against Creative may result in potentially costly litigation by Creative, may require Creative to enter into royalty arrangements with the third parties claiming infringement and may result in an injunction or award of damages against Creative.

Creative depends on key personnel and could be affected by the loss of their services because of the intense competition for qualified people in Creative’s industry

Creative’s success depends to a significant extent upon a number of key employees and senior management. The loss of the service of one or more of these key employees, none of whom is bound by a written employment agreement, could have a material adverse effect on Creative. Creative believes that its future success will depend in large part upon its ability to attract and retain highly skilled technical, managerial and marketing personnel. Competition for such personnel is intense. Creative may not be successful in attracting and retaining the personnel it requires.

Creative’s success depends on its ability to attract and retain management personnel to manage successfully its expanding operations

The expansion of Creative’s operations is likely to place a significant strain on Creative’s managerial resources. Creative needs to implement additional operating, manufacturing and financial controls, improve coordination among engineering, manufacturing and finance functions, and hire additional personnel. As part of this process, Creative will need to install additional reporting and management information systems for production monitoring, inventory control and financial reporting. To the extent Creative is unable to attract additional management personnel in a timely fashion, or loses the services of existing management personnel, Creative’s operating results and financial position could be adversely affected.

Creative is a party to legal proceedings that could have a negative financial impact on Creative

Creative is a party to lawsuits in the normal course of its business. Litigation can be expensive, lengthy and disruptive to normal business operations. Moreover, the results of legal proceedings are often difficult to predict. An unfavorable resolution of a particular lawsuit could have a material adverse effect on Creative’s business, operating results or financial condition. For additional information regarding certain of the lawsuits in which Creative is involved, see “Legal Proceedings” in Item 8 of this Annual Report.

Rising fuel costs or limited fuel availability may continue to increase Creative’s costs of doing business

Increases in fuel costs or limited fuel availability may adversely affect Creative’s business, including its gross margins. Creative often manufactures products far from the final points of sale for these products. As a result, Creative’s shipping costs are impacted by an increase in fuel costs or limitations on fuel availability. For example, recent increases in the price of fuel have prompted Creative to shift some of its shipping from air to sea. The increased transportation time associated with shipping products by sea increases the length of the product cycle and, as a result, has resulted in higher inventory levels which could impact Creative’s business in the future.

Creative is controlled by one founding shareholder

As of June 30, 2003, Mr. Sim Wong Hoo, one of Creative’s founders and its current Chief Executive Officer, beneficially owned approximately 32.6% of Creative’s outstanding ordinary shares. Because he is the largest shareholder, Mr. Sim may be able to influence the election of Creative’s directors, to determine the outcome of most corporate actions requiring shareholder approval and to control the management and affairs of Creative.

Creative is subject to anti-takeover provisions that could delay or prevent an acquisition and could adversely affect the price of Creative’s ordinary shares

The Securities and Futures Act (Chapter 289) of Singapore and the Singapore Code on Take-Overs and Mergers (“Code”) contain certain provisions that may discourage, delay, deter or prevent a future takeover or change in control of Creative. Except with the Securities Industry Council’s consent, the Code requires any person acquiring an interest in 30% or more of Creative’s voting rights, to extend a takeover offer to the holders of any class of share capital of Creative which carries votes. Such voting rights may be acquired either individually or by acting in concert with other parties, through a single transaction or a series of transactions over a period of time. The Code also requires such takeover offer to be made if a person holding between 30% and 50% of Creative’s voting rights, either individually or acting in concert with other parties, acquires an additional 1% of Creative’s voting rights in any 6-month period. In addition to such person, each of the principal members of the group of persons acting in concert with him may also have the obligation to extend such takeover offer.

These provisions may discourage or prevent certain types of transactions involving an actual or threatened change of control of Creative, which may allow shareholders to sell their shares of Creative at a price above the prevailing market price. Therefore, these provisions could limit the price that investors might be willing to pay for shares of Creative in the future.

When Creative delists its shares from the Nasdaq National Market, investors may find it more difficult to buy or sell Creative shares, and when Creative ceases its U.S. public company reporting obligations, investors may find it more difficult to obtain information about Creative

In January 2003, Creative announced that it intends to delist its ordinary shares from the Nasdaq National Market and that it will initiate steps to facilitate the elimination of its U.S. public reporting obligations. Creative’s shares will continue to be listed on the Singapore Exchange Securities Trading Limited, or the SGX-ST.

The delisting of Creative’s shares from the Nasdaq National Market could reduce the ability of holders of its ordinary shares to purchase or sell shares as quickly and as inexpensively as they have done historically, and may have an adverse effect on the trading price of Creative ordinary shares. Delisting could also adversely affect Creative’s relationships with its vendors and/or customers.

Creative may also repurchase its ordinary shares trading on Nasdaq National Market from time to time with the objective of ceasing its U.S. public company reporting obligations. The purpose of any such repurchases would be to reduce the number of holders of Creative’s ordinary shares resident in the United States, including holders who own shares in the name of a broker, to less than 300. If Creative’s ordinary shares become held by fewer than 300 U.S. residents, including holders who own shares in the name of a broker, and if options to purchase ordinary shares are held by fewer than 300 U.S. residents, Creative would be able to terminate its U.S. public reporting obligations. If Creative is not successful in reducing the numbers of holders of its shares to the level required to eliminate its U.S. public reporting obligations, then it will continue to incur the significant costs and administrative burden of maintaining dual primary listings in Singapore and the United States as well as substantial costs associated with maintaining compliance with its U.S. public reporting obligations, all of which may have an adverse impact on Creative’s profitability and results of operations. In addition, if Creative spends a substantial amount of its cash reserves to repurchase its shares that are traded on Nasdaq and is unable to generate substantial cash flows from its operations, then its cash position will be adversely affected.

Creative currently files reports with the U.S. Securities and Exchange Commission electronically and its reports can be found at the SEC’s website. The elimination of Creative’s U.S. public reporting obligations may also make it more difficult for investors to obtain current information about Creative. If Creative is successful in ceasing its U.S. public reporting requirements, it will still be obligated to file reports under Singapore’s applicable reporting requirements, but Singapore’s applicable reporting requirements may not require the same level of disclosure as the U.S. public reporting requirements and investors may not have easy access to Creative’s Singapore-mandated reports.

The market price of Creative’s ordinary shares is volatile

The quoted market price of Creative’s ordinary shares has fluctuated significantly in the past and is likely to continue to be highly volatile. The quoted market price of Creative’s ordinary shares may be significantly affected by a variety of factors, including:

•	the announcement of new products or technologies;

•	innovations by Creative or its competitors;

•	acquisitions of new technologies;

•	divestments of particular low-performing product lines;

•	quarter to quarter variations in Creative’s results of operations;

•	the timing of the delisting of Creative’s shares from the Nasdaq National Market and the cessation of its U.S. public company reporting obligations; and

•	general market conditions or market conditions specific to particular industries.

The stock prices for many technology companies, including Creative, have experienced wide fluctuations, which often have been unrelated to the operating performance of these companies. In addition, the relatively low trading volume of Creative’s ordinary shares on the Nasdaq National Market may lead to more volatility in the market price of Creative’s shares. As a result, these fluctuations may adversely affect the market price of Creative’s ordinary shares in the future.

Creative’s stock price may fluctuate because the value of its investments fluctuates

A portion of Creative’s assets includes equity investments in various companies. These companies include both publicly traded and non-publicly traded companies. The market price, valuations and carrying value of the securities that Creative holds in these companies may fluctuate due to general market conditions, the recent trend of increased volatility for technology stocks and other conditions over which Creative has no control. Fluctuations in the market price and valuations of the securities that Creative holds in other companies may result in potential price reductions of carrying values of Creative’s investee companies and fluctuations of the market price of Creative’s ordinary shares and may reduce the amount of working capital available to Creative.

The enforceability of U.S. judgments against Creative is limited

Because substantial portions of Creative’s assets are located outside the United States, purchasers of Creative’s securities have limited assets in the United States against which they may enforce judgments of U.S. courts. As a result, purchasers of Creative’s securities who obtain judgments against Creative based upon allegations of violations of U.S. laws may be required to seek enforcement of their judgments in non-U.S. jurisdictions, such as Singapore, where Creative’s executive offices, manufacturing and substantially all of its research and development operations are located. However, there is no guarantee that a court in a non-U.S. jurisdiction would enforce a U.S. judgment.

There is no treaty between the United States and Singapore providing for the reciprocal recognition and enforcement of judgments. As a result, U.S. judgments are not automatically enforceable in Singapore. In addition, judgments of U.S. courts based on the civil liability provisions of the U.S. securities laws are not enforceable in Singapore courts. It is doubtful as to whether Singapore courts will enter judgments in original actions brought in Singapore courts based solely upon the civil liability provisions of the U.S. securities laws.

Service of process on Creative in the United States is limited generally

Creative is a Singapore corporation. A majority of the members of its management team and Board of Directors are not U.S. residents. As a result, it may not be possible for investors to effect service of process within the United States upon these non-U.S. residents.

ITEM 4: INFORMATION ON THE COMPANY

HISTORY AND DEVELOPMENT OF CREATIVE

Creative Technology Ltd., founded in 1981 by Mr. Sim Wong Hoo, was incorporated in Singapore as a private limited company in July 1983 and continues to maintain its principal executive offices there. From 1983 to 1988, Creative’s revenues were derived primarily from the design, manufacture and distribution of personal computers, or PCs, and related enhancement products. In 1987, as a result of intense competition and continuing price erosion in the PC market, Creative decided to concentrate its development strategy on newer, higher margin audio products. In November 1987, Creative began shipments of Game Blaster, a product designed to add music capabilities to PCs targeted at the PC games and entertainment market. This product evolved into the Sound Blaster product line that began shipping in November 1989. Revenues grew significantly, reflecting rapid market acceptance of Sound Blaster and other products in the Blaster family, which lead to Creative’s successful initial public offering in the United States. Creative ordinary share began trading on the Nasdaq National Market under the symbol “CREAF” on August 3, 1992. On June 15, 1994 Creative’s shares began trading on the Singapore Exchange Securities Trading Limited.

Creative’s corporate headquarters is located in Singapore at 31 International Business Park, Creative Resource, Singapore 609921, telephone number: 65-6895-4000. Creative manages its operations in the United States, Canada and Latin America through its U.S. subsidiary, Creative Labs, Inc., (“Creative Labs”) which is located at 1901 McCarthy Boulevard, Milpitas, California 95035. Creative’s primary manufacturing facilities are based in Malaysia and China, with sales, distribution and research and development being carried out through a global network of subsidiaries located in North America, Europe and Asia.

Important Events and Recent Acquisitions

In September 2003, SigmaTel, Inc., one of Creative’s investee companies, successfully completed an initial public offering of its common stock in the United States. SigmaTel issued approximately 7.4 million new shares and selling shareholders sold approximately 4.1 million shares. As of the date of this Annual Report, Creative holds approximately 7.6 million shares of SigmaTel common stock. As a result of the initial public offering, Creative’s ownership percentage in SigmaTel was reduced to 22.5% from 28.7%. In accordance with U.S. generally accepted accounting principles, this reduction in Creative’s ownership percentage is treated as a “deemed disposal” and Creative recognized a non-cash gain of $23.1 million from this transaction in the first quarter of fiscal year 2004 even though it did not sell any shares in the offering. The amount of the gain represents the net increase in Creative’s share of the net assets of SigmaTel as a result of the initial public offering.

In January 2003, Creative announced that it intends to move to a single primary stock exchange listing on the Singapore Exchange, or the SGX-ST. Consequently, Creative intends to delist its ordinary shares from the Nasdaq National Market and will initiate steps that can facilitate the elimination of its U.S. public reporting obligations. The primary reasons for delisting from Nasdaq and for eliminating its U.S. public reporting obligations are the high administrative overhead and significant costs of the evolving and increasingly burdensome U.S. reporting obligations, particularly in relation to the limited benefit that Creative believes it presently derives from its Nasdaq listing. Since November 2001, Creative’s SGX-ST trading volume has significantly exceeded the Company’s trading volume on the Nasdaq with Creative’s Nasdaq daily trading volume representing less than one-tenth the average daily trading volume of its shares on the SGX-ST over the past six months. Additionally, over the past two years, there has been an increasing trend for Creative shares to move from Nasdaq to SGX-ST, where the majority of its shares are currently registered.

For these reasons, Creative believes that it is in the best interests of the Company and its shareholders for Creative to take steps to eliminate its U.S. public reporting obligations and seek to delist from Nasdaq while maintaining its listing on the SGX-ST. Delisting from Nasdaq will not affect the status of Creative’s shares on SGX-ST. After the delisting from Nasdaq, Creative will retain the listing of its Ordinary Shares on the SGX-ST, and will comply with the Continuing Listing Rules of the SGX-ST.

Creative can eliminate its U.S. public reporting obligations by reducing the number of holders of its ordinary shares resident in the United States, including holders who own shares in the name of a broker, and the number of holders of options to purchase ordinary shares resident in the United States, in each case to less than 300. To facilitate the elimination of Creative’s U.S. public reporting obligations, it has terminated the electronic transfer of its shares from the register of the Central Depository (Pte) Limited in Singapore to accounts with brokers located in the United States as of June 1, 2003. In addition, Creative may also repurchase its ordinary shares on Nasdaq under an open market repurchase program. Creative did not repurchase any of its shares in fiscal 2003 and has not purchased any shares during the period from July 1, 2003 to the date of this Annual Report.

In July 2002, a Creative subsidiary, Creative Technology Centre Pte. Ltd. (“CTC”), declared a dividend of approximately $4 million to its shareholders, Creative and Bukit Frontiers Pte. Ltd. (“BFPL”), a company owned by Creative’s Chairman and CEO, Sim Wong Hoo. Creative and BFPL each received a net dividend of approximately $2 million.

In accordance with the joint venture agreement with BFPL as approved by Creative’s shareholders, in July 2002, Creative acquired from BFPL the remaining 50% interest that it did not currently own in its building located in the International Business Park in Singapore. The consideration paid by Creative for the 50% interest in CTC amounted to about $4 million. Additionally, Creative repaid the outstanding building-related loans of $7.1 million to BFPL. The financial consideration for the purchase of CTC shares was set at CTC’s audited net asset value at July 4, 2002, based on the value of the building as determined by an independent property valuer. The acquisition was accounted for by the purchase method. The payment was allocated to land and buildings, deferred tax liability and against minority interest.

Principal Capital Expenditures

Creative’s capital expenditures for property, plant and equipment for the fiscal years ended June 30, 2003, 2002 and 2001 were $21.2 million, $9.5 million and $37.9 million, respectively. The principal areas of capital expenditures during fiscal years 2003 and 2001 were land and building, R&D equipment, machinery, computer hardware and software, and in 2002 were computer hardware, machinery and R&D equipment.

Principal Equity Investments

Creative continually evaluates other companies and their technologies, subsystems and product offerings and may make equity investments in, or establish strategic alliances with, those entities that may provide Creative with complementary products and technologies. During fiscal years 2003, 2002 and 2001, Creative made investments that totaled $5.5 million, $9.2 million and $110.4 million, respectively.

In the last two fiscal years, Creative has experienced a steep decline in the value of its investment portfolio due to the downturn in global equity markets. Fiscal 2003 net loss in investments was $6.0 million. In fiscal 2002 and 2001, Creative took permanent write-downs of certain quoted and non-quoted investments which contributed to a net loss in investments of $45.4 million in fiscal 2002 and $148.5 million in fiscal 2001.

BUSINESS OVERVIEW

Creative is one of the leading providers of products for personal computers and lifestyle digital entertainment products. Creative products are used in a wide array of solutions for PC entertainment, education, music, Internet applications and services and productivity tools markets. Creative markets its products to consumers and system integrators, with worldwide distribution through traditional marketing channels, original equipment manufacturers (“OEMs”) and the Internet under a variety of trademarks, including the “Blaster” and “MuVo®” family names. Creative’s Sound Blaster® and EAX® technologies have been established as de facto standards for multimedia enhancements for the PC.

Creative’s current principal product offerings include:

•	Sound Blaster® sound cards, including the Sound Blaster Audigy®2 and Sound Blaster Audigy line of audio cards, and the Sound Blaster Wireless Music. The Sound Blaster Audigy 2 ZS Platinum Pro is the most advanced audio card offered by Creative.

•	PC speaker products sold under the Creative and Cambridge SoundWorks® brands, such as the Creative GigaWorks S750, Creative Inspire™ T7700, Creative I-Trigue™ L3500/L3450 and the portable Creative TravelSound™ MP3.

•	Lifestyle digital entertainment devices, including the Creative NOMAD® Zen and Creative NOMAD MuVo series of portable digital audio players and the Video Blaster WebCam and the Creative PC-CAM/DC-CAM series of portable digital cameras.

•	Graphics accelerator cards, including 3Dlabs’ Wildcat series of graphics accelerators.

•	Communications products, including modems, Internet telephony and broadband Internet access solutions, such as DSL modems and bridging/routing devices.

•	Electronic musical instruments, data storage and other PC peripheral and software products.

Creative believes that its strengths in the PC market resulting from its “Blaster” and other brand names, its extensive global distribution network, and its technology and manufacturing expertise, places it in a solid position to sell new and enhanced audio, speaker, lifestyle digital entertainment and Internet-related products. Creative continues to invest in research and development activities to improve existing products and to introduce new products. It continually evaluates other companies’ technologies, subsystems and product offerings and may make equity investments in, or establish strategic alliances with, those entities that can provide Creative with complementary products and technologies. To achieve low per unit costs and meet rapid time to market demands, Creative has developed in-house expertise in software and hardware development, industrial/mechanical design, chip design and high-volume manufacturing.

Creative’s Principal Products

Creative is one of the leading providers of digital entertainment products for the personal computer. Using proprietary technologies and the power and flexibility of the personal computer, Creative’s innovative hardware, applications and services enable consumers to experience high quality digital entertainment, especially in three core audio categories: sound cards, speakers and lifestyle digital entertainment products. Creative’s product line includes a wide array of PC upgrades, such as Sound Blaster audio cards, high quality multi-channel speakers, lifestyle digital entertainment products, such as the NOMAD line of portable digital audio players and PC-CAM/DC-CAM and WebCam digital cameras, and a mix of other products, including 3D graphics cards, modems, software, musical instruments, computer mice and keyboards.

Audio Products

Creative continuously improves the technology and features of its PC audio offerings. In September 2002, Creative introduced the Sound Blaster Audigy 2. Powered by the Audigy 2 chip, it offers even higher fidelity audio capabilities than the original Audigy. The Sound Blaster Audigy 2 ZS, launched in September 2003, offers 24-bit/192KHz audio, DVD-Audio support, 108 dB signal-to-noise ratio (“SNR”), Dolby Digital® EX and DTS-ES™ surround sound, EAX 4.0 ADVANCED HD™ and other advanced features. Creative also launched the Sound Blaster Audigy 2 NX, an external USB sound system that delivers superior 24-bit ADVANCED HD audio, cinematic 7.1 surround, and 24-bit DVD-Audio playback. The Sound Blaster Wireless Music was launched in September 2003, and is designed to play MP3 and WMA music collections stored on a PC over an existing 802.11b or 802.11g wireless network.

Speakers

To provide a complete audio solution for music, gaming and movie enthusiasts, Creative offers a complete range of high-quality subwoofer and satellite speaker systems for the PC under the Creative and Cambridge SoundWorks brands. Current models include: Creative GigaWorks S750, Creative’s premier 7.1 speaker solution, which offers 700 Watts Total System Burst Power and titanium supertweeters; Creative Inspire T7700, a 7.1 speaker system with Creative Multi-Speaker System (CMSS®) technology; the stylish Creative I-Trigue L3500 and L3450 which incorporate a Lateral Firing Transducer, and two premium titanium micro drivers; and the portable Creative TravelSound MP3, which includes titanium drivers and an MP3 player in a tiny package.

Lifestyle Digital Entertainment Products

Portable Digital Audio Players: In July 2003, Creative introduced the NOMAD Zen NX, a digital audio player with huge storage capacities of 20GB or 30GB. Encased in a trendy, pocket-sized anodized aluminum casing, the 30GB NOMAD Jukebox Zen NX stores up to 8000 songs and offers a whole host of features, including powerful music management tools, superb audio (up to 98dB SNR), a fast USB 2.0 connector, EAX technology, removable Li-ion battery and up to 14 hours continuous playback. Creative also introduced the NOMAD MuVo NX in July 2003, a tiny ultra-light MP3 player with an LCD screen, voice recorder and a removable USB storage drive. It comes in 128MB and 256MB versions. The NOMAD MuVo2 was launched in September 2003. It is Creative’s smallest hard drive-based digital audio player with 1.5GB capacity, USB 2.0 connectivity and a removable and rechargeable Li-ion battery. The elegant Creative Rhomba™ digital audio player was launched in October 2003 and features a split LCD screen, voice recording, and FM tuner. Like the MuVo NX, it comes in 128MB and 256MB versions.

Digital Cameras: Creative’s premier digital camera is the Creative DC-CAM 3000Z, which features a high quality 3.2 MegaPixels CCD Sensor, 3x optical zoom, digital still image and video capture/playback capabilities and a host of other features. The affordable Creative PC-CAM 880 features a 2.1 MegaPixels CMOS Image Sensor (3.0 MegaPixels with interpolation) as well as the ability to operate as a webcam. Creative’s premier standalone webcam is the Creative WebCam Pro eX, which features CCD technology for sharper images. Creative’s small, durable and stylish Creative WebCam Notebook is ideal for notebook users with its super compact size.

Other Products

Graphic Accelerator Cards: As a result of the acquisition of 3Dlabs in May 2002, Creative now offers graphics cards and graphics solutions for the high-end graphics market, including the 3Dlabs’ Wildcat series of graphics accelerators.

Communications Products: Broadxent Pte Ltd. (“Broadxent”), a Creative subsidiary, currently offers wireless modems and broadband Internet access solutions, such as DSL modems and bridging/routing devices.

Broadxent also offers various models of internal and external modems offering a combination of features including USB/PCI/Serial/PCMIA bus connectivity, V.92 compliance, full duplex speaker-phone, professional answering machine with multiple mailboxes, video conferencing interface and caller ID.

Musical Instrument Products: E-mu Systems Inc. (“E-mu”), a Creative subsidiary, designs, manufactures and markets electronic musical instruments, computer controlled sound and multimedia solutions, professional digital sampling systems and digital sampling players under the E-mu brand name. In April 2002, Creative launched the Creative Prodikeys™, a synergistic music and PC keyboard which targets a broad base of music lovers from the novice to the professional musician. It combines an ergonomic QWERTY keyboard and 37 touch sensitive music keys with powerful, yet easy-to-use software.

Input Devices: Creative offers various models of optical mice, including wired and wireless optical mice, as well as a wireless keyboard.

Data Storage: Creative currently offers a 16X PC-DVD™ DVD-ROM drive, which is capable of transferring DVD data at a maximum speed of 16X and CD-ROM data at a maximum speed of 48X. Creative’s latest model of CD-RW drive offers maximum CD-R writing speed of 52X and CD-RW writing speed of 32X with an ability to read CD-ROM data at speeds up to 52X. Creative also offers combo drives combining CD-RW and DVD-ROM functions, and external CD-RW drives.

Marketing, Sales, Customer Support And Backlog

Retail sales

Creative markets its products in more than 50 countries in the Americas, Europe and Asia through a worldwide network of wholly-owned subsidiaries, related and third-party distributors, and certain key retailers. The third party distributors and retailers are selected for their expertise in marketing and ability to place Creative’s products in the major retail channels. See Note 17 of “Notes to Consolidated Financial Statements” for information relating to foreign and domestic operations and export sales.

Creative’s sales, by geographical region, expressed as a percentages of total external sales are as follows:

	Fiscal years ended June 30,
	2003	2002	2001
The Americas	49%	48%	49%
Europe	37%	34%	33%
Asia Pacific	14%	18%	18%

Creative distributes its products in North America predominantly through Creative Labs and through other subsidiaries, including 3Dlabs, Broadxent, Cambridge SoundWorks and E-mu. The distribution of products in Europe is carried out principally through Creative’s wholly-owned European distribution center in Dublin, Ireland, where manufacturing, distribution and customer support operations are conducted. In order to focus its products more directly on satisfying local market needs, and to enhance and support existing distribution arrangements, Creative also utilizes wholly-owned sales and marketing agencies in certain European countries including: the United Kingdom, France, Germany, Belgium, Netherlands, Spain, Denmark, Sweden, Italy, Poland and Portugal. In Asia, Creative distributes its products through its headquarters in Singapore and its subsidiaries and affiliated companies in Australia, China, Hong Kong, Japan, Malaysia, South Korea and Taiwan.

Like other manufacturers of consumer products, Creative is exposed to the risk of product returns from distributors and retailers, either through customers exercising their contractual return rights or as a result of Creative’s strategic interest in assisting customers to balance their inventories. For example, although Creative attempts to monitor and manage the volume of its sales to its distributors and retailers, large shipments made to these distributors and retailers to meet anticipated high demand during the year-end holiday season can lead to overstocking which may result in returns following the holiday season. Moreover, the risk of product returns may increase if the demand for Creative’s products declines, or if competitors liquidate inventory at distressed prices. In the past, Creative has accepted returns from its direct retail channel customers that have overstocked certain of its products. Creative continually reviews its allowance for sales returns and believes that it has provided adequate allowances for projected returns. However, there can be no assurance that such allowances will be sufficient for actual returns in future periods. In addition, Creative provides price protection to its distributors. Creative also believes that it has provided sufficient allowances to cover its price protection obligations. A significant decrease in the price of Creative’s products could adversely affect Creative’s operating results.

OEM sales

Creative’s primary OEM focus has been to sell and support its family of sound cards, speakers and graphics cards to OEMs who incorporate its cards into their PCs and workstations and bundle its speakers. Creative products are either included as a part of a pre-configured feature in some OEM system configurations or offered as an upgrade option that the end customer can specify. Creative has broadened its OEM business to include sales of its PDE products to OEMs, including its NOMAD family of flash based and hard disk players. The OEMs can sell these PDE products either as a bundle with their systems or as stand-alone units. Creative’s current OEM customers include: Dell Inc., Gateway, Inc., Hewlett Packard Co., and Packard Bell/NEC.

Customer support

Creative maintains customer support centers in the United States and Ireland to provide multilingual support to purchasers of Creative’s products in the United States and Europe via telephone, fax and various on-line services. Support center representatives answer questions regarding product specifications, availability, installation and use. Product specifications, technical information and various levels of support are also available through Creative’s Internet web site at www.creative.com. In addition, Creative provides extensive programming support to developers of multimedia software used for the creation of Sound Blaster compatible software titles.

Backlog

Because Creative’s customers typically expect quick deliveries, Creative seeks to ship products within a few weeks of receipt of orders and expects to operate without significant backlog, relying on bookings each quarter to comprise a predominant portion of its sales for that quarter. As a result, Creative does not believe that backlog is a meaningful indicator of future sales.

Location In Singapore

Creative’s executive offices and a substantial portion of its research and development operations are located in Singapore and, therefore, its operations and the market price of its ordinary shares may be affected by economic, geopolitical and other conditions in Singapore and in the Asia Pacific region.

Manufacturing

Central to Creative’s pricing strategy is its ability to manufacture high-quality, sophisticated products in commercial volumes at a relatively low cost at its facilities in Singapore, Malaysia and China, using modern surface mount technology assembly lines. To minimize component costs and to enable Creative to price its products competitively, Creative relies extensively on in-house research and development and strict control of the manufacturing process. In order to balance manufacturing capacity requirements, Creative also utilizes, and expects to continue to utilize, a number of subcontractors in Singapore, Malaysia and China. These subcontractors assemble speakers and provide low-level board assembly functions during periods of peak demand. This flexibility between in-house and third party manufacturing allows Creative to lower its fixed manufacturing costs, thereby reducing per unit cost, while meeting rapid time-to-market demands.

Research And Development

Since its inception, Creative has maintained its research and development department (“R&D Department”) primarily at its Singapore headquarters. As part of its overall policy of developing a broad range of multimedia technologies for the PC market, Creative has made a number of strategic acquisitions, including 3Dlabs, Cambridge SoundWorks, Broadxent, E-mu, Ensoniq and Silicon Engineering Inc. The efforts of the R&D Department have been critical in Creative’s development of its products and resulted in several new products, including the Sound

Blaster Audigy 2, which provides Dolby Digital EX quality surround sound and DVD-Audio support, PDE products, including the NOMAD Jukebox 3, NOMAD Jukebox Zen and NOMAD MuVo line of digital audio players and the WebCam and PC-CAM line of portable digital cameras, and the new line of Inspire speakers, Cambridge SoundWorks MegaWorks and the portable Creative TravelSound MP3.

To remain competitive, Creative believes that it will need to continue to invest significant resources in research and development to enhance existing products and to develop new technologies and products. In fiscal 2003, 2002 and 2001, Creative spent $58.8 million, $38.2 million and $54.0 million, respectively, on research and development. Some of the technologies and products currently being developed by Creative include next generation audio products that incorporate high definition audio for the PC, multi-speaker surround sound, enhancements to the 24-bit Advanced HD and EAX Advanced HD standard, digital MP3 signal processing technologies, new PDE products including digital cameras and mobile MP3 players, and a new line of digital speakers. One of Creative’s subsidiaries, Broadxent, continues to develop broadband Internet access solutions, such as DSL modems and bridging/routing devices. 3DLabs, a Creative subsidiary, continues to invest in advanced development to maintain its leadership in the 3D graphics workstation market. In developing new products, Creative strives to design technologies, products and processes that provide greater consumer functionality, ease of use, lower cost of production, and better performance. In addition to in-house research and development efforts, Creative continues to license and purchase relevant technologies in the normal course of its business.

Patents and Licenses

Creative holds a number of patents and pending patent applications from the United States and from other countries. Creative also licenses patents and other intellectual property from third parties. However, Creative does not believe that it is materially dependent on any single patent or license. While Creative believes that patent protection is important, Creative also believes that other competitive factors, such as technological and manufacturing expertise, product design and ease of use, are as important if not more important to its business.

Seasonality

Creative’s sales are seasonal. Creative typically experiences higher demand for its products in the second half of the calendar year compared to in the first half of the year, due primarily to the back to school buying season and the year-end holiday shopping season.

Competition

Creative faces intense competition from both established companies and emerging companies in the PC audio, speakers, personal digital entertainment, graphics, communications, multimedia and semiconductor markets and expects competition to continue to intensify as these markets evolve. Many of Creative’s current and potential competitors have substantially greater financial, manufacturing, marketing, distribution and other resources. Some of Creative’s competitors may also have greater name recognition and market presence, longer operating histories, greater market power and product depth, lower cost structures and larger customer bases. Creative’s current competitors include:

•	for Creative’s audio products, Sound Blaster boards and chipsets: Analog Devices, ESS Technology Inc., Guillemot International, Intel, NVIDIA Corporation, I/O Magic Corporation, M-Audio, Philips, Roland, SigmaTel, Terratec, Turtle Beach, Yamaha and VIA Technologies;

•	in the speaker market: Altec Lansing, Bose, Cyber Acoustics, General Electric, Harmon Multimedia/JBL, Jenson, Kinyo, Klipsch, Logitech/Labtec, Philips, Sony, Yamaha and several non-branded Chinese manufacturers;

•	for Creative’s personal digital entertainment products: 3-Com, Aiptek, Apple Computer, Archos Technology, Best Data Products, Canon, Casio, Digital Networks NA (through its Rio line of products), Digitalway, D-Link, Ezonics, I-Jam Multimedia, I/O Magic, Iomega, i-River, Kodak, Lexar, Logitech, Micro Innovations, Olympus, Panasonic, Philips, Polaroid, Thompson Consumer Electronics, Samsung, Sony, Veo and Virgin Pulse;

•	in the workstation graphics market: ATI Technologies Inc., NVIDIA Corporation and PNY Technologies;

•	in the communications market: ActionTec, Arescom, Best Data Products, Com21, Efficient, Linksys, Motorola, Scientific Atlantic, 3COM (US Robotics), Toshiba, Westell, Zoom Telephonics and Zyxel; and

•	in the multimedia upgrade kits and data storage market, including DVD and CD-ROM and CD-RW drives: Acer, Hewlett-Packard, LG Electronics, Mitsumi, Panasonic, Philips, Plextor, Sony, Toshiba and Yamaha.

These competitors may be able to adapt more quickly to new technologies and changes in consumer preferences by introducing new products at competitive prices which may result in lost market share for Creative and may force Creative to lower prices on its products which may result in reduced margins for those products. These competitive pressures may also cause Creative’s potential customers to delay or defer their purchasing decisions in anticipation of potential new products, lower prices to come, or both. Creative may not be able to compete successfully in the future with its existing or potential competitors and intense competition could have a material adverse effect on Creative’s operating results. See Item 3 “Risk Factors” – Creative faces a high level of competition in each of its product markets.

Sources of Supply

Creative procures raw materials, parts and components to be used in the production of its products from various vendors around the world. While there are multiple sources of supply for many categories of parts and components, Creative has limited supply sources for certain components of its most successful products, such as flash memory chips and hard disk drives used in various PDE products. The inability of limited supply sources to provide Creative with sufficient quantities of components has in the past and may in the future affect Creative’s production and/or cost of goods sold. See Item 3: Risk Factors: “Creative depends upon outside vendors and has limited supply sources for certain components of its most successful products.”

Governmental Regulation

Creative is subject to various governmental regulations in countries in which it operates, including regulations relating to business/investment approvals, export regulations including those related to national security considerations, tariffs, antitrust, intellectual property, consumer and business taxation and exchange controls. In addition, Creative is subject to the rules and regulations of the Registrar of Companies and Businesses in Singapore and the rules and regulations of the Securities and Exchange Commission and the Nasdaq National Market in the United States. Creative is also subject to environmental, recycling and occupational health and safety regulations in the jurisdictions in which it operates, particularly those in which it has manufacturing, research, or similar operations.

ORGANIZATIONAL STRUCTURE

The following is a listing of the significant (direct/indirect) subsidiaries of Creative:

Name/Region of Principal Operations	Country of Incorporation	Ownership
United States of America:
Cambridge SoundWorks, Inc.	U.S.A.	100%
Creative Labs, Inc.	U.S.A.	100%
3Dlabs, Inc.	U.S.A.	100%

Europe:
Creative Labs Ireland	Ireland	100%

Asia:
Broadxent Pte Ltd and subsidiary companies	Singapore	100%
Creative Future Computer Co. Ltd	China	100%
Creative Media Kabashiki Kaisha	Japan	70%
Creative Technology Centre Pte Ltd	Singapore	100%
Cubic Electronics Sdn Bhd	Malaysia	100%
Creative Labs Pty Ltd	Australia	100%

Others:
CTI Limited	Bermuda	100%
CTI II Limited	Bermuda	100%
3Dlabs Inc., Ltd	Bermuda	100%

PROPERTY, PLANT AND EQUIPMENT

Creative’s headquarters, research and development, international sales and marketing, and engineering facilities are located in Singapore. Creative has manufacturing plants in Singapore, Malaysia and China.

The following is a description of Creative’s leased properties as of June 30, 2003:

Location	Description of Property	Area Sq. Ft.	Lease Expiration
Singapore	Land for corporate headquarters building	267,863	2024
Stillwater, Oklahoma, USA	Office and warehouse	60,050	2005
Fremont, California, USA	Office and warehouse	177,005	2006
Scotts Valley, California, USA	Office, R&D center and warehouse	34,081	2005
Scotts Valley, California, USA	Office, R&D center and warehouse	52,100	2003
Madison, Alabama, USA	Office	47,283	2006
Andover, Massachusetts, USA	Office and R&D center	26,053	2007
Westwood, Massachusetts, USA	Warehouse	108,000	2004

Creative also currently leases an aggregate of approximately 117,000 square feet of office space for smaller sales offices in Australia, Belgium, China, Denmark, France, Germany, Hong Kong, Italy, Japan, Poland, Portugal, Spain, Sweden, Taiwan, the United Kingdom, and the United States. In addition, Cambridge SoundWorks operates 24 retail stores with an aggregate of approximately 75,000 square feet in California, Connecticut, Massachusetts and New Hampshire. Leases for these smaller sales offices are subject to lease agreements expiring between 2003 to 2008.

CTC, a subsidiary of Creative, owns the 663,000 square foot corporate headquarters building on leased land in Singapore. This facility is being utilized for offices, research and development, production and warehousing. In addition, Creative also owns two office buildings in Milpitas, California that total approximately 88,000 square feet. Creative also has office, production and warehouse facilities of approximately 100,000 square feet in Dublin, Ireland, 672,000 square feet in Malaysia and 269,000 square feet in China. Creative owns approximately 5 acres of land for its facilities in Ireland, approximately 30 acres of land for its facilities in Malaysia and approximately 58 acres of land for its facilities in China.

Creative believes that all of its properties are in good condition and suitable for the purposes for which they are used.

ITEM 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

GENERAL

Operating and Financial Review and Prospects are based upon Creative’s Consolidated Condensed Financial Statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Management believes the following critical accounting policies affect its more significant estimates and assumptions used in the preparation of its consolidated financial statements:

Revenue recognition;

Allowances for doubtful accounts, returns and discounts;

Valuation of inventories;

Valuation of investments;

Valuation of goodwill and other intangible assets;

Assessment of the probability of the outcome of current litigation; and

Accounting for income taxes.

REVENUE RECOGNITION

Revenue from product sales is recognised when persuasive evidence of an arrangement exists, title and risk of loss transferred, delivery has occurred, price is fixed or determinable, and collectibility is probable. Allowances are provided for estimated returns, discounts and warranties. Management analyzes historical returns, current economic trends and changes in customer demand and acceptance of its products when evaluating the adequacy of the sales returns allowance. Such allowances are adjusted periodically to reflect actual and anticipated experience. When recognizing revenue, Creative records estimated reductions to revenue for customer and distributor programs and incentive offerings, including price protection, promotions, other volume-based incentives and rebates. Creative may take action to increase customer incentive offerings, possibly resulting in an incremental reduction of revenue at the time the incentive is offered. Significant management judgement and estimates must be used in connection with establishing these allowances in any accounting period. If market conditions were to decline, Creative may take action to increase customer incentive offerings, possibly resulting in an incremental reduction of revenue at the time the incentive is offered.

ALLOWANCES FOR DOUBTFUL ACCOUNTS, RETURNS AND DISCOUNTS

Creative establishes allowances for doubtful accounts, returns and discounts for specifically identified doubtful accounts, returns and discounts based on credit profiles of its customers, current economic trends, contractual terms and conditions and historical payment, return and discount experience. Management performs ongoing credit evaluations of customers’ financial condition and uses letters of credit in certain circumstances. Credit insurance coverage is obtained when coverage is available and feasible. However, Creative is not able to procure credit insurance coverage for all customers as insurers have excluded certain customers and geographic markets. In the event actual returns, discounts and bad debts differ from these estimates, or Creative adjust these estimates in future periods, its operating results and financial position could be adversely affected.

VALUATION OF INVENTORIES

Creative states inventories at the lower of cost or market. Management performs a detailed assessment of inventory at each balance sheet date to establish provisions for excess and obsolete inventories. Evaluation includes a review of, among other factors, historical sales, current economic trends, forecasted sales, demand requirements, product lifecycle and product development plans, quality issues, and current inventory levels. In the event that Creative adjusts its estimates, such as forecasted sales and expected product lifecycles, its operating results and financial position could be adversely affected.

VALUATION OF INVESTMENTS

Creative holds equity investments in various companies from less than 1% to 100% of the issuer’s outstanding capital stock. Investments in companies in which Creative acquires more than 50% of the outstanding capital stock, or which are under Creative’s effective control, are treated as investments in subsidiaries, and the balance sheets and results of operations are fully consolidated after making an allowance for any minority interests. Companies in which Creative’s investments total between 20% and 50% of such company’s capital stock are treated as associated companies and recorded on an equity basis, whereby the cost of investment is adjusted to recognise Creative’s share of all post acquisition results of operations.

As for investments of less than 20%, non-quoted investments are carried at cost, less provisions for permanent impairment where necessary, and quoted investments are reported at fair value with the unrealised gains and losses included as a separate component of shareholders’ equity. The investment portfolio is monitored on a periodic basis for impairment. Creative’s investments in these companies are inherently risky because the markets for the technologies or products they have under development are typically in the early stages and may never develop. In the event that the carrying value of an investment exceeds its fair value and the decline in value is determined to be other-than-temporary, an impairment charge is recorded and a new cost basis for the investment is established. Fair values for investments in public companies are determined using quoted market prices. Fair values for investments in privately-held companies are estimated based upon one or more of the following: pricing models using historical and forecasted financial information and current market rates, liquidation values, the values of recent rounds of financing, or quoted market prices of comparable public companies.

In order to determine whether a decline in value is other-than-temporary, Creative evaluates, among other factors: the duration and extent to which the fair value has been less than the carrying value; the financial condition of and business outlook for the company, including key operational and cash flow metrics, current market conditions and future trends in the company’s industry, and the company’s relative competitive position within the industry; and Creative’s intent and ability to retain the investment for a period of time sufficient to allow for any anticipated recovery in fair value.

VALUATION OF GOODWILL AND OTHER INTANGIBLE ASSETS

Creative uses the purchase method of accounting for business combinations, in line with Financial Accounting Standards Board’s (“FASB”) Statement of Financial Accounting Standard (“SFAS”) No. 141 “Business Combinations.” The purchase method of accounting for acquisitions requires extensive use of accounting estimates and judgments to allocate the purchase price paid to the fair value of the net tangible and intangible assets acquired, including in-process technology. The allocation of the purchase price was based on independent appraisals. The amounts and useful lives assigned to intangible assets could impact future amortization; the amount assigned to in-process technology is expensed immediately. If the assumptions and estimates used to allocate the purchase price are not correct, purchase price adjustments or future asset impairment charges could be required.

Creative reviews for impairment of goodwill on an annual basis. Reviews for impairment of goodwill and other intangible assets are also conducted whenever events indicate that the carrying amount might not be recoverable. Factors that Creative may consider important which could trigger an impairment review include the followings:

•	significant under performance relative to expected historical or projected future operating results;

•	significant changes in the manner of use of the acquired assets or the strategy for Creative’s overall business;

•	significant negative industry or economic trends;

•	significant decline in Creative’s stock price for a sustained period; and

•	Creative’s market capitalization relative to net book value.

When the existence of one or more of the above factors indicate that the carrying value of goodwill and other intangibles assets may be impaired, Creative measures the amount of impairment based on a projected discounted cash flow method using a discount rate determined by the management to be commensurate with the risk inherent in Creative’s current business model.

ASSESSMENT OF THE PROBABILITY OF THE OUTCOME OF CURRENT LITIGATION

Creative records accruals for loss contingencies when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated.

ACCOUNTING FOR INCOME TAXES

In preparation of the financial statements, Creative estimates its income taxes for each of the jurisdictions in which it operates. This involves estimating the actual current tax exposure and assessing temporary differences resulting from differing treatment of items, such as reserves and accruals for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within Creative’s consolidated balance sheet. Significant management judgment is required in determining the provision for income taxes, deferred tax assets and liabilities and future taxable income for purposes of assessing the ability to realize any future benefit from its deferred tax assets. Valuation allowance is provided for Creative’s deferred tax assets as management believes substantial uncertainty exists regarding the reliability of these assets.

The Singapore corporate income tax rate is currently at 22.0%, the rate at which Creative is providing taxes on Singapore income. Creative was granted a Pioneer Certificate in 1990 under which income classified as pioneer status income is exempt from tax in Singapore, subject to certain conditions. As the Pioneer Certificate expired in March 2000, Creative has applied for a separate and new Pioneer Certificate. If Creative is awarded a new Pioneer Certificate, the effective tax rate will be reduced as profits under the new Pioneer Certificate will be exempted from tax in Singapore.

In the event that actual results differ from these estimates or Creative adjust these estimates in future periods, its operating results and financial position could be materially affected.

RESULTS OF OPERATIONS

The following table sets forth, for the periods indicated, selected statement of operations data as a percentage of sales:

	Years ended June 30
	2003	2002	2001
Sales, net	100%	100%	100%
Cost of goods sold	65	67	73

Gross profit	35	33	27

Operating expenses:
Selling, general and administrative	23	21	19
Research and development	8	5	4
Other charges	—	3	2

Operating income	4	4	2

Loss from investments, net	(1)	(6)	(12)
Interest income and other, net	1	1	—

Income (loss) before income taxes and minority interest	4	(1)	(10)

Provision for income taxes	(1)	(1)	(1)
Minority interest in loss (income)	—	—	—

Net income (loss)	3%	(2)%	(11)%

Creative’s net sales, by product category, for the past three fiscal years were as follows:

	Percentage of Net Sales for fiscal years ended June 30
	2003	2002	2001
Audio products	33%	44%	41%
Speakers	23%	21%	12%
Personal Digital Entertainment products	18%	9%	9%
Graphics & Video products	12%	6%	6%
Multimedia Upgrade Kits	1%	5%	22%
Communication / Other products	13%	15%	10%

YEAR ENDED JUNE 30, 2003 COMPARED TO YEAR ENDED JUNE 30, 2002

Net sales for the year ended June 30, 2003 decreased by 12.9% compared to the year ended June 30, 2002. The lower net sales was mainly attributed to the difficult global economic climate where several major U.S. retailers have encountered slowing sales. Audio product sales, which include Sound Blaster audio cards and chipsets, for fiscal year 2003 decreased by 34% compared to fiscal year 2002, and as a percentage of total sales, decreased from 44% in fiscal 2002 to 33% in fiscal 2003. The decrease in audio product sales was primarily due to the decline in sales to the system integrator market and a drop off in sales of low-end audio products. Sales of speakers in fiscal 2003 decreased marginally by 4% compared to fiscal 2002, mainly due to reduced sales of non-multimedia speakers offset by higher demand for new models of multimedia speakers. Speakers represented 23% of sales in fiscal 2003 compared with 21% of sales in fiscal 2002. Sales of personal digital entertainment (“PDE”) products, which includes digital audio players and digital cameras, increased by 71% in fiscal 2003 compared to fiscal 2002 and represented 18% of sales in fiscal 2003 as compared to 9% of sales in fiscal 2002. The significant increase was driven by strong demand for the NOMAD MuVo and the introduction of the NOMAD Jukebox Zen in fiscal 2003. Sales of graphics and video products increased by 78% in fiscal 2003 compared to fiscal 2002 and represented 12% of sales in fiscal 2003 compared with 6% of sales in fiscal 2002. The significant increase in graphic card sales was primarily due to sales of graphic cards by 3Dlabs, which was acquired by Creative in May 2002. Sales of multimedia upgrade kits (“MMUK”), which includes data storage devices, decreased by 82% in fiscal 2003 compared to fiscal 2002 and comprised 1% of sales compared to 5% of sales in the prior fiscal year. The reduction in MMUK sales in fiscal 2003 is in line with Creative’s current business strategy of de-emphasizing lower margin products. Sales of other products, which includes accessories, music products, communication products and other miscellaneous items, decreased by 27% in fiscal 2003 compared to fiscal 2002 and represented 13% of sales in fiscal 2003 compared to 15% of sales in the prior fiscal year. This decrease in other product sales was primarily due to a decrease in sales of communication products.

Gross profit in fiscal 2003 increased to 35% of net sales, compared to 33% in fiscal 2002. This improvement in gross profit was primarily a result of Creative’s business strategy of shifting away from low-margin and high-risk products and focusing on audio products, speakers and PDE products.

Selling, general and administrative (“SG&A”) expenses in fiscal 2003 declined by 4% compared to fiscal 2002. As a percentage of sales, SG&A expenses were 23% of sales for fiscal 2003 and 21% for fiscal 2002. Creative has been focusing on reducing its operating expenses, but the increase in SG&A expenses as a percentage of sales was primarily due to the addition of operating expenses incurred by 3Dlabs. SG&A expenses incurred by 3Dlabs include amortization of other intangible assets of $8.0 million in fiscal 2003 and $2.5 million in fiscal 2002. Research and development (“R&D”) expenses increased from 5% of sales in fiscal 2002 to 8% of sales in fiscal 2003, mainly due to the higher R&D expenses incurred by 3Dlabs which was acquired in May 2002.

Other charges of $26.1 million in fiscal 2002 relates to the write off of acquired in-process technology arising from the acquisition of 3Dlabs and represented 3% of sales in fiscal 2002. See Note 16 of “Notes to Consolidated Financial Statements.”

Net investment loss of $6.0 million in fiscal year 2003 included permanent write-downs of quoted and unquoted investments by $13.6 million offset partially by net gains from sale of quoted investments of $7.6 million. The $45.4 million net investment loss in fiscal year 2002 comprised $49.3 million in write-downs of investments, offset partially by a $3.9 million net gain from sales of investments and marketable securities. Net interest and other income decreased by $0.3 million to $4.8 million in fiscal 2003 compared to $5.1 million in the prior fiscal year. This decrease was primarily due to a reduction in interest income by $1.0 million resulting from lower interest rates, increase in share of associates’ losses by $1.0 million, offset partially by increase in exchange gain of $1.5 million.

Creative’s provision for income taxes for fiscal 2003 as a percentage of operating income was 10% compared to 20% in fiscal 2002. The higher tax provision in fiscal 2002 was primarily due to changes in the mix of taxable income arising from various geographical regions and other charges of $26.1 million in fiscal 2002 which Creative has considered it a non-tax deductible expense.

YEAR ENDED JUNE 30, 2002 COMPARED TO YEAR ENDED JUNE 30, 2001

Net sales for the year ended June 30, 2002 decreased by 34% compared to the year ended June 30, 2001. The substantially lower revenues in fiscal year 2002, was a result of the strategic shift by Creative to focus on its core products and to de-emphasize lower margin products and the difficult global economic climate. Audio product sales for fiscal year 2002 decreased by 30% compared to fiscal year 2001, but as a percentage of total sales, increased from 41% in fiscal 2001 to 44% in fiscal 2002. Sales of speakers increased by 10% and represented 21% of sales in fiscal 2002 compared with 12% of sales in fiscal 2001. The improvement in speaker sales was primarily a result of the introduction of new models of multi-media speakers. Sales of PDE products decreased by 31% and represented 9% of sales in fiscal 2002 and fiscal 2001. Sales of MMUKs decreased by 84% in fiscal 2002 compared to fiscal 2001 and comprised 5% of sales compared to 22% of sales in the prior fiscal year. The reduction in MMUK sales in fiscal 2002 is in line with Creative’s current business strategy of de-emphasizing lower margin products. Similarly, in line with this current strategy, sales of graphics and video products decreased by 36% and represented 6% of sales in both fiscal years 2002 and 2001. Sales of other products, which includes accessories, music products, communication products and other miscellaneous items, increased by 4% and represented 15% of sales in fiscal 2002 compared to 10% of sales in the prior fiscal year. This increase in other product sales was primarily due to an increase in sales of communication products.

Gross profit in fiscal 2002 increased to 33% of net sales, compared to 27% in fiscal 2001. This improvement in gross profit was primarily a result of the strategic shift in business, with emphasis on Creative’s core audio products, speakers and PDE products.

SG&A expenses in fiscal 2002 declined by 26% due to management’s cost cutting efforts to correspond to the revised revenue expectations. As a percentage of sales, SG&A expenses were 21% of sales for fiscal 2002 and 19% for fiscal 2001. R&D expenses were 5% of sales in fiscal 2002 and 4% of sales in fiscal 2001.

Other charges of $26.1 million in fiscal 2002 relates to the write-off of acquired in-process technology arising from the acquisition of 3Dlabs and represented 3% of sales in fiscal 2002 compared to 2% of sales in fiscal 2001. See Note 16 of “Notes to Consolidated Financial Statements.”

Net investment loss of $45.4 million in fiscal year 2002 comprised $49.3 million in write-downs of investments, offset partially by a $3.9 million net gain from sales of investments and marketable securities. Net investment loss of $148.5 million in fiscal 2001 included $200.3 million in write-downs of investments, offset partially by a $51.8 million net gain from sales of investments and marketable securities. Net interest and other income increased by $2.7 million to $5.1 million in fiscal 2002 compared to $2.4 million in the prior fiscal year. This increase was primarily due to an exchange gain of $3.9 million in fiscal 2002 versus an exchange loss of $3.7 million in fiscal 2001, offset partially by lower interest income resulting from lower interest rates and lower average cash balances.

Creative’s provision for income taxes for fiscal 2002 as a percentage of operating income was 20% compared to 34% in fiscal 2001. The higher tax provision in fiscal 2001 was primarily due to changes in the mix of taxable income arising from various geographical regions and a lower other charges in fiscal 2001 compared to fiscal 2002 which Creative has considered it a non-tax deductible expense.

QUARTERLY RESULTS

The following is a summary of Creative’s unaudited quarterly results for the eight quarters ended June 30, 2003, together with the percentage of sales represented by such results. Consistent with the PC peripheral market, demand for Creative’s products is generally stronger in the quarter ended December 31, compared to any other quarter of the fiscal year due to consumer buying patterns. In management’s opinion, the results detailed below have been prepared on a basis consistent with the audited financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information for the periods presented when read in conjunction with the financial statements and notes thereto contained elsewhere herein. Creative’s business is seasonal in nature and the quarterly results are not necessarily indicative of the results to be achieved in future quarters.

	Unaudited data for quarters ended (in US$'000 except per share data)
	Jun 30 2003	Mar 31 2003	Dec 31 2002	Sep 30 2002	Jun 30 2002	Mar 31 2002	Dec 31 2001	Sep 30 2001
Sales, net (1)	$149,589	$160,617	$230,940	$160,623	$182,572	$193,385	$249,506	$180,442
Cost of goods sold	96,788	104,365	149,169	102,630	122,291	129,209	167,353	124,529

Gross profit	52,801	56,252	81,771	57,993	60,281	64,176	82,153	55,913

Operating expenses:
Selling, general and administrative (1)	34,266	37,379	49,039	42,155	42,815	38,737	45,143	43,427
Research and development	15,583	14,646	13,279	15,267	10,748	8,412	9,480	9,608
Other charges (2)	—	—	—	—	26,080	—	—	—

Operating income (loss)	2,952	4,227	19,453	571	(19,362)	17,027	27,530	2,878

Net gain (loss) from investments	10	85	172	(6,316)	(29,845)	128	728	(16,425)
Interest income (expense) and other, net	1,972	886	1,199	807	2,289	151	1,291	1,424

Income (loss) before income taxes and minority interest	4,934	5,198	20,824	(4,938)	(46,918)	17,306	29,549	(12,123)
Provision for income taxes	(295)	(423)	(1,945)	(57)	(1,012)	(1,703)	(2,753)	(230)
Minority interest in (income) loss	(12)	73	—	18	(436)	(423)	(489)	(495)

Net income (loss)	$4,627	$4,848	$18,879	$(4,977)	$(48,366)	$15,180	$26,307	$(12,848)

Basic earnings (loss) per share	$0.06	$0.06	$0.24	$(0.06)	$(0.65)	$0.21	$0.36	$(0.17)

Weighted average ordinary shares outstanding ('000)	79,527	79,377	79,026	78,877	74,375	72,134	72,366	73,854

Diluted earnings (loss) per share	$0.06	$0.06	$0.23	$(0.06)	$(0.65)	$0.20	$0.36	$(0.17)

Weighted average ordinary shares and equivalents outstanding ('000)	80,906	80,557	80,699	78,877	74,375	76,323	73,664	73,854

	Unaudited data for quarters ended (as a percentage of sales)
	Jun 30 2003	Mar 31 2003	Dec 31 2002	Sep 30 2002	Jun 30 2002	Mar 31 2002	Dec 31 2001	Sep 30 2001
Sales, net (1)	100%	100%	100%	100%	100%	100%	100%	100%
Cost of goods sold	65	65	65	64	67	67	67	69

Gross profit	35	35	35	36	33	33	33	31

Operating Expenses:
Selling, general and administrative (1)	23	23	21	26	24	20	18	24
Research and development	10	9	6	10	6	4	4	5
Other charges (2)	—	—	—	—	14	—	—	—

Operating income (loss)	2	3	8	—	(11)	9	11	2

Net gain (loss) from investments	—	—	—	(4)	(16)	—	—	(9)
Interest income (expense) and other, net	1	1	1	1	1	—	1	—

Income (loss) before income taxes and minority interest	3	4	9	(3)	(26)	9	12	(7)

Provision for income taxes	—	(1)	(1)	—	(1)	(1)	(1)	—
Minority interest in (income) loss	—	—	—	—	—	—	—	—

Net income (loss)	3%	3%	8%	(3)%	(27)%	8%	11%	(7)%

(1)	For the quarter ended March 31, 2002, Creative has adopted EITF Issue No. 01-9, “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products).” As a result, certain consideration paid to distributors and resellers of its products has been reclassified as a revenue offset rather than as selling, general and administrative expense. Prior quarters’ financial data have been reclassified to conform to this presentation.
(2)	Other charges for the quarter ended June 30, 2002 relates to the write-off of in-process technology arising from the acquisition of 3Dlabs.

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents at June 30, 2003 were $232.0 million, an increase of $65.1 million compared to the balance of $166.9 million at June 30, 2002.

Operating Activities: Net cash generated from operating activities during fiscal 2003 was $99.7 million compared with $89.4 million in fiscal 2002. The cash generated during fiscal 2003 primarily resulted from net income of $23.4 million, net adjustments of $39.8 million for non-cash items, a net decrease in accounts receivable and other assets and prepaid of $30.3 million, a net decrease in inventory of $28.2 million, which is in line with lower sales and management’s decision to maintain a lower inventory level, and a decrease in marketable securities of $1.4 million. The cash contributions were offset partially by a decrease in accounts payable and accrued and other liabilities of $15.1 million and a decrease in income taxes including deferred tax of $8.3 million. The $39.8 million of adjustments of non-cash items to net income include depreciation of fixed assets of $19.1 million, amortization of intangible assets of $9.1 million, write downs of investments and other non-current assets of $13.6 million and net gain from investments of $7.8 million.

Net cash generated from operating activities during fiscal 2002 was $89.4 million compared with $77.5 million in fiscal 2001. The cash generated during fiscal 2002 primarily resulted from the net loss of $19.7 million offset by net adjustments of $105.9 million for non-cash items including depreciation and amortization of $29.9 million, write off of in-process technology acquired from 3Dlabs amounting to $26.1 million (see Note 16 of “Notes to Consolidated Financial Statements”), investments and other non-current asset write downs of $49.3 million, and net gain from investments of $5.3 million. Also contributing to the cash generated from operating activities were net decreases in accounts receivable of $18.2 million and inventory of $50.6 million which was in line with the management’s decision to maintain a lower inventory level. However, the positive cash flow was offset partially by a net reduction in accounts payable, other accrued liabilities and income taxes including deferred tax of $69.1 million, resulting in the net cash generated of $89.4 million.

Investing Activities: Net cash used for investing activities during fiscal 2003 was $12.3 million compared with $50.0 million in fiscal 2002. The amount used in fiscal 2003 comprises $15.7 million in capital expenditures, $5.5 million to purchase investments, and $4.9 million for the acquisition of other non-current assets. The cash used in investing activities was offset in part by the proceeds from the sale of fixed assets and quoted investments amounting to $2.6 million and $11.2 million, respectively.

Net cash used for investing activities during fiscal 2002 was $50.0 million compared with $69.4 million in fiscal 2001. The amount used in fiscal 2002 comprises $25.8 million for the acquisition of 3Dlabs, net of cash acquired (see Note 16 of “Notes to Consolidated Financial Statements”), purchase of investments of $9.2 million, capital expenditures of $8.7 million, and the acquisition of other non current assets of $20.6 million. The cash used in investing activities was offset in part by the proceeds from sale of quoted investments amounting to $13.9 million.

Financing Activities: During fiscal 2003, $22.3 million was used for financing activities compared with $40.7 million in fiscal 2002. Cash used for financing activities included a $6.7 million decrease in minority shareholders’ loan and equity balance, a $4.0 million buyout of minority interest, $21.7 million repayments of debt obligations, $2.9 million repayments of capital leases and dividends payment of $21.9 million (see Note 8 of “Notes to Consolidated Financial Statements”) to shareholders and minority interest. The cash used in financing activities was offset partially by cash generated from exercises of stock options to purchase Creative ordinary shares, which amounted to $4.1 million and $30.8 million proceeds from debt obligations.

During fiscal 2002, $40.7 million was used for financing activities compared with $125.7 million in fiscal 2001. Cash used for financing included $18.0 million to purchase and retire 2.7 million Creative ordinary shares (see Note 7 of “Notes to Consolidated Financial Statements”), $18.0 million for dividends paid (See Note 8 of “Notes to Consolidated Financial Statements”), $10.0 million to buyout a subsidiary’s preference shares issued to minority interests (see Note 12 of “Notes to Consolidated Financial Statements”), and $2.8 million to repay debt obligations. The cash used in financing activities was offset partially by cash generated from exercises of stock options to purchase Creative ordinary shares amounting to $8.2 million.

As of June 30, 2003, in addition to cash reserves and excluding long term loans, Creative had credit facilities totaling $92.5 million for overdrafts, guarantees, letters of credit and fixed short-term loans, of which approximately $87.9 million were unutilized. Within these credit facilities, sublimits have been set on how Creative may utilize the overall credit facilities. Creative continually reviews and evaluates investment opportunities, including potential acquisitions of, and investments in, companies that can provide Creative with technologies, subsystems or complementary products. Creative generally satisfies its working capital needs from internally generated cash flows. Management believes that Creative has adequate resources to meet its projected working capital and other cash needs for at least the next twelve months. To date, inflation has not had a significant impact on Creative’s operating results.

Debt Obligations

On March 13, 1996, CTC entered into an agreement with two banks for an eight year term loan facility for up to S$60.0 million ($34.0 million) to finance the construction of Creative’s headquarters building in Singapore. The loan is repayable in nineteen quarterly installments comprising eighteen installments of S$1.5 million ($0.9 million) and a final installment for the remaining S$30.9 million ($17.6 million). The repayment commenced on July 5, 1998. The interest on the outstanding loan balance is payable at the banks’ cost of funds plus 1.25%. The interest rate charged for fiscal 2002 was at 2.19%. The loan is secured by a first mortgage on the building and by way of a fixed and floating charge over all assets of CTC. At June 30, 2002, S$33.9 million ($19.2 million) was outstanding. The outstanding balance was fully repaid by CTC in January 2003.

On November 21, 2002, CTC entered into a new nine year term loan facility for up to S$54.0 million ($30.8 million) with one of the banks. The loan is repayable in thirty-six quarterly installments of S$1.5 million ($0.9 million). The repayment commenced on March 31, 2003. The interest on the outstanding loan balance is based on bank’s floating rate plus margin 1.5%. The interest rate charged for fiscal 2003 was at 2.15%. The loan is secured by a first mortgage on the building and by way of a fixed and floating charge over all assets of CTC. At June 30, 2003, S$51.0 million ($29.1 million) was outstanding.

3Dlabs has an overdraft facility for 2.0 million Pounds Sterling expiring on December 31, 2002 and the outstanding balance was $3.7 million as at June 30, 2002. The facility charges interest at a rate of 1.0% above the bank’s currency base rate if the overdraft balance is less than 2.0 million Pounds Sterling and 4.0% above the bank’s currency base rate at any amount exceeding 2.0 million Pounds Sterling. The bank’s currency base rate was 4.0% at June 30, 2002. A $3.5 million restricted investment with a Bermuda financial institution was held as collateral for this facility in the form of a certificate of deposit (see Note 1 of “Notes to Consolidated Financial Statements”). At June 30, 2003, the outstanding balance has been repaid in full and all liabilities discharged.

In August 2000, 3Dlabs entered into a $1.0 million credit facility to finance certain software purchases. The facility requires equal quarterly installments of $0.25 million and expired December 31, 2001. The repayments under the credit facility were revised in 2001, resulting in equal monthly repayments of $0.08 million commencing January 2002. The advances under the facility accrue interest at a per annum rate of the bank’s currency base rate of 4.0% plus 1%. At June 30, 2002, $0.75 million was outstanding. A $1.0 million restricted investment with a Bermuda financial institution was held as collateral for this facility in the form of a certificate of deposit (see Note 1 of “Notes to Consolidated Financial Statement”). At June 30, 2003, the outstanding balance has been repaid in full and all liabilities discharged.

3Dlabs was a party to a loan and security agreement with a financial institution in an amount up to $20.0 million or 85% of the qualified accounts receivable of 3Dlabs’ U.S. companies, whichever is less. The agreement was secured by all tangible and intangible assets of 3Dlabs. There were no borrowings outstanding under the agreement as of June 30, 2003 and the agreement was terminated in September 2003.

In December 1999, prior to its acquisition by Creative, 3Dlabs issued a subordinated convertible note to an investor in the principal amount of $7.5 million which matures in December 2004. The outstanding unpaid principal balance under the note bears interest at a rate of 4.5% per annum, payable upon conversion, prepayment or at maturity. The holder of the note has the option to convert all or a portion of the outstanding unpaid principal balance under the note plus interest into shares of 3Dlabs’ common stock at a conversion price of $5.563 per share or to transfer the note to a third party. At any time after June 2002, 3Dlabs has the option to require the noteholder to convert all or a portion of the outstanding unpaid principal balance under the note plus interest, so long as the weighted average closing share price of 3Dlabs’ common stock is equal to or greater than the conversion price of $5.563 for twenty trading days prior to the conversion date. In August 2002, after the closing of the acquisition of 3Dlabs by Creative, 3Dlabs, the noteholder and Creative entered into an amendment of the convertible subordinated note agreement and convertible subordinated note to allow the outstanding unpaid principal balance under the note plus interest to be convertible into ordinary shares of Creative, at the conversion price equal to $18.05. To-date, no conversion has been made. 3Dlabs may prepay the outstanding unpaid principal balance plus interest due upon thirty days’ prior written notice to the noteholder.

Creative has various other credit facilities relating to overdrafts, letters of credit, bank guarantees and short term loans with several banks totaling approximately $92.5 million at June 30, 2003. Within these credit facilities, sub limits have been set on how Creative may utilize the overall credit facilities. At June 30, 2003, $3.0 million in letters of credit and $1.6 million in bank guarantees were drawn under these facilities. Facilities under letters of credit and bank guarantees bear interest at approximately the banks’ prime rates, and for interest rates on overdraft and short term loan facilities, please see above comments.

RESEARCH AND DEVELOPMENT

For a discussion on Creative’s research and development activities, please see Item 4 “Business Overview.”

OFF-BALANCE SHEET ARRANGEMENTS

Creative was not a party to any off-balance sheet arrangement in fiscal 2003 and is not currently a party to any off balance sheet arrangement.

CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

The following table presents the contractual obligations and commercial commitments of Creative as of June 30, 2003:

	Payments Due by Period (US$’000)
	Total	Less than 1 year	1 to 3 years	4 to 5 years	After 5 years
Contractual Obligations
Long Term Debt	$29,091	$3,423	$6,845	$6,845	$11,978
Convertible Note	8,764	—	8,764	—	—
Capital Lease Obligations	3,433	1,949	1,439	45	—
Operating Leases	40,939	9,976	14,027	3,832	13,104
Unconditional Purchase Obligations	49,470	49,470	—	—	—
Other Obligations	522	522	—	—	—

Total Contractual Cash Obligations	$132,219	$65,340	$31,075	$10,722	$25,082

As of June 30, 2003, Creative has utilized approximately $4.6 million under guarantees, letters of credit, overdraft and short-term loan facilities.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

Please refer to Note 1 of “Notes to Consolidated Financial Statements” for the discussion of recently issued accounting pronouncements.

ITEM 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

Creative’s Directors and Executive Officers as of September 19, 2003 were as follows:

Name	Age	Position	Year First Appointed	Year Current Term Expires
Sim Wong Hoo (1)(2)(3)	48	Chairman of the Board and Chief Executive Officer	1981	—
Tan Lip-Bu (1)(2)	43	Director	1990	2005
Tang Chun Choy (3)	55	Director	1990	2004
Lee Kheng Nam (1)(2)(3)	55	Director	1991	2003
Ng Keh Long	44	Chief Financial Officer	—	—

(1)	Member of Compensation Committee
(2)	Member of Option Committee for each of Creative Technology (1999) Share Option Scheme and 1999 Employee Share Purchase Plan (as defined in Item 6 below).
(3)	Member of Audit Committee

SIM WONG HOO founded Creative in Singapore in 1981 and has been its Chairman of the Board and Chief Executive Officer since its inception.

TAN LIP-BU became a Director of Creative in 1990. He is the Founder and Chairman of Walden International, a leading international venture capital firm that manages over US$1.7 billion in committed capital. Mr. Tan has been active in the venture capital business in the United States since the 1980’s and has been a lead investor and/or a board member in more than 50 companies, mostly in telecommunications, semiconductor/components and enterprise software related industries. Listed companies of which he is a director include Creative Technology, Centillium Communications, Flextronics, Integrated Silicon Solutions, and SINA. Mr. Tan is also a board member of the National Venture Captial Association (NVCA), a member of the Committee of 100 in the United States, and a member of the Visiting Committee for the Department of Electrical Engineering and Computer Science at the Massachusetts Institute of Technology.

TANG CHUN CHOY became a Director of Creative in 1990. He is the Vice Chairman of Walden International, an international venture capital fund management group. Prior to joining the Walden Group in 1989, Mr. Tang was with the then Chemical Bank for 10 years and his last position, from 1985 to 1988 was its General Manager, based in Singapore. He has also held various management and executive positions at Chemical Bank’s offices in New York and Jakarta from 1981 to 1985. Earlier in his career, from 1971 to 1976, Mr. Tang was a Senior Engineer and Project Coordinator at Esso Singapore Pte Ltd. Mr. Tang holds directorships in several public and private companies, including Creative Technology Ltd, Informatics Holdings Ltd and Lindeteves-Jacoberg Limited in Singapore. Mr. Tang holds a Bachelor of Engineering Degree (Hons) from the then University of Singapore and a Master of Business Administration Degree from the University of British Columbia.

LEE KHENG NAM became a Director of Creative in 1991. Mr. Lee is President and Executive Director of Vertex Venture Holdings Ltd, a venture capital investment and fund management group with head office in Singapore. In 1983, Mr. Lee joined Singapore Technologies (“ST”), a conglomerate with business interests in engineering, technology, infrastructure and logistics, property and financial services. He was responsible for venture capital investments for ST group. Mr. Lee serves as a director of several companies within the ST group and portfolio companies including InnoMedia Pte. Ltd. and United Test and Assembly Center Ltd. Mr. Lee formerly served as a Director on the board of Centillium Communications, Inc., Chartered Semiconductor Manufacturing Ltd, GRIC Communications Inc., ActivCard Corp. and Gemplus International S.A. Prior to joining ST group, Mr. Lee was with

NatSteel group as Manager of Project Development Department and Ministry of National Development as Deputy Director of Planning. Mr. Lee holds a Bachelor of Science degree in Mechanical Engineering (First Class Honours) from Queen’s University, Canada and a Master of Science degree in Operations Research & Systems Analysis from the U.S. Naval Postgraduate School.

NG KEH LONG joined the Company in April 1993 as Financial Controller and held various financial positions until May 1996, when he was appointed as Vice President, Corporate Treasurer and Acting Chief Financial Officer. In 1998 he was appointed as Chief Financial Officer. Prior to joining Creative, he was a Senior Manager with Price Waterhouse (now PricewaterhouseCoopers), where he gained more than ten years’ experience in finance, accounting and auditing. Mr. Ng is a member of the Institute of Certified Public Accountants in Singapore.

Directors may be elected by the shareholders at a General Meeting or appointed by the Board of Directors. Each director holds office until the next Annual General Meeting or until his successor has been elected and qualified.

Creative has proposed to pay each of its three non-executive Directors S$40,000 (US$23,000) for fees and reimbursement of any expenses incurred in connection with attendance at Board, Board committee or general meetings of the Company.

COMPENSATION

The following table sets forth the aggregate base salary, fees and bonuses paid, or proposed by Creative, for services rendered by all executive officers and directors for fiscal 2003.

Number of Persons in Group	Base Salary/Fees	Bonuses
All executive officers as a group (2 persons)	$395,000	$120,000
All executive officers and directors as a group (5 persons)	$463,000	$120,000

BOARD COMMITTEES

The Audit Committee of the Board of Directors was formed in 1992. The members of the Committee, two of whom are non-executive directors, are as follows:

Lee Kheng Nam (Chairman)

Tang Chun Choy

Sim Wong Hoo

In performing its functions, the Committee reviews the audit plan and the overall scope of work of the external auditors. It meets with the auditors to discuss the results of their examination and their evaluation of the system of internal accounting controls of Creative and its subsidiaries. The Committee also reviews the financial statements of the Company and the consolidated financial statements of the Group as well as the auditors’ report thereon.

The Compensation and Option Committee of our Board of Directors oversees executive compensation and development in our company. It establishes compensation policies for key executives, reviews the salaries, bonuses and incentives for key executives and approves share options for executives. The members of the Compensation and Option Committee are Mr. Sim Wong Hoo, Mr. Tan Lip-Bu and Mr. Lee Kheng Nam.

EMPLOYEES

As of June 30, 2003, Creative had approximately 3,900 full-time employees. The geographical distribution of these employees was 61% Asia, 26% Americas and 13% Europe, while the functional distribution was 39% manufacturing, 25% selling, marketing and customer support, 24% research and development, and 12% administrative and other. Creative believes that its future success will largely depend upon its ability to continue to attract, retain, train and motivate highly skilled and dedicated employees. None of Creative’s employees is represented by a labor union and Creative has not experienced any work stoppages in the past. Creative believes that its employee relations are good.

SHARE OWNERSHIP

The following table sets forth certain information regarding the beneficial ownership of Creative’s common shares by executive officers and non-employee directors as of September 19, 2003.

Name	Oridnary Shares Beneficially Owned
	Number (1)	Percent Of Total Outstanding Shares (2)
Sim Wong Hoo	25,984,602	32.4%
Tan Lip-Bu	85,000	*
Tang Chun Choy	100,000	*
Lee Kheng Nam	111,050	*
All officers and directors as a group	27,144,152	33.8%

Note: * less than 1%

(1)	Except as otherwise noted, each person or entity named in the table has sole voting and investment power with respect to all Ordinary Shares listed as owned by such person or entity. Shares beneficially owned include Shares that may be acquired pursuant to the exercise of fully vested options or warrants issued by Creative that are exercisable within 60 days of September 19, 2003.
(2)	Percentage of Total Outstanding Shares is calculated separately for each person and assumes, for the purpose of the calculation, that Shares issuable upon exercise of options or warrants exercisable within 60 days of September 19, 2003 held by such person (but no other shareholders) have been issued as of such date.

Share Options For Directors

The following table contains information pertaining to share options held by directors of Creative as of September 19, 2003.

	Options Granted	Exercise Price per share Range	Expiration Year Range
Sim Wong Hoo	—	—	—
Tan Lip-Bu	80,000	$10.30	2004
Tang Chun Choy	80,000	$10.30	2004
Lee Kheng Nam	80,000	$10.30	2004

Creative Employee Share Purchase Plan

As approved by the shareholders in November 1999, Creative has adopted the 1999 Employee Share Purchase Plan that permits substantially all employees to purchase ordinary shares of Creative. Participating employees may purchase ordinary shares through regular payroll deductions accumulated during each offering period at a purchase price of 85% of the lower of the fair market value on the offering date or on the purchase date. Each offering period consists of four six months purchase periods, except for the first purchase period in the first offering period, which was four months. A total of 1.0 million ordinary shares were reserved for issuance under this plan. In addition, on each July 1, the aggregate number of ordinary shares reserved for issuance under the plan shall be increased automatically by 1% of the total number of outstanding ordinary shares of Creative on the immediately preceding June 30; provided that the aggregate shares reserved under this plan shall not exceed 5.0 million shares.

In fiscal 2003, 2002 and 2001, 282,700, 248,000 and 225,000 shares were issued at a weighted average exercise price of $5.24, $5.19 and $10.80 per share under Creative’s Employee Share Purchase Plan, respectively.

Creative Employee Stock Option Plans

In December 1994, Creative adopted the new Creative Technology Employees’ Share Option Scheme (the “New Plan”). Options granted under this plan were in accordance with Section 422(a) of the US Internal Revenue Code of 1986, as amended. On November 13, 1996, at a special meeting, shareholders approved certain changes to the New Plan to make it less restrictive. Under the amended New Plan, the total number of shares that could be granted was increased to an overall maximum of 15% of the issued share capital of Creative. The amended New Plan also provided for incentive stock options to be granted to employees of Creative on a quarterly basis, at the average market price established on the five days closing immediately prior to the date of grant. The options vested at the rate of 25% at the end of each anniversary of the grant date and were exercisable over a period not exceeding five years from the date of grant.

As of October 6, 1998, Creative is no longer subject to the listing rules of the Singapore Exchange but is required only to comply with the listing rules of Nasdaq, including rules governing stock option plans. Since many of Creative employees and shareholders are located in the United States, Creative obtained shareholders’ approval on December 30, 1998 to replace the New Plan with the Creative Technology (1999) Share Option Scheme (“1999 Scheme”), which is more in accordance with US practice. The 1999 Scheme allows options to be granted to full-time employees as well as consultants and non-executive directors. The total number of shares that may be granted as options under the 1999 Scheme is 7.5 million provided that such amount shall be automatically increased on the first day (July 1) of each of the five fiscal years ending June 30, 2001, 2002, 2003, 2004 and 2005 by four percent of the issued share capital of Creative as at the last day of the immediate preceding fiscal year. The Option Committee has the discretion to decide the vesting schedule in the letter of offer. If it is not specifically stated in the letter of offer, 1/4 of the total amount of the grant vest on the first anniversary of the grant date and 1/48 of the total amount of the grant on the last day of each calendar month thereafter. The exercise price of options granted under the 1999 Scheme may be less than the fair market value of the shares as of the date of grant and the options expire after the tenth anniversary of the date of grant, except in the case of options granted to participants other than employees, options expire not later than the fifth anniversary of the date of grant

In fiscal 2003, Creative granted 0.4 million options at fair market value under the 1999 Scheme at a weighted average exercise price of $6.99 per share.

In fiscal 2002, Creative granted 7.1 million options under the 1999 Scheme at a weighted average exercise price of $4.57 per share. Of the options granted in fiscal 2002, 2.9 million shares were granted below fair market value which has resulted in a deferred share compensation charge of $0.8 million which is to be amortized over the vesting period of the underlying options. The 7.1 million options that were granted in fiscal 2002 included 1.6 million options that were granted to assume 3Dlabs’ outstanding employee stock options. See Note 16 of “Notes to Consolidated Financial Statements.”

No options were granted under the 1999 Scheme in fiscal 2001.

ITEM 7: MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

The following table sets forth certain information regarding the ownership of Creative’s ordinary shares by each person who is known by Creative to own beneficially more than 5% of its outstanding ordinary shares as of September 19, 2003 (each, a “Major Shareholder”).

	Shares Beneficially Owned
	Number of Shares (1)	Percentage of Total Outstanding Shares (2)
Sim Wong Hoo (3)	25,984,602	32.4%
Causeway Capital Management LLC. (3)	4,772,274	5.9%

(1)	Except as otherwise noted, each person or entity named in the table has sole voting and investment power with respect to all Ordinary Shares listed as owned by such person or entity. Shares beneficially owned include Shares that may be acquired pursuant to the exercise of fully vested options or warrants issued by Creative that are exercisable within 60 days of September 19, 2003.
(2)	Percentage of Total Outstanding Shares is calculated separately for each person and assumes, for the purpose of the calculation, that Shares issuable upon exercise of options or warrants exercisable within 60 days of September 19, 2003 held by such person (but no other shareholders) have been issued as of such date.
(3)	The Major Shareholder has the same voting rights as other holders of Creative’s ordinary shares.

As of September 19, 2003, there were approximately 14,735 shareholders of record of the ordinary shares, of which approximately 282 were registered in the US, and approximately 14,453 in Singapore. Because many of the US shares are held by brokers and other institutions on behalf of shareholders, Creative is unable to estimate the total number of shareholders represented by these US record holders.

RELATED PARTY TRANSACTIONS

In July 2002, a Creative subsidiary, Creative Technology Centre Pte. Ltd. (“CTC”), declared a dividend of approximately $4 million to its shareholders, Creative and Bukit Frontiers Pte. Ltd. (“BFPL”), a company owned by Creative’s Chairman and CEO, Sim Wong Hoo. Creative and BFPL each received a net dividend of approximately $2 million.

In accordance with the joint venture agreement with BFPL as approved by Creative’s shareholders, in July 2002, Creative acquired from BFPL the remaining 50% interest that it did not currently own in its building located in the International Business Park in Singapore. The consideration paid by Creative for the 50% interest in CTC amounted to about $4 million. Additionally, Creative repaid the outstanding building-related loans of $7.1 million to BFPL. The financial consideration for the purchase of CTC shares was set at CTC’s audited net asset value at July 4, 2002, based on the value of the building as determined by an independent property valuer. The acquisition was accounted for by the purchase method. The payment was allocated to land and buildings, deferred tax liability and against minority interest.

ITEM 8: FINANCIAL INFORMATION

The following financial statements of the company and the auditors’ report appear under Item 19 “EXHIBITS” on pages F-1 through F-27 and S-1 through S-2.

•	Report of Independent Accountants.

•	Consolidated Balance Sheets at June 30, 2003 and 2002.

•	Consolidated Statements of Operations for the years ended June 30, 2003, 2002 and 2001.

•	Consolidated Statements of Cash Flows for the years ended June 30, 2003, 2002 and 2001.

•	Consolidated Statements of Stockholders’ Equity for the years ended June 30, 2003, 2002 and 2001.

•	Notes to Consolidated Financial Statements.

•	Report of Independent Accountants on Financial Statement Schedule.

•	Schedule II – Allowance for Doubtful Accounts and Sales Returns.

LEGAL PROCEEDINGS

During the course of its ordinary business operations, Creative and its subsidiaries are involved from time to time in a variety of intellectual property and other disputes, including claims against Creative alleging copyright infringement, patent infringement, contract claims, employment claims and business torts. Ongoing disputes exist with, among other entities, the Lemelson Foundation (an action that involves patent claims by Lemelson against over 500 entities, including Creative, which action has been stayed pending resolution of issues in third party litigation); representative purchasers of Audigy sound cards (an action for unfair competition based on allegations that Creative’s packaging and advertising falsely represent the Audigy sound card’s audio processing capabilities);and representative purchasers of MP3 players (an action against MP3 manufacturers and retailers alleging false advertising and unfair competition in connection with reported storage capacity. Patent lawsuits where Creative was adverse to Extreme Audio Research (a patent infringement lawsuit) and MPEG Audio, Inc. (a declaratory relief action regarding a patent dispute), have been dismissed. Creative also from time to time receives licensing inquiries and/or threats of potential future patent claims from a variety of entities, including Lucent Technologies, Forgent Networks Inc., MPEG LA and Dyancore Holdings. While Creative’s lawsuit against MPEG Audio, Inc. has been dismissed, the licensing demand is still outstanding.

Creative believes it has valid defenses to the various claims asserted against it, and intends to defend the actions vigorously. However, should any of these claimants prevail in their suits or claims, Creative does not expect there to be any consequent material adverse effect on its financial position or results of operations.

DIVIDENDS

Creative in a general meeting may by ordinary resolution declare dividends recommended by the directors. The directors may declare an interim dividend. No dividend may be paid except out of accumulated profits or, in the case of dividends payable in shares, out of the share premium account. Except insofar as the rights attaching to the terms of issue of any share otherwise provide (no such shares currently being in issue), all dividends are paid pro rata among the shareholders.

SIGNIFICANT CHANGES

No significant change has occurred since the date of the Company’s annual financial statements.

ITEM 9: THE OFFER AND LISTING

STOCK MARKET INFORMATION

Creative’s ordinary shares have been traded on the Nasdaq National Market since August 3, 1992, under the symbol “CREAF.” Creative’s ordinary shares have been traded on the SGX-ST since June 15, 1994. In January 2003, Creative announced that it intends to move to a single primary stock exchange listing on the SGX-ST. Consequently, Creative intends to delist its ordinary shares from NASDAQ and will initiate steps that can facilitate the elimination of its U.S. public reporting obligations. On June 1, 2003, a flow back restriction was commenced. The flow back restriction stops the electronic transfer of Creative’s ordinary shares from the register of The Central Depository (Pte) Limited in Singapore to accounts with brokers located in the United States. The delisting of Creative ordinary shares from NASDAQ would not affect the status of Creative’s shares on the SGX-ST.

The following table presents, for the registered shares on the NASDAQ and SGX-ST: (i) the annual high and low market prices for the five most recent full fiscal years; (ii) the high and low market prices for each full fiscal quarter for the two most recent full fiscal years; and (iii) the high and low market prices for each month for the most recent six months. These prices do not include retail markups, markdowns, or commissions.

	NASDAQ (Price in US$/Share)		SGX-ST (Price in Singapore $/Share)
	High	Low	High	Low
Annual High and Low
Fiscal 1999	18.56	8.12	30.30	14.10
Fiscal 2000	38.00	9.69	64.00	16.60
Fiscal 2001	23.81	8.10	41.00	14.90
Fiscal 2002	15.05	4.20	27.90	8.15
Fiscal 2003	10.50	5.65	18.90	10.10

Quarterly High and Low
Fiscal 2002:
First Quarter	9.00	4.20	16.90	8.15
Second Quarter	8.30	4.24	15.10	8.25
Third Quarter	15.05	8.16	27.90	14.80
Fourth Quarter	12.20	8.40	22.90	15.10

Fiscal 2003:
First Quarter	10.50	6.26	18.90	11.50
Second Quarter	8.55	6.10	14.70	11.10
Third Quarter	7.75	5.65	13.70	10.10
Fourth Quarter	8.30	6.06	14.70	10.70

Monthly High and Low:
May 2003	6.77	6.20	11.90	11.10
June 2003	8.30	6.52	14.70	11.40
July 2003	8.63	7.91	15.20	14.10
August 2003	10.69	7.73	18.80	13.80
September 2003	11.08	10.19	19.00	18.00
October 2003	11.29	10.46	19.30	18.10

As of September 19, 2003, there were approximately 14,735 shareholders of record of the ordinary shares, of which approximately 282 were registered in the US, and approximately 14,453 in Singapore. Because many of the US shares are held by brokers and other institutions on behalf of shareholders, Creative is unable to estimate the total number of shareholders represented by these US record holders.

On September 19, 2003, the closing price of Creative’s ordinary shares on Nasdaq was $10.85 and on the SGX-ST was S$18.80.

ITEM 10: ADDITIONAL INFORMATION

SUMMARY OF MEMORANDUM AND ARTICLES OF ASSOCIATION

Objects and Purposes

Our objects and purposes are found in paragraph 3 of our Memorandum of Association. Our main object and purpose includes, but is not limited to, the design, manufacture and distribution of digitized sound and video boards, computers and related multimedia and personal digital entertainment products.

Directors

A director shall not vote in respect of any contract or proposed contract or arrangement in which he has directly or indirectly a personal material interest and if he shall do so his vote shall not be counted. Notwithstanding his interest, a director may be counted in the quorum present at any meeting of the directors.

The compensation of our directors is determined by the Company in a general meeting. Any director who is appointed to an executive office or serves on any committee or who otherwise performs or renders services, which in the opinion of the directors, are outside his ordinary duties as a director, may be paid such remuneration as the directors may determine.

The directors may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and uncalled capital and to issue debentures and other securities.

At each annual general meeting of the Company, one-third of the directors shall retire from office by rotation provided that no director who is also an executive shall retire by such rotation. A retiring director is eligible for re-election and the directors to retire every year are those who have been longest in office since their last election.

A director need not be a member of the Company, but shall be entitled to receive notice of and to attend all general meetings of the Company.

New Ordinary Shares

Creative has only one class of shares, known as ordinary shares. Shareholders may, at a general meeting, grant general approval to issue new ordinary shares. The approval, if granted, will lapse at the conclusion of the annual general meeting following the date on which the approval was granted. Creative’s shareholders have given it general authority to issue new ordinary shares of up to 25% of the total number of its issued ordinary shares at the time of issue. All new ordinary shares are under the control of Creative’s Board of Directors who may allot and issue the shares with such rights and restrictions as it may think fit, provided that no new ordinary shares may be issued which nullify, restrict or disparately reduce the per share voting rights of the shareholders.

The Company shall have a first and paramount lien on shares and dividends from time to time declared in respect of such shares but such lien shall be restricted to unpaid calls and installments upon the specific shares in respect of which such moneys are due and unpaid, and to such amounts as the Company may be called upon by law to pay in respect of the shares of the member or deceased member.

The Company may sell, in such manner as the directors think fit, any shares on which the Company has a lien, but no sale shall be made unless a sum in respect of which the lien exists is presently payable, nor until the expiration of 14 days after a notice in writing, stating and demanding payment of such part of the amount in respect of which the lien exists as is presently payable, has been given to the registered holder for the time being of the share, or the person entitled thereto by reason of his death or bankruptcy.

The directors may make calls upon Creative’s shareholders in respect of any money unpaid on their shares (whether on account of the nominal value of the shares or by way of premium) and not by the conditions of allotment thereof made payable at fixed times, provided that no call shall exceed one fourth of the nominal value of the share or be payable at less than one month from the date fixed for the payment of the last preceding call.

Transfer of Ordinary Shares

Any shareholder may transfer all or any of his shares. Creative’s Board of Directors may decline to register any transfer of ordinary shares which are not fully paid shares or ordinary shares to a person not approved by them and may also decline to register any transfer of shares on which the Company has a lien. No shares shall in any circumstances be transferred to any infant or bankrupt or person of unsound mind. Ordinary shares may be transferred by a duly signed instrument of transfer. Creative’s Board of Directors may also decline to accept any instrument of transfer unless, among other things, it has been duly stamped and is presented for registration together with the share certificate and such other evidence as they may require. Creative will replace lost or destroyed certificates for ordinary shares if it is properly notified and if the applicant pays a fee which will not exceed S$1 and furnishes any evidence and indemnity that Creative’s Board of Directors may require.

If any time the share capital is divided into different classes of shares, the rights attached to any class (unless otherwise provided by the terms of issue of the shares of that class) may, whether or not the Company is being wound up, be varied with the consent in writing of the holders of three-fourths of the issued shares of that class, or with sanction of a special resolution passed at a separate general meeting of the holders of the shares of the class.

General Meetings of Shareholders

Creative is required to hold an annual general meeting every year and not more than 15 months after the holding of the last annual general meeting. The Board of Directors may convene an extraordinary general meeting whenever it thinks fit. A quorum of members is required to be present at the time when the meeting proceeds. Members holding at least one third of all the issued shares of the Company shall form a quorum.

All business transacted at an extraordinary general meeting, and all business transacted at an annual general meeting, with the exception of declaring a dividend, the consideration of the accounts, balance sheets, the report of the directors and auditors, election of directors in the place of those retiring, and the appointment and fixing of the remuneration of the auditors, are regarded as special business. The Companies Act – Chapter 50 requires certain matters to be approved by shareholders by special resolutions whereby Creative must give at least 21 days’ notice in writing for every general meeting convened for the purpose of passing a special resolution. Ordinary resolutions generally require at least 14 days’ notice in writing. A notice must be given to every shareholder who has supplied Creative with an address for the giving of notices of general meeting and must set forth the place, the day and the hour of the meeting and, in the case of special business, the general nature of that business.

Voting Rights

Every member is entitled to be present and to vote at any general meeting either personally or by proxy. A proxy need not be a shareholder. A person who holds ordinary shares in the book-entry clearance system maintained by the Central Depository (Pte) Limited, or CDP, will only be entitled to vote at a general meeting as a shareholder if his name appears on the depository register maintained by CDP 48 hours before the general meeting. At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands, unless before or on the declaration of the result of the show of hands, a poll is demanded. A poll may be demanded by the Chairman, by at least two members present in person or by proxy, or by any member present in person or by proxy and holding or representing not less than one-tenth of the total voting rights of all the voting rights of all members having the rights to vote or one-tenth of the total sum paid up on all the shares conferring that right. On a show of hands, every member present in person or by proxy, shall have one vote. If a member is represented by two or more proxies, only one of the proxies, as the Chairman shall determine, shall be entitled to vote. And on a poll, every member present in person or by proxy shall have one vote for each share he holds or represents.

Dividends

The Company in a general meeting may declare dividends, but no dividend shall exceed the amount recommended by the directors. The directors may from time to time pay to shareholders interim dividends if the directors believe dividends are justified by the profits of the Company. Creative must pay all dividends out of its profits. All dividends are paid pro rata among the shareholders in proportion to the amount paid up on each shareholder’s ordinary shares, unless the right attaching to an issue of any ordinary shares provides otherwise. Unless otherwise directed, dividends are paid by check or warrant sent through the post to each shareholder at his registered address. Notwithstanding the foregoing, Creative’s payment to CDP of any dividend to the extent of payment made to the CDP, discharges it from any liability to that shareholder in respect of that payment.

Bonus and Rights Issue

The Company in a general meeting may upon the recommendation of the directors, capitalize any reserves or profits (including profit or monies carried and standing to any reserves or to the share premium account) and distribute the same as bonus shares credited as paid-up to the shareholders in proportion to their shareholdings.

Liquidation

If the Company shall be wound up, holders of ordinary shares will be entitled to participate in any surplus assets in proportion to their shareholdings.

Limitations on Rights to Hold or Vote Shares

Except as described in “Voting Rights” above, there are no limitations imposed by Creative’s Articles of Association on the rights of shareholders who are non-resident in Singapore to hold or vote ordinary shares.

Provisions Discriminating against any Existing or Prospective Holder of Shares

There are no provisions in Creative’s Articles of Association discriminating against any existing or prospective holder of shares as a result of a shareholder owning a substantial number of shares.

MATERIAL CONTRACTS

In March 2002, Creative announced a definitive agreement under which Creative will acquire 3Dlabs for a combination of $1.20 per share in cash and $2.40 per share in Creative stock for each share of 3Dlabs. The acquisition was completed in May 2002. Creative paid approximately $37.0 million in cash, issued approximately 6.3 million shares of Creative’s ordinary shares valued at approximately $71.7 million at the time of the closing, and assumed 3Dlabs’ outstanding options exercisable into approximately 1.6 million shares of Creative ordinary shares valued at approximately $12.0 million at the time of the closing. Creative also assumed 3Dlabs’ net liabilities of $21.1 million. In addition, Creative incurred approximately $1.3 million in transaction fees, including legal, valuation and accounting fees. See Note 16 of “Notes to Consolidated Financial Statements.”

In December 1999, 3Dlabs issued a subordinated convertible note to an investor in the principal amount of $7.5 million which matures in December 2004. The outstanding unpaid principal balance under the note bears interest at a rate of 4.5% per annum, payable upon conversion, prepayment or at maturity. The holder of the note has the option to convert all or a portion of the outstanding unpaid principal balance under the note plus interest into shares of Creative ordinary shares at a conversion price of $18.05 per share or to transfer the note to a third party. 3Dlabs has the option to require the noteholder to convert all or a portion of the outstanding unpaid principal balance under the note plus interest, so long as the weighted average closing share price of Creative ordinary shares is equal to or greater than the conversion price of $18.05 for twenty trading days prior to the conversion date. To date, no conversion has been made. 3Dlabs may prepay the outstanding unpaid principal balance plus interest due upon thirty days’ prior written notice to the noteholder. See Note 16 of “Notes to Consolidated Financial Statements.”

3Dlabs was a party to a loan and security agreement with a financial institution in an amount up to $20.0 million or 85% of the qualified accounts receivable of 3Dlabs’ U.S. companies, whichever is less. The agreement was secured by all tangible and intangible assets of 3Dlabs. There were no borrowings outstanding under the agreement as of June 30, 2003 and the agreement was terminated in September 2003.

In November 2001, Creative entered into agreements with the holders of 5.0 million convertible preference shares issued by one its subsidiaries to repurchase all of such shares for $10.0 million in cash. The repurchase was completed during the quarter ended March 31, 2002 and the excess of carrying value over the repurchase price paid of $11.8 million was credited to additional paid in capital.

EXCHANGE CONTROLS

There are no exchange control restrictions in Singapore.

TAXATION

This summary of Singapore and United States tax considerations is based on current law and is provided for general information. The discussion does not purport to deal with all aspects of taxation that might be relevant to particular shareholders in light of their investment or tax circumstances, or to certain types of shareholders (including insurance companies, tax-exempt organizations, regulated investment companies, financial institutions or broker-dealers, and shareholders that are not U.S. Shareholders (as defined below)) subject to special treatment under the U.S. federal income tax laws. Such shareholders should consult their own tax advisors regarding the tax consequences of any investment in the ordinary shares.

Income Taxation Under Singapore Law

Under current provisions of the Singapore Income Tax Act, corporate profits are taxed at a rate of 22.0%. Prior to January 1, 2003, under the dividend imputation system, the income tax paid by a company on its profits is fully passed on or imputed to its shareholders when a dividend is paid. Thus, the shareholders receive dividends net of the income tax paid by Creative. Dividends received by either a resident or a non-resident of Singapore are not subject to withholding tax. Shareholders are taxed on the gross amount of dividends (i.e., the cash amount of the dividend plus the amount of corporate tax paid by Creative). The income tax paid by Creative in respect of the franked dividend paid will be available to shareholders as a tax credit to offset the Singapore income tax liability on their overall income (including the gross amount of dividends). In the case of a Singapore resident shareholder, if the shareholder’s marginal tax rate is equal to the corporate tax rate, there is no further Singapore tax to pay in respect of the dividends. If the shareholder’s marginal tax rate is lower than the corporate tax paid, the shareholder is entitled to claim a tax refund for the difference from the Inland Revenue Authority of Singapore; conversely, if the resident shareholder’s marginal tax rate is higher than the corporate tax rate, the shareholder must pay the difference of the tax rate on the dividend income to the Inland Revenue Authority of Singapore. In the case of a non-resident shareholder, the shareholder is taxed on dividends at the corporate tax rate. Thus, the non-resident shareholder pays no further Singapore income tax on net dividends received. Further, the non-resident shareholder will not receive any tax refund from the Inland Revenue Authority of Singapore. No tax treaty currently exists between the Republic of Singapore and the United States of America.

Starting from January 1, 2003, the dividend imputation system has been replaced by a new one-tier corporate tax system, subject to transitional provisions. Under the new one-tier corporate tax system, dividends paid by a company would be exempt from Singapore tax in the hands of its resident or non-resident shareholders. A five year transitional period from January 1, 2003 to December 31, 2007 is provided for companies with unutilised franking credits as at December 30, 2002 to remain on the imputation system (before moving to the new one-tier corporate tax system) for the purpose of paying franked dividends. As of the date of the Annual Report, Creative has unutilised franking credits and has not opted to move to the new one-tier corporate system.

Creative was granted a Pioneer Certificate in 1990 under the Singapore Economic Expansion Incentives (Relief from Income Tax) Act, Cap. 86 for the design and manufacture of digital computer video, audio and multimedia products, including personal computers and related components, chipsets and software but not including interest income. The Pioneer Certificate exempted income derived from such activities (“Pioneer Income”) from tax in Singapore, subject to certain conditions. The Pioneer Certificate expired in March 2000.

Creative has applied for a new Pioneer Certificate. If Creative is awarded a new Pioneer Certificate, profits under the new Pioneer Certificate will be exempted from tax in Singapore. For fiscal 2003, 2002, 2001, corporate tax was provided for in full based on the standard tax rates of 22% for fiscal 2003 and 2002 and 24.5% for fiscal 2001, as the terms and agreements of the new Pioneer Certificate is currently still under negotiation as at to-date. If Creative is awarded a new Pioneer Certificate, it expects to reduce the amount of its provision for income taxes, subject to the terms and agreement by the Singapore Comptroller of Income Tax.

Under current Singapore tax law there is no tax on capital gains and, thus, any profits from the disposal of shares are not taxable in Singapore unless the vendor is regarded as carrying on a trade in shares in Singapore, in which case, the disposal profits would be taxable as trade profits rather than capital gains.

There is no stamp duty payable in respect of the holding and disposition of shares. No duty is payable on the acquisition of new shares. Where existing shares are acquired in Singapore, stamp duty is payable on the instrument of transfer of the shares and computed based on the number of shares transferred multiplied by 0.14% (0.2% on instruments executed on or after January 1, 2003) of the higher of consideration paid or net assets value of the company concern. The stamp duty is borne by the purchaser unless there is an agreement to the contrary. Where no instrument of transfer is executed or the transfer is registered through the Transfer Agent, no stamp duty is payable on the acquisition of existing shares. Stamp duty may be payable if the instrument of transfer is subsequently received in Singapore.

Income Taxation Under United States Law

Shareholders that are (i) corporations or partnerships organized under the laws of the United States or any political subdivision thereof, (ii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, (iii) a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons has authority to control all substantial decisions of the trust, (iv) United States citizens or (v) United States resident aliens (as defined in Section 7701(b) of the Internal Revenue Code of 1986, as amended) (together, “US Shareholders,” and each a “US Shareholder”) generally should report dividend income for United States income tax purposes in the amount of any cash dividend received from Creative to the extent paid out of the current or accumulated earnings and profits of Creative, as determined under current United States income tax principles. Such dividend income will generally be foreign source income subject to the separate limitation for “passive income” for purposes of the foreign tax credit limitation. Shareholders that are corporations will generally not be entitled to the dividends received deduction. If a US Shareholder receives a dividend payment in any currency other than US dollars, the amount of the dividend payment for Federal income tax purposes will be the US dollar value of the dividend payment (determined at the spot rate on the date of such payment) regardless of whether the payment is in fact converted into US dollars. In such case, US Shareholders may recognize ordinary income or loss as a result of currency fluctuations during the period between the date of a dividend payment and the date such dividend payment is converted into US dollars. US Shareholders generally should not be entitled to a foreign tax credit for corporate taxes paid by Creative, except that any domestic corporation which owns 10 percent or more of the voting stock of Creative should consult its tax advisor with respect to its ability to claim foreign tax credits with respect to such taxes. Additionally, US Shareholders will, upon the sale or exchange of ordinary shares, recognize gain or loss for United States income tax purposes in an amount equal to the difference between the amount realized and the US Shareholder’s tax basis in such ordinary shares. Such gain or loss will be capital gain or loss if the ordinary shares were a capital asset in the hands of the US Shareholder and will be long-term capital gain or loss if such ordinary shares have been held for more than one year. If a US shareholder receives any currency other than US dollars on the sale of ordinary shares, such US Shareholder may recognize ordinary income or loss as a result of currency fluctuations between the date of such sale and the date such sale proceeds are converted into US dollars.

Estate Taxation

The Singapore Minister of Finance announced in a Budget Speech on May 3, 2002 that the movable assets situated in Singapore of non-domiciled individuals (dying on or after January 1, 2002) would be exempted from estate duty. In the case of an individual who is not domiciled in Singapore, Singapore estate tax is imposed on the value of all immovable assets situated in Singapore. There is an exemption of up to S$9,000,000 for residential properties. In addition, there is any exemption of S$600,000 in respect of the non-domiciled deceased’s other immovable assets. Any excess will be taxed at a rate equal to 5 percent on the first S$12,000,000 of the individual’s Singapore chargeable immovable assets and thereafter at a rate equal to 10 percent. An individual shareholder that is a U.S. citizen or resident (for US estate tax purposes) also will have the value of the shares included in the individual’s gross estate for U.S. estate tax purposes. An individual shareholder generally will be entitled to a tax credit against the shareholder’s U.S. estate tax if the individual shareholder actually pays Singapore estate tax; however, such tax credit is generally limited to the percentage of the U.S. estate tax attributable to the inclusion of the value of the shares included in the shareholder’s gross estate for U.S. estate tax purposes. Individuals who are domiciled in Singapore should consult their own tax advisors regarding the Singapore estate tax consequences of their investment.

DOCUMENTS ON DISPLAY

Creative files annual and special reports and other information with the SEC. You may read any portion of this Form 20-F and any other document that Creative files with the SEC at the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference section. Such material may also be obtained at the internet site maintained by the SEC at www.sec.gov.

ITEM 11: QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Equity Price Risks: Creative is exposed to equity price risk on its investments in marketable equity securities and quoted investments. An aggregate 10% reduction in market prices of Creative’s investments in quoted investments, based on a sensitivity analysis of the balance as of June 30, 2003, would have a $3.6 million adverse effect on Creative’s results of operations and financial position. Creative’s results of operations for the fiscal 2003 included $13.6 million of losses from permanent write-downs of quoted and unquoted investments.

Interest Rate Risk: Changes in interest rates could impact Creative’s anticipated interest income on its cash equivalents and interest expense on its debt. Due to the short duration of Creative cash deposits and terms of its debt, an immediate 10% increase in interest rates would not have a material adverse impact on Creative’s future operating results and cash flows.

Foreign Currency Exchange Risk in the Rate of Exchange of Reporting Currency Relative to US$: The functional currency of Creative and its subsidiaries is predominantly the U.S. dollar and, accordingly, gains and losses resulting from the translation of monetary assets and liabilities denominated in currencies other than the U.S. dollar are reflected in the determination of net income or loss. From time to time, Creative enters into forward exchange contracts to reduce its exposure to foreign exchange translation gains and losses. Forward exchange contracts are marked to market each period and the resulting gains and losses are included in the determination of net income or loss. No forward exchange contracts were outstanding at June 30, 2003. Included in interest and other expenses for fiscal years 2003, 2002 and 2001 are exchange gains of $5.4 million and $3.9 million and exchange losses of $3.7 million, respectively.

At June 30, 2003, monetary assets and liabilities of Creative are denominated in the following currencies:

	Approximate Percentage of $ Balance Denominated in:
	US$	S$	EURO	Other Currencies
Cash and cash equivalents	83%	0%	6%	11%
Accounts receivable, less allowances	72%	0%	15%	13%
Total current liabilities	79%	9%	6%	6%
Long-term obligations	32%	67%	—	1%

The exchange rates for the S$ and Euro utilized in translating the balance sheet at June 30, 2003, expressed in US$ per one S$ and Euro was 0.5704 and 1.1413, respectively.

An aggregate decline of 10% in foreign currency exchange rates relative to US$, based on a sensitivity analysis of foreign currency denominated accounts receivable balances as of June 30, 2003, would have a $1.7 million adverse effect on Creative’s results of operations and financial position.

ITEM 12: DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13: DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14: MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15: CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures: Based on the management’s evaluation (with the participation of the Chief Executive Officer and Chief Financial Officer), the Chief Executive Officer and Chief Financial Officer have concluded that as of June 30, 2003, the disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, (the “Exchange Act”)) are effective to provide reasonable assurance that information required to be disclosed in this Annual Report on Form 20-F is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

Changes in Internal Control over Financial Reporting: There was no change in the Company’s internal control over financial reporting (as required by the Exchange Act) during the last fiscal year that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16: RESERVED

PART III

ITEM 17: FINANCIAL STATEMENTS

Please refer to Item 18.

ITEM 18: FINANCIAL STATEMENTS

Reference is made to pages F1 through F-27.

ITEM 19: EXHIBITS

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREATIVE TECHNOLOGY LTD.

/s/ Ng Keh Long
Ng Keh Long
Chief Financial Officer
Date: November 19, 2003

EXHIBT A: FINANCIAL STATEMENTS

REPORT OF INDEPENDENT ACCOUNTANTS

TO THE BOARD OF DIRECTORS AND

SHAREHOLDERS OF CREATIVE TECHNOLOGY LTD.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of cash flows and of shareholders’ equity present fairly, in all material respects, the financial position of Creative Technology Ltd. and its subsidiaries at June 30, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of Creative’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers

Singapore

August 5, 2003

CREATIVE TECHNOLOGY LTD.

CONSOLIDATED BALANCE SHEETS

(In US$’000, except per share data)

	June 30, 2003	June 30, 2002
ASSETS
Current assets:
Cash and cash equivalents	$232,053	$166,917
Marketable securities	—	1,388
Accounts receivable, less allowances of $18,417 and $22,159	61,225	85,193
Inventory	80,367	108,549
Other assets and prepaids	11,269	17,773

Total current assets	384,914	379,820
Property and equipment, net	104,404	104,748
Investments	49,168	66,688
Other non-current assets	108,357	115,122

Total Assets	$646,843	$666,378

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$52,869	$64,809
Accrued liabilities	79,573	77,831
Income taxes payable	37,564	43,794
Current portion of long term obligations and others	5,519	27,441

Total current liabilities	175,525	213,875

Long term obligations	39,027	16,782

Minority interest in subsidiaries	3,454	11,769

Shareholders’ equity:
Ordinary shares ('000); S$0.25 par value;
Authorized: 200,000 shares
Outstanding: 79,714 and 78,866 shares	7,713	7,592
Additional paid-in capital	314,572	311,445
Unrealized holding gains on quoted investments	14,189	20,636
Deferred share compensation	(4,305)	(8,836)
Retained earnings	96,668	93,115

Total shareholders’ equity	428,837	423,952

Total Liabilities and Shareholders’ Equity	$646,843	$666,378

The accompanying notes are an integral part of these consolidated financial statements.

CREATIVE TECHNOLOGY LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In US$'000, except per share data)

	Years ended June 30
	2003	2002	2001
Sales, net	$701,769	$805,905	$1,226,068
Cost of goods sold	452,952	543,382	894,236

Gross profit	248,817	262,523	331,832
Operating expenses:
Selling, general and administrative	162,839	170,122	230,417
Research and development	58,775	38,248	54,022
Other charges (Notes 13 and 16)	—	26,080	22,814

Operating income	27,203	28,073	24,579
Loss from investments, net	(6,049)	(45,414)	(148,490)
Interest income and other, net	4,864	5,155	2,416

Income (loss) before income taxes and minority interest	26,018	(12,186)	(121,495)
Provision for income taxes	(2,720)	(5,698)	(8,409)
Minority interest in loss (income)	79	(1,843)	(469)

Net income (loss)	$23,377	$(19,727)	$(130,373)

Basic earnings (loss) per share	$0.30	$(0.27)	$(1.65)
Weighted average ordinary shares outstanding (‘000)	79,202	73,182	79,049
Diluted earnings (loss) per share	$0.29	$(0.27)	$(1.65)
Weighted average ordinary shares and equivalents outstanding (‘000)	80,851	73,182	79,049

The accompanying notes are an integral part of these consolidated financial statements.

CREATIVE TECHNOLOGY LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Increase (decrease) in cash and cash equivalents (in US$’000)

	Years ended June 30
	2003	2002	2001
Cash flows from operating activities:
Net income (loss)	$23,377	$(19,727)	$(130,373)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation of fixed assets	19,094	24,636	20,706
Amortisation of intangible assets	9,129	5,233	6,298
Deferred share compensation amortization	3,706	2,759	3,254
Write off of acquired in-process technology	—	26,080	—
Minority interest in (loss) income	(79)	1,843	469
Equity share in loss of unconsolidated investments	2,186	1,220	927
(Gain) loss on disposal of fixed assets	(113)	215	329
Write downs of investments and other non-current assets	13,618	49,303	214,754
Gain from investments, net	(7,777)	(5,341)	(49,934)
Changes in assets and liabilities, net:
Accounts receivable	23,968	18,243	4,478
Inventory	28,182	50,589	75,066
Marketable securities	1,388	2,193	17,575
Other assets and prepaids	6,368	1,298	15,673
Accounts payable	(11,940)	(33,659)	(94,608)
Accrued and other liabilities	(3,125)	(29,431)	(6,360)
Income taxes, including deferred tax	(8,294)	(6,014)	(749)

Net cash provided by operating activities	99,688	89,440	77,505

Cash flows from investing activities:
Capital expenditures, net	(15,695)	(8,730)	(34,957)
Proceeds from sales of fixed assets	2,605	383	138
Proceeds from sale of quoted investments	11,248	13,936	88,874
Purchase of new subsidiaries (net of cash acquired)	—	(25,806)	—
Purchase of investments	(5,516)	(9,152)	(110,397)
Increase in other non current assets, net	(4,914)	(20,629)	(13,106)

Net cash used in investing activities	(12,272)	(49,998)	(69,448)

Cash flows from financing activities:
(Decrease) increase in minority shareholders’ loan and equity balance	(6,690)	229	1,071
Net proceeds from issuance of preference shares to minority shareholders	—	—	(670)
Buyout of subsidiary’s preference shares issued to minority interest	—	(10,019)	—
Buyout of subsidiary’s minority interest	(3,992)	—	—
Proceeds from exercise of ordinary share options	4,073	8,195	9,265
Repurchase of ordinary shares	—	(18,013)	(91,029)
Proceeds from debt obligations	30,802	—	—
Repayments of debt obligations	(21,697)	(2,758)	(4,671)
Repayments of capital leases	(2,887)	(292)	(54)
Dividends paid to ordinary shareholders	(19,824)	(18,024)	(39,414)
Dividends paid to minority interest	(2,065)	—	(155)

Net cash used in financing activities	(22,280)	(40,682)	(125,657)

Net increase (decrease) in cash and cash equivalents	65,136	(1,240)	(117,600)
Cash and cash equivalents at beginning of year	166,917	168,157	285,757

Cash and cash equivalents at end of year	$232,053	$166,917	$168,157

Supplemental disclosure of cash flow information:
Interest paid	$1,061	$752	$1,028

Income taxes paid, net	$10,951	$11,711	$9,158

Non cash transaction:
Buyout of a subsidiary’s preference shares	$—	$11,789	$—

Shares issued for acquisition of subsidiary	$—	$71,724	$—

Purchase of property and equipment financed by capital leases	$—	$—	$228

The accompanying notes are an integral part of these consolidated financial statements.

CREATIVE TECHNOLOGY LTD.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(In US$’000, except share data)

	Ordinary Shares (‘000)	Ordinary Share Capital	Additional Paid In Capital	Unrealised Holding Gains (Losses) on Investments	Deferred Share Compensation	Retained Earnings	Total
Balance at June 30, 2000	80,325	7,808	203,111	173,948	(15,924)	409,695	778,638
Shares issued under employee options and share purchase plans	1,153	165	9,100	—	—	—	9,265
Repurchase of ordinary shares	(7,742)	(1,089)	1,089	—	—	(91,029)	(91,029)
Shares issued for purchase of Aureal assets	208	30	3,214	—	—	—	3,244
Dividends paid	—	—	—	—	—	(39,414)	(39,414)
Reversal of unvested deferred share compensation, net	—	—	(6,959)	—	6,959	—	—
Amortization of deferred share compensation	—	—	—	—	3,254	—	3,254
Comprehensive loss	—	—	—	(151,699)	—	(130,373)	(282,072)

Balance at June 30, 2001	73,944	6,914	209,555	22,249	(5,711)	148,879	381,886
Shares issued under employee options and share purchase plans	1,319	180	8,015	—	—	—	8,195
Repurchase of ordinary shares	(2,722)	(381)	381	—	—	(18,013)	(18,013)
Dividends paid	—	—	—	—	—	(18,024)	(18,024)
Reversal of unvested deferred share compensation, net	—	—	(1,169)	—	1,169	—	—
Amortization of deferred share compensation	—	—	—	—	2,759	—	2,759
Comprehensive loss	—	—	—	(1,613)	—	(19,727)	(21,340)
Buyout of a subsidiary’s preference shares	—	—	11,789	—	—	—	11,789
Shares and share options issued for acquisition of 3Dlabs	6,325	879	82,874	—	(7,053)	—	76,700

Balance at June 30, 2002	78,866	7,592	311,445	20,636	(8,836)	93,115	423,952
Shares issued under employee options and share purchase plans	848	121	3,952	—	—	—	4,073
Dividends paid	—	—	—	—	—	(19,824)	(19,824)
Reversal of unvested deferred share compensation, net	—	—	(825)	—	825	—	—
Amortization of deferred share compensation	—	—	—	—	3,706	—	3,706
Comprehensive income (loss)	—	—	—	(6,447)	—	23,377	16,930

Balance at June 30, 2003	79,714	$7,713	$314,572	$14,189	$(4,305)	$96,668	$428,837

The accompanying notes are an integral part of these consolidated financial statements.

CREATIVE TECHNOLOGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements include the financial statements of Creative Technology Ltd and Creative’s subsidiaries under its effective control from their respective dates of acquisition, after elimination of intercompany transactions and balances. The consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The preparation of financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. Creative conducts a substantial portion of its business in United States dollars (“US$” or “$”). All dollar amounts included in the financial statements and in the notes herein are United States dollars unless designated as Singapore dollars (“S$”). Creative’s fiscal year-end is June 30. Creative generally operates on a thirteen week calendar closing on the Friday closest to the natural calendar quarter. For convenience, all quarters are described by their natural calendar dates.

Foreign exchange

The functional currency of Creative and its subsidiaries is predominantly US dollar and accordingly, gains and losses resulting from the translation of monetary assets and liabilities denominated in currencies other than the US dollar are reflected in the determination of net income (loss). Creative enters into forward exchange contracts to reduce its exposure to foreign exchange translation gains and losses. Forward exchange contracts are marked to market each period and the resulting gains and losses are included in the determination of net income or loss. No forward exchange contracts were outstanding at June 30, 2003. Included in interest and other expenses for fiscal years 2003, 2002 and 2001 are exchange gains of $5.4 million and $3.9 million, and exchange losses of $3.7 million, respectively.

At June 30, 2003, monetary assets and liabilities of Creative are denominated in the following currencies:

	Approximate Percentage of $ Balance Denominated in:
	US$	S$	EURO	Other Currencies
Cash and cash equivalents	83%	0%	6%	11%
Accounts receivable, less allowances	72%	0%	15%	13%
Total current liabilities	79%	9%	6%	6%
Long-term obligations	32%	67%	—	1%

The exchange rates for the S$ and Euro utilized in translating the balance sheet at June 30, 2003, expressed in US$ per one S$ and Euro was 0.5704 and 1.1413, respectively.

Cash equivalents

Cash equivalents consist of highly liquid investment instruments with original or remaining maturities of three months or less at the time of purchase. All deposits are in short term deposit and money market accounts with various banks. This diversification of risk is consistent with Creative’s policy to maintain liquidity and ensure the safety of principal. Included in cash equivalents as of June 30, 2003 and 2002 are fixed rate deposits of $188.2 million and $128.0 million respectively.

In fiscal 2002, a total of $4.5 million in the fixed rate deposits was held as collateral for one of the subsidiary’s bank overdraft and short term loan facilities (see Note 11), but in fiscal 2003, the entire outstanding balances has been repaid and all liabilities were discharged.

Marketable Securities

Creative determines the appropriate classification of marketable securities at the time of acquisition and evaluates such designation at each balance sheet date. For all periods presented, Creative has classified marketable securities as trading securities, and accordingly such securities are stated at their market values based on the last transacted prices at each balance sheet date. The resulting net unrealized gains or losses on marketable securities are included in earnings in the period they are incurred.

Fair value of financial instruments

For certain of Creative’s financial instruments, including cash equivalents, accounts receivable, accounts payable and accrued expenses, the carrying amounts approximate fair value due to their short maturities. The amounts shown for long term obligations also approximate fair value because current interest rates charged to Creative for debts of similar maturities are substantially the same.

Inventory

Inventory is stated at the lower of cost or market. Cost is determined using standard cost, appropriately adjusted at balance sheet date to approximate actual cost on a weighted average basis. In the case of finished products and work-in-progress, cost includes materials, direct labor and an appropriate proportion of production overheads.

Management performs a detailed assessment of inventory at each balance sheet date to establish provisions for excess and obsolete inventories. Evaluation includes a review of, among other factors, historical sales, current economic trends, forecasted sales, demand requirements, product lifecycle and product development plans, quality issues, and current inventory levels.

Property and equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the shorter of the remaining facility lease term or the estimated useful lives of the improvements. No depreciation is provided on freehold land and construction in progress.

Investments

Creative holds equity investments in various companies pursuant to which it has acquired anywhere from less than 1% to 100% of the issuer’s outstanding capital stock. Investments in which Creative acquires more than 50% of the outstanding capital stock of an entity, or which are under the effective control of Creative, are treated as investments in subsidiaries, and the balance sheets and results of operations of these subsidiaries are fully consolidated after making allowance for any minority interests. Companies in which Creative’s investment totals between 20% and 50% of such company’s capital stock are treated as associated companies and recorded on an equity basis, whereby Creative adjusts its cost of investments to recognize its share of all post acquisition results of operations.

Non quoted investments of less than 20% in an entity are carried at cost, less provisions for permanent impairment where necessary.

In accordance with SFAS 115, “Accounting for Certain Investments in Debt and Equity Securities,” quoted investments of less than 20% in an entity are classified as available-for-sale. Such investments are reported at fair value with the unrealized gains and losses included as a separate component of shareholders’ equity. Unrealized losses are charged against income when a decline in fair value is determined to be other than temporary. Realized gains and losses upon the sale or disposition of such investments are based on the average cost of the specific investments sold.

The investment portfolio is monitored on a periodic basis for impairment. Creative’s investments in these companies are inherently risky because the markets for the technologies or products they have under development are typically in the early stages and may never develop. In the event that the carrying value of an investment exceeds its fair value and the decline in value is determined to be other-than-temporary, an impairment charge is recorded and a new cost basis for the investment is established. Fair values for investments in public companies are determined using quoted market prices. Fair values for investments in privately-held companies are estimated based upon one or more of the following: pricing models using historical and forecasted financial information and current market rates, liquidation values, the values of recent rounds of financing, or quoted market prices of comparable public companies.

In order to determine whether a decline in value is other-than-temporary, Creative evaluates, among other factors: the duration and extent to which the fair value has been less than the carrying value; the financial condition of and business outlook for the company, including key operational and cash flow metrics, current market conditions and future trends in the company’s industry, and the company’s relative competitive position within the industry; and Creative’s intent and ability to retain the investment for a period of time sufficient to allow for any anticipated recovery in fair value.

A summary of investments is as follows (in US$’000):

	As of June 30
	2003	2002
Non quoted investments	$12,944	$15,924
Quoted investments	36,224	50,764

Total investments	$49,168	$66,688

Acquisitions

Creative acquired 3Dlabs in fiscal 2002 (Note 16). The acquisition was accounted for under the purchase method of accounting, and accordingly, the estimated fair value of assets acquired and liabilities assumed and the results of operations were included in Creative’s consolidated financial statements as of the effective date of the acquisition through the end of the period. There were no significant differences between the accounting policies of Creative and 3Dlabs.

Goodwill and other intangible assets

Goodwill and other intangible assets are stated at cost and relate principally to the acquisition of new subsidiaries accounted for under the purchase method. Under this method, the purchase price has been allocated to the assets acquired, liabilities assumed and in-process technology based on their estimated fair market values at the dates of acquisition. Amounts allocated to acquired in-process technology are expensed in the period in which the acquisition is consummated. The goodwill and identifiable intangible assets acquired in connection with the acquisition of 3Dlabs have been accounted for in accordance with SFAS 141 and SFAS 142, “Business Combinations” and “Goodwill and Other Intangible Assets.” Intangible assets are amortized on a straight line basis over the estimated useful lives of the assets, ranging from one to seven years. Goodwill is not subject to amortization, but will be evaluated at least annually for impairment.

Creative reviews for impairment of goodwill on an annual basis. Reviews for impairment of goodwill and other intangible assets are also conducted whenever events indicate that the carrying amount might not be recoverable. Factors that Creative may consider important which could trigger an impairment review include the followings:

•	significant under performance relative to expected historical or projected future operating results;

•	significant changes in the manner of use of the acquired assets or the strategy for Creative’s overall business;

•	significant negative industry or economic trends;

•	significant decline in Creative’s stock price for a sustained period; and

•	Creative market capitalization relative to net book value.

When the existence of one or more of the above factors indicates that the carrying value of the goodwill or intangible assets may be impaired, Creative measures any impairment based on a projected discounted cash flow method using a discount rate determined by the management to be commensurate with the risk inherent in Creative’s current business model. Creative performed an assessment for goodwill impairment as at June 30, 2003 and accordingly no impairment of goodwill is assessed.

A summary of goodwill and other intangible assets are as follows (in US$’000):

	As of June 30
	2003	2002
Other intangible assets, gross	$33,682	$33,682
Accumulated amortization	(24,917)	(15,788)

Other intangible assets, net	$8,765	$17,894
Goodwill	91,976	91,976

Net goodwill and other intangible assets	$100,741	$109,870

Goodwill and other intangible assets fully amortized were excluded from above. Other intangible assets amortization expense was $9.1 million, $5.2 million and $6.3 million for fiscal year 2003, 2002 and 2001, respectively, and estimated to be $1.8 million each in fiscal year 2004 to fiscal 2007 and $1.4 million in fiscal 2008.

Revenue recognition

Creative generally recognizes revenue when persuasive evidence of an arrangement exists, title and risk of loss transferred, delivery has occurred, price is fixed or determinable, and collectibility is probable. Allowances are provided for estimated returns, discounts and warranties, based on historical experience, current economic trends and changes in customer demand and acceptance of its products. Such allowances are adjusted periodically to reflect actual and anticipated experience. When recognizing revenue, Creative records estimated reductions to revenue for customer and distributor programs and incentive offerings, including price protection, promotions, other volume-based incentives and rebates.

Research and development

Research and development costs are charged to operations as incurred.

Restructuring costs and accruals for excess facilities

In accordance with the provisions of EITF Issue No. 94-3, “Accounting for Restructuring Charges,” and Staff Accounting Bulletin No.100, “Restructuring and Impairment Charges,” Creative records restructuring costs when it commits to an exit plan and significant changes to the exit plan are not likely. The estimated loss on facilities which Creative intends to sublease is based on estimates of the timing and amount of sublease income. Creative reassesses this liability quarterly based on market conditions. Exit activities initiated after December 31, 2002, will be accounted for in accordance with SFAS 146, “Accounting For Costs Associated With Exit Or Disposal Activities.”

Assessment of the probability of the outcome of current litigation

Creative records accruals for loss contingencies when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated.

Income taxes

Deferred tax assets and liabilities, net of valuation allowances, are established for the expected future tax consequences of events resulting from the differences between the financial reporting and income tax bases of Creative’s assets and liabilities and from tax credit carry forwards. No provision has been made for the undistributed earnings of Creative’s subsidiaries outside of Singapore since it is Creative’s intention to reinvest these earnings in those subsidiaries. Reinvested earnings of such subsidiaries have been immaterial to date.

Concentrations of credit risk

Financial instruments that potentially subject Creative to significant concentrations of credit risk consist principally of cash and cash equivalents and trade accounts receivable. Creative limits the amount of credit exposure to any one financial institution. Creative sells its products to original equipment manufacturers, distributors and key retailers. Creative believes that the concentration of credit risk in its trade receivables is substantially mitigated due to performance of ongoing credit evaluations of its customers’ financial condition, use of short collection terms, use of letters of credit in certain circumstances, procurement of credit insurance coverage and the geographical dispersion of sales. Creative establishes allowances for doubtful accounts, returns and discounts for specifically identified doubtful accounts, returns and discounts based on credit profiles of its customers, current economic trends, contractual terms and conditions and historical payment, return and discount experience.

Stock-based compensation

Creative accounts for stock-based employee compensation in accordance with Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees,” and related Interpretations, and complies with the disclosure provisions of Statement of Financial Accounting Standards (“SFAS”) No. 123, “Accounting for Stock-Based Compensation,” and SFAS 148, “Accounting for Stock-Based Compensation, Transition and Disclosures.” Accordingly, compensation expense for stock options is measured as the excess, if any, of the fair market value of Creative’s stock at the date of the grant over the stock option exercise price. See Note 9.

Recently issued accounting pronouncements

In December 2002, the FASB issued SFAS 148, “Accounting for Stock-Based Compensation, Transition and Disclosures.” SFAS 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS 148 also requires that disclosures of the pro forma effect of using the fair value method of accounting for stock-based employee compensation be displayed more prominently and in a tabular format. Additionally, SFAS 148 requires disclosure of the pro forma effect in interim financial statements. Creative has adopted the interim and annual disclosure requirements of SFAS 148 in this fiscal year 2003.

In January 2003, the Financial Accounting Standards Board issued FASB Interpretation (“FIN”) No. 46, “Consolidation of Variable Interest Entities.” Under that interpretation, certain entities known as Variable Interest Entities (“VIE”) must be consolidated by the primary beneficiary of the entity. The primary beneficiary is generally defined as having the majority of the risks and rewards arising from the VIE. For VIEs in which a significant (but not majority) variable interest is held, certain disclosures are required. FIN 46 requires disclosure of VIE in financial statements issued after January 31, 2003, if it is reasonably possible that as of the transition date: (1) the Company will be the primary beneficiary of an existing VIE that will require consolidation or, (2) the Company will hold a significant variable interest in, or have significant involvement with, an existing VIE. Any VIEs created after January 31, 2002, are immediately subject to the consolidation guidance in FIN 46. The measurement principles of this interpretation will be effective for the Company’s 2003 financial statements. Creative does not have any significant entities that require disclosure or new consolidation as a result of adopting the provisions of FIN 46.

In April 2003, the FASB issued SFAS 149, “Amendment of SFAS 133 on Derivative Instruments and Hedging Activities.” SFAS 149 amends and clarifies accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS 133, “Accounting for

Derivative Instruments and Hedging Activities.” In particular, this Statement clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative. It also clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows. SFAS 149 is generally effective for contracts entered into or modified after June 30, 2003 and is not expected to have a material impact on Creative’s financial position or results of operations.

In May 2003, the FASB issued SFAS 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). SFAS 150 is effective for interim periods beginning after June 15, 2003. The adoption of SFAS 150 is not expected to have a material impact on Creative’s financial position or results of operations.

NOTE 2—NET INCOME (LOSS) PER SHARE

In accordance with SFAS 128, “Earnings per Share,” Creative reports both basic earnings per share and diluted earnings per share. Basic earnings per share is computed using the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share is computed using the weighted average number of ordinary and potentially dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares are excluded from the computation if their effect is anti-dilutive. In computing the diluted earnings per share, the treasury stock method is used to determine, based on average stock prices for the respective periods, the ordinary equivalent shares to be purchased using proceeds received from the exercise of such equivalent shares. Other than the dilutive effect of stock options, there are no other financial instruments that would impact the weighted average number of ordinary shares outstanding used for computing diluted earnings per share. The potentially dilutive ordinary equivalent shares outstanding under the employee share purchase plan were not material.

Following is a reconciliation between the average number of ordinary shares outstanding and equivalent shares outstanding (in ‘000):

	As of June 30
	2003	2002	2001
Weighted average ordinary shares outstanding	79,202	73,182	79,049
Weighted average dilutive stock options outstanding	1,649	—	—

Weighted average ordinary shares and equivalents outstanding	80,851	73,182	79,049

For fiscal 2003, approximately 0.5 million shares related to the convertible note were excluded from the computation of dilutive earnings per share as the effect would be anti-dilutive.

For the fiscal 2002 and 2001, approximately 2.4 million and 2.0 million potentially dilutive shares were excluded from the determination of diluted net loss per share, as the effect of including such shares is anti-dilutive.

NOTE 3—BALANCE SHEET DETAIL (in US$’000)

	As of June 30
	2003	2002
Inventory:
Raw materials	$20,189	$33,826
Work in progress	2,918	5,658
Finished products	57,260	69,065

Total inventory	$80,367	$108,549

	Estimated Useful Life	As of June 30
		2003	2002
Property and equipment:
Land and buildings	25 years	$92,719	$83,698
Construction in progress	—	—	1,013
Machinery and equipment	3 - 6 years	44,239	50,880
Furniture, fixtures and office equipments	2 - 8 years	79,659	82,690
Leasehold improvements	Term of lease	12,546	11,981

		$229,163	$230,262
Accumulated depreciation		(124,759)	(125,514)

Net property and equipment		$104,404	$104,748

Included in property and equipment are assets purchased under capital lease obligations with a cost and accumulated depreciation of approximately $9.0 million and $4.6 million for fiscal 2003 and $10.4 million and $2.4 million for fiscal 2002, respectively.

	As of June 30
	2003	2002
Other non-current assets:
Goodwill	$91,976	$91,976
Other intangible assets	8,765	17,894
Other non-current assets	7,616	5,252

Total other non-current assets	$108,357	$115,122

	As of June 30
	2003	2002
Other accrued liabilities:
Marketing accruals	$20,732	$20,764
Payroll accruals	18,177	19,188
Royalty accruals	6,319	5,092
Other accruals	34,345	32,787

Total other accrued liabilities	$79,573	$77,831

Other accruals of $34.3 million and $32.8 million as of June 30, 2003 and 2002 includes accruals for various operating expense items that individually account for less than 5% of the total current liabilities.

NOTE 4—PRODUCT WARRANTIES

The warranty period for the bulk of Creative’s products typically ranges between 1 to 3 years. The product warranty accrual reflects management’s best estimate of probable liability under its product warranties. Management determines the warranty provision based on known product failures (if any), historical experience, and other currently available evidence.

Changes in the product warranty accrual for the fiscal year 2003 was as follows (in US$’000):

June 30, 2003
Balance as of June 30, 2002	$2,292
Accruals for warranties issued during the period	2,660
Adjustments related to pre-existing warranties (include changes in estimates)	(94)
Settlements made (in cash or in kind) during the period	(2,023)

Balance as of June 30, 2003	$2,835

NOTE 5—LEASES AND COMMITMENTS

Creative leases the use of land and certain of its facilities and equipment under non-cancelable operating lease arrangements. The land and facility leases expire at various dates through 2052 and provide for fixed rental rates during the terms of the leases.

Minimum future lease payments for non-cancelable leases as of June 30, 2003, are as follows (in US$’000):

Operating Leases
Fiscal years ended June 30,
2004	$9,976
2005	8,101
2006	5,926
2007	2,580
2008	1,252
Thereafter	13,104

Total minimum lease payments	$40,939

Rental expense under all operating leases was $11.9 million, $10.7 million and $11.8 million for fiscal 2003, 2002 and 2001, respectively.

Future minimum lease obligations, which are secured by the underlying assets, as of June 30, 2003, under capital leases are as follows (in US$’000):

Capital Leases
Fiscal years ended June 30,
2004	$1,999
2005	1,410
2006	68
2007	49
2008	—
Thereafter	—

Total minimum lease commitments	$3,526
Less: Amount representing interest	(93)

Total capital lease obligations	$3,433

NOTE 6—COMPREHENSIVE INCOME

The components of total comprehensive income are as follows (in US$’000):

	Years ended June 30
	2003	2002	2001
Net income (loss)	$23,377	$(19,727)	$(130,373)

Movement in unrealized holding gains (losses)	(3,110)	15,042	(26,899)

Reclassification adjustments:
- Gains (losses) included in net income (loss)	(3,337)	(16,655)	(124,800)

	(6,447)	(1,613)	(151,699)

Total comprehensive income (loss)	$16,930	$(21,340)	$(282,072)

NOTE 7—SHARE REPURCHASES

Details of Share repurchases by Creative during the fiscal years since the commencement of the program on November 6, 1998 are set out below:

Years ended June 30,	Number of Shares Repurchased	Average Price
	(in millions)	(US$)
1999	10.0	$14
2000	5.9	$17
2001	7.7	$12
2002	2.7	$7
2003	—	—

Total	26.3	$13

At the 2002 Annual General Meeting (“AGM”) held on November 20, 2002, the shareholders approved the share repurchase mandate allowing Creative to buy up to 10% of the issued share capital of Creative as at the date of the AGM. This amounts to approximately 7.9 million shares and the authority to repurchase these shares shall continue in force unless revoked or revised by the shareholders in a general meeting, or until the date that the next AGM of Creative is held or is required to be held, whichever is the earlier.

In accordance with Singapore statutes, such repurchases are recorded as a reduction in retained earnings.

NOTE 8—DIVIDENDS

At the Annual General Meeting held on November 20, 2002, Creative’s shareholders approved an ordinary dividend of $0.25 for each outstanding ordinary share of Creative for the fiscal year ending June 30, 2003. Dividends of $19.8 million were paid on December 19, 2002 to all shareholders of record as of December 5, 2002. Creative paid an ordinary dividend of $0.25 amounting to $18.0 million in the fiscal year ended June 30, 2002 and an ordinary dividend of $0.25 and a special dividend of $0.25 amounting to $39.4 million in the fiscal year ended June 30, 2001.

NOTE 9—EMPLOYEE SHARE PURCHASE AND STOCK OPTION PLANS

Creative Employee Share Purchase Plan

As approved by the shareholders in November 1999, Creative has adopted the 1999 Employee Share Purchase Plan that permits substantially all employees to purchase ordinary shares of Creative. Participating employees may purchase ordinary shares through regular payroll deductions accumulated during each offering period at a purchase price of 85% of the lower of the fair market value on the offering date or on the purchase date. Each offering period consists of four six months purchase periods, except for the first purchase period in the first offering period, which was four months. A total of 1.0 million ordinary shares were reserved for issuance under this plan. In addition, on each July 1, the aggregate number of ordinary shares reserved for issuance under the plan shall be increased automatically by 1% of the total number of outstanding ordinary shares of Creative on the immediately preceding June 30; provided that the aggregate shares reserved under this plan shall not exceed 5.0 million shares.

In fiscal 2003, 2002 and 2001, 282,700, 248,000 and 225,000 shares were issued at a weighted average exercise price of $5.24, $5.19 and $10.80 per share under Creative’s Employee Share Purchase Plan respectively.

Creative Employee Stock Option Plans

In December 1994, Creative adopted the new Creative Technology Employees’ Share Option Scheme (the “New Plan”). Options granted under this plan were in accordance with Section 422(a) of the US Internal Revenue Code of 1986, as amended. On November 13, 1996, at a special meeting, shareholders approved certain changes to the New Plan to make it less restrictive. Under the amended New Plan, the total number of shares that could be granted was increased to an overall maximum of 15% of the issued share capital of Creative. The amended New Plan also provided for incentive stock options to be granted to employees of Creative on a quarterly basis, at the average market price established on the five days closing immediately prior to the date of grant. The options vested at the rate of 25% at the end of each anniversary of the grant date and were exercisable over a period not exceeding five years from the date of grant.

As of October 6, 1998, Creative is no longer subject to the listing rules of the Singapore Exchange but is required only to comply with the listing rules of NASDAQ, including rules governing stock option plans. Since many of Creative employees and shareholders are located in the United States of America, Creative has obtained shareholders’ approval on December 30, 1998 to replace the New Plan with the Creative Technology (1999) Share Option Scheme (“1999 Scheme”), which is more in accordance with US practice. The 1999 Scheme allows options to be granted to full-time employees as well as consultants and non-executive directors. The total number of shares that may be granted as options is 7.5 million provided that such amount shall be automatically increased on the first day (July 1) of each of the five fiscal years ending June 30, 2001, 2002, 2003, 2004 and 2005 by four percent of the issued share capital of Creative as at the last day of the immediate preceding fiscal year. The Option Committee has the discretion to decide the vesting schedule in the letter of offer. If it is not specifically stated in the letter of offer, 1/4 of the total amount of the grant vest on the first anniversary of the grant date and 1/48 of the total amount of the grant on the last day of each calendar month thereafter. The exercise price of options granted under the 1999 Scheme may be less than the fair market value of the shares as of the date of grant and the options expire after the tenth anniversary of the date of grant, except in the case of options granted to participants other than employees, options expire not later than the fifth anniversary of the date of grant.

No options were granted under the 1999 Scheme in fiscal 2001.

In fiscal 2002, Creative granted 7.1 million options under the 1999 Scheme at a weighted average exercise price of $4.57. Options to acquire 2.9 million shares were granted in fiscal 2002 below fair market value, resulting in a deferred share compensation of $0.8 million being amortized over the vesting period of the underlying options. The 7.1 million options that were granted in fiscal 2002 included 1.6 million Creative’s options that were granted to assume 3Dlabs’ outstanding employee stock options. (See Note 16)

In fiscal 2003, Creative granted 0.4 million options at fair market value under the 1999 Scheme at a weighted average exercise price of $6.99.

Creative Employee Stock Option Plans

A summary of options granted to employees and non-employee directors under Creative’s stock option plans is presented below:

	Options Outstanding
	Number of Shares (‘000)	Weighted Average Exercise Price ($)
Balance as of June 30, 2000	8,894	9.44
Granted	—	—
Exercised	(928)	7.31
Canceled	(1,185)	13.49

Balance as of June 30, 2001	6,781	9.01
Granted - at fair market value	2,509	4.72
- below fair market value	2,931	4.80
- pursuant to the acquisition of 3Dlabs (see Note 16)	1,641	3.93
Exercised	(1,070)	6.45
Canceled	(913)	9.18

Balance as of June 30, 2002	11,879	6.56
Granted - at fair market value	380	6.99
Exercised	(566)	4.58
Canceled	(1,101)	7.44

Balance as of June 30, 2003	10,592	6.59

The total number of options exercisable at June 30, 2003, 2002 and 2001 under the New Plan and 1999 Scheme were 6,866,000, 4,031,000 and 3,843,000, respectively.

Summary of outstanding options under Creative’s employee stock option plans

The following table summarizes option information for Creative’s employee stock option plans (New Plan and 1999 Scheme) as at June 30, 2003.

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding (‘000)	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price ($)	Number Exercisable (‘000)	Weighted Average Exercise Price ($)
$1.00 to $2.99	478	7.86	2.86	195	2.88
$3.00 to $4.99	4,407	8.28	4.46	1,642	4.45
$5.00 to $7.99	1,115	7.90	6.18	640	6.09
$8.00 to $10.99	4,577	5.91	9.10	4,377	9.11
$11.00 to $14.99	—	—	—	—	—
$15.00 to $22.00	15	6.67	18.40	12	18.40

	10,592	7.19	6.59	6,866	7.55

Subsidiary Stock Option Plan

Effective April 2000, unvested stock options to purchase 0.2 million shares of Creative’s ordinary stock granted under the New Plan and 1999 Scheme to employees of a subsidiary were canceled in exchange for the right to receive options granted by the subsidiary. The employees were allowed to retain outstanding Creative options vested on March 31, 2000 until March 31, 2001 at which time unexercised options were canceled. In May 2000, the subsidiary adopted a separate stock option plan and employees were then granted options under this plan. The total number of shares that may be granted as options under the subsidiary 2000 Stock Option Plan (“2000 Plan”) is 8 million shares provided that such amounts shall be automatically increased on the first day (July 1) of each of the five fiscal years ending June 30, 2001, 2002, 2003, 2004 and 2005 by the lesser of (i) three hundred thousand shares or (ii) one percent of the issued share capital of the Company as at the last day of the immediately preceding fiscal year. The exercise price of options granted under the 2000 Plan may be less than the fair market value of the shares as of the date of grant and the options expire after the tenth anniversary of the date of grant.

In fiscal 2001, the subsidiary granted 0.9 million options under the 2000 Plan at a weighted average exercise price of $2.45. Included in the options granted during the fiscal year were replacement options granted to certain employees of Creative Technology Ltd to acquire 235,000 and 30,000 of the subsidiary company’s shares at an exercise price of $2.50 and $1.00 per share respectively. These options were granted in lieu of the cancellation of 470,000 shares at an exercise price of $2.50 per share and 60,000 shares at $1.00 per share. The replacement options vested immediately on grant date and the share compensation expense arising from replacement of options amounted to $0.7 million which was expensed in fiscal 2001.

The subsidiary did not grant options in fiscal 2002 and fiscal 2003.

A summary of options granted to employees, consultants and directors under the subsidiary’s stock option plan is presented below:

	Options Outstanding
	Number of Shares (‘000)	Weighted Average Exercise Price ($)
Balance as of June 30, 2000	3,841	1.98
Options granted	899	2.45
Options canceled	(2,540)	1.80

Balance as of June 30, 2001	2,200	2.39
Options granted	—	—
Options canceled	(2,195)	2.39

Balance as of June 30, 2002	5	2.50
Options granted	—	—
Options canceled	(5)	2.50

Balance as of June 30, 2003	—	—

Creative and Subsidiary Pro Forma Disclosures

The fair value of the purchase rights under the Creative employee share purchase plan and stock option plan is estimated at the date of the grant using the Black-Scholes model based on the following assumptions:

	Fiscal 2003	Fiscal 2002	Fiscal 2001
Volatility	45%	60%	50%

Risk-free interest rates
Share purchase plan	2.18% to 3.26%	2.18% to 5.16%	3.78% to 6.09%
Stock options	1.27% to 3.01%	2.16% to 5.16%	—

Dividend yield	3.0%	2.5%	—

Expected lives:
Share purchase plan	6 months	6 months	6 months
Stock options	0.01 years after vest date	0.01 years after vest date	—

	Years ended June 30
	2003	2002	2001
Weighted average fair value of stock options granted:
Stock options:
At market	$1.70	$1.53	$—
Below market	$—	$3.74	$—

The fair value of the purchase rights under the subsidiary stock option plan is estimated at the date of the grant using the Black-Scholes model based on the following assumptions:

	Fiscal 2003	Fiscal 2002	Fiscal 2001

Volatility	—	—	—

Risk-free interest rates	—	—	3.78% to 6.34%

Dividend yield	—	—	—

Expected lives	—	—	0.01 years after vest date

The following table illustrates the effect on net income and earnings per share if the company had applied the fair value recognition provisions of SFAS 123, “Accounting for Stock-Based Compensation,” to stock-based employee compensation:

	Years ended June 30
In US$’000, except for per share data	2003	2002	2001
Net income (loss) as reported	$23,377	$(19,727)	$(130,373)
Less: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(7,309)	(6,031)	(6,960)
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	3,703	2,295	2,465

Pro forma net income (loss)	$19,771	$(23,463)	$(134,868)

Earnings (loss) per share:
Basic - as reported	$0.30	$(0.27)	$(1.65)
Basic - pro forma	$0.25	$(0.32)	$(1.71)

Diluted - as reported	$0.29	$(0.27)	$(1.65)
Diluted - pro forma	$0.25	$(0.32)	$(1.71)

NOTE 10—INCOME TAXES

Creative was granted a Pioneer Certificate in 1990 under the Singapore Economic Expansion Incentives (Relief from Income Tax) Act, Cap. 86 for the design and manufacture of digital computer video, audio and multimedia products, including personal computers and related components, chipsets and software but not including interest income. The Pioneer Certificate exempted income derived from such activities (“Pioneer Income”) from tax in Singapore, subject to certain conditions. The Pioneer Certificate expired in March 2000.

Creative has applied for a separate and new Pioneer Certificate. If Creative is awarded this new Pioneer Certificate, profits under the new Pioneer Certificate will be exempted from tax in Singapore. For fiscal 2001, 2002 and 2003, corporate tax was provided for in full based on the standard tax rates of 24.5% for fiscal 2001 and 22% for fiscal 2002 and 2003, as the terms and agreements of the new Pioneer Certificate is currently still under negotiation as at to-date. The new Pioneer Certificate is expected to result in the reduction of Creative’s provision for income taxes, subject to the terms and agreement by the Singapore Comptroller of Income Tax.

The Singapore and other components of income (loss) before income taxes are as follows (in US$’000):

	Years ended June 30
	2003	2002	2001
Singapore	$36,199	$45,738	$25,193
Other countries	(10,181)	(57,924)	(146,688)

Income (loss) before income taxes and minority interest	$26,018	$(12,186)	$(121,495)

The provision for income taxes consists of (in US$’000):

	Years ended June 30
	2003	2002	2001
Singapore	$2,464	$4,780	$7,971
Other countries	256	918	438

Provision for income taxes	$2,720	$5,698	$8,409

Creative’s effective tax provision for fiscal 2003, 2002 and 2001 reconciles to the amount computed by applying the Singapore statutory rate of 22.0% for 2003 and 2002 and 24.5% for 2001 to income before income taxes and minority interest, as follows (in US$’000):

	Years ended June 30
	2003	2002	2001
Income tax (benefit) at Singapore statutory rate	$5,724	$(2,681)	$(29,766)
Tax exempt income
Singapore	(11)	(13)	(834)
Others	—	—	—
Non-deductible expenses and write-offs	1,433	3,013	5,486
Change in valuation allowances	(6,106)	(657)	8,699
Rate differences and others	1,680	6,036	24,824

Provision for income taxes	$2,720	$5,698	$8,409

Deferred tax assets at June 30, 2003 and 2002 consisted of the following (in US$’000):

	As of June 30
	2003	2002
Non-deductible reserves	$26,110	$33,778
Net operating loss carryforwards	70,390	20,099
Other	1,971	1,765

Total deferred tax assets	98,471	55,642

Valuation allowance for deferred tax assets	(98,471)	(55,642)

	$—	$—

Creative had Irish net operating loss carryforward of nil and approximately $1.9 million at June 30, 2003 and June 30, 2002. US net operating loss carryforward is approximately $162.0 million and $47.8 million as at June 30, 2003 and June 30, 2002. The Irish net operating losses have an indefinite carryforward period while the US net operating losses expire between 2005 to 2022. The utilization of these net operating losses by Creative is subject to certain conditions.

Valuation allowance is provided for Creative’s deferred tax assets as management believes substantial uncertainty exists regarding the reliability of these assets.

Creative has United States tax deductions not included in the net operating loss carryforward described above aggregating approximately $53.6 million at June 30, 2003 and June 30, 2002, as a result of the exercise of employee stock options, the tax benefit of which has not been realized. The tax benefit of the deductions, when realized will be accounted for as a credit to additional paid-in capital rather than a reduction of the income tax provision.

NOTE 11—DEBT OBLIGATIONS

On March 13, 1996, Creative Technology Centre Pte Ltd (“CTC”), a Singapore subsidiary of Creative, entered into an agreement with two banks for an eight year term loan facility for up to S$60.0 million ($34.0 million) to finance the construction of Creative’s headquarters building in Singapore. The loan is repayable in nineteen quarterly installments comprising eighteen installments of S$1.5 million ($0.9 million) and a final installment for the remaining S$30.9 million ($17.6 million). The repayment commenced on July 5, 1998. The interest on the outstanding loan balance is payable at the banks’ cost of funds plus 1.25%. The interest rate charged for fiscal 2002 was at 2.19%. The loan is secured by a first mortgage on the building and by way of a fixed and floating charge over all assets of CTC. At June 30, 2002, S$33.9 million ($19.2 million) was outstanding. The outstanding balance was fully repaid by CTC in January 2003.

On November 21, 2002, CTC entered into a new nine year term loan facility for up to S$54.0 million ($30.8 million) with one of the banks. The loan is repayable in thirty-six quarterly installments of S$1.5 million ($0.9 million). The repayment commenced on March 31, 2003. The interest on the outstanding loan balance is based on bank’s floating rate plus margin 1.5%. The interest rate charged for fiscal 2003 was at 2.15%. The loan is secured by a first mortgage on the building and by way of a fixed and floating charge over all assets of CTC. At June 30, 2003, S$51.0 million ($29.1 million) was outstanding.

3Dlabs has an overdraft facility for 2.0 million Pounds Sterling expiring on December 31, 2002 and the outstanding balance was $3.7 million as at June 30, 2002. The facility charges interest at a rate of 1.0% above the bank’s currency base rate if the overdraft balance is less than 2.0 million Pounds Sterling and 4.0% above the bank’s currency base rate at any amount exceeding 2.0 million Pounds Sterling. The bank’s currency base rate was 4.0% at June 30, 2002. A $3.5 million restricted investment with a Bermuda financial institution was held as collateral for this facility in the form of a certificate of deposit (see Note 1). At June 30, 2003, the outstanding balance has been repaid in full and all liabilities discharged.

In August 2000, 3Dlabs entered into a $1.0 million credit facility to finance certain software purchases. The facility requires equal quarterly installments of $0.25 million and expired December 31, 2001. The repayments under the credit facility were revised in 2001, resulting in equal monthly repayments of $0.08 million commencing January 2002. The advances under the facility accrue interest at a per annum rate of the bank’s currency base rate of 4.0% plus 1%. At June 30, 2002, $0.75 million was outstanding. A $1.0 million restricted investment with a Bermuda financial institution was held as collateral for this facility in the form of a certificate of deposit (see Note 1). At June 30, 2003, the outstanding balance has been repaid in full and all liabilities discharged.

3Dlabs has entered into a Loan and Security Agreement with a financial institution in an amount up to $20.0 million or 85% of the qualified accounts receivable of 3Dlabs’ U.S. companies, whichever is less. The Agreement expires in July 2004 and is secured by all tangible and intangible assets of 3Dlabs. Borrowings under the Agreement bear interest at 1.25% above the institution’s prime rate. The Agreement contains certain covenants, including that 3Dlabs meet certain agreed-upon financial covenants. There were no borrowings outstanding under the Agreement as at June 30, 2003.

In December 1999, prior to its acquisition by Creative, 3Dlabs issued a subordinated convertible note to an investor in the principal amount of $7.5 million which matures in December 2004. The outstanding unpaid principal balance under the note bears interest at a rate of 4.5% per annum, payable upon conversion, prepayment or at maturity. The holder of the note has the option to convert all or a portion of the outstanding unpaid principal balance under the note plus interest into shares of 3Dlabs’ common stock at a conversion price of $5.563 per share or to transfer the note to a third party. At any time after June 2002, 3Dlabs has the option to require the noteholder to convert all or a portion of the outstanding unpaid principal balance under the note plus interest, so long as the weighted average closing share price of 3Dlabs’ common stock is equal to or greater than the conversion price of $5.563 for twenty trading days prior to the conversion date. In August 2002, after the closing of the acquisition of 3Dlabs by Creative, 3Dlabs, the noteholder and Creative entered into an amendment of the convertible subordinated note agreement and convertible subordinated note to allow the outstanding unpaid principal balance under the note plus interest to be convertible into ordinary shares of Creative, at the conversion price equal to $18.05. To-date, no conversion has been made. 3Dlabs may prepay the outstanding unpaid principal balance plus interest due upon thirty days’ prior written notice to the noteholder.

The following table presents the payments due by period for the long term debt and capital lease obligations as of June 30, 2003:

	Payments Due by Period (US$’000)
Debt Obligations	Total	Less than 1 year	1 to 3 years	4 to 5 years	After 5 years
Long Term Debt	$29,091	$3,423	$6,845	$6,845	$11,978
Convertible Note	8,764	—	8,764	—	—
Capital Lease Obligations	3,433	1,949	1,439	45	—

Total Debt Obligations	$41,288	$5,372	$17,048	$6,890	$11,978

Creative has various other credit facilities relating to overdrafts, letters of credit, bank guarantees and short term loans with several banks totaling approximately $92.5 million at June 30, 2003. Within these credit facilities, sub-limits have been set on how Creative may utilize the overall credit facilities. At June 30, 2003, $3.0 million in letters of credit and $1.6 million in bank guarantees were drawn under these facilities. Facilities under letters of credit and bank guarantees bear interest at approximately the banks’ prime rates, and for interest rates on overdraft and short term loan facilities, please see above comments.

NOTE 12—MINORITY INTEREST

In May 2000, a wholly owned subsidiary issued 5.0 million convertible preference shares at $4.50 per share, resulting in net proceeds to the subsidiary of $22.5 million. In November 2001, Creative entered into agreements with the holders of these 5.0 million convertible preference shares to repurchase all such shares for $10.0 million cash. The repurchase was completed during the quarter ended March 31, 2002 and the excess of carrying value over the repurchase price paid of $11.8 million was credited to additional paid in capital.

In July 2002, CTC declared dividends of approximately $4 million to its shareholders, namely Creative and Bukit Frontiers Pte Ltd (“BFPL”), a company owned by Creative’s Chairman and CEO, Sim Wong Hoo. Creative and BFPL received a net dividend of approximately $2 million each.

In accordance with the joint venture agreement with BFPL as approved by Creative’s shareholders, in July 2002, Creative acquired from BFPL the remaining 50% interest that it did not currently own in its building located in the International Business Park in Singapore. The consideration payable by Creative for the 50% interest in CTC amounted to approximately $4 million. Additionally, Creative repaid the outstanding building-related loans of $7.1 million to BFPL. The financial consideration for the purchase of CTC shares was set at CTC’s audited net asset valued at July 4, 2002, based on the value of the building as determined by an independent property appraiser. The acquisition was accounted for by the purchase method. The payment was allocated to land and buildings, deferred tax liability and against minority interest.

NOTE 13—OTHER CHARGES

In fiscal 2002, Creative wrote off $26.1 million of in-process technology arising from the acquisition of 3Dlabs (see Note 16).

In fiscal 2001, Creative recorded restructuring and other charges of $22.8 million included in operating expenses and an inventory charge of $8.2 million to cost of goods sold. The $8.2 million inventory charge primarily related to digital video recorders and certain graphic cards written down to their estimated sales values. The $22.8 million restructuring and other charges comprised $5.1 million in employee separation costs, $3.3 million in facility exit costs, fixed asset impairment write-downs of $3.2 million and write-off of other assets acquired from Aureal amounting to $11.2 million.

Employee separation costs represented the costs of involuntary severance benefits for approximately 400 positions. As of June 30, 2002, all the affected employees had separated from the Company and all payments were made. Facility exit costs primarily include lease termination and unutilized capacity costs. At June 30, 2003, there is no accrual for employee separation costs and accrual for exit costs of $0.4 million were included in accrued liabilities in the consolidated balance sheet. During fiscal 2003, an adjustment for over accrual of facility exit costs of $0.2 million was reversed to the selling, general and administrative expenses.

Fixed asset impairment write-downs of $3.2 million and write-off of other assets acquired from Aureal of $11.2 million in fiscal 2001 are attributed to manufacturing and other equipment associated with the facilities being closed as well as certain other intangible assets which have been impaired as a result of recent changes in market conditions.

NOTE 14—LITIGATION

During the course of its normal business operations, Creative and its subsidiaries are involved from time to time in a variety of intellectual property and other disputes, including claims against Creative alleging copyright infringement, patent infringement, contract claims, employment claims and business torts. A lawsuit by a purported class of 3Dlabs shareholders against Creative and 3Dlabs has been dismissed in defendants’ favor and is no longer pending. Ongoing disputes exist with, among other entities, the Lemelson Foundation (an action involving patent claims by Lemelson against over 500 entities, including Creative, which action has been stayed pending resolution of issues in third party litigation) and Extreme Audio Reality, Inc. (a patent infringement suit). Creative is subject to two actions alleging violations of California Business and Professions Code Section 17200 by representative purchasers of Audigy sound cards (an action for false advertising and unfair competition based on allegations that Creative’s packaging and advertising falsely represent the Audigy sound card’s audio processing capabilities) and purchasers of Nomad MuVo (an action alleging false advertising and unfair competition in connection with the available storage capacity contained in the flash memory MP3 players). Creative also from time to time receives licensing inquiries and/or threats of potential future patent claims from a variety of entities, including Lucent Technologies and Dyancore Holdings.

Creative believes it has valid defenses to the various claims asserted against it, and intends to defend the actions vigorously. However, should any of these claimants prevail in their suits or claims, Creative does not expect there to be any consequent material adverse effect on its financial position, cash flow or results of operations.

NOTE 15—INVESTMENTS

Due to a continued downturn in global equity markets, Creative experienced a decline in its investment portfolio in fiscal 2003 and 2002, resulting in net investment losses of $6.0 million and $45.4 million, respectively. Net investment losses of $6.0 million in fiscal 2003 include permanent write-downs of quoted and unquoted investments by $13.6 million and net gains from quoted investments of $7.6 million. Included in the results of operations for fiscal 2002 were permanent write-downs of quoted and unquoted investments by $49.3 million and net gains from quoted investments of $3.9 million.

NOTE 16—BUSINESS COMBINATION

In May 2002, Creative completed the acquisition of 3Dlabs, a graphics vendor, supplying graphics accelerator solutions for professionals in Computer Aided Design (“CAD”), Digital Content Creation (“DCC”), and visual simulation markets. Creative believes that the acquisition will provide Creative a significant competitive advantage in the graphics space and allow Creative to re-emphasize graphics products.

To acquire the remaining outstanding capital stock of 3Dlabs, Creative paid approximately $37.0 million in cash, issued approximately 6.3 million shares of Creative’s ordinary shares valued at approximately $71.7 million at the time of the closing, and assumed 3Dlabs’ outstanding options exercisable into approximately 1.6 million shares of Creative ordinary shares valued at approximately $12.0 million at the time of the closing. As a result of the acquisition, Creative also assumed 3Dlabs net liabilities of $21.1 million. In addition, Creative incurred approximately $1.3 million in transaction fees, including legal, valuation and accounting fees. The ordinary shares issued were valued in accordance with EITF Issue No. 99-12, “Determination of the Measurement Date for the Market Price of Acquirer Securities Issued in a Purchase Business Combination,” using the average for the Creative closing prices ordinary shares during the two days before and two days after (and including) the day on which the total number of Creative shares issuable to holders of 3Dlabs common shares were fixed and determinable. The assumed stock options were valued using the Black-Scholes valuation model, with a volatility rate of 60%, a risk-free interest rate of 2.20% to 4.93%, expected dividend yield of 2.5%, and an estimated vest term of 0.01 years after vest date.

Of the total assumed stock options of 3Dlabs, approximately 1.3 million stock options with an intrinsic value of $7.0 million were unvested. In accordance with FIN 44, “Accounting for Certain Transactions Involving Stock Compensation,” these unvested options were accounted for as deferred stock-based compensation and are being recognized as compensation expense over their related vesting periods. Total stock-based compensation expense with respect to the unvested options totaled $0.3 million in fiscal 2002.

Creative accounted for the acquisition using the purchase method of accounting and has included the results of 3Dlabs from the acquisition date of May 15, 2002. The allocation of the purchase price to in-process technology and identifiable intangible assets acquired was based on independent appraisals. The income approach, which includes an analysis of the markets, cash flows and risks associated with achieving such cash flows, was the primary technique utilized in valuing the existing technology, in-process technology and non-competition agreements. The estimated net free cash flows generated by the existing technology, in-process technology and non-competition agreements were discounted at rates ranging from 16% to 40%. In estimating the fair value of the patents/core technology and trade name/trademarks, royalty savings approach was used, whereby the value of an asset was estimated by capitalizing the royalties saved, with discount rates ranging from 18% to 28%.

The following table summarizes the estimated fair values of the tangible assets acquired and the liabilities assumed at the date of acquisition (in US$’000):

Cash	$11,285
Other current assets	13,899
Property and equipment	10,717

Total assets acquired	$35,901

Total liabilities assumed	(56,963)

Net liabilities assumed	$(21,062)

The following table summarizes the allocation of the purchase price to the tangible and identifiable intangible assets acquired and liabilities assumed (in US$’000):

Net liabilities assumed	$(21,062)
Goodwill	91,976
Acquired in-process technologies	26,080
Other intangible assets consisting of:

Existing technology	7,580
Patent/core technology	6,910
Non-competition agreement	620
Trade name/trademarks	4,160

Total purchase price excluding deferred share compensation	$116,264
Total deferred share compensation	7,053

Total purchase price including deferred share compensation	$123,317

The intangible assets are being amortized over their respective benefit periods, which range from one to six years. In accordance with SFAS 142, “Goodwill and Other Intangible Assets,” Creative will assess goodwill for impairment at least annually.

In accordance with the prevailing accounting standards, the amount of $26.1 million allocated to acquired in-process technology was written off as other charges in fiscal 2002. It is reasonably possible that the development of this technology could fail because of either prohibitive cost, inability to perform the required efforts to complete the technology or other factors outside of Creative’s control such as a change in the market for the resulting developed products. In addition, at such time that the project is completed it is reasonably possible that the completed products do not receive market acceptance or that Creative is unable to produce and market the product cost effectively.

The following unaudited pro forma information has been prepared assuming that the above acquisitions had taken place at the beginning of the earliest periods presented. The amount of the aggregate purchase price allocated to in-process technology has been excluded from the pro forma information as it is a non-recurring item. The pro forma financial information is not necessarily indicative of the combined results that would have occurred had the acquisitions taken place at the beginning of the earliest period, nor is it necessarily indicative of results that may occur in the future.

In US$’000	Unaudited Pro Forma for the years ended June 30
	2002	2001
Sales, net	$859,096	$1,317,147
Net loss	(31,778)	(160,611)

Basic loss per share	(0.43)	(2.03)
Diluted loss per share	(0.43)	(2.03)

NOTE 17—SEGMENT REPORTING:

Creative operates primarily in one industry segment and provides advanced multimedia solutions for personal computers and personal digital entertainment products. Creative has manufacturing plants in Singapore, Malaysia and China with the European distribution center located in Dublin, Ireland and the Americas distribution center located in Milpitas, California. Creative focuses its worldwide sales and marketing efforts predominantly through sales offices in North America, Europe and the Asia Pacific region.

The following is a summary of operations by geographical regions (in US$’000):

	Years ended June 30
	2003	2002	2001
External net sales:
Asia Pacific	$95,711	$141,966	$227,146
The Americas	343,946	390,861	596,295
Europe	262,112	273,078	402,627

Consolidated	$701,769	$805,905	$1,226,068

	Years ended June 30
	2003	2002	2001
Operating income (loss):
Asia Pacific	$25,353	$11,126	$26,913
The Americas	(10,744)	(5,290)	(18,954)
Europe	12,594	22,237	16,620

Consolidated	$27,203	$28,073	$24,579

	As of June 30
	2003	2002
Identifiable assets:
Asia Pacific	$496,646	$468,227
The Americas	89,683	122,651
Europe	60,514	75,500

Consolidated	646,843	666,378

Long-lived assets are based on the physical location of the assets at the end of each of the fiscal years. Goodwill of $92.0 million as of June 30, 2003 and 2002 was allocated to Asia Pacific region. Geographic revenue information for the three years ended June 30, 2003 is based on the location of the selling entity.

	As of June 30
	2003	2002
Identifiable assets:
Singapore	$289,248	$233,316
United States of America	89,683	122,651
Ireland	52,382	61,268
Rest of World	215,530	249,143

Consolidated	$646,843	$666,378

	Years ended June 30
	2003	2002	2001
Revenue by geographic region:
Singapore	$58,418	$89,458	$149,228
United States of America	343,946	390,861	596,295
Ireland	260,964	272,824	402,627
Rest of the world	38,441	52,762	77,918

Consolidated	$701,769	$805,905	$1,226,068

Major customers: In fiscal 2003, 2002 and 2001, no customer accounted for more than 10% of net revenues. As of June 30, 2003 and 2001, two and one customer(s) respectively accounted for more than 10% of net accounts receivable and as of June 30, 2002, no customer accounted for more than 10% of net accounts receivable.

EXHIBIT B: SUPPLEMENT SCHEDULES

REPORT OF INDEPENDENT ACCOUNTANTS ON

FINANCIAL STATEMENT SCHEDULE

To the Board of Directors of

Creative Technology Ltd.

Our audits of the consolidated financial statements referred to in our report dated August 5, 2003, appearing on page F-1 of this Annual Report on Form 20-F included an audit of the Financial Statement Schedule listed in Item 19(b) of this Form 20-F. In our opinion, this Financial Statement Schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

PricewaterhouseCoopers

Singapore.

August 5, 2003

SCHEDULE II

CREATIVE TECHNOLOGY LTD.

ALLOWANCE FOR DOUBTFUL ACCOUNTS AND SALES RETURNS

(In US$’000)

	Years ended June 30,
	2003	2002	2001
Balance at beginning of period	$22,159	$25,221	$37,197

Additions charged to consolidated statement of operations	11,102	11,579	20,845

Deductions from allowance	(14,844)	(15,880)	(32,821)

Acquisition of subsidiary	—	1,239	—

Balance at end of period	$18,417	$22,159	$25,221

EXHIBIT C: EXHIBITS

EXHIBT INDEX

Exhibit Number	Description

1.1	Memorandum and Articles of Association of Creative incorporated by reference to Exhibit 4.1 of Creative’s Registration Statement on Form F-3 (Registration No. 333-13084) as filed with the SEC on January 22, 2001.

4.1	Term Loan Agreement between Creative Technology Centre Pte Ltd and United Overseas Bank Limited dated November 21, 2002.

8	List of significant subsidiaries

12.1	Certification Pursuant to Rule 13a-14(a)/15d-14(a)

12.2	Certification Pursuant to Rule 13a-14(a)/15d-14(a)

13.1	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

23.1	Consent of PricewaterhouseCoopers, Independent Accountants