Form 20-F
period 2004-06-30
CREATIVE TECHNOLOGY LTD
filed 2004-10-15
CIK 888295

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2004

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

Ordinary Shares (par value Singapore $0.25) of Registrant outstanding at June 30, 2004: 81,369,048

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

Exhibit index located on page 53

Creative, the Creative logo, and the Creative products referred to herein are either the trademarks or the registered trademarks of Creative. All other trademarks are property of their respective owners.

SAFE HARBOR STATEMENTS UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

Except for the historical information contained herein, the matters set forth herein are forward-looking statements within the meaning of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties that could cause Creative’s actual results to differ materially. Such risks and uncertainties include: Creative’s ability to timely develop new products that gain market acceptance and to manage frequent product transitions; competitive pressures in the marketplace; Creative’s ability to successfully integrate acquisitions; potential fluctuations in quarterly results due to the seasonality of Creative’s business and the difficulty of projecting such fluctuations; possible disruption in commercial activities caused by factors outside of Creative’s control, such as terrorism, armed conflict and labor disputes; a reduction in demand for computer systems, peripherals and related consumer products as a result of poor economic conditions, social and political turmoil and major health concerns; the proliferation of sound functionality in new products from competitors at the application software, chip and operating system levels; a deterioration of global equity markets; exposure to excess and obsolete inventory; Creative’s reliance on sole or limited sources for many of its chips and other key components; component shortages which may impact Creative’s ability to meet customer demand; Creative’s ability to protect its proprietary rights; a reduction or cancellation of sales orders for Creative products; accelerated declines in the average selling prices of Creative’s products; Creative’s ability to successfully manage its expanding operations; the vulnerability of certain markets to current and future currency fluctuations; the effects of restricted fuel availability, rising costs of fuel or higher shipping costs; fluctuations in the value and liquidity of Creative’s investee companies; and the potential decrease in the trading volume and value of Creative’s Ordinary Shares as a result of Creative’s intended delisting from NASDAQ and elimination of its U.S. public reporting obligations. For further information regarding the risks and uncertainties associated with Creative’s business, please refer to its filings with the SEC, including elsewhere in this Annual Report filed on Form 20-F. Creative undertakes no obligation to update any forward-looking statement to conform the statement to actual results or changes in Creative’s expectations.

PART I

ITEM 1: IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2: OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3: KEY INFORMATION

SELECTED CONSOLIDATED FINANCIAL DATA

The following table contains selected data from Creative’s Consolidated Statements of Operations for the five years ended June 30, 2004. The data for the three years ended June 30, 2004 is derived from and should be read in conjunction with, the consolidated financial statements and related notes thereto included elsewhere in this Annual Report. The data for the two years ended June 30, 2001 are derived from the audited financial statement which are not included in this annual report.

CONSOLIDATED STATEMENTS OF OPERATIONS DATA

(US$’000, EXCEPT PER SHARE DATA):

	For the years ended June 30
	2004	2003	2002(1)	2001	2000
Sales, net (2)	$814,853	$701,769	$805,905	$1,226,068	$1,342,192
Cost of goods sold	533,513	452,952	543,382	894,236	947,157

Gross profit	281,340	248,817	262,523	331,832	395,035

Operating expenses
Selling, general and administrative (2)	167,588	162,839	170,122	230,417	252,321
Research and development	69,504	58,775	38,248	54,022	60,428
Other charges (3)	—	—	26,080	22,814	20,000

Operating income	44,248	27,203	28,073	24,579	62,286

Gain (loss) from investments, net	72,602	(6,049)	(45,414)	(148,490)	103,443
Interest income and other, net	9,276	4,864	5,155	2,416	5,287

Income (loss) before income taxes and minority interest	126,126	26,018	(12,186)	(121,495)	171,016

Provision for income taxes (4)	8,539	(2,720)	(5,698)	(8,409)	(9,472)
Minority interest in (income) loss	(418)	79	(1,843)	(469)	(532)

Net income (loss)	$134,247	$23,377	$(19,727)	$(130,373)	$161,012

Basic earnings (loss) per share	$1.66	$0.30	$(0.27)	$(1.65)	$1.96

Weighted average ordinary shares outstanding (‘000)	80,654	79,202	73,182	79,049	82,028

Diluted earnings (loss) per share	$1.61	$0.29	$(0.27)	$(1.65)	$1.86

Weighted average ordinary shares and equivalents outstanding (‘000)	83,630	80,851	73,182	79,049	86,612

CONSOLIDATED BALANCE SHEET DATA (US$’000):

	As of June 30
	2004	2003	2002 (1)	2001	2000
Cash and cash equivalents	$211,077	$232,053	$166,917	$168,157	$285,757
Working capital	297,502	209,389	165,945	203,180	331,414
Total assets	940,848	646,843	666,378	673,980	1,176,459
Long-term debt, net of current maturities	35,614	39,027	16,782	22,560	27,051
Shareholders’ equity	691,497	428,837	423,952	381,886	778,638

Notes:

(1)	Financial data for fiscal 2002 includes the results of 3Dlabs Inc., Ltd (“3Dlabs”), see Note 17 of “Notes to Consolidated Financial Statements,” acquired during fiscal 2002, from the date the acquisition was completed.

(2)	In fiscal 2002, Creative adopted Emerging Issues Task Force (“EITF”) Issue No. 01-9, “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products).” As a result, certain consideration paid to distributors and resellers of its products has been reclassified as a revenue offset rather than as selling, general and administrative expense. Prior years’ financial statements have been reclassified to conform to this presentation.

(3)	Included in the results of operations are other charges of: $26.1 million in fiscal 2002 for write-off of in-process technology arising from the acquisition of 3Dlabs, see Note 17 of “Notes to Consolidated Financial Statements;” $22.8 million in fiscal 2001 which comprised $8.4 million restructuring charges, $3.2 million fixed assets impairment write-downs and $11.2 million write-off of other assets acquired from Aureal Semiconductor, Inc. (“Aureal”), and in fiscal 2000, the $20.0 million charge relates to the settlement of all outstanding litigation claims between Aureal and Creative.

(4)	As described in Note 10 of “Notes to Consolidated Financial Statements,” Creative was granted a Pioneer Certificate in 1990 under which income classified as pioneer status income is exempt from tax in Singapore, subject to certain conditions. The Pioneer Certificate expired in March 2000. Such status had the effect of reducing Creative’s provision for income taxes by approximately $15.4 million or $0.18 per share for fiscal 2000. The corporate income tax rate in Singapore, which would otherwise be applicable, would have been 25.5%.

Creative was granted a new Pioneer Certificate under the International Headquarters Award that will expire in March 2010. Under the new Pioneer Certificate, profits arising from qualifying activities will be exempted from income tax in Singapore, subject to certain conditions. As a result of obtaining the new Pioneer Certificate, fiscal 2004 tax write-back includes a $12.3 million reversal of income taxes. The reversal was related to corporate taxes provided for in full for profits arising from qualifying activities from the commencement date of the new Pioneer Certificate until the second quarter of fiscal 2004, based on the standard tax rates of 24.5% for fiscal 2001 and 22% for fiscal 2002 and 2003 and 20% for fiscal 2004. These standard corporate income tax rates continue to be applicable to profits arising from activities excluded from the new Pioneer Certificate. See Operating and Financial Review and Prospects for further discussion.

DIVIDENDS

At the Annual General Meeting held on November 26, 2003, Creative’s shareholders approved an ordinary dividend of $0.25 for each outstanding ordinary share of Creative for the fiscal year ending June 30, 2004. Dividends of $20.2 million were paid on December 23, 2003 to all shareholders of record as of December 10, 2003. Creative paid an ordinary dividend of $0.25 in fiscal 2003 and 2002, amounting to $19.8 million and $18.0 million, respectively.

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

The following table sets forth, for the periods indicated, certain information concerning the currency exchange rate as expressed in US dollars per Singapore dollar as certified for customs purposes by the Federal Reserve Bank of New York:

Fiscal years ended June 30,	At period-end	Average	High	Low
2000	0.5789	0.5888	0.6048	0.5757
2001	0.5487	0.5667	0.5837	0.5478
2002	0.5663	0.5523	0.5663	0.5564
2003	0.5679	0.5697	0.5822	0.5545
2004	0.5804	0.5819	0.5997	0.5666

Monthly highs and lows for most recent six-month period are:

Months	Highs	Lows
April	0.5997	0.5865
May	0.5934	0.5787
June	0.5871	0.5804
July	0.5897	0.5783
August	0.5854	0.5802
September	0.5936	0.5860

On October 1, 2004, each Singapore dollar equaled 0.5948 US dollars, as certified for customs purposes by the Federal Reserve Bank of New York.

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

Creative faces a high level of competition in each of its product markets

Creative faces intense competition from a large number of established companies and emerging companies in the personal digital entertainment, PC audio, graphics, communications, speakers and semiconductor markets and expects competition to continue to intensify as these markets evolve. The industries in which Creative competes are characterized by frequent product introductions, short product lifecycles, aggressive pricing practices, downward pressure on gross margins and steady improvements in product price/performance characteristics. Many of Creative’s current and potential competitors have substantially greater financial, manufacturing, marketing, distribution and other resources. Some of Creative’s competitors may also have greater name recognition and market presence, longer operating histories, greater market power and product depth, lower cost structures and larger customer bases.

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

Creative’s operating results fluctuate due to seasonal buying patterns and other factors and are not indicative of future performance

Creative’s operating results have been in the past, and will continue to be, subject to quarterly and annual fluctuations as a result of a number of factors. These factors include:

•	the seasonal buying patterns of Creative’s customers, which typically result in higher demand for Creative products in the second half of the calendar year compared to in the first half of the year;

•	the volume and timing of significant orders;

•	the timing of new product introductions by Creative and its competitors;

•	Creative’s ability to maintain appropriate inventory levels and purchase commitments;

•	variations in product costs, mix of products sold and average selling prices of products;

•	manufacturing lead times;

•	fluctuations in Creative’s gross margins;

•	fluctuations in spending on sales and marketing activities; and

•	general economic and other conditions, especially conditions that affect consumer demand for personal computers and products used with personal computers.

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

Creative depends upon outside vendors and has limited supply sources for certain components of its most successful products

Creative’s sales are principally derived from its personal digital entertainment products, audio products, speaker products, graphics and video products and communication products. Creative purchases several components for these products from third party vendors, some of whom are the sole sources for these components. Creative has experienced delays and shortages in the delivery of these components, including flash memory chips and hard disk drives, in the past and may experience them again in the future. If Creative’s vendors do not allocate a sufficient supply of high-quality components to meet Creative’s needs, Creative may be required to procure these components at a higher cost from alternative suppliers. Creative may also be forced to alter product designs to accommodate the alternative components, which may cause significant delays in the manufacturing process. In the event any delay or shortage occurs, Creative’s operations could be adversely impacted by reducing Creative’s ability to distribute its products to distributors and to meet customer demand.

A substantial proportion of Creative’s overall sales are derived from a few product categories

A limited number of Creative’s product categories account for a substantial portion of Creative’s overall sales. Creative’s sales of personal digital entertainment products represented approximately 33% of sales in 2004, 18% of sales in 2003 and 9% of sales in 2002. Sales of audio products represented approximately 25% of sales in 2004, 33% of sales in 2003 and 44% of sales in 2002. Since the acquisition of Cambridge SoundWorks in December 1997, sales of multimedia speakers have gradually increased and represented approximately 23% of sales in 2003 and 2004 and 21% of sales in 2002. Sales of graphics and video products represented approximately 8% of sales in 2004, 12% of sales in 2003 and 6% of sales in 2002. Creative’s past and current profitability has resulted largely from sales of products from these categories.

Sales of personal digital entertainment products have comprised an increasing portion of Creative’s overall sales. The personal digital entertainment market is evolving rapidly and competition is particularly intense. In addition, some of Creative’s competitors in the semiconductor industry are integrating basic audio capabilities into their products for inclusion in new personal computers. The integration of audio capabilities into the central processing units, motherboards and/or operating systems of these products has adversely impacted and may continue to adversely impact Creative’s ability to sell audio products, including its sound cards.

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

Creative is subject to risks associated with substantial international operations

Sales outside the United States accounted for 53% of Creative’s net sales in fiscal 2004. In addition, a substantial number of Creative’s products are manufactured, assembled and tested by third parties in Asia. As a result, Creative is subject to a number of risks of conducting business outside of the United States, any of which could have a material adverse impact on its results of operations, including:

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

Creative may be adversely affected by general economic conditions, political and economic uncertainty in various countries and other factors outside of its control

Sales of consumer electronics and PCs have historically been dependent upon discretionary spending by consumers and Creative’s operating performance depends significantly on general global economic conditions and growth of the consumer electronics and PC markets. For much the past several years, demand for consumer electronics, including Creative’s products, has been negatively impacted by worsening global economic conditions and a slowdown in the growth of the PC market. A slowdown in the global economy and the consumer electronics and PC markets coupled with a poor economic outlook, political and social turmoil in the near future may cause consumers to defer decisions to purchase Creative products.

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

To remain competitive, Creative must be able to maintain substantial capital which Creative may be unable to do in the future

In order to compete, Creative believes that it will need to have substantial capital in order to maintain the flexibility to take advantage of opportunities as they arise and to fund Creative’s current sales levels. Creative believes that at the current level of operations, its existing resources, including existing cash and cash equivalents, existing credit facilities and anticipated cash flows from operations, will be adequate to meet its projected working capital and other cash needs for at least the next twelve months. To the extent, however, that existing resources and anticipated cash flows are not adequate for its operational and other cash needs, Creative’s operating results and financial position could be adversely affected.

Creative may decide to obtain additional working capital to better position the company for growth in the personal digital entertainment market and other markets. In such event, Creative may engage in equity or debt financing to secure additional funds. If Creative raises additional funds through issuances of equity or convertible debt securities, its existing shareholders could suffer significant dilution, and any new equity securities issued by Creative could have superior rights to those of Creative’s ordinary shares. Any new debt financing secured by Creative in the future could involve restrictive covenants relating to Creative’s capital raising activities and other financial and operational matters, which may make it more difficult for Creative to obtain additional capital and to pursue business opportunities, including potential acquisitions. In addition, Creative may not be able to obtain additional financing on favorable or commercially acceptable terms. If Creative is unable to obtain adequate financing or financing on favorable or commercially acceptable terms, its ability to pursue new business opportunities and to respond to business challenges could be limited.

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

Although during fiscal year 2004, 2003 and 2002, none of Creative’s customers accounted for more than 10% of Creative’s total worldwide sales, a reduction or delay in orders from a group of Creative’s key distributors and customers could have an adverse effect upon Creative’s operating results and financial position. As of June 30, 2004 and 2003, two customers accounted for more than 10% of net accounts receivable and as of June 30, 2002, no customer accounted for more than 10% of net accounts receivable.

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

Because Creative must acquire components and build products based on forecasted demand, it faces substantial inventory risk

Creative must order components and build inventory in advance of customer orders for products. Because demand for the Company’s products is affected by a number of factors, including market acceptance of its products, competition and general economic conditions, there is a risk that Creative may forecast demand incorrectly and produce or order from third parties excess or insufficient inventories of particular products. Creative’s operating results and financial condition have been in the past and may in the future be materially adversely affected by the Company’s ability to manage its inventory levels and respond to short term shifts in customer demand.

Creative records a write-down for inventories of components and products that have become obsolete or are in excess of anticipated demand or net realizable value and accrues necessary reserves for cancellation fees of orders for inventories that have been cancelled. Although Creative believes that its inventory and related provisions are adequate, given the rapid and unpredictable pace of product obsolescence in the consumer electronics and PC industries, the Company may incur inventory and related charges in the future. Such charges have had, and may have, a material adverse effect on the Company’s results of operations and financial condition.

The Company’s success depends on its ability to attract and retain key personnel

Creative’s success depends to a significant extent upon a number of key employees and senior management. The loss of the service of one or more of these key employees, none of whom is bound by a written employment agreement, could have a material adverse effect on Creative. Creative believes that its future success will also depend in large part upon its ability to attract and retain highly skilled technical, managerial and marketing personnel. Competition for such personnel is intense. Creative may not be successful in attracting and retaining the personnel it requires.

Creative’s success depends on its ability to successfully manage its expanding operations

In fiscal 2004, Creative added headcount and expanded its operations around the world. The expansion of Creative’s operations is likely to place a significant strain on Creative’s managerial resources. Creative needs to implement additional operating, manufacturing and financial controls, improve coordination among engineering, manufacturing and finance functions, and hire additional personnel. As part of this process, Creative will need to install additional reporting and management information systems for production monitoring, inventory control and financial reporting. If Creative is unable to manage its expanding operations, Creative’s operating results and financial position could be adversely affected.

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

Rising fuel costs, limited fuel availability or higher shipping costs may increase Creative’s costs of doing business

Increases in fuel costs, limited fuel availability or higher shipping costs may adversely affect Creative’s business, including its gross margins. Creative’s products are often manufactured far from the final points of sale for these products. As a result, Creative’s shipping costs are impacted by an increase in fuel costs or limitations on fuel availability.

Creative is controlled by one founding shareholder

As of June 30, 2004, Mr. Sim Wong Hoo, one of Creative’s founders and its current Chief Executive Officer, beneficially owned approximately 31.9% of Creative’s outstanding ordinary shares. Because he is the largest shareholder, Mr. Sim may be able to influence the election of Creative’s directors, to determine the outcome of most corporate actions requiring shareholder approval and to control the management and affairs of Creative.

Creative is subject to anti-takeover provisions that could delay or prevent an acquisition and could adversely affect the price of Creative’s ordinary shares

The Securities and Futures Act (Chapter 289) of Singapore and the Singapore Code on Take-Overs and Mergers (“Code”) contain certain provisions that may discourage, delay, deter or prevent a future takeover or change in control of Creative. Except with the Securities Industry Council’s consent, the Code requires any person acquiring an interest in 30% or more of Creative’s voting rights, to extend a takeover offer to the holders of any class of share capital of Creative which carries votes. Such voting rights may be acquired either individually or by acting in concert with other parties, through a single transaction or a series of transactions over a period of time. The Code also requires such takeover offer to be made if a person holding between 30% and 50% of Creative’s voting rights, either individually or acting in concert with other parties, acquires an additional 1% of Creative’s voting rights in any six month period. In addition to such person, each of the principal members of the group of persons acting in concert with him may also have the obligation to extend such takeover offer.

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

If Creative is unable to suspend its U.S. public reporting obligations or spends a substantial amount of its cash reserves in an effort to do so, then its results of operations and financial condition will be harmed.

If Creative’s ordinary shares are held by fewer than 300 U.S. residents, including each U.S. resident that owns shares in the name of a broker, dealer, bank or nominee for such holder’s account, and if options to purchase ordinary shares are held by fewer than 300 U.S. residents, Creative will be able to suspend its U.S. public reporting obligations after completion of the fiscal year in which Creative is able to so reduce the number of holders of Creative’s ordinary shares and options to purchase ordinary shares.

If Creative is not successful in reducing the numbers of holders of its shares and options to the level required to suspend its U.S. public reporting obligations, then it will continue to incur the significant costs and administrative burden of maintaining dual primary listings in Singapore and the United States as well as the substantial costs associated with maintaining compliance with its U.S. public reporting obligations, all of which may have an adverse impact on Creative’s profitability and results of operations.

In particular, if Creative is unsuccessful at suspending its U.S. public reporting obligations, the effectiveness of the Securities and Exchange Commission’s rule requiring foreign private issuers, like Creative, to include a management’s report on internal control over financial reporting in their annual reports starting from their first fiscal year ending on or after July 15, 2005 will require significant management attention and the expenditure of significant additional resources. Creative cannot provide any assurance that it will be able to satisfy the requirements related to internal controls and that its auditors will be able to provide the required attestation report regarding management’s internal control report.

In addition, if Creative spends a substantial amount of its cash reserves to be in the position to cease its U.S. public reporting obligations, then its cash position will be adversely affected.

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

Important Events

In August 2003, SigmaTel, an equity-method investee of Creative, completed an initial public offering of its common stock in the United States. As a result of the initial public offering, Creative’s ownership percentage in SigmaTel was reduced. Even though Creative did not dispose of any of its shareholdings in the initial public offering, the dilution in Creative’s ownership percentage in SigmaTel was treated as a “deemed disposal” in accordance with US GAAP. In accordance with Staff Accounting Bulletin Topic 5H, “Accounting for Sales of Stock by a Subsidiary,” Creative recorded a non-cash gain of $23.1 million from this transaction, which represented the net increase in Creative’s share of the net assets of SigmaTel as a result of the initial public offering.

In February 2004, Creative disposed of 1.9 million shares of SigmaTel common stock in a follow-on public offering. Net proceeds from the disposal of these shares was $45.4 million and the net investment gain recognized in Creative’s results of operations in the quarter ended March 31, 2004 was $38.1 million. As a result of the disposal, Creative’s shareholdings in SigmaTel was reduced to below 20%, and as such, SigmaTel was no longer considered an equity-method investee company. The investment in SigmaTel was reclassified as available for sale investments in accordance with SFAS 115 “Accounting for Certain Investments in Debt and Equity Securities,” and carried at fair value with unrealized gains and losses recorded as a separate component of shareholders’ equity.

Principal Capital Expenditures

Creative’s capital expenditures for property, plant and equipment for the fiscal years ended June 30, 2004, 2003 and 2002 were $22.3 million, $21.2 million and $9.5 million, respectively. The principal areas of capital expenditures were machinery, computer hardware and software in fiscal 2004, land and buildings, research and development (“R&D”) equipment, machinery, computer hardware and software in fiscal 2003, R&D equipment, machinery and computer hardware in fiscal 2002.

Principal Equity Investments

Creative continually evaluates other companies, their technologies and product offerings and may make equity investments in, or establish strategic alliances with, those entities that may provide Creative with complementary products and technologies. During fiscal years 2004, 2003 and 2002, Creative made investments that totaled $11.7 million, $5.5 million and $9.2 million, respectively.

Net investment gain of $72.6 million in fiscal 2004 comprised $52.9 million gain from sales of investments, including a $38.1 million gain from the sale of shares of SigmaTel in a follow-on public offering, and a $23.1 million non-cash gain on a “deemed disposal” of interests in SigmaTel, offset by $3.4 million in permanent write-downs of unquoted investments. Net investment losses of $6.0 million in fiscal 2003 include permanent write-downs of quoted and unquoted investments by $13.6 million and net gains from quoted investments of $7.6 million. Fiscal 2002 net investment losses of $45.4 million comprised permanent write-downs of quoted and unquoted investments by $49.3 million and net gains from quoted investments of $3.9 million.

BUSINESS OVERVIEW

Creative is one of the leading providers of personal digital entertainment (PDE) products and products for personal computers. Creative products include digital media players and other products used in a wide array of solutions for PC entertainment, education, music, Internet applications and services and productivity tools markets. Creative markets its products to consumers and system integrators, with worldwide distribution through traditional marketing channels, original equipment manufacturers (“OEMs”) and the Internet under a variety of trademarks, including the “MuVo®”, “Zen” and “Blaster®” family names. Creative’s Sound Blaster® and EAX® technologies have been established as de facto standards for multimedia enhancements for the PC.

Creative’s current principal product offerings include:

•	Personal digital entertainment devices, including the Creative MuVo, MuVo[2] and Zen series of portable digital audio players, the Creative Zen Portable Media Center, which supports digital video and picture playback in addition to digital audio, and the Creative WebCam and Creative DC-CAM/ PC-CAM series of portable digital cameras.

•	Sound Blaster sound cards, including the Sound Blaster Audigy®2 and the Sound Blaster Wireless Music. The Sound Blaster Audigy 2 ZS Platinum Pro is the most advanced audio card offered by Creative.

•	PC speaker products sold under the Creative and Cambridge SoundWorks® brands, such as the Creative GigaWorks™ S750, Creative Inspire™ T7700, Creative I-Trigue™ L3500/L3450 and the portable Creative TravelSoundTM MP3.

•	Graphics accelerator cards, including 3Dlabs’ Wildcat series of graphics accelerators.

•	Communications products, including modems, Internet telephony and broadband Internet access solutions, such as DSL modems and bridging/routing devices.

•	Electronic musical instruments, data storage and other PC peripheral and software products.

Creative believes that its strengths in the PDE and PC market resulting from its “MuVo”, “MuVo2”, “Zen”, “Blaster” and other brand names, its extensive global distribution network, and its technology and manufacturing expertise, places it in a solid position to sell new and enhanced PDE, PC audio, speaker, and related products. Creative continues to invest in research and development activities to improve existing products and to introduce new products. It continually evaluates other companies’ technologies and product offerings and may make equity investments in, or establish strategic alliances with, those entities that can provide Creative with complementary products and technologies. To achieve low per unit costs and meet rapid time to market demands, Creative has developed in-house expertise in software and hardware development, industrial/mechanical design, chip design and high-volume manufacturing.

Creative’s Principal Products

Using proprietary technologies and industrial design expertise, Creative’s innovative hardware and applications enable consumers to experience high quality digital entertainment, especially in three core categories: PDE products, sound cards, and speakers. Creative’s product line includes a wide array of PDE products, such as the MuVo and Zen line of portable digital media players, DC-CAM/PC-CAM and WebCam digital cameras, and PC upgrades, such as Sound Blaster audio cards, high quality multi-channel speakers, and a mix of other products, including 3D graphics cards, modems, software, musical instruments, computer mice and keyboards.

Personal Digital Entertainment Products

Portable Digital Audio Players: Creative offers a broad array of products that cover the three popular storage categories for portable digital audio players: flash memory, one-inch microdrive and high-capacity hard drive.

Creative’s MuVo flash memory digital audio players are stylish, ultra-light, solid state digital audio players aimed at consumers with an active lifestyle. The MuVo line includes the MuVo NX, TX and TX FM range of products, which all feature high fidelity sound and a high-resolution backlit LCD display in a tiny form factor. The latest MuVo TX FM comes with a choice of 128MB, 256MB and 512MB capacities, a USB 2.0 flash drive, FM radio functionality and a built-in voice recorder. The Creative MuVo Slim was a notable addition to the flash memory line-up with a sleek and slim form and a choice of colors. The MuVo2 one-inch microdrive digital audio player is available in 1.5GB, 4GB and 5GB capacities. The MuVo2 5GB is offered in a variety of trendy colors. The Creative Zen Touch is the company’s flagship high-capacity digital audio player and was the first to be shipped with a 1.8 inch hard drive. The Zen Touch is currently offered in a 20GB capacity and its unique vertical scroll strip allows for fast, convenient searching of music files. The NOMAD Jukebox Zen Xtra comes with a 2.5 inch hard drive and a choice of 30GB, 40GB or 60GB capacities. The Creative Zen Portable Media Center was introduced in September 2004, and allows consumers to store and play back their favorite video clips, thousands of digital photos, as well as thousands of songs, and take all of them along with them wherever they go. It comes equipped with a 3.8 inch color LCD screen, a removable, rechargeable battery and 20GB capacity.

Digital Cameras: Creative’s premier digital camera is the Creative DC-CAM 3200Z, which features a high quality 3.2 MegaPixel CCD Sensor, 3x optical zoom, digital still image and video capture/playback capabilities and a host of other features. The affordable Creative PC-CAM 900 features a 2.1 MegaPixel CMOS Image Sensor (3.1 MegaPixel with interpolation) as well as the ability to operate as a webcam. Creative’s premier standalone webcam is the Creative WebCam NX Ultra, which features CCD technology for sharper images. Creative’s small, durable and stylish Creative WebCam Notebook is ideal for notebook users with its super compact size.

Audio Products

Creative continuously improves the technology and features of its PC audio offerings. The Sound Blaster Audigy 2 ZS offers 24-bit/192KHz audio, DVD-Audio support, 108 dB signal-to-noise ratio (“SNR”), Dolby Digital® EX and DTS-ES™ surround sound, EAX 4.0 ADVANCED HD™ and other advanced features. The Sound Blaster Audigy 2 NX is an external USB sound system that delivers superior 24-bit ADVANCED HD audio, cinematic 7.1 surround, and 24-bit DVD-Audio playback. The Sound Blaster Wireless Music is designed to play MP3 and WMA music collections stored on a PC over an existing 802.11b or 802.11g wireless network.

Speakers

To provide a complete audio solution for music, gaming and movie enthusiasts, Creative offers a complete range of high-quality subwoofer and satellite speaker systems for the PC. Current models include: Creative GigaWorks S750, Creative’s premier 7.1 speaker solution, which offers 700 Watts Total System Burst Power and titanium supertweeters; Creative Inspire T7700, a 7.1 speaker system with Creative Multi-Speaker System (CMSS®) technology; the stylish Creative I-Trigue L3500 and L3450 which incorporate a Lateral Firing Transducer, and two premium titanium micro drivers; and the portable Creative TravelSound MP3, which includes titanium drivers and an MP3 player in a tiny package.

Other Products

Graphic Accelerator Cards: Through its subsidiary, 3Dlabs, Creative offers graphics cards and graphics solutions for the high-end graphics market, including the 3Dlabs’ Wildcat series of graphics accelerators. The latest product is the 3Dlabs Wildcat Realizm.

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

Musical Instrument Products: E-mu Systems Inc. (“E-mu”), a Creative subsidiary, designs, manufactures and markets electronic musical instruments, computer controlled sound and multimedia solutions, professional digital sampling systems and digital sampling players under the E-mu brand name. The Creative Prodikeys™ DM is a synergistic music and PC keyboard which targets a broad base of music lovers from the novice to the professional musician. It combines an ergonomic QWERTY keyboard and 37 touch-sensitive MIDI keys with powerful, yet easy-to-use software.

Input Devices: Creative offers various models of optical mice, including wired and wireless optical mice, as well as a wireless keyboard.

Marketing, Sales, Customer Support And Backlog

Retail sales

Creative markets its products in more than 50 countries in the Americas, Europe and Asia through a worldwide network of wholly-owned subsidiaries, related and third-party distributors, and certain key retailers. The third party distributors and retailers are selected for their expertise in marketing and ability to place Creative’s products in the major retail channels. See Note 18 of “Notes to Consolidated Financial Statements” for information relating to foreign and domestic operations and export sales.

Creative’s sales, by geographical region, expressed as a percentage of total external sales are as follows:

	Fiscal years ended June 30,
	2004	2003	2002
The Americas	47%	49%	48%
Europe	38%	37%	34%
Asia Pacific	15%	14%	18%

Creative distributes its products in North America predominantly through Creative Labs and through other subsidiaries, including 3Dlabs, Broadxent and Cambridge SoundWorks. The distribution of products in Europe is carried out principally through Creative’s wholly-owned European distribution center in Dublin, Ireland, where manufacturing, distribution and customer support operations are conducted. In order to focus its products more directly on satisfying local market needs, and to enhance and support existing distribution arrangements, Creative also utilizes wholly-owned sales and marketing agencies in certain European countries including: the United Kingdom, France, Germany, Belgium, Netherlands, Spain, Denmark, Sweden, Italy, Poland and Portugal. In Asia, Creative distributes its products through its headquarters in Singapore and its subsidiaries and affiliated companies in Australia, China, Hong Kong, Japan, Malaysia and Taiwan.

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

OEM sales

Creative’s primary OEM focus has been to sell and support its family of sound cards, speakers and graphics cards to OEMs who incorporate its cards into their PCs and workstations and bundle its speakers. Creative products are either included as a part of a pre-configured feature in some OEM system configurations or offered as an upgrade option that the end customer can specify. Creative has broadened its OEM business to include sales of its PDE products to OEMs, including its MuVo line of flash based and Zen line of hard disk players. The OEMs can sell these PDE products either as a bundle with their systems or as stand-alone units. Creative’s current OEM customers include: Dell Inc., Gateway Inc., and Hewlett Packard.

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

Manufacturing

Central to Creative’s pricing strategy is its ability to manufacture high-quality, sophisticated products in commercial volumes at a relatively low cost at its facilities in Singapore, Malaysia and China, using modern surface mount technology assembly lines. To minimize component costs and to enable Creative to price its products competitively, Creative relies extensively on in-house research and development and strict control of the manufacturing process. In order to balance manufacturing capacity requirements, Creative also utilizes, and expects to continue to utilize, a number of subcontractors in Singapore, Malaysia and China. These subcontractors assemble speakers, personal digital entertainment products and provide board assembly functions during periods of peak demand. This flexibility between in-house and third party manufacturing allows Creative to lower its fixed manufacturing costs, thereby reducing per unit cost, while meeting rapid time-to-market demands.

Research And Development

Since its inception, Creative has maintained its research and development department (“R&D Department”) primarily at its Singapore headquarters. As part of its overall policy of developing a broad range of multimedia technologies for the consumer electronics and PC markets, Creative has made a number of strategic acquisitions, including 3Dlabs, Cambridge SoundWorks, Broadxent, E-mu, Ensoniq and Silicon Engineering Inc. The efforts of the R&D Department have been critical in Creative’s development of its products and resulted in several new products, including the Sound Blaster Audigy 2, which provides Dolby Digital EX quality surround sound and DVD-Audio support, PDE products, including the NOMAD Jukebox Zen and NOMAD MuVo line of digital audio players and the WebCam and PC-CAM line of portable digital cameras, and the new line of Inspire speakers, Cambridge SoundWorks MegaWorks and the portable Creative TravelSound MP3.

To remain competitive, Creative believes that it will need to continue to invest significant resources in research and development to enhance existing products and to develop new technologies and products. In fiscal 2004, 2003 and

2002, Creative spent $69.5 million, $58.8 million and $38.2 million, respectively, on research and development. Some of the technologies and products currently being developed by Creative include next generation audio products that incorporate high definition audio for the PC, multi-speaker surround sound, enhancements to the 24-bit Advanced HD and EAX Advanced HD standard, digital MP3 signal processing technologies, new PDE products including digital cameras and digital audio players, and a new line of digital speakers. One of Creative’s subsidiaries, Broadxent, continues to develop broadband Internet access solutions, such as DSL modems and bridging/routing devices. 3Dlabs, a Creative subsidiary, designs sophisticated programmable graphics processors that are among some of the most complex silicon devices in the industry. These chips are at the heart of 3Dlabs’ Wildcat family of professional workstation graphics accelerators which are used by designers and artists throughout the world. In developing new products, Creative strives to design technologies, products and processes that provide greater consumer functionality, ease of use, lower cost of production, and better performance. In addition to in-house research and development efforts, Creative continues to license and purchase relevant technologies in the normal course of its business.

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

Competition

Creative faces intense competition from both established companies and emerging companies in the personal digital entertainment, PC audio, speakers, graphics, communications, multimedia and semiconductor markets and expects competition to continue to intensify as these markets evolve. Many of Creative’s current and potential competitors have substantially greater financial, manufacturing, marketing, distribution and other resources. Some of Creative’s competitors may also have greater name recognition and market presence, longer operating histories, greater market power and product depth, lower cost structures and larger customer bases. Creative’s current competitors include:

•	for Creative’s personal digital entertainment products: 3-Com, Aiptek, Apple Computer, Archos Technology, Best Data Products, Canon, Casio, Digital Networks NA (through its Rio line of products), Digitalway, D-Link, Ezonics, I-Jam Multimedia, I/O Magic, Iomega, i-River, Kodak, Lexar, Logitech, Micro Innovations, Olympus, Panasonic, Philips, Polaroid, Thompson Consumer Electronics, Samsung, Sony, Veo and Virgin Pulse;

•	for Creative’s audio products, Sound Blaster boards and chipsets: Analog Devices, ESS Technology Inc., Guillemot International, Intel, NVIDIA Corporation, I/O Magic Corporation, M-Audio, Philips, Roland, SigmaTel, Terratec, Turtle Beach, Yamaha and VIA Technologies;

•	in the speaker market: Altec Lansing, Bose, Cyber Acoustics, General Electric, Harmon Multimedia/JBL, Jenson, Kinyo, Klipsch, Logitech/Labtec, Philips, Sony, Yamaha and several non-branded Chinese manufacturers;

•	in the workstation graphics market: ATI Technologies Inc., NVIDIA Corporation and PNY Technologies; and

•	in the communications market: ActionTec, Arescom, Best Data Products, Com21, Efficient, Linksys, Motorola, Scientific Atlantic, 3COM (US Robotics), Toshiba, Westell, Zoom Telephonics and Zyxel.

These competitors may be able to adapt more quickly to new technologies and changes in consumer preferences by introducing new products at competitive prices which may result in lost market share for Creative and may force Creative to lower prices on its products which may result in reduced margins for those products. These competitive pressures may also cause Creative’s potential customers to delay or defer their purchasing decisions in anticipation of potential new products, lower prices to come, or both. Creative may not be able to compete successfully in the future with its existing or potential competitors and intense competition could have a material adverse effect on Creative’s operating results. See Item 3 “Risk Factors” - Creative faces a high level of competition in each of its product markets.

Sources of Supply

Creative procures raw materials, parts and components to be used in the production of its products from various vendors around the world. While there are multiple sources of supply for many categories of parts and components, Creative has limited supply sources for certain components of its most successful products, such as flash memory chips and hard disk drives used in various PDE products. The inability of limited supply sources to provide Creative with sufficient quantities of components has in the past and may in the future affect Creative’s production and/or cost of goods sold. See Item 3 “Risk Factors” - Creative depends upon outside vendors and has limited supply sources for certain components of its most successful products.

Governmental Regulation

Creative is subject to various governmental regulations in countries in which it operates, including regulations relating to business/investment approvals, export regulations including those related to national security considerations, tariffs, antitrust, intellectual property, consumer and business taxation and exchange controls. In addition, Creative is subject to the rules and regulations of the Accounting and Corporate Regulatory Authority in Singapore and the rules and regulations of the Securities and Exchange Commission and the Nasdaq National Market in the United States. Creative is also subject to environmental, recycling and occupational health and safety regulations in the jurisdictions in which it operates, particularly those in which it has manufacturing, research, or similar operations.

ORGANIZATIONAL STRUCTURE

The following is a listing of the significant (direct/indirect) subsidiaries of Creative:

Name/Region of Principal Operations	Country of Incorporation	Ownership
United States of America:
Cambridge SoundWorks, Inc.	U.S.A.	100%
Creative Labs, Inc.	U.S.A.	100%
CL Direct, Inc.	U.S.A.	100%

Europe:
Creative Labs Ireland	Ireland	100%

Asia:
Broadxent Pte Ltd and subsidiary companies	Singapore	100%
Creative Future Computer Co. Ltd	China	100%
Creative Media Kabashiki Kaisha	Japan	70%
Creative Technology Centre Pte Ltd	Singapore	100%
Cubic Electronics Sdn Bhd	Malaysia	100%
Creative Labs Pty Ltd	Australia	100%
Creative Technology (Qingdao) Co. Ltd	China	100%

Others:
CTI Limited	Bermuda	100%
CTI II Limited	Bermuda	100%
3Dlabs Inc., Ltd and subsidiary companies	Bermuda	100%

PROPERTY, PLANTS AND EQUIPMENT

Creative’s headquarters, research and development, international sales and marketing, and engineering facilities are located in Singapore. Creative has manufacturing plants in Singapore, Malaysia and China.

The following is a description of Creative’s leased properties as of June 30, 2004:

Location	Description of Property	Area Sq. Ft.	Lease Expiration
Singapore	Land for corporate headquarters building	267,863	2024
Beijing, China	Office	46,807	2008
Shanghai, China	Office	21,160	2006
Stillwater, Oklahoma, USA	Office and warehouse	60,050	2005
Fremont, California, USA	Office and warehouse	177,005	2006
Scotts Valley, California, USA	Office, R&D center and warehouse	34,081	2005
Madison, Alabama, USA	Office	47,283	2006
Andover, Massachusetts, USA	Office and R&D center	26,053	2007
Westwood, Massachusetts, USA	Warehouse	108,000	2004

Creative also currently leases an aggregate of approximately 96,000 square feet of office space for smaller sales offices in Australia, Belgium, China, Denmark, France, Germany, Hong Kong, Italy, Japan, Poland, Portugal, Spain, Sweden, Taiwan, the United Kingdom, and the United States. In addition, Cambridge SoundWorks operates 23 retail stores with an aggregate of approximately 72,000 square feet in California, Connecticut, Massachusetts and New Hampshire. Leases for these smaller sales offices are subject to lease agreements expiring between 2004 to 2009.

Creative Technology Centre Pte. Ltd., a subsidiary of Creative, owns the 663,000 square foot corporate headquarters building on leased land in Singapore. This facility is being utilized for offices, research and development, production and warehousing. In addition, Creative also owns two office buildings in Milpitas, California that total approximately 88,000 square feet. Creative also has office, production and warehouse facilities of approximately 100,000 square feet in Dublin, Ireland, 672,000 square feet in Malaysia and 269,000 square feet in China. Creative owns approximately 5 acres of land for its facilities in Ireland, approximately 30 acres of land for its facilities in Malaysia and approximately 58 acres of land for its facilities in China.

Creative believes that all of its properties are in good condition and suitable for the purposes for which they are used.

ITEM 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

GENERAL

Operating and Financial Review and Prospects are based upon Creative’s Consolidated Condensed Financial Statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

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

Assessment of the probability of the outcome of current litigation; and

Accounting for income taxes.

REVENUE RECOGNITION

Revenue from product sales is recognised when persuasive evidence of an arrangement exists, title and risk of loss transferred, delivery has occurred, price is fixed or determinable, and collectibility is probable. Allowances are provided for estimated returns, discounts and warranties. Management analyzes historical returns, current economic trends and changes in customer demand and acceptance of its products when evaluating the adequacy of the sales returns allowance. Such allowances are adjusted periodically to reflect actual and anticipated experience. When recognizing revenue, Creative records estimated reductions to revenue for customer and distributor programs and incentive offerings, including price protection, promotions, other volume-based incentives and rebates. Significant management judgment and estimates must be used in connection with establishing these allowances in any accounting period. If market conditions were to change, Creative may take action when necessary to increase customer incentive offerings, possibly resulting in an incremental reduction of revenue at the time the incentive is offered.

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

ACCOUNTING FOR INCOME TAXES

In preparation of the financial statements, Creative estimates its income taxes for each of the jurisdictions in which it operates. This involves estimating the actual current tax exposure and assessing temporary differences resulting from differing treatment of items, such as reserves and accruals for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within Creative’s consolidated balance sheet. Significant management judgment is required in determining the provision for income taxes, deferred tax assets and liabilities and future taxable income for purposes of assessing the ability to realize any future benefit from its deferred tax assets. Valuation allowance is provided for Creative’s deferred tax assets as management believes substantial uncertainty exists regarding the realizability of these assets.

RESULTS OF OPERATIONS

The following table sets forth, for the periods indicated, selected statement of operations data as a percentage of sales:

	Years ended June 30
	2004	2003	2002
Sales, net	100%	100%	100%
Cost of goods sold	65	65	67

Gross profit	35	35	33

Operating expenses:
Selling, general and administrative	21	23	21
Research and development	8	8	5
Other charges	—	—	3

Operating income	6	4	4

Gain (loss) from investments, net	9	(1)	(6)
Interest income and other, net	1	1	1

Income (loss) before income taxes and minority interest	16	4	(1)

Provision for income taxes	1	(1)	(1)
Minority interest in (income) loss	—	—	—

Net income (loss)	17%	3%	(2)%

Creative’s net sales, by product category, for the past three fiscal years were as follows:

	Percentage of Net Sales for fiscal years ended June 30
	2004	2003	2002
Audio	25%	33%	44%
Speakers	23%	23%	21%
Personal Digital Entertainment	33%	18%	9%
Graphics & Video	8%	12%	6%
Communication	4%	6%	9%
Others	7%	8%	11%

YEAR ENDED JUNE 30, 2004 COMPARED TO YEAR ENDED JUNE 30, 2003

Net sales

Net sales for the year ended June 30, 2004 increased by 16% compared to the year ended June 30, 2003. The revenue increase was mainly attributable to Creative’s strategy of focusing on audio products, speakers and personal digital entertainment (“PDE”) products outside the personal computer (“PC”) box. Audio product sales (Sound Blaster audio cards and chipsets) declined by 14% compared to fiscal year 2003, and as a percentage of sales, represented 25% of sales in fiscal 2004 compared to 33% in fiscal 2003. Sales for high-end retail audio products such as the Audigy line of products were higher in fiscal 2004 compared to fiscal 2003. Overall audio sales in fiscal 2004 were lower compared to fiscal 2003 primarily due to a drop in sales through original equipment manufacturers (“OEM”), particularly sales of low-end audio products. Sales of speakers increased by 16% in fiscal 2004 compared to fiscal 2003 mainly due to strong demand for new models of high-end GigaWorks speakers, I-Trigue speakers and portable TravelSound speakers. As a percentage of sales, speakers remained at 23% of sales in fiscal 2004 compared to fiscal 2003. Sales of PDE products, which include digital audio players and digital cameras, increased by 115% compared to fiscal 2003 and comprised 33% of sales compared to 18% in fiscal 2003. In fiscal 2004, Creative launched a number of new digital audio players and expanded its existing MuVo family of flash players and Zen family of hard drive players which helped the company to strengthen its market share in digital audio players. The significant increase in PDE sales in fiscal 2004 was driven by strong demand for MuVo flash players, MuVo2 hard drive players and the Jukebox Zen. Sales of graphics products in fiscal 2004 decreased by 21% compared to fiscal 2003, and as a percentage of sales, decreased from 12% in fiscal 2003 to 8% in fiscal 2004. Sales of communication products decreased by 32% in fiscal 2004 compared to fiscal 2003, and as a percentage of sales, decreased from 6% in fiscal 2003 to 4% in fiscal 2004. Sales of communication products were higher in fiscal 2003 due to a major deal to supply broadband modems to a customer between March 2002 and September 2002. Sales of other products, which include mouse and keyboard products, music products, accessories and other miscellaneous items, increased by 17% in fiscal 2004 compared to fiscal 2003 but, as a percentage of sales, decreased from 8% in fiscal 2003 to 7% in fiscal 2004.

Gross profit

Gross profit in fiscal 2004 was 34.5% of sales compared to 35.5% in fiscal 2003. The decrease in gross profit was primarily attributable to the mix of products sold in fiscal 2004 with a higher percentage of sales coming from PDE products and a lower percentage of sales coming from audio products. However, Creative was able to maintain a relatively high level of gross margin primarily due to its focus on products outside the PC box.

Operating expenses

Selling, general and administrative (“SG&A”) expenses in fiscal 2004 increased marginally by 3% compared to fiscal 2003. The increase in SG&A expenses was mainly attributable to an increase in sales and marketing expenses, which were in line with the increase in net sales, and an increase in expenses related to the company’s European operations due to the strengthening of the Euro compared to the U.S. dollar during fiscal 2004. As a percentage of sales, SG&A expenses were 21% of sales compared to 23% of sales in fiscal 2003. Research and development (“R&D”) expenses increased by 18% primarily due to an increase in resources to develop new products. As a percentage of sales, R&D expenses remained at 8% of sales in fiscal 2004 compared to fiscal 2003.

Net investment gain (loss)

Net investment gain of $72.6 million in fiscal 2004 comprised a $52.9 million gain from sales of investments and a $23.1 million non-cash gain on a “deemed disposal” of interests in an associated company, SigmaTel, Inc (“SigmaTel”), offset by $3.4 million in permanent write-downs of unquoted investments. The “deemed disposal” of interests in SigmaTel resulted from SigmaTel’s initial public offering of common stock in the United States. As a result of SigmaTel’s initial public offering, Creative’s ownership percentage in the company was reduced even though Creative did not dispose any of its shareholdings during the initial public offering. This reduction was treated in accordance with U.S. GAAP as a “deemed disposal,” which represents the net increase in Creative’s share of the net assets of SigmaTel, as a result of the initial public offering. Net gain of $52.9 million from sales of investments includes a $38.1 million net gain from the sale of interests in SigmaTel (see Note 15 of “Notes to Consolidated Financial Statements”). Net investment loss of $6.0 million in fiscal 2003 included permanent write-downs of quoted and unquoted investments of $13.6 million offset partially by net gains from sale of quoted investments of $7.6 million.

Net interest and other income

Net interest and other income increased from $4.9 million in fiscal 2003 to $9.3 million in fiscal 2004. The increase was mainly due to higher net interest income, which increased from $1.1 million in fiscal 2003 to $3.6 million in fiscal 2004, and an increase in share of associated profits by $2.5 million to $0.3 million in fiscal 2004, compared to share of losses of $2.2 million in fiscal 2003. Exchange gain was reduced by $0.9 million to $4.5 million in fiscal 2004 compared to $5.4 million in fiscal 2003.

Provision for income taxes

Creative was granted a new Pioneer Certificate under the International Headquarters Award that will expire in March 2010. Under the new Pioneer Certificate, profits arising from qualifying activities will be exempted from income tax in Singapore, subject to certain conditions. As a result of obtaining the new Pioneer Certificate, fiscal 2004 tax write-back includes a $12.3 million reversal of income taxes. The reversal was related to corporate taxes provided for in full for profits arising from qualifying activities from the commencement date of the new Pioneer Certificate until the second quarter of fiscal 2004, based on the standard tax rates of 24.5% for fiscal 2001, 22% for fiscal 2002 and 2003, and 20% for fiscal 2004. These standard corporate income tax rates continue to be applicable to profits arising from activities excluded from the new Pioneer Certificate. Excluding the $12.3 million reversal of income taxes, Creative’s provision for income taxes for fiscal 2004 as a percentage of operating income was 8% compared to 10% in the prior fiscal year. The lower tax provision in fiscal 2004 was primarily due to changes in the mix of taxable income arising from various geographical regions and the new Pioneer Certificate granted to Creative.

YEAR ENDED JUNE 30, 2003 COMPARED TO YEAR ENDED JUNE 30, 2002

Net sales

Net sales for the year ended June 30, 2003 decreased by 12.9% compared to the year ended June 30, 2002. The lower net sales was mainly attributed to the difficult global economic climate where several major U.S. retailers have encountered slowing sales. Audio product sales for fiscal year 2003 decreased by 34% compared to fiscal year 2002, and as a percentage of total sales, decreased from 44% in fiscal 2002 to 33% in fiscal 2003. The decrease in audio product sales was primarily due to the decline in sales to the system integrator market and a drop off in sales of low-end audio products. Sales of speakers in fiscal 2003 decreased marginally by 4% compared to fiscal 2002, mainly due to reduced sales of non-multimedia speakers offset by higher demand for new models of multimedia speakers. Speakers represented 23% of sales in fiscal 2003 compared with 21% of sales in fiscal 2002. Sales of PDE products increased by 71% in fiscal 2003 compared to fiscal 2002 and represented 18% of sales in fiscal 2003 as compared to 9% of sales in fiscal 2002. The significant increase was driven by strong demand for the NOMAD MuVo and the introduction of the NOMAD Jukebox Zen in fiscal 2003. Sales of graphics and video products increased by 78% in fiscal 2003 compared to fiscal 2002 and represented 12% of sales in fiscal 2003 compared with 6% of sales in fiscal 2002. The significant increase in graphic card sales was primarily due to sales of graphic cards by 3Dlabs, which was acquired by Creative in May 2002. Sales of communication products decreased by 36.1% in fiscal 2003 compared to fiscal 2002 and represented 6% of sales in fiscal 2003 compared with 9% in fiscal 2002. Sales of other products, which include mouse and keyboard products, music products, accessories and other miscellaneous items, decreased by 45% in fiscal 2003 compared to fiscal 2002 and represented 8% of sales in fiscal 2003 compared to 11% of sales in the prior fiscal year. This decrease in other product sales was primarily due to a decrease in sales of multimedia upgrade kits, which is in line with Creative’s current business strategy of de-emphasizing lower margin products.

Gross profit

Gross profit in fiscal 2003 increased to 35% of net sales, compared to 33% in fiscal 2002. This improvement in gross profit was primarily a result of Creative’s business strategy of shifting away from low-margin and high-risk products and focusing on audio products, speakers and PDE products.

Operating expenses

SG&A expenses in fiscal 2003 declined by 4% compared to fiscal 2002. As a percentage of sales, SG&A expenses were 23% of sales for fiscal 2003 and 21% for fiscal 2002. Creative has been focusing on reducing its operating expenses, but the increase in SG&A expenses as a percentage of sales was primarily due to the addition of operating expenses incurred by 3Dlabs. SG&A expenses incurred by 3Dlabs include amortization of other intangible assets of $8.0 million in fiscal 2003 and $2.5 million in fiscal 2002. R&D expenses increased from 5% of sales in fiscal 2002 to 8% of sales in fiscal 2003, mainly due to the higher R&D expenses incurred by 3Dlabs which was acquired in May 2002.

Other charges of $26.1 million in fiscal 2002 relates to the write off of acquired in-process technology arising from the acquisition of 3Dlabs and represented 3% of sales in fiscal 2002. See Note 17 of “Notes to Consolidated Financial Statements.”

Net investment loss

Net investment loss of $6.0 million in fiscal year 2003 included permanent write-downs of quoted and unquoted investments of $13.6 million offset partially by net gains from sale of quoted investments of $7.6 million. The $45.4 million net investment loss in fiscal year 2002 comprised $49.3 million in write-downs of investments, offset partially by a $3.9 million net gain from sales of investments and marketable securities.

Net interest and other income

Net interest and other income decreased by $0.3 million to $4.8 million in fiscal 2003 compared to $5.1 million in the prior fiscal year. This decrease was primarily due to a reduction in interest income by $1.0 million resulting from lower interest rates, and an increase in share of associates’ losses by $1.0 million, offset partially by an increase in exchange gain of $1.5 million.

Provision for income taxes

Creative’s provision for income taxes for fiscal 2003 as a percentage of operating income was 10% compared to 20% in fiscal 2002. The higher tax provision in fiscal 2002 was primarily due to changes in the mix of taxable income arising from various geographical regions and other charges of $26.1 million in fiscal 2002 which Creative has considered it a non-tax deductible expense.

QUARTERLY RESULTS

The following is a summary of Creative’s unaudited quarterly results for the eight quarters ended June 30, 2004, together with the percentage of sales represented by such results. Consistent with the PC peripherals and digital entertainment market, demand for Creative’s products is generally stronger in the quarter ended December 31, compared to any other quarter of the fiscal year due to consumer buying patterns. In management’s opinion, the results detailed below have been prepared on a basis consistent with the audited financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information for the periods presented when read in conjunction with the financial statements and notes thereto contained elsewhere herein. Creative’s business is seasonal in nature and the quarterly results are not necessarily indicative of the results to be achieved in future quarters.

	Unaudited data for quarters ended (in US$’000 except per share data)
	Jun 30 2004	Mar 31 2004	Dec 31 2003	Sep 30 2003	Jun 30 2003	Mar 31 2003	Dec 31 2002	Sep 30 2002
Sales, net	$201,780	$201,835	$250,422	$160,816	$149,589	$160,617	$230,940	$160,623
Cost of goods sold	135,393	132,278	161,494	104,348	96,788	104,365	149,169	102,630

Gross profit	66,387	69,557	88,928	56,468	52,801	56,252	81,771	57,993

Operating expenses:
Selling, general and administrative	40,686	42,477	47,108	37,317	34,266	37,379	49,039	42,155
Research and development	18,940	18,926	16,800	14,838	15,583	14,646	13,279	15,267

Operating income	6,761	8,154	25,020	4,313	2,952	4,227	19,453	571

Net (loss) gain from investments	(224)	48,319	937	23,570	10	85	172	(6,316)
Interest income and other, net	788	1,515	5,259	1,714	1,972	886	1,199	807

Income (loss) before income taxes and minority interest	7,325	57,988	31,216	29,597	4,934	5,198	20,824	(4,938)
Provision for income taxes	(604)	(773)	10,433	(517)	(295)	(423)	(1,945)	(57)
Minority interest in (income) loss	(90)	(168)	(165)	5	(12)	73	—	18

Net income (loss)	$6,631	$57,047	$41,484	$29,085	$4,627	$4,848	$18,879	$(4,977)

Basic earnings (loss) per share	$0.08	$0.70	$0.52	$0.36	$0.06	$0.06	$0.24	$(0.06)

Weighted average ordinary shares outstanding (‘000)	81,236	80,955	80,522	79,902	79,527	79,377	79,026	78,877

Diluted earnings (loss) per share	$0.08	$0.68	$0.50	$0.35	$0.06	$0.06	$0.23	$(0.06)

Weighted average ordinary shares and equivalents outstanding (‘000)	83,960	84,237	83,683	82,638	80,906	80,557	80,699	78,877

	Unaudited data for quarters ended (as a percentage of sales)
	Jun 30 2004	Mar 31 2004	Dec 31 2003	Sep 30 2003	Jun 30 2003	Mar 31 2003	Dec 31 2002	Sep 30 2002
Sales, net	100%	100%	100%	100%	100%	100%	100%	100%
Cost of goods sold	67	66	64	65	65	65	65	64

Gross profit	33	34	36	35	35	35	35	36

Operating Expenses:
Selling, general and administrative	20	21	19	23	23	23	21	26
Research and development	10	9	7	9	10	9	6	10

Operating income	3	4	10	3	2	3	8	—

Net gain (loss) from investments	—	24	1	15	—	—	—	(4)
Interest income and other, net	—	1	2	1	1	1	1	1

Income (loss) before income taxes and minority interest	3	29	13	19	3	4	9	(3)

Provision for income taxes	—	(1)	4	(1)	—	(1)	(1)	—
Minority interest in (income) loss	—	—	—	—	—	—	—	—

Net income (loss)	3%	28%	17%	18%	3%	3%	8%	(3)%

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents at June 30, 2004 were $211.1 million, a decrease of $20.9 million compared to the balance of $232.0 million at June 30, 2003.

Operating Activities

Net cash used in operating activities during fiscal 2004 was $20.7 million compared with net cash generated of $99.7 million in fiscal 2003. The cash used in operating activities of $20.7 million relates mainly to adjustments for non-cash items of $41.5 million, a $103.5 million net increase in inventory, and a $42.2 million increase in accounts receivable and other assets and prepaid. These were offset in part by contributions from a net increase of $41.7 million in accounts payable and accrued and other liabilities. The $41.5 million in adjustments to non-cash items include depreciation and amortization of $25.9 million, a $52.9 million gain from the disposal of investments and interests in an associated company, and a non-cash gain of $23.1 million arising from the deemed disposal of interests in an associated company, (see Note 15 of “Notes to Consolidated Financial Statements”). The operating cash outflow was primarily due to the $103.5 million increase in inventory. The increase was in response to the anticipated strong year over year growth in demand, especially for PDE products, and to support the launch of new products for the upcoming holiday season.

Net cash generated from operating activities during fiscal 2003 was $99.7 million compared with $89.4 million in fiscal 2002. The cash generated during fiscal 2003 primarily resulted from net adjustments of $37.6 million for non-cash items, a net decrease in accounts receivable and other assets and prepaid of $30.5 million, a net decrease in inventory of $28.2 million, which is in line with lower sales and management’s decision to maintain a lower inventory level, and a decrease in marketable securities of $1.4 million. The cash contributions were offset partially by a decrease in accounts payable and accrued and other liabilities of $15.1 million and a decrease in income taxes of $6.2 million. The $37.6 million of adjustments of non-cash items to net income include depreciation and amortization of $31.9 million, write downs of investments and other non current assets of $13.6 million and net gain from investments of $7.8 million.

Investing Activities

Net cash provided by investing activities during fiscal 2004 was $24.1 million compared with cash used of $12.3 million in fiscal 2003. The $24.1 million cash provided in fiscal 2004 was mainly proceeds from the sale of investments and interests in an associated company amounting to $69.1 million, offset partially by net capital expenditures of $15.6 million, the purchase of investments amounting to $11.7 million, and a net increase in other non current assets of $17.6 million, relating mainly to the costs of new technologies acquired and additional investments in associated companies.

Net cash used for investing activities during fiscal 2003 was $12.3 million compared with $50.0 million in fiscal 2002. The amount used in fiscal 2003 comprises $15.7 million in capital expenditures, $5.5 million to purchase investments, and $4.9 million for the acquisition of other non current assets. The cash used in investing activities was offset in part by the proceeds from the sale of fixed assets and quoted investments amounting to $2.6 million and $11.2 million, respectively.

Financing Activities

During fiscal 2004, $24.3 million was used for financing activities compared with $22.3 million in fiscal 2003. Cash used for financing activities primarily consisted of $20.2 million for a dividend payment (see Note 8 of “Notes to Consolidated Financial Statements”) to shareholders and $11.6 million for the repayment of debt obligations, which includes a $9.0 million prepayment of principal and accrued interest by 3Dlabs for a subordinated convertible note issued to an investor (see Note 11 of “Notes to Consolidated Financial Statements”). Cash used in financing activities was offset partially by $9.4 million in proceeds from the exercise of share options.

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

Current and Expected Liquidity

As of June 30, 2004, in addition to cash reserves and excluding long term loans, Creative has credit facilities totaling $118.1 million for overdrafts, guarantees, letters of credit and fixed short-term loans, of which approximately $115.7 million were unutilized. Creative continually reviews and evaluates investment opportunities, including potential acquisitions of, and investments in, companies that can provide Creative with technologies or complementary products that can be integrated into or offered with its existing product range. Creative generally satisfies its working capital needs from internally generated cash flow.

Management believes that at the current level of operations, Creative’s cash on hand, existing credit facilities and anticipated cash flow from operations will be sufficient to meet its projected working capital and other cash needs for at least the next twelve months. Creative may decide to obtain additional working capital to better position the company for growth in the personal digital entertainment market and other markets. In such event, Creative may need to engage in equity or debt financing to secure additional funds. However, adequate funds may not be available when needed or may not be available on favorable or commercially acceptable terms, which could have a negative effect on Creative’s business and results of operations.

To date, inflation has not had a significant impact on Creative’s operating results.

Debt Obligations

On November 21, 2002, Creative Technology Centre Pte Ltd (“CTC”), a Singapore subsidiary of Creative, entered into a nine year term loan facility for up to S$54.0 million ($31.5 million) with a bank. The loan is repayable in thirty-six quarterly installments of S$1.5 million ($0.9 million). The repayment commenced on March 31, 2003. The interest on the outstanding loan balance is based on bank’s floating rate plus margin of 1.5%. The interest rate charged for fiscal 2004 was at 2.26%. The loan is secured by a first mortgage on the building and by way of a fixed and floating charge over all assets of CTC. At June 30, 2004, S$45.0 million ($26.2 million) was outstanding.

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

In December 1999, prior to its acquisition by Creative, 3Dlabs issued a subordinated convertible note to an investor in the principal amount of $7.5 million which matures in December 2004. The outstanding unpaid principal balance under the note bears interest at a rate of 4.5% per annum, payable upon conversion, prepayment or at maturity. The holder of the note has the option to convert all or a portion of the outstanding unpaid principal balance under the note plus interest into shares of 3Dlabs’ common stock at a conversion price of $5.563 per share or to transfer the note to a third party. At any time after June 2002, 3Dlabs has the option to require the noteholder to convert all or a portion of the outstanding unpaid principal balance under the note plus interest, so long as the weighted average closing share price of 3Dlabs’ common stock is equal to or greater than the conversion price of $5.563 for twenty trading days prior to the conversion date. In August 2002, after the closing of the acquisition of 3Dlabs by Creative, 3Dlabs, the noteholder and Creative entered into an amendment of the convertible subordinated note agreement and convertible subordinated note to allow the outstanding unpaid principal balance under the note plus interest to be convertible into ordinary shares of Creative, at the conversion price equal to $18.05. The full outstanding principal balance plus accrued interest was prepaid in January 2004.

Creative has various other credit facilities relating to overdrafts, letters of credit, bank guarantees and short term loans with several banks totaling approximately $118.1 million at June 30, 2004. Within these credit facilities, sub-limits have been set on how Creative may utilize the overall credit facilities. At June 30, 2004, $0.4 million in letters of credit and $2.0 million in bank guarantees were drawn under these facilities. Facilities under letters of credit and bank guarantees bear interest at approximately the banks’ prime rates, and for interest rates on overdraft and short term loan facilities.

RESEARCH AND DEVELOPMENT

For a discussion on Creative’s research and development activities, please see Item 4 “Business Overview.”

OFF-BALANCE SHEET ARRANGEMENTS

Creative was not a party to any off-balance sheet arrangement in fiscal 2004 and is not currently a party to any off balance sheet arrangement.

CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

The following table presents the contractual obligations and commercial commitments of Creative as of June 30, 2004:

	Payments Due by Period (US$’000)
Contractual Obligations	Total	Less than 1 year	1 to 3 years	4 to 5 years	After 5 years
Long Term Debt	$27,051	$3,498	$7,812	$6,996	$8,745
Capital Lease Obligations	7,804	3,481	4,323	—	—
Operating Leases	38,843	8,970	10,461	3,710	15,702
Unconditional Purchase Obligations	88,935	88,935	—	—	—
Other Obligations	6,664	6,444	220	—	—

Total Contractual Cash Obligations	$169,297	$111,328	$22,816	$10,706	$24,447

As of June 30, 2004, Creative has utilized approximately $2.4 million under guarantees and letters of credit.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

Please refer to Note 1 of “Notes to Consolidated Financial Statements” for the discussion of recently issued accounting pronouncements.

ITEM 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

Creative’s Directors and Executive Officers as of August 20, 2004 were as follows:

Name	Age	Position	Year First Appointed	Year Current Term Expires
Sim Wong Hoo (1)(2)(3)	49	Chairman of the Board and Chief Executive Officer	1981	—
Tan Lip-Bu (1)(2)	44	Director	1990	2005
Tang Chun Choy (3)	56	Director	1990	2004
Lee Kheng Nam (1)(2)(3)	56	Director	1991	2006
Ng Keh Long	45	Chief Financial Officer	—	—

(1)	Member of Compensation Committee
(2)	Member of Option Committee for each of Creative Technology (1999) Share Option Scheme and 1999 Employee Share Purchase Plan (as defined in Item 6 below).
(3)	Member of Audit Committee

SIM WONG HOO founded Creative in Singapore in 1981 and has been its Chairman of the Board and Chief Executive Officer since its inception.

TAN LIP-BU became a Director of Creative in 1990. He is the Founder and Chairman of Walden International, a

leading international venture capital firm that manages over US$1.7 billion in committed capital. Mr. Tan has been active in the venture capital business in the United States since the 1980’s and has been a lead investor and/or a board member in more than 50 companies, mostly in telecommunications, semiconductor/components and enterprise software related industries. Listed companies of which he is a director include Cadence Design Systems, Centillium Communications, Flextronics, Integrated Silicon Solutions, Leadis, Semiconductor Manufacturing International Corporation and SINA. Mr. Tan is also a board member of the National Venture Captial Association (NVCA), a member of the Committee of 100 in the United States, and a member of the Visiting Committee for the Department of Electrical Engineering and Computer Science at the Massachusetts Institute of Technology.

TANG CHUN CHOY became a Director of Creative in 1990. He has more than 30 years of venture capital, banking, operational and engineering experience. He spent the last 15 years with Walden International and was its Co-Founder and Vice Chairman. Prior to joining the Walden Group in 1989, Mr. Tang was with the then Chemical Bank for 10 years and his last position, from 1985 to 1988 was its General Manager, based in Singapore. He has also held various management and executive positions at Chemical Bank’s offices in New York and Jakarta from 1981 to 1985. Earlier in his career, from 1971 to 1976, Mr. Tang was a Senior Engineer and Project Coordinator at Esso Singapore Pte Ltd. Mr. Tang holds directorships in several public and private companies, including Lindeteves-Jacoberg Limited in Singapore. Mr. Tang holds a Bachelor of Engineering Degree (Hons) from the then University of Singapore and a Master of Business Administration Degree from the University of British Columbia.

LEE KHENG NAM became a Director of Creative in 1991. He is currently the Chairman of Advantec Pte Ltd, an investment holding company. From March 1995 to February 2004, Mr Lee was the President of Vertex Management Pte Ltd and executive director of Vertex Venture Holdings Ltd, which are wholly-owned subsidiaries of Singapore Technologies Pte Ltd engaged in the venture capital direct investment and fund management business. Mr. Lee is a director of a number of private and public corporations, including United Test Assembly and Centre Ltd, and had served as a Director of several other public corporations engaged in the technology and telecommunication sectors including Centillium Communications Inc, Chartered Semiconductor Manufacturing Ltd, GRIC Communications Inc., Gemplus International S.A. and ActivCard Corp. Prior to joining ST, Mr. Lee was with NatSteel group as the Manager of the Project Development Department and the Ministry of National Development where he was Deputy Director of Planning. Mr. Lee holds a Bachelor of Science degree in Mechanical Engineering Degree (First Class Honors) from Queen’s University, Canada and a Master of Science degree in Operations Research & System Analysis from the U.S. Naval Postgraduate School.

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

COMPENSATION

The following table sets forth the aggregate base salary, fees and bonuses paid, or proposed by Creative, for services rendered by all executive officers and directors for fiscal 2004.

Number of Persons in Group	Base Salary/Fees	Bonuses
All executive officers as a group (2 persons)	$400,000	$161,000
All executive officers and directors as a group (5 persons)	$470,000	$161,000

BOARD COMMITTEES

Audit Committee

The Audit Committee of the Board of Directors was formed in 1992. The members of the Committee, two of whom are non-executive directors, are as follows:

Lee Kheng Nam (Chairman)

Tang Chun Choy

Sim Wong Hoo

In performing its functions, the Committee reviews the audit plan and the overall scope of work of the external auditors. It meets with the auditors to discuss the results of their examination and their evaluation of the system of internal accounting controls of Creative and its subsidiaries. The Committee also reviews the Balance Sheet of the Company and the consolidated financial statements of the Group as well as the auditors’ report thereon.

Compensation and Option Committee

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

EMPLOYEES

Creative had approximately 4,700 full-time employees as of June 30, 2004 compared to approximately 3,900 full-time employees as of June 30, 2003. The geographical distribution of these employees was 68% in Asia, 21% in the Americas and 11% in Europe, while the functional distribution was 44% in manufacturing, 21% in selling, marketing and customer support, 22% in research and development, and 13% in administrative and other. Creative believes that its future success will largely depend upon its ability to continue to attract, retain, train and motivate highly skilled and dedicated employees. None of Creative’s employees is represented by a labor union and Creative has not experienced any work stoppages in the past. Creative believes that its employee relations are good.

SHARE OWNERSHIP

The following table sets forth certain information regarding the beneficial ownership of Creative’s common shares by executive officers and non-employee directors as of August 20, 2004.

Name	Ordinary Shares Beneficially Owned
	Number (1)	Percent Of Total Outstanding Shares (2)
Sim Wong Hoo	25,984,602	31.9%
Tan Lip-Bu	85,000	*
Tang Chun Choy	100,000	*
Lee Kheng Nam	92,050	*
All officers and directors as a group	27,184,527	33.4%

Note: * less than 1%

(1)	Except as otherwise noted, each person or entity named in the table has sole voting and investment power with respect to all ordinary shares listed as owned by such person or entity. Shares beneficially owned include shares that may be acquired pursuant to the exercise of fully-vested options or warrants issued by Creative that are exercisable within 60 days of August 20, 2004.
(2)	Percentage of Total Outstanding Shares is calculated separately for each person and assumes, for the purpose of the calculation, that shares issuable upon exercise of options or warrants exercisable within 60 days of August 20, 2004 held by such person (but no other shareholders) have been issued as of such date.

Share Options For Directors

The following table contains information pertaining to share options held by directors of Creative as of August 20, 2004.

	Options Granted	Exercise Price per share	Expiration Year
Sim Wong Hoo	—	—	—
Tan Lip-Bu	80,000	$10.30	2004
Tang Chun Choy	80,000	$10.30	2004
Lee Kheng Nam	80,000	$10.30	2004

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

In fiscal 2004, 2003 and 2002, 137,900, 282,700 and 248,000 shares were issued at a weighted average exercise price of $5.71, $5.24 and $5.19 per share under Creative’s Employee Share Purchase Plan respectively.

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

As of October 6, 1998, Creative is no longer subject to the listing rules of the Singapore Exchange but is required only to comply with the listing rules of NASDAQ, including rules governing stock option plans. Since many of Creative employees and shareholders are located in the United States of America, Creative has obtained shareholders’ approval on December 30, 1998 to replace the New Plan with the Creative Technology (1999) Share Option Scheme (“1999 Scheme”), which is more in accordance with US practice. The 1999 Scheme allows options to be granted to full-time employees as well as consultants and non-executive directors. The total number of shares that may be granted as options is 7.5 million provided that such amount shall be automatically increased on the first day (July 1) of each of the five fiscal years ending June 30, 2001, 2002, 2003, 2004 and 2005 by four percent of the issued share capital of Creative as at the last day of the immediate preceding fiscal year. The Option Committee, made up of the Board of Directors, has the discretion to decide the vesting schedule in the letter of offer. If it is not specifically stated in the letter of offer, 1/4 of the total amount of the grant vest on the first anniversary of the grant date and 1/48 of the total amount of the grant on the last day of each calendar month thereafter. The exercise price of options granted under the 1999 Scheme may be less than the fair market value of the shares as of the date of grant and the options expire after the tenth anniversary of the date of grant, except in the case of options granted to participants other than employees, options expire not later than the fifth anniversary of the date of grant.

In fiscal 2004, Creative granted 0.15 million options at fair market value under the 1999 Scheme at a weighted average exercise price of $10.14.

In fiscal 2003, Creative granted 0.4 million options at fair market value under the 1999 Scheme at a weighted average exercise price of $6.99.

In fiscal 2002, Creative granted 7.1 million options under the 1999 Scheme at a weighted average exercise price of $4.57. Options to acquire 2.9 million shares were granted in fiscal 2002 below fair market value, resulting in a deferred share compensation of $0.8 million being amortized over the vesting period of the underlying options. The 7.1 million options that were granted in fiscal 2002 included 1.6 million Creative’s options that were granted to assume 3Dlabs’ outstanding employee stock options (see Note 17 of “Notes to Consolidated Financial Statements”).

ITEM 7: MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

The following table sets forth certain information regarding the ownership of Creative’s ordinary shares by each person who is known by Creative to own beneficially more than 5% of its outstanding ordinary shares as of August 20, 2004 (each, a “Major Shareholder”).

	Shares Beneficially Owned
	Number of Shares (1)	Percentage of Total Outstanding Shares (2)
Sim Wong Hoo (3)	25,984,602	31.9%
Causeway Capital Management LLC. (3)	4,707,074	5.8%

(1)	Except as otherwise noted, each person or entity named in the table has sole voting and investment power with respect to all ordinary shares listed as owned by such person or entity. Shares beneficially owned include shares that may be acquired pursuant to the exercise of fully vested options or warrants issued by Creative that are exercisable within 60 days of August 20, 2004.
(2)	Percentage of Total Outstanding Shares is calculated separately for each person and assumes, for the purpose of the calculation, that shares issuable upon exercise of options or warrants exercisable within 60 days of August 20, 2004 held by such person (but no other shareholders) have been issued as of such date.
(3)	The Major Shareholder has the same voting rights as other holders of Creative’s ordinary shares.

As of August 20, 2004, there were approximately 14,233 shareholders of record of the ordinary shares, of which approximately 260 were registered in the US, and approximately 13,973 in Singapore. Because many of the US shares are held by brokers and other institutions on behalf of shareholders, Creative is unable to estimate the total number of shareholders represented by these US record holders.

RELATED PARTY TRANSACTIONS

None.

ITEM 8: FINANCIAL INFORMATION

The following financial statements of the company and the auditors’ report appear under Item 19 “EXHIBITS” on pages F-1 through F-24 and S-1 through S-2.

•	Report of Independent Accountants.

•	Consolidated Balance Sheets at June 30, 2004 and 2003.

•	Consolidated Statements of Operations for the years ended June 30, 2004, 2003 and 2002.

•	Consolidated Statements of Cash Flows for the years ended June 30, 2004, 2003 and 2002.

•	Consolidated Statements of Stockholders’ Equity for the years ended June 30, 2004, 2003 and 2002.

•	Notes to Consolidated Financial Statements.

•	Report of Independent Accountants on Financial Statement Schedule.

•	Schedule II – Allowance for Doubtful Accounts and Sales Returns.

LEGAL PROCEEDINGS

During the course of its ordinary business operations, Creative and its subsidiaries are involved from time to time in a variety of intellectual property and other disputes, including claims against Creative alleging copyright infringement, patent infringement, contract claims, employment claims and business torts. Ongoing disputes exist with, among other entities, Compression Labs, Incorporated (a patent infringement action filed in the Eastern District of Texas against Creative Labs, Inc. and 27 other defendants); representative purchasers of Audigy sound cards against Creative Labs, Inc. (an action for unfair competition based on allegations that Creative’s packaging and advertising falsely represent the Audigy sound card’s audio processing capabilities); and representative purchasers of MP3 players against Creative Labs, Inc. (an action against manufacturers of MP3 players and retailers alleging false advertising and unfair competition in connection with reported storage capacity). Creative also from time to time receives licensing inquiries and/or threats of potential future patent claims from a variety of entities, including MPEG Audio, Lucent Technologies, MPEG LA and Dyancore Holdings.

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

ITEM 9: THE OFFER AND LISTING

STOCK MARKET INFORMATION

Creative’s ordinary shares have been traded on the NASDAQ National Market (“NASDAQ”) since August 3, 1992 under the symbol “CREAF.” Creative’s ordinary shares have been traded on the Singapore Exchange (“SGX-ST”) since June 15, 1994. In January 2003, Creative announced that it intends to move to a single primary stock exchange listing on the SGX-ST. Consequently, Creative intends to delist its ordinary shares from NASDAQ and will initiate steps that can facilitate the elimination of its U.S. public reporting obligations. On June 1, 2003, a flow back restriction was commenced. The flow back restriction stops the electronic transfer of Creative’s ordinary shares from the register of The Central Depository (Pte) Limited in Singapore to accounts with brokers located in the United States. The delisting of Creative ordinary shares from NASDAQ would not affect the status of Creative’s shares on the SGX-ST.

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

	NASDAQ (Price in US$/Share)		SGX-ST (Price in Singapore $/Share)
	High	Low	High	Low
Annual High and Low
Fiscal 2000	38.00	9.69	64.00	16.60
Fiscal 2001	23.81	8.10	41.00	14.90
Fiscal 2002	15.05	4.20	27.90	8.15
Fiscal 2003	10.50	5.65	18.90	10.10
Fiscal 2004	12.59	7.73	20.40	13.80

Quarterly High and Low
Fiscal 2003:
First Quarter	10.50	6.26	18.90	11.50
Second Quarter	8.55	6.10	14.70	11.10
Third Quarter	7.75	5.65	13.70	10.10
Fourth Quarter	8.30	6.06	14.70	10.70

Fiscal 2004:
First Quarter	11.08	7.73	19.00	13.80
Second Quarter	11.29	9.97	19.30	17.00
Third Quarter	12.59	10.11	20.40	17.10
Fourth Quarter	11.34	9.35	18.90	16.10

Monthly High and Low:
March 2004	11.45	10.11	18.40	17.10
April 2004	11.34	10.04	18.90	17.30
May 2004	10.30	9.35	17.70	16.10
June 2004	10.39	9.57	18.10	16.80
July 2004	10.12	9.50	18.00	16.80
August 2004	10.39	9.69	18.00	17.10

As of August 20, 2004, there were approximately 14,233 shareholders of record of the ordinary shares, of which approximately 260 were registered in the US, and approximately 13,973 in Singapore. Because many of the US shares are held by brokers and other institutions on behalf of shareholders, Creative is unable to estimate the total number of shareholders represented by these US record holders.

On August 20, 2004, the closing price of Creative’s ordinary shares on the NASDAQ National Market was $10.24 and on the SGX-ST was S$17.60.

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

None.

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

Income Taxation Under Singapore Law

Under current provisions of the Singapore Income Tax Act, corporate profits are taxed at a rate of 20%. Prior to

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

Creative was granted a Pioneer Certificate in 1990 under the Singapore Economic Expansion Incentives (Relief from Income Tax) Act, Cap. 86 for the design and manufacture of digital computer video, audio and multimedia products, including personal computers and related components, chipsets and software but not including interest income. The Pioneer Certificate exempted income derived from such activities from tax in Singapore, subject to certain conditions. The Pioneer Certificate expired in March 2000.

Creative was granted a new Pioneer Certificate under the International Headquarters Award that will expire in March 2010. The Pioneer Certificate exempts income from qualifying activities from tax in Singapore, subject to certain conditions. The qualifying activities include management of intellectual property, research and development activities, global/ regional functions such as brand management, corporate marketing etc, and sales of qualifying products. Under the new Pioneer Certificate, qualifying pioneer profits for fiscal 2001, 2002, 2003 and 2004 would be exempted from tax in Singapore. Non-pioneer profits for fiscal 2001, 2002, 2003 and 2004 would be subject to Singapore corporate tax at the prevailing corporate tax rate (2001 – 24.5%, 2002 and 2003 – 22% and 2004 – 20%).

Under current Singapore tax law there is no tax on capital gains and, thus, any profits from the disposal of shares are not taxable in Singapore unless the vendor is regarded as carrying on a trade in shares in Singapore, in which case, the disposal profits would be taxable as trade profits rather than capital gains.

There is no stamp duty payable in respect of the holding and disposition of shares. No duty is payable on the acquisition of new shares. Where existing shares are acquired in Singapore, stamp duty is payable on the instrument of transfer of the shares and computed based on the number of shares transferred multiplied by 0.2% of the higher of consideration paid or net assets value of the company concern. The stamp duty is borne by the purchaser unless there is an agreement to the contrary. Where no instrument of transfer is executed or the transfer is registered through the Transfer Agent, no stamp duty is payable on the acquisition of existing shares. Stamp duty may be payable if the instrument of transfer is subsequently received in Singapore.

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

Estate Taxation

Movable assets situated in Singapore of non-domiciled individuals (dying on or after January 1, 2002) would be exempted from estate duty. In the case of an individual who is not domiciled in Singapore, Singapore estate tax is imposed on the value of all immovable assets situated in Singapore. There is an exemption of up to S$9,000,000 for residential properties. In addition, there is an exemption of S$600,000 in respect of the non-domiciled deceased’s other immovable assets. Any excess will be taxed at a rate equal to 5 percent on the first S$12,000,000 of the individual’s Singapore chargeable immovable assets and thereafter at a rate equal to 10 percent. An individual shareholder that is a U.S. citizen or resident (for US estate tax purposes) also will have the value of the shares included in the individual’s gross estate for U.S. estate tax purposes. An individual shareholder generally will be entitled to a tax credit against the shareholder’s U.S. estate tax if the individual shareholder actually pays Singapore estate tax; however, such tax credit is generally limited to the percentage of the U.S. estate tax attributable to the inclusion of the value of the shares included in the shareholder’s gross estate for U.S. estate tax purposes. Individuals who are domiciled in Singapore should consult their own tax advisors regarding the Singapore estate tax consequences of their investment.

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

ITEM 11: QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Equity Price Risks: Creative is exposed to equity price risk on its quoted investments. An aggregate 10% reduction in market prices of Creative’s investments in quoted investments, based on a sensitivity analysis of the balance as of June 30, 2004, would have a $20.6 million adverse effect on Creative’s results of operations and financial position. Creative’s results of operations for the fiscal 2003 included $13.6 million of losses from permanent write-downs of quoted and unquoted investments.

Interest Rate Risk: Changes in interest rates could impact Creative’s anticipated interest income on its cash equivalents and interest expense on its debt. Due to the short duration of Creative cash deposits and terms of its debt, an immediate 10% increase in interest rates would not have a material adverse impact on Creative’s future operating results and cash flows.

Foreign Currency Exchange Risk in the Rate of Exchange of Reporting Currency Relative to US$: The functional currency of Creative and its subsidiaries is predominantly the U.S. dollar and, accordingly, gains and losses resulting from the translation of monetary assets and liabilities denominated in currencies other than the U.S. dollar are reflected in the determination of net income or loss. From time to time, Creative enters into forward exchange contracts to reduce its exposure to foreign exchange translation gains and losses. Forward exchange contracts are marked to market each period and the resulting gains and losses are included in the determination of net income or loss. No forward exchange contracts were outstanding at June 30, 2004. Included in interest and other expenses for fiscal years 2004, 2003 and 2002 are exchange gains of $4.4 million, $5.4 million and $3.9 million, respectively.

At June 30, 2004, monetary assets and liabilities of Creative are denominated in the following currencies:

	Approximate Percentage of $ Balance Denominated in:
	US$	S$	EURO	Other Currencies
Cash and cash equivalents	53%	1%	27%	19%
Accounts receivable, less allowances	69%	1%	13%	17%
Total current liabilities	73%	14%	5%	8%
Long-term obligations	30%	70%	—	—

The exchange rates for the S$ and Euro utilized in translating the balance sheet at June 30, 2004, expressed in US$ per one S$ and Euro was 0.5830 and 1.2155, respectively.

An aggregate decline of 10% in foreign currency exchange rates relative to US$, based on a sensitivity analysis of foreign currency denominated accounts receivable balances as of June 30, 2004, would have a $2.7 million adverse effect on Creative’s results of operations and financial position.

ITEM 12: DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13: DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14: MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15: CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures: Based on the management’s evaluation (with the participation of the Chief Executive Officer and Chief Financial Officer), the Chief Executive Officer and Chief Financial Officer have concluded that as of June 30, 2004, the company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, (the “Exchange Act”)) are effective to provide reasonable assurance that information required to be disclosed in this Annual Report on Form 20-F is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

Changes in Internal Control over Financial Reporting: There was no change in the Company’s internal control over financial reporting (as required by the Exchange Act) during the last fiscal year that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16: RESERVED

ITEM 16A: AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors has determined that both Mr. Lee Kheng Nam and Mr. Tang Chun Choy, members of the Audit Committee, each qualify as an “audit committee financial expert” as defined in Item 16A of Form 20-F under the Securities Exchange Act of 1934, as amended, and meets the independence requirements of the Nasdaq National Market and the rules and regulations of the U.S. Securities and Exchange Commission.

ITEM 16B: CODE OF ETHICS

Creative has adopted a “code of ethics” as defined in Item 16B of Form 20-F under the Securities Exchange Act of 1934, as amended, that applies to its chief executive officer, chief financial officer, controller and every other officer, director and employee of the Company and its subsidiaries. The text of the Code of Business Conduct and Ethics is posted on the Company’s Internet website at http://www.creative.com.

ITEM 16C: PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees paid or accrued for the audit and other services rendered to Creative by Creative’s independent principal accountant for fiscal years 2004 and 2003 (in US$’000):

	As of June 30
	2004	2003
Audit fees	$996	$806
Audit-related fees	—	—
Tax fees	531	318
All other fees	101	115

Total	$1,628	$1,239

Audit fees. This category consists of fees billed/billable for the annual audit services engagement and other audit services, which are normally provided by the independent auditors in connection with statutory and accounting matters that arose during, or as a result of, the audit or the review of interim financial statements and include the group audit.

Audit-related fees. No fees were paid or billed by the principal accountant with respect to audit-related services.

Tax fees. This category includes fees for tax compliance, tax planning, and tax advice. Tax compliance generally involves preparation of original and amended tax returns, claims for refunds and tax payment-planning services. Tax planning and tax advice encompass a diverse range of services, including assistance with tax audits and appeals, tax advice related to mergers and acquisitions, employee benefit plans and requests for rulings or technical advice from taxing authorities.

All other fees. This category primarily consist of fees advice on transfer price study and a review of the company’s employee pension scheme.

The Company’s Audit Committee reviews and pre-approves the scope and the cost of all audit and permissible non-audit services performed by the independent auditors, other than those for de minimus services which are approved by the Audit Committee prior to the completion of the audit. All of the services provided by the principal accountant during the last two fiscal years have been approved by the Audit Committee.

ITEM 16D: EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E: PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

PART III

ITEM 17: FINANCIAL STATEMENTS

Please refer to Item 18.

ITEM 18: FINANCIAL STATEMENTS

Reference is made to pages F1 through F-24.

ITEM 19: EXHIBITS

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREATIVE TECHNOLOGY LTD.

/s/ Ng Keh Long
Ng Keh Long
Chief Financial Officer
Date: October 15, 2004

EXHIBT A: FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND

SHAREHOLDERS OF CREATIVE TECHNOLOGY LTD.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of cash flows and of shareholders’ equity present fairly, in all material respects, the financial position of Creative Technology Ltd. and its subsidiaries at June 30, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of Creative’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers

Singapore

September 24, 2004

CREATIVE TECHNOLOGY LTD.

CONSOLIDATED BALANCE SHEETS

(In US$’000, except per share data)

	June 30, 2004	June 30, 2003
ASSETS

Current assets:
Cash and cash equivalents	$211,077	$232,053
Accounts receivable, less allowances of $20,700 and $18,417	85,456	61,225
Inventory	183,899	80,367
Other assets and prepaids	27,156	11,269

Total current assets	507,588	384,914

Property and equipment, net	106,198	104,404
Investments	209,291	49,168
Other non-current assets	117,771	108,357

Total Assets	$940,848	$646,843

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accounts payable	$86,179	$52,869
Accrued liabilities	88,542	79,573
Income taxes payable	28,160	37,564
Current portion of long term obligations and others	7,205	5,519

Total current liabilities	210,086	175,525

Long term obligations	35,614	39,027

Minority interest in subsidiaries	3,651	3,454

Shareholders’ equity:
Ordinary shares (’000); S$0.25 par value; Authorized: 200,000 shares Outstanding: 81,369 and 79,714 shares	7,952	7,713
Additional paid-in capital	323,660	314,572
Unrealized holding gains on quoted investments	151,153	14,189
Deferred share compensation	(1,991)	(4,305)
Retained earnings	210,723	96,668

Total shareholders’ equity	691,497	428,837

Total Liabilities and Shareholders’ Equity	$940,848	$646,843

The accompanying notes are an integral part of these consolidated financial statements.

CREATIVE TECHNOLOGY LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In US$’000, except per share data)

	Years ended June 30
	2004	2003	2002
Sales, net	$814,853	$701,769	$805,905

Cost of goods sold	533,513	452,952	543,382

Gross profit	281,340	248,817	262,523

Operating expenses:
Selling, general and administrative	167,588	162,839	170,122
Research and development	69,504	58,775	38,248
Other charges (Note 17)	—	—	26,080

Operating income	44,248	27,203	28,073

Gain (loss) from investments, net	72,602	(6,049)	(45,414)
Interest income and other, net	9,276	4,864	5,155

Income (loss) before income taxes and minority interest	126,126	26,018	(12,186)

Provision for income taxes	8,539	(2,720)	(5,698)
Minority interest in (income) loss	(418)	79	(1,843)

Net income (loss)	$134,247	$23,377	$(19,727)

Basic earnings (loss) per share	$1.66	$0.30	$(0.27)
Weighted average ordinary shares outstanding (’000)	80,654	79,202	73,182

Diluted earnings (loss) per share	$1.61	$0.29	$(0.27)
Weighted average ordinary shares and equivalents outstanding (’000)	83,630	80,851	73,182

The accompanying notes are an integral part of these consolidated financial statements.

CREATIVE TECHNOLOGY LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Increase (decrease) in cash and cash equivalents (in US$’000)

	Years ended June 30
	2004	2003	2002
Cash flows from operating activities:
Net income (loss)	$134,247	$23,377	$(19,727)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation of fixed assets	20,317	19,094	24,636
Amortisation of intangible assets	3,299	9,129	5,233
Deferred share compensation amortization	2,256	3,706	2,759
Write off of acquired in-process technology	—	—	26,080
Minority interest in income (loss)	418	(79)	1,843
Equity share in (gain) loss of unconsolidated investments	(287)	2,186	1,220
Loss (gain) on disposal of fixed assets	395	(113)	215
Write downs of investments and other non-current assets	3,374	13,618	49,303
Gain from investments, net	(14,812)	(7,777)	(5,341)
Profits arising from deemed disposal of interests in associated company	(23,053)	—	—
Deferred income taxes, net	4,707	(2,184)	266
Gain on disposal of interests in associated company	(38,110)	—	—

Changes in assets and liabilities, net:
Accounts receivable	(24,181)	23,968	18,243
Inventory	(103,532)	28,182	50,589
Marketable securities	—	1,388	2,193
Other assets and prepaids	(18,011)	6,488	1,094
Accounts payable	33,194	(11,940)	(33,659)
Accrued and other liabilities	8,468	(3,125)	(29,431)
Income taxes, including deferred tax	(9,404)	(6,230)	(6,076)

Net cash (used in) provided by operating activities	(20,715)	99,688	89,440

Cash flows from investing activities:
Capital expenditures, net	(15,646)	(15,695)	(8,730)
Proceeds from sales of fixed assets	161	2,605	383
Proceeds from disposal of interests in associated company	45,372	—	—
Proceeds from sale of quoted investments	23,777	11,248	13,936
Purchase of new subsidiaries (net of cash acquired)	(270)	—	(25,806)
Purchase of investments	(11,700)	(5,516)	(9,152)
Increase in other non current assets, net	(17,625)	(4,914)	(20,629)

Net cash provided by (used in) investing activities	24,069	(12,272)	(49,998)

Cash flows from financing activities:
(Decrease) increase in minority shareholders’ loan and equity balance	—	(6,690)	229
Buyout of subsidiary’s preference shares issued to minority interest	—	—	(10,019)
Buyout of subsidiary’s minority interest	(84)	(3,992)	—
Proceeds from exercise of ordinary share options	9,385	4,073	8,195
Repurchase of ordinary shares	—	—	(18,013)
Proceeds from debt obligations	823	30,802	—
Repayments of debt obligations	(11,620)	(21,697)	(2,758)
Repayments of capital leases	(2,642)	(2,887)	(292)
Dividends paid to ordinary shareholders	(20,192)	(19,824)	(18,024)
Dividends paid to minority interest	—	(2,065)	—

Net cash used in financing activities	(24,330)	(22,280)	(40,682)

Net (decrease) increase in cash and cash equivalents	(20,976)	65,136	(1,240)
Cash and cash equivalents at beginning of year	232,053	166,917	168,157

Cash and cash equivalents at end of year	$211,077	$232,053	$166,917

Supplemental disclosure of cash flow information:
Interest paid	$433	$1,061	$752

Income taxes paid, net	$8,841	$10,951	$11,711

Non cash transaction:
Buyout of a subsidiary’s preference shares	$—	$—	$11,789

Shares issued for acquisition of subsidiary	$—	$—	$71,724

Fixed assets acquired under capital lease	$6,689	$—	$—

The accompanying notes are an integral part of these consolidated financial statements.

CREATIVE TECHNOLOGY LTD.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(In US$’000, except share data)

	Ordinary Shares (‘000)	Ordinary Share Capital	Additional Paid In Capital	Unrealised Holding Gains (Losses) on Investments	Deferred Share Compensation	Retained Earnings	Total
Balance at June 30, 2001	73,944	6,914	209,555	22,249	(5,711)	148,879	381,886
Shares issued under employee options and share purchase plans	1,319	180	8,015	—	—	—	8,195
Repurchase of ordinary shares	(2,722)	(381)	381	—	—	(18,013)	(18,013)
Dividends paid	—	—	—	—	—	(18,024)	(18,024)
Reversal of unvested deferred share compensation, net	—	—	(1,169)	—	1,169	—	—
Amortization of deferred share compensation	—	—	—	—	2,759	—	2,759
Comprehensive loss	—	—	—	(1,613)	—	(19,727)	(21,340)
Buyout of a subsidiary’s preference shares	—	—	11,789	—	—	—	11,789
Shares and share options issued for acquisition of 3Dlabs	6,325	879	82,874	—	(7,053)	—	76,700

Balance at June 30, 2002	78,866	7,592	311,445	20,636	(8,836)	93,115	423,952
Shares issued under employee options and share purchase plans	848	121	3,952	—	—	—	4,073
Dividends paid	—	—	—	—	—	(19,824)	(19,824)
Reversal of unvested deferred share compensation, net	—	—	(825)	—	825	—	—
Amortization of deferred share compensation	—	—	—	—	3,706	—	3,706
Comprehensive income (loss)	—	—	—	(6,447)	—	23,377	16,930

Balance at June 30, 2003	79,714	$7,713	$314,572	$14,189	$(4,305)	$96,668	$428,837
Shares issued under employee options and share purchase plans	1,655	239	9,146	—	—	—	9,385
Dividends paid	—	—	—	—	—	(20,192)	(20,192)
Reversal of unvested deferred share compensation, net	—	—	(58)	—	58	—	—
Amortization of deferred share compensation	—	—	—	—	2,256	—	2,256
Comprehensive income	—	—	—	136,964	—	134,247	271,211

Balance at June 30, 2004	81,369	$7,952	$323,660	$151,153	$(1,991)	$210,723	$691,497

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

Foreign exchange

The functional currency of Creative and its subsidiaries is predominantly the US dollar and accordingly, gains and losses resulting from the translation of monetary assets and liabilities denominated in currencies other than the US dollar are reflected in the determination of net income (loss). Creative enters into forward exchange contracts to reduce its exposure to foreign exchange translation gains and losses. Forward exchange contracts are marked to market each period and the resulting gains and losses are included in the determination of net income or loss. No forward exchange contracts were outstanding at June 30, 2004. Included in interest and other expenses for fiscal years 2004, 2003 and 2002 are exchange gains of $4.5 million, $5.4 million and $3.9 million, respectively.

At June 30, 2004, monetary assets and liabilities of Creative are denominated in the following currencies:

	Approximate Percentage of $ Balance Denominated in:
	US$	S$	EURO	Other Currencies
Cash and cash equivalents	53%	1%	27%	19%
Accounts receivable, less allowances	69%	1%	13%	17%
Total current liabilities	73%	14%	5%	8%
Long-term obligations	30%	70%	—	—

The exchange rates for the S$ and Euro utilized in translating the balance sheet at June 30, 2004, expressed in US$ per one S$ and Euro was 0.5830 and 1.2155, respectively.

Cash equivalents

Cash equivalents consist of highly liquid investment instruments with original or remaining maturities of three months or less at the time of purchase. All deposits are in short term deposit and money market accounts with various banks. This diversification of risk is consistent with Creative’s policy to maintain liquidity and ensure the safety of principal. Included in cash equivalents as of June 30, 2004 and 2003 are fixed rate deposits of $144.4 million and $188.2 million respectively.

At June 30, 2004, a total of $0.5 million in fixed rate deposits was pledged to a bank to secure banking facilities for one of Creative’s subsidiaries (see Note 5).

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

A summary of investments is as follows (in US$’000):

	As of June 30
	2004	2003
Non quoted equity investments	$3,504	$12,944
Quoted equity investments	205,787	36,224

Total investments	$209,291	$49,168

Acquisitions

Creative acquired 3Dlabs in fiscal 2002 (see Note 17). The acquisition was accounted for under the purchase method of accounting in accordance with SFAS 141 “Business Combinations,” and accordingly, the estimated fair value of assets acquired and liabilities assumed and the results of operations were included in Creative’s consolidated financial statements as of the effective date of the acquisition through the end of the period.

Goodwill and other intangible assets

Goodwill and other intangible assets are stated at cost and relate principally to the acquisition of new subsidiaries accounted for under the purchase method. Under this method, the purchase price has been allocated to the assets acquired, liabilities assumed and in-process technology based on their estimated fair market values at the dates of acquisition. Amounts allocated to acquired in-process technology are expensed in the period in which the acquisition is consummated. The goodwill and identifiable intangible assets acquired in connection with the acquisition of 3Dlabs have been accounted for in accordance with SFAS 141 and SFAS 142, “Business Combinations” and “Goodwill and Other Intangible Assets,” respectively. Intangible assets are amortized on a straight line basis over the estimated useful lives of the assets, ranging from one to seven years. Goodwill is not subject to amortization, but evaluated at least annually for impairment.

Reviews for impairment of goodwill and other intangible assets are also conducted whenever events indicate that the carrying amount might not be recoverable. Factors that Creative may consider important which could trigger an impairment review include the following:

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

When the existence of one or more of the above factors indicates that the carrying value of the goodwill or intangible assets may be impaired, Creative measures any impairment based on a projected discounted cash flow method using a discount rate determined by the management to commensurate with the risk inherent in Creative’s current business model. Creative performed its annual assessment for goodwill impairment traditionally in the fourth quarter of the fiscal year. However, during the third quarter, management noted that the revenue for the reporting unit that was assigned the goodwill came below expectations in the first three quarters of the year, owing to a delay in the launch of new product. As this may impact the fair value of this reporting unit, the Company performed a stage 1 impairment review of the goodwill as at March 31, 2004, by comparing the fair value of the reporting unit to its book value including goodwill, in accordance with the requirements of SFAS 142 “Goodwill and Other Intangible Assets.” Based on the result of the review, the fair value of the reporting unit still exceeded its book value, and therefore goodwill was considered not impaired. Stage 2 of the impairment review was thus deemed unnecessary. As there were no deterioration in the business conditions of the reporting unit and the external environment it operates in between March 31 and June 30, 2004, no further impairment test of goodwill was deemed necessary.

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

Recently issued accounting pronouncements

In March 2004, the Emerging Issues Task Force (“EITF”) reached a consensus on recognition and measurement guidance previously discussed under EITF Issue No. 03-01, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” (“EITF 03-01”). The consensus clarifies the meaning of other-than-temporary impairment and its application to investments in debt and equity securities, in particular, investments within the scope of FASB Statement No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” and investments accounted for under the cost method. This consensus is to be applied to other-than-temporary impairment evaluations in reporting periods beginning after June 15, 2004. The Company does not believe that this consensus will have a material impact on its consolidated results of operations as its current policies are consistent with the consensus.

In March 2004, the FASB issued a proposed Statement, “Share-Based Payment, an amendment of FASB Statements Nos. 123 and 95,” that addresses the accounting for share-based payment transactions in which a company receives employee services in exchange for either equity instruments of the company or liabilities that are based on the fair value of the company’s equity instruments or that may be settled by the issuance of such equity instruments. The proposed statement would eliminate the ability to account for share-based compensation transactions using the intrinsic method that we currently use and generally would require that such transactions be accounted for using a “fair-value”-based method and recognized as expense in our consolidated statement of operations. The recommended effective date of the proposed statement is currently for fiscal years beginning after December 15, 2004. Should this proposed statement be finalized in its current form, it will have an impact on our consolidated statement of operations as we will be required to expense the “fair-value” of our stock option grants and stock purchases under our employee stock purchase plan.

In April 2004, the Emerging Issues Task Force issued Statement No. 03-06 “Participating Securities and the Two-Class Method Under FASB Statement No. 128, Earnings Per Share” (“EITF 03-06”). EITF 03-06 addresses a number of questions regarding the computation of earnings per share by companies that have issued securities other than common stock that contractually entitle the holder to participate in dividends and earnings of the company when, and if, it declares dividends on its common stock. The issue also provides further guidance in applying the two-class method of calculating earnings per share, clarifying what constitutes a participating security and how to apply the two-class method of computing earnings per share once it is determined that a security is participating, including how to allocate undistributed earnings to such a security. EITF 03-06 became effective during the quarter ended June 30, 2004, the adoption of which did not have an impact on the Company’s calculation of earnings per share.

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

Following is a reconciliation between the average number of ordinary shares outstanding and equivalent shares outstanding (in ‘000):

	As of June 30
	2004	2003	2002
Weighted average ordinary shares outstanding	80,654	79,202	73,182
Weighted average dilutive stock options outstanding	2,976	1,649	—

Weighted average ordinary shares and equivalents outstanding	83,630	80,851	73,182

For fiscal 2003, approximately 0.5 million shares related to the convertible note were excluded from the computation of dilutive earnings per share as the effect of including such shares would be anti-dilutive.

For fiscal 2002, approximately 2.4 million potentially dilutive shares were excluded from the determination of diluted net loss per share as the effect of including such shares would be anti-dilutive.

NOTE 3—BALANCE SHEET DETAIL (in US$’000)

	As of June 30
	2004	2003
Inventory:
Raw materials	$76,020	$20,189
Work in progress	13,946	2,918
Finished products	93,933	57,260

Total inventory	$183,899	$80,367

	Estimated Useful Life	As of June 30
		2004	2003
Property and equipment:
Land and buildings	25 years	$93,132	$92,719
Construction in progress	—	998	—
Machinery and equipment	3 - 6 years	52,015	44,239
Furniture, fixtures and office equipments	2 - 8 years	91,232	79,659
Leasehold improvements	Term of lease	12,963	12,546

		$250,340	$229,163

Accumulated depreciation		(144,142)	(124,759)

Net property and equipment		$106,198	$104,404

Included in property and equipment are assets purchased under capital lease obligations with a cost and accumulated depreciation of approximately $16.2 million and $8.7 million for fiscal 2004, and $9.0 million and $4.6 million for fiscal 2003, respectively.

	As of June 30
	2004	2003
Other non-current assets:
Other intangible assets	$40,082	$33,682
Accumulated amortization	(28,216)	(24,917)

Other intangible assets, net	11,866	8,765

Goodwill	91,976	91,976
Other non-current assets	13,929	7,616

Total other non-current assets	$117,771	$108,357

Goodwill and other intangible assets fully amortized were excluded from above. Other intangible assets amortization expense was $3.3 million, $9.1 million and $5.2 million for fiscal year 2004, 2003 and 2002, and estimated to be $3.8 million, $3.3 million, $3.1 million and $1.7 million in fiscal year 2005, 2006, 2007 and 2008, respectively.

	As of June 30
	2004	2003
Other accrued liabilities:
Marketing accruals	$26,307	$20,732
Payroll accruals	20,443	18,177
Royalty accruals	8,300	6,319
Other accruals	33,492	34,345

Total other accrued liabilities	$88,542	$79,573

Other accruals of $33.5 million and $34.3 million as of June 30, 2004 and 2003 includes accruals for various operating expense items that individually account for less than 5% of the total current liabilities.

NOTE 4—PRODUCT WARRANTIES

The warranty period for the bulk of Creative’s products typically ranges between 1 to 3 years. The product warranty accrual reflects management’s best estimate of probable liability under its product warranties. Management determines the warranty provision based on known product failures (if any), historical experience, and other currently available evidence.

Changes in the product warranty accrual for the fiscal year 2004 was as follows (in US$’000):

	As of June 30
	2004	2003
Balance at the beginning of the year	$2,835	$2,292

Accruals for warranties issued during the period	8,417	2,660

Adjustments related to pre-existing warranties (include changes in estimates)	(149)	(94)

Settlements made (in cash or in kind) during the period	(4,871)	(2,023)

Balance at the end of the year	$6,232	$2,835

NOTE 5—LEASES AND COMMITMENTS

Creative leases the use of land and certain of its facilities and equipment under non-cancelable operating lease arrangements. The land and facility leases expire at various dates through 2052 and provide for fixed rental rates during the terms of the leases.

Minimum future lease payments for non-cancelable leases as of June 30, 2004, are as follows (in US$’000):

Operating Leases
Fiscal years ended June 30,
2005	$8,970
2006	7,077
2007	3,384
2008	2,058
2009	1,652
Thereafter	15,702

Total minimum lease payment	$38,843

Rental expense under all operating leases was $14.1 million, $12.2 million and $10.9 million for fiscal 2004, 2003 and 2002, respectively.

Future minimum lease obligations, which are secured by the underlying assets, as of June 30, 2004, under capital leases are as follows (in US$’000):

Capital Leases
Fiscal years ended June 30,
2005	$3,618
2006	3,649
2007	1,031
2008	—
2009	—
Thereafter	—

Total minimum lease commitments	$8,298
Less: Amount representing interest	(494)

Total capital lease obligations	$7,804

NOTE 6—COMPREHENSIVE INCOME

The components of total comprehensive income are as follows (in US$’000):

	Years ended June 30
	2004	2003	2002
Net income (loss)	$134,247	$23,377	$(19,727)

Movement in unrealized holding gains (losses)	139,410	(3,110)	15,042

Reclassification adjustments:
- Losses included in net income (loss)	(2,446)	(3,337)	(16,655)
	136,964	(6,447)	(1,613)

Total comprehensive income (loss)	$271,211	$16,930	$(21,340)

NOTE 7—SHARE REPURCHASES

Details of Share repurchases by Creative since the commencement date of the program on November 6, 1998 are set out below:

	Number of Shares Repurchased (in millions)	Average Price (US$)
As of June 30, 2002	26.3	$13
Fiscal year 2003	—	—
Fiscal year 2004	—	—

Total	26.3	$13

At the Annual General Meeting (“AGM”) held on November 26, 2003, the shareholders approved the share repurchase mandate allowing Creative to buy up to 10% of the issued share capital of Creative as at the date of the AGM. This amounts to approximately 8.1 million shares. This authority to repurchase these shares shall continue in force unless revoked or revised by the shareholders in a general meeting, or until the date that the next AGM of Creative is held or is required to be held, whichever is the earlier.

In accordance with Singapore statutes, such repurchases are recorded as a reduction in retained earnings.

NOTE 8—DIVIDENDS

At the Annual General Meeting held on November 26, 2003, Creative’s shareholders approved an ordinary dividend of $0.25 for each outstanding ordinary share of Creative for the fiscal year ending June 30, 2004. Dividends of $20.2 million were paid on December 23, 2003 to all shareholders of record as of December 10, 2003. Creative paid an ordinary dividend of $0.25 in fiscal 2003 and 2002, amounting to $19.8 million and $18.0 million, respectively.

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

In fiscal 2004, 2003 and 2002, 137,900, 282,700 and 248,000 shares were issued at a weighted average exercise price of $5.71, $5.24 and $5.19 per share under Creative’s Employee Share Purchase Plan respectively.

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

As of October 6, 1998, Creative is no longer subject to the listing rules of the Singapore Exchange but is required only to comply with the listing rules of NASDAQ, including rules governing stock option plans. Since many of Creative employees and shareholders are located in the United States of America, Creative has obtained shareholders’ approval on December 30, 1998 to replace the New Plan with the Creative Technology (1999) Share Option Scheme (“1999 Scheme”), which is more in accordance with US practice. The 1999 Scheme allows options to be granted to full-time employees as well as consultants and non-executive directors. The total number of shares that may be granted as options is 7.5 million provided that such amount shall be automatically increased on the first day (July 1) of each of the five fiscal years ending June 30, 2001, 2002, 2003, 2004 and 2005 by four percent of the issued share capital of Creative as at the last day of the immediate preceding fiscal year. The Option Committee, made up of the Board of Directors, has the discretion to decide the vesting schedule in the letter of offer. If it is not specifically stated in the letter of offer, 1/4 of the total amount of the grant vest on the first anniversary of the grant date and 1/48 of the total amount of the grant on the last day of each calendar month thereafter. The exercise price of options granted under the

1999 Scheme may be less than the fair market value of the shares as of the date of grant and the options expire after the tenth anniversary of the date of grant, except in the case of options granted to participants other than employees, options expire not later than the fifth anniversary of the date of grant.

In fiscal 2002, Creative granted 7.1 million options under the 1999 Scheme at a weighted average exercise price of $4.57. Options to acquire 2.9 million shares were granted in fiscal 2002 below fair market value, resulting in a deferred share compensation of $0.8 million being amortized over the vesting period of the underlying options. The 7.1 million options that were granted in fiscal 2002 included 1.6 million Creative’s options that were granted to assume 3Dlabs’ outstanding employee stock options (see Note 17).

In fiscal 2003, Creative granted 0.4 million options at fair market value under the 1999 Scheme at a weighted average exercise price of $6.99.

In fiscal 2004, Creative granted 0.15 million options at fair market value under the 1999 Scheme at a weighted average exercise price of $10.14.

Creative Employee Stock Option Plans

A summary of options granted to employees and non-employee directors under Creative’s stock option plans is presented below:

	Options Outstanding
	Number of Shares (‘000)	Weighted Average Exercise Price ($)
Balance as of June 30, 2001	6,781	9.01

Granted - at fair market value	2,509	4.72
-below fair market value	2,931	4.80
-pursuant to the acquisition of 3 Dlabs (see Note 17)	1,641	3.93
Exercised	(1,070)	6.45
Canceled	(913)	9.18

Balance as of June 30, 2002	11,879	6.56

Granted - at fair market value	380	6.99
Exercised	(566)	4.58
Canceled	(1,101)	7.44

Balance as of June 30, 2003	10,592	6.59

Granted - at fair market value	150	10.14
Exercised	(1,517)	5.64
Canceled	(304)	6.48

Balance as of June 30, 2004	8,921	6.82

The total number of options exercisable at June 30, 2004, 2003 and 2002 under the New Plan and 1999 Scheme were 7,004,000, 6,866,000 and 4,031,000, respectively.

Summary of outstanding options under Creative’s employee stock option plans

The following table summarizes option information for Creative’s employee stock option plans as at June 30, 2004.

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding (’000)	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price ($)	Number Exercisable (’000)	Weighted Average Exercise Price ($)
$1.00 to $2.99	375	6.86	2.86	254	2.86
$3.00 to $4.99	3,401	7.27	4.45	1,961	4.44
$5.00 to $7.99	905	7.06	6.36	736	6.37
$8.00 to $10.99	4,230	4.93	9.14	4,043	9.11
$11.00 to $14.99	—	—	—	—	—
$15.00 to $22.00	10	5.66	18.40	10	18.40

	8,921	6.12	6.82	7,004	7.30

Subsidiary Stock Option Plan

In May 2000, the subsidiary adopted a separate stock option plan and employees were then granted options under this plan. The total number of shares that may be granted as options under the subsidiary 2000 Stock Option Plan (“2000 Plan”) is 8 million shares provided that such amounts shall be automatically increased on the first day (July 1) of each of the five fiscal years ending June 30, 2001, 2002, 2003, 2004 and 2005 by the lesser of (i) three hundred thousand shares or (ii) one percent of the issued share capital of the Company as at the last day of the immediately preceding fiscal year. The exercise price of options granted under the 2000 Plan may be less than the fair market value of the shares as of the date of grant and the options expire after the tenth anniversary of the date of grant. The 2000 Plan was terminated on June 18, 2004.

The subsidiary did not grant options in fiscal 2002, fiscal 2003 and fiscal 2004.

A summary of options granted to employees, consultants and directors under the subsidiary’s stock option plan is presented below:

Options Outstanding
	Number of Shares (‘000)	Weighted Average Exercise Price ($)
Balance as of June 30, 2002	5	2.50

Options granted	—	—

Options canceled	(5)	2.50

Balance as of June 30, 2003	—	—

Options granted	—	—

Balance as of June 30, 2004	—	—

Creative and Subsidiary Pro Forma Disclosures

The fair value of the purchase rights under the Creative employee share purchase plan and stock option plan is estimated at the date of the grant using the Black-Scholes model based on the following assumptions:

	Fiscal 2004	Fiscal 2003	Fiscal 2002
Volatility	35%	45%	60%

Risk-free interest rates
Share purchase plan	2.78% to 3.26%	2.18% to 3.26%	2.18% to 5.16%
Stock options	1.24% to 2.27%	1.27% to 3.01%	2.16% to 5.16%

Dividend yield	2.0%	3.0%	2.5%

Expected lives:
Share purchase plan	6 months	6 months	6 months
Stock options	0.01 years after vest date	0.01 years after vest date	0.01 years after vest date

	Years ended June 30
	2004	2003	2002
Weighted average fair value of stock options granted:

Stock options:
At market	$2.06	$1.70	$1.53
Below market	$—	$—	$3.74

The following table illustrates the effect on net income and earnings per share if the company had applied the fair value recognition provisions of SFAS 123, “Accounting for Stock-Based Compensation,” to stock-based employee compensation:

(In US$’000, except per share data)	Years ended June 30
	2004	2003	2002
Net income (loss), as reported	$134,247	$23,377	$(19,727)
Less: Total stock-based employee compensation expense determine under fair value based method for all awards, net of related tax effects	(2,949)	(7,309)	(6,031)
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	2,256	3,703	2,295

Pro forma net income (loss)	$133,554	$19,771	$(23,463)

Earnings (loss) per share:
Basic - as reported	$1.66	$0.30	$(0.27)
Basic - pro forma	$1.66	$0.25	$(0.32)

Diluted - as reported	$1.61	$0.29	$(0.27)
Diluted - pro forma	$1.60	$0.25	$(0.32)

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

Creative was granted a new Pioneer Certificate under the International Headquarters Award that will expire in March 2010. Under the new Pioneer Certificate, profits arising from qualifying activities will be exempted from income tax in Singapore, subject to certain conditions. As a result of obtaining the new Pioneer Certificate, fiscal 2004 tax write-back includes a $12.3 million reversal of income taxes. The reversal was related to corporate taxes provided for in full for profits arising from qualifying activities from the commencement date of the new Pioneer Certificate until the second quarter of fiscal 2004, based on the standard tax rates of 24.5% for fiscal 2001 and 22% for fiscal 2002 and 2003 and 20% for fiscal 2004. These standard corporate income tax rates continue to be applicable to profits arising from activities excluded from the new Pioneer Certificate.

The Singapore and other components of income (loss) before income taxes are as follows (in US$’000):

	Years ended June 30
	2004	2003	2002
Singapore	$47,990	$36,199	$45,738
Other countries	78,136	(10,181)	(57,924)

Income (loss) before income taxes and minority interest	$126,126	$26,018	$(12,186)

The provision for income taxes consists of (in US$’000):
	Years ended June 30
	2004	2003	2002
Singapore	$(10,346)	$2,464	$4,780
Other countries	1,807	256	918

Provision for income taxes	$(8,539)	$2,720	$5,698

Creative’s effective tax provision for fiscal 2004, 2003 and 2002 reconciles to the amount computed by applying the Singapore statutory rate of 20.0% for 2004, 22.0% for 2003 and 2002 to income before income taxes and minority interest, as follows (in US$’000):

	Years ended June 30
	2004	2003	2002
Income tax (benefit) at Singapore statutory rate	$25,225	$5,724	$(2,681)
Tax exempt income
Singapore	(9,050)	(11)	(13)
Others	(12,809)	—	—
Non-deductible expenses and write-offs	1,159	1,433	3,013
Change in valuation allowances	(1,697)	(6,106)	(657)
Rate differences and others	896	1,680	6,036
Tax refund receivable	(12,263)	—	—

Provision for income taxes	$(8,539)	$2,720	$5,698

Deferred tax assets at June 30, 2004 and 2003 consisted of the following (in US$’000):

	As of June 30
	2004	2003
Non-deductible reserves	$22,106	$26,110
Net operating loss carryforwards	60,288	70,390
Other	1,068	1,971

Total deferred tax assets	83,462	98,471

Valuation allowance for deferred tax assets	(83,462)	(98,471)

	$—	$—

Creative had US net operating loss carryforward of approximately $136.3 million and $162.0 million as at June 30, 2004 and June 30, 2003, expiring between 2005 to 2022. The utilization of the net operating losses by Creative is subject to certain conditions.

Valuation allowance is provided for Creative’s deferred tax assets as management believes substantial uncertainty exists regarding the realizability of these assets.

Creative has United States tax deductions not included in the net operating loss carryforward described above aggregating approximately $53.6 million at June 30, 2004 and June 30, 2003, as a result of the exercise of employee stock options, the tax benefit of which has not been realized. The tax benefit of the deductions, when realized will be accounted for as a credit to additional paid-in capital rather than a reduction of the income tax provision.

NOTE 11—DEBT OBLIGATIONS

On November 21, 2002, Creative Technology Centre Pte Ltd (“CTC”), a Singapore subsidiary of Creative, entered into a nine year term loan facility for up to S$54.0 million ($31.5 million) with a bank. The loan is repayable in thirty-six quarterly installments of S$1.5 million ($0.9 million). The repayment commenced on March 31, 2003. The interest on the outstanding loan balance is based on bank’s floating rate plus margin 1.5%. The interest rate charged for fiscal 2004 was at 2.26%. The loan is secured by a first mortgage on the building and by way of a fixed and floating charge over all assets of CTC. At June 30, 2004, S$45.0 million ($26.2 million) was outstanding.

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

In December 1999, prior to its acquisition by Creative, 3Dlabs issued a subordinated convertible note to an investor in the principal amount of $7.5 million which matures in December 2004. The outstanding unpaid principal balance under the note bears interest at a rate of 4.5% per annum, payable upon conversion, prepayment or at maturity. The holder of the note has the option to convert all or a portion of the outstanding unpaid principal balance under the note plus interest into shares of 3Dlabs’ common stock at a conversion price of $5.563 per share or to transfer the note to a third party. At any time after June 2002, 3Dlabs has the option to require the noteholder to convert all or a portion of the outstanding unpaid principal balance under the note plus interest, so long as the weighted average closing share price of 3Dlabs’ common stock is equal to or greater than the conversion price of $5.563 for twenty trading days prior to the conversion date. In August 2002, after the closing of the acquisition of 3Dlabs by Creative, 3Dlabs, the noteholder and Creative entered into an amendment of the convertible subordinated note agreement and convertible subordinated note to allow the outstanding unpaid principal balance under the note plus interest to be convertible into ordinary shares of Creative, at the conversion price equal to $18.05. The full outstanding principal balance plus accrued interest was prepaid in January 2004.

The following table presents the payments due by period for the long term debt and capital lease obligations as of June 30, 2004:

	Payments Due by Period (US$’000)
Debt Obligations	Total	Less than 1 year	1 to 3 years	4 to 5 years	After 5 years
Long Term Debt	$27,051	$3,498	$7,812	$6,996	$8,745
Capital Lease Obligations	7,804	3,481	4,323	—	—

Total Debt Obligations	$34,855	$6,979	$12,135	$6,996	$8,745

Creative has various other credit facilities relating to overdrafts, letters of credit, bank guarantees and short term loans with several banks totaling approximately $118.1 million at June 30, 2004. Within these credit facilities, sub-limits have been set on how Creative may utilize the overall credit facilities. At June 30, 2004, $0.4 million in letters of credit and $2.0 million in bank guarantees were drawn under these facilities. Facilities under letters of credit and bank guarantees bear interest at approximately the banks’ prime rates, and for interest rates on overdraft and short term loan facilities.

NOTE 12—MINORITY INTEREST

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

NOTE 13—INTELLECTUAL PROPERTY INDEMNIFICATION OBLIGATIONS

Creative indemnifies certain customers, distributors, suppliers, and subcontractors for attorney fees and damages and costs awarded against these parties in certain circumstances in which its products are alleged to infringe third party intellectual property rights, including patents, trademarks, or copyrights. The terms of its indemnification obligations are generally perpetual from the effective date of the agreement. In certain cases, there are limits on and exceptions to its potential liability for indemnification relating to intellectual property infringement claims. Creative cannot estimate the amount of potential future payments, if any, that the company might be required to make as a result of these agreements. To date, Creative has not paid any claims. However, Creative has agreed to indemnify several of its retailers in connection with the lawsuits discussed in Note 14, “Legal Proceedings.” Creative does not expect there to be any consequent material adverse effect on its financial position or results of operations. However, there can be no assurances that Creative will not have any future financial exposure under those indemnification obligations.

NOTE 14—LEGAL PROCEEDINGS

During the course of its ordinary business operations, Creative and its subsidiaries are involved from time to time in a variety of intellectual property and other disputes, including claims against Creative alleging copyright infringement, patent infringement, contract claims, employment claims and business torts. Ongoing disputes exist with, among other entities, Compression Labs, Incorporated (a patent infringement action filed in the Eastern District of Texas against Creative Labs, Inc. and 27 other defendants); representative purchasers of Audigy sound cards against Creative Labs, Inc. (an action for unfair competition based on allegations that Creative’s packaging and advertising falsely represent the Audigy sound card’s audio processing capabilities); and representative purchasers of MP3 players against Creative Labs, Inc. (an action against manufacturers of MP3 players and retailers alleging false advertising and unfair competition in connection with reported storage capacity). Creative also from time to time receives licensing inquiries and/or threats of potential future patent claims from a variety of entities, including MPEG Audio, Lucent Technologies, MPEG LA and Dyancore Holdings.

Creative believes it has valid defenses to the various claims asserted against it, and intends to defend the actions vigorously. However, should any of these claimants prevail in their suits or claims, Creative does not expect there to be any consequent material adverse effect on its financial position or results of operations.

NOTE 15—INVESTMENTS IN ASSOCIATED COMPANY

In August 2003, SigmaTel, an equity-method investee of Creative, completed an initial public offering of its common stock in the United States. As a result of the initial public offering, Creative’s ownership percentage in SigmaTel was reduced. Even though Creative did not dispose of any of its shareholdings in the initial public offering, the dilution in Creative’s ownership percentage in SigmaTel was treated as a “deemed disposal” in accordance with US GAAP. In accordance with Staff Accounting Bulletin Topic 5H, “Accounting for Sales of Stock by a Subsidiary,” Creative recorded a non-cash gain of $23.1 million from this transaction, which represents the net increase in Creative’s share of the net assets of SigmaTel as a result of the initial public offering.

In February 2004, Creative disposed of 1.9 million shares of SigmaTel common stock in a follow-on public offering. Net proceeds from the disposal of these shares was $45.4 million and the net investment gain recognized in Creative’s results of operations in the quarter ended March 31, 2004 was $38.1 million. As a result of the disposal, Creative’s shareholdings in SigmaTel was reduced to below 20%, and as such, SigmaTel was no longer considered an equity-method investee company. The investment in SigmaTel was reclassified as available for sale investments in accordance with SFAS 115 “Accounting for Certain Investments in Debt and Equity Securities,” and carried at fair value with unrealized gains and losses recorded as a separate component of shareholders’ equity.

NOTE 16—INVESTMENTS

Net investment gain of $72.6 million in fiscal 2004 comprised $52.9 million gain from sales of investments which include $38.1 million gain from sale of interest in SigmaTel; and a $23.1 million non-cash gain on a “deemed disposal” of interests in SigmaTel, offset by $3.4 million in permanent write-downs of unquoted investments. Net investment losses of $6.0 million in fiscal 2003 include permanent write-downs of quoted and unquoted investments by $13.6 million and net gains from quoted investments of $7.6 million.

NOTE 17—BUSINESS COMBINATION

In May 2002, Creative completed the acquisition of 3Dlabs, a graphics vendor, supplying graphics accelerator solutions for professionals in Computer Aided Design, Digital Content Creation, and visual simulation markets.

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

Creative accounted for the acquisition using the purchase method of accounting and has included the results of 3Dlabs from the acquisition date of May 15, 2002. The allocation of the purchase price to in-process technology and identifiable intangible assets acquired was based on independent appraisals. The income approach, which includes an analysis of the markets, cash flows and risks associated with achieving such cash flows, was the primary technique utilized in valuing the existing technology, in-process technology and non-competition agreements. In estimating the fair value of the patents/core technology and trade name/trademarks, royalty savings approach was used.

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

NOTE 18—SEGMENT REPORTING

Creative operates primarily in one industry segment and provides advanced multimedia solutions for personal computers and personal digital entertainment products. Creative has manufacturing plants and distribution centers in Singapore, Malaysia and China, with the European distribution center located in Dublin, Ireland and the Americas distribution center located in Milpitas, California. Creative focuses its worldwide sales and marketing efforts predominantly through sales offices in North America, Europe and the Asia Pacific region.

The following is a summary of net sales by product category (in US$’000):

	Years ended June 30
	2004	2003	2002
External net sales:
Audio	$202,490	$234,734	$353,877
Speakers	183,913	158,343	165,263
Personal Digital Entertainment	268,133	124,746	73,031
Graphics & Video	68,539	86,321	48,633
Communications	30,442	44,920	70,454
Others	61,336	52,705	94,647

Consolidated	$814,853	$701,769	$805,905

The following is a summary of operations by geographical regions (in US$’000):

	Years ended June 30
	2004	2003	2002
External net sales:
Asia Pacific	$125,909	$95,711	$141,966
The Americas	378,653	343,946	390,861
Europe	310,291	262,112	273,078

Consolidated	$814,853	$701,769	$805,905

	Years ended June 30
	2004	2003	2002
Operating income (loss):
Asia Pacific	$33,106	$25,353	$11,126
The Americas	(171)	(10,744)	(5,290)
Europe	11,313	12,594	22,237

Consolidated	$44,248	$27,203	$28,073

	As of June 30
	2004	2003
Identifiable assets:

Asia Pacific	$742,139	$496,646

The Americas	123,628	89,683

Europe	75,081	60,514

Consolidated	940,848	646,843

Long-lived assets are based on the physical location of the assets at the end of each of the fiscal years. Goodwill of $92.0 million as of June 30, 2004 and 2003 was allocated to Asia Pacific region. Geographic revenue information for the three years ended June 30, 2004 is based on the location of the selling entity.

	As of June 30
	2004	2003
Identifiable assets:
Singapore	$347,549	$289,248
United States of America	123,628	89,683
Ireland	67,947	52,382
Rest of the World	401,724	215,530

Consolidated	$940,848	$646,843

	Years ended June 30
	2004	2003	2002
Revenue by geographic region:
Singapore	$66,446	$58,418	$89,458
United States of America	378,653	343,946	390,861
Ireland	310,291	260,964	272,824
Rest of the World	59,463	38,441	52,762

Consolidated	$814,853	$701,769	$805,905

Major customers: In fiscal 2004, 2003 and 2002, no customer accounted for more than 10% of net revenues. As of June 30, 2004 and 2003, two customers accounted for more than 10% of net accounts receivable and as of June 30, 2002, no customer accounted for more than 10% of net accounts receivable.

EXHIBIT B: SUPPLEMENT SCHEDULES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON FINANCIAL STATEMENT SCHEDULE

To the Board of Directors of Creative Technology Ltd.

Our audits of the consolidated financial statements referred to in our report dated September 24, 2004, appearing on page F-1 of this Annual Report on Form 20-F included an audit of the Financial Statement Schedule listed in Item 19(b) of this Form 20-F. In our opinion, this Financial Statement Schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

PricewaterhouseCoopers
Singapore.
September 24, 2004

SCHEDULE II

CREATIVE TECHNOLOGY LTD.

ALLOWANCE FOR DOUBTFUL ACCOUNTS AND SALES RETURNS

(In US$’000)

	Years ended June 30,
	2004	2003	2002
Balance at beginning of period	$18,417	$22,159	$25,221
Additions charged to consolidated statement of operations	9,033	11,102	11,579
Deductions from allowance	(6,750)	(14,844)	(15,880)
Acquisition of subsidiary	—	—	1,239

Balance at end of period	$20,700	$18,417	$22,159

EXHIBIT C: EXHIBITS

EXHIBT INDEX

Exhibit Number	Description
1.1	Memorandum and Articles of Association of Creative incorporated by reference to Exhibit 4.1 of Creative’s Registration Statement on Form F-3 (Registration No. 333-13084) as filed with the SEC on January 22, 2001.

4.1	Term Loan Agreement between Creative Technology Centre Pte Ltd and United Overseas Bank Limited dated November 21, 2002, incorporated by reference to Creative’s Annual Report on Form 20-F for the fiscal year ended June 30, 2003.

8	List of significant subsidiaries

12.1	Certification Pursuant to Rule 13a-14(a)/15d-14(a)

12.2	Certification Pursuant to Rule 13a-14(a)/15d-14(a)

13.1	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

23.1	Consent of PricewaterhouseCoopers, Independent Accountants