Form 20-F
period 2005-06-30
CREATIVE TECHNOLOGY LTD
filed 2005-10-21
CIK 888295

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                  to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

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

Ordinary Shares (par value Singapore $0.25) of Registrant outstanding at June 30, 2005: 83,593,414

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period as the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes  ☒    No  ☐

Indicate by check mark which financial statement item the registrant has elected to follow.     Item 17  ☐    Item 18  ☒

If this is an annual report, indicate by check mark whether registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act.     Yes  ☐    No  ☒

Exhibit index located on page 53

Creative, the Creative logo, and the Creative products referred to herein are either the trademarks or the registered trademarks of Creative. All other trademarks are property of their respective owners.

SAFE HARBOR STATEMENTS UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

Except for the historical information contained herein, the matters set forth are forward-looking statements and are subject to certain risks and uncertainties that could cause Creative’s actual results to differ materially. Such risks and uncertainties include: Creative’s ability to timely develop new products that gain market acceptance and to manage frequent product transitions; competitive pressures in the marketplace; exposure to excess and obsolete inventory; accelerated declines in the average selling prices of Creative’s products; Creative’s ability to successfully integrate acquisitions; potential fluctuations in quarterly results due to the seasonality of Creative’s business and the difficulty of projecting such fluctuations; possible disruption in commercial activities caused by factors outside of Creative’s control, such as terrorism, armed conflict and labor disputes; a reduction in demand for computer systems, peripherals, personal digital entertainment products and related consumer products as a result of poor economic conditions, social and political turmoil or major health concerns; the proliferation of sound functionality in new products from competitors at the application software, chip and operating system levels; the deterioration of global equity markets; Creative’s reliance on sole sources for many of its chips and other key components; component shortages which may impact Creative’s ability to meet customer demand; Creative’s ability to protect its proprietary rights; a reduction or cancellation of sales orders for Creative products; Creative’s ability to successfully manage its expanding operations; the vulnerability of certain markets to current and future currency fluctuations; the effects of restricted fuel availability and rising costs of fuel; fluctuations in the value and liquidity of Creative’s investee companies; and the potential decrease in trading volume and value of Creative’s Ordinary Shares as a result of the Flow Back Restriction that commenced on June 1, 2003 and Creative’s previous plan and any future plans to delist from NASDAQ and to eliminate its U.S. reporting obligations. For further information regarding the risks and uncertainties associated with Creative’s business, please refer to its filings with the U.S. Securities and Exchange Commission (“SEC”), including elsewhere in this annual report filed on Form 20-F. Creative undertakes no obligation to update any forward-looking statement to conform the statement to actual results or changes in Creative’s expectations.

PART I

ITEM 1:	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2:	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3:	KEY INFORMATION

SELECTED CONSOLIDATED FINANCIAL DATA

The following table contains selected data from Creative’s Consolidated Statements of Operations for the five years ended June 30, 2005. The data for the three years ended June 30, 2005 is derived from and should be read in conjunction with the consolidated financial statements and related notes thereto included elsewhere in this Annual Report. The data for the two years ended June 30, 2002 and 2001 are derived from audited financial statements which are not included in this annual report.

CONSOLIDATED STATEMENTS OF OPERATIONS DATA

(US$’000, EXCEPT PER SHARE DATA):

	For the years ended June 30
	2005	2004	2003	2002(1)	2001
Sales, net (2)	$1,224,411	$814,853	$701,769	$805,905	$1,226,068
Cost of goods sold	949,151	533,513	452,952	543,382	894,236

Gross profit	275,260	281,340	248,817	262,523	331,832
Operating expenses:
Selling, general and administrative (2)	196,258	167,588	162,839	170,122	230,417
Research and development	82,325	69,504	58,775	38,248	54,022
Other charges (3)	65,225	—	—	26,080	22,814

Operating (loss) income	(68,548)	44,248	27,203	28,073	24,579
Gain (loss) from investments, net	74,405	72,602	(6,049)	(45,414)	(148,490)
Interest income	3,571	4,592	2,623	3,612	7,905
Interest expense	(3,674)	(1,001)	(1,495)	(648)	(1,201)
Others	(4,260)	5,685	3,736	2,191	(4,288)

Income (loss) before income taxes and minority interest	1,494	126,126	26,018	(12,186)	(121,495)
Provision for income taxes (4)	(969)	8,539	(2,720)	(5,698)	(8,409)
Minority interest in loss (income)	63	(418)	79	(1,843)	(469)

Net income (loss)	$588	$134,247	$23,377	$(19,727)	$(130,373)

Basic earnings (loss) per share	$0.01	$1.66	$0.30	$(0.27)	$(1.65)

Weighted average ordinary shares outstanding (’000)	82,661	80,654	79,202	73,182	79,049

Diluted earnings (loss) per share	$0.01	$1.61	$0.29	$(0.27)	$(1.65)

Weighted average ordinary shares and equivalents outstanding (’000)	85,333	83,630	80,851	73,182	79,049

Dividends declared per share	$0.50	$0.25	$0.25	$0.25	$0.50

CONSOLIDATED BALANCE SHEET DATA (US$’000):

	As of June 30
	2005	2004	2003	2002 (1)	2001
Cash and cash equivalents	$187,246	$211,077	$232,053	$166,917	$168,157
Working capital	506,527	297,502	209,389	165,945	203,180
Total assets	1,077,474	940,848	646,843	666,378	673,980
Long-term debt, net of current maturities	209,455	35,614	39,027	16,782	22,560
Shareholders’ equity	581,132	691,497	428,837	423,952	381,886

Notes:

(1)	Financial data for fiscal year 2002 includes the results of 3Dlabs Inc., Ltd (“3Dlabs”), which was acquired during fiscal year 2002, from the date the acquisition was completed.

(2)	In fiscal year 2002, Creative adopted Emerging Issues Task Force (“EITF”) Issue No. 01-9, “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products).” As a result, certain consideration paid to distributors and resellers of its products has been reclassified as a revenue offset rather than as selling, general and administrative expense. The financial statements for fiscal year 2001 have been reclassified to conform to this presentation.

(3)	Included in the results of operations are the following other charges: in fiscal year 2005, a $65.2 million impairment charge relating to the goodwill and intangible assets of 3Dlabs; in fiscal year 2002, a $26.1 million charge for the write-off of in-process technology arising from the acquisition of 3Dlabs; and in fiscal year 2001, $22.8 million in charges, which comprised $8.4 million in restructuring charges, $3.2 million in fixed assets impairment write-downs and a $11.2 million write-off of other assets acquired from Aureal Semiconductor, Inc.

(4)	As described in Note 10 of “Notes to Consolidated Financial Statements,” Creative was granted a new Pioneer Certificate under the International Headquarters Award that will expire in March 2010. Under the new Pioneer Certificate, profits arising from qualifying activities will be exempted from income tax in Singapore, subject to certain conditions. As a result of obtaining the new Pioneer Certificate, fiscal year 2004 tax write-back includes a $12.3 million reversal of income taxes. The reversal was related to corporate taxes provided for in full for profits arising from qualifying activities from the commencement date of the new Pioneer Certificate until the second quarter of fiscal year 2004 based on the standard tax rates of 24.5% for fiscal year 2001 and 22% for fiscal years 2002 and 2003 and 20% for fiscal year 2004. These standard corporate income tax rates continue to be applicable to profits arising from activities excluded from the new Pioneer Certificate. See Operating and Financial Review and Prospects for further discussion.

DIVIDENDS

At the Annual General Meeting held on October 29, 2004, Creative’s shareholders approved an ordinary dividend of $0.25 and a special dividend of $0.25 for each outstanding ordinary share of Creative for the fiscal year ending June 30, 2005. Dividends of $41.4 million were paid on December 3, 2004 to all shareholders of record as of November 19, 2004. Creative paid an ordinary dividend of $0.25 in fiscal years 2004 and 2003, amounting to $20.2 million and $19.8 million, respectively.

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

The following table sets forth, for the periods indicated, certain information concerning the currency exchange rate as expressed in US dollars per Singapore dollar as certified for customs purposes by the Federal Reserve Bank of New York:

Fiscal years ended June 30,	At period-end	Average	High	Low
2001	0.5487	0.5667	0.5837	0.5478
2002	0.5663	0.5523	0.5663	0.5564
2003	0.5679	0.5697	0.5822	0.5545
2004	0.5804	0.5819	0.5997	0.5666
2005	0.5912	0.6012	0.6180	0.5783

Monthly highs and lows for most recent six-month period are:

Months	Highs	Lows
April	0.6121	0.6001
May	0.6111	0.6011
June	0.6030	0.5912
July	0.6048	0.5877
August	0.6075	0.5977
September	0.5974	0.5905

On October 17, 2005, each Singapore dollar equaled 0.5924 US dollars, as certified for customs purposes by the Federal Reserve Bank of New York.

RISK FACTORS

In addition to the other information and risks described elsewhere in this annual report, Creative’s business is subject to the following risks:

Creative needs to efficiently develop and introduce new products that gain market acceptance and to manage frequent product transitions in order to be competitive

The markets that Creative targets are highly competitive and are characterized by rapidly changing technologies, dynamic consumer demand, frequent new product introductions and decreasing prices. Creative’s business depends to a significant extent on its ability to cost-effectively develop and introduce new products and product enhancements for the digital entertainment market that gain market acceptance.

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

Creative faces a high level of competition in each of its product markets

Creative faces intense competition from a large number of established companies and emerging companies in the personal digital entertainment, PC audio, graphics, communications and speakers markets and semiconductor markets and expects competition to continue to intensify as these markets evolve. The industries in which Creative competes are characterized by frequent product introductions, short product lifecycles, aggressive pricing practices, downward pressure on gross margins and steady improvements in product price/performance characteristics. Many of Creative’s current and potential competitors have substantially greater financial, manufacturing, marketing, distribution and other resources. Some of Creative’s competitors may also have greater name recognition and market presence, longer operating histories, greater market power and product depth, lower cost structures and larger customer bases.

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

Continued declines in sales of audio products or increases in sales of portable digital audio players will negatively affect Creative’s gross margins and operating margins

Sale of Creative’s audio products, including the Audigy family of sound cards, generally have higher gross margins than sales of its portable digital audio players, including the Zen family of hard drive players and the MuVo family of flash players. Over the last three fiscal years, sales of personal digital entertainment products, which include portable digital audio players, have increased dramatically while sales of Creative’s audio products have declined. A continued shift in sales mix away from higher-margin audio products towards lower-margin portable audio players will adversely affect Creative’s future overall gross margin and operating margin.

A substantial proportion of Creative’s overall sales are derived from a few product categories

A limited number of Creative’s product categories account for a substantial portion of Creative’s overall sales. Sales of personal digital entertainment products represented approximately 63% of sales in fiscal year 2005, 33% of sales in fiscal year 2004 and 18% of sales in fiscal year 2003. Sales of audio products represented approximately 14% of sales in fiscal year 2005, 25% of sales in fiscal year 2004 and 33% of sales in fiscal year 2003. Sales of speakers represented approximately 14% of sales in fiscal year 2005 and 23% of sales in fiscal year 2003 and fiscal year 2004. Creative’s profitability has resulted largely from sales of products from these categories.

The markets for personal digital entertainment products are evolving rapidly and competition is particularly intense. In addition, some of Creative’s competitors in the semiconductor industry are integrating basic audio capabilities into their products for inclusion in PCs. The integration of audio capabilities into the central processing units, motherboards and/or operating systems of PCs has adversely impacted and may continue to adversely impact Creative’s ability to sell audio products, including its sound cards.

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

Because Creative must acquire components and build products based on forecasted demand, it faces substantial inventory risk

Creative must order components and build inventory in advance of customer orders for products. Because demand for the company’s products is affected by a number of factors, including market acceptance of its products, competition and general economic conditions, there is a risk that Creative may forecast demand incorrectly and produce or order from third parties excess or insufficient inventories of particular products. Creative has experienced differences between actual and forecasted demand in the past and expects differences to arise in the future. In addition, Creative’s operating results and financial condition have in the past and may in the future be materially adversely affected by the company’s ability to manage its inventory levels and respond to short-term shifts in customer demand.

Creative records a write-down for inventories of components and products that have become obsolete or are in excess of anticipated demand or net realizable value and accrues necessary reserves for cancellation fees of orders for inventories that have been cancelled. Creative recorded a write-down for inventories of components in the fourth quarter of fiscal year 2005 and, given the rapid and unpredictable pace of product obsolescence in the consumer electronics and PC industries, the company may incur inventory and related charges in the future. Such charges have had, and may have, a material adverse effect on the company’s results of operations and financial condition.

Creative acquires new technologies from time to time; acquisitions involve numerous risks and may not lead to improved operating results

Creative’s growth is dependent on growth in its target markets, its ability to enhance its products and its ability to introduce new products and product enhancements on a timely basis that gain market acceptance. Creative acquires technologies from time to time for its products from third parties through acquisitions, licenses or other means, often at substantial cost.

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

Mergers and acquisitions of high-technology companies are inherently risky and no assurance can be given that Creative’s previous or future acquisitions will be successful and will not materially adversely affect its business, operating results or financial condition. If Creative fails to successfully integrate acquisitions or achieve any anticipated benefits of an acquisition, its operations and business could be harmed.

Creative’s operating results fluctuate due to seasonal buying patterns and other factors and are not indicative of future performance

Creative’s operating results have been in the past, and will continue to be, subject to quarterly and annual fluctuations as a result of a number of factors. These factors include:

•	the seasonal buying patterns of Creative’s customers, which typically result in higher demand for Creative products in the second quarter of the fiscal year compared to the other quarters of the fiscal year;

•	the volume and timing of significant orders;

•	the timing of new product introductions by Creative and its competitors;

•	Creative’s ability to maintain appropriate inventory levels and purchase commitments;

•	variations in product costs, mix of products sold and average selling prices of products;

•	manufacturing lead times;

•	fluctuations in Creative’s gross margins;

•	fluctuations in spending on sales and marketing activities; and

•	general economic and other conditions, especially conditions that affect consumer demand for personal computers and products used with personal computers.

As a consequence, Creative’s operating results for a particular future period are difficult to predict, and therefore, prior results are not necessarily indicative of results to be expected in future periods. Many of Creative’s operating expenses are relatively fixed in the short term and Creative may be unable to rapidly adjust spending to compensate for any unexpected sales shortfall. Any of the foregoing factors, or any other factors discussed elsewhere in this annual report, could have a material adverse effect on Creative’s business, results of operations and financial condition.

Creative depends upon outside vendors and has limited supply sources for certain components of its most successful products

Creative’s sales are principally derived from its personal digital entertainment products, audio products and speaker products. Creative purchases several components for these products from third party vendors, some of whom are the sole sources for these components. Creative has experienced delays and shortages in the delivery of these components, including flash memory chips and hard disk drives, in the past and may experience them again in the future. If Creative’s vendors do not allocate a sufficient supply of high-quality components to meet Creative’s needs, Creative may be required to procure these components at a higher cost from alternative suppliers. Creative may also be forced to alter product designs to accommodate the alternative components, which may cause significant delays in the manufacturing process. In the event any delay or shortage occurs, Creative’s operations could be adversely impacted by reducing Creative’s ability to distribute its products to distributors and to meet customer demand.

Creative is subject to risks associated with substantial international operations

Sales outside the United States accounted for 57% of Creative’s net sales in fiscal year 2005. In addition, a substantial number of Creative’s products are manufactured, assembled and tested by third parties in Asia. As a result, Creative is subject to a number of risks of conducting business outside of the United States, any of which could have a material adverse impact on its results of operations, including:

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

Creative also has strategic investments in numerous companies throughout the world, including Asia and the Middle East. Creative’s financial position, results of operations, return on investments or ability to realize the anticipated benefits from a portfolio company’s technology may be adversely impacted in the future due to turmoil in international markets.

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

In November 2004, Creative entered into a five-year $175.0 million syndicated term loan facility with a group of international banks and drew down on the entire loan during fiscal year 2005. The proceeds from this facility were used primarily to fund the growth in working capital requirements arising from the growth in the company’s revenue. The loan facility contains certain financial covenants, including requirements for Creative to maintain certain working capital ratios, but does not restrict Creative’s ability to borrow or distribute earnings. Creative may decide to obtain additional working capital to better position the company for growth in the personal digital entertainment market and other markets. In such event, Creative may engage in equity or debt financing to secure additional funds.

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

Creative’s continued success is dependent on a group of key distributors and customers

Creative relies on distributors, retailers and resellers to sell its products. If Creative’s competitors offer its distributors, retailers or resellers more favorable terms or have more products available to meet demand from their customers or are able to exert greater leverage over the distributors, retailers or resellers than Creative, then Creative’s distributors, retailers and resellers may de-emphasize or decline to carry its products. If Creative is unable to maintain successful relationships with its distributors, retailers and resellers or to expand its distribution channels, its operating results and financial position will suffer.

Although during fiscal years 2005, 2004 and 2003, none of Creative’s customers accounted for more than 10% of Creative’s total worldwide sales, a reduction or delay in orders from a group of Creative’s key distributors and customers could have an adverse effect upon Creative’s operating results and financial position. As of June 30, 2005, 2004 and 2003, two customers accounted for more than 10% of net accounts receivable.

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

Creative’s success depends on its ability to successfully manage its expanding operations

In fiscal year 2005, Creative added headcount and expanded its operations around the world. The expansion of Creative’s operations is likely to place a significant strain on Creative’s managerial resources. Creative needs to implement additional operating, manufacturing and financial controls, improve coordination among engineering, manufacturing and finance functions, and hire additional personnel. As part of this process, Creative will need to install additional reporting and management information systems for production monitoring, inventory control and financial reporting. If Creative is unable to manage its expanding operations, Creative’s operating results and financial position could be adversely affected.

Creative may incur substantial costs enforcing its intellectual property rights and defending against third party claims as a result of litigation or other proceedings

Creative is a party to lawsuits in the normal course of its business. In connection with the enforcement of Creative’s own intellectual property rights or in connection with disputes relating to the validity or alleged infringement of third party rights, including patent rights, Creative has been, currently is and may in the future be, subject to claims or litigation. Any assertion of infringement against Creative may result in potentially costly litigation by Creative, may require Creative to enter into royalty arrangements with the third parties claiming infringement and may result in an injunction or award of damages against Creative.

Litigation can also be disruptive to normal business operations. Moreover, the results of legal proceedings are often difficult to predict. An unfavorable resolution of a particular lawsuit could have a material adverse effect on Creative’s business, operating results or financial condition. For additional information regarding certain of the lawsuits in which Creative is involved, see “Legal Proceedings” in Item 8 of this annual report.

Changes in environmental rules and regulations could increase Creative’s costs and impact its future operating results

Creative is subject to environmental regulations and other requirements in a number of countries. For example, beginning in August 2005, Creative will be subject to the European Union Waste Electrical and Electronic Equipment Directive as enacted by individual European Union countries, which makes producers of electrical goods responsible for the collection, recycling, treatment and disposal of covered products. In the event it is determined that Creative has not complied with applicable environmental laws and regulations, Creative may incur remediation costs, other penalties and sustain injury to its brand image. Creative’s activities also may be limited if it is unable to comply with such regulations, which could adversely affect its operating results.

Similar environmental legislation may be enacted in other geographies, including federal and state legislation in the United States, the cumulative impact of which could be significant. There is no assurance that such existing laws or future laws will not have a material adverse effect on Creative.

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

Creative is controlled by one founding shareholder

As of June 30, 2005, Mr. Sim Wong Hoo, one of Creative’s founders and its current Chief Executive Officer, beneficially owned approximately 31.1% of Creative’s outstanding ordinary shares. Because he is the largest shareholder, Mr. Sim may be able to influence the election of Creative’s directors, to determine the outcome of most corporate actions requiring shareholder approval and to control the management and affairs of Creative.

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

If Creative delists its shares from the Nasdaq National Market, investors may find it more difficult to buy or sell Creative’s ordinary shares, and if Creative ceases its U.S. public company reporting obligations, investors may find it more difficult to obtain information about Creative

In January 2003, Creative announced that it intends to delist its ordinary shares from the Nasdaq National Market, or NASDAQ, and that it will initiate steps to facilitate the elimination of its U.S. public reporting obligations. Creative’s shares would continue to be listed on the Singapore Exchange Securities Trading Limited, or the SGX-ST. In October 2004, Creative announced that it has suspended its plan to delist from NASDAQ and eliminate its U.S. public reporting obligations, but the company may initiate such steps in the future.

The delisting of Creative’s shares from the Nasdaq National Market could reduce the ability of holders of its ordinary shares to purchase or sell shares as quickly and as inexpensively as they have done historically, and may have an adverse effect on the trading price of Creative’s ordinary shares. Delisting could also adversely affect Creative’s relationships with its vendors and/or customers.

Creative currently files reports with the U.S. Securities and Exchange Commission electronically and its reports can be found at the SEC’s website. The elimination of Creative’s U.S. public reporting obligations may also make it more difficult for investors to obtain current information about Creative. If Creative decides to take steps to cease its U.S. public reporting requirements in the future and is successful in doing so, it will still be obligated to file reports under Singapore’s applicable reporting requirements, but Singapore’s applicable reporting requirements may not require the same level of disclosure as the U.S. public reporting requirements and investors may not have easy access to Creative’s Singapore-mandated reports.

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

Changes in, or interpretations of, accounting principles could result in unfavorable accounting charges

Creative prepares its consolidated financial statements in conformity with U.S. generally accepted accounting principles. These principles are subject to interpretation by the SEC and various bodies formed to interpret and create appropriate accounting principles. A change in these principles can have a significant effect on Creative’s reported results and may even retroactively affect previously reported transactions.

Creative is exposed to increased costs and risks associated with complying with Section 404 of the Sarbanes-Oxley Act

Section 404 of the Sarbanes-Oxley Act of 2002 requires that public companies in the United States evaluate and report on their systems of internal controls over financial reporting. Further, Section 404 requires the company’s independent public accountants to attest to and report on management’s evaluation of those controls. As a foreign private issuer, Creative is not required to comply with the requirements of Section 404 until the fiscal year ending June 30, 2007. Creative is currently in the process of documenting and testing its internal controls over financial reporting to comply with the requirements of Section 404. As a result, Creative is committing substantial time and resources to evaluate and assess the effectiveness of its internal controls. During this process, Creative may identify deficiencies in its system of internal controls over financial reporting that may require remediation. Creative’s evaluation and testing is ongoing, and there can be no assurance that Creative will not identify significant deficiencies or material weaknesses that would require remediation. Creative cannot provide any assurance that it will be able to satisfy the requirements related to internal controls and that its auditors will be able to provide the required attestation report regarding management’s internal control report.

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

Creative’s stock price may fluctuate because the value of its investments fluctuates

A portion of Creative’s assets includes equity investments in various companies. These companies include both publicly traded and non-publicly traded companies. The market price, valuations and carrying value of the securities that Creative holds in these companies may fluctuate due to general market conditions, volatility for technology stocks and other conditions over which Creative has no control. Fluctuations in the market price and valuations of the securities that Creative holds in other companies may result in potential price reductions of carrying values of Creative’s investee companies and fluctuations in the market price of Creative’s ordinary shares. Decreases in the value of Creative’s publicly-traded investments may reduce the amount of working capital available to Creative.

The enforceability of U.S. judgments against Creative is limited

Because substantial portions of Creative’s assets are located outside the United States, purchasers of Creative’s securities have limited assets in the United States against which they may enforce judgments of U.S. courts. As a result, purchasers of Creative’s securities who obtain judgments against Creative based upon allegations of violations of U.S. laws may be required to seek enforcement of their judgments in non-U.S. jurisdictions, such as Singapore, where Creative’s executive offices and its principal research and development operations are located. However, there is no guarantee that a court in a non-U.S. jurisdiction would enforce a U.S. judgment.

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

HISTORY AND DEVELOPMENT OF CREATIVE

Creative Technology Ltd., founded in 1981 by Mr. Sim Wong Hoo, was incorporated in Singapore as a private limited company in July 1983 and continues to maintain its principal executive offices there. From 1983 to 1988, Creative’s revenues were derived primarily from the design, manufacture and distribution of personal computers, or PCs, and related enhancement products. In 1987, as a result of intense competition and continuing price erosion in the PC market, Creative decided to concentrate its development strategy on newer, higher margin audio products. In November 1987, Creative began shipments of Game Blaster, a product designed to add music capabilities to PCs targeted at the PC games and entertainment market. This product evolved into the Sound Blaster product line that began shipping in November 1989. Revenues grew significantly, reflecting rapid market acceptance of Sound Blaster and other products in the Blaster family, which lead to Creative’s successful initial public offering in the United States. Creative’s ordinary shares began trading on the Nasdaq National Market under the symbol “CREAF” on August 3, 1992. On June 15, 1994 Creative’s shares began trading on the Singapore Exchange Securities Trading Limited.

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

Principal Capital Expenditures

Creative’s capital expenditures for property, plant and equipment for the fiscal years 2005, 2004 and 2003 were $34.2 million, $22.3 million and $21.2 million, respectively. The principal areas of capital expenditures were land and buildings, machinery, computer hardware and software in fiscal year 2005, machinery, computer hardware and software in fiscal year 2004, and land and buildings, research and development (“R&D”) equipment, machinery, computer hardware and software in fiscal year 2003.

Principal Equity Investments

Creative continually evaluates other companies, their technologies and product offerings and may make equity investments in, or establish strategic alliances with, those entities that may provide Creative with complementary products and technologies. During fiscal years 2005, 2004 and 2003, Creative made investments that totaled $17.8 million, $11.7 million and $5.5 million, respectively.

Net investment gain of $74.4 million in fiscal year 2005 comprised $86.0 million net gain from sales of investments offset by $11.6 million in write-downs of investments. The bulk of the net gain from the sales of investments was derived from sales of shares of SigmaTel, Inc (“SigmaTel”). Net investment gain of $72.6 million in fiscal year 2004 comprised $52.9 million net gain from sales of investments where the bulk of the net gain was from sales of SigmaTel shares, and a $23.1 million non-cash gain on a “deemed disposal” of interests in SigmaTel, which was then an associated company, offset by $3.4 million in write-downs of investments. Net investment losses of $6.0 million in fiscal year 2003 include write-downs of quoted and unquoted investments by $13.6 million and net gains from the sales of quoted investments of $7.6 million.

BUSINESS OVERVIEW

Creative is one of the leading providers of personal digital entertainment (“PDE”) products and products for PCs. Creative’s products include digital media players and other products used in a wide array of solutions for PC entertainment, education, music, Internet applications and services and productivity tools markets. Creative markets its products to consumers and system integrators, with worldwide distribution through traditional marketing channels, original equipment manufacturers (“OEMs”) and the Internet under a variety of trademarks, including the “MuVo®”, “Zen™” and “Blaster®” family of names. Creative’s Sound Blaster® and EAX® technologies have been established as de facto standards for multimedia enhancements for the PC.

Creative believes that its strengths in the PDE and PC market resulting from its “MuVo”, “Zen”, “Blaster” and other brand names, its extensive global distribution network, and its technology and manufacturing expertise, places it in a solid position to sell new and enhanced PDE, PC audio, speaker, and related products. Creative continues to invest in research and development activities to improve existing products and to introduce new products. It continually evaluates other companies’ technologies and product offerings and may make equity investments in, or establish strategic alliances with, those entities that can provide Creative with complementary products and technologies. To achieve low per unit costs and meet rapid time to market demands, Creative has developed in-house expertise in software and hardware development, industrial/mechanical design, chip design and high-volume manufacturing.

Creative’s Principal Products

Using proprietary technologies and industrial design expertise, Creative’s innovative hardware and applications enable consumers to experience high quality digital entertainment, especially in three core categories: PDE products, sound cards, and speakers.

Personal Digital Entertainment Products

Portable Digital Audio Players: Creative offers a broad array of products that cover the three popular storage categories for portable digital audio players: flash memory, 1-inch microdrive and high-capacity hard drive. Creative’s flash memory digital audio players aimed at consumers with an active lifestyle include the Zen and MuVo line of products, such as the Creative Zen Nano Plus, the Creative MuVo Chameleon V200, and the Creative MuVo Slim, which each feature high fidelity sound, an LCD display, an FM radio and a voice recorder. Creative’s 1-inch microdrive digital audio players include the Creative Zen Micro, the Creative Zen MicroPhoto and the Creative Zen Neeon. The Creative Zen Micro is available in ten colors and comes with variety of features. The new Creative Zen MicroPhoto features a vibrant 262,111 color OLED display that is well suited for photo viewing. The petite Creative Zen Neeon is available with backplates in ten colors and a variety of Stik-On™ designs which allow users to personalize the player. Creative’s high-capacity 1.8-inch hard drive digital audio players include the Creative Zen, the Creative Zen Sleek and the Creative Zen Vision. The Creative Zen is the higher capacity hard drive version of the Creative Zen Micro and offers a memory capacity of 20GB. The Creative Zen Sleek features an aluminum and glossy white finish with a memory capacity of 20GB. The Creative Zen Vision is a magnesium-encased player for music, photo and video with a 30GB storage capacity and can be used to listen to thousands of songs and to view pictures and videos on its 3.7-inch high resolution, 262,144 color screen.

Digital Cameras: Creative recently introduced a breakthrough in webcam design with the Creative WebCam Live! Motion which rotates vertically and horizontally to give an incredible panoramic view of up to 200° horizontally, and 105° vertically on its axis and features a 76° wide angle lens. The WebCam Live! Motion can automatically follows user movements during video instant messaging and also features a panoramic one click photo function. The 4-megapixel DiVi CAM 428 is an all-in-one mini digital camcorder which features key functions such as video recorder, digital camera, voice recorder and digital audio player.

Audio Products

Since the introduction of the original Sound Blaster in 1989, Creative has continuously improved the technology and features of its PC audio offerings. Creative most advanced sound card to date, the Sound Blaster X-Fi series of sound cards, includes the Sound Blaster X-Fi Elite Pro, the Sound Blaster X-Fi Fatal1ty FPS, the Sound Blaster X-Fi Platinum and the Sound Blaster X-Fi XtremeMusic. The Sound Blaster X-Fi Elite Pro is Creative’s top of the line sound card and features professional-quality digital-to-analog converters with 116dB SNR, an I/O module with a comprehensive selection of connectivity for audio creation, 64MB of on-board X-RAM together with all of the standard features of the rest of the family of Sound Blaster X-Fi cards. The Sound Blaster X-Fi Fatal1ty FPS was designed for gamers and is equipped with X-RAM for high performance gaming. It improves PC gamers’ frame rates and supports the latest EAX® ADVANCED HD™ 5.0. The Sound Blaster X-Fi Platinum is versatile enough to suit all digital entertainment experiences. It comes with an internal drive bay with additional, convenient front-facing input/output connectivity for headphone listening, PC gaming and audio creation. The Sound Blaster X-Fi XtremeMusic is perfect for the general user for gaming, music and movies. All four models of the Sound Blaster X-Fi come with 24-bit Crystalizer technology, X-Fi CMSS-3D, and CMSS-3D Headphone Expander technology. The 24-bit Crystalizer technology enhances music to 24-bit quality, enabling MP3s, CDs, games and other sources to sound better. The X-Fi CMSS-3D Surround technology converts basic stereo content into multi-channel in real-time to maximize the experience from multi-channel speakers and even deliver incredible virtual surround over 2-speakers or headphones. The CMSS-3D Headphone Expander technology enhances the listener’s audio experience by making the sound appear to come from external speakers instead of headphones pressing right against the listener’s ears.

Speakers

To provide a complete audio solution for music, gaming and movie enthusiasts, Creative offers a complete range of high-quality satellite and subwoofer speaker systems for the PC. Current models include: the Creative Inspire T3030 and T6060 which features a unique two-way satellite design and T-series tweeter for performance and clarity, the TravelDock and TravelSound range of portable speakers such as the TravelDock Zen Micro which incorporates an integrated slot for the Zen Micro and also operates as a 2-in-1 docking and charging station, the TravelDock 900 which connects to any digital audio players, the TravelSound 400 with a novel 180° swivel design which can be rotated out of the way for speaker protection and automatic power-off, and the TravelSound 250 with a dual-angle swivel enclosure to allow users to adjust the speakers for optimum audio projection. All TravelDock and TravelSound speakers are equipped with NeoTitanium micro drivers for maximum music enjoyment.

Other Products

Headphones and Headsets: Creative offers a wide range of headphones and headsets including noise-canceling headphones and wireless headphones and headsets for music, home entertainment, gaming and professional or studio purposes.

Graphic Accelerator Cards: Through its subsidiary, 3Dlabs, Creative offers graphics cards and graphics solutions for the high-end graphics market, including the 3Dlabs’ Wildcat series of graphics accelerators.

Communications Products: Broadxent Pte Ltd. (“Broadxent”), a Creative subsidiary, offers wireless modems and broadband Internet access solutions, such as DSL modems and bridging/routing devices.

Musical Instrument Products: E-mu Systems, Inc. (“E-mu”), a Creative subsidiary, designs, manufactures and markets electronic musical instruments, computer controlled sound and multimedia solutions, professional digital sampling systems and digital sampling players under the E-mu brand name. Current products include the E-mu Xboard 25-key and 49-key Professional USB/MIDI Controllers which feature full-size velocity sensitive keyboards with aftertouch, 16 programmable real-time controllers, Xboard Control editing software, and E-mu’s new Proteus X LE Desktop Sound Module with over 1,000 sounds.

Input Devices: Creative offers various models of optical mice, including wired and wireless optical mice, as well as wireless keyboards.

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

Creative’s sales, by geographical region, expressed as a percentage of total external sales are as follows:

	Fiscal years ended June 30,
	2005	2004	2003
The Americas	43%	47%	49%
Europe	38%	38%	37%
Asia Pacific	19%	15%	14%

Creative distributes its products in North America predominantly through Creative Labs and through other subsidiaries, including 3Dlabs, Broadxent and Cambridge SoundWorks. The distribution of products in Europe is carried out principally through Creative’s wholly-owned European distribution center in Dublin, Ireland, where manufacturing, distribution and customer support operations are conducted. In order to focus its products more directly on satisfying local market needs, and to enhance and support existing distribution arrangements, Creative also utilizes wholly-owned sales and marketing agencies in certain European countries including: the United Kingdom, France, Germany, Belgium, the Netherlands, Spain, Denmark, Sweden, Italy, Poland and Portugal. In Asia, Creative distributes its products through its headquarters in Singapore and its subsidiaries and affiliated companies in Australia, China, Hong Kong, Japan, Malaysia and Taiwan.

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

OEM sales

Creative’s primary OEM focus has been to sell and support its family of sound cards, MP3 players, speakers and workstation graphics to OEMs who incorporate its cards into their PCs and workstations and bundle its speakers. Creative products are either included as a part of a pre-configured feature in some OEM system configurations or offered as an upgrade option that the end customer can specify. The OEMs can sell these PDE products either as a bundle with their systems or as stand-alone units.

Customer support

Creative maintains customer support centers in the United States, Ireland and Singapore to provide multilingual support to purchasers of Creative’s products in the United States and Europe via telephone, fax and various on-line services. Support center representatives answer questions regarding product specifications, availability, installation and use. Product specifications, technical information and various levels of support are also available through Creative’s Internet web site at www.creative.com. In addition, Creative provides extensive programming support to developers of PC Games software used for the creation of PC games that incorporate Sound Blaster EAX support.

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

Manufacturing

Central to Creative’s pricing strategy is its ability to manufacture high-quality, sophisticated products in commercial volumes at a relatively low cost at its facilities in Malaysia and China, using modern surface mount technology assembly lines. To minimize component costs and to enable Creative to price its products competitively, Creative relies extensively on in-house research and development and strict control of the manufacturing process. In order to balance manufacturing capacity requirements, Creative also utilizes, and expects to continue to utilize, a number of subcontractors in Singapore, Malaysia and China. These subcontractors assemble speakers, PDE products and provide board assembly functions during periods of peak demand. This flexibility between in-house and third party manufacturing allows Creative to lower its fixed manufacturing costs, thereby reducing per unit cost, while meeting rapid time-to-market demands.

Research And Development

Creative has maintained its research and development department (“R&D Department”) at its Singapore headquarters and in the U.S., U.K., China and India. As part of its overall policy of developing a broad range of multimedia technologies for the consumer electronics and PC markets, Creative has made a number of strategic acquisitions, including 3Dlabs, Cambridge SoundWorks, Broadxent, E-mu, Ensoniq and Silicon Engineering Inc. The efforts of the R&D Department have been critical in Creative’s development of its products and resulted in several new products, including the latest Sound Blaster X-Fi product line, which includes CMSS-3D, 24-bit Crystalizer and SuperRip technologies, PDE products, including the Zen and MuVo lines of portable digital audio players and media players and the WebCam and PC-CAM line of portable digital cameras, and the new lines of Gigaworks speakers, I-Trigue speakers, and expanding on existing Inspire speakers, Cambridge SoundWorks MegaWorks and the portable Creative TravelSound MP3.

To remain competitive, Creative believes that it will need to continue to invest significant resources in research and development to enhance existing products and to develop new technologies and products. In fiscal years 2005, 2004 and 2003, Creative spent $82.3 million, $69.5 million, and $58.8 million, respectively, on research and development. Some of the technologies and products currently being developed by Creative include next generation audio products that incorporate high definition audio for the PC, multi-speaker surround sound, enhancements to the 24-bit Advanced HD and EAX Advanced HD standard, digital MP3 signal processing technologies, new PDE products including digital cameras and digital audio players, and a new line of digital speakers. One of Creative’s subsidiaries, Broadxent, continues to develop broadband Internet access solutions, such as DSL modems and bridging/routing devices. 3Dlabs designs sophisticated programmable graphics processors that are among some of the most complex silicon devices in the industry. These chips are at the heart of 3Dlabs’ Wildcat and Wildcat Realizm families of professional workstation graphics accelerators which are used by designers and artists throughout the world. In developing new products, Creative strives to design technologies, products and processes that provide greater consumer functionality, ease of use, lower cost of production, and better performance. In addition to in-house research and development efforts, Creative continues to license and purchase relevant technologies in the normal course of its business.

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

In August 2005, Creative was awarded a patent by the U.S. Patent and Trademark Office, Patent no. 6,928,433. This patent covers the user interface of portable media players and enables users of such devices to efficiently and intuitively navigate among and select tracks on the device.

Seasonality

Creative’s sales are seasonal. Creative typically experiences higher demand for its products in the second quarter of the fiscal year compared to the other quarters of the fiscal year, due primarily to the back to school buying season and the year-end holiday shopping season.

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

•	for Creative’s PDE products: 3-Com, Aiptek, A-MAX Technology, Apple Computer, Archos Technology, Best Data Products, Canon, Casio, Dell, Digitalway, D-Link, Ezonics, I-Jam Multimedia, I/O Magic, Iomega, i-River, Kodak, Lexar, Logitech, Micro Innovations, Olympus, Panasonic, Philips, Polaroid, PNY, Thompson Consumer Electronics, Samsung, Sandisk, Sony, Veo and Toshiba;

•	for Creative’s audio products, Sound Blaster boards and chipsets: Analog Devices, ESS Technology Inc., Guillemot International, Intel, I/O Magic Corporation, M-Audio, Roland, SigmaTel, Terratec, Turtle Beach, Yamaha, VIA Technologies, C-Media, Realtek and Onkyo;

•	in the speaker market: Altec Lansing, Bose, Cyber Acoustics, General Electric, Harmon Multimedia/JBL, Jenson, Kinyo, Klipsch, Logitech/Labtec, Philips, Plantronics, Sony, Yamaha and several non-branded Chinese manufacturers;

•	in the workstation graphics market: ATI Technologies, NVIDIA and PNY Technologies; and

•	in the communications market: ActionTec, Arescom, Best Data Products, Com21, Efficient, Linksys, Motorola, Scientific Atlantic, 3Com (US Robotics), Toshiba, Westell, Zoom Telephonics and Zyxel.

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

PROPERTY, PLANTS AND EQUIPMENT

Creative’s headquarters, research and development, international sales and marketing, and engineering facilities are located in Singapore. Creative has manufacturing plants in Malaysia and China.

The following is a description of Creative’s leased properties as of June 30, 2005:

Location	Description of Property	Area Sq. Ft.	Lease Expiration
Singapore	Land for corporate headquarters building	267,863	2024
Beijing, China	Office	46,807	2008
Shanghai, China	Office	21,170	2006
Stillwater, Oklahoma, USA	Office and warehouse	58,720	2007
Fremont, California, USA	Office and warehouse	177,005	2006
Scotts Valley, California, USA	Office, R&D center and warehouse	46,048	2010
Madison, Alabama, USA	Office	47,283	2006
Andover, Massachusetts, USA	Office and R&D center	26,053	2007
Westwood, Massachusetts, USA	Warehouse	108,000	2006

Creative also currently leases an aggregate of approximately 105,000 square feet of office space for smaller sales offices in Australia, Belgium, China, Denmark, France, Germany, Hong Kong, Italy, Japan, Poland, Portugal, Spain, Sweden, Taiwan, Dubai, Malaysia, the United Kingdom, and the United States. In addition, Cambridge SoundWorks operates 22 retail stores with an aggregate of approximately 69,000 square feet in California,

Connecticut, Massachusetts and New Hampshire. Leases for these smaller sales offices are subject to lease agreements expiring between 2005 to 2009.

Creative Technology Centre Pte. Ltd., a subsidiary of Creative, owns the 663,000 square foot corporate headquarters building on leased land in Singapore. This facility is being utilized for offices, research and development and warehousing. In addition, Creative also owns two office buildings in Milpitas, California that total approximately 88,000 square feet. Creative also has office, production and warehouse facilities of approximately 100,000 square feet in Dublin, Ireland, 1,037,000 square feet in Malaysia and 269,000 square feet in China. Creative owns approximately 5 acres of land for its facilities in Ireland, approximately 3.5 acres of land for its facilities in U.S., approximately 30 acres of land for its facilities in Malaysia and approximately 58 acres of land for its facilities in China.

Creative believes that all of its properties are in good condition and suitable for the purposes for which they are used.

ITEM 5:	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

GENERAL

Operating and Financial Review and Prospects is based upon Creative’s consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Management believes the following critical accounting policies affect its more significant estimates and assumptions used in the preparation of its consolidated financial statements:

Revenue recognition;

Allowances for doubtful accounts, returns and discounts;

Product warranties;

Valuation of inventories;

Valuation of investments;

Valuation of goodwill and other intangible assets;

Assessment of the probability of the outcome of current litigation; and

Accounting for income taxes.

REVENUE RECOGNITION

Revenue from product sales is recognised when persuasive evidence of an arrangement exists, title and risk of loss have been transferred, delivery has occurred, the price is fixed or determinable, and collection is probable. Allowances are provided for estimated returns, discounts and warranties. Management analyzes historical returns, current economic trends and changes in customer demand and acceptance of its products when evaluating the adequacy of the sales returns allowance. Such allowances are adjusted periodically to reflect actual and anticipated experience. When recognizing revenue, Creative records estimated reductions to revenue for customer and distributor programs and incentive offerings, including price protection, promotions, other volume-based incentives and rebates. Significant management judgement and estimates must be used in connection with establishing these allowances in any accounting period. Creative may take action when necessary in response to market conditions to increase customer incentive offerings, possibly resulting in an incremental reduction of revenue at the time the incentive is offered.

ALLOWANCES FOR DOUBTFUL ACCOUNTS, RETURNS AND DISCOUNTS

Creative distributes its products primarily through third party resellers. Creative establishes allowances for doubtful accounts, returns and discounts for specifically identified doubtful accounts, returns and discounts based on credit profiles of its customers, current economic trends, contractual terms and conditions and historical payment, return and discount experience. Management performs ongoing credit evaluations of customers’ financial condition and uses letters of credit in certain circumstances. Credit insurance coverage is obtained when coverage is available and feasible. However, Creative is not able to procure credit insurance coverage for all customers as insurers have excluded certain customers and geographic markets. In the event actual returns, discounts and bad debts differ from the company’s estimates, or Creative adjusts these estimates in future periods, its operating results and financial position could be adversely affected.

PRODUCT WARRANTIES

The warranty period for the bulk of Creative’s products typically ranges between 1 to 3 years. The product warranty accrual reflects management’s best estimate of probable liability under its product warranties. Management determines the warranty provision based on known product failures (if any), historical experience, and other currently available evidence. If actual experience of product returns or cost of repair differ from the management’s estimates, revisions to the estimated warranty liability would be required and could have a material effect on Creative’s future results of operations.

VALUATION OF INVENTORIES

Creative states inventories at the lower of cost or market. The company records a write-down for inventories of components and products which have become obsolete or are in excess of anticipated demand or net realizable value. Management performs a detailed assessment of inventory at each balance sheet date to establish provisions for excess and obsolete inventories. Management’s evaluation includes a review of, among other factors, historical sales, current economic trends, forecasted sales, demand requirements, product lifecycle and product development plans, quality issues, and current inventory levels. The markets for PC peripherals and PDE products are subject to a rapid and unpredictable pace of product and component obsolescence and demand changes. If future demand or market conditions for the company’s products are less favorable than forecasted or if unforeseen technological changes negatively impact the utility of component inventory, Creative may be required to record write-downs which would negatively affect gross margins in the period when the write-downs are recorded and its operating results and financial position could be adversely affected.

VALUATION OF INVESTMENTS

Creative holds equity investments in various companies from less than 1% to 100% of the issuer’s outstanding capital stock. Investments in companies in which Creative acquires more than 50% of the outstanding capital stock, or which are under Creative’s effective control, are treated as investments in subsidiaries, and the balance sheets and results of operations are fully consolidated after making an allowance for any minority interests. Companies in which Creative’s investments total between 20% and 50% of such company’s capital stock are treated as associated companies and recorded on an equity basis, whereby the cost of investment is adjusted to recognise Creative’s share of all post-acquisition results of operations.

As for investments of less than 20%, non-quoted investments are carried at cost, less provisions for permanent impairment where necessary, and quoted investments are reported at fair value with the unrealised gains and losses included as a separate component of shareholders’ equity. The investment portfolio is monitored on a periodic basis for impairment. Creative’s investments in these companies are inherently risky because the markets for the technologies or products they have under development are typically in the early stages and may never develop. In the event that the carrying value of an investment exceeds its fair value and the decline in value is determined to be other-than-temporary, an impairment charge is recorded and a new cost basis for the investment is established. Fair values for investments in public companies are determined using quoted market prices. Fair values for investments in privately-held companies are estimated based upon one or more of the following: pricing models using historical and forecasted financial information and current market rates, liquidation values, the values of recent rounds of financing or quoted market prices of comparable public companies.

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

VALUATION OF GOODWILL AND OTHER INTANGIBLE ASSETS

Creative uses the purchase method of accounting for business combinations, in line with Financial Accounting Standards Board’s (“FASB”) Statement of Financial Accounting Standard (“SFAS”) No. 141 “Business Combinations.” The purchase method of accounting for acquisitions requires extensive use of accounting estimates and judgments to allocate the purchase price paid to the fair value of the net tangible and intangible assets acquired, including in-process technology. The allocation of the purchase price is based on independent appraisals. The amounts and useful lives assigned to intangible assets could impact future amortization. The amount assigned to in-process technology is expensed immediately. If the assumptions and estimates used to allocate the purchase price are not correct, purchase price adjustments or future asset impairment charges could be required.

Creative reviews goodwill and purchased intangible assets with indefinite lives for impairment annually and whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets.” Factors that Creative may consider important which could trigger an impairment review include the following:

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

When the existence of one or more of the above factors indicate that the carrying value of goodwill and other intangibles assets may be impaired, Creative measures the amount of impairment based on a combination of market comparable method, and projected discounted cash flow method using a discount rate determined by the management commensurate with the risk inherent in Creative’s current business model. Additionally, in response to changes in the PC peripherals and consumer electronics industries and changes in global or regional economic conditions, Creative may strategically realign its resources and consider restructuring, disposing, or otherwise exiting businesses, which could result in an impairment of property, plant and equipment, identifiable intangibles or goodwill.

ASSESSMENT OF THE PROBABILITY OF THE OUTCOME OF CURRENT LITIGATION

Creative records accruals for loss contingencies when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated.

ACCOUNTING FOR INCOME TAXES

In preparing the financial statements, Creative estimates its income taxes for each of the jurisdictions in which it operates. This involves estimating the actual current tax exposure and assessing temporary differences resulting from differing treatment of items, such as reserves and accruals for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within Creative’s consolidated balance sheet.

Significant management judgment is required in determining the provision for income taxes, deferred tax assets and liabilities and future taxable income for purposes of assessing the ability to realize any future benefit from its deferred tax assets. Creative provides for a valuation allowance with regard to its deferred tax assets as management believes that a substantial uncertainty exists regarding the realizability of these assets.

RESULTS OF OPERATIONS

The following table sets forth, for the periods indicated, selected statement of operations data as a percentage of sales:

	Years ended June 30
	2005	2004	2003
Sales, net	100%	100%	100%
Cost of goods sold	78	65	65

Gross profit	22	35	35

Operating expenses:
Selling, general and administrative	16	21	23
Research and development	7	8	8
Other charges	5	—	—

Operating (loss) income	(6)	6	4

Gain (loss) from investments, net	6	9	(1)
Interest income	—	—	—
Interest expense	—	—	—
Others	—	1	1

Income before income taxes and minority interest	—	16	4

Provision for income taxes	—	1	(1)
Minority interest in loss (income)	—	—	—

Net income	—%	17%	3%

The following table sets forth Creative’s net sales, by product category expressed as a percentage of sales for the past three fiscal years:

	Years ended June 30
	2005	2004	2003
Audio	14%	25%	33%
Speakers	14%	23%	23%
Personal Digital Entertainment	63%	33%	18%
Others	9%	19%	26%

YEAR ENDED JUNE 30, 2005 COMPARED TO YEAR ENDED JUNE 30, 2004

Net sales

Net sales for the year ended June 30, 2005 increased by 50% compared to the year ended June 30, 2004. The revenue increase was mainly attributable to a substantial increase in sales of digital audio players. Sales of personal digital entertainment (“PDE”) products, which include digital audio players and web cameras, increased by 187% compared to fiscal year 2004 and represented 63% of sales in fiscal year 2005 compared to 33% of sales in fiscal year 2004. The strong demand for PDE products was driven by a number of factors, including the global marketing campaign launched in November 2004, competitive pricing of the Zen Micro hard drive player and the MuVo family of flash players and increased retail distribution of PDE products due to an increased demand worldwide for digital audio players and web cameras. Sales of audio products, which consist of Sound Blaster audio cards and chipsets, decreased by 18% compared to fiscal year 2004, and as a percentage of sales, represented 14% of sales in fiscal year 2005 compared to 25% in fiscal year 2004. The decrease in audio sales was primarily due to lower sales of low-end audio products, which have been negatively impacted by sales of integrated motherboard audio solutions in value PCs. Creative believes that the introduction of its Xtreme Fidelity audio technology and Sound Blaster X-Fi sound cards will set a new standard for audio in music, movies and video games and will reverse the decline in its audio business. Sales of speakers decreased marginally by 4% in fiscal year 2005 compared to fiscal year 2004 and represented 14% of sales in fiscal year 2005 compared to 23% of sales in fiscal year 2004. Sales from all other products, which include graphics products, communication products, accessories and other miscellaneous items, decreased by 29% compared to fiscal year 2004 and as a percentage of sales, represented 9% of sales in fiscal year 2005 compared to 19% of sales in fiscal year 2004. The decrease was primarily attributable to decreases in sales of graphics and communication products due to delays in the launch of new products by 3Dlabs and intense competition.

Gross profit

Gross profit in fiscal year 2005 was 22.5% of sales compared to 34.5% in fiscal year 2004. The decrease in gross profit was primarily attributable to the following: the mix of products sold in fiscal year 2005 with a higher percentage of sales coming from digital audio players, which generally have lower gross profit margins, and a lower percentage of sales coming from higher margin audio products; a write down in inventory due to a decline in the value of certain components including flash memory and hard drives; and significant price reductions on various digital audio players during the third and fourth quarters of fiscal year 2005. The markets in which Creative competes, especially the market for digital audio players, are characterized by intense competition and aggressive pricing practices. The price reductions on digital audio players were consistent with Creative’s competitive pricing strategy to solidify its position and to become a long-term leader in the market.

Operating expenses

Selling, general and administrative (“SG&A”) expenses in fiscal year 2005 increased by 17% compared to fiscal year 2004. The increase in SG&A expenses was mainly attributable to an increase in sales volume and an increase in sales and marketing expenses, including the launch of a global marketing campaign. As a percentage of sales, SG&A expenses were 16% of sales compared to 21% of sales in fiscal year 2004.

Research and development (“R&D”) expenses increased by 18% compared to fiscal year 2004, primarily due to an increase in spending on product development. As a percentage of sales, R&D expenses were 7% of sales in fiscal year 2005 compared to 8% in fiscal year 2004.

The impairment of goodwill and intangible assets of $65.2 million in fiscal year 2005 resulted from a review of the goodwill and intangible assets of 3Dlabs during the second quarter of fiscal year 2005. In accordance with SFAS No. 142, Creative reviews goodwill and purchased intangible assets with indefinite lives for impairment annually and whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. Creative typically performs its annual impairment assessment for goodwill and other intangible assets in the fourth quarter of its fiscal year. However, during the second quarter of fiscal year 2005, management noted that the revenue of 3Dlabs continued to perform below expectations due to delays in the launch of new products. As such, in accordance with SFAS No. 142, an impairment test was performed on the goodwill and other intangible assets that were acquired in connection with the acquisition of 3Dlabs in May 2002. An independent assessor was engaged to perform the impairment review. The fair value was determined based on a combination of the projected discounted cash flow method and the market comparable method whereby market multiples of 3Dlabs were compared to the market multiples of other publicly traded companies in similar lines of business. The conclusion of the impairment review was that the fair value of 3Dlabs could no longer support the carrying value of the remaining goodwill and other intangible assets associated with them. As a result, Creative recorded a goodwill impairment charge of $62.5 million and other intangible assets impairment charge of $2.7 million in the second quarter of fiscal year 2005 (see Note 3 of “Notes to Consolidated Financial Statements”). As at the end of fiscal year 2005, Creative concluded that there had not been any significant change in the fair value of the intangible assets since the second quarter of fiscal year 2005.

Net investment gain (loss)

Net investment gain of $74.4 million in fiscal year 2005 comprised $86.0 million net gain from sales of investments offset by $11.6 million in write-downs of investments. The bulk of the net gain from the sales of investments was derived from sales of shares of SigmaTel, Inc (“SigmaTel”). Net investment gains of $72.6 million in fiscal year 2004 comprised $52.9 million net gain from sales of investments and a $23.1 million non-cash gain on a “deemed disposal” of interests in SigmaTel, which was then an associated company, offset by $3.4 million in write-downs of investments. The “deemed disposal” of interests in SigmaTel resulted from SigmaTel’s initial public offering of common stock in the United States. As a result of SigmaTel’s initial public offering, Creative’s ownership percentage in the company was reduced even though Creative did not dispose any of its shareholdings during the initial public offering. This reduction was treated in accordance with U.S. GAAP as a “deemed disposal,” which represents the net increase in Creative’s share of the net assets of SigmaTel, as a result of the initial public offering. The net gain of $52.9 million in fiscal year 2004 from sales of investments includes a $38.1 million net gain from sales of interests in SigmaTel where it ceased to be an equity-method investee company (see Note 14 of “Notes to Consolidated Financial Statements”).

As part of its long-term business strategy, from time to time, Creative makes strategic equity investments in companies that can provide Creative with technologies or products that management believes will give Creative a competitive advantage in the markets in which Creative competes.

Net interest

Net interest for fiscal year 2005 was an expense of $0.1 million compared to net interest income of $3.6 million for fiscal year 2004. The decrease in net interest income by $3.7 million was mainly due to lower average cash balance and additional interest expense arising from the five-year $175.0 million syndicated term loan that was drawn-down in fiscal year 2005.

Others

Others was an expense of $4.3 million in fiscal year 2005 compared to income of $5.7 million in fiscal year 2004. Net expense in fiscal year 2005 include an exchange loss of $4.2 million compared to a gain of $4.5 million in fiscal year 2004, and Creative’s share of equity-method investees’ losses of $1.6 million in fiscal year 2005 compared to its share of equity-method investees’ gains of $0.3 million in fiscal year 2004.

Provision for income taxes

Provision for income taxes of foreign subsidiaries is based on the corporate income tax rates of the country in which the subsidiary is located. Net operating profits from some of Creative’s subsidiaries may not be used to offset the net operating losses incurred by other subsidiaries from a different tax jurisdiction. In Singapore, Creative was granted a new Pioneer Certificate under the International Headquarters Award that will expire in March 2010. Profits arising from qualifying activities under the new Pioneer Certificate will be exempted from income tax, subject to certain conditions. The Singapore corporate income tax rate of 20% is applicable to the profits excluded from the new Pioneer Certificate.

In fiscal year 2004, tax write-back includes a $12.3 million reversal of income taxes. The reversal was related to corporate taxes provided for in full for profits arising from qualifying activities from the commencement date of the new Pioneer Certificate until the second quarter of fiscal year 2004, based on the standard tax rates of 24.5% for fiscal year 2001, 22% for fiscal years 2002 and 2003, and 20% for fiscal year 2004.

YEAR ENDED JUNE 30, 2004 COMPARED TO YEAR ENDED JUNE 30, 2003

Net sales

Net sales for the year ended June 30, 2004 increased by 16% compared to the year ended June 30, 2003. The revenue increase was mainly attributable to demand for PDE products, high-end audio products and speaker products. Sales of PDE products increased by 115% compared to fiscal year 2003 and comprised 33% of sales compared to 18% in fiscal year 2003. In fiscal year 2004, Creative launched a number of new digital audio players and expanded its existing MuVo family of flash players and Zen family of hard drive players which helped the company to strengthen its market share in digital audio players. The significant increase in PDE sales in fiscal year 2004 was driven by strong demand for MuVo flash players, MuVo2 hard drive players and the Jukebox Zen. Audio product sales declined by 14% compared to fiscal year 2003, and as a percentage of sales, represented 25% of sales in fiscal year 2004 compared to 33% in fiscal year 2003. Sales for high-end retail audio products such as the Audigy line of products, were higher in fiscal year 2004 compared to fiscal year 2003. However, overall audio sales in fiscal year 2004 were lower compared to fiscal year 2003 primarily due to a drop in sales through original equipment manufacturers, particularly sales of low-end audio products. Sales of speakers increased by 16% in fiscal year 2004 compared to fiscal year 2003 mainly due to strong demand for new models of high-end GigaWorks speakers, I-Trigue speakers and portable TravelSound speakers. As a percentage of sales, speakers remained at 23% of sales in fiscal year 2004 compared to fiscal year 2003. Sales from all other products, which includes graphics products, communication products, accessories and other miscellaneous items, decreased by 13% compared to fiscal year 2003, and as a percentage of sales, accounted for 19% of sales in fiscal year 2004 compared to 26% in fiscal year 2003. The decrease was primarily attributable to decreases in sales of graphics products due to intense competition and lower sales of communication products, which were higher in fiscal year 2003 due to a major deal to supply broadband modems to a customer between March 2002 and September 2002.

Gross profit

Gross profit in fiscal year 2004 was 34.5% of sales compared to 35.5% in fiscal year 2003. The decrease in gross profit was primarily attributable to the mix of products sold in fiscal year 2004 with a higher percentage of sales coming from PDE products and a lower percentage of sales coming from audio products.

Operating expenses

SG&A expenses in fiscal year 2004 increased marginally by 3% compared to fiscal year 2003. The increase in SG&A expenses was mainly attributable to an increase in sales and marketing expenses, which were in line with the increase in net sales, and an increase in expenses related to the company’s European operations due to the strengthening of the Euro compared to the U.S. dollar during fiscal year 2004. As a percentage of sales, SG&A expenses were 21% of sales compared to 23% of sales in fiscal year 2003. R&D expenses increased by 18% primarily due to an increase in resources to develop new products. As a percentage of sales, R&D expenses remained at 8% of sales in fiscal year 2004 compared to fiscal year 2003.

Net investment gain (loss)

Net investment gain of $72.6 million in fiscal year 2004 comprised $52.9 million gain from sales of investments and a $23.1 million non-cash gain on a “deemed disposal” of interests in SigmaTel offset by $3.4 million in write-downs of unquoted investments. The net gain of $52.9 million in fiscal year 2004 from sales of investments includes a $38.1 million net gain from the sale of interests in SigmaTel (see Note 14 of “Notes to Consolidated Financial

Statements”). Net investment loss of $6.0 million in fiscal year 2003 included write-downs of quoted and unquoted investments of $13.6 million offset partially by net gains of $7.6 million from the sale of quoted investments.

Net interest

Net interest income of $3.6 million in fiscal year 2004 increased by $2.5 million compared to $1.1 million in fiscal year 2003. The increase was mainly due to higher average cash balance and interest rates in fiscal year 2004 compared to fiscal year 2003.

Others

Other income of $5.7 million in fiscal year 2004 increased by $2.0 million compared to $3.7 million in fiscal year 2003. The increase was mainly due to an increase in Creative’s share of equity-method investees’ profits by $2.5 million to $0.3 million in fiscal year 2004 compared to its share of losses of $2.2 million in fiscal year 2003. Exchange gain was reduced by $0.9 million to $4.5 million in fiscal year 2004 compared to $5.4 million in fiscal year 2003.

Provision for income taxes

Creative was granted a new Pioneer Certificate under the International Headquarters Award that will expire in March 2010. Under the new Pioneer Certificate, profits arising from qualifying activities will be exempted from income tax in Singapore, subject to certain conditions. As a result of obtaining the new Pioneer Certificate, fiscal year 2004 tax write-back includes a $12.3 million reversal of income taxes. The reversal was related to corporate taxes provided for in full for profits arising from qualifying activities from the commencement date of the new Pioneer Certificate until the second quarter of fiscal year 2004, based on the standard tax rates of 24.5% for fiscal year 2001, 22% for fiscal years 2002 and 2003, and 20% for fiscal year 2004. These standard corporate income tax rates continue to be applicable to profits arising from activities excluded from the new Pioneer Certificate. Excluding the $12.3 million reversal of income taxes, Creative’s provision for income taxes for fiscal year 2004 as a percentage of operating income was 8% compared to 10% in the prior fiscal year. The lower tax provision in fiscal year 2004 was primarily due to changes in the mix of taxable income arising from various geographical regions and the new Pioneer Certificate granted to Creative.

QUARTERLY RESULTS

The following is a summary of Creative’s unaudited quarterly results for the eight quarters ended June 30, 2005, together with the percentage of sales represented by such results. Consistent with the PC peripherals and digital entertainment markets, demand for Creative’s products is generally stronger in the quarter ended December 31, compared to any other quarter of the fiscal year due to consumer buying patterns. In management’s opinion, the results detailed below have been prepared on a basis consistent with the audited financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information for the periods presented when read in conjunction with the financial statements and notes thereto contained elsewhere herein. Creative’s business is seasonal in nature and the quarterly results are not necessarily indicative of the results to be achieved in future quarters.

	Unaudited data for quarters ended (in US$’000 except per share data)
	Jun 30 2005	Mar 31 2005	Dec 31 2004	Sep 30 2004	Jun 30 2004	Mar 31 2004	Dec 31 2003	Sep 30 2003
Sales, net	$305,409	$333,840	$375,142	$210,020	$201,780	$201,835	$250,422	$160,816
Cost of goods sold	274,417	256,519	273,398	144,817	135,393	132,278	161,494	104,348

Gross profit	30,992	77,321	101,744	65,203	66,387	69,557	88,928	56,468
Operating expenses:
Selling, general and administrative	48,051	51,208	56,931	40,068	40,686	42,477	47,108	37,317
Research and development	20,300	19,687	22,620	19,718	18,940	18,926	16,800	14,838
Other charges	—	—	65,225	—	—	—	—	—

Operating (loss) income	(37,359)	6,426	(43,032)	5,417	6,761	8,154	25,020	4,313
Net gain (loss) from investments	9,304	14,766	51,539	(1,204)	(224)	48,319	937	23,570
Interest income	967	1,243	651	710	1,719	1,702	546	625
Interest expense	(1,792)	(1,275)	(456)	(151)	(231)	(202)	(275)	(293)
Others	(4,796)	(5,728)	5,555	709	(700)	15	4,988	1,382

(Loss) income before income taxes and minority interest	(33,676)	15,432	14,257	5,481	7,325	57,988	31,216	29,597
Provision for income taxes	1,855	(53)	(2,236)	(535)	(604)	(773)	10,433	(517)
Minority interest in (income) loss	(123)	534	(178)	(170)	(90)	(168)	(165)	5

Net (loss) income	$(31,944)	$15,913	$11,843	$4,776	$6,631	$57,047	$41,484	$29,085

Basic (loss) earnings per share	$(0.38)	$0.19	$0.14	$0.06	$0.08	$0.70	$0.52	$0.36

Weighted average ordinary shares outstanding (‘000)	83,576	83,307	82,320	81,443	81,236	80,955	80,522	79,902

Diluted (loss) earnings per share	$(0.38)	$0.18	$0.14	$0.06	$0.08	$0.68	$0.50	$0.35

Weighted average ordinary shares and equivalents outstanding (‘000)	83,576	86,274	85,930	84,237	83,960	84,237	83,683	82,638

	Unaudited data for quarters ended (as a percentage of sales)
	Jun 30 2005	Mar 31 2005	Dec 31 2004	Sep 30 2004	Jun 30 2004	Mar 31 2004	Dec 31 2003	Sep 30 2003
Sales, net	100%	100%	100%	100%	100%	100%	100%	100%
Cost of goods sold	90	77	73	69	67	66	64	65

Gross profit	10	23	27	31	33	34	36	35
Operating Expenses:
Selling, general and administrative	16	15	15	19	20	21	19	23
Research and development	6	6	6	10	10	9	7	9
Other charges	—	—	17	—	—	—	—	—

Operating (loss) income	(12)	2	(11)	2	3	4	10	3
Net gain (loss) from investments	3	5	14	(1)	—	24	1	15
Interest income	—	—	—	—	1	1	—	—
Interest expense	—	—	—	—	—	—	—	—
Others	(2)	(2)	1	1	(1)	—	2	1

(Loss) income before income taxes and minority interest	(11)	5	4	2	3	29	13	19
Provision for income taxes	1	—	(1)	—	—	(1)	4	(1)
Minority interest in (income) loss	—	—	—	—	—	—	—	—

Net (loss) income	(10)%	5%	3%	2%	3%	28%	17%	18%

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents at June 30, 2005 were $187.2 million, a decrease of $23.9 million compared to the balance of $211.1 million at June 30, 2004.

Operating Activities

Net cash used in operating activities during fiscal year 2005 was $208.5 million compared with $20.7 million in fiscal year 2004. The cash used in operating activities of $208.5 million was mainly due to a $96.2 million net increase in accounts receivable and other assets and prepaid expenses and a $212.0 million net increase in inventory. As of June 30, 2005, Creative had $395.9 million in inventory compared to $183.9 million in inventory as of June 30, 2004. Creative built up its inventory to better position the company to take advantage of the expanding markets for digital audio players and to support the strong revenue growth that the company expects. However, due to softer than expected demand for digital audio players in the second half of fiscal year 2005, Creative’s inventory levels were higher than anticipated in the third and fourth quarters. Cash used in operating activities was offset partially by $19.7 million in adjustments for non-cash items and a net increase in accounts payable and accrued and other liabilities of $80.5 million. The $19.7 million in adjustments for non-cash items comprises mainly $27.9 million of depreciation and amortization, $11.6 million in write-offs of investments and other non-current assets, $85.8 million in net gains from the disposal of investments, and $65.2 million in impairment of goodwill and intangible assets.

Net cash used in operating activities during fiscal year 2004 was $20.7 million compared with net cash generated of $99.7 million in fiscal year 2003. The cash used in operating activities of $20.7 million was mainly due to adjustments for non-cash items of $41.5 million, a $42.2 million increase in accounts receivable and other assets and prepaid expenses and a $103.5 million net increase in inventory in response to the anticipated strong year over year growth in demand, especially for PDE products, and to support the launch of new products for the holiday season. Cash used in operating activities was offset partially by a net increase of $41.7 million in accounts payable and accrued and other liabilities. The $41.5 million in adjustments to non-cash items include $25.9 million of depreciation and amortization, a $52.9 million gain from the disposal of investments and interests in an associated company, and a non-cash gain of $23.1 million arising from the deemed disposal of interests in an associated company, (see Note 14 of “Notes to Consolidated Financial Statements”).

Investing Activities

Net cash provided by investing activities during fiscal year 2005 was $42.5 million compared with $24.1 million in fiscal year 2004. The $42.5 million cash provided in fiscal year 2005 comprised mainly proceeds from the sale of investments amounting to $98.1 million, offset partially by net capital expenditures of $34.2 million and the purchase of investments amounting to $17.8 million.

Net cash provided by investing activities during fiscal year 2004 was $24.1 million compared with cash used of $12.3 million in fiscal year 2003. The $24.1 million cash provided in fiscal year 2004 comprised mainly proceeds from the sale of investments and interests in an associated company amounting to $69.1 million, offset partially by net capital expenditures of $15.6 million, the purchase of investments amounting to $11.7 million, and a net increase in other non-current assets of $17.6 million, relating mainly to the costs of new technologies acquired and additional investments in associated companies.

Financing Activities

Net cash provided by financing activities during fiscal year 2005 was $142.2 million compared with cash used of $24.3 million in fiscal year 2004. Cash provided by financing activities of $142.2 million primarily consisted of $175.0 million in proceeds from the draw-down of a five year $175.0 million syndicated term loan facility with a group of international banks and proceeds from the exercise of ordinary share options amounting to $14.8 million, offset partially by a dividend payment of $41.4 million (see Note 8 of “Notes to Consolidated Financial Statements”) to shareholders.

During fiscal year 2004, $24.3 million was used for financing activities compared with $22.3 million in fiscal year 2003. Cash used for financing activities primarily consisted of $20.2 million for a dividend payment (see Note 8 of “Notes to Consolidated Financial Statements”) to shareholders and $11.6 million for the repayment of debt obligations, which includes a $9.0 million prepayment of principal and accrued interest by 3Dlabs for a subordinated convertible note issued to an investor. Cash used in financing activities was offset partially by $9.4 million in proceeds from the exercise of share options.

Current and Expected Liquidity

In November 2004, Creative signed a five-year $175.0 million syndicated term loan facility with a group of international banks. The proceeds from this facility were used primarily to fund the growth in working capital requirements arising from the growth in the company’s revenue. In fiscal year 2005, Creative drew down on the entire $175.0 million from this loan facility.

As of June 30, 2005, in addition to its cash reserves and excluding long term loans, Creative has credit facilities totaling $113.9 million for overdrafts, guarantees, letters of credit and fixed short-term loans, of which approximately $111.9 million were unutilized.

As part of its long-term business strategy, from time to time, Creative makes strategic equity investments in companies that can provide Creative with technologies or products that management believes will give Creative a competitive advantage in the markets in which Creative competes.

Management believes that Creative has adequate resources to meet its projected working capital and other cash needs for at least the next twelve months. To date, inflation has not had a significant impact on Creative’s operating results.

Debt Obligations

In November 2004, Creative signed a five-year $175.0 million syndicated term loan facility with a group of international banks. The proceeds from this facility were used primarily to fund the growth in working capital requirements arising from the growth in the company’s revenue. The facility is unsecured and bears interest at LIBOR plus a margin of 0.45% for the first three years and LIBOR plus a margin of 0.95% for the remaining two years. The loan facility contains certain financial covenants, including requirements for Creative to maintain certain ratios for its working capital, but does not restrict Creative’s ability to borrow or distribute earnings. In the second quarter of fiscal year 2005, Creative drew down $100.0 million from this loan facility and the remaining balance of $75.0 million was drawn down in the third fiscal quarter.

On November 21, 2002, Creative Technology Centre Pte Ltd (“CTC”), a Singapore subsidiary of Creative, entered into a nine-year term loan facility for up to S$54.0 million ($32.0 million) with a bank. The loan is repayable in thirty-six quarterly installments of S$1.5 million ($0.9 million). The repayment commenced on March 31, 2003. The interest on the outstanding loan balance is based on bank’s floating rate plus a margin of 1.5%. The interest rate charged for fiscal year 2005 was at 3.51%. The loan is secured by a first mortgage on Creative’s headquarters building in Singapore and by way of a fixed and floating charge over all assets of CTC. At June 30, 2005, S$39.0 million ($23.1 million) was outstanding.

Creative has various other credit facilities relating to overdrafts, letters of credit, bank guarantees and short term loans with several banks totaling approximately $113.9 million at June 30, 2005. Within these credit facilities, sub-limits have been set on how Creative may utilize the overall credit facilities. At June 30, 2005, $0.2 million in letters of credit and $1.8 million in bank guarantees were drawn under these facilities. Facilities under letters of credit, bank guarantees, overdraft and short-term loan bear interest at approximately the banks’ prime rates.

Foreign Currency

The functional currency of Creative and its subsidiaries is predominantly the U.S. dollar and, accordingly, gains and losses resulting from the translation of monetary assets and liabilities denominated in currencies other than the U.S. dollar are reflected in the determination of net income or loss. From time to time, Creative enters into forward exchange contracts to reduce its exposure to foreign exchange translation gains and losses. Forward exchange contracts are marked to market each period and the resulting gains and losses are included in the determination of net income or loss. No forward exchange contracts were outstanding at June 30, 2005. At June 30, 2005, 50% of Creative’s cash and cash equivalents were in US$, 28% in Euro, 3% in S$ and 19% in other currencies.

RESEARCH AND DEVELOPMENT

For a discussion on Creative’s research and development activities, please see Item 4 “Business Overview.”

OFF-BALANCE SHEET ARRANGEMENTS

Creative was not a party to any off-balance sheet arrangement in fiscal year 2005 and is not currently a party to any off balance sheet arrangement.

CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

The following table presents the contractual obligations and commercial commitments of Creative as of June 30, 2005:

	Payments Due by Period (US$’000)
	Total	Less than 1 year	1 to 3 years	4 to 5 years	After 5 years
Contractual Obligations
Long Term Debt	$198,111	$3,556	$7,111	$182,111	$5,333
Capital Lease Obligations	4,715	3,827	888	—	—
Operating Leases	27,824	8,648	5,385	1,909	11,882
Unconditional Purchase Obligations	44,939	44,939	—	—	—
Other Obligations	5,481	5,003	478	—	—

Total Contractual Cash Obligations	$281,070	$65,973	$13,862	$184,020	$17,215

Unconditional purchase obligations are defined as contractual obligations for purchase of goods or services, which are enforceable and legally binding on the Company and that specify all significant terms, including fixed or minimum quantities to be purchased, fixed, minimum or variable price provisions and the approximate timing of the transaction. The expected timing of payment of the obligations set forth above is estimated based on current information. Timing of payments and actual amounts paid may be different depending on the time of receipt of goods or services or changes to agreed-upon amounts for some obligations.

As of June 30, 2005, Creative has utilized approximately $2.0 million under guarantees and letters of credit.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

Please refer to Note 1 of “Notes to Consolidated Financial Statements” for the discussion of recently issued accounting pronouncements.

ITEM 6:	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

Creative’s Directors and Executive Officers as of August 19, 2005 were as follows:

Name	Age	Position	Year First Appointed	Year Current Term Expires
Sim Wong Hoo (1)(2)	50	Chairman of the Board and Chief Executive Officer	1981	—
Tan Lip-Bu (1)(2)	45	Director	1990	2005
Tang Chun Choy (3)	57	Director	1990	2007
Lee Kheng Nam (1)(2)(3)	57	Director	1991	2006
Ng Kai Wa (3)	49	Director	2005	2005
Ng Keh Long	46	Chief Financial Officer	—	—

(1)	Member of Compensation Committee

(2)	Member of Option Committee for each of Creative Technology (1999) Share Option Scheme and 1999 Employee Share Purchase Plan (as defined in Item 6 below).

(3)	Member of Audit Committee

SIM WONG HOO founded Creative in Singapore in 1981 and has been its Chairman of the Board and Chief Executive Officer since its inception.

TAN LIP-BU became a Director of Creative in 1990. He is the Founder and Chairman of Walden International, a leading international venture capital firm that manages over US$1.6 billion in committed capital. Mr. Tan has been active in the venture capital business in the United States since the 1980’s and has been a lead investor and/or a board member in more than 50 companies, mostly in telecommunications, semiconductor/components and enterprise software related industries. Listed companies of which he is a director include Cadence Design Systems, Centillium Communications, Flextronics, Integrated Silicon Solutions, Leadis, Semiconductor Manufacturing International Corporation (“SMIC”) and SINA. Mr. Tan is also a board member of the National Venture Captial Association (NVCA), a member of the Committee of 100 in the United States, and a member of the Visiting Committee for the Department of Electrical Engineering and Computer Science at the Massachusetts Institute of Technology.

TANG CHUN CHOY became a Director of Creative in 1990. He has more than 30 years of venture capital, banking, operational and engineering experience. He spent the last 15 years with Walden International and was its Co-Founder and Vice Chairman. Prior to joining the Walden Group in 1989, Mr. Tang was with the then Chemical Bank for 10 years and his last position, from 1985 to 1988 was its General Manager, based in Singapore. He has also held various management and executive positions at Chemical Bank’s offices in New York and Jakarta from 1981 to 1985. Earlier in his career, from 1971 to 1976, Mr. Tang was a Senior Engineer and Project Coordinator at Esso Singapore Pte Ltd. He holds directorships in several public and private companies. Mr. Tang holds a Bachelor of Engineering Degree (Hons) from the then University of Singapore and a Master of Business Administration Degree from the University of British Columbia.

LEE KHENG NAM became a Director of Creative in 1991. He is currently the Chairman of Advantec Pte Ltd, an investment holding company. From March 1995 to February 2004, Mr Lee was the President of Vertex Management Pte Ltd and executive director of Vertex Venture Holdings Ltd, which are wholly-owned subsidiaries of Singapore Technologies Pte Ltd (“ST”) engaged in the venture capital direct investment and fund management business. Mr. Lee is a Director of a number of public corporations, including United Test and Assembly Centre Ltd and China Finance Online Ltd, and had served as a Director of several other public corporations engaged in the technology and telecommunication sectors including Centillium Communications Inc, Chartered Semiconductor Manufacturing Ltd, GRIC Communications Inc., Gemplus International S.A. and ActivCard Corp. Prior to joining ST, Mr. Lee was with NatSteel group as the Manager of the Project Development Department and the Ministry of National Development where he was Deputy Director of Planning. Mr. Lee holds a Bachelor of Science degree in Mechanical Engineering Degree (First Class Honors) from Queen’s University, Canada and a Master of Science degree in Operations Research & Systems Analysis from the U.S. Naval Postgraduate School.

NG KAI WA became a Director of Creative in 2005. He has been the Co-founder, Chairman and Chief Executive Officer of InnoMedia Pte Ltd since 1995. InnoMedia is a leading supplier of broadband IP Telephony solutions that deliver high quality-voice and video over IP network, targeted to the broadband service providers, enterprises, consumers and OEM customers. Prior to that, he was the Co-founder, Chief Technology Officer and Vice Chairman of the Board of Creative Technology Ltd. Mr. Ng holds an Executive Master of Business Administration Degree from the National University of Singapore and a Diploma in Electronic and Electrical Engineering from Ngee Ann Polytechnic.

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

Creative has proposed to pay three of its non-executive Directors namely, Messrs Tan Lip-Bu, Tang Chun Choy and Lee Kheng Nam S$40,000 (US$24,000) each for fees and reimbursement of any expenses incurred in connection with attendance at Board, Board committee or general meetings of the Company.

The Company’s Articles of Association provide that all Directors except Executive Directors are to retire at least once every three years by rotation if they are appointed by the Company at general meeting. The same Articles of Association also provide that a Director appointed by the Board of Directors will retire at the next general meeting of shareholders.

COMPENSATION

The following table sets forth the aggregate base salary, fees and bonuses paid, or proposed by Creative, for services rendered by all executive officers and directors for fiscal year 2005.

Number of Persons in Group	Base Salary/Fees	Bonuses
All executive officers as a group (2 persons)	$439,000	$430,000
All executive officers and directors as a group (6 persons)	$510,000	$430,000

BOARD COMMITTEES

Audit Committee

The Audit Committee of the Board of Directors was formed in 1992. The members of the Committee, all of whom are non-executive directors, are as follows:

Lee Kheng Nam (Chairman)

Tang Chun Choy

Ng Kai Wa

In performing its functions, the Committee reviews the audit plan and the overall scope of work of the external auditors. It met with the auditors to discuss the results of their examination and their recommendations to improve the system of internal accounting controls of Creative and its subsidiaries that came to their attention during the course of the audit. The Committee also reviews the Balance Sheet of the Company and the consolidated financial statements of the Group as well as the auditors’ report thereon.

The Board of Directors has determined that each member of the Audit Committee has sufficient knowledge in financial and auditing matters to serve on the Audit Committee and that each member of the Audit Committee meets the independence requirements of the Nasdaq National Market listing standards and the applicable rules and regulations of the SEC. In addition, the Board has determined that Mr. Lee Kheng Nam and Mr. Tang Chun Choy are audit committee financial experts as defined by the applicable rules and regulations of the SEC.

Compensation and Option Committee

The Compensation and Option Committee of the Board of Directors oversees executive compensation and development at Creative. It establishes compensation policies for key executives, reviews the salaries, bonuses and incentives for key executives and approves share options for executives. The members of the Compensation and Option Committee are Mr. Sim Wong Hoo, Mr. Tan Lip-Bu and Mr. Lee Kheng Nam.

EMPLOYEES

Creative had approximately 7,780 full-time employees as of June 30, 2005 compared to approximately 4,700 full-time employees as of June 30, 2004. The geographical distribution of these employees was 76% in Asia, 16% in the Americas and 8% in Europe, while the functional distribution was 61% in manufacturing, 15% in selling, marketing and customer support, 17% in research and development, and 7% in administrative and other. Creative believes that its future success will largely depend upon its ability to continue to attract, retain, train and motivate highly skilled and dedicated employees. None of Creative’s employees is represented by a labor union and Creative has not experienced any work stoppages in the past. Creative believes that its employee relations are good.

SHARE OWNERSHIP

The following table sets forth certain information regarding the beneficial ownership of Creative’s ordinary shares by executive officers and directors as of August 19, 2005.

	Ordinary Shares Beneficially Owned
Name	Number (1)	Percent Of Total Outstanding Shares (2)
Sim Wong Hoo	25,984,602	31.1%
Tan Lip-Bu	85,000	*
Tang Chun Choy	20,000	*
Lee Kheng Nam	10,000	*
Ng Kai Wa	2,362,005	2.8%
All officers and directors as a group	29,649,982	35.4%

Note: * means less than 1%

(1)	Except as otherwise noted, each person or entity named in the table has sole voting and investment power with respect to all ordinary shares listed as owned by such person or entity. Shares beneficially owned include shares that may be acquired pursuant to the exercise of fully-vested options or warrants issued by Creative that are exercisable within 60 days of August 19, 2005.

(2)	Percentage of Total Outstanding Shares is calculated separately for each person and assumes, for the purpose of the calculation, that shares issuable upon exercise of options or warrants exercisable within 60 days of August 19, 2005 held by such person (but no other shareholders) have been issued as of such date.

Creative Employee Share Purchase Plan

As approved by the shareholders in November 1999, Creative adopted the 1999 Employee Share Purchase Plan that permits substantially all employees to purchase ordinary shares of Creative. Participating employees may purchase ordinary shares through regular payroll deductions accumulated during each offering period at a purchase price of 85% of the lower of the fair market value on the offering date or on the purchase date. Each offering period consists of four six months purchase periods, except for the first purchase period in the first offering period, which was four months. A total of 1.0 million ordinary shares were reserved for issuance under this plan. In addition, on each July 1, the aggregate number of ordinary shares reserved for issuance under the plan shall be increased automatically by 1% of the total number of outstanding ordinary shares of Creative on the immediately preceding June 30; provided that the aggregate shares reserved under this plan shall not exceed 5.0 million shares.

In fiscal years 2004 and 2003, 137,900 and 282,700 shares, respectively, were issued at a weighted average exercise price of $5.71 and $5.24 per share under Creative’s Employee Share Purchase Plan respectively.

No shares were issued under Creative’s Employee Share Purchase Plan in fiscal year 2005.

Creative Employee Stock Option Plans

Creative Technology (1999) Share Option Scheme (“1999 Scheme”) was approved by the shareholders on December 30, 1998. The 1999 Scheme allows options to be granted to full-time employees as well as consultants and non-executive directors. The total number of shares that may be granted under the 1999 Scheme is 7.5 million, provided that such amount shall be automatically increased on the first day (July 1) of each of the five fiscal years ending June 30, 2001, 2002, 2003, 2004 and 2005 by four percent of the issued share capital of Creative as at the last day of the immediate preceding fiscal year. The Option Committee, made up of the Board of Directors, has the discretion to decide the vesting schedule in the letter of offer. If it is not specifically stated in the letter of offer, 1/4 of the total amount of shares underlying the grant vest on the first anniversary of the grant date and 1/48 of the total amount of the grant on the last day of each calendar month thereafter. The exercise price of options granted under the 1999 Scheme may be less than the fair market value of the shares as of the date of grant and the options expire after the tenth anniversary of the date of grant, except in the case of options granted to participants other than employees, whose options expire not later than the fifth anniversary of the date of grant.

In fiscal year 2005, no options were granted under the 1999 Scheme.

In fiscal year 2004, Creative granted 0.15 million options at fair market value under the 1999 Scheme at a weighted average exercise price of $10.14.

In fiscal year 2003, Creative granted 0.38 million options at fair market value under the 1999 Scheme at a weighted average exercise price of $6.99.

ITEM 7:	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

The following table sets forth certain information regarding the ownership of Creative’s ordinary shares by each person who is known by Creative to own beneficially more than 5% of its outstanding ordinary shares as of August 19, 2005.

	Shares Beneficially Owned
	Number of Shares (1)	Percentage of Total Outstanding Shares (2)
Sim Wong Hoo	25,984,602	31.1%
Causeway Capital Management LLC.	4,588,224	5.5%

(1)	Except as otherwise noted, each person or entity named in the table has sole voting and investment power with respect to all ordinary shares listed as owned by such person or entity. Shares beneficially owned include shares that may be acquired pursuant to the exercise of fully vested options or warrants issued by Creative that are exercisable within 60 days of August 19, 2005.

(2)	Percentage of Total Outstanding Shares is calculated separately for each person and assumes, for the purpose of the calculation, that shares issuable upon exercise of options or warrants exercisable within 60 days of August 19, 2005 held by such person (but no other shareholders) have been issued as of such date.

As of August 19, 2005, there were approximately 14,963 shareholders of record of the ordinary shares, of which approximately 265 were registered in the US, and approximately 14,698 in Singapore. Because many of the US shares are held by brokers and other institutions on behalf of shareholders, Creative is unable to estimate the total number of shareholders represented by these US record holders.

RELATED PARTY TRANSACTIONS

In fiscal year 2005, Creative procured advertisement production services from a company in which a director, Sim Wong Hoo, is deemed to have a substantial interest. The services provided to Creative for the year amounted to $175,000 and were negotiated under normal commercial terms.

A company controlled by a director, Ng Kai Wa, has an existing rental agreement with a subsidiary of Creative. The agreement was entered into in January 2003, which was prior to Ng Kai Wa’s appointment as a director of Creative in June 2005. The rental received by Creative was $189,000 in fiscal year 2005.

ITEM 8:	FINANCIAL INFORMATION

The following financial statements of the company and the auditors’ report appear under Item 19 “EXHIBITS” on pages F-1 through F-24 and S-1 through S-2.

•	Report of Independent Registered Public Accounting Firm.

•	Consolidated Balance Sheets at June 30, 2005 and 2004.

•	Consolidated Statements of Operations for the years ended June 30, 2005, 2004 and 2003.

•	Consolidated Statements of Cash Flows for the years ended June 30, 2005, 2004 and 2003.

•	Consolidated Statements of Stockholders’ Equity for the years ended June 30, 2005, 2004 and 2003.

•	Notes to Consolidated Financial Statements.

•	Report of Independent Accountants on Financial Statement Schedule.

•	Schedule II – Allowance for Doubtful Accounts and Sales Returns.

LEGAL PROCEEDINGS

During the course of its ordinary business operations, Creative and its subsidiaries are involved from time to time in a variety of intellectual property and other disputes, including claims against Creative alleging copyright infringement, patent infringement, contract claims, employment claims and business torts. Ongoing disputes exist with, among other entities, Compression Labs, Incorporated (a patent infringement action filed in the Eastern District of Texas, U.S., against Creative Labs, Inc. and 27 other defendants); Sviluppo del’elettronica S.I.S.V.E.L. S.P.A. and its wholly owned U.S. subsidiary, Audio MPEG, Inc. (legal proceedings in the Netherlands, Germany and the Eastern District of Virginia, U.S., each alleging that Creative’s MP3 technology violates patents managed by S.I.S.V.E.L.); and representative purchasers of MP3 players (an action alleging false advertising and unfair competition in connection with reported storage capacity). From time to time, Creative also receives licensing inquiries and/or threats of potential future patent claims from a variety of entities, including, Lucent Technologies, MPEG LA, Dyancore Holdings and Advanced Audio Devices.

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

STOCK MARKET INFORMATION

Creative’s ordinary shares have been traded on the NASDAQ National Market (“NASDAQ”) since August 3, 1992, under the symbol “CREAF.” Creative’s ordinary shares have been traded on the Singapore Exchange (“SGX-ST”) since June 15, 1994. In January 2003, Creative announced that it intends to move to a single primary stock exchange listing on the SGX-ST. Consequently, Creative intends to delist its ordinary shares from NASDAQ and will initiate steps that can facilitate the elimination of its U.S. public reporting obligations. On June 1, 2003, a flow back restriction was commenced. The flow back restriction stops the electronic transfer of Creative’s ordinary shares from the register of The Central Depository (Pte) Limited in Singapore to accounts with brokers located in the United States. The delisting of Creative ordinary shares from NASDAQ would not affect the status of Creative’s shares on the SGX-ST. In October 2004, Creative announced that it has suspended its plan to delist from NASDAQ. Creative will keep shareholders informed in the event that the company decides to resume such plans.

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

	NASDAQ (Price in US$/Share)		SGX-ST (Price in Singapore $/Share)
	High	Low	High	Low
Annual High and Low
Fiscal 2001	23.81	8.10	41.00	14.90
Fiscal 2002	15.05	4.20	27.90	8.15
Fiscal 2003	10.50	5.65	18.90	10.10
Fiscal 2004	12.59	7.73	20.40	13.80
Fiscal 2005	16.89	6.46	27.20	11.00

Quarterly High and Low
Fiscal Year 2004:
First Quarter	11.08	7.73	19.00	13.80
Second Quarter	11.29	9.97	19.30	17.00
Third Quarter	12.59	10.11	20.40	17.10
Fourth Quarter	11.34	9.35	18.90	16.10

Fiscal Year 2005:
First Quarter	11.50	9.50	19.00	16.80
Second Quarter	15.66	11.05	24.40	18.30
Third Quarter	16.89	9.40	27.20	15.90
Fourth Quarter	10.26	6.46	17.00	11.00

Monthly High and Low:
March 2005	11.78	9.40	19.20	15.90
April 2005	10.26	8.23	17.00	14.00
May 2005	8.87	7.89	14.30	13.20
June 2005	7.84	6.46	13.30	11.00
July 2005	7.90	6.38	13.70	11.00
August 2005	8.22	7.03	13.30	11.80

As of August 19, 2005, there were approximately 14,963 shareholders of record of the ordinary shares, of which approximately 265 were registered in the US, and approximately 14,698 in Singapore. Because many of the US shares are held by brokers and other institutions on behalf of shareholders, Creative is unable to estimate the total number of shareholders represented by these US record holders.

On August 19, 2005, the closing price of Creative’s ordinary shares on the NASDAQ National Market was $7.80 and on the SGX-ST was S$12.90.

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

The directors may at any time, and from time to time, appoint any person to be a director, either to fill a casual vacancy or as an addition to the existing directors. Any directors so appointed shall hold office only until the next annual general meeting, but shall then be eligible for re-election and shall not be taken into account in determining the directors who are to retire by rotation at that meeting.

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

The company shall have a first and paramount lien on shares and dividends from time to time declared in respect of such shares but such lien shall be restricted to unpaid calls and installments upon the specific shares in respect of which such monies are due and unpaid, and to such amounts as the company may be called upon by law to pay in respect of the shares of the member or deceased member.

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

MATERIAL CONTRACTS

In November 2004, Creative signed a five-year $175.0 million syndicated term loan facility with a group of international banks. The proceeds from this facility were used primarily to fund the growth in working capital requirements arising from the growth in the company’s revenue. The facility is unsecured and bears interest at LIBOR plus a margin of 0.45% for the first three years and LIBOR plus a margin of 0.95% for the remaining two years. The loan facility contains certain financial covenants, including requirements for Creative to maintain certain ratios for its working capital, but does not restrict Creative’s ability to borrow or distribute earnings. In fiscal year 2005, Creative drew down on the entire $175.0 million from this loan facility.

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

Creative was granted a new Pioneer Certificate under the International Headquarters Award that will expire in March 2010. The Pioneer Certificate exempts income from qualifying activities from tax in Singapore, subject to certain conditions. The qualifying activities include management of intellectual property, research and development activities, global/ regional functions such as brand management, corporate marketing etc, and sales of qualifying products. Under the new Pioneer Certificate, qualifying pioneer profits for fiscal years 2001, 2002, 2003, 2004 and 2005 would be exempted from tax in Singapore. Non-pioneer profits for fiscal years 2001, 2002, 2003, 2004 and 2005 would be subject to Singapore corporate tax at the prevailing corporate tax rate (2001 – 24.5%, 2002 and 2003 – 22% and 2004 and 2005 – 20%).

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

Equity Price Risks: Creative is exposed to equity price risk on its quoted investments. An aggregate 10% reduction in market prices of Creative’s investments in quoted investments, based on a sensitivity analysis of the balance as of June 30, 2005, would have a $11.6 million adverse effect on Creative’s results of operations and financial position. Creative’s results of operations for the fiscal year 2004 included $3.4 million of losses from write-downs of unquoted investments.

Interest Rate Risk: Changes in interest rates could impact Creative’s anticipated interest income on its cash equivalents and interest expense on its debt. Due to the short duration of Creative cash deposits and terms of its debt, an immediate 10% increase in interest rates would not have a material adverse impact on Creative’s future operating results and cash flows.

Foreign Currency Exchange Risk in the Rate of Exchange of Reporting Currency Relative to US$: The functional currency of Creative and its subsidiaries is predominantly the U.S. dollar and, accordingly, gains and losses resulting from the translation of monetary assets and liabilities denominated in currencies other than the U.S. dollar are reflected in the determination of net income or loss. From time to time, Creative enters into forward exchange contracts to reduce its exposure to foreign exchange translation gains and losses. Forward exchange contracts are marked to market each period and the resulting gains and losses are included in the determination of net income or loss. No forward exchange contracts were outstanding at June 30, 2005. Included in others for fiscal year 2005 is an exchange loss of $4.2 million compared to a gain of $4.5 million and $5.4 million in fiscal years 2004 and 2003, respectively.

At June 30, 2005, the monetary assets and liabilities of Creative are denominated in the following currencies:

	Approximate Percentage of $ Balance Denominated in:
	US$	S$	EURO	Other Currencies
Cash and cash equivalents	50%	3%	28%	19%
Accounts receivable, less allowances	64%	—	20%	16%
Total current liabilities	75%	13%	4%	8%
Long-term obligations	90%	10%	—	—

The exchange rates for the S$ and Euro utilized in translating the balance sheet at June 30, 2005, expressed in US$ per one S$ and Euro was 0.5926 and 1.2092, respectively.

An aggregate decline of 10% in foreign currency exchange rates relative to US$, based on a sensitivity analysis of foreign currency denominated cash and cash equivalents and accounts receivable balances as of June 30, 2005, would have a $9.3 million and $5.9 million adverse effect on Creative’s results of operations and financial position.

ITEM 12:	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13:	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14:	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15:	CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures: Based on the management’s evaluation (with the participation of the Chief Executive Officer and Chief Financial Officer), the Chief Executive Officer and Chief Financial Officer have concluded that as of June 30, 2005, the company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, (the “Exchange Act”)) are effective to provide reasonable assurance that information required to be disclosed in this annual report on Form 20-F is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

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

During fiscal year 2005, no waivers or amendments were made to the code of ethics for any officer, director or employee of the company.

ITEM 16C:	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees paid or accrued for the audit and other services rendered to Creative by Creative’s independent principal accountant for fiscal years 2005 and 2004 (in US$’000):

	As of June 30
	2005	2004
Audit fees	$1,025	$996
Audit-related fees	—	—
Tax fees	661	531
All other fees	105	101

Total	$1,791	$1,628

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

Audit Committee’s Pre-Approval Policies and Procedures

The Audit Committee has adopted a policy requiring pre-approval by the committee of all services, audit and non-audit, to be provided by its independent auditor. In accordance with that policy, the Audit Committee reviews and pre-approves the scope and the cost of all audit and permissible non-audit services performed by the independent auditors, other than those for de minimus services which are approved by the Audit Committee prior to the completion of the audit. All of the services provided by the principal accountant during the last two fiscal years have been approved by the Audit Committee.

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

CREATIVE TECHNOLOGY LTD.

/S/ NG KEH LONG
Ng Keh Long Chief Financial Officer Date: October 21, 2005

EXHIBIT A: FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND

SHAREHOLDERS OF CREATIVE TECHNOLOGY LTD.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of cash flows and of shareholders’ equity present fairly, in all material respects, the financial position of Creative Technology Ltd. and its subsidiaries at June 30, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of Creative’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers

Singapore

September 26, 2005

CREATIVE TECHNOLOGY LTD.

CONSOLIDATED BALANCE SHEETS

(In US$’000, except per share data)

	June 30, 2005	June 30, 2004
ASSETS
Current assets:
Cash and cash equivalents	$187,246	$211,077
Accounts receivable, less allowances of $21,288 and $20,700	163,184	85,456
Inventory	395,886	183,899
Other assets and prepaids	43,144	27,156

Total current assets	789,460	507,588
Property and equipment, net	117,187	106,198
Investments	125,914	209,291
Other non-current assets	44,913	117,771

Total Assets	$1,077,474	$940,848

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$151,070	$86,179
Accrued liabilities	103,768	88,542
Income taxes payable	20,712	28,160
Current portion of long term obligations and others	7,383	7,205

Total current liabilities	282,933	210,086

Long term obligations	209,455	35,614

Minority interest in subsidiaries	3,954	3,651

Shareholders’ equity:
Ordinary shares (’000); S$0.25 par value;
Authorized: 200,000 shares
Outstanding: 83,593 and 81,369 shares	8,286	7,952
Additional paid-in capital	337,990	323,660
Unrealized holding gains on investments	65,280	151,153
Deferred share compensation	(378)	(1,991)
Retained earnings	169,954	210,723

Total shareholders’ equity	581,132	691,497

Total Liabilities and Shareholders’ Equity	$1,077,474	$940,848

The accompanying notes are an integral part of these consolidated financial statements.

CREATIVE TECHNOLOGY LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In US$’000, except per share data)

	Years ended June 30
	2005	2004	2003
Sales, net	$1,224,411	$814,853	$701,769
Cost of goods sold	949,151	533,513	452,952

Gross profit	275,260	281,340	248,817
Operating expenses:
Selling, general and administrative	196,258	167,588	162,839
Research and development	82,325	69,504	58,775
Other charges	65,225	—	—

Operating (loss) income	(68,548)	44,248	27,203
Gain (loss) from investments, net	74,405	72,602	(6,049)
Interest income	3,571	4,592	2,623
Interest expense	(3,674)	(1,001)	(1,495)
Others	(4,260)	5,685	3,736

Income before income taxes and minority interest	1,494	126,126	26,018
Provision for income taxes	(969)	8,539	(2,720)
Minority interest in loss (income)	63	(418)	79

Net income	$588	$134,247	$23,377

Basic earnings per share	$0.01	$1.66	$0.30
Weighted average ordinary shares outstanding (’000)	82,661	80,654	79,202
Diluted earnings per share	$0.01	$1.61	$0.29
Weighted average ordinary shares and equivalents outstanding (’000)	85,333	83,630	80,851

The accompanying notes are an integral part of these consolidated financial statements.

CREATIVE TECHNOLOGY LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Increase (decrease) in cash and cash equivalents (in US$’000)

	Years ended June 30
	2005	2004	2003
Cash flows from operating activities:
Net income	$588	$134,247	$23,377
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of fixed assets	22,994	20,317	19,094
Amortisation of intangible assets	3,383	3,299	9,129
Deferred share compensation amortization	1,504	2,256	3,706
Minority interest in (income) loss	(63)	418	(79)
Equity share in loss (gain) of unconsolidated investments	1,640	(287)	2,186
(Gain) loss on disposal of fixed assets	(139)	395	(113)
Write downs of investments and other non-current assets	11,571	3,374	13,618
Gain from investments, net	(85,755)	(14,812)	(7,777)
Profits arising from deemed disposal of other non-current assets	—	(23,053)	—
Impairment of goodwill / intangible assets	65,225	—	—
Deferred income taxes, net	(393)	4,707	(2,184)
Gain on disposal of interests in associated company	(264)	(38,110)	—
Changes in assets and liabilities, net:
Accounts receivable	(77,728)	(24,181)	23,968
Inventory	(211,987)	(103,532)	28,182
Marketable securities	—	—	1,388
Other assets and prepaids	(18,490)	(18,011)	6,488
Accounts payable	64,891	33,194	(11,940)
Accrued and other liabilities	15,567	8,468	(3,125)
Income taxes	(1,008)	(9,404)	(6,230)

Net cash (used in) provided by operating activities	(208,464)	(20,715)	99,688

Cash flows from investing activities:
Capital expenditures, net	(34,191)	(15,646)	(15,695)
Proceeds from sales of fixed assets	347	161	2,605
Proceeds from disposal of interests in associated company	234	45,372	—
Proceeds from sale of quoted investments	98,129	23,777	11,248
Purchase of new subsidiaries (net of cash acquired)	—	(270)	—
Purchase of investments	(17,766)	(11,700)	(5,516)
Increase in other non current assets, net	(4,281)	(17,625)	(4,914)

Net cash provided by (used in) investing activities	42,472	24,069	(12,272)

Cash flows from financing activities:
Increase (decrease) in minority shareholders’ loan and equity balance	366	—	(6,690)
Buyout of subsidiary’s minority interest	—	(84)	(3,992)
Proceeds from exercise of ordinary share options	14,773	9,385	4,073
Proceeds from debt obligations	175,000	823	30,802
Repayments of debt obligations	(3,542)	(11,620)	(21,697)
Repayments of capital leases	(3,079)	(2,642)	(2,887)
Dividends paid to ordinary shareholders	(41,357)	(20,192)	(19,824)
Dividends paid to minority interest	—	—	(2,065)

Net cash provided by (used in) financing activities	142,161	(24,330)	(22,280)

Net (decrease) increase in cash and cash equivalents	(23,831)	(20,976)	65,136
Cash and cash equivalents at beginning of year	211,077	232,053	166,917

Cash and cash equivalents at end of year	$187,246	$211,077	$232,053

Supplemental disclosure of cash flow information:
Interest paid	$3,517	$433	$1,061

Income taxes paid, net	$4,471	$8,841	$10,951

Non cash transaction:
Fixed assets acquired under capital lease	$—	$6,689	$—

The accompanying notes are an integral part of these consolidated financial statements.

CREATIVE TECHNOLOGY LTD.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(In US$’000, except share data)

	Ordinary Shares (’000)	Ordinary Share Capital	Additional Paid In Capital	Unrealised Holding Gains (Losses) on Investments	Deferred Share Compensation	Retained Earnings	Total
Balance at June 30, 2002	78,866	$7,592	$311,445	$20,636	$(8,836)	$93,115	$423,952
Shares issued under employee options and share purchase plans	848	121	3,952	—	—	—	4,073
Dividends paid	—	—	—	—	—	(19,824)	(19,824)
Reversal of unvested deferred share compensation, net	—	—	(825)	—	825	—	—
Amortization of deferred share compensation	—	—	—	—	3,706	—	3,706
Comprehensive income (loss)	—	—	—	(6,447)	—	23,377	16,930

Balance at June 30, 2003	79,714	7,713	314,572	14,189	(4,305)	96,668	428,837
Shares issued under employee options and share purchase plans	1,655	239	9,146	—	—	—	9,385
Dividends paid	—	—	—	—	—	(20,192)	(20,192)
Reversal of unvested deferred share compensation, net	—	—	(58)	—	58	—	—
Amortization of deferred share compensation	—	—	—	—	2,256	—	2,256
Comprehensive income	—	—	—	136,964	—	134,247	271,211

Balance at June 30, 2004	81,369	7,952	323,660	151,153	(1,991)	210,723	691,497
Shares issued under employee options and share purchase plans	2,224	334	14,439	—	—	—	14,773
Dividends paid	—	—	—	—	—	(41,357)	(41,357)
Reversal of unvested deferred share compensation, net	—	—	(109)	—	109	—	—
Amortization of deferred share compensation	—	—	—	—	1,504	—	1,504
Comprehensive (loss) income	—	—	—	(85,873)	—	588	(85,285)

Balance at June 30, 2005	83,593	$8,286	$337,990	$65,280	$(378)	$169,954	$581,132

The accompanying notes are an integral part of these consolidated financial statements.

CREATIVE TECHNOLOGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements include the financial statements of Creative Technology Ltd and Creative’s subsidiaries under its effective control from their respective dates of acquisition, after elimination of inter-company transactions and balances. The consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and reported amounts of revenues and expenses during the reporting periods. Actual results may differ from those estimates and such differences could be material. Creative conducts a substantial portion of its business in United States dollars (“US$” or “$”). All dollar amounts included in the financial statements and in the notes herein are United States dollars unless designated as Singapore dollars (“S$”). Creative’s fiscal year-end is June 30. Creative generally operates on a thirteen week calendar closing on the Friday closest to the natural calendar quarter. For convenience, all quarters are described by their natural calendar dates.

Foreign exchange

The functional currency of Creative and its subsidiaries is predominantly the US dollar and accordingly, gains and losses resulting from the translation of monetary assets and liabilities denominated in currencies other than the US dollar are reflected in the determination of net income (loss). Creative enters into forward exchange contracts to reduce its exposure to foreign exchange translation gains and losses. Forward exchange contracts are marked to market each period and the resulting gains and losses are included in the determination of net income or loss. No forward exchange contracts were outstanding at June 30, 2005. Included in interest and other expenses for fiscal years 2005, 2004 and 2003 are exchange losses of $4.2 million and exchange gains of $4.5 million and $5.4 million, respectively.

At June 30, 2005, monetary assets and liabilities of Creative are denominated in the following currencies:

	Approximate Percentage of $ Balance Denominated in:
	US$	S$	EURO	Other Currencies
Cash and cash equivalents	50%	3%	28%	19%
Accounts receivable, less allowances	64%	—	20%	16%
Total current liabilities	75%	13%	4%	8%
Long-term obligations	90%	10%	—	—

The exchange rates for the S$ and Euro utilized in translating the balance sheet at June 30, 2005, expressed in US$ per one S$ and Euro was 0.5926 and 1.2092, respectively.

Cash equivalents

Cash equivalents consist of highly liquid investment instruments with original or remaining maturities of three months or less at the time of purchase. All deposits are in short term deposit and money market accounts with various banks. This diversification of risk is consistent with Creative’s policy to maintain liquidity and ensure the safety of principal. Included in cash equivalents as of June 30, 2005 and 2004 are fixed rate deposits of $128.9 million and $144.4 million, respectively.

At June 30, 2004, a total of $0.5 million in fixed rate deposits was pledged to a bank to secure banking facilities for one of Creative’s subsidiaries. The banking facilities were terminated at June 30, 2005 and the bank has released the pledge on the fixed rate deposits.

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

Inventory

Inventory is stated at the lower of cost or market. Cost is determined using standard cost, appropriately adjusted at the balance sheet date to approximate actual cost on a weighted average basis. In the case of finished products and work-in-progress, cost includes materials, direct labor and an appropriate proportion of production overheads.

Management performs a detailed assessment of inventory at each balance sheet date to establish provisions for excess and obsolete inventories. The evaluation includes a review of, among other factors, historical sales, current economic trends, forecasted sales, demand requirements, product lifecycle and product development plans, quality issues, and current inventory levels.

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

Investments

Creative holds equity investments in various companies pursuant to which it has acquired anywhere from less than 1% to 100% of the issuer’s outstanding capital stock. Investments in which Creative acquires more than 50% of the outstanding capital stock of an entity, or which are under the effective control of Creative, are treated as investments in subsidiaries, and the balance sheets and results of operations of these subsidiaries are fully consolidated after making allowance for any minority interests. Companies in which Creative’s investment totals between 20% and 50% of such company’s capital stock are treated as associated companies and recorded on an equity basis, whereby Creative adjusts its cost of investments to recognise its share of all post acquisition results of operations. In the event where the subsidiary or associated companies issue shares to third parties at prices different from Creative’s carrying value of such shares, the differences are taken to the income statement directly.

Non-quoted investments of less than 20% in an entity are carried at cost, less provisions for permanent impairment where necessary.

In accordance with SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” quoted investments of less than 20% in an entity are classified as available-for-sale. Such investments are reported at fair value with the unrealized gains and losses included as a separate component of shareholders’ equity. Unrealized losses are charged against income when a decline in fair value is determined to be other than temporary. Realized gains and losses upon the sale or disposition of such investments are based on the average cost of the specific investments sold.

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

A summary of investments is as follows (in US$’000):

	As of June 30
	2005	2004
Non-quoted equity investments	$9,553	$3,504
Quoted equity investments	116,361	205,787

Total investments	$125,914	$209,291

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

When the existence of one or more of the above factors indicates that the carrying value of the goodwill or intangible assets may be impaired, Creative measures any impairment based on a combination of market comparable method, and projected discounted cash flow method using a discount rate determined by the management to commensurate with the risk inherent in Creative’s current business model.

Product warranties

The warranty period for the bulk of Creative’s products typically ranges between 1 to 3 years. The product warranty accrual reflects management’s best estimate of probable liability under its product warranties. Management determines the warranty provision based on known product failures (if any), historical experience, and other currently available evidence.

Revenue recognition

Creative generally recognizes revenue when persuasive evidence of an arrangement exists, title and risk of loss have been transferred, delivery has occurred, the price is fixed or determinable, and collection is probable. Allowances are provided for estimated returns, discounts and warranties, based on historical experience, current economic trends and changes in customer demand and acceptance of its products. Such allowances are adjusted periodically to reflect actual and anticipated experience. When recognizing revenue, Creative records estimated reductions to revenue for customer and distributor programs and incentive offerings, including price protection, promotions, other volume-based incentives and rebates.

Research and development

Research and development costs are charged to operations as incurred.

Assessment of the probability of the outcome of current litigation

Creative records accruals for loss contingencies when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated.

Income taxes

Deferred tax assets and liabilities, net of valuation allowances, are established for the expected future tax consequences of events resulting from the differences between the financial reporting and income tax bases of Creative’s assets and liabilities and from tax credit carry forwards. No provision has been made for the undistributed earnings of certain subsidiaries outside of Singapore since it is Creative’s intention to reinvest these earnings in those subsidiaries. Reinvested earnings of such subsidiaries have been immaterial to date.

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

Stock-based compensation

Creative accounts for stock-based employee compensation in accordance with Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees,” and related Interpretations, and complies with the disclosure provisions of Statement of Financial Accounting Standards (“SFAS”) No. 123, “Accounting for Stock-Based Compensation,” and SFAS No. 148, “Accounting for Stock-Based Compensation, Transition and Disclosures.” Accordingly, compensation expense for stock options is measured as the excess, if any, of the fair market value of Creative’s stock at the date of the grant over the stock option exercise price. See Note 9.

Employees pension scheme

Creative participates in a number of defined contribution retirement plans in certain countries of operations. Contributions are based on a percentage of each eligible employee’s salary and are expensed as the related salaries are incurred. Creative incurred expenses of approximately $7.5 million, $6.4 million and $6.0 million with respect to these retirement plans for the fiscal years 2005, 2004 and 2003, respectively.

Recently issued accounting pronouncements

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs,” which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material. SFAS No. 151 will be effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The adoption of SFAS No. 151 is not expected to have a material impact on Creative’s consolidated financial statements.

In December 2004, the FASB issued SFAS No. 123(R), “Share-Based Payment.” This statement replaces SFAS No. 123, amends SFAS No. 95 and supersedes APB Opinion No. 25. SFAS No. 123(R) requires companies to apply a fair-value based measurement method in accounting for share-based payment transactions with employees and to record compensation expense for all stock awards granted, and to awards modified, repurchased or cancelled after the required effective date. In addition, the company will be required to record compensation expense (as previous awards continue to vest) for the unvested portion of previously granted awards that remain outstanding at the date of adoption. SFAS No. 123(R) will be effective for fiscal periods beginning after June 15, 2005. The effect of the adoption of SFAS No. 123(R) is expected to be comparable to the effect disclosed on a pro forma basis as a result of applying the current fair-value recognition provisions of SFAS No. 123 as shown in Note 9 herein.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets,” which eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29, “Accounting for Nonmonetary Transactions,” and replaces it with an exception for exchanges that do not have commercial substance. SFAS No. 153 will be effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The adoption of SFAS No. 153 is not expected to have a material impact on Creative’s consolidated financial statements.

In June 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections,” a replacement of APB Opinion No. 20, “Accounting Changes,” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements.” SFAS No. 154 changes the requirements for the accounting for, and reporting of, a change in accounting principle. Previously, most voluntary changes in accounting principles were required to be recognized by way of a cumulative effect adjustment within net income during the period of the change. SFAS No. 154 requires retrospective application to prior periods’ financial statements, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS No. 154 is effective for accounting changes made in fiscal years beginning after December 15, 2005; however, the Statement does not change the transition provisions of any existing accounting pronouncements. The adoption of SFAS No. 154 is not expected to have a material impact on Creative’s consolidated financial statements.

NOTE 2—NET INCOME (LOSS) PER SHARE

In accordance with SFAS No. 128, “Earnings per Share,” Creative reports both basic earnings per share and diluted earnings per share. Basic earnings per share is computed using the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share is computed using the weighted average number of ordinary and potentially dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares are excluded from the computation if their effect is anti-dilutive. In computing the diluted earnings per share, the treasury stock method is used to determine, based on average stock prices for the respective periods, the ordinary equivalent shares to be purchased using proceeds received from the exercise of such equivalent shares. Other than the dilutive effect of stock options, there are no other financial instruments that would impact the weighted average number of ordinary shares outstanding used for computing diluted earnings per share. The potentially dilutive ordinary equivalent shares outstanding under the employee share purchase plan were not material.

Following is a reconciliation between the average number of ordinary shares outstanding and equivalent shares outstanding (in ’000):

	As of June 30
	2005	2004	2003
Weighted average ordinary shares outstanding	82,661	80,654	79,202
Weighted average dilutive stock options outstanding	2,672	2,976	1,649

Weighted average ordinary shares and equivalents outstanding	85,333	83,630	80,851

For fiscal year 2003, approximately 0.5 million shares related to the convertible note were excluded from the computation of dilutive earnings per share as the effect of including such shares would be anti-dilutive.

NOTE 3—BALANCE SHEET DETAIL (in US$’000)

	As of June 30
	2005	2004
Inventory:
Raw materials	$166,318	$76,020
Work in progress	18,711	13,946
Finished products	210,857	93,933

Total inventory	$395,886	$183,899

	Estimated Useful Life	As of June 30
		2005	2004
Property and equipment:
Land and buildings	25 years	$102,028	$93,132
Construction in progress	—	2,737	998
Machinery and equipment	3 - 6 years	65,163	52,015
Furniture, fixtures and office equipments	2 - 8 years	91,152	91,232
Leasehold improvements	Term of lease	11,605	12,963

		$272,685	$250,340
Accumulated depreciation		(155,498)	(144,142)

Net property and equipment		$117,187	$106,198

Included in property and equipment are assets purchased under capital lease obligations with a cost and accumulated depreciation of approximately $15.8 million and $12.8 million for fiscal year 2005, and $16.2 million and $8.7 million for fiscal year 2004, respectively.

	As of June 30
	2005	2004
Other non-current assets:
Other intangible assets	$37,668	$40,082
Accumulated amortization	(31,599)	(28,216)

Other intangible assets, net	6,069	11,866
Goodwill	29,447	91,976
Other non-current assets	9,397	13,929

Total other non-current assets	$44,913	$117,771

Other intangible assets consist of mainly patents and trademarks.

Creative traditionally performs its annual assessment for goodwill impairment in the fourth quarter of the fiscal year. However, during the second fiscal quarter, management noted that the revenue of one of its subsidiaries, 3Dlabs, continued to perform below expectations due to delays in the launch of new products. As such, in accordance with SFAS No. 142, an impairment test was performed on the goodwill and other intangible assets that were acquired in connection with the acquisition of 3Dlabs in May 2002. 3Dlabs designs, develops and markets graphics accelerator products aimed primarily at professionals using high-end and ultra-high-end workstations. An independent assessor was engaged to perform the impairment review. The fair value was determined based on a combination of the projected discounted cash flow method, and market comparable method whereby the market multiples of 3Dlabs were compared to the market multiples of other publicly traded companies in similar lines of business. The conclusion of the impairment review was that the fair value of 3Dlabs could no longer support the carrying value of the goodwill and other intangible assets associated with them. As a result, Creative recorded a goodwill impairment charge of $62.5 million and other intangible assets impairment charge of $2.7 million during the second quarter of fiscal year 2005. As at the end of the fiscal year 2005, Creative concluded that there had not been any significant change in the fair value of the intangible assets since the second quarter of fiscal year 2005.

Goodwill and other intangible assets fully amortized were excluded from above. Other intangible assets amortization expense was $3.4 million, $3.3 million and $9.1 million for fiscal years 2005, 2004 and 2003, and estimated to be $2.9 million, $2.1 million and $0.8 million in fiscal years 2006, 2007 and 2008, respectively, and $28,000 for fiscal years 2009 and 2010.

	As of June 30
	2005	2004
Other accrued liabilities:
Marketing accruals	$23,384	$20,075
Payroll accruals	21,362	20,443
Royalty accruals	8,131	8,300
Warranty accruals	12,418	6,232
Other accruals	38,473	33,492

Total other accrued liabilities	$103,768	$88,542

Other accruals of $38.5 million and $33.5 million as of June 30, 2005 and 2004 includes accruals for various operating expense items that individually account for less than 5% of the total current liabilities.

	As of June 30
	2005	2004
Long term obligations:
Long term debt	$194,555	$23,553
Capital lease obligations	888	4,097
Deferred tax liability	14,012	7,964

Total long term obligations	$209,455	$35,614

NOTE 4—PRODUCT WARRANTIES

The warranty period for the bulk of Creative’s products typically ranges between 1 to 3 years. The product warranty accrual reflects management’s best estimate of probable liability under its product warranties. Management determines the warranty provision based on known product failures (if any), historical experience, and other currently available evidence.

Changes in the product warranty accrual for the fiscal year 2005 were as follows (in US$’000):

	As of June 30
	2005	2004
Balance at the beginning of the year	$6,232	$2,835
Accruals for warranties issued during the period	27,603	8,417
Adjustments related to pre-existing warranties (include changes in estimates)	(176)	(149)
Settlements made (in cash or in kind) during the period	(21,241)	(4,871)

Balance at the end of the year	$12,418	$6,232

NOTE 5—LEASES AND COMMITMENTS

Creative leases the use of land and certain of its facilities and equipment under non-cancelable operating lease arrangements. The land and facility leases expire at various dates through 2052 and provide for fixed rental rates during the terms of the leases.

Minimum future lease payments for non-cancelable leases as of June 30, 2005, are as follows (in US$’000):

Operating Leases
Fiscal years ended June 30,
2006	$8,648
2007	3,732
2008	1,653
2009	1,061
2010	848
Thereafter	11,882

Total minimum lease payment	$27,824

Rental expense under all operating leases was $13.4 million, $14.1 million and $12.2 million for fiscal years 2005, 2004 and 2003, respectively.

Future minimum lease obligations, which are secured by the underlying assets, as of June 30, 2005, under capital leases are as follows (in US$’000):

Capital Leases
Fiscal years ended June 30,
2006	$3,974
2007	949
2008	—
2009	—
2010	—
Thereafter	—

Total minimum lease commitments	$4,923
Less: Interest	(208)

Total capital lease obligations	$4,715

NOTE 6—COMPREHENSIVE INCOME

The components of total comprehensive income are as follows (in US$’000):

	Years ended June 30
	2005	2004	2003
Net income	$588	$134,247	$23,377
Movement in unrealized holding (losses) gains	(12,937)	139,410	(3,110)
Reclassification adjustments:
- Losses included in net income	(72,936)	(2,446)	(3,337)
	(85,873)	136,964	(6,447)

Total comprehensive (loss) income	$(85,285)	$271,211	$16,930

NOTE 7—SHARE REPURCHASES

Details of share repurchases by Creative since the commencement date of the program on November 6, 1998 are set out below:

	Number of Shares Repurchased (in millions)	Average Price (US$)
Fiscal year 1999 to fiscal year 2003	26.3	$13
Fiscal year 2004	—	—
Fiscal year 2005	—	—

Total	26.3	$13

At the Annual General Meeting (“AGM”) held on October 29, 2004, the shareholders approved the share repurchase mandate allowing Creative to buy up to 10% of the issued share capital of Creative outstanding as of the date of the AGM. This amounts to approximately 8.2 million shares. This authority to repurchase these shares shall continue in force unless revoked or revised by the shareholders in a general meeting, or until the date that the next AGM of Creative is held or is required to be held, whichever is the earlier.

In accordance with Singapore statutes, such repurchases are recorded as a reduction in retained earnings.

NOTE 8—DIVIDENDS

At the Annual General Meeting held on October 29, 2004, Creative’s shareholders approved an ordinary dividend of $0.25 and a special dividend of $0.25 for each outstanding ordinary share of Creative for the fiscal year ending June 30, 2005. Dividends of $41.4 million were paid on December 3, 2004 to all shareholders of record as of November 19, 2004. Creative paid an ordinary dividend of $0.25 in fiscal years 2004 and 2003, amounting to $20.2 million and $19.8 million, respectively.

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

In fiscal years 2004 and 2003, 137,900 and 282,700 shares were issued at a weighted average exercise price of $5.71 and $5.24 per share under Creative’s Employee Share Purchase Plan respectively.

No shares were issued under Creative’s Employee Share Purchase Plan in fiscal year 2005.

Creative Employee Stock Option Plans

Creative Technology (1999) Share Option Scheme (“1999 Scheme”) was approved by the shareholders on December 30, 1998. The 1999 Scheme allows options to be granted to full-time employees as well as consultants and non-executive directors. The total number of shares that may be granted under the 1999 Scheme is 7.5 million, provided that such amount shall be automatically increased on the first day (July 1) of each of the five fiscal years ending June 30, 2001, 2002, 2003, 2004 and 2005 by four percent of the issued share capital of Creative as at the last day of the immediate preceding fiscal year. The Option Committee, made up of the Board of Directors, has the discretion to decide the vesting schedule in the letter of offer. If it is not specifically stated in the letter of offer, 1/4 of the total amount of shares underlying the grant vest on the first anniversary of the grant date and 1/48 of the total amount of the grant on the last day of each calendar month thereafter. The exercise price of options granted under the 1999 Scheme may be less than the fair market value of the shares as of the date of grant and the options expire after the tenth anniversary of the date of grant, except in the case of options granted to participants other than employees, whose options expire not later than the fifth anniversary of the date of grant.

Creative Employee Stock Option Plans

A summary of options granted to employees and non-employee directors under Creative’s stock option plans is presented below:

	Options Outstanding
	Number of Shares (’000)	Weighted Average Exercise Price ($)
Balance as of June 30, 2002	11,879	6.56

Granted - at fair market value	380	6.99
Exercised	(566)	4.58
Canceled	(1,101)	7.44

Balance as of June 30, 2003	10,592	6.59

Granted - at fair market value	150	10.14
Exercised	(1,517)	5.64
Canceled	(304)	6.48

Balance as of June 30, 2004	8,921	6.82

Granted - at fair market value	0	0.00
Exercised	(2,224)	6.48
Canceled	(116)	6.83

Balance as of June 30, 2005	6,581	6.93

The total number of options exercisable at June 30, 2005, 2004 and 2003 were 6,027,000, 7,004,000 and 6,866,000, respectively.

Summary of outstanding options under Creative’s employee stock option plans

The following table summarizes option information for Creative’s employee stock option plans as at June 30, 2005.

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding (’000)	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price ($)	Number Exercisable (’000)	Weighted Average Exercise Price ($)
$1.00 to $2.99	265	5.91	2.85	253	2.85
$3.00 to $4.99	2,295	6.29	4.45	1,951	4.45
$5.00 to $7.99	753	6.15	6.47	662	6.49
$8.00 to $10.99	3,262	4.23	9.09	3,155	9.06
$11.00 to $18.99	6	4.66	18.40	6	18.40

	6,581	5.23	6.93	6,027	7.03

Creative Pro Forma Disclosures

The fair value of the purchase rights under the Creative employee share purchase plan and stock option plan is estimated at the date of the grant using the Black-Scholes model based on the following assumptions:

	Fiscal Year 2005	Fiscal Year 2004	Fiscal Year 2003
Volatility	—	35%	45%

Risk-free interest rates
Share purchase plan	—	2.78% to 3.26%	2.18% to 3.26%
Stock options	—	1.24% to 2.27%	1.27% to 3.01%

Dividend yield	—	2.0%	3.0%

Expected lives:
Share purchase plan	—	6 months	6 months
Stock options	—	0.01 years after vest date	0.01 years after vest date

	Years ended June 30
	2005	2004	2003
Weighted average fair value of stock options granted:
Stock options:
At market	$—	$2.06	$1.70
Below market	$—	$—	$—

The following table illustrates the effect on net income and earnings per share if the company had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation:

	Years ended June 30
(In US$’000, except per share data)	2005	2004	2003
Net income as reported	$588	$134,247	$23,377
Less: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(1,087)	(2,949)	(7,309)
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	1,504	2,256	3,703

Pro forma net income	$1,005	$133,554	$19,771

Earnings per share:
Basic - as reported	$0.01	$1.66	$0.30
Basic - pro forma	$0.01	$1.66	$0.25

Diluted - as reported	$0.01	$1.61	$0.29
Diluted - pro forma	$0.01	$1.60	$0.25

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

Creative was granted a new Pioneer Certificate under the International Headquarters Award that will expire in March 2010. Under the new Pioneer Certificate, profits arising from qualifying activities will be exempted from income tax in Singapore, subject to certain conditions. As a result of obtaining the new Pioneer Certificate, there was a tax write-back of $12.3 million in fiscal year 2004. The reversal was related to corporate taxes provided for in full for profits arising from qualifying activities from the commencement date of the new Pioneer Certificate until the second quarter of fiscal year 2004, based on the standard tax rates of 24.5% for fiscal year 2001 and 22% for fiscal years 2002 and 2003 and 20% for fiscal year 2004. These standard corporate income tax rates continue to be applicable to profits arising from activities excluded from the new Pioneer Certificate.

The Singapore and other components of income (loss) before income taxes are as follows (in US$’000):

	Years ended June 30
	2005	2004	2003
Singapore	$18,211	$47,990	$36,199
Other countries	(16,717)	78,136	(10,181)

Income before income taxes and minority interest	$1,494	$126,126	$26,018

The provision for income taxes consists of (in US$’000):
	Years ended June 30
	2005	2004	2003
Singapore	$(1,896)	$(10,346)	$2,464
Other countries	2,865	1,807	256

Provision for income taxes	$969	$(8,539)	$2,720

Creative’s effective tax provision for fiscal years 2005, 2004 and 2003 reconciles to the amount computed by applying the Singapore statutory rate of 20.0% for 2005 and 2004 and 22.0% for 2003 to income before income taxes and minority interest, as follows (in US$’000):

	Years ended June 30
	2005	2004	2003
Income tax (benefit) at Singapore statutory rate	$299	$25,225	$5,724
Tax exempt income
Singapore	(2,971)	(9,050)	(11)
Others	(14,316)	(12,809)	—
Non-deductible expenses and write-offs	406	1,159	1,433
Change in valuation allowances	(81)	(1,697)	(6,106)
Rate differences and others	19,447	896	1,680
Tax refund receivable	(1,815)	(12,263)	—

Provision for income taxes	$969	$(8,539)	$2,720

Deferred tax assets at June 30, 2005 and 2004 consisted of the following (in US$’000):

	As of June 30
	2005	2004
Non-deductible reserves	$26,963	$22,106
Net operating loss carryforwards	57,433	60,288
Other	833	1,068

Total deferred tax assets	85,229	83,462
Valuation allowance for deferred tax assets	(85,229)	(83,462)

	$—	$—

Deferred tax liabilities at June 30, 2005 and 2004 consisted of the following (in US$’000):

	As of June 30
	2005	2004
Unremitted offshore interest income	$7,256	$7,135
Undistributed profit of certain foreign subsidiaries	6,144	—
Others	612	829

Total deferred tax liabilities	$14,012	$7,964

Creative had net operating loss carryforward of approximately $143.5 million and $151.9 million as at June 30, 2005 and June 30, 2004, expiring between 2008 to 2024. The utilization of the net operating losses by Creative is subject to certain conditions.

Valuation allowance is provided for Creative’s deferred tax assets as management believes substantial uncertainty exists regarding the realizability of these assets.

Creative has United States tax deductions not included in the net operating loss carryforward described above aggregating approximately $58.8 million and $53.6 million at June 30, 2005 and June 30, 2004, as a result of the exercise of employee stock options, the tax benefit of which has not been realized. The tax benefit of the deductions, when realized will be accounted for as a credit to additional paid-in capital rather than a reduction of the income tax provision.

NOTE 11—DEBT OBLIGATIONS

In November 2004, Creative signed a five-year $175.0 million syndicated term loan facility with a group of international banks. The proceeds from this facility were used primarily to fund the growth in working capital requirements arising from the growth in the company’s revenue. The facility is unsecured and bears interest at LIBOR plus a margin of 0.45% for the first three years and LIBOR plus a margin of 0.95% for the remaining two years. The loan facility contains certain financial covenants, including requirements for Creative to maintain certain ratios for its working capital, but does not restrict Creative’s ability to borrow nor distribute earnings. In the second quarter of fiscal year 2005, Creative drew down $100.0 million from this loan facility and the remaining balance of $75.0 million was drawn down in the third fiscal quarter.

On November 21, 2002, Creative Technology Centre Pte Ltd (“CTC”), a Singapore subsidiary of Creative, entered into a nine-year term loan facility for up to S$54.0 million ($32.0 million) with a bank. The loan is repayable in thirty-six quarterly installments of S$1.5 million ($0.9 million). The repayment commenced on March 31, 2003. The interest on the outstanding loan balance is based on bank’s floating rate plus margin 1.5%. The interest rate charged for fiscal year 2005 was at 3.51%. The loan is secured by a first mortgage on the building and by way of a fixed and floating charge over all assets of CTC. At June 30, 2005, S$39.0 million ($23.1 million) was outstanding.

The following table presents the payments due by period for the long term debt and capital lease obligations as of June 30, 2005:

	Payments Due by Period (US$’000)
Debt Obligations	Total	Less than 1 year	1 to 3 years	4 to 5 years	After 5 years
Long Term Debt	$198,111	$3,556	$7,111	$182,111	$5,333
Capital Lease Obligations	4,715	3,827	888	—	—

Total Debt Obligations	$202,826	$7,383	$7,999	$182,111	$5,333

Creative has various other credit facilities relating to overdrafts, letters of credit, bank guarantees and short term loans with several banks totaling approximately $113.9 million at June 30, 2005. Within these credit facilities, sub-limits have been set on how Creative may utilize the overall credit facilities. At June 30, 2005, $0.2 million in letters of credit and $1.8 million in bank guarantees were drawn under these facilities. Facilities under letters of credit, bank guarantees, overdraft and short-term loan bear interest at approximately the banks’ prime rates.

NOTE 12—INTELLECTUAL PROPERTY INDEMNIFICATION OBLIGATIONS

Creative indemnifies certain customers, distributors, suppliers, and subcontractors for attorneys’ fees and damages and costs awarded against these parties in certain circumstances in which its products are alleged to infringe third party intellectual property rights, including patents, trademarks, or copyrights. The terms of its indemnification obligations are generally perpetual from the effective date of the agreement. In certain cases, there are limits on and exceptions to its potential liability for indemnification relating to intellectual property infringement claims. Creative cannot estimate the amount of potential future payments, if any, that the company might be required to make as a result of these agreements. Creative does not expect there to be any consequent material adverse effect on its financial position or results of operations. However, there can be no assurances that Creative will not have any future financial exposure under those indemnification obligations.

NOTE 13—LEGAL PROCEEDINGS

During the course of its ordinary business operations, Creative and its subsidiaries are involved from time to time in a variety of intellectual property and other disputes, including claims against Creative alleging copyright infringement, patent infringement, contract claims, employment claims and business torts. Ongoing disputes exist with, among other entities, Compression Labs, Incorporated (a patent infringement action filed in the Eastern District of Texas, U.S., against Creative Labs, Inc. and 27 other defendants); Sviluppo del’elettronica S.I.S.V.E.L. S.P.A. and its wholly owned U.S. subsidiary, Audio MPEG, Inc. (legal proceedings in the Netherlands, Germany and the Eastern District of Virginia, U.S., each alleging that Creative’s MP3 technology violates patents managed S.I.S.V.E.L.); and representative purchasers of MP3 players (an action alleging false advertising and unfair competition in connection with reported storage capacity). Creative also from time to time receives licensing inquiries and/or threats of potential future patent claims from a variety of entities, including, Lucent Technologies, MPEG LA, Dyancore Holdings and Advanced Audio Devices.

Creative believes it has valid defenses to the various claims asserted against it, and intends to defend the actions vigorously. However, should any of these claimants prevail in their suits or claims, Creative does not expect there to be any consequent material adverse effect on its financial position or results of operations.

NOTE 14—INVESTMENTS IN ASSOCIATED COMPANY

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

In February 2004, Creative disposed of 1.9 million shares of SigmaTel common stock in a follow-on public offering. Net proceeds from the disposal of these shares was $45.4 million and the net investment gain recognized in Creative’s results of operations in the quarter ended March 31, 2004 was $38.1 million. As a result of the disposal, Creative’s shareholdings in SigmaTel was reduced to below 20%, and as such, SigmaTel was no longer considered an equity-method investee company. The investment in SigmaTel was reclassified as available for sale investments in accordance with SFAS No. 115 “Accounting for Certain Investments in Debt and Equity Securities,” and carried at fair value with unrealized gains and losses recorded as a separate component of shareholders’ equity.

NOTE 15—INVESTMENTS

Net investment gain of $74.4 million in fiscal year 2005 comprised a $86.0 million net gain from sales of investments offset by $11.6 million in write-downs of investments. Net investment gain of $72.6 million in fiscal year 2004 comprised a $52.9 million gain from sales of investments which include a $38.1 million gain from the sale of an interest in SigmaTel; and a $23.1 million non-cash gain on a “deemed disposal” of interests in SigmaTel, offset by $3.4 million in write-downs of unquoted investments.

NOTE 16—RELATED PARTY TRANSACTIONS

In fiscal year 2005, Creative procured advertisement production services from a company in which a director, Sim Wong Hoo, is deemed to have a substantial interest. The services provided to Creative for the year amounted to $175,000 and were negotiated under normal commercial terms.

A company controlled by a director, Ng Kai Wa, has an existing rental agreement with a subsidiary of Creative. The agreement was entered into in January 2003, which was prior to Ng Kai Wa’s appointment as a director of Creative in June 2005. The rental received by Creative was $189,000 in fiscal year 2005.

NOTE 17—SEGMENT REPORTING

Creative operates primarily in one industry segment and provides advanced multimedia solutions for personal computers and personal digital entertainment products. Creative has manufacturing plants and distribution centers in Malaysia and China, with the European distribution center located in Dublin, Ireland and the Americas distribution center located in Milpitas, California. Creative focuses its worldwide sales and marketing efforts predominantly through sales offices in North America, Europe and the Asia Pacific region.

The following is a summary of net sales by product category (in US$’000):

	Years ended June 30
	2005	2004	2003
External net sales:
Personal Digital Entertainment	$768,649	$268,133	$124,746
Audio	166,325	202,490	234,734
Speakers	175,729	183,913	158,343
All Other Products	113,708	160,317	183,946

Consolidated	$1,224,411	$814,853	$701,769

The following is a summary of operations by geographical regions (in US$’000):

	Years ended June 30
	2005	2004	2003
External net sales:
Asia Pacific	$233,152	$125,909	$95,711
The Americas	522,489	378,653	343,946
Europe	468,770	310,291	262,112

Consolidated	$1,224,411	$814,853	$701,769

	Years ended June 30
	2005	2004	2003
Operating income (loss):
Asia Pacific	$(77,026)	$33,106	$25,353
The Americas	2,397	(171)	(10,744)
Europe	6,081	11,313	12,594

Consolidated	$(68,548)	$44,248	$27,203

	As of June 30
	2005	2004
Identifiable assets:
Asia Pacific	$748,601	$742,139
The Americas	201,569	123,628
Europe	127,304	75,081

Consolidated	$1,077,474	$940,848

Long-lived assets are based on the physical location of the assets at the end of each of the fiscal years. Goodwill of $29.4 million and $92.0 million as of June 30, 2005 and 2004 was allocated to Asia Pacific region. Geographic revenue information for the three years ended June 30, 2005 is based on the location of the selling entity.

	As of June 30
(In US$’000)	2005	2004
Identifiable assets:
Singapore	$460,791	$347,549
United States of America	201,569	123,628
Ireland	122,888	67,947
Rest of the World	292,226	401,724

Consolidated	$1,077,474	$940,848

	Years ended June 30
(In US$’000)	2005	2004	2003
Revenue by geographic region:
Singapore	$114,860	$66,446	$58,418
United States of America	522,489	378,653	343,946
Ireland	468,770	310,291	260,964
Rest of the World	118,292	59,463	38,441

Consolidated	$1,224,411	$814,853	$701,769

Major customers: In fiscal years 2005, 2004 and 2003, no customer accounted for more than 10% of net revenues. As of June 30, 2005, 2004 and 2003, two customers accounted for more than 10% of net accounts receivable.

EXHIBIT B: SUPPLEMENT SCHEDULES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON FINANCIAL STATEMENT SCHEDULE

To the Board of Directors of

Creative Technology Ltd.

Our audits of the consolidated financial statements referred to in our report dated September 26, 2005, appearing on page F-1 of this Annual Report on Form 20-F included an audit of the Financial Statement Schedule listed in Item 19(b) of this Form 20-F. In our opinion, this Financial Statement Schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

PricewaterhouseCoopers

Singapore.

September 26, 2005

SCHEDULE II

CREATIVE TECHNOLOGY LTD.

ALLOWANCE FOR DOUBTFUL ACCOUNTS AND SALES RETURNS

	Years ended June 30,
(In US$’000)	2005	2004	2003
Balance at beginning of period	$20,700	$18,417	$22,159
Additions charged to consolidated statement of operations	22,711	9,033	11,102
Deductions from allowance	(22,123)	(6,750)	(14,844)

Balance at end of period	$21,288	$20,700	$18,417

EXHIBIT C: EXHIBITS

EXHIBIT INDEX

Exhibit Number	Description

1.1	Memorandum and Articles of Association of Creative incorporated by reference to Exhibit 4.1 of Creative’s Registration Statement on Form F-3 (Registration No. 333-13084) as filed with the SEC on January 22, 2001.

4.1	Term Loan Agreement between Creative Technology Centre Pte Ltd and United Overseas Bank Limited dated November 21, 2002, incorporated by reference to Creative’s Annual Report on Form 20-F for the fiscal year ended June 30, 2003.

4.2	Five-year $175.0 million Syndicated Term Loan Agreement between Creative Technology Ltd and a group of international banks.

8	List of significant subsidiaries

12.1	Certification Pursuant to Rule 13a-14(a)/15d-14(a)

12.2	Certification Pursuant to Rule 13a-14(a)/15d-14(a)

13.1	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

23.1	Consent of PricewaterhouseCoopers, Independent Accountants