Form 20-F
period 2006-06-30
CREATIVE TECHNOLOGY LTD
filed 2006-10-27
CIK 888295

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2006

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

31 International Business Park Creative Resource Singapore 609921
(Address of principal executive offices)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Ordinary Shares	The NASDAQ Stock Market LLC and the Singapore Exchange Securities Trading Limited.

Securities registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of June 30, 2006: 83,270,858

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  ☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  ☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  ☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

☐  Large accelerated filer                    ☒  Accelerated filer                    ☐  Non-accelerated filer

Indicate by check mark which financial statement item the registrant has elected to follow.  ☐ Item 17  ☒ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  ☐ Yes ☒ No

Exhibit index located on page 54

Securities and Exchange Commission

Item Numbers and Description

Creative, the Creative logo, and the Creative products referred to herein are either the trademarks or the registered trademarks of Creative. All other trademarks are property of their respective owners.

SAFE HARBOR STATEMENTS UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

Except for the historical information contained herein, the matters set forth are forward-looking statements and are subject to certain risks and uncertainties that could cause Creative’s actual results to differ materially. Such risks and uncertainties include: Creative’s ability to timely develop new products that gain market acceptance and to manage frequent product transitions; competitive pressures in the marketplace; a reduction or cancellation of sales orders for Creative products; accelerated declines in the average selling prices of Creative’s products or any prices of components; exposure to excess and obsolete inventory; Creative’s reliance on sole sources for many of its chips and other key components; component shortages which may impact Creative’s ability to meet customer demand; Creative’s ability to successfully integrate acquisitions; potential fluctuations in quarterly results due to the seasonality of Creative’s business and the difficulty of projecting such fluctuations; possible disruption in commercial activities caused by factors outside of Creative’s control, such as terrorism, armed conflict and labor disputes; a reduction in demand for computer systems, peripherals and related consumer products as a result of poor economic conditions, social and political turmoil; major health concerns; the proliferation of sound functionality in new products from competitors at the application software, chip and operating system levels; the deterioration of global equity markets; Creative’s ability to protect its proprietary rights; Creative’s ability to successfully manage its expanding operations; the vulnerability of certain markets to current and future currency fluctuations; the effects of restricted fuel availability and rising costs of fuel; fluctuations in the value and liquidity of Creative’s investee companies; and the potential decrease in trading volume and value of Creative’s Ordinary Shares as a result of the Flow Back Restriction that commenced on June 1, 2003 and Creative’s previous plan and any future plans to delist from NASDAQ and to eliminate its U.S. reporting obligations. For further information regarding the risks and uncertainties associated with Creative’s business, please refer to its filings with the U.S. Securities and Exchange Commission (“SEC”), including elsewhere in this annual report filed on Form 20-F. Creative undertakes no obligation to update any forward-looking statement to conform the statement to actual results or changes in Creative’s expectations.

PART I

ITEM 1:	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2:	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3:	KEY INFORMATION

SELECTED CONSOLIDATED FINANCIAL DATA

The following table contains selected data from Creative’s Consolidated Statements of Operations for the five years ended June 30, 2006. The data for the three years ended June 30, 2006 is derived from and should be read in conjunction with the consolidated financial statements and related notes thereto included elsewhere in this annual report. The data for the two years ended June 30, 2003 and 2002 is derived from audited financial statements which are not included in this annual report.

CONSOLIDATED STATEMENTS OF OPERATIONS DATA

(US$’000, EXCEPT PER SHARE DATA):

	For the years ended June 30
	2006	2005	2004	2003	2002(1)
Sales, net	$1,127,531	$1,224,411	$814,853	$701,769	$805,905
Cost of goods sold	963,217	949,151	533,513	452,952	543,382

Gross profit	164,314	275,260	281,340	248,817	262,523
Operating expenses:
Selling, general and administrative	195,197	196,258	167,588	162,839	170,122
Research and development	77,186	82,325	69,504	58,775	38,248
Other charges (2)	37,351	65,225	—	—	26,080

Operating (loss) income	(145,420)	(68,548)	44,248	27,203	28,073
Gain (loss) from investments, net	18,904	74,405	72,602	(6,049)	(45,414)
Interest income	6,241	3,571	4,592	2,623	3,612
Interest expense	(9,411)	(3,674)	(1,001)	(1,495)	(648)
Others	3,572	(4,260)	5,685	3,736	2,191

(Loss) income before income taxes and minority interest	(126,114)	1,494	126,126	26,018	(12,186)
Provision for income taxes (3)	7,150	(969)	8,539	(2,720)	(5,698)
Minority interest in loss (income)	805	63	(418)	79	(1,843)

Net income (loss)	$(118,159)	$588	$134,247	$23,377	$(19,727)

Basic (loss) earnings per share	$(1.42)	$0.01	$1.66	$0.30	$(0.27)

Weighted average ordinary shares outstanding (‘000)	83,093	82,661	80,654	79,202	73,182

Diluted (loss) earnings per share	$(1.42)	$0.01	$1.61	$0.29	$(0.27)

Weighted average ordinary shares and equivalents outstanding (‘000)	83,093	85,333	83,630	80,851	73,182

Dividends declared per share	$0.25	$0.50	$0.25	$0.25	$0.25

CONSOLIDATED BALANCE SHEET DATA (US$’000):

	As of June 30
	2006	2005	2004	2003	2002 (1)
Cash and cash equivalents	$213,995	$187,246	$211,077	$232,053	$166,917
Working capital	405,907	506,527	297,502	209,389	165,945
Total assets	830,613	1,077,474	940,848	646,843	666,378
Long-term debt, net of current maturities	206,593	209,455	35,614	39,027	16,782
Shareholders’ equity	393,153	581,132	691,497	428,837	423,952

Notes:

(1)	Financial data for fiscal year 2002 includes the results of 3Dlabs Inc., Ltd (“3Dlabs”), which was acquired during fiscal year 2002, from the date the acquisition was completed.

(2)	Included in the results of operations are the following other charges: in fiscal year 2006, a $37.3 million charge which comprised a $31.4 million impairment charge relating to the goodwill and other intangible assets of 3Dlabs, a $4.9 million restructuring charge relating to 3Dlabs, and $1.0 million in employee separation costs under a worldwide workforce reduction exercise; in fiscal year 2005, a $65.2 million impairment charge relating to the goodwill and intangible assets of 3Dlabs; and in fiscal year 2002, a $26.1 million charge for the write-off of in-process technology arising from the acquisition of 3Dlabs.

(3)	As described in Note 10 of “Notes to Consolidated Financial Statements,” Creative was granted a new Pioneer Certificate under the International Headquarters Award that will expire in March 2010. Under the new Pioneer Certificate, profits arising from qualifying activities will be exempted from income tax in Singapore, subject to certain conditions. As a result of obtaining the new Pioneer Certificate, provision for income taxes in fiscal year 2006 and 2004 includes a $10.0 million and $12.3 million reversal of income taxes. The reversal was related to corporate taxes provided for in full for profits arising from qualifying activities from the commencement date of the new Pioneer Certificate until the second quarter of fiscal year 2004, based on the standard tax rates of 24.5% for fiscal year 2001 and 22% for fiscal years 2002 and 2003 and 20% for fiscal year 2004. These standard corporate income tax rates continue to be applicable to profits arising from activities excluded from the new Pioneer Certificate. See Operating and Financial Review and Prospects for further discussion.

DIVIDENDS

At the Annual General Meeting held on October 28, 2005, Creative’s shareholders approved an ordinary dividend of $0.25 for each outstanding ordinary share of Creative for the fiscal year ended June 30, 2006. Dividends of $20.7 million were paid on December 2, 2005 to all shareholders of record as of November 16, 2005. In fiscal year 2005, Creative paid an ordinary and special dividend of $0.25 each, amounting to $41.4 million, and an ordinary dividend of $0.25 in fiscal year 2004, amounting to $20.2 million.

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

The following table sets forth, for the periods indicated, certain information concerning the currency exchange rate as expressed in US dollars per Singapore dollar as certified for customs purposes by the Federal Reserve Bank of New York:

Fiscal years ended June 30,	At period-end	Average	High	Low
2002	0.5663	0.5523	0.5663	0.5564
2003	0.5679	0.5697	0.5822	0.5545
2004	0.5804	0.5819	0.5997	0.5666
2005	0.5912	0.6012	0.6180	0.5783
2006	0.6317	0.6088	0.6398	0.5862

Monthly highs and lows for most recent six-month period are:

Months	Highs	Lows
April	0.6326	0.6190
May	0.6398	0.6290
June	0.6356	0.6246
July	0.6354	0.6274
August	0.6365	0.6322
September	0.6379	0.6289

On October 11, 2006, each Singapore dollar equaled 0.6299 US dollars, as certified for customs purposes by the Federal Reserve Bank of New York.

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

Creative faces a number of risks when it introduces new or enhanced products or integrates new technologies into new or existing products, including, among other things, disruption in its customers’ ordering patterns, excessive levels of older product inventories and delivering adequate supplies of new products to meet customer demand.

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

Creative faces a high level of competition in each of its product markets

Creative faces intense competition from a large number of established companies and emerging companies in the personal digital entertainment, including cell phones with music functions, PC audio, graphics, communications and speakers markets and semiconductor markets and expects competition to continue to intensify as these markets evolve. The industries in which Creative competes are characterized by frequent product introductions, short product lifecycles, aggressive pricing practices, downward pressure on gross margins and steady improvements in product price/performance characteristics. Many of Creative’s current and potential competitors have substantially greater financial, manufacturing, marketing, distribution and other resources. Some of Creative’s competitors may also have greater name recognition and market presence, longer operating histories, greater market power and product depth, lower cost structures and larger customer bases.

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

Creative’s gross margins have declined and can vary significantly depending on product mix and other factors

Creative has a diversified product portfolio of consumer electronics and peripherals for PCs and sells these products through a worldwide network of domestic and international distributors, retailers and OEM customers. Creative’s gross margins vary significantly by product line and customer type, as well as within product lines.

In fiscal year 2006, Creative’s gross margin was 14.6% compared to gross margin of 22.5% for fiscal year 2005 and 34.5% for fiscal year 2004. The decline in Creative’s gross margins over the past three fiscal years was largely attributable to a change in the mix of products sold during those periods.

Sales of Creative’s audio products, including the Sound Blaster X-Fi family of sound cards, generally have higher gross margins than sales of its portable digital audio players, including the Zen family of hard drive players and flash players. Over the last three fiscal years, sales of personal digital entertainment products, which include portable digital audio and video players, have increased dramatically while sale of Creative’s audio products have declined. A continued shift in sales mix away from higher-margin audio products towards lower-margin portable audio and video players will adversely affect Creative’s future overall gross margin and operating margin.

In addition, Creative recorded a substantial write-down for inventories of components in fiscal year 2006, which also adversely affected its gross margin. Given the rapid and unpredictable pace of product obsolescence in the consumer electronics and PC industries and fluctuations in the price of components, such as flash memory, the company may incur inventory and related charges in the future. Such charges have had, and may have, a material adverse effect on the company’s gross margin and operating margin.

Creative’s gross margins are generally lower for sales to OEM customers compared with sales to its retail customers. Increases in OEM sales or decreases in retail sales relative to total sales may also negatively impact Creative’s gross margins.

A substantial proportion of Creative’s overall sales are derived from a few product categories

A limited number of Creative’s product categories account for a substantial portion of Creative’s overall sales. Sales of personal digital entertainment products represented approximately 65% of sales in fiscal year 2006, 63% of sales in fiscal year 2005 and 33% of sales in fiscal year 2004. Sales of audio products represented approximately 13% of sales in fiscal year 2006, 14% of sales in fiscal year 2005 and 25% of sales in fiscal year 2004. Sales of speakers represented approximately 13% of sales in fiscal year 2006 and 14% of sales in fiscal year 2005 and 23% of sales in fiscal year 2004. Creative’s profitability has resulted largely from sales of products from these categories.

The markets for personal digital entertainment products are evolving rapidly and competition is particularly intense. In addition, some of Creative’s competitors in the semiconductor industry are integrating basic audio capabilities into their products for inclusion in PCs. The integration of audio capabilities into the central processing units, motherboards and/or operating systems of PCs has adversely impacted and may continue to adversely impact Creative’s ability to sell its sound card products into the PC market.

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

Creative records a write-down for inventories of components and products that have become obsolete or are in excess of anticipated demand or net realizable value and accrues necessary reserves for cancellation fees of orders for inventories that have been cancelled. Creative recorded a substantial write-down for inventories of components in fiscal year 2006 and, given the rapid and unpredictable pace of product obsolescence in the consumer electronics and PC industries and fluctuation in the prices of components, such as flash memory, the company may incur inventory and related charges in the future. Such charges have had, and may have, a material adverse effect on the company’s results of operations and financial condition.

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

Creative is subject to risks associated with substantial international operations

Sales outside the United States accounted for 59% of Creative’s net sales in fiscal year 2006. In addition, a substantial number of Creative’s products are manufactured, assembled and tested by third parties in Asia. As a result, Creative is subject to a number of risks of conducting business outside of the United States, any of which could have a material adverse impact on its results of operations, including:

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

Although during fiscal years 2006, 2005 and 2004, none of Creative’s customers accounted for more than 10% of Creative’s total worldwide sales, a reduction or delay in orders from a group of Creative’s key distributors and customers could have an adverse effect upon Creative’s operating results and financial position. As of June 30, 2006, one customer accounted for more than 10% of net accounts receivable, and as of June 30, 2005 and 2004, two customers accounted for more than 10% of net accounts receivable.

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

Creative’s success is dependent upon its ability to continue to protect its proprietary technologies, and know-how in product design

Creative’s ability to compete successfully depends, in part, on its ability to protect its proprietary technologies, and know-how in product design. While Creative relies primarily upon its trade secrets program and copyrights to protect its technologies, Creative has a number of patents on its know-how in product design. Creative generally enters into confidentiality and/or license agreements with its employees, distributors, customers and potential customers. It also limits access to, and distribution of, its software, documentation and other proprietary information. However, these protections may not be adequate and Creative’s competitors may independently develop technologies that are substantially equivalent or superior to Creative’s technologies. In addition, the steps taken by Creative may not be adequate to deter misappropriation or independent third-party development of Creative’s technologies. Furthermore, the protection provided to Creative’s proprietary technologies by the laws and courts of foreign nations may not be substantially similar to or as protective as the remedies available under U.S. laws.

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

Changes in environmental rules and regulations could increase Creative’s costs and impact its future operating results

Creative is subject to environmental regulations and other requirements in a number of countries. For example, Creative is subject to the European Union Waste Electrical and Electronic Equipment Directive as enacted by individual European Union countries, which makes producers of electrical goods responsible for the collection, recycling, treatment and disposal of covered products. In the event it is determined that Creative has not complied with applicable environmental laws and regulations, Creative may incur remediation costs, other penalties and sustain injury to its brand image. Creative’s activities also may be limited if it is unable to comply with applicable environmental regulations, which could adversely affect its operating results.

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

Creative is controlled by one founding shareholder

As of June 30, 2006, Mr. Sim Wong Hoo, one of Creative’s founders and its current Chief Executive Officer, beneficially owned approximately 31.2% of Creative’s outstanding ordinary shares. Because he is the largest shareholder, Mr. Sim may be able to influence the election of Creative’s directors, to determine the outcome of most corporate actions requiring shareholder approval and to control the management and affairs of Creative.

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

If Creative delists its shares from the Nasdaq Global Market, investors may find it more difficult to buy or sell Creative’s ordinary shares, and if Creative ceases its U.S. public company reporting obligations, investors may find it more difficult to obtain information about Creative

In January 2003, Creative announced that it intends to delist its ordinary shares from the Nasdaq Global Market, or NASDAQ, and that it will initiate steps to facilitate the elimination of its U.S. public reporting obligations. Creative’s shares would continue to be listed on the Singapore Exchange Securities Trading Limited, or the SGX-ST. In October 2004, Creative announced that it has suspended its plan to delist from NASDAQ and eliminate its U.S. public reporting obligations, but the company may initiate such steps in the future.

The delisting of Creative’s shares from NASDAQ could reduce the ability of holders of its ordinary shares to purchase or sell shares as quickly and as inexpensively as they have done historically, and may have an adverse effect on the trading price of Creative’s ordinary shares. Delisting could also adversely affect Creative’s relationships with its vendors and/or customers.

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

Creative is exposed to increased costs and risks associated with complying with Section 404 of the Sarbanes-Oxley Act

Section 404 of the Sarbanes-Oxley Act of 2002 requires that public companies in the United States evaluate and report on their systems of internal controls over financial reporting. Further, Section 404 requires the company’s independent public accountants to attest to and report on management’s evaluation of those controls. As a foreign private issuer that is an accelerated filer, Creative will be required to include a management’s report in its annual report on Form 20-F for its first fiscal year ending on or after July 15, 2006. If Creative’s worldwide market value of common stock held by non affiliates is below $700 million as at December 31, 2006, Creative is not required to comply with the requirement to provide an auditor’s attestation report on internal control over financial reporting until the fiscal year ending on or after July 15, 2007. Creative is currently in the process of documenting and testing its internal controls over financial reporting to comply with the requirements of Section 404. As a result, Creative is committing substantial time and resources to evaluate and assess the effectiveness of its internal controls. During this process, Creative may identify deficiencies in its system of internal controls over financial reporting that may require remediation. Creative’s evaluation and testing is ongoing, and there can be no assurance that Creative will not identify significant deficiencies or material weaknesses that would require remediation. Creative cannot provide any assurance that it will be able to satisfy the requirements related to internal controls and that its auditors will be able to provide an attestation report regarding management’s internal control report when required.

The market price of Creative’s ordinary shares is volatile

The quoted market price of Creative’s ordinary shares has fluctuated significantly in the past and is likely to continue to be highly volatile. The quoted market price of Creative’s ordinary shares may be significantly affected by a variety of factors, including:

•	the announcement of new products or technologies;

•	innovations by Creative or its competitors;

•	acquisitions of new technologies;

•	divestments of particular low-performing product lines;

•	quarter to quarter variations in Creative’s results of operations;

•	the timing of the delisting of Creative’s shares from NASDAQ and the cessation of its U.S. public company reporting obligations; and

•	general market conditions or market conditions specific to particular industries.

The stock prices for many technology companies, including Creative, have experienced wide fluctuations, which often have been unrelated to the operating performance of these companies. In addition, the relatively low trading volume of Creative’s ordinary shares on NASDAQ may lead to more volatility in the market price of Creative’s shares. As a result, these fluctuations may adversely affect the market price of Creative’s ordinary shares in the future.

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

HISTORY AND DEVELOPMENT OF CREATIVE

Creative Technology Ltd., founded in 1981 by Mr. Sim Wong Hoo, was incorporated in Singapore as a private limited company in July 1983 and continues to maintain its principal executive offices there. From 1983 to 1988, Creative’s revenues were derived primarily from the design, manufacture and distribution of personal computers, or PCs, and related enhancement products. In 1987, as a result of intense competition and continuing price erosion in the PC market, Creative decided to concentrate its development strategy on newer, higher margin audio products. In November 1987, Creative began shipments of Game Blaster, a product designed to add music capabilities to PCs targeted at the PC games and entertainment market. This product evolved into the Sound Blaster product line that began shipping in November 1989. Revenues grew significantly, reflecting rapid market acceptance of Sound Blaster and other products in the Blaster family, which lead to Creative’s successful initial public offering in the United States. Creative’s ordinary shares began trading on the NASDAQ Global Market under the symbol “CREAF” on August 3, 1992. On June 15, 1994 Creative’s shares began trading on the Singapore Exchange Securities Trading Limited.

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

Principal Capital Expenditures

Creative’s capital expenditures for property, plant and equipment for the fiscal years 2006, 2005 and 2004 were $13.3 million, $34.2 million and $22.3 million, respectively. The principal areas of capital expenditures were land and buildings, machinery, computer hardware and office equipment in fiscal year 2006, land and buildings, machinery, computer hardware and software in fiscal year 2005, and machinery, computer hardware and software in fiscal year 2004.

Principal Equity Investments

As part of its long-term business strategy, from time to time, Creative makes strategic equity investments in companies that can provide Creative with technologies or products that management believes will give Creative a competitive advantage in the markets in which Creative competes. During fiscal years 2006, 2005 and 2004, Creative made investments that totaled $2.5 million, $17.8 million and $11.7 million, respectively.

Net investment gain of $18.9 million in fiscal year 2006 included a $20.9 million net gain from sales of investments offset by $2.0 million in write-downs of investments. Net investment gain of $74.4 million in fiscal year 2005 comprised a $86.0 million net gain from sales of investments offset by $11.6 million in write-downs of investments. The bulk of the net gain from the sales of investments was derived from sales of shares of SigmaTel, Inc. (“SigmaTel”). Net investment gain of $72.6 million in fiscal year 2004 comprised $52.9 million net gain from sales of investments where the bulk of the net gain was from sales of SigmaTel shares, and a $23.1 million non-cash gain on a “deemed disposal” of interests in SigmaTel, which was then an associated company, offset by $3.4 million in write-downs of investments.

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

Personal Digital Entertainment Products

Portable Digital Entertainment Players: Creative offers a broad array of portable digital audio and video players that incorporate either flash memory or a high-capacity hard drive. Creative’s flash memory digital audio players aimed at consumers with an active lifestyle include the Zen and MuVo line of products, such as the Creative Zen V Plus, Creative Zen V, Creative Zen Neeon 2, MuVo Vidz and MuVo S200. The small and trendy Creative Zen V Plus features a brilliant full color 1.5” OLED display with a suite of music, photo, radio and video functions. The petite Creative Zen Neeon 2 is available with backplates in five colors and a variety of Stik-On™ designs which allow users to personalize the player. Creative’s high-capacity hard drive digital video players include the Creative Zen Vision W and Creative Zen Vision: M. The Creative Zen Vision W, available in 30GB and heavy-duty 60GB models, has a 4.3” WQVGA wide aspect 480 x 272 resolution screen at up to 262,144 colors and it supports popular formats for movies, music, photos and includes FM radio. The Creative Zen Vision: M, which won the Best of CES 2006 awards in the Best in Show and MP3 and Portable Video categories, features a 2.5” full-color screen that plays videos, photos and music and is available with a storage capacity of 30GB and 60GB.

Digital Cameras: Creative offers a full line of feature-rich desktop and notebook webcams. Creative recently introduced a breakthrough in webcam design with the Creative Live! Cam Voice. Its impressive Directional Live!® Audio Technology blocks out the majority of unwanted surrounding noise and it features an advanced CMOS sensor and high quality ultra-wide angle lens that captures large 1.3-megapixel videos, and snaps up to 5-megapixel photos (via software interpolation). The Creative Live! Cam Video IM Pro comes equipped with a high-speed USB 2.0 connection that allows the user to enjoy faster frame rates and ultra smooth videos. The 5-megapixel DiVi CAM 516 is an all-in-one mini digital camcorder which features key functions such as video recorder, digital camera, voice recorder and digital audio player.

Audio Products

Since the introduction of the original Sound Blaster in 1989, Creative has continuously improved the technology and features of its PC audio offerings. Creative’s most advanced sound card to date, the Sound Blaster X-Fi™ series of sound cards, includes the Sound Blaster X-Fi Elite Pro and the Sound Blaster X-Fi Fatal1ty. The Sound Blaster X-Fi Elite Pro is Creative’s top-of-the-line sound card and features professional-quality digital-to-analog converters with 116dB SNR, an I/O module with a comprehensive selection of connectivity for audio creation, 64MB of on-board X-RAM together with all of the standard features of the rest of the family of Sound Blaster X-Fi cards. The Sound Blaster X-Fi Fatal1ty was designed for gamers and is equipped with X-RAM for high performance gaming. It improves PC gamers’ frame rates and supports the latest EAX ADVANCED HD™ 5.0. All models of the Sound Blaster X-Fi come with 24-bit Crystalizer, X-Fi CMSS-3D, and X-Fi CMSS-3D Headphone Expander technologies. The 24-bit Crystalizer technology enhances music to 24-bit quality, enabling MP3s, CDs, games and other sources to sound better. The X-Fi CMSS-3D surround technology converts basic stereo content into multi-channel in real-time to maximize the experience from multi-channel speakers and even deliver incredible virtual surround over 2-speakers or headphones. The CMSS-3D Headphone Expander technology enhances the listener’s audio experience by making the sound appear to come from external speakers instead of headphones pressing right against the listener’s ears.

Speakers

To provide a complete audio solution for music, gaming and movie enthusiasts, Creative offers a complete range of high-quality satellite and subwoofer speaker systems for the PC. Current models include the following: Creative GigaWorks® ProGamer G550W speakers with a wireless remote, highly-efficient 3” full-range driver, full-frequency satellites (including wireless rear speakers) and a wood subwoofer with a dual ported design for aggressive bass, the Creative Inspire T3030 and T6060 feature a unique two-way satellite design and T-series tweeter for performance and clarity, the Creative TravelDock™ and Creative TravelSound® range of portable speakers such as the TravelDock 900 which can connect to CD and digital audio players, the TravelSound 400 with a novel 180° swivel design which can be rotated out of the way for speaker protection and automatic power-off, and the compact TravelSound PoPz which is available in a selection of colors.

Other Products

Headphones and Headsets: Creative offers a wide range of headphones and headsets including noise-canceling headphones and wireless headphones and headsets for music, home entertainment, gaming and professional or studio purposes.

Communications Products: Creative offers wireless modems and broadband Internet access solutions, such as DSL modems and bridging/routing devices.

Musical Instrument Products: E-mu Systems, Inc. (“E-mu”), a Creative subsidiary, designs, manufactures and markets electronic musical instruments, computer controlled sound and multimedia solutions, professional digital sampling systems and digital sampling players under the E-mu brand name. Current products include the E-mu Xboard™ 61 USB/MIDI Controller which features 61 premium full-size keys with aftertouch, 16 programmable real-time control knobs, 16 new patch select/program change buttons, Xboard Control editing software, and E-mu’s Proteus X Version 1.5 Desktop Sound Module with over 3GB of sounds.

Input Devices: Creative offers various models of laser and optical mice as well as wireless keyboards.

Marketing, Sales, Customer Support And Backlog

Retail sales

Creative markets its products in more than 50 countries in the Americas, Europe and Asia through a worldwide network of wholly-owned subsidiaries, related and third-party distributors, and certain key retailers. The third party distributors and retailers are selected for their expertise in marketing and ability to place Creative’s products in the major retail channels. See Note 19 of “Notes to Consolidated Financial Statements” for information relating to foreign and domestic operations and export sales.

Creative’s sales, by geographical region, expressed as a percentage of total external sales are as follows:

	Fiscal years ended June 30,
	2006	2005	2004
The Americas	41%	43%	47%
Europe	41%	38%	38%
Asia Pacific	18%	19%	15%

Creative distributes its products in North America predominantly through Creative Labs and through other subsidiaries, including CL Direct, 3Dlabs, Broadxent and Cambridge SoundWorks. The distribution of products in Europe is carried out principally through Creative’s wholly-owned European distribution center in Dublin, Ireland, where manufacturing, distribution and customer support operations are conducted. In order to focus its products more directly on satisfying local market needs, and to enhance and support existing distribution arrangements, Creative also utilizes wholly-owned sales and marketing agencies in certain European countries including: the United Kingdom, France, Germany, Belgium, the Netherlands, Spain, Denmark, Sweden, Italy, Poland and Portugal. In Asia, Creative distributes its products through its headquarters in Singapore and its subsidiaries and affiliated companies in Australia, China, Hong Kong, Japan, Malaysia and Taiwan.

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

OEM sales

Creative’s primary OEM focus has been to sell and support its family of sound cards, MP3 players, speakers and workstation graphics products to OEMs who incorporate or bundle those products into their PCs and workstations. Creative products are either included as a part of a pre-configured feature in some OEM system configurations or offered as an upgrade option that the end customer can specify. OEMs typically sell Creative’s portable digital entertainment products and speakers either as a bundle with their systems or as stand-alone units.

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

Research And Development

Creative has maintained its research and development department (“R&D Department”) at its Singapore headquarters and in the U.S., U.K. and China. As part of its overall policy of developing a broad range of multimedia technologies for the consumer electronics and PC markets, Creative has made a number of strategic acquisitions, including 3Dlabs, Cambridge SoundWorks, Broadxent, E-mu, Ensoniq and Silicon Engineering Inc. The efforts of the R&D Department have been critical in Creative’s development of its products and resulted in several new products, including the latest Sound Blaster X-Fi product line, which includes CMSS-3D, 24-bit Crystalizer and SuperRip technologies, PDE products, including the Zen and MuVo lines of portable digital audio players and media players, the Live! Cam family of webcams and the new lines of speakers under the Gigaworks, I-Trigue, Inspire, Cambridge SoundWorks MegaWorks and TravelSound brands.

To remain competitive, Creative believes that it will need to continue to invest significant resources in research and development to enhance existing products and to develop new technologies and products. In fiscal years 2006, 2005 and 2004, Creative spent $77.2 million, $82.3 million, and $69.5 million, respectively, on research and development. Some of the technologies and products currently being developed by Creative include next generation audio products that incorporate high definition audio for the PC, multi-speaker surround sound, enhancements to the 24-bit Advanced HD and EAX Advanced HD standard, digital MP3 signal processing technologies, new PDE products including digital cameras and digital audio players, and a new line of digital speakers. 3Dlabs designs sophisticated programmable media processors that are among some of the most complex silicon devices in the industry. In developing new products, Creative strives to design technologies, products and processes that provide greater consumer functionality, ease of use, lower cost of production, and better performance. In addition to in-house research and development efforts, Creative continues to license and purchase relevant technologies in the normal course of its business.

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

In August 2005, Creative was awarded a patent by the U.S. Patent and Trademark Office. This patent, Patent no. 6,928,433, which Creative refers to as “ZEN Patent”, covers the user interface of portable media players, including many of the Creative ZEN and earlier NOMAD® Jukebox MP3 players, and some competing players, such as the Apple® iPod® products, and certain cell phones with music functions. The ZEN Patent covers the user interface that enables users of such devices to efficiently and intuitively navigate among and select tracks on the device.

Seasonality

Creative’s sales are seasonal. Creative typically experiences higher demand for its products in the second quarter of the fiscal year compared to the other quarters of the fiscal year, due primarily to the back to school buying season and the year-end holiday shopping season.

Competition

Creative faces intense competition from both established companies and emerging companies in the personal digital entertainment, including cell phones with music functions, PC audio, speakers, multimedia and semiconductor markets and expects competition to continue to intensify as these markets evolve. Many of Creative’s current and potential competitors have substantially greater financial, manufacturing, marketing, distribution and other resources. Some of Creative’s competitors may also have greater name recognition and market presence, longer operating histories, greater market power and product depth, lower cost structures and larger customer bases. Creative’s current competitors include:

•	for Creative’s PDE products: A-MAX Technology, Apple Computer, Archos Technology, i-River, Logitech, Microsoft, Panasonic, Philips, Thompson, Samsung, SanDisk, Sony, and Toshiba;

•	for Creative’s audio products, Sound Blaster boards and chipsets: Analog Devices, Intel, M-Audio, SigmaTel, Terratec, VIA Technologies, C-Media, and Realtek;

•	in the speaker market: Altec Lansing, Bose, Cyber Acoustics, Harmon Multimedia/JBL, Klipsch, Logitech/Labtec, Philips, and several non-branded Chinese manufacturers.

These competitors may be able to adapt more quickly to new technologies and changes in consumer preferences by introducing new products at competitive prices which may result in lost market share for Creative and may force Creative to lower prices on its products which may result in reduced margins for those products. These competitive pressures may also cause Creative’s potential customers to delay or defer their purchasing decisions in anticipation of potential new products, lower prices to come, or both. Creative may not be able to compete successfully in the future with its existing or potential competitors and intense competition could have a material adverse effect on Creative’s operating results. See Item 3 “Risk Factors”—Creative faces a high level of competition in each of its product markets.

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

Governmental Regulation

Creative is subject to various governmental regulations in countries in which it operates, including regulations relating to business/investment approvals, export regulations including those related to national security considerations, tariffs, antitrust, intellectual property, consumer and business taxation and exchange controls. In addition, Creative is subject to the rules and regulations of the Accounting and Corporate Regulatory Authority and Singapore Exchange Securities Trading Limited in Singapore, and the rules and regulations of the Securities and Exchange Commission and the NASDAQ Global Market in the United States. Creative is also subject to environmental, recycling and occupational health and safety regulations in the jurisdictions in which it operates, particularly those in which it has manufacturing, research, or similar operations.

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

The following is a description of Creative’s leased properties as of June 30, 2006:

Location	Description of Property	Area Sq. Ft.	Lease Expiration
Singapore	Land for corporate headquarters building	267,863	2024
Beijing, China	Office	46,807	2008
Shanghai, China	Office	21,170	2006
Stillwater, Oklahoma, USA	Office and warehouse	58,720	2007
San Jose, California, USA	Office and warehouse	129,270	2011
Scotts Valley, California, USA	Office, R&D center and warehouse	34,081	2010
Madison, Alabama, USA	Office	47,283	2006
Andover, Massachusetts, USA	Office and R&D center	26,053	2007
Westwood, Massachusetts, USA	Warehouse	108,000	2007

Creative also currently leases an aggregate of approximately 138,000 square feet of office space for smaller sales offices in Australia, Belgium, China, Denmark, France, Germany, Hong Kong, Italy, Japan, Poland, Portugal, Spain, Sweden, Taiwan, Dubai, Malaysia, the United Kingdom, and the United States. In addition, Cambridge SoundWorks operates 13 retail stores with an aggregate of approximately 51,000 square feet in California, Connecticut, Massachusetts and New Hampshire. Leases for these smaller sales offices are subject to lease agreements expiring between 2006 and 2013.

Creative Technology Centre Pte. Ltd., a subsidiary of Creative, owns the 663,000 square foot corporate headquarters building on leased land in Singapore. This facility is being utilized for offices, research and development and warehousing. In addition, Creative also owns two office buildings in Milpitas, California that total approximately 88,000 square feet. Creative also has office, production and warehouse facilities of approximately 100,000 square feet in Dublin, Ireland, 1,037,000 square feet in Malaysia and 288,000 square feet in China. Creative owns approximately 5 acres of land for its facilities in Ireland, approximately 3.5 acres of land for its facilities in U.S., approximately 30 acres of leasehold land for its facilities in Malaysia and approximately 58 acres of leasehold land for its facilities in China.

Creative believes that all of its properties are in good condition and suitable for the purposes for which they are used.

ITEM 4A:	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5:	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

GENERAL

Operating and Financial Review and Prospects are based upon Creative’s Consolidated Financial Statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

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

VALUATION OF INVENTORIES

Creative states inventories at the lower of cost or market. The company records a write-down for inventories of components and products which have become obsolete or are in excess of anticipated demand or net realizable value. Management performs a detailed assessment of inventory at each balance sheet date to establish provisions for excess and obsolete inventories. Management’s evaluation includes a review of, among other factors, historical sales, current economic trends, forecasted sales, demand requirements, product lifecycle and product development plans, quality issues, and current inventory levels. The markets for PC peripherals and personal digital entertainment products are subject to a rapid and unpredictable pace of product and component obsolescence and demand changes. If future demand or market conditions for the company’s products are less favorable than forecasted or if unforeseen technological changes negatively impact the utility of component inventory, Creative may be required to record write-downs which would negatively affect gross margins in the period when the write-downs are recorded and its operating results and financial position could be adversely affected.

VALUATION OF INVESTMENTS

Creative holds equity investments in various companies from less than 1% to 100% of the issuer’s outstanding capital stock. Investments in companies in which Creative acquires more than 50% of the outstanding capital stock and which are under Creative’s effective control, are treated as investments in subsidiaries, and the balance sheets and results of operations are fully consolidated after making an allowance for any minority interests. Companies in which Creative’s investments total between 20% and 50% of such company’s capital stock are treated as associated companies and recorded on an equity basis, whereby the cost of investment is adjusted to recognise Creative’s share of all post acquisition results of operations.

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

RESULTS OF OPERATIONS

The following table sets forth, for the periods indicated, selected statement of operations data as a percentage of sales:

	Years ended June 30
	2006	2005	2004
Sales, net	100%	100%	100%
Cost of goods sold	85	78	65

Gross profit	15	22	35
Operating expenses:
Selling, general and administrative	18	16	21
Research and development	7	7	8
Other charges	3	5	—

Operating (loss) income	(13)	(6)	6
Gain from investments, net	2	6	9
Interest income	1	—	—
Interest expense	(1)	—	—
Others	—	—	1

(Loss) income before income taxes and minority interest	(11)	—	16
Provision for income taxes	1	—	1
Minority interest in loss (income)	—	—	—

Net (loss) income	(10)%	—%	17%

The following table sets forth Creative’s net sales, by product category expressed as a percentage of sales for the past three fiscal years:

	Years ended June 30
	2006	2005	2004
Personal Digital Entertainment	65%	63%	33%
Audio	13%	14%	25%
Speakers	13%	14%	23%
All Other Products	9%	9%	19%

YEAR ENDED JUNE 30, 2006 COMPARED TO YEAR ENDED JUNE 30, 2005

Net sales

Net sales for the year ended June 30, 2006 decreased by 8% compared to the year ended June 30, 2005. Sales of personal digital entertainment (“PDE”) products, which include digital audio players and digital cameras, decreased by 5% compared to fiscal year 2005 and represented 65% of sales in fiscal year 2006 compared to 63% of sales in fiscal year 2005. During the first six months of fiscal year 2006, sales of PDE products increased by 34% compared to the same period in the prior fiscal year, but sales of such products slowed significantly in the second half of the fiscal year. The slowdown in sales of PDE products in the second half of fiscal year 2006 was mainly due to a steep drop in flash memory prices during that period, which created uncertainty and price instability in the retail market for flash-based digital audio players and contributed to a significant slowdown in worldwide sales of digital audio players, and Creative’s decision to streamline its lineup of digital audio players to focus on strategic and more profitable products. Sales of audio products, which consist of Sound Blaster audio cards and chipsets, decreased by 12% compared to fiscal year 2005 and represented 13% of sales in fiscal year 2006 compared to 14% in fiscal year 2005. The decrease in audio product sales was mainly due to a decrease in sales of low-end audio sound cards. Sales of speakers decreased by 12% in fiscal year 2006 compared to fiscal year 2005 and represented 13% of sales in fiscal year 2006 compared to 14% in fiscal year 2005. The decrease was primarily attributable to lower sales of non-multimedia speakers. Sales from all other products, which include graphics products, communication products, accessories and other miscellaneous items, decreased by 16% compared to fiscal year 2005 and represented 9% of sales in fiscal years 2006 and 2005. The decrease was primarily attributable to decreases in sales of graphics and communication products.

Gross profit

Gross profit in fiscal year 2006 was 14.6% of sales compared to 22.5% in fiscal year 2005. The decrease in gross profit was primarily attributable to a substantial write-down of flash memory inventory in the third quarter of fiscal year 2006 due to a steep drop in the flash memory prices. The drop in flash memory prices caused market uncertainty that resulted in lower sales and reductions in the selling prices of digital audio players, which negatively impacted gross profit.

Operating expenses

Selling, general and administrative (“SG&A”) expenses in fiscal year 2006 decreased marginally by 1% compared to fiscal year 2005. As a percentage of sales, SG&A expenses were 18% of sales compared to 16% of sales in fiscal year 2005.

Research and development (“R&D”) expenses decreased by 6% compared to fiscal year 2005. As a percentage of sales, R&D expenses were 7% of sales in fiscal years 2006 and 2005.

Other charges of $37.3 million for fiscal year 2006 comprised a $4.9 million of restructuring charge related to 3Dlabs, a $31.4 million impairment of goodwill and other intangible assets charge related to 3Dlabs, and $1.0 million in employee separation costs under a worldwide workforce reduction exercise. The restructuring charge related to 3Dlabs was due to a change in business strategy to refocus on the portable handheld device market instead of the professional workstation graphics business. The restructuring charge comprised $3.0 million in employee severance costs, $0.3 million in facility exit costs and $1.6 million in fixed assets impairment write-downs. As a result of the change in business strategy, the fair value of 3Dlabs could no longer support the carrying value of the goodwill and other intangible assets associated with the acquisition of 3Dlabs in May 2002, and accordingly, Creative recorded a $31.4 million impairment of goodwill and other intangible assets in fiscal year 2006. See Note 3 and 12 of “Notes to Consolidated Financial Statements.”

The impairment of goodwill and intangible assets charge of $65.2 million in fiscal year 2005 resulted from a review of the goodwill and intangible assets of 3Dlabs during the second quarter of fiscal year 2005. During the second quarter of fiscal year 2005, management noted that the revenue of 3Dlabs continued to perform below expectations due to delays in the launch of new products. Therefore, in accordance with SFAS No. 142, an impairment test was performed by an independent assessor on the goodwill and other intangible assets of 3Dlabs. The fair value was determined based on a combination of the projected discounted cash flow method and the market comparable method whereby market multiples of 3Dlabs were compared to the market multiples of other publicly traded companies in similar lines of business. The conclusion of the impairment review was that the fair value of 3Dlabs could no longer support the carrying value of the remaining goodwill and other intangible assets associated with them. As a result, Creative recorded goodwill and other intangible assets impairment charge of $65.2 million in fiscal year 2005.

Net investment gain

Net investment gain of $18.9 million in fiscal year 2006 included a $20.9 million net gain from sales of investments offset by $2.0 million in write-downs of investments. Net investment gain of $74.4 million in fiscal year 2005 comprised a $86.0 million net gain from sales of investments offset by $11.6 million in write-downs of investments. The bulk of the net gain from the sales of investments was derived from sales of shares of SigmaTel, Inc. (“SigmaTel”).

As part of its long-term business strategy, from time to time, Creative makes strategic equity investments in companies that can provide Creative with technologies or products that management believes will give Creative a competitive advantage in the markets in which Creative competes.

Net interest

Net interest for fiscal year 2006 was an expense of $3.2 million compared to an expense of $0.1 million for fiscal year 2005. The higher net interest expense in fiscal year 2006 was due to the five-year $175.0 million syndicated term loan, of which $100.0 million was drawn-down in December 2004 and the remaining $75.0 million in February 2005.

Others

Others was an income of $3.6 million in fiscal year 2006, compared to an expense of $4.3 million in fiscal year 2005. Other income of $3.6 million in fiscal year 2006 comprised mainly of $1.4 million in dividends received from investments and $2.0 million in sundry income, the bulk of which pertained to a write-back of unclaimed invoices. Other expenses in fiscal year 2005 include an exchange loss of $4.2 million and share of equity-method investees’ losses of $1.6 million, offset partially by $1.2 million in dividends received from investments.

Provision for income taxes

Provision for income taxes of foreign subsidiaries is based on the corporate income tax rates of the country in which the subsidiary is located. The net operating profits of subsidiaries were not offsettable with the net operating losses sustained by subsidiaries from a different tax jurisdiction. In Singapore, Creative was granted a new Pioneer Certificate under the International Headquarters Award that will expire in March 2010. Profits arising from qualifying activities under the new Pioneer Certificate will be exempted from income tax, subject to certain conditions. The Singapore corporate income tax rate of 20% is applicable to the profits excluded from the new Pioneer Certificate.

In fiscal year 2006, tax write-back includes a $10.0 million reversal of income taxes. The reversal was related to corporate taxes provided for in full for profits arising from qualifying activities from the commencement date of the new Pioneer Certificate until the second quarter of fiscal year 2004, based on the standard tax rates of 24.5% for fiscal year 2001, 22% for fiscal years 2002 and 2003, and 20% for fiscal year 2004.

YEAR ENDED JUNE 30, 2005 COMPARED TO YEAR ENDED JUNE 30, 2004

Net sales

Net sales for the year ended June 30, 2005 increased by 50% compared to the year ended June 30, 2004. The revenue increase was mainly attributable to a substantial increase in sales of digital audio players. Sales of PDE products, which include digital audio players and web cameras, increased by 187% compared to fiscal year 2004 and represented 63% of sales in fiscal year 2005 compared to 33% of sales in fiscal year 2004. The strong demand for PDE products was driven by a number of factors, including the global marketing campaign launched in November 2004, competitive pricing of the Zen Micro hard drive player and the MuVo family of flash players and increased retail distribution of PDE products due to increased demand worldwide for digital audio players and web cameras. Sales of audio products, which consist of Sound Blaster audio cards and chipsets, decreased by 18% compared to fiscal year 2004, and as a percentage of sales, represented 14% of sales in fiscal year 2005 compared to 25% in fiscal year 2004. The decrease in audio sales was primarily due to lower sales of low-end audio products, which have been negatively impacted by sales of integrated motherboard audio solutions in value PCs. Sales of speakers decreased marginally by 4% in fiscal year 2005 compared to fiscal year 2004 and represented 14% of sales in fiscal year 2005 compared to 23% of sales in fiscal year 2004. Sales from all other products, which include graphics products, communication products, accessories and other miscellaneous items, decreased by 29% compared to fiscal year 2004 and represented 9% of sales in fiscal year 2005 compared to 19% of sales in fiscal year 2004. The decrease was primarily attributable to decreases in sales of graphics and communication products due to delays in the launch of new products by 3Dlabs and intense competition.

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

Operating expenses

SG&A expenses in fiscal year 2005 increased by 17% compared to fiscal year 2004. The increase in SG&A expenses was mainly attributable to an increase in sales volume and an increase in sales and marketing expenses, including the launch of a global marketing campaign. As a percentage of sales, SG&A expenses were 16% of sales in fiscal year 2005 compared to 21% of sales in fiscal year 2004.

R&D expenses increased by 18% compared to fiscal year 2004, primarily due to an increase in spending on product development. As a percentage of sales, R&D expenses were 7% of sales in fiscal year 2005 compared to 8% in fiscal year 2004.

The impairment of goodwill and intangible assets of $65.2 million in fiscal year 2005 resulted from a review of the goodwill and intangible assets of 3Dlabs during the second quarter of fiscal year 2005. In accordance with SFAS No. 142, Creative reviews goodwill and purchased intangible assets for impairment annually and whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. Creative typically performs its annual impairment assessment for goodwill and other intangible assets in the fourth quarter of its fiscal year. However, during the second quarter of fiscal year 2005, management noted that the revenue of 3Dlabs continued to perform below expectations due to delays in the launch of new products. As such, in accordance with SFAS No. 142, an impairment test was performed on the goodwill and other intangible assets that were acquired in connection with the acquisition of 3Dlabs in May 2002. An independent assessor was engaged to perform the impairment review. The fair value was determined based on a combination of the projected discounted cash flow method and the market comparable method whereby market multiples of 3Dlabs were compared to the market multiples of other publicly traded companies in similar lines of business. The conclusion of the impairment review was that the fair value of 3Dlabs could no longer support the carrying value of the remaining goodwill and other intangible assets associated with them. As a result, Creative recorded a goodwill impairment charge of $62.5 million and other intangible assets impairment charge of $2.7 million in the second quarter of fiscal year 2005. See Note 3 of “Notes to Consolidated Financial Statements”. As at the end of the fiscal year 2005, Creative concluded that there had not been any significant change in the fair value of the intangible assets since the second quarter of fiscal year 2005.

Net investment gain

Net investment gain of $74.4 million in fiscal year 2005 comprised a $86.0 million net gain from sales of investments offset by $11.6 million in write-downs of investments. The bulk of the net gain from the sales of investments was derived from sales of shares of SigmaTel. Net investment gain of $72.6 million in fiscal year 2004 comprised a $52.9 million net gain from sales of investments and a $23.1 million non-cash gain on a “deemed disposal” of interests in SigmaTel, which was then an associated company, offset by $3.4 million in write-downs of investments. The “deemed disposal” of interests in SigmaTel resulted from SigmaTel’s initial public offering of common stock in the United States. As a result of SigmaTel’s initial public offering, Creative’s ownership percentage in the company was reduced even though Creative did not dispose any of its shareholdings during the initial public offering. This reduction was treated in accordance with U.S. GAAP as a “deemed disposal,” which represents the net increase in Creative’s share of the net assets of SigmaTel, as a result of the initial public offering. The net gain of $52.9 million in fiscal year 2004 from sales of investments includes a $38.1 million net gain from sales of interests in SigmaTel where it ceased to be an equity-method investee company.

As part of its long-term business strategy, from time to time, Creative makes strategic equity investments in companies that can provide Creative with technologies or products that management believes will give Creative a competitive advantage in the markets in which Creative competes.

Net interest

Net interest for fiscal year 2005 was an expense of $0.1 million compared to net interest income of $3.6 million for fiscal year 2004. The decrease in net interest income by $3.7 million was mainly due to a lower average cash balance and additional interest expense arising from the five-year $175.0 million syndicated term loan that was drawn-down in fiscal year 2005.

Others

Others was an expense of $4.3 million in fiscal year 2005 compared to income of $5.7 million in fiscal year 2004. Net expense in fiscal year 2005 include an exchange loss of $4.2 million compared to a gain of $4.5 million in fiscal year 2004, and share of equity-method investees’ losses of $1.6 million in fiscal year 2005 compared to share of equity-method investees’ gains of $0.3 million in fiscal year 2004.

Provision for income taxes

Provision for income taxes of foreign subsidiaries is based on the corporate income tax rates of the country in which the subsidiary is located. The net operating profits of subsidiaries is not offsettable with the net operating losses sustained by subsidiaries from a different tax jurisdiction. In Singapore, Creative was granted a new Pioneer Certificate under the International Headquarters Award that will expire in March 2010. Profits arising from qualifying activities under the new Pioneer Certificate will be exempted from income tax, subject to certain conditions. The Singapore corporate income tax rate of 20% is applicable to the profits excluded from the new Pioneer Certificate.

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

QUARTERLY RESULTS

The following is a summary of Creative’s unaudited quarterly results for the eight quarters ended June 30, 2006, together with the percentage of sales represented by such results. Consistent with the PC peripherals and digital entertainment markets, demand for Creative’s products is generally stronger in the quarter ended December 31, compared to any other quarter of the fiscal year due to consumer buying patterns. In management’s opinion, the results detailed below have been prepared on a basis consistent with the audited financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information for the periods presented when read in conjunction with the financial statements and notes thereto contained elsewhere herein. Creative’s business is seasonal in nature and the quarterly results are not necessarily indicative of the results to be achieved in future quarters.

	Unaudited data for quarters ended (in US$’000 except per share data)
	Jun 30 2006	Mar 31 2006	Dec 31 2005	Sep 30 2005	Jun 30 2005	Mar 31 2005	Dec 31 2004	Sep 30 2004
Sales, net	$230,875	$225,657	$390,826	$280,173	$305,409	$333,840	$375,142	$210,020
Cost of goods sold	198,371	235,799	305,440	223,607	274,417	256,519	273,398	144,817

Gross profit	32,504	(10,142)	85,386	56,566	30,992	77,321	101,744	65,203
Operating expenses:
Selling, general and administrative	42,753	51,959	55,220	45,265	48,051	51,208	56,931	40,068
Research and development	15,682	18,843	22,734	19,927	20,300	19,687	22,620	19,718
Other charges	—	37,351	—	—	—	—	65,225	—

Operating (loss) income	(25,931)	(118,295)	7,432	(8,626)	(37,359)	6,426	(43,032)	5,417
Net (loss) gain from investments	(34)	2,030	6,880	10,028	9,304	14,766	51,539	(1,204)
Interest income	2,000	1,847	1,399	995	967	1,243	651	710
Interest expense	(2,701)	(2,449)	(2,244)	(2,017)	(1,792)	(1,275)	(456)	(151)
Others	6,072	2,488	(5,140)	152	(4,796)	(5,728)	5,555	709

(Loss) income before income taxes and minority interest	(20,594)	(114,379)	8,327	532	(33,676)	15,432	14,257	5,481
Provision for income taxes	7,632	(229)	(115)	(138)	1,855	(53)	(2,236)	(535)
Minority interest in loss (income)	230	279	(1)	297	(123)	534	(178)	(170)

Net (loss) income	$(12,732)	$(114,329)	$8,211	$691	$(31,944)	$15,913	$11,843	$4,776

Basic (loss) earnings per share	$(0.15)	$(1.38)	$0.10	$0.01	$(0.38)	$0.19	$0.14	$0.06

Weighted average ordinary shares outstanding (‘000)	83,179	82,895	82,740	83,556	83,576	83,307	82,320	81,443

Diluted (loss) earnings per share	$(0.15)	$(1.38)	$0.10	$0.01	$(0.38)	$0.18	$0.14	$0.06

Weighted average ordinary shares and equivalents outstanding (‘000)	83,179	82,895	83,532	84,690	83,576	86,274	85,930	84,237

	Unaudited data for quarters ended (as a percentage of sales)
	Jun 30 2006	Mar 31 2006	Dec 31 2005	Sep 30 2005	Jun 30 2005	Mar 31 2005	Dec 31 2004	Sep 30 2004
Sales, net	100%	100%	100%	100%	100%	100%	100%	100%
Cost of goods sold	86	105	78	80	90	77	73	69

Gross profit	14	(5)	22	20	10	23	27	31
Operating Expenses:
Selling, general and administrative	18	23	14	16	16	15	15	19
Research and development	7	8	6	7	6	6	6	10
Impairment of goodwill / intangible assets	—	17	—	—	—	—	17	—

Operating (loss) income	(11)	(53)	2	(3)	(12)	2	(11)	2
Net (loss) gain from investments	—	1	2	4	3	5	14	(1)
Interest income	1	1	—	—	—	—	—	—
Interest expense	(1)	(1)	(1)	(1)	—	—	—	—
Others	2	1	(1)	—	(2)	(2)	1	1

(Loss) income before income taxes and minority interest	(9)	(51)	2	—	(11)	5	4	2
Provision for income taxes	3	—	—	—	1	—	(1)	—
Minority interest in loss (income)	—	—	—	—	—	—	—	—

Net (loss) income	(6)%	(51)%	2%	—%	(10)%	5%	3%	2%

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents at June 30, 2006 were $214.0 million compared to the balance of $187.2 million at June 30, 2005.

Operating Activities

Net cash provided by operating activities during fiscal year 2006 was $49.3 million compared with $208.1 million used in fiscal year 2005. The cash provided by operating activities of $49.3 million was mainly due to a $21.6 million net decrease in accounts receivable and other assets and prepaid expenses, a $161.0 million net decrease in inventory and a $36.3 million adjustment for non-cash items. The decrease in inventory was in line with management’s intention to maintain a lower inventory balance. Cash provided by operating activities was offset partially by a $49.6 million net decrease in accounts payable and accrued and other liabilities. The $36.3 million in adjustments to non-cash items comprised mainly $25.0 million of depreciation and amortization and $31.5 million in impairment of goodwill and intangible assets, offset partially by $20.9 million in net gains from the disposal of investments.

Net cash used in operating activities during fiscal year 2005 was $208.1 million compared with $22.8 million in fiscal year 2004. The cash used in operating activities of $208.1 million was mainly due to a $96.2 million net increase in accounts receivable and other assets and prepaid expenses and a $212.0 million net increase in inventory. As of June 30, 2005, Creative had $395.9 million in inventory compared to $183.9 million in inventory as of June 30, 2004. Creative built up its inventory to better position the company to take advantage of the expanding markets for digital audio players and to support the strong revenue growth that the company expected. However, due to softer than expected demand for digital audio players in the second half of fiscal year 2005, Creative’s inventory levels were higher than anticipated in the third and fourth quarters. Cash used in operating activities was offset partially by $20.5 million in adjustments for non-cash items and a net increase in accounts payable and accrued and other liabilities of $80.0 million. The $20.5 million in adjustments to non-cash items primarily comprised $27.9 million in depreciation and amortization, $11.6 million in write-offs of investments and other non-current assets, $85.8 million in net gains from the disposal of investments, and $65.2 million in impairment of goodwill and intangible assets.

Investing Activities

Net cash provided by investing activities during fiscal year 2006 was $9.3 million compared with $42.5 million in fiscal year 2005. The $9.3 million cash provided in fiscal year 2006 primarily comprised proceeds from sales of investments amounting to $29.2 million, offset partially by net capital expenditures of $13.3 million and a $4.0 million increased in other non-current assets pertaining to additional investments in equity-method investee companies.

Net cash provided by investing activities during fiscal year 2005 was $42.5 million compared with $24.1 million in fiscal year 2004. The $42.5 million cash provided in fiscal year 2005 primarily comprised proceeds from sales of investments amounting to $98.1 million, offset partially by net capital expenditures of $34.2 million and the purchase of investments amounting to $17.8 million.

Financing Activities

Net cash used in financing activities during fiscal year 2006 was $35.0 million compared with $142.2 million provided by financing activities in fiscal year 2005. Cash used in financing activities of $35.0 million primarily consisted of a $20.7 million dividend payment (see Note 8 of “Notes to Consolidated Financial Statements”), $8.1 million in open market repurchases of Creative’s ordinary shares, $3.8 million of repayments of debt obligations and $3.7 million of repayments of capital leases, offset partially by proceeds from the exercise of ordinary share options amounting to $2.9 million.

Net cash provided by financing activities during fiscal year 2005 was $142.2 million compared with cash used of $25.0 million in fiscal year 2004. Cash provided by financing activities of $142.2 million primarily consisted of $175.0 million in proceeds from the draw-down of a five year $175.0 million syndicated term loan facility with a group of international banks and $14.8 million in proceeds from the exercise of ordinary share options, offset partially by dividend payment of $41.4 million to shareholders. See Note 8 of “Notes to Consolidated Financial Statements”.

Current and Expected Liquidity

As of June 30, 2006, in addition to its cash reserves and excluding long term loans, Creative has credit facilities totaling $98.0 million for overdrafts, guarantees, letters of credit and fixed short-term loans, of which approximately $95.4 million were unutilized.

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

Debt Obligations

In November 2004, Creative entered into a five-year $175.0 million syndicated term loan facility with a group of international banks. The proceeds from this facility were used primarily to fund the growth in working capital requirements arising from the growth in the company’s revenue. The facility is unsecured and bears interest at LIBOR plus a margin of 0.45% for the first three years and LIBOR plus a margin of 0.95% for the remaining two years. The loan facility contains certain financial covenants, including requirements for Creative to maintain certain ratios for its working capital, but does not restrict Creative’s ability to borrow nor distribute earnings. The entire loan facility of $175.0 million was drawn down in fiscal 2005.

On November 21, 2002, Creative Technology Centre Pte Ltd (“CTC”), a Singapore subsidiary of Creative, entered into a nine-year term loan facility for up to S$54.0 million ($34.0 million) with a bank. The loan is repayable in thirty-six quarterly installments of S$1.5 million ($0.9 million). The repayment commenced on March 31, 2003. The interest on the outstanding loan balance is based on bank’s floating rate plus margin 1.5%. The loan is secured by a first mortgage on the building and by way of a fixed and floating charge over all assets of CTC. At June 30, 2006, S$33.0 million ($20.8 million) was outstanding.

Creative has various other credit facilities relating to overdrafts, letters of credit, bank guarantees and short term loans with several banks totaling approximately $98.0 million at June 30, 2006. Within these credit facilities, sub-limits have been set on how Creative may utilize the overall credit facilities. At June 30, 2006, $0.2 million in letters of credit and $2.4 million in bank guarantees were drawn under these facilities. Facilities under letters of credit, bank guarantees, overdraft and short-term loan bear interest at approximately the banks’ prime rates.

Foreign Currency

The functional currency of Creative and its subsidiaries is predominantly the US dollar and accordingly, gains and losses resulting from the translation of monetary assets and liabilities denominated in currencies other than the US dollar are reflected in the determination of net income (loss). From time to time, Creative enters into forward exchange contracts to reduce its exposure to foreign exchange translation gains and losses. Forward exchange contracts are marked to market each period and the resulting gains and losses are included in the determination of net income or loss. No forward exchange contracts were outstanding at June 30, 2006. Included in interest and other expenses are exchange gains of $0.7 million and $4.5 million in fiscal years 2006 and 2004, and exchange losses of $4.2 million in fiscal year 2005.

RESEARCH AND DEVELOPMENT

For a discussion on Creative’s research and development activities, please see Item 4 “Business Overview.”

TREND INFORMATION

For a discussion of significant trends financial condition and results of operation, please refer to Item 5 “Results of Operations” and “Liquidity and Capital Resources.”

OFF-BALANCE SHEET ARRANGEMENTS

Creative was not a party to any off-balance sheet arrangement in fiscal year 2006 and is not currently a party to any off balance sheet arrangement.

CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

The following table presents the contractual obligations and commercial commitments of Creative as of June 30, 2006:

	Payments Due by Period (US$’000)
	Total	Less than 1 year	1 to 3 years	4 to 5 years	After 5 years
Contractual Obligations
Long Term Debt	$195,790	$3,780	$7,560	$182,560	$1,890
Capital Lease Obligations	975	957	10	8	—
Operating Leases	28,911	7,050	7,421	4,453	9,987
Unconditional Purchase Obligations	71,935	71,935	—	—	—
Other Obligations	331	—	331	—	—

Total Contractual Cash Obligations	$297,942	$83,722	$15,322	$187,021	$11,877

Unconditional purchase obligations are defined as contractual obligations for the purchase of goods or services, which are enforceable and legally binding on the Company and that specify all significant terms, including fixed or minimum quantities to be purchased, fixed, minimum or variable price provisions and the approximate timing of the transaction. The expected timing of payment of the obligations set forth above is estimated based on current information. Timing of payments and actual amounts paid may be different depending on the time of receipt of goods or services or changes to agreed-upon amounts for some obligations.

As of June 30, 2006, Creative has utilized approximately $2.6 million under guarantees and letters of credit.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

Please refer to Note 1 of “Notes to Consolidated Financial Statements” for the discussion of recently issued accounting pronouncements.

ITEM 6:	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

Creative’s Directors and Executive Officers as of August 18, 2006 were as follows:

Name	Age	Position	Year First Appointed	Year Current Term Expires
Sim Wong Hoo (1)(2)	51	Chairman of the Board and Chief Executive Officer	1981	—
Tan Lip-Bu (1)(2)	46	Director	1990	2008
Tang Chun Choy (3)	58	Director	1990	2007
Lee Kheng Nam (1)(2)(3)	58	Director	1991	2006
Ng Kai Wa (3)	50	Director	2005	2008
Ng Keh Long	47	Chief Financial Officer	—	—

(1)	Member of Compensation Committee

(2)	Member of Option Committee for each of Creative Technology (1999) Share Option Scheme (as defined in Item 6 below).

(3)	Member of Audit Committee

SIM WONG HOO founded Creative in Singapore in 1981 and has been its Chairman of the Board and Chief Executive Officer since its inception.

TAN LIP-BU became a Director of Creative in 1990. He is the Founder and Chairman of Walden International, a leading international venture capital firm that manages over US$1.6 billion in committed capital. Mr. Tan has been active in the venture capital business in the United States since the 1980’s and has been a lead investor and/or a board member in more than 50 companies, mostly in telecommunications, semiconductor/components and enterprise software related industries. Listed companies of which he is a director include Cadence Design Systems, Creative Technology, Centillium Communications, Flextronics, Integrated Silicon Solutions, Leadis, Semiconductor Manufacturing International Corporation (“SMIC”) and SINA. Mr. Tan is also a board member of the National Venture Capital Association (“NVCA”), a member of the Committee of 100 in the United States, and a member of the Visiting Committee for the Department of Electrical Engineering and Computer Science at the Massachusetts Institute of Technology.

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

LEE KHENG NAM became a Director of Creative in 1991. He is currently the Chairman of Advantec Pte Ltd, an investment holding company. From March 1995 to February 2004, Mr Lee was the President of Vertex Management Pte Ltd and executive director of Vertex Venture Holdings Ltd, which are wholly-owned subsidiaries of Singapore Technologies Pte Ltd (“ST”) engaged in the venture capital direct investment and fund management business. Mr. Lee is a Director of a number of public corporations, including Creative Technology Ltd, United Test and Assembly Centre Ltd and China Finance Online Ltd, and had served as a Director of several other public corporations engaged in the technology and telecommunication sectors including Centillium Communications Inc, Chartered Semiconductor Manufacturing Ltd, GRIC Communications Inc., Gemplus International S.A. and ActivCard Corp. Prior to joining ST, Mr. Lee was with NatSteel group as the Manager of the Project Development Department and the Ministry of National Development where he was Deputy Director of Planning. Mr. Lee holds a Bachelor of Science degree in Mechanical Engineering Degree (First Class Honors) from Queen’s University, Canada and a Master of Science degree in Operations Research & Systems Analysis from the U.S. Naval Postgraduate School.

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

Creative has proposed to pay each of its four non-executive Directors S$60,000 (US$38,000) for fees and reimbursement of any expenses incurred in connection with attendance at Board, Board committee or general meetings of the Company.

The Company’s Articles of Association provide that all Directors except Executive Directors are to retire at least once every three years by rotation if they are appointed by the Company at general meeting. The same Articles of Association also provide that a Director appointed by the Board of Directors will retire at the next general meeting of shareholders.

COMPENSATION

The following table sets forth the aggregate base salary, fees and bonuses paid, or proposed by Creative, for services rendered by all executive officers and directors for fiscal year 2006.

Number of Persons in Group	Base Salary/ Fees	Bonuses
All executive officers as a group (2 persons)	$450	$150
All executive officers and directors as a group (6 persons)	$601	$150

BOARD COMMITTEES

Audit Committee

The Audit Committee of the Board of Directors was formed in 1992. The members of the Committee, all of whom are non-executive directors, are as follows:

Lee Kheng Nam (Chairman)

Tang Chun Choy

Ng Kai Wa

In performing its functions, the Committee reviews the audit plan and the overall scope of work of the external auditors. It met with the auditors to discuss the results of their examination and their recommendations to improve the system of internal accounting controls of Creative and its subsidiaries. The Committee also reviewed the unconsolidated balance sheet of Creative and the consolidated financial statements of the Group as well as the auditors’ report thereon.

The Board of Directors has determined that each member of the Audit Committee has sufficient knowledge in financial and auditing matters to serve on the Audit Committee and that each member of the Audit Committee meets the independence requirements of the NASDAQ Global Market listing standards and the applicable rules and regulations of the SEC. In addition, the Board has determined that Mr. Lee Kheng Nam and Mr. Tang Chun Choy are audit committee financial experts as defined by the applicable rules and regulations of the SEC.

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

EMPLOYEES

Creative had approximately 6,600 full-time employees as of June 30, 2006 compared to approximately 7,780 full-time employees as of June 30, 2005. The geographical distribution of these employees was 79% in Asia, 14% in the Americas and 7% in Europe, while the functional distribution was 59% in manufacturing, 16% in selling, marketing and customer support, 16% in research and development, and 9% in administrative and other. Creative believes that its future success will largely depend upon its ability to continue to attract, retain, train and motivate highly skilled and dedicated employees. None of Creative’s employees is represented by a labor union and Creative has not experienced any work stoppages in the past. Creative believes that its employee relations are good.

SHARE OWNERSHIP

The following table sets forth certain information regarding the beneficial ownership of Creative’s ordinary shares by executive officers and directors as of August 18, 2006.

Name	Ordinary Shares Beneficially Owned
	Number (1)	Percent Of Total Outstanding Shares (2)
Sim Wong Hoo	25,984,602	31.2%
Tan Lip-Bu	85,000	*
Tang Chun Choy	20,000	*
Lee Kheng Nam	10,000	*
Ng Kai Wa	2,362,005	2.8%
All officers and directors as a group	29,649,982	35.6%

Note: * means less than 1%

(1)	Except as otherwise noted, each person or entity named in the table has sole voting and investment power with respect to all ordinary shares listed as owned by such person or entity. Shares beneficially owned include shares that may be acquired pursuant to the exercise of fully-vested options or warrants issued by Creative that are exercisable within 60 days of August 18, 2006.

(2)	Percentage of Total Outstanding Shares is calculated separately for each person and assumes, for the purpose of the calculation, that shares issuable upon exercise of options or warrants exercisable within 60 days of August 18, 2006 held by such person (but no other shareholders) have been issued as of such date.

Creative Employee Stock Option Plans

In December 1998, Creative adopted the Creative Technology (1999) Share Option Scheme (“1999 Scheme”) which allows options to be granted to full-time employees as well as consultants and non-executive directors. The total number of shares that may be granted under the 1999 Scheme is 7.5 million, provided that such amount shall be automatically increased on the first day (July 1) of each of the five fiscal years ending June 30, 2001, 2002, 2003, 2004 and 2005 by four percent of the issued share capital of Creative as at the last day of the immediate preceding fiscal year. The Option Committee has the discretion to decide the vesting schedule in the letter of offer. If it is not specifically stated in the letter of offer, 1/4 of the total amount of the grant vests on the first anniversary of the grant date and 1/48 of the total amount of the grant vests on the last day of each calendar month thereafter. The exercise price of options granted under the 1999 Scheme may be less than the fair market value of the shares as of the date of grant and the options expire after the tenth anniversary of the date of grant, except in the case of options granted to participants other than employees, options expire not later than the fifth anniversary of the date of grant. Creative issues new shares to satisfy its share based exercises.

Effective July 1, 2005, Creative adopted the provisions of SFAS No. 123(R), “Share-Based Payment.” SFAS No. 123(R) establishes accounting for share-based awards exchanged for employee services. Accordingly, stock-based compensation cost is measured on the date of grant, based on the fair value of the award, and is recognized as expense over the employee’s requisite service period. Creative previously applied Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees,” and related Interpretations, and provided the required pro forma disclosures of SFAS No. 123, “Accounting for Stock-Based Compensation.”

Creative elected to adopt the modified-prospective application method as provided by SFAS No. 123(R). Accordingly, during the fiscal year ended June 30, 2006, Creative recorded stock-based compensation cost of $1.9 million in the financial statements, totaling the amount that would have been recognized had the fair value method been applied since the effective date of SFAS No. 123. Previously disclosed amounts have not been restated in the financial statements.

In connection with the adoption of SFAS No. 123(R), Creative also made a one-time adjustment in the quarter ended September 30, 2005 to reverse the unamortised share compensation balance of $0.4 million against the additional paid-in capital account.

In fiscal year 2006, Creative granted 3.12 million options at fair market value under the 1999 Scheme at a weighted average exercise price of $7.50

In fiscal year 2005, no options were granted under the 1999 Scheme.

In fiscal year 2004, Creative granted 0.15 million options at fair market value under the 1999 Scheme at a weighted average exercise price of $10.14.

ITEM 7:	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

The following table sets forth certain information regarding the ownership of Creative’s ordinary shares by each person who is known by Creative to own beneficially more than 5% of its outstanding ordinary shares as of August 18, 2006. The voting rights of shares held by major shareholders are the same as the voting rights of shares held by all other shareholders. The company does not believe it is directly or indirectly owned or controlled by any corporation or by any foreign government. The company is unaware of any arrangement that might result in a change in its control.

	Shares Beneficially Owned
	Number of Shares (1)	Percentage of Total Outstanding Shares (2)
Sim Wong Hoo	25,984,602	31.2%

(1)	Except as otherwise noted, each person or entity named in the table has sole voting and investment power with respect to all ordinary shares listed as owned by such person or entity. Shares beneficially owned include shares that may be acquired pursuant to the exercise of fully vested options or warrants issued by Creative that are exercisable within 60 days of August 18, 2006.

(2)	Percentage of Total Outstanding Shares is calculated separately for each person and assumes, for the purpose of the calculation, that shares issuable upon exercise of options or warrants exercisable within 60 days of August 18, 2006 held by such person (but no other shareholders) have been issued as of such date.

Mr. Sim Wong Hoo, one of Creative’s founders and its current Chief Executive Officer is the company’s largest shareholder. Accordingly, Mr. Sim may be able to influence the election of Creative’s directors, to determine the outcome of most corporate actions requiring shareholder approval and to control the management and affairs of Creative.

As of August 18, 2006, there were approximately 15,046 shareholders of record of the ordinary shares, of which approximately 258 were registered in the US, and approximately 14,788 in Singapore. Because many of the US shares are held by brokers and other institutions on behalf of shareholders, Creative is unable to estimate the total number of shareholders represented by these US record holders.

RELATED PARTY TRANSACTIONS

In fiscal year 2005, Creative procured advertisement production services from a company in which Creative’s CEO and chairman, Sim Wong Hoo, is deemed to have a substantial interest. The services provided to Creative for the year amounted to $175,000 and were negotiated under normal commercial terms. In fiscal year 2006, Sim Wong Hoo has reduced his deemed interest in that company and is no longer deemed to have a substantial interest in that company.

In January 2003, a company controlled by a director, Ng Kai Wa, entered into a rental agreement with a subsidiary of Creative, which was prior to Ng Kai Wa’s appointment as a director of Creative in June 2005. The rental agreement expired during fiscal year 2006 and the company has moved out of Creative’s premises in April 2006. The rental received by Creative was $189,000 in fiscal year 2005 and $150,000 in fiscal year 2006.

ITEM 8:	FINANCIAL INFORMATION

The following financial statements of the company and the auditors’ report appear under Item 19 “EXHIBITS” on pages F-1 through F-24 and S-1 through S-2.

•	Report of Independent Registered Public Accounting Firm.

•	Consolidated Balance Sheets at June 30, 2006 and 2005.

•	Consolidated Statements of Operations for the years ended June 30, 2006, 2005 and 2004.

•	Consolidated Statements of Cash Flows for the years ended June 30, 2006, 2005 and 2004.

•	Consolidated Statements of Stockholders’ Equity for the years ended June 30, 2006, 2005 and 2004.

•	Notes to Consolidated Financial Statements.

•	Report of Independent Registered Public Accounting Firm on Financial Statement Schedule.

•	Schedule II – Allowance for Doubtful Accounts and Sales Returns.

LEGAL PROCEEDINGS

During the course of its ordinary business operations, Creative and its subsidiaries are involved from time to time in a variety of intellectual property and other disputes, including claims against Creative alleging copyright infringement, patent infringement, contract claims, employment claims and business torts. Ongoing disputes exist with, among other entities, Compression Labs, Incorporated (a patent infringement action filed in the Eastern District of Texas, U.S., against Creative Labs, Inc. and 27 other defendants); Nichia Corporation (a patent infringement action filed in the Northern District of California against Creative and other defendants); and representative purchasers of MP3 players (an action alleging false advertising and unfair competition in connection with reported storage capacity). Creative also from time to time receives licensing inquiries and/or threats of potential future patent claims from a variety of entities. Creative believes it has valid defenses to the various claims asserted against it, and intends to defend the actions vigorously. However, should any of these claimants prevail in their suits or claims, Creative does not expect there to be any consequent material adverse effect on its financial position or results of operations.

DIVIDENDS

Creative in a general meeting may by ordinary resolution declare dividends recommended by the directors. The directors may declare an interim dividend. No dividend may be paid except out of profits which is available for distribution under the provisions of the Singapore law. Profits applied by the Company to purchase its own shares cannot be paid as dividend to the shareholders. Similarly, gains of the Company from the sale of treasury shares cannot be used for the distribution of dividends.

SIGNIFICANT CHANGES

No significant change has occurred since the date of the company’s annual financial statements.

ITEM 9:	THE OFFER AND LISTING

STOCK MARKET INFORMATION

Creative’s ordinary shares have been traded on the NASDAQ Global Market (“NASDAQ”) since August 3, 1992, under the symbol “CREAF.” Creative’s ordinary shares have been traded on the Singapore Exchange Securities Trading Limited (“SGX-ST”) since June 15, 1994. In January 2003, Creative announced that it intends to move to a single primary stock exchange listing on the SGX-ST. Consequently, Creative announced its intention to delist its ordinary shares from NASDAQ and to initiate steps that could facilitate the elimination of its U.S. public reporting obligations. On June 1, 2003, a flow back restriction was commenced. The flow back restriction stops the electronic transfer of Creative’s ordinary shares from the register of The Central Depository (Pte) Limited in Singapore to accounts with brokers located in the United States. The delisting of Creative ordinary shares from NASDAQ would not affect the status of Creative’s shares on the SGX-ST. In October 2004, Creative announced that it had suspended its plan to delist from NASDAQ. Creative will keep shareholders informed in the event that the company decides to resume such plans.

The following table presents, for the registered shares on the NASDAQ and SGX-ST: (i) the annual high and low market prices for the five most recent full fiscal years; (ii) the high and low market prices for each full fiscal quarter for the two most recent full fiscal years; and (iii) the high and low market prices for each month for the most recent six months. These prices do not include retail markups, markdowns or commissions.

	NASDAQ (Price in US$/Share)		SGX-ST (Price in Singapore $/Share)
	High	Low	High	Low
Annual High and Low
Fiscal 2002	15.05	4.20	27.90	8.15
Fiscal 2003	10.50	5.65	18.90	10.10
Fiscal 2004	12.59	7.73	20.40	13.80
Fiscal 2005	16.89	6.46	27.20	11.00
Fiscal 2006	8.95	4.72	14.40	7.75
Quarterly High and Low
Fiscal 2005:
First Quarter	11.50	9.50	19.00	16.80
Second Quarter	15.66	11.05	24.40	18.30
Third Quarter	16.89	9.40	27.20	15.90
Fourth Quarter	10.26	6.46	17.00	11.00
Fiscal 2006:
First Quarter	8.43	6.38	13.90	11.00
Second Quarter	8.82	7.13	14.20	12.30
Third Quarter	8.95	7.13	14.40	11.80
Fourth Quarter	7.56	4.72	12.10	7.75
Monthly High and Low:
March 2006	7.81	7.13	12.80	11.80
April 2006	7.56	6.10	12.10	10.00
May 2006	6.45	5.44	10.10	8.80
June 2006	5.77	4.72	9.10	7.75
July 2006	6.33	5.26	9.95	8.40
August 2006	6.90	5.22	11.40	8.45

As of August 18, 2006, there were approximately 15,046 shareholders of record of the ordinary shares, of which approximately 258 were registered in the US, and approximately 14,788 in Singapore. Because many of the US shares are held by brokers and other institutions on behalf of shareholders, Creative is unable to estimate the total number of shareholders represented by these US record holders.

On August 18, 2006, the closing price of Creative’s ordinary shares on the NASDAQ Global Market was $5.81 and on the SGX-ST was S$9.25.

ITEM 10:	ADDITIONAL INFORMATION

SUMMARY OF MEMORANDUM AND ARTICLES OF ASSOCIATION

This Summary includes proposed amendments to Creative’s Articles of Association, which will be submitted to shareholders for approval at the forthcoming Annual General Meeting to be held on October 31, 2006. Creative believes that the proposed amendments will be approved by the shareholders since the proposed amendments are necessitated by recent amendments to the Singapore Companies Act (Cap 50). Therefore, Creative believes that it will be useful to incorporate the proposed amendments in this Item 10 summary of Creative’s memorandum and articles of association.

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

The directors are entitled to appoint one or more from their body as executive director. A director so appointed shall not, while holding that office, be subject to retirement by rotation or be taken into account when determining the rotation or retirement of directors but his appointment shall be automatically terminated if he ceases for any cause to be a director. Where an executive director is appointed for a fixed term, the term shall not exceed five years.

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

A director need not be a shareholder of the Company, but shall be entitled to receive notice of and to attend all general meetings of the Company.

New Ordinary Shares

Creative has only one class of shares, known as ordinary shares. All new shares issued by the Company are subject to pre-emption rights, unless these rights have been waived by the shareholders in a general meeting. Shareholders may, at a general meeting, grant general approval to issue new ordinary shares. Such approval would be effective from the date of the meeting at which it was given, to the date of the Company’s next general meeting. Creative’s shareholders have given it general authority to issue new ordinary shares of up to 25% of the total number of its issued ordinary shares at the time of issue. All new ordinary shares are under the control of Creative’s Board of Directors who may allot and issue the shares with such rights and restrictions as it may think fit, provided that no new ordinary shares may be issued which nullify, restrict or disparately reduce the per share voting rights of the shareholders.

The Board of Directors may issue new shares in excess of its 25% mandate from the shareholders, subject to authority of the Company in a general meeting.

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

The directors may make calls upon Creative’s shareholders in respect of any money unpaid on their shares and not by the conditions of allotment thereof made payable at fixed times, provided that no call shall be payable at less than one month from the date fixed for the payment of the last preceding call.

Treasury Shares

The Articles of Association allow the Company to hold shares in treasury. Treasury shares are shares which are purchased by the Company in accordance with the Singapore Companies Act (Cap.50) and since such purchase, have been continuously held by the Company. The Company may hold or deal with its treasury shares in the manner authorized by, or prescribed pursuant to, the Singapore Companies Act. The treasury shares have no voting rights and are not entitled to any dividend or other distribution (whether in cash or otherwise) of the Company’s assets (including any distribution of assets to members on a winding up) that may be made by the Company.

Transfer of Ordinary Shares

Any shareholder may transfer all or any of his shares. Creative’s Board of Directors may decline to register any transfer of ordinary shares which are not fully paid shares or ordinary shares to a person not approved by them and may also decline to register any transfer of shares on which the Company has a lien. No shares shall in any circumstances be transferred to any infant or bankrupt or person of unsound mind. Ordinary shares may be transferred by a duly signed instrument of transfer. Creative’s Board of Directors may also decline to accept any instrument of transfer unless, among other things, the proper amount of duty has been paid in relation to each instrument of transfer and a certificate of payment of stamp duty is presented for registration together with the instrument of transfer, the share certificate and such other evidence as may be required. Creative will replace lost or destroyed certificates for ordinary shares if it is properly notified and if the applicant pays a fee which will not exceed S$1 and furnishes any evidence and indemnity that Creative’s Board of Directors may require.

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

Voting Rights

Every member (except the Company as a holder of treasury shares) is entitled to be present and to vote at any general meeting either personally or by proxy. A proxy need not be a shareholder. A person who holds ordinary shares in the book-entry clearance system maintained by the Central Depository (Pte) Limited, or CDP, will only be entitled to vote at a general meeting as a shareholder if his name appears on the depository register maintained by CDP 48 hours before the general meeting. At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands, unless before or on the declaration of the result of the show of hands, a poll is demanded. A poll may be demanded by the Chairman, by at least two members present in person or by proxy, or by any member present in person or by proxy and holding or representing not less than 10% of the total voting rights of all the voting rights of all members having the rights to vote or 10% of the total number of paid up shares of the Company conferring that right. On a show of hands, every member present in person or by proxy, shall have one vote. If a member is represented by two or more proxies, only one of the proxies, as the Chairman shall determine, shall be entitled to vote. And on a poll, every member present in person or by proxy shall have one vote for each share he holds or represents.

Dividends

The Company in a general meeting may declare dividends, but no dividend shall exceed the amount recommended by the directors. The directors may from time to time pay to shareholders interim dividends if the directors believe dividends are justified by the profits of the Company. Creative must pay all dividends out of its profits which is available for distribution under the provisions of the law. Profits applied by the Company to purchase its own shares cannot be paid as dividends to the shareholders. Similarly, gains of the Company from the sale of treasury shares cannot be used for the distribution of dividends. All dividends are paid pro rata among the shareholders in proportion to the amount paid up on each shareholder’s ordinary shares, unless the right attaching to an issue of any ordinary shares provides otherwise. Unless otherwise directed, dividends are paid by check or warrant sent through the post to each shareholder at his registered address. Notwithstanding the foregoing, Creative’s payment to CDP of any dividend to the extent of payment made to the CDP, discharges it from any liability to that shareholder in respect of that payment.

Bonus and Rights Issue

The Company is entitled to issue bonus shares pursuant to the general mandate to issue shares obtained from its shareholders and may issue such bonus shares for no consideration.

The Company may also, in a general meeting may upon the recommendation of the directors, capitalize any of the Company’s reserve accounts or other undistributable reserve or any sum standing to the credit of the profit and loss account by appropriating such sum to the persons registered as holders of shares at the close of business on the date of the ordinary resolution in proportion to their holdings.

Liquidation

If the Company is wound up and liquidated, holders of ordinary shares (except the Company as a holder of treasury shares) will be entitled to participate in any surplus assets in proportion to their shareholdings.

Provisions Discriminating against any Existing or Prospective Holder of Shares

There are no provisions in Creative’s Articles of Association discriminating against any existing or prospective holder of shares as a result of a shareholder owning a substantial number of shares.

Provisions Relating to Changing the Rights of Holders of Shares

Under the Singapore Companies Act, the rights of shareholders can be altered by way of a special resolution of the company to alter or add to its articles of association. Such special resolution must be passed by not less than three fourth of the members of the company at a general meeting. Notice of such general meeting must be given to the shareholders 21 days in advance of the same.

In addition, the SGX-ST Listing Manual requires that an alteration to any special entitlement granted to shareholders of listed companies can only be made with the approval of the Stock Exchange.

Creative’s Articles of Association do not prescribe any procedure of changing the rights of holders of shares. Thus, the procedures under the Companies Act, above, will apply to Creative. However, the procedure under the SGX-ST Listing Manual will not apply to it since the SGX-ST has waived the compliance by Creative of the SGX-ST Rules.

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

All business transacted at an extraordinary general meeting, and all business transacted at an annual general meeting, with the exception of declaring a dividend, the consideration of the accounts, balance sheets, the report of the directors and auditors, election of directors in the place of those retiring, fixing of fees of directors and the appointment and fixing of the remuneration of the auditors, are regarded as special business. The Companies Act – Chapter 50 requires certain matters to be approved by shareholders by special resolutions whereby Creative must give at least 21 days’ notice in writing for every general meeting convened for the purpose of passing a special resolution. Ordinary resolutions generally require at least 14 days’ notice in writing. A notice must be given to every shareholder who has supplied Creative with an address for the giving of notices of general meeting and must set forth the place, the day and the hour of the meeting and, in the case of special business, the general nature of that business.

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

Starting from January 1, 2003, the dividend imputation system has been replaced by a new one-tier corporate tax system, subject to transitional provisions. Under the new one-tier corporate tax system, dividends paid by a company would be exempt from Singapore tax in the hands of its resident or non-resident shareholders. A five year transitional period from January 1, 2003 to December 31, 2007 is provided for companies with unutilised franking credits as at December 31, 2002 to remain on the imputation system (before moving to the new one-tier corporate tax system) for the purpose of paying franked dividends. As of the date of the annual report, Creative has unutilised franking credits and has not opted to move to the new one-tier corporate system.

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

Creative was granted a new Pioneer Certificate under the International Headquarters Award that will expire in March 2010. The Pioneer Certificate exempts income from qualifying activities from tax in Singapore, subject to certain conditions. The qualifying activities include management of intellectual property, research and development activities, global/ regional functions such as brand management, corporate marketing etc, and sales of qualifying products. Under the new Pioneer Certificate, qualifying pioneer profits for fiscal years 2001, 2002, 2003, 2004, 2005 and 2006 would be exempted from tax in Singapore. Non-pioneer profits for fiscal years 2001, 2002, 2003, 2004, 2005 and 2006 would be subject to Singapore corporate tax at the prevailing corporate tax rate (2001 – 24.5%, 2002 and 2003 – 22% and 2004, 2005 and 2006 – 20%).

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

Equity Price Risks: Creative is exposed to equity price risk on its quoted investments. An aggregate 10% reduction in market prices of Creative’s investments in quoted investments, based on a sensitivity analysis of the balance as of June 30, 2006, would have a $6.4 million adverse effect on Creative’s results of operations and financial position. Creative’s results of operations for fiscal year 2005 included $11.6 million of losses from write-downs of investments.

Interest Rate Risk: Changes in interest rates could impact Creative’s anticipated interest income on its cash equivalents and interest expense on its debt. Due to the short duration of Creative cash deposits and terms of its debt, an immediate 10% increase in interest rates would not have a material adverse impact on Creative’s future operating results and cash flows.

Foreign Currency Exchange Risk in the Rate of Exchange of Reporting Currency Relative to US$: The functional currency of Creative and its subsidiaries is predominantly the US dollar and accordingly, gains and losses resulting from the translation of monetary assets and liabilities denominated in currencies other than the US dollar are reflected in the determination of net income (loss). From time to time, Creative enters into forward exchange contracts to reduce its exposure to foreign exchange translation gains and losses. Forward exchange contracts are marked to market each period and the resulting gains and losses are included in the determination of net income or loss. No forward exchange contracts were outstanding at June 30, 2006. Included in other expenses are exchange gains of $0.7 million and $4.5 million in fiscal years 2006 and 2004, and exchange losses of $4.2 million in fiscal year 2005.

At June 30, 2006, the monetary assets and liabilities of Creative are denominated in the following currencies:

	Approximate Percentage of $ Balance Denominated in:
	US$	S$	EURO	Other Currencies
Cash and cash equivalents	47%	2%	29%	22%
Accounts receivable, less allowances	66%	—	19%	15%
Total current liabilities	73%	18%	1%	8%
Long-term obligations	91%	9%	—	—

The exchange rates for the S$ and Euro utilized in translating the balance sheet at June 30, 2006, expressed in US$ per one S$ and Euro was 0.6300 and 1.2713, respectively.

An aggregate decline of 10% in foreign currency exchange rates relative to US$, based on a sensitivity analysis of foreign currency denominated cash and cash equivalents and accounts receivable balances as of June 30, 2006, would have a $11.3 million and $4.5 million adverse effect on Creative’s results of operations and financial position.

ITEM 12:	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13:	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14:	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15:	CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures: Based on the management’s evaluation (with the participation of the Chief Executive Officer and Chief Financial Officer), the Chief Executive Officer and Chief Financial Officer have concluded that as of June 30, 2006, the company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, (the “Exchange Act”)) are effective to provide reasonable assurance that information required to be disclosed in this annual report on Form 20-F is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

Changes in Internal Control over Financial Reporting: There was no change in the Company’s internal control over financial reporting during the last fiscal year that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16:	RESERVED

ITEM 16A:	AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors has determined that both Mr. Lee Kheng Nam and Mr. Tang Chun Choy, members of the Audit Committee, each qualify as an “audit committee financial expert” as defined in Item 16A of Form 20-F under the Securities Exchange Act of 1934, as amended, and meets the independence requirements of the NASDAQ Global Market and the rules and regulations of the U.S. Securities and Exchange Commission.

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

During fiscal year 2006, no waivers or amendments were made to the code of ethics for any officer, director or employee of the company.

ITEM 16C:	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees paid or accrued for the audit and other services rendered to Creative by Creative’s independent principal accountant for fiscal years 2006 and 2005 (in US$’000):

	As of June 30
	2006	2005
Audit fees	$1,196	$1,025
Audit-related fees	—	—
Tax fees	711	661
All other fees	257	105

Total	$2,164	$1,791

Audit fees. This category consists of fees billed/billable for the annual audit services engagement and other audit services, which are normally provided by the independent auditors in connection with statutory and accounting matters that arose during, or as a result of, the audit or the review of interim financial statements and include the group audit.

Audit-related fees. No fees were paid to or billed by the Company’s principal accountant with respect to audit-related services.

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

All other fees. This category primarily consists of fees for advice on a transfer price study, review of the company’s employee pension scheme and selected internal control procedures.

Audit Committee’s Pre-Approval Policies and Procedures

The Audit Committee has adopted a policy requiring pre-approval by the committee of all services, audit and non-audit, to be provided by the Company’s independent auditor. In accordance with that policy, the Audit Committee reviews and pre-approves the scope and the cost of all audit and permissible non-audit services performed by the independent auditors, other than those for de minimus services which are approved by the Audit Committee prior to the completion of the audit. All of the services provided by the Company’s principal accountant during the last two fiscal years have been approved by the Audit Committee.

ITEM 16D:	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E:	PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table sets forth certain information related to share repurchases by Creative in fiscal year 2006:

	Total Number of Shares Purchased (in millions)	Average Price
September 2005	1.0	$8

Total	1.0	$8

At the Company’s Annual General Meeting (“AGM”) held on October 28, 2005, the shareholders approved a share repurchase mandate allowing Creative to buy up to 10% of the issued share capital of Creative outstanding as of the date of the AGM. This amounts to approximately 8.3 million shares. This authority to repurchase these shares shall continue in force unless revoked or revised by the shareholders in a general meeting, or until the date that the next AGM of Creative is held or is required to be held, whichever is the earlier.

Creative does not have a publicly announced share repurchase plan or program.

Creative did not repurchase any shares in fiscal year 2006 other than as set forth in the table above. The shares purchased in fiscal year 2006 were purchased in open-market transactions.

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
Date: October 27, 2006

EXHIBIT A:	FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND

SHAREHOLDERS OF CREATIVE TECHNOLOGY LTD.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of cash flows and of shareholders’ equity present fairly, in all material respects, the financial position of Creative Technology Ltd. and its subsidiaries at June 30, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of Creative’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers

Singapore

September 21, 2006

CREATIVE TECHNOLOGY LTD.

CONSOLIDATED BALANCE SHEETS

(In US$’000, except per share data)

	June 30, 2006	June 30, 2005
ASSETS
Current assets:
Cash and cash equivalents	$213,995	$187,246
Accounts receivable, less allowances of $18,806 and $21,288	133,002	163,184
Inventory	234,942	395,886
Other assets and prepaids	53,248	43,144

Total current assets	635,187	789,460
Property and equipment, net	109,174	117,187
Investments	74,581	125,914
Other non-current assets	11,671	44,913

Total Assets	$830,613	$1,077,474

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$104,923	$151,070
Accrued liabilities	100,690	103,768
Income taxes payable	18,930	20,712
Current portion of long term obligations and others	4,737	7,383

Total current liabilities	229,280	282,933

Long term obligations	206,593	209,455

Minority interest in subsidiaries	1,587	3,954

Shareholders’ equity:
Share capital (‘000);
Outstanding: 83,271 and 83,593 shares	298,474	8,286
Additional paid-in capital	—	337,990
Other reserves	52,265	—
Unrealized holding gains on investments	19,453	65,280
Deferred share compensation	—	(378)
Retained earnings	22,961	169,954

Total shareholders’ equity	393,153	581,132

Total Liabilities and Shareholders’ Equity	$830,613	$1,077,474

The accompanying notes are an integral part of these consolidated financial statements.

CREATIVE TECHNOLOGY LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In US$’000, except per share data)

	Years ended June 30
	2006	2005	2004
Sales, net	$1,127,531	$1,224,411	$814,853
Cost of goods sold	963,217	949,151	533,513

Gross profit	164,314	275,260	281,340
Operating expenses:
Selling, general and administrative	195,197	196,258	167,588
Research and development	77,186	82,325	69,504
Other charges	37,351	65,225	—

Operating (loss) income	(145,420)	(68,548)	44,248
Gain from investments, net	18,904	74,405	72,602
Interest income	6,241	3,571	4,592
Interest expense	(9,411)	(3,674)	(1,001)
Others	3,572	(4,260)	5,685

(Loss) income before income taxes and minority interest	(126,114)	1,494	126,126
Provision for income taxes	7,150	(969)	8,539
Minority interest in loss (income)	805	63	(418)

Net (loss) income	$(118,159)	$588	$134,247

Basic earnings per share	$(1.42)	$0.01	$1.66
Weighted average ordinary shares outstanding (‘000)	83,093	82,661	80,654
Diluted earnings per share	$(1.42)	$0.01	$1.61
Weighted average ordinary shares and equivalents outstanding (‘000)	83,093	85,333	83,630

The accompanying notes are an integral part of these consolidated financial statements.

CREATIVE TECHNOLOGY LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Increase (decrease) in cash and cash equivalents (in US$’000)

	Years ended June 30
	2006	2005	2004
Cash flows from operating activities:
Net (loss) income	$(118,159)	$588	$134,247
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of fixed assets	20,967	22,994	20,317
Amortisation of intangible assets	2,184	3,383	3,299
Deferred share compensation amortization	1,892	1,504	2,256
Minority interest in (loss) income	(805)	(63)	418
Equity share in loss (gain) of unconsolidated investments	260	1,640	(287)
Loss (gain) on disposal of fixed assets	281	(139)	395
Write downs of investments and other non-current assets	2,034	11,571	3,374
Gain from investments, net	(20,938)	(85,755)	(14,812)
Profits arising from deemed disposal of other non-current assets	—	—	(23,053)
Impairment of goodwill / intangible assets	31,478	65,225	—
Deferred income taxes, net	554	(393)	4,707
Gain on disposal of interests in associated company	—	(264)	(38,110)
Foreign currency exchange (gain) loss	(1,656)	819	(2,047)
Changes in assets and liabilities, net:
Accounts receivable	30,281	(77,728)	(24,181)
Inventory	160,979	(211,987)	(103,532)
Other assets and prepaids	(8,641)	(18,490)	(18,011)
Accounts payable	(46,199)	64,891	33,194
Accrued and other liabilities	(3,410)	15,130	8,468
Income taxes	(1,782)	(1,008)	(9,404)

Net cash provided by (used in) operating activities	49,320	(208,082)	(22,762)

Cash flows from investing activities:
Capital expenditures, net	(13,348)	(34,191)	(15,646)
Proceeds from sales of fixed assets	146	347	161
Proceeds from disposal of interests in associated company	—	234	45,372
Proceeds from sale of quoted investments	29,152	98,129	23,777
Purchase of new subsidiaries (net of cash acquired)	(131)	—	(270)
Purchase of investments	(2,491)	(17,766)	(11,700)
Increase in other non current assets, net	(4,049)	(4,281)	(17,625)

Net cash provided by investing activities	9,279	42,472	24,069

Cash flows from financing activities:
(Decrease) increase in minority shareholders’ loan and equity balance	(958)	366	—
Buyout of subsidiary’s minority interest	(604)	—	(84)
Proceeds from exercise of ordinary share options	2,949	14,773	9,385
Repurchase of ordinary shares	(8,134)	—	—
Proceeds from debt obligations	—	175,000	823
Repayments of debt obligations	(3,780)	(3,542)	(12,300)
Repayments of capital leases	(3,747)	(3,079)	(2,669)
Dividends paid to ordinary shareholders	(20,700)	(41,357)	(20,192)

Net cash (used in) provided by financing activities	(34,974)	142,161	(25,037)

Net increase (decrease) in cash and cash equivalents	23,625	(23,449)	(23,730)
Effects of exchange rate changes on cash and cash equivalents	3,124	(382)	2,754
Cash and cash equivalents at beginning of year	187,246	211,077	232,053

Cash and cash equivalents at end of year	$213,995	$187,246	$211,077

Supplemental disclosure of cash flow information:
Interest paid	$9,433	$3,517	$433

Income taxes paid, net	$3,772	$4,471	$8,841

Non cash transaction:
Fixed assets acquired under capital lease	$—	$—	$6,689

The accompanying notes are an integral part of these consolidated financial statements.

CREATIVE TECHNOLOGY LTD.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(In US$’000, except share data)

	Ordinary Shares (‘000)	Share Capital	Additional Paid In Capital	Other Reserves	Unrealised Holding Gains (Losses) on Investments	Deferred Share Compensation	Retained Earnings	Total
Balance at June 30, 2003	79,714	$7,713	$314,572	$—	$14,189	$(4,305)	$96,668	$428,837
Shares issued under employee options and share purchase plans	1,655	239	9,146	—	—	—	—	9,385
Dividends paid	—	—	—	—	—	—	(20,192)	(20,192)
Reversal of unvested deferred share compensation, net	—	—	(58)	—	—	58	—	—
Amortization of deferred share compensation	—	—	—	—	—	2,256	—	2,256
Comprehensive income	—	—	—	—	136,964	—	134,247	271,211

Balance at June 30, 2004	81,369	7,952	323,660	—	151,153	(1,991)	210,723	691,497
Shares issued under employee options and share purchase plans	2,224	334	14,439	—	—	—	—	14,773
Dividends paid	—	—	—	—	—	—	(41,357)	(41,357)
Reversal of unvested deferred share compensation, net	—	—	(109)	—	—	109	—	—
Amortization of deferred share compensation	—	—	—	—	—	1,504	—	1,504
Comprehensive (loss) income	—	—	—	—	(85,873)	—	588	(85,285)

Balance at June 30, 2005	83,593	8,286	337,990	—	65,280	(378)	169,954	581,132
Shares issued under employee options and share purchase plans	678	103	2,846	—	—	—	—	2,949
Repurchase of ordinary shares	(1,000)	(150)	150	—	—	—	(8,134)	(8,134)
Dividends paid	—	—	—	—	—	—	(20,700)	(20,700)
Reversal of unvested deferred share compensation, net	—	—	(378)	—	—	378	—	—
Amortization of deferred share compensation	—	—	1,892	—	—	—	—	1,892
Effect of Companies (Amendment) Act 2005 (see Note 17)	—	290,235	(290,235)	—	—	—	—	—
Transfer to other reserves	—	—	(52,265)	52,265	—	—	—	—
Comprehensive loss	—	—	—	—	(45,827)	—	(118,159)	(163,986)

Balance at June 30, 2006	83,271	$298,474	$—	$52,265	$19,453	$—	$22,961	$393,153

The accompanying notes are an integral part of these consolidated financial statements.

CREATIVE TECHNOLOGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements include the financial statements of Creative Technology Ltd and Creative’s subsidiaries under its effective control from their respective dates of acquisition, after elimination of inter-company transactions and balances. The consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and reported amounts of revenues and expenses during the reporting periods. Actual results may differ from those estimates and such differences could be material. Creative conducts a substantial portion of its business in United States dollars (“US$” or “$”). All dollar amounts included in the financial statements and in the notes herein are United States dollars unless designated as Singapore dollars (“S$”). Creative operates on a thirteen week calendar closing on the Friday closest to the natural calendar quarter. Our financial year 2006 ended on June 30, 2006, the Friday nearest to June 30, 2006, while our prior financial years ended on July 1, 2005 and July 2, 2004. All quarters and fiscal years are described by their natural calendar dates.

Foreign exchange

The functional currency of Creative and its subsidiaries is predominantly the US dollar and accordingly, gains and losses resulting from the translation of monetary assets and liabilities denominated in currencies other than the US dollar are reflected in the determination of net income (loss). From time to time, Creative enters into forward exchange contracts to reduce its exposure to foreign exchange translation gains and losses. Forward exchange contracts are marked to market each period and the resulting gains and losses are included in the determination of net income or loss. No forward exchange contracts were outstanding at June 30, 2006. Included in other expenses are exchange gains of $0.7 million and $4.5 million in fiscal years 2006 and 2004, and exchange losses of $4.2 million in fiscal year 2005.

At June 30, 2006, the monetary assets and liabilities of Creative are denominated in the following currencies:

	Approximate Percentage of $ Balance Denominated in:
	US$	S$	EURO	Other Currencies
Cash and cash equivalents	47%	2%	29%	22%
Accounts receivable, less allowances	66%	—	19%	15%
Total current liabilities	73%	18%	1%	8%
Long-term obligations	91%	9%	—	—

The exchange rates for the S$ and Euro utilized in translating the balance sheet at June 30, 2006, expressed in US$ per one S$ and Euro was 0.6300 and 1.2713, respectively.

Cash equivalents

Cash equivalents consist of highly liquid investment instruments with original or remaining maturities of three months or less at the time of purchase. All deposits are in short-term deposit and money market accounts with various banks. This diversification of risk is consistent with Creative’s policy to maintain liquidity and ensure the safety of principal. Included in cash equivalents as of June 30, 2006 and 2005 are fixed rate deposits of $170.0 million and $128.9 million, respectively.

In fiscal year 2006, Creative has presented the effects of exchange rate changes on cash and cash equivalents, and has revised amounts in prior periods for comparative purposes.

Fair value of financial instruments

For certain of Creative’s financial instruments, including cash equivalents, accounts receivable, accounts payable and accrued expenses, the carrying amounts approximate fair value due to their short maturities. The amounts shown for long-term obligations also approximate fair value because current interest rates charged to Creative for debts of similar maturities are substantially the same.

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

Investments

Creative holds equity investments in various companies pursuant to which it has acquired anywhere from less than 1% to 100% of the issuer’s outstanding capital stock. Investments in which Creative acquires more than 50% of the outstanding capital stock of an entity and which are under the effective control of Creative, are treated as investments in subsidiaries, and the balance sheets and results of operations of these subsidiaries are fully consolidated after making allowance for any minority interests. Companies in which Creative’s investment totals between 20% and 50% of such company’s capital stock are treated as associated companies and recorded on an equity basis, whereby Creative adjusts its cost of investments to recognise its share of all post acquisition results of operations. In the event where a subsidiary or associated company issues shares to a third party at a price different from Creative’s carrying value of such shares, the difference is taken to the income statement.

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

The following is a summary of investments as of June 30 (in US$’000):

	As of June 30
	2006	2005
Non-quoted equity investments	$11,056	$9,553
Quoted equity investments	63,525	116,361

Total investments	$74,581	$125,914

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

Reviews for impairment of goodwill and other intangible assets are also conducted whenever events indicate that the carrying amount might not be recoverable. Factors that Creative may consider important which could trigger an impairment review include the following:

•	significant under performance relative to historical or projected future operating results;

•	significant changes in the manner of use of the acquired assets or the strategy for Creative’s overall business;

•	significant negative industry or economic trends;

•	significant decline in Creative’s stock price for a sustained period; and

•	Creative market capitalization relative to net book value.

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

Stock-based compensation

Effective July 1, 2005, Creative accounts for stock-based employee compensation in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 123(R), “Share-Based Payment.” Accordingly, stock-based compensation cost is measured on the date of grant, based on the fair value of the award, and is recognized as expense over the employee requisite service period. Creative previously applied Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees,” and related Interpretations, and provided the required pro forma disclosures of SFAS No. 123, “Accounting for Stock-Based Compensation,” and SFAS No. 148, “Accounting for Stock-Based Compensation, Transition and Disclosures.” See Note 9.

Employees pension scheme

Creative participates in a number of defined contribution retirement plans in certain countries of operations. Contributions are based on a percentage of each eligible employee’s salary and are expensed as the related salaries are incurred. Creative incurred expenses of approximately $8.1 million, $7.5 million and $6.4 million with respect to these retirement plans for the fiscal years 2006, 2005 and 2004, respectively.

Recently issued accounting pronouncements

In June 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation Number 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109.” The interpretation contains a two step approach to recognizing and measuring uncertain tax positions accounted for in accordance with SFAS No. 109. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than 50% likely of being realized upon ultimate settlement. The provisions are effective beginning in the first quarter of fiscal year 2007. Creative is evaluating the impact this statement will have on its consolidated financial statements.

In September 2005, the Financial Accounting Standards Board (“FASB”) ratified Emerging Issues Task Force Issue No. 04-13, “Accounting for Purchases and Sales of Inventory with the Same Counterparty” (“EITF 04-13”). EITF 04-13 discusses whether inventory purchase and sales transactions with the same counterparty that are entered into in contemplation of one another should be combined and treated as a nonmonetary exchange and addresses (a) under what circumstances should two or more transactions with the same counterparty (counterparties) be viewed as a single nonmonetary transaction within the scope of APB Opinion No. 29, “Accounting for Nonmonetary Transactions” (“APB 29”) and Financial Accounting Standard No. 153, “Exchanges of Nonmonetary Assets, an Amendment of APB 29” (“FAS 153”) and (b) if nonmonetary transactions within the scope of APB 29 and FAS 153 involve inventory, are there any circumstances under which the transactions should be recognized at fair value. The pronouncement is effective for new inventory arrangements entered into, or modifications or renewals of existing inventory arrangements occurring in interim or annual reporting periods beginning after March 15, 2006. Adoption of this pronouncement has no material effect on Creative’s financial statements.

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

The following is a reconciliation between the average number of ordinary shares outstanding and equivalent shares outstanding (in ‘000):

	As of June 30
	2006	2005	2004
Weighted average ordinary shares outstanding	83,093	82,661	80,654
Weighted average dilutive stock options outstanding	—	2,672	2,976

Weighted average ordinary shares and equivalents outstanding	83,093	85,333	83,630

For fiscal year 2006, approximately 0.8 million shares were excluded from the computation of dilutive earnings per share, as the effect of including such shares would be anti-dilutive.

NOTE 3—BALANCE SHEET DETAIL (in US$’000)

	As of June 30
	2006	2005
Inventory:
Raw materials	$110,469	$166,318
Work in progress	1,198	18,711
Finished products	123,275	210,857

Total inventory	$234,942	$395,886

	Estimated Useful Life	As of June 30
		2006	2005
Property and equipment:
Freehold land	—	$3,524	$3,524
Leasehold land and buildings	25 to 96 years	105,817	98,504
Construction in progress	—	—	2,737
Machinery and equipment	3 - 6 years	63,012	65,163
Furniture, fixtures and office equipments	2 - 8 years	83,307	91,152
Leasehold improvements	Term of lease	12,164	11,605

		$267,824	$272,685
Accumulated depreciation		(158,650)	(155,498)

Net property and equipment		$109,174	$117,187

Included in property and equipment are assets purchased under capital lease obligations with a cost and accumulated depreciation of approximately $16.5 million and $16.0 million for fiscal year 2006, and $15.8 million and $12.8 million for fiscal year 2005, respectively.

Depreciation charged to results of operations, including depreciation related to assets under capital leases, amounted to $21.0 million, $23.0 million and $20.3 million for fiscal years 2006, 2005 and 2004, respectively.

Creative routinely reviews the remaining estimated useful lives of their machinery and equipment to determine if such lives should be adjusted due to the likelihood of technological obsolescence arising from changes in production techniques or in market demand for the use of its machinery and equipment.

	As of June 30
	2006	2005
Other non-current assets:
Other intangible assets	$37,568	$37,668
Accumulated impairment charges	(4,727)	(2,696)
Accumulated amortization	(31,087)	(28,903)

Other intangible assets, net	1,754	6,069
Goodwill	91,976	91,976
Accumulated impairment charges	(91,976)	(62,529)

Goodwill, net	—	29,447
Other non-current assets	9,917	9,397

Total other non-current assets	$11,671	$44,913

Other intangible assets consist of mainly patents and trademarks.

Creative reviews goodwill and purchased intangible assets for impairment annually and whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable in accordance with the Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets.” Creative typically performs its annual impairment assessment for goodwill and other intangible assets in the fourth quarter of its fiscal year. However, during the third quarter of fiscal 2006, Creative’s subsidiary, 3Dlabs, restructured its graphics business to focus its business on the portable handheld device market instead of the professional workstation graphics market. As a result, the fair value of 3Dlabs could no longer support the carrying value of the goodwill and other intangible assets associated with the acquisition of 3Dlabs in May 2002, and accordingly, Creative recorded a goodwill impairment charge of $29.4 million and other intangible assets impairment charge of $2.0 million in fiscal 2006.

In fiscal year 2005, an impairment test was performed on the goodwill and other intangible assets of 3Dlabs and the conclusion of the impairment review was that the fair value of 3Dlabs could no longer support the carrying value of the goodwill and other intangible assets associated with them. As a result, Creative recorded a goodwill impairment charge of $62.5 million and other intangible assets impairment charge of $2.7 million in fiscal year 2005.

Goodwill and other intangible assets fully amortized were excluded from the table above. Other intangible assets amortization expense was $2.2 million, $3.4 million and $3.3 million for fiscal years 2006, 2005 and 2004, and is estimated to be $1.2 million and $0.3 million in fiscal years 2007 and 2008, respectively, and $28,000 for fiscal years 2009 to 2011.

	As of June 30
	2006	2005
Other accrued liabilities:
Marketing accruals	$28,992	$23,384
Payroll accruals	20,346	21,362
Royalty accruals	5,299	5,808
Warranty accruals	9,536	12,418
Other accruals	36,517	40,796

Total other accrued liabilities	$100,690	$103,768

Other accruals of $36.5 million and $40.8 million as of June 30, 2006 and 2005 includes accruals for various operating expense items that individually account for less than 5% of the total current liabilities.

	As of June 30
	2006	2005
Long term obligations:
Long term debt	$192,010	$194,555
Capital lease obligations	18	888
Deferred tax liability	14,565	14,012

Total long term obligations	$206,593	$209,455

NOTE 4—PRODUCT WARRANTIES

The warranty period for the bulk of Creative’s products typically ranges between 1 to 3 years. The product warranty accrual reflects management’s best estimate of probable liability under its product warranties. Management determines the warranty provision based on known product failures (if any), historical experience, and other currently available evidence.

Changes in the product warranty accrual for the fiscal year 2006 were as follows (in US$’000):

	As of June 30
	2006	2005
Balance at the beginning of the year	$12,418	$6,232
Accruals for warranties issued during the period	50,352	27,603
Adjustments related to pre-existing warranties (include changes in estimates)	(206)	(176)
Settlements made (in cash or in kind) during the period	(53,028)	(21,241)

Balance at the end of the year	$9,536	$12,418

NOTE 5—LEASES AND COMMITMENTS

Creative leases the use of land and certain of its facilities and equipment under non-cancelable operating lease arrangements.

Minimum future lease payments for non-cancelable leases as of June 30, 2006, are as follows (in US$’000):

Operating Leases
Fiscal years ending June 30,
2007	$7,050
2008	4,176
2009	3,245
2010	2,450
2011	2,003
Thereafter	9,987

Total minimum lease commitments	$28,911

Rental expense under all operating leases was $14.0 million, $13.4 million and $14.1 million for fiscal years 2006, 2005 and 2004, respectively.

Future minimum lease commitments, which are secured by the underlying assets, as of June 30, 2005, under capital leases are as follows (in US$’000):

Capital Leases
Fiscal years ending June 30,
2007	$1,001
2008	11
2009	6
2010	8
2011	—
Thereafter	—

Total minimum lease commitments	$1,026
Less: Interest	(51)

Total capital lease commitments	$975

NOTE 6—COMPREHENSIVE INCOME

The components of total comprehensive (loss) income are as follows (in US$’000):

	Years ended June 30
	2006	2005	2004
Net (loss) income	$(118,159)	$588	$134,247
Movement in unrealized holding (losses) gains	(28,074)	(12,937)	139,410
Reclassification adjustments:
- Gains included in net (loss) income	(17,753)	(72,936)	(2,446)
	(45,827)	(85,873)	136,964

Total comprehensive (loss) income	$(163,986)	$(85,285)	$271,211

NOTE 7—SHARE REPURCHASES

Details of share repurchases by Creative since the commencement date of the program on November 6, 1998 are set out below:

	Number of Shares Repurchased (in millions)	Average Price (US$)
Fiscal year 1999 to fiscal year 2004	26.3	$13
Fiscal year 2005	—	—
Fiscal year 2006	1.0	$8

Total	27.3	$13

At the Annual General Meeting (“AGM”) held on October 28, 2005, the shareholders approved the share repurchase mandate allowing Creative to buy up to 10% of the issued share capital of Creative outstanding as of the date of the AGM. This amounts to approximately 8.3 million shares. This authority to repurchase these shares shall continue in force unless revoked or revised by the shareholders in a general meeting, or until the date that the next AGM of Creative is held or is required to be held, whichever is the earlier.

The Companies (Amendment) Act 2005 of Singapore (Companies Amendment Act), which became effective on January 30, 2006, introduced key amendments to the Companies Act, Chapter 50 of Singapore (Companies Act). As a result of these amendments, a Singapore company can now repurchase shares out of share capital, as well as from distributable profits and ordinary shares repurchased by a company can be held by that company as treasury shares instead of being cancelled.

NOTE 8—DIVIDENDS

At the Annual General Meeting held on October 28, 2005, Creative’s shareholders approved an ordinary dividend of $0.25 for each outstanding ordinary share of Creative for the fiscal year ended June 30, 2006. Dividends of $20.7 million were paid on December 2, 2005 to all shareholders of record as of November 16, 2005. In fiscal year 2005, Creative paid an ordinary and special dividend of $0.25 each, amounting to $41.4 million, and an ordinary dividend of $0.25 in fiscal year 2004, amounting to $20.2 million.

NOTE 9—EMPLOYEE STOCK OPTION PLANS

Creative Employee Stock Option Plans

In December 1998, Creative adopted the Creative Technology (1999) Share Option Scheme (“1999 Scheme”) which allows options to be granted to full-time employees as well as consultants and non-executive directors. The total number of shares that may be granted under the 1999 Scheme is 7.5 million, provided that such amount shall be automatically increased on the first day (July 1) of each of the five fiscal years ending June 30, 2001, 2002, 2003, 2004 and 2005 by four percent of the issued share capital of Creative as at the last day of the immediate preceding fiscal year. The Option Committee has the discretion to decide the vesting schedule in the letter of offer. If it is not specifically stated in the letter of offer, 1/4 of the total amount of the grant vests on the first anniversary of the grant date and 1/48 of the total amount of the grant vests on the last day of each calendar month thereafter. The exercise price of options granted under the 1999 Scheme may be less than the fair market value of the shares as of the date of grant and the options expire after the tenth anniversary of the date of grant, except in the case of options granted to participants other than employees, options expire not later than the fifth anniversary of the date of grant. Creative issues new shares to satisfy its share based exercises.

Effective July 1, 2005, Creative adopted the provisions of SFAS No. 123(R), “Share-Based Payment.” SFAS No. 123(R) establishes accounting for share-based awards exchanged for employee services. Accordingly, stock-based compensation cost is measured on the date of grant, based on the fair value of the award, and is recognized as expense over the employee requisite service period. Creative previously applied Accounting Principles Board (“APB”) Opinion

No. 25, “Accounting for Stock Issued to Employees,” and related Interpretations, and provided the required pro forma disclosures of SFAS No. 123, “Accounting for Stock-Based Compensation.”

Prior to the adoption of SFAS No. 123(R), Creative provided the disclosures required under SFAS No. 123, “Accounting for Stock-Based Compensation,” as amended by SFAS No. 148, “Accounting for Stock-Based Compensation, Transition and Disclosures.” The following table illustrates the effect on net income and earnings per share for the corresponding period if Creative had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation (in US$’000, except per share data):

	Years ended June 30
	2005	2004
Net income as reported	$588	$134,247
Less: Total stock-based employee compensation expense determine under fair value based method for all awards, net of related tax effects	(1,087)	(2,949)
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	1,504	2,256

Pro forma net income	$1,005	$133,554

Earnings (loss) per share:
Basic - as reported	$0.01	$1.66
Basic - pro forma	$0.01	$1.66
Diluted - as reported	$0.01	$1.61
Diluted - pro forma	$0.01	$1.60

Creative elected to adopt the modified-prospective application method as provided by SFAS No. 123(R). Accordingly, during the fiscal year ended June 30, 2006, Creative recorded stock-based compensation cost of $1,893,000 in the financial statements, totaling the amount that would have been recognized had the fair value method been applied since the effective date of SFAS No. 123. Previously disclosed amounts have not been restated in the financial statements.

In connection with the adoption of SFAS No. 123(R), Creative also made a one-time adjustment in the quarter ended September 30, 2005 to reverse the unamortised share compensation balance of $378,000 against the additional paid-in capital account.

There were no options granted under the 1999 Scheme in fiscal 2005. During the fiscal year ended June 30, 2006, Creative granted 3,120,000 stock options under the 1999 Scheme with a total grant date fair value of $5,087,000. The weighted average grant date fair value of options granted was $1.63 per share.

The fair value of each share option granted is estimated on the date of grant using the Black Scholes option-pricing model. The option-pricing model requires the input of highly subjective assumptions, including the option’s expected life, risk-free interest rates, dividend yield and the price volatility of the underlying share. The expected life of the options represents the period of time the options are expected to be outstanding and is based on historical trends. The expected share price volatility assumption was determined using the historical volatility of Creative’s shares. The following table presents the weighted-average assumptions used in the Black Scholes option-pricing model for the share option grants.

	Fiscal Year 2006	Fiscal Year 2005	Fiscal Year 2004
Expected volatility	36%	—	35%
Risk-free interest rates	2.31% to 4.40%	—	1.24% to 2.27%
Dividend yield	3.0%	—	2.0%
Expected life of options (in years)	0.60 years after vest date	—	0.01 years after vest date

	Years ended June 30
	2006	2005	2004
Weighted average fair value of stock options granted:
Stock options:
At market	$1.63	$—	$2.06
Below market	$—	$—	$—

Summary of outstanding options under Creative’s employee share option plans

The following table summarizes the option information under the Creative’s employee share option plans as at June 30, 2006.

	Number of Options (‘000)	Weighted-Average Exercise Price ($)
Outstanding at June 30, 2003	10,592	6.59
Granted	150	10.14
Exercised	(1,517)	5.64
Cancelled/Forfeited/Expired	(304)	6.48

Outstanding at June 30, 2004	8,921	6.82
Granted	0	0.00
Exercised	(2,224)	6.48
Cancelled/Forfeited/Expired	(116)	6.83

Outstanding at June 30, 2005	6,581	6.93
Granted	3,120	7.50
Exercised	(677)	4.29
Cancelled/Forfeited/Expired	(355)	8.92

Outstanding at June 30, 2006	8,669	7.26

Exercisable at June 30, 2006	5,516	7.12

The options outstanding and exercisable as at June 30, 2006 were in the following exercise price ranges:

	Options Outstanding				Options Exercisable
Range of Exercise Prices	Number of Shares Outstanding (‘000)	Weighted Average Exercise Price	Aggregate Intrinsic Value ($’000)	Weighted Average Remaining Contractual Term (in years)	Number of Shares Exercisable (‘000)	Weighted Average Exercise Price	Aggregate Intrinsic Value ($’000)	Weighted Average Remaining Contractual Term (in years)
$1.00 to $2.99	126	$2.78	$356	4.70	126	$2.78	$356	4.70
$3.00 to $4.99	1,892	$4.47	$2,138	5.30	1,892	$4.47	$2,138	5.30
$5.00 to $6.99	218	$5.67	$51	4.85	201	$5.62	$51	4.70
$7.00 to $10.99	6,427	$8.22	$—	5.98	3,291	$8.88	$—	3.29
$11.00 to $18.99	6	$18.40	$—	3.67	6	$18.40	$—	3.67

	8,669	$7.26	$2,545	5.78	5,516	$7.12	$2,545	4.06

The intrinsic value is determined by the difference between Creative’s closing share price of $5.60 as of June 30, 2006 and the grant price. The aggregate intrinsic value in the table above represents the amount that would have been received by the option holders had all option holders exercised their options as of that date. The total intrinsic value of options exercised during the fiscal year ended June 30, 2006 was $1,964,000. As at June 30, 2006, Creative expects to recognize the total unrecognized compensation cost relating to non-vested stock-based compensation of $3,590,000 over a weighted average period of 3.29 years.

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

Creative was granted a new Pioneer Certificate under the International Headquarters Award that will expire in March 2010. Under the new Pioneer Certificate, profits arising from qualifying activities will be exempted from income tax in Singapore, subject to certain conditions. As a result of obtaining the new Pioneer Certificate, there was a tax write-back of $10.0 million and $12.3 million in fiscal years 2006 and 2004. The reversal was related to corporate taxes provided for in full for profits arising from qualifying activities from the commencement date of the new Pioneer Certificate until the second quarter of fiscal year 2004, based on the standard tax rates of 24.5% for fiscal year 2001 and 22% for fiscal years 2002 and 2003 and 20% for fiscal year 2004. These standard corporate income tax rates continue to be applicable to profits arising from activities excluded from the new Pioneer Certificate.

The Singapore and other components of income (loss) before income taxes are as follows (in US$’000):

	Years ended June 30
	2006	2005	2004
Singapore	$(74,910)	$18,211	$47,990
Other countries	(51,204)	(16,717)	78,136

Income before income taxes and minority interest	$(126,114)	$1,494	$126,126

The provision for income taxes consists of (in US$’000):
	Years ended June 30
	2006	2005	2004
Singapore	$(9,313)	$(1,896)	$(10,346)
Other countries	2,163	2,865	1,807

Provision for income taxes	$(7,150)	$969	$(8,539)

Creative’s effective tax provision for fiscal years 2006, 2005 and 2004 reconciles to the amount computed by applying the Singapore statutory rate of 20.0% for 2006, 2005 and 2004 to income before income taxes and minority interest, as follows (in US$’000):

	Years ended June 30
	2006	2005	2004
Income (benefit) tax at Singapore statutory rate	$(25,223)	$299	$25,225
Tax exempt loss (income)
Singapore	13,633	(2,971)	(9,050)
Others	(4,547)	(14,316)	(12,809)
Non-deductible expenses and write-offs	679	406	1,159
Change in valuation allowances	5,692	(81)	(1,697)
Rate differences and others	12,808	19,447	896
Tax refund receivable	(10,192)	(1,815)	(12,263)

Provision for income taxes	$(7,150)	$969	$(8,539)

Deferred tax assets at June 30, 2006 and 2005 consisted of the following (in US$’000):

	As of June 30
	2006	2005
Non-deductible reserves	$24,493	$26,963
Net operating loss carryforwards	59,095	54,760
Other	612	833

Total deferred tax assets	84,200	82,556
Valuation allowance for deferred tax assets	(84,200)	(82,556)

	$—	$—

Deferred tax liabilities at June 30, 2006 and 2005 consisted of the following (in US$’000):

	As of June 30
	2006	2005
Unremitted offshore interest income	$7,256	$7,256
Undistributed profit of certain foreign subsidiaries	6,144	6,144
Others	1,165	612

Total deferred tax liabilities	$14,565	$14,012

Creative had net operating loss carryforward of approximately $167.4 million and $136.8 million as at June 30, 2006 and June 30, 2005, substantially expiring between 2009 to 2025. The utilization of the net operating losses by Creative is subject to certain conditions.

Valuation allowance is provided for Creative’s deferred tax assets as management believes substantial uncertainty exists regarding the realizability of these assets.

Creative has United States tax deductions not included in the net operating loss carryforward described above aggregating approximately $59.0 million and $58.8 million at June 30, 2006 and June 30, 2005, as a result of the exercise of employee stock options, the tax benefit of which has not been realized. The tax benefit of the deductions, when realized will be accounted for as a credit to additional paid-in capital rather than a reduction of the income tax provision.

NOTE 11—DEBT OBLIGATIONS

In November 2004, Creative entered into a five-year $175.0 million syndicated term loan facility with a group of international banks. The proceeds from this facility were used primarily to fund the growth in working capital requirements arising from the growth in the company’s revenue. The facility is unsecured and bears interest at LIBOR plus a margin of 0.45% for the first three years and LIBOR plus a margin of 0.95% for the remaining two years. The loan facility contains certain financial covenants, including requirements for Creative to maintain certain ratios for its working capital, but does not restrict Creative’s ability to borrow nor distribute earnings. The entire loan facility of $175.0 million was drawn down in fiscal 2005.

On November 21, 2002, Creative Technology Centre Pte Ltd (“CTC”), a Singapore subsidiary of Creative, entered into a nine-year term loan facility for up to S$54.0 million ($34.0 million) with a bank. The loan is repayable in thirty-six quarterly installments of S$1.5 million ($0.9 million). The repayment commenced on March 31, 2003. The interest on the outstanding loan balance is based on bank’s floating rate plus margin 1.5%. The loan is secured by a first mortgage on the building and by way of a fixed and floating charge over all assets of CTC. At June 30, 2006, S$33.0 million ($20.8 million) was outstanding.

The following table presents the payments due by period for the long term debt and capital lease obligations as of June 30, 2006:

	Payments Due by Period (US$’000)
Debt Obligations	Total	Less than 1 year	1 to 3 years	4 to 5 years	After 5 years
Long Term Debt	$195,790	$3,780	$7,560	$182,560	$1,890
Capital Lease Obligations	975	957	10	8	—

Total Debt Obligations	$196,765	$4,737	$7,570	$182,568	$1,890

Creative has various other credit facilities relating to overdrafts, letters of credit, bank guarantees and short term loans with several banks totaling approximately $98.0 million at June 30, 2006. Within these credit facilities, sub-limits have been set on how Creative may utilize the overall credit facilities. At June 30, 2006, $0.2 million in letters of credit and $2.4 million in bank guarantees were drawn under these facilities. Facilities under letters of credit, bank guarantees, overdraft and short-term loan bear interest at approximately the banks’ prime rates.

NOTE 12—OTHER CHARGES

In February 2006, Creative announced that 3Dlabs will refocus its graphics business on the portable handheld device market instead of the professional workstation graphics market. As a result, the fair value of 3Dlabs could no longer support the carrying value of the goodwill and other intangible assets associated with the acquisition of 3Dlabs in May 2002, and accordingly, Creative recorded a goodwill impairment charge of $29.4 million and other intangible assets impairment charge of $2.0 million in fiscal 2006. In addition to the goodwill and intangible assets impairment charges, 3Dlabs has also recorded restructuring charges of $4.9 million in operating expenses and an inventory charge of $4.3 million to cost of goods sold. The $4.9 million restructuring charges in operating expenses comprised $3.0 million in employee separation costs, $0.3 million in facility exit costs and fixed assets impairment write-downs of $1.6 million. Besides 3Dlabs’ restructuring charges, as part of ongoing worldwide cost-cutting measures, $1.0 million in employee separation costs were charged to operating expenses as part of restructuring costs in fiscal 2006.

Employee separation costs for 3Dlabs and other Creative subsidiaries represent the costs of involuntary severance benefits for approximately 200 employees. As of June 30, 2006, majority of these employees were no longer employed by the company. Facility exit costs consisted primarily of lease termination costs and research and development expenses on some 3Dlabs’ graphics chips.

The following table displays the accruals established for employee separation and facility exit costs (in US$’000):

	Initial Charges	Amounts Paid	Adjustments for Over Accruals	Accruals as of June 30, 2006
Employee separation costs	$3,958	$(2,521)	$(163)	$1,274
Facility exit costs	318	(291)	—	27

Total	$4,276	$(2,812)	$(163)	$1,301

The adjustments for over accruals of $163,000 were reversed to the selling, general and administrative expenses.

Fixed assets impairment write-downs of $1.6 million were attributed to computer hardware and software associated with the 3Dlabs’ facilities that were shut down.

The $4.3 million inventory charge comprised stock obsolescence provisions for 3Dlabs’ graphics cards.

NOTE 13—INTELLECTUAL PROPERTY INDEMNIFICATION OBLIGATIONS

Creative indemnifies certain customers, distributors, suppliers, and subcontractors for attorneys’ fees and damages and costs awarded against these parties in certain circumstances in which its products are alleged to infringe third party intellectual property rights, including patents, trademarks, or copyrights. The terms of its indemnification obligations are generally perpetual from the effective date of the agreement. In certain cases, there are limits on and exceptions to its potential liability for indemnification relating to intellectual property infringement claims. Creative cannot estimate the amount of potential future payments, if any, that the company might be required to make as a result of these agreements. Creative does not expect there to be any consequent material adverse effect on its financial position or results of operations. However, there can be no assurance that Creative will not have any future financial exposure under those indemnification obligations.

NOTE 14—LEGAL PROCEEDINGS

During the course of its ordinary business operations, Creative and its subsidiaries are involved from time to time in a variety of intellectual property and other disputes, including claims against Creative alleging copyright infringement, patent infringement, contract claims, employment claims and business torts. Ongoing disputes exist with, among other entities, Compression Labs, Incorporated (a patent infringement action filed in the Eastern District of Texas, U.S., against Creative Labs, Inc. and 27 other defendants); Nichia Corporation (a patent infringement action filed in the Northern District of California against Creative and other defendants); and representative purchasers of MP3 players (an action alleging false advertising and unfair competition in connection with reported storage capacity). Creative also from time to time receives licensing inquiries and/or threats of potential future patent claims from a variety of entities. Creative believes it has valid defenses to the various claims asserted against it, and intends to defend the actions vigorously. However, should any of these claimants prevail in their suits or claims, Creative does not expect there to be any consequent material adverse effect on its financial position or results of operations.

NOTE 15—INVESTMENTS

Net investment gain of $18.9 million in fiscal year 2006 comprised a $20.9 million net gain from sales of investments offset by $2.0 million in write-downs of investments. Net investment gain of $74.4 million in fiscal year 2005 comprised a $86.0 million net gain from sales of investments offset by $11.6 million in write-downs of investments.

NOTE 16—RELATED PARTY TRANSACTIONS

In fiscal year 2005, Creative procured advertisement production services from a company in which Creative’s CEO and Chairman, Sim Wong Hoo, is deemed to have a substantial interest. The services provided to Creative for the year amounted to $175,000 and were negotiated under normal commercial terms. In fiscal year 2006, Sim Wong Hoo has reduced his deemed interest in that company and is no longer deemed to have a substantial interest in that company.

In January 2003, a company controlled by a director, Ng Kai Wa, entered into a rental agreement with a subsidiary of Creative, which was prior to Ng Kai Wa’s appointment as a director of Creative in June 2005. The rental agreement expired during fiscal year 2006 and the company has moved out of Creative’s premises in April 2006. The rental received by Creative was $189,000 in fiscal year 2005 and $150,000 in fiscal year 2006.

NOTE 17—SHARE CAPITAL

Effective January 30, 2006, Creative was subjected to the amendments promulgated under the Companies (Amendment) Act 2005 of Singapore. These amendments included the abolition of the ordinary share par value and authorized capital. The relevant amendments have resulted in all ordinary shares being recorded with no par value. The amendments do not affect the actual number of ordinary shares issued and the paid-in capital of Creative. As a result of the abolition of the ordinary share par value, a significant portion of the additional paid-in capital amounting to $290.2 million became part of the share capital account as at June 30, 2006 and increased the share capital account on that date to $298.5 million. The remaining balance of $52.3 million in the additional paid-in capital were classified as other reserves where it comprised mainly compensation expense for stock options, tax benefits relating to exercise of non qualified stock options by US employees and reserves arising from the buyout of a subsidiary’s convertible preference shares.

NOTE 18—SUBSEQUENT EVENT

In August 2006, Creative and Apple announced a broad settlement ending all legal disputes between the two companies. The settlement terms included a requirement for Apple to pay Creative $100.0 million for a paid-up license to use Creative’s ZEN Patent in all Apple products.

NOTE 19—SEGMENT REPORTING

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

The following is a summary of net sales by product category (in US$’000):

	Years ended June 30
	2006	2005	2004
External net sales:
Personal Digital Entertainment	$732,253	$768,649	$268,133
Audio	146,378	166,325	202,490
Speakers	153,911	175,729	183,913
All Other Products	94,989	113,708	160,317

Consolidated	$1,127,531	$1,224,411	$814,853

The following is a summary of operations by geographical regions (in US$’000):

	Years ended June 30
	2006	2005	2004
External net sales:
Asia Pacific	$204,133	$233,152	$125,909
The Americas	457,677	522,489	378,653
Europe	465,721	468,770	310,291

Consolidated	$1,127,531	$1,224,411	$814,853

	Years ended June 30
	2006	2005	2004
Operating (loss) income:
Asia Pacific	$(130,916)	$(77,026)	$33,106
The Americas	2,337	2,397	(171)
Europe	(16,841)	6,081	11,313

Consolidated	$(145,420)	$(68,548)	$44,248

	Years ended June 30
	2006	2005	2004
Depreciation and amortization expenses:
Asia Pacific	$19,204	$20,259	$15,257
The Americas	2,439	2,634	4,238
Europe	1,508	3,484	4,121

Consolidated	$23,151	$26,377	$23,616

	Years ended June 30
	2006	2005	2004
Provision for income taxes:
Asia Pacific	$(7,992)	$(1,705)	$(10,122)
The Americas	(552)	1,353	350
Europe	1,394	1,321	1,233

Consolidated	$(7,150)	$969	$8,539

	As of June 30
	2006	2005
Identifiable assets:
Asia Pacific	$574,499	$748,601
The Americas	156,442	201,569
Europe	99,672	127,304

Consolidated	$830,613	$1,077,474

Long-lived assets are based on the physical location of the assets at the end of each of the fiscal years. Goodwill of $29.4 million as of June 30, 2005 was allocated to Asia Pacific region. Geographic revenue information for the three years ended June 30, 2006 is based on the location of the selling entity.

(In US$’000)	As of June 30
	2006	2005
Identifiable assets:
Singapore	$395,902	$460,791
United States of America	156,442	201,569
Ireland	95,841	122,888
Rest of the World	182,428	292,226

Consolidated	$830,613	$1,077,474

(In US$’000)	Years ended June 30
	2006	2005	2004
Revenue by geographic region:
Singapore	$118,552	$114,860	$66,446
United States of America	457,677	522,489	378,653
Ireland	465,721	468,770	310,291
Rest of the World	85,581	118,292	59,463

Consolidated	$1,127,531	$1,224,411	$814,853

Major customers: In fiscal years 2006, 2005 and 2004, no customer accounted for more than 10% of net revenues. As of June 30, 2006, one customer accounted for more than 10% of net accounts receivable, and as of June 30, 2005 and 2004, two customers accounted for more than 10% of net accounts receivable.

EXHIBIT B:	SUPPLEMENT SCHEDULES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON FINANCIAL STATEMENT SCHEDULE

To the Board of Directors of

Creative Technology Ltd.

Our audits of the consolidated financial statements referred to in our report dated September 21, 2006, appearing on page F-1 of this Annual Report on Form 20-F included an audit of the Financial Statement Schedule listed in Item 19(b) of this Form 20-F. In our opinion, this Financial Statement Schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

PricewaterhouseCoopers

Singapore.

September 21, 2006

SCHEDULE II

CREATIVE TECHNOLOGY LTD.

ALLOWANCE FOR DOUBTFUL ACCOUNTS AND SALES RETURNS

(In US$’000)

	Years ended June 30,
	2006	2005	2004
Balance at beginning of year	$21,288	$20,700	$18,417
Additions charged to consolidated statement of operations	15,225	22,711	9,033
Deductions from allowance	(17,707)	(22,123)	(6,750)

Balance at end of year	$18,806	$21,288	$20,700

EXHIBIT C:	EXHIBITS

EXHIBIT INDEX

Exhibit Number	Description
1.1	Memorandum and Articles of Association of Creative incorporated by reference to Exhibit 4.1 of Creative’s Registration Statement on Form F-3 (Registration No. 333-13084) as filed with the SEC on January 22, 2001.

4.1	Term Loan Agreement between Creative Technology Centre Pte Ltd and United Overseas Bank Limited dated November 21, 2002, incorporated by reference to Creative’s Annual Report on Form 20-F for the fiscal year ended June 30, 2003.

4.2	Five-year $175.0 million Syndicated Term Loan Agreement between Creative Technology Ltd and a group of international banks, incorporated by reference to Creative’s Annual Report on Form 20-F for the fiscal year ended June 30, 2005.

8	List of significant subsidiaries

12.1	Certification Pursuant to Rule 13a-14(a)/15d-14(a)

12.2	Certification Pursuant to Rule 13a-14(a)/15d-14(a)

13.1	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

23.1	Consent of PricewaterhouseCoopers, Independent Accountants