Form 20-F
period 2007-06-30
CREATIVE TECHNOLOGY LTD
filed 2007-11-16
CIK 888295

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2007

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

31 International Business Park

Creative Resource

Singapore 609921

(Address of principal executive offices)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Ordinary Shares	Singapore Exchange Securities Trading Limited

Securities registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of June 30, 2007: 83,622,029

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

SAFE HARBOR STATEMENTS UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

Except for the historical information contained herein, the matters set forth contains forward-looking statements and are subject to certain risks and uncertainties that could cause Creative’s actual results to differ materially. Such risks and uncertainties include: Creative’s ability to timely develop new products that gain market acceptance and to manage frequent product transitions; competitive pressures in the marketplace; a reduction or cancellation of sales orders for Creative products; accelerated declines in the average selling prices of Creative’s products or any prices of components; Creative’s ability to successfully integrate acquisitions; potential fluctuations in quarterly results due to the seasonality of Creative’s business and the difficulty of projecting such fluctuations; possible disruption in commercial activities caused by factors outside of Creative’s control, such as terrorism, armed conflict and labor disputes; a reduction in demand for computer systems, peripherals and related consumer products as a result of poor economic conditions, social and political turmoil; major health concerns; the proliferation of sound functionality in new products from competitors at the application software, chip and operating system levels; the deterioration of global equity markets; exposure to excess and obsolete inventory; Creative’s reliance on sole sources for many of its chips and other key components; component shortages which may impact Creative’s ability to meet customer demand; Creative’s ability to protect its proprietary rights; the vulnerability of certain markets to current and future currency fluctuations; the effects of restricted fuel availability and rising costs of fuel; and fluctuations in the value and liquidity of Creative’s investee companies. For further information regarding the risks and uncertainties associated with Creative’s business, please refer to its filings with the U.S. Securities and Exchange Commission (“SEC”), including elsewhere in this annual report filed on Form 20-F. Creative undertakes no obligation to update any forward-looking statement to conform the statement to actual results or changes in Creative’s expectations.

PART I

ITEM 1:	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2:	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3:	KEY INFORMATION

SELECTED CONSOLIDATED FINANCIAL DATA

The following table contains selected data from Creative’s Consolidated Statements of Operations for the five years ended June 30, 2007. The data for the three years ended June 30, 2007 is derived from and should be read in conjunction with the consolidated financial statements and related notes thereto included elsewhere in this annual report. The data for the two years ended June 30, 2004 and 2003 is derived from audited financial statements which are not included in this annual report.

CONSOLIDATED STATEMENTS OF OPERATIONS DATA

(US$’000, EXCEPT PER SHARE DATA):

	For the years ended June 30
	2007	2006	2005	2004	2003
Sales, net	$914,906	$1,127,531	$1,224,411	$814,853	$701,769
Cost of goods sold	737,203	963,217	949,151	533,513	452,952

Gross profit	177,703	164,314	275,260	281,340	248,817
Operating expenses:
Selling, general and administrative	175,180	195,197	196,258	167,588	162,839
Research and development	63,646	77,186	82,325	69,504	58,775
Impairment of goodwill and other intangible assets	—	31,478	65,225	—	—
Other charges (1)	—	5,873	—	—	—

Operating (loss) income	(61,123)	(145,420)	(68,548)	44,248	27,203
(Loss) gain from investments, net	(1,880)	18,904	74,405	72,602	(6,049)
Interest income	9,916	6,241	3,571	4,592	2,623
Interest expense	(10,245)	(9,411)	(3,674)	(1,001)	(1,495)
Others (2)	114,622	3,572	(4,260)	5,685	3,736

Income (loss) before income taxes and minority interest	51,290	(126,114)	1,494	126,126	26,018
Income tax (expense) benefit (3)	(23,918)	7,150	(969)	8,539	(2,720)
Minority interest in loss (income)	817	805	63	(418)	79

Net income (loss)	$28,189	$(118,159)	$588	$134,247	$23,377

Basic earnings (loss) per share	$0.34	$(1.42)	$0.01	$1.66	$0.30

Weighted average ordinary shares outstanding (‘000)	83,452	83,093	82,661	80,654	79,202

Diluted earnings (loss) per share	$0.34	$(1.42)	$0.01	$1.61	$0.29

Weighted average ordinary shares and equivalents outstanding (‘000)	83,913	83,093	85,333	83,630	80,851

Dividends declared per share	$0.25	$0.25	$0.50	$0.25	$0.25

CONSOLIDATED BALANCE SHEET DATA (US$’000):

	As of June 30
	2007	2006	2005	2004	2003
Cash and cash equivalents	$250,480	$213,995	$187,246	$211,077	$232,053
Working capital	351,260	405,907	506,527	297,502	209,389
Total assets	723,033	830,613	1,077,474	940,848	646,843
Long-term debt, net of current maturities	129,131	206,593	209,455	35,614	39,027
Shareholders’ equity	408,570	393,153	581,132	691,497	428,837

Notes:

(1)	Other charges of $5.9 million in the results of operations in fiscal year 2006 comprised a $4.9 million restructuring charge relating to 3Dlabs Inc., Ltd (“3Dlabs”) and $1.0 million in employee separation costs under a worldwide workforce reduction exercise.
(2)	Other income of $114.6 million in fiscal year 2007 included a $100.0 million paid-up license by Apple Inc. for use of the Creative ZEN Patent in its products.
(3)	As described in Note 10 of “Notes to Consolidated Financial Statements,” Creative was granted a Pioneer Certificate under the International Headquarters Award that will expire in March 2010. Under the Pioneer Certificate, profits arising from qualifying activities will be exempted from income tax in Singapore, subject to certain conditions. As a result of obtaining the Pioneer Certificate, income taxes in fiscal year 2006 and 2004 includes a $10.0 million and $12.3 million reversal of income taxes. The reversal was related to corporate taxes provided for in full for profits arising from qualifying activities from the commencement date of the Pioneer Certificate until the second quarter of fiscal year 2004, based on the standard tax rates of 24.5% for fiscal year 2001 and 22% for fiscal years 2002 and 2003 and 20% for fiscal year 2004. These standard corporate income tax rates continue to be applicable to profits arising from activities excluded from the Pioneer Certificate. See Operating and Financial Review and Prospects for further discussion.

DIVIDENDS

At the Annual General Meeting held on October 31, 2007, Creative’s shareholders approved an ordinary dividend of S$0.20 for each outstanding ordinary share of Creative for the fiscal year ended June 30, 2008. The dividends will be paid on November 30, 2007 to all shareholders of record as of November 14, 2007. In fiscal year 2007, Creative paid an ordinary dividend of $0.25 each, amounting to $20.9 million on December 1, 2006 to all shareholders as of record as of November 15, 2006, and an ordinary dividend of $0.25 each in fiscal year 2006, amounting to $20.7 million.

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

The following table sets forth, for the periods indicated, certain information concerning the currency exchange rate as expressed in US dollars per Singapore dollar as certified for customs purposes by the Federal Reserve Bank of New York:

Fiscal years ended June 30	At period-end	Average	High	Low
2003	0.5679	0.5697	0.5822	0.5545
2004	0.5804	0.5819	0.5997	0.5666
2005	0.5912	0.6012	0.6180	0.5783
2006	0.6317	0.6088	0.6398	0.5862
2007	0.6536	0.6460	0.6619	0.6274

Monthly highs and lows for most recent six-month period are:

Months	Highs	Lows
April	0.6619	0.6575
May	0.6606	0.6523
June	0.6545	0.6477
July	0.6646	0.6566
August	0.6620	0.6515
September	0.6739	0.6550

On November 9, 2007, each Singapore dollar equaled 0.6934 US dollars, as certified for customs purposes by the Federal Reserve Bank of New York.

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

Creative faces a high level of competition in each of its product markets

Creative faces intense competition from a large number of established companies and emerging companies in the personal digital entertainment, PC audio, graphics, communications and speakers markets and semiconductor markets and expects competition to continue to intensify as these markets evolve. In addition, Creative increasingly faces competition from cell phone companies which have been promoting phones that offer music and other entertainment functions. Furthermore, in the U.S., service providers often discount the price of cell phones when purchased with a calling plan. The industries in which Creative competes are characterized by frequent product introductions, short product lifecycles, aggressive pricing practices, downward pressure on gross margins and steady improvements in product price/performance characteristics. Many of Creative’s current and potential competitors have substantially greater financial, manufacturing, marketing, distribution and other resources. Some of Creative’s competitors may also have greater name recognition and market presence, longer operating histories, greater market power and product depth, lower cost structures and larger customer bases.

Creative’s competitors may be able to adapt more quickly to new technologies and changes in consumer preferences by introducing new products at competitive prices, which may result in lost market share for Creative and may force Creative to lower prices on its products, which may result in reduced margins for those products. These competitive pressures may also cause Creative’s potential customers to delay or defer their purchasing decisions in anticipation of potential new products, lower prices, or both. Creative may not be able to compete successfully in the future with its existing or potential competitors and intense competition could have a material adverse effect on Creative’s operating results. For more information regarding Creative’s competition and the risk factors arising out of the competitive environment in which Creative operates, see “Competition” in Item 4 of this annual report.

Creative’s gross margins have fluctuated and can vary significantly depending on product mix and other factors

Creative has a diversified product portfolio of consumer electronics and peripherals for PCs and sells these products through a worldwide network of domestic and international distributors, retailers and OEM customers. Creative’s gross margins vary significantly by product line and customer type, as well as within product lines.

In fiscal year 2007, Creative’s gross margin was 19.4% compared to gross margin of 14.6% for fiscal year 2006 and 22.5% for fiscal year 2005. The fluctuation in Creative’s gross margins over the past three fiscal years was largely attributable to a change in the mix of products sold during those periods.

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

In addition, Creative recorded a substantial write-down for inventories of components in the third quarter of fiscal year 2006, which also adversely affected its gross margin. Given the rapid and unpredictable pace of product obsolescence in the consumer electronics and PC industries and fluctuations in the price of components, such as flash memory, the company may incur inventory and related charges in the future. Such charges have had, and may have, a material adverse effect on the company’s gross margin and operating margin.

Creative’s gross margins are generally lower for sales to OEM customers compared with sales to its retail customers. Increases in OEM sales or decreases in retail sales relative to total sales may also negatively impact Creative’s gross margins.

A substantial proportion of Creative’s overall sales are derived from a few product categories

A limited number of Creative’s product categories account for a substantial portion of Creative’s overall sales. Sales of personal digital entertainment products represented approximately 63% of sales in fiscal year 2007, 65% of sales in fiscal year 2006 and 63% of sales in fiscal year 2005. Sales of audio products represented approximately 13% of sales in fiscal year 2007, 13% of sales in fiscal year 2006 and 14% of sales in fiscal year 2005. Sales of speakers represented approximately 16% of sales in fiscal year 2007, 13% of sales in fiscal year 2006 and 14% of sales in fiscal year 2005. Creative’s profitability has resulted largely from sales of products from these categories.

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

Creative records a write-down for inventories of components and products that have become obsolete or are in excess of anticipated demand or net realizable value and accrues necessary reserves for cancellation fees of orders for inventories that have been cancelled. Creative recorded a substantial write-down for inventories of components in the third quarter of fiscal year 2006 and, given the rapid and unpredictable pace of product obsolescence in the consumer electronics and PC industries and fluctuation in the prices of components, such as flash memory, the company may incur inventory and related charges in the future. Such charges have had, and may have, a material adverse effect on the company’s results of operations and financial condition.

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

Creative is subject to risks associated with substantial international operations

Sales outside the United States accounted for 64% of Creative’s net sales in fiscal year 2007. In addition, a substantial number of Creative’s products are manufactured, assembled and tested by third parties in Asia. As a result, Creative is subject to a number of risks of conducting business outside of the United States, any of which could have a material adverse impact on its results of operations, including:

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

To remain competitive, Creative must be able to maintain substantial capital which Creative may be unable to do in the future

In order to compete, Creative believes that it will need to have substantial capital in order to maintain the flexibility to take advantage of opportunities as they arise and to fund Creative’s working capital requirements.

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

In November 2004, Creative entered into a five-year $175.0 million syndicated term loan facility with a group of international banks and drew down on the entire loan during fiscal year 2005. The proceeds from this facility were used primarily to fund the growth in working capital requirements arising from the growth in the company’s revenue. The loan facility contains certain financial covenants, including requirements for Creative to maintain certain working capital ratios, but does not restrict Creative’s ability to borrow or distribute earnings. Creative repaid $75 million of the loan in fiscal 2007.

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

Although during fiscal years 2007, 2006 and 2005, none of Creative’s customers accounted for more than 10% of Creative’s total worldwide sales, a reduction or delay in orders from a group of Creative’s key distributors and customers could have an adverse effect upon Creative’s operating results and financial position. As of June 30, 2007 and 2006, one customer accounted for more than 10% of net accounts receivable, and as of June 30, 2005, two customers accounted for more than 10% of net accounts receivable.

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

Creative’s success is dependent upon its ability to continue to protect its proprietary technologies, and know-how in product design

Creative’s ability to compete successfully depends, in part, on its ability to protect its proprietary technologies, and know-how in product design. Creative relies primarily upon its trade secrets program, copyrights and patents to protect its technologies. Creative generally enters into confidentiality and/or license agreements with its employees, distributors, customers and potential customers. It also limits access to, and distribution of, its software, documentation and other proprietary information. However, these protections may not be adequate and Creative’s competitors may independently develop technologies that are substantially equivalent or superior to Creative’s technologies. In addition, the steps taken by Creative may not be adequate to deter misappropriation or independent third-party development of Creative’s technologies. Furthermore, the protection provided to Creative’s proprietary technologies by the laws and courts of foreign nations may not be substantially similar to or as protective as the remedies available under U.S. laws.

Creative holds various U.S. patents and pending U.S. patent applications and corresponding patents and pending applications in other countries. It is possible that a patent owned by Creative will be invalidated, deemed unenforceable, circumvented or challenged, that the patent rights granted will not provide competitive advantages to Creative or that one or more of Creative’s pending or future patent applications will not be issued. Any of these events could significantly harm Creative’s business and future prospects.

Creative’s success depends on its ability to attract and retain key personnel

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

Creative is controlled by one founding shareholder

As of June 30, 2007, Mr. Sim Wong Hoo, one of Creative’s founders and its current Chief Executive Officer, beneficially owned approximately 28.7% of Creative’s outstanding ordinary shares. Because he is the largest shareholder, Mr. Sim may be able to influence the election of Creative’s directors, to determine the outcome of most corporate actions requiring shareholder approval and to control the management and affairs of Creative.

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

As a result of Creative’s voluntary delisting from the NASDAQ Global Market, U.S. investors may find it more difficult to buy or sell Creative’s ordinary shares

On September 4, 2007, Creative announced that the company completed the voluntary delisting of its ordinary shares from the NASDAQ Global Market. August 31, 2007 was the last day of trading for Creative ordinary shares on NASDAQ. The delisting of Creative’s shares from NASDAQ could reduce the ability of holders of its ordinary shares to purchase or sell shares as quickly and as inexpensively as they have done historically, and may have an adverse effect on the trading price of Creative’s ordinary shares.

If Creative terminates its U.S. public company reporting obligations, investors may find it more difficult to obtain information about Creative

Creative currently files reports with the U.S. Securities and Exchange Commission electronically and its reports can be found at the SEC’s website. Creative intends to terminate its reporting obligations under the Securities Exchange Act of 1934 when it becomes eligible to do so, which will occur at the earliest twelve months after the delisting of its ordinary shares from NASDAQ and will occur only if Creative meets certain requirements under the Exchange Act. The elimination of Creative’s U.S. public reporting obligations may make it more difficult for investors to obtain current information about Creative. If Creative terminates its reporting obligations under the Exchange Act, it will still be obligated to file reports under Singapore’s applicable reporting requirements, but Singapore’s applicable reporting requirements may not require the same level of disclosure as the U.S. public reporting requirements and investors may not have easy access to Creative’s Singapore-mandated reports.

If Creative is unable to suspend its U.S. public reporting obligations or spends a substantial amount of its cash reserves in an effort to do so, then its results of operations and financial condition will be harmed

Creative will be able to terminate its U.S. public company reporting obligations if the U.S. average daily trading volume of its ordinary shares is 5% or less of the worldwide average daily trading volume of its ordinary shares during the twelve-month period ending 60 days before filing to deregister its securities under the Securities Exchange Act of 1934. Alternatively, if Creative’s ordinary shares are held by fewer than 300 U.S. residents, including each U.S. resident that owns shares in the name of a broker, dealer, bank or nominee for such holder’s account, and if options to purchase ordinary shares are held by fewer than 300 U.S. residents, Creative will be able to suspend its U.S. public reporting obligations after completion of the fiscal year in which Creative is able to so reduce the number of holders of Creative’s ordinary shares and options to purchase ordinary shares.

If Creative is not able to terminate or suspend its U.S. public reporting obligations, then it will continue to incur significant costs and administrative burdens to comply with its U.S. public reporting obligations. Such costs and burdens may have an adverse impact on Creative’s profitability and results of operations.

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

Creative is exposed to increased costs and risks associated with complying with Section 404 of the Sarbanes-Oxley Act

Section 404 of the Sarbanes-Oxley Act of 2002 requires that public companies in the United States evaluate and report on their systems of internal controls over financial reporting. Creative is not required to comply with the requirement to provide an auditor’s attestation report on internal control over financial reporting until the fiscal year ending on or after July 15, 2007. Creative has incurred and will continue to incur significant expenses and management resources to comply with the requirements of Section 404 on an ongoing basis and Creative cannot provide any assurance that it will be able to satisfy the requirements related to internal controls on an ongoing basis and that its auditors will be able to provide an attestation report regarding management’s internal control report when required.

A determination that Creative’s internal control over financial reporting is not effective might cause investors to lose confidence in the company’s reported financial information, which could cause volatility in the market price of the company’s shares.

The market price of Creative’s ordinary shares is volatile

The quoted market price of Creative’s ordinary shares has fluctuated significantly in the past and is likely to continue to be highly volatile. The quoted market price of Creative’s ordinary shares may be significantly affected by a variety of factors, including:

•	the announcement of new products or technologies;

•	innovations by Creative or its competitors;

•	acquisitions of new technologies;

•	divestments of particular low-performing product lines;

•	quarter to quarter variations in Creative’s results of operations;

•	the timing of the cessation of Creative’s U.S. public company reporting obligations; and

•	general market conditions or market conditions specific to particular industries.

The stock prices for many technology companies, including Creative, have experienced wide fluctuations, which often have been unrelated to the operating performance of these companies. In addition, the relatively low trading volume of Creative’s ordinary shares on the SGX-ST in Singapore may lead to more volatility in the market price of Creative’s shares. As a result, these fluctuations may adversely affect the market price of Creative’s ordinary shares in the future.

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

There is no treaty between the United States and Singapore providing for the reciprocal recognition and enforcement of judgments. As a result, U.S. judgments are not automatically enforceable in Singapore. In addition, judgments of U.S. courts based on the civil liability provisions of the U.S. securities laws are not enforceable in Singapore courts. It is doubtful as to whether Singapore courts will hear actions brought in Singapore courts based solely upon the civil liability provisions of the U.S. securities laws or enter judgments in such actions.

Service of process on Creative in the United States is limited generally

Creative is a Singapore corporation. A majority of the members of its management team and Board of Directors are not U.S. residents. As a result, it may not be possible for investors to effect service of process within the United States upon these non-U.S. residents.

ITEM 4:	INFORMATION ON THE COMPANY

HISTORY AND DEVELOPMENT OF CREATIVE

Creative Technology Ltd., founded in 1981 by Mr. Sim Wong Hoo, was incorporated in Singapore as a private limited company in July 1983 and continues to maintain its principal executive offices there. From 1983 to 1988, Creative’s revenues were derived primarily from the design, manufacture and distribution of personal computers, or PCs, and related enhancement products. In 1987, as a result of intense competition and continuing price erosion in the PC market, Creative decided to concentrate its development strategy on newer, higher margin audio products. In November 1987, Creative began shipments of Game Blaster, a product designed to add music capabilities to PCs targeted at the PC games and entertainment market. This product evolved into the Sound Blaster product line that began shipping in November 1989. Revenues grew significantly, reflecting rapid market acceptance of Sound Blaster and other products in the Blaster family, which lead to Creative’s successful initial public offering in the United States. Creative’s ordinary shares began trading on the NASDAQ Global Market (“NASDAQ”) under the symbol “CREAF” on August 3, 1992. On June 15, 1994 Creative’s shares began trading on the Singapore Exchange Securities Trading Limited (“SGX-ST”). On September 4, 2007, Creative announced that the company has completed the voluntary delisting of its ordinary shares from NASDAQ. August 31, 2007 was the last day of trading for Creative ordinary shares on NASDAQ. Creative’s sole stock exchange listing is on the SGX-ST. The delisting from NASDAQ did not affect the status of Creative’s shares on the SGX-ST.

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

Principal Capital Expenditures

Creative’s capital expenditures for property, plant and equipment for the fiscal years 2007, 2006 and 2005 were $6.0 million, $13.3 million and $34.2 million, respectively. The principal areas of capital expenditures were machinery, computer hardware and software in fiscal year 2007, land and buildings, machinery, computer hardware and office equipment in fiscal year 2006, and land and buildings, machinery, computer hardware and software in fiscal year 2005. Subsequent to the fiscal year 2007, Creative sold an 80.1% interest in its manufacturing operations in Malaysia. The sale of a controlling interest in the Malaysia manufacturing operations is in line with management’s goal of streamlining and improving operational efficiencies.

Principal Equity Investments

As part of its long-term business strategy, from time to time, Creative makes strategic equity investments in companies that can provide Creative with technologies or products that management believes will give Creative a competitive advantage in the markets in which Creative competes. During fiscal years 2007, 2006 and 2005, Creative made investments that totaled $1.7 million, $2.5 million and $17.8 million, respectively.

Net investment loss of $1.9 million in fiscal year 2007 was mainly due to $2.0 million in write-downs of investments. Net investment gain of $18.9 million in fiscal year 2006 included a $20.9 million net gain from sales of investments offset by $2.0 million in write-downs of investments. Net investment gain of $74.4 million in fiscal year 2005 comprised a $86.0 million net gain from sales of investments offset by $11.6 million in write-downs of investments. The bulk of the net gain from the sales of investments was derived from sales of shares of SigmaTel, Inc. (“SigmaTel”).

BUSINESS OVERVIEW

Creative is one of the leading providers of digital entertainment products and products for PCs. Creative’s products include digital media players and other products used in a wide array of solutions for entertainment, education, music, Internet applications and services and productivity tools markets. Creative markets its products to consumers and system integrators, with worldwide distribution through traditional marketing channels, original equipment manufacturers (“OEMs”) and the Internet, under a variety of trademarks, including the “MuVo®”, “ZEN®” and “Blaster®” family of names. Creative’s EAX® technologies have been established as de facto standards for multimedia enhancements for the PC.

Creative believes that its strengths in the digital entertainment and PC market resulting from its “MuVo”, “ZEN”, “Blaster” and other brand names, its extensive global distribution network, and its technology and manufacturing expertise, places it in a solid position to sell new and enhanced digital entertainment, PC audio, speaker, and related products. Creative continues to invest in research and development activities to improve existing products and to introduce new products. It continually evaluates other companies’ technologies and product offerings and may make equity investments in, or establish strategic alliances with, those entities that can provide Creative with complementary products and technologies. To achieve low per unit costs and meet rapid time to market demands, Creative has developed in-house expertise in software and hardware development, industrial/mechanical design, and chip design.

Creative’s Principal Products

Using proprietary technologies and industrial design expertise, Creative’s innovative hardware and applications enable consumers to experience high quality digital entertainment, especially in three core categories: digital entertainment products, sound cards, and speakers/headphones.

Personal Digital Entertainment Products

Portable Digital Entertainment Players: Creative offers an array of portable digital audio and video players. Creative’s digital audio players are aimed at consumers with an active lifestyle and include the ZEN and MuVo line of products, such as the Creative ZEN, Creative ZEN Stone Plus, Creative ZEN Stone, Creative ZEN V Plus, Creative ZEN V, and Creative MuVo T100. The Creative ZEN is a credit card-sized media player with a high quality 2.5” LCD screen that can play MP3 and non-protected AAC music formats and video, and comes equipped with an SD card memory expansion slot. The ZEN Stone Plus is a tiny light weight player with a blue OLED screen that captures personal bests with its stop watch function. The small and trendy Creative ZEN V Plus features a brilliant full color 1.5” OLED display with a suite of music, photo, radio and video functions. The Creative MuVo T100 also has a small form factor, and offers instant Plug-n-Play without the need for software.

Web Cameras: Creative offers a full line of feature-rich desktop and notebook webcams. The Creative Live! Cam Optia AF does not require installation of drivers and is the first webcam to offer auto focus technology and a true 2.0 megapixel CMOS sensor. It also offers built-in dual Adaptive Array microphones which deliver superb noise cancellation ability. The ultra portable Live! Cam Notebook Ultra has an Ultra Wide-Angle Precision Lens and offers full motion 30fps digital video streams.

Audio Products

Since the introduction of the original Sound Blaster in 1989, Creative has continuously improved the technology and features of its PC audio offerings. Creative’s most advanced sound card to date, the Sound Blaster X-Fi™ series of sound cards, includes the Sound Blaster X-Fi Elite Pro and the Sound Blaster X-Fi XtremeGamer Fatal1ty Professional Series. The Sound Blaster X-Fi Elite Pro is Creative’s top-of-the-line sound card and features professional-quality digital-to-analog converters and a comprehensive selection of connectivity for audio creation, together with all of the standard features of the rest of the family of Sound Blaster X-Fi cards. The Sound Blaster X-Fi XtremeGamer Fatal1ty Professional Series was designed for gamers and is equipped with X-RAM for high performance gaming. It improves PC gamers’ frame rates and supports the latest EAX ADVANCED HD™ 5.0. All models of Sound Blaster X-Fi sound cards come with 24-bit Crystalizer, X-Fi CMSS-3D, and X-Fi CMSS-3D Headphone Expander technologies. The 24-bit Crystalizer technology enhances music to 24-bit quality, enabling MP3s, CDs, games and other sources to sound better. The X-Fi CMSS-3D surround technology converts basic stereo content into multi-channel in real-time to maximize the experience from multi-channel speakers and even deliver incredible virtual surround over 2-speakers or headphones. The CMSS-3D Headphone Expander technology enhances the listener’s audio experience by making the sound appear to come from external speakers instead of headphones pressed right against the listener’s ears. Creative also offers a line of external solutions that feature the 24-bit Crystalizer and X-Fi CMSS-3D technologies. The Creative Xmod plugs directly into a PC, Mac or a digital audio player without the need to install any drivers or software and restores detail and vibrance to compressed music. The Creative Xmod Wireless adds wireless streaming capabilities to the Xmod and allows consumers to play X-Fi Xtreme Fidelity™ music from a PC wirelessly in any room. The Creative Xdock allows consumers to connect an iPod® to their home stereo system. Consumers can also use the Xdock together with X-Fi Wireless Receivers to play X-Fi Xtreme Fidelity music from their docked iPod in any room of the house.

Speakers/Headphones

Speakers: To provide a complete audio solution for music, gaming and movie enthusiasts, Creative offers a complete range of high-quality satellite and subwoofer speaker and docking systems for the PC and portable media players. Current models include Creative GigaWorks® ProGamer G550W speakers with a wireless remote, highly-efficient 3 inch full-range driver, full-frequency satellites (including wireless rear speakers) and a wood subwoofer with a dual ported design for aggressive bass, the Creative GigaWorks T40, a 2.0 speaker system with a three-driver system and a Midrange-Tweeter-Midrange driver configuration for high quality sound, the Creative I-Trigue 3000, a 2.1 lifestyle speaker with Neo Titanium Tri-Array Technology, and Creative X-Fi Sound System i600 which offers X-Fi enhanced audio playback for different iPod models. Creative also offers a complete range of portable speaker systems such as the Creative TravelSound® range of portable speakers. The TravelSound 400 features a novel 180° swivel design which can be rotated out of the way for speaker protection and automatic power-off. Other portable models include the compact TravelSound PoPz is available in a selection of colors, the TravelSound ZEN V, a portable stereo speakers for ZEN V and ZEN V Plus, the TravelSound i for iPod players, and the TravelSound ZEN Stone for ZEN Stone and ZEN Stone Plus.

Headphones and Headsets: Creative offers a wide range of headphones and headsets including noise-canceling headphones and wireless headphones and headsets for music, home entertainment, gaming and professional or studio purposes. The Aurvana Live! and Aurvana X-Fi headphones are the top-of-the-line models. The Aurvana Live! offers advanced driver technology with pro-quality acoustic tuning, and the Aurvana X-Fi are the world’s first noise-canceling headphones to feature award-winning X-Fi Xtreme Fidelity audio technologies.

Marketing, Sales, Customer Support And Backlog

Retail sales

Creative markets its products in more than 50 countries in the Americas, Europe and Asia through a worldwide network of wholly-owned subsidiaries and third-party distributors, and key on-line and brick and mortar retailers. The third party distributors and retailers are selected for their expertise in marketing and ability to place Creative’s products in the major retail channels. See Note 19 of “Notes to Consolidated Financial Statements” for information relating to foreign and domestic operations and export sales.

Creative’s sales, by geographical region, expressed as a percentage of total external sales are as follows:

	Fiscal years ended June 30,
	2007	2006	2005
The Americas	36%	41%	43%
Europe	47%	41%	38%
Asia Pacific	17%	18%	19%

Creative distributes its products in North America predominantly through Creative Labs and through other subsidiaries, including CLCS, CL Direct, 3Dlabs and Cambridge SoundWorks. The distribution of products in Europe is carried out principally through Creative Labs Ireland, a wholly-owned European subsidiary located in Dublin, Ireland, where product marketing, finance and customer support operations are conducted. In order to focus its products more directly on satisfying local market needs, and to enhance and support existing distribution arrangements, Creative also utilizes wholly-owned sales and marketing agencies in certain European countries including: the United Kingdom, France, Germany, Belgium, Russia, Spain, Denmark, Sweden, Italy, Poland and Portugal. In Asia, Creative distributes its products through its headquarters in Singapore and its subsidiaries in Australia, China, Hong Kong, Japan, Malaysia, Taiwan and United Arab Emirates.

Like other manufacturers of consumer products, Creative is exposed to the risk of product returns from distributors and retailers, either through customers exercising their contractual return rights or as a result of Creative’s strategic interest in assisting customers to balance their inventories. For example, although Creative attempts to monitor and manage the volume of its sales to its distributors and retailers, large shipments made to these distributors and retailers to meet anticipated high demand during the year-end holiday season can lead to a post-holiday overstock situation which may result in the need to balance customer inventory resulting in larger than normal product returns, following the holiday season. Moreover, the risk of product returns may increase if the demand for Creative’s products declines, or if competitors liquidate inventory at distressed prices. In the past, Creative has accepted returns from its direct retail channel customers that have overstocked certain of its products or rotated older products out in order to stock newer Creative products. Creative continually reviews its allowance for sales returns and believes that it has provided adequate allowances for projected returns. However, there can be no assurance that such allowances will be sufficient for actual returns in future periods. Creative provides price protection to its distributors, and online and brick and mortar retailers. Creative also believes that it has provided sufficient allowances to cover its price protection obligations. In addition, Creative may provide end user rebate promotions to increase demand for its products in the retail channel. Creative believes that it has provided sufficient allowances to cover its rebate obligations. A significant decrease in the price of Creative’s products could adversely affect Creative’s operating results.

OEM sales

Creative’s primary OEM focus has been to sell and support its family of sound cards, MP3 players, speakers and headphones to companies who incorporate or bundle those products into their PCs. Creative products are either included as a part of a pre-configured feature in some OEM system configurations or offered as an upgrade option that the end customer can specify. OEMs typically sell Creative’s portable digital entertainment products, audio products, speakers and headphones either as a bundle with their systems or as stand-alone units.

Customer support

Creative maintains three customer support centers one each in the United States, Ireland and Singapore to provide multilingual support to purchasers of Creative’s products in the United States and Europe via email, on-line knowledge base systems, user forums, on-line chat, telephone and fax. Support center services and support representatives answer questions regarding product specifications, availability, installation and use. Product specifications, technical information and various levels of support are also available through Creative’s Internet web site at www.creative.com. In addition, Creative provides extensive programming support to developers of PC Games software used for the creation of PC games that incorporate Sound Blaster EAX support.

Backlog

Because Creative’s customers typically require delivery within a short period of time after submitting a purchase order, Creative seeks to ship products promptly after receipt of such orders and expects to operate without significant backlog, relying on bookings each quarter to comprise a predominant portion of its sales for that quarter. As a result, Creative does not believe that backlog is a meaningful indicator of future sales.

Location In Singapore

Creative’s executive offices and a substantial portion of its research and development operations are located in Singapore and, therefore, its operations and the market price of its ordinary shares may be affected by economic, geopolitical and other conditions in Singapore and in the Asia Pacific region.

Manufacturing

Central to Creative’s pricing strategy is its ability to manufacture high-quality, sophisticated products in commercial volumes at a relatively low cost at facilities in Malaysia and China, using modern surface mount technology assembly lines. To minimize component costs and to enable Creative to price its products competitively, Creative relies extensively on in-house research and development and strict control of the manufacturing process. In order to balance manufacturing capacity requirements, Creative also utilizes, and expects to continue to utilize, a number of subcontractors in Singapore, Malaysia and China. These subcontractors assemble speakers, PDE products and provide board assembly functions during periods of peak demand. This flexibility between in-house and third party manufacturing allows Creative to lower its fixed manufacturing costs, thereby reducing per unit cost, while meeting rapid time-to-market demands.

Research And Development

Creative has maintained its research and development department (“R&D Department”) at its Singapore headquarters and in the U.S., U.K. and China. The efforts of the R&D Department have been critical in Creative’s development of its products and resulted in several new products, including the latest Sound Blaster X-Fi product line, Xdock Wireless and Xmod Wireless, which includes X-Fi technology, PDE products, including the Zen and MuVo lines of portable digital audio players and media players, the Live! Cam family of webcams, the new line of headphone products, including the Aurvana line of high quality headphones, and the line of speakers under the Gigaworks, I-Trigue, Inspire, Cambridge SoundWorks and TravelSound brands.

To remain competitive, Creative believes that it will need to continue to invest significant resources in research and development to enhance existing products and to develop new technologies and products. In fiscal years 2007, 2006 and 2005, Creative spent $63.6 million, $77.2 million, and $82.3 million, respectively, on research and development. Some of the technologies and products currently being developed by Creative include next generation audio products that incorporate X-Fi technology, OpenAL, 3D Audio and EAX technologies for gaming, software processing technologies for new PDE products including digital cameras and digital audio players, and a new line of headphone and speaker products. 3Dlabs continues with the design of sophisticated programmable high performance media processors that are among some of the most complex silicon devices in the industry. In developing new products, Creative strives to design technologies, products and processes that provide greater consumer functionality, ease of use, lower cost of production, and better performance. In addition to in-house research and development efforts, Creative continues to license and purchase relevant technologies in the normal course of its business.

Patents and Licenses

Creative holds a number of patents and pending patent applications from the United States and other countries. Creative also licenses patents and other intellectual property from third parties. However, Creative does not believe that it is materially dependent on any single patent or license. While Creative believes that patent protection is important, Creative also believes that other competitive factors, such as technological and manufacturing expertise, product design and ease of use, are as important if not more important to its business.

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

Competition

Creative faces intense competition from a large number of established companies and emerging companies in the personal digital entertainment, PC audio, graphics, communications, headphones and speakers markets and semiconductor markets and expects competition to continue to intensify as these markets evolve. In addition, Creative increasingly faces competition from cell phone companies which have been promoting phones that offer music and other entertainment functions. Furthermore, in the U.S., service providers often discount the price of cell phones when purchased with a calling plan. Many of Creative’s current and potential competitors have substantially greater financial, manufacturing, marketing, distribution and other resources. Some of Creative’s competitors may also have greater name recognition and market presence, longer operating histories, greater market power and product depth, lower cost structures and larger customer bases. Creative’s current competitors include:

•

for Creative’s portable audio and video player products: A-MAX Technology, Apple Computer, Archos Technology, Epson, i-River, Logitech, Memorex, Microsoft, Panasonic, Philips, Thompson, Samsung, SanDisk, Sony, Toshiba and a large number of companies from China and Taiwan that offer private label products;

•

for Creative’s audio products: Sound Blaster boards and chipsets: Analog Devices, ASUS, Diamond, Intel, M-Audio, RAZER, SigmaTel, Terratec, VIA Technologies, C-Media, Realtek, Toshiba and a small number of companies from China and Taiwan that offer private label products;

•	in the speaker market: Altec Lansing, Bose, Cyber Acoustics, Edifier, Harmon Multimedia/JBL, iHome, Klipsch, Logitech/Labtec, Philips, SONY, and a large number of non-branded Chinese manufacturers;

•	in the webcam market: Logitech, Microsoft, Philips, notebooks with integrated webcameras and a large number of private label products from China and Taiwan;

•	in the headphone market: Apple, Bose, Etymotic, Logitech, Perfect Ears, Sennheiser, Sony, Shure and a large number of US and European-based companies as well as private label products from China.

These competitors may be able to adapt more quickly to new technologies and changes in consumer preferences by introducing new products at competitive prices which may result in lost market share for Creative and may force Creative to lower prices on its products which may result in reduced margins for those products. These competitive pressures may also cause Creative’s potential customers to delay or defer their purchasing decisions in anticipation of potential new products, lower prices, or both. Creative may not be able to compete successfully in the future with its existing or potential competitors and intense competition could have a material adverse effect on Creative’s operating results. See Item 3 “Risk Factors”—Creative faces a high level of competition in each of its product markets.

Sources of Supply

Creative procures raw materials, parts and components to be used in the production of its products from various vendors around the world. While there are multiple sources of supply for many categories of parts and components, Creative has limited supply sources for certain components of its most successful products, such as flash memory chips and hard disk drives used in various PDE products. The inability of limited supply sources to provide Creative with sufficient quantities of components has in the past and may in the future affect Creative’s production and/or cost of goods sold. See Item 3 “Risk Factors”—Creative depends upon outside vendors and has limited supply sources for certain components of its most successful products.

Governmental Regulation

Creative is subject to various governmental regulations in countries in which it operates, including regulations relating to business/investment approvals, export regulations including those related to national security considerations, tariffs, antitrust, intellectual property, consumer and business taxation and exchange controls. In addition, Creative is subject to the rules and regulations of the Accounting and Corporate Regulatory Authority and Singapore Exchange Securities Trading Limited in Singapore, and the rules and regulations of the Securities and Exchange Commission in the United States. Creative is also subject to environmental, recycling and occupational health and safety regulations in the jurisdictions in which it operates, particularly those in which it has manufacturing, research, or similar operations.

ORGANIZATIONAL STRUCTURE

The following is a listing of the significant (direct/indirect) subsidiaries of Creative:

Name/Region of Principal Operations	Country of Incorporation	Ownership
United States of America:
Creative Labs, Inc.	U.S.A.	100%

Europe:
Creative Labs Ireland	Ireland	100%

Asia:
Creative Media Kabashiki Kaisha	Japan	70%
Creative Technology Centre Pte Ltd	Singapore	100%
Creative Labs Pty Ltd	Australia	100%
Creative Technology (Qingdao) Co. Ltd	China	100%

Others:
CTI Limited	Bermuda	100%
CTI II Limited	Bermuda	100%
3Dlabs Inc., Ltd and subsidiary companies	Bermuda	100%

PROPERTY, PLANTS AND EQUIPMENT

Creative’s headquarters, research and development, international sales and marketing, and engineering facilities are located in Singapore. Creative has a manufacturing plant in China and subsequent to fiscal year 2007, Creative sold its manufacturing operations in Malaysia and owns a minority interest in it.

The following is a description of Creative’s leased properties as of June 30, 2007:

Location	Description of Property	Area Sq. Ft.	Lease Expiration
Singapore	Land for corporate headquarters building	267,863	2024
Beijing, China	Office	46,807	2008
Shanghai, China	Office	21,170	2007
Hefei, China	Office	22,927	2008
Stillwater, Oklahoma, USA	Office and warehouse	58,720	2010
San Jose, California, USA	Office and warehouse	129,270	2011
Scotts Valley, California, USA	Office, R&D center and warehouse	34,081	2010
Westwood, Massachusetts, USA	Warehouse	60,000	2007

Creative also currently leases an aggregate of approximately 111,000 square feet of office space for smaller sales offices in Australia, Belgium, Denmark, France, Germany, Hong Kong, Italy, Japan, Poland, Portugal, Spain, Sweden, Taiwan, Dubai, Malaysia, the United Kingdom, and the United States. In addition, Creative operates 3 retail stores with an aggregate of approximately 16,000 square feet in Needham and Singapore. Leases for these smaller sales offices are subject to lease agreements expiring between 2007 and 2016.

Creative Technology Centre Pte. Ltd., a subsidiary of Creative, owns the 663,000 square foot corporate headquarters building on leased land in Singapore. This facility is being utilized for offices, research and development and warehousing. In addition, Creative also owns an office building in Milpitas, California that is approximately 56,000 square feet. Creative also has office, production and warehouse facilities of approximately 100,000 square feet in Dublin, Ireland and 288,000 square feet in China. Creative owns approximately 5 acres of land for its facilities in Ireland, approximately 3.5 acres of land for its facilities in U.S. and approximately 58 acres of leasehold land for its facilities in China. Subsequent to fiscal year 2007, Creative sold its manufacturing operations in Malaysia and owns a minority interest in its 1,037,000 square feet office, production and warehouse facilities with approximately 30 acres of leasehold land.

Creative believes that all of its properties are in good condition and suitable for the purposes for which they are used.

ITEM 4A:	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5:	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

GENERAL

Operating and Financial Review and Prospects are based upon Creative’s Consolidated Financial Statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgment about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

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

Assessment of the probability of the outcome of current litigation; and

Accounting for income taxes.

REVENUE RECOGNITION

Revenue from product sales is recognised when the following four criteria are met:

•	Persuasive evidence of an arrangement exists

Persuasive evidence of an arrangement exists when Creative receives a purchase order from the customer and Creative subsequently confirms the order by issuing a sales order to the customer.

•	Title and risk of loss have been transferred and delivery has occurred

Based on the shipping terms specified in the customer’s purchase order or Creative’s sales order to the customer, this criteria is met when a product is delivered to a common carrier, or delivered to the customer’s delivery site or shipped to the customer.

•	The price is fixed or determinable

The price is fixed or determinable when a sales order is issued to the customer.

•	Collection is probable

Creative assesses the credit worthiness of each customer and will only issue a sales order to a customer if it believes that collection from that customer is probable.

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

VALUATION OF GOODWILL AND OTHER INTANGIBLE ASSETS

Creative uses the purchase method of accounting for business combinations, in line with Financial Accounting Standards Board’s (“FASB”) Statement of Financial Accounting Standard (“SFAS”) No. 141 “Business Combinations.” The purchase method of accounting for acquisitions requires extensive use of accounting estimates and judgment to allocate the purchase price paid to the fair value of the net tangible and intangible assets acquired, including in-process technology. The allocation of the purchase price is based on independent appraisals. The amounts and useful lives assigned to intangible assets could impact future amortization. The amount assigned to in-process technology is expensed immediately. If the assumptions and estimates used to allocate the purchase price are not correct, purchase price adjustments or future asset impairment charges could be required.

Creative reviews goodwill and purchased intangible assets for impairment annually and whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets.” Factors that Creative may consider important which could trigger an impairment review include the following:

•	significant under-performance relative to historical or projected future operating results;

•	significant changes in the manner of use of the acquired assets or the strategy for Creative’s overall business;

•	significant negative industry or economic trends;

•	significant decline in Creative’s stock price for a sustained period; and

•	Creative’s market capitalization relative to net book value.

When the existence of one or more of the above factors indicate that the carrying value of goodwill and other intangible assets may be impaired, Creative measures the amount of impairment based on a combination of market comparable method and projected discounted cash flow method using a discount rate determined by the management to commensurate with the risk inherent in Creative’s current business model. Additionally, in response to changes in the PC peripherals and consumer electronics industries and changes in global or regional economic conditions, Creative may strategically realign its resources and consider restructuring, disposing or otherwise exiting businesses, which could result in an impairment of property, plant and equipment, identifiable intangibles or goodwill.

ASSESSMENT OF THE PROBABILITY OF THE OUTCOME OF CURRENT LITIGATION

Creative records accruals for loss contingencies when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated.

ACCOUNTING FOR INCOME TAXES

In preparing its financial statements, Creative estimates its income taxes for each of the jurisdictions in which it operates. This involves estimating the actual current tax exposure and assessing temporary differences resulting from differing treatment of items, such as reserves and accruals for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within Creative’s consolidated balance sheet. Significant management judgment is required in determining the provision for income taxes, deferred tax assets and liabilities and future taxable income for purposes of assessing the ability to realize any future benefit from its deferred tax assets. Creative provides for a valuation allowance with regard to its deferred tax assets as management believes that a substantial uncertainty exists regarding the realizability of these assets.

RESULTS OF OPERATIONS

The following table sets forth, for the periods indicated, selected statement of operations data as a percentage of sales:

	Years ended June 30
	2007	2006	2005
Sales, net	100%	100%	100%
Cost of goods sold	81	85	78

Gross profit	19	15	22

Operating expenses:
Selling, general and administrative	19	18	16
Research and development	7	7	7
Impairment of goodwill and other intangible assets	—	3	5
Other charges	—	—	—

Operating loss	(7)	(13)	(6)

(Loss) gain from investments, net	—	2	6
Interest income	1	1	—
Interest expense	(1)	(1)	—
Others	13	—	—

Income (loss) before income taxes and minority interest	6	(11)	—

Income tax (expense) benefit	(3)	1	—
Minority interest in loss	—	—	—

Net income (loss)	3%	(10)%	—%

The following table sets forth Creative’s net sales, by product category expressed as a percentage of sales for the past three fiscal years:

	Percentage of Net Sales for fiscal years ended June 30
	2007	2006	2005
Personal Digital Entertainment	63%	65%	63%
Audio	13%	13%	14%
Speakers	16%	13%	14%
All Other Products	8%	9%	9%

YEAR ENDED JUNE 30, 2007 COMPARED TO YEAR ENDED JUNE 30, 2006

Net sales

Net sales for the year ended June 30, 2007 decreased by 19% compared to the year ended June 30, 2006 mainly due to lower sales of personal digital entertainment (“PDE”) and audio products. Sales of PDE products, which include digital audio players and digital cameras, decreased by 21% compared to fiscal year 2006 and represented 63% of sales in fiscal year 2007 compared to 65% of sales in fiscal year 2006. The decrease in sales of PDE products was primarily attributable to lower average selling prices of digital audio players resulting from product mix and management’s decision to streamline the company’s lineup of digital audio players to focus on strategic and more profitable products. Sales of audio products, which consist of Sound Blaster audio cards and chipsets, decreased by 22% compared to fiscal year 2006 and represented 13% of sales in fiscal years 2007 and 2006. The decrease in audio product sales was mainly due to a decrease in sales of low-end audio sound cards. Sales of speakers decreased by 6% in fiscal year 2007 compared to fiscal year 2006 and represented 16% of sales in fiscal year 2007 compared to 13% in fiscal year 2006. Sales from all other products, which include graphics products, communication products, accessories and other miscellaneous items, decreased by 20% compared to fiscal year 2006 and represented 8% of sales in fiscal year 2007 and 9% in fiscal year 2006. The decrease was primarily attributable to decreases in sales of graphics and other miscellaneous products.

Gross profit

Gross profit in fiscal year 2007 was 19% of sales compared to 15% in fiscal year 2006. Gross profit at 19% in fiscal year 2007 was consistent with the mix of products sold during the fiscal year with a higher percentage of sales coming from digital audio players which generally have lower gross profit margins due to competitive pricing on the digital audio players. The lower gross profit margin in fiscal year 2006 was primarily attributable to a substantial write-down of flash memory inventory amounting to $19.0 million in the third quarter of fiscal year 2006 due to a drop in flash memory prices. The drop in flash memory prices caused market uncertainty that resulted in lower sales and selling prices of digital audio players, negatively impacting the gross profit margin of fiscal year 2006.

Operating expenses

In line with the decrease in sales and management’s efforts to reduce operating costs, selling, general and administrative (“SG&A”) expenses in fiscal year 2007 decreased by 10% compared to fiscal year 2006. As a percentage of sales, SG&A expenses were 19% of sales compared to 18% of sales in fiscal year 2006.

Research and development (“R&D”) expenses decreased by 18% compared to fiscal year 2006. The decrease was in line with the management’s costs cutting efforts and a reduced R&D spending by Creative’s wholly-owned subsidiary, 3Dlabs, due to a change in its business strategy to focus on the portable handheld device market instead of the professional workstation graphics business. As a percentage of sales, R&D expenses were 7% of sales in fiscal years 2007 and 2006.

In fiscal year 2006, there was a change in the business strategy of 3Dlabs to refocus on the portable handheld device market instead of the professional workstation graphics business. As a result, the fair value of 3Dlabs could no longer support the carrying value of the goodwill and other intangible assets associated with the acquisition of 3Dlabs in May 2002. Accordingly, Creative recorded a $31.5 million impairment of goodwill and other intangible assets in fiscal year 2006. See Note 3 of “Notes to Consolidated Financial Statements.”

Other charges of $5.9 million for fiscal year 2006 comprised mainly restructuring charges incurred by 3Dlabs due to the change in business strategy. The restructuring charges comprised mainly employee severance costs and fixed assets impairment write-downs. See Note 12 of “Notes to Consolidated Financial Statements.”

Net investment (loss) gain

Net loss of $1.9 million in fiscal year 2007 was mainly due to $2.0 million write-downs of investments. Net investment gain of $18.9 million in fiscal year 2006 included a $20.9 million net gain from sales of investments offset by $2.0 million in write-downs of investments.

As part of its long-term business strategy, from time to time, Creative makes strategic equity investments in companies that can provide Creative with technologies or products that management believes will give Creative a competitive advantage in the markets in which Creative competes.

Net interest

Net interest for fiscal years 2007 and 2006 was an expense of $0.3 million and $3.2 million respectively. The lower net interest expense for fiscal year 2007 was due to higher interest income from the higher average cash balance in fiscal year 2007 compared to fiscal year 2006 which helped to offset the bulk of the interest expense in fiscal year 2007.

Others

Other income was $114.6 million in fiscal year 2007 compared to $3.6 million in fiscal year 2006. Other income of $114.6 million in fiscal year 2007 included a $100.0 million paid-up license by Apple Inc. for use of the Creative ZEN Patent in its products and a $12.1 million exchange gain. Other income of $3.6 million in fiscal year 2006 comprised mainly of $1.4 million in dividends received from investments and $2.0 million in sundry income, the bulk of which pertained to a write-back of unclaimed invoices.

Income tax (expense) benefit

Income tax expense of $23.9 million in fiscal year 2007 was mainly due to $18.0 million withholding tax paid on the license fees received from Apple and the changes in the mix of taxable income arising from various geographical regions. Income taxes of foreign subsidiaries are based on the corporate income tax rates of the country in which the subsidiary is located. Net operating profits from some subsidiaries are not offsetable with net operating losses sustained by subsidiaries from a different tax jurisdiction. In Singapore, Creative was granted a Pioneer Certificate under the International Headquarters Award that will expire in March 2010. Profits arising from qualifying activities under the Pioneer Certificate will be exempted from income tax, subject to certain conditions. The Singapore corporate income tax rate of 18% is applicable to profits excluded from the Pioneer Certificate.

In fiscal year 2006, tax write-back includes a $10.0 million reversal of income taxes. The reversal was related to corporate taxes provided for in full for profits arising from qualifying activities from the commencement date of the Pioneer Certificate until the second quarter of fiscal year 2004, based on the standard tax rates of 24.5% for fiscal year 2001, 22% for fiscal years 2002 and 2003, and 20% for fiscal year 2004.

YEAR ENDED JUNE 30, 2006 COMPARED TO YEAR ENDED JUNE 30, 2005

Net sales

Net sales for the year ended June 30, 2006 decreased by 8% compared to the year ended June 30, 2005. Sales of PDE products, which include digital audio players and digital cameras, decreased by 5% compared to fiscal year 2005 and represented 65% of sales in fiscal year 2006 compared to 63% of sales in fiscal year 2005. During the first six months of fiscal year 2006, sales of PDE products increased by 34% compared to the same period in the prior fiscal year, but sales of such products slowed significantly in the second half of the fiscal year. The slowdown in sales of PDE products in the second half of fiscal year 2006 was mainly due to a drop in flash memory prices during that period, which created uncertainty and price instability in the retail market for flash- based digital audio players and contributed to a slowdown in worldwide sales of digital audio players, and

Creative’s decision to streamline its lineup of digital audio players to focus on strategic and more profitable products. Sales of audio products, which consist of Sound Blaster audio cards and chipsets, decreased by 12% compared to fiscal year 2005 and represented 13% of sales in fiscal year 2006 compared to 14% in fiscal year 2005. The decrease in audio product sales was mainly due to a decrease in sales of low-end audio sound cards. Sales of speakers decreased by 12% in fiscal year 2006 compared to fiscal year 2005 and represented 13% of sales in fiscal year 2006 compared to 14% in fiscal year 2005. The decrease was primarily attributable to lower sales of non-multimedia speakers. Sales from all other products, which include graphics products, communication products, accessories and other miscellaneous items, decreased by 16% compared to fiscal year 2005 and represented 9% of sales in fiscal years 2006 and 2005. The decrease was primarily attributable to decreases in sales of graphics and communication products.

Gross profit

Gross profit in fiscal year 2006 was 15% of sales compared to 22% in fiscal year 2005. The decrease in gross profit was primarily attributable to a substantial write-down of flash memory inventory amounting to $19.0 million in the third quarter of fiscal year 2006 due to a drop in the flash memory prices. The drop in flash memory prices caused market uncertainty that resulted in lower sales and reductions in the selling prices of digital audio players, which negatively impacted gross profit.

Operating expenses

SG&A expenses in fiscal year 2006 decreased marginally by 1% compared to fiscal year 2005. As a percentage of sales, SG&A expenses were 18% of sales compared to 16% of sales in fiscal year 2005.

R&D expenses decreased by 6% compared to fiscal year 2005. As a percentage of sales, R&D expenses were 7% of sales in fiscal years 2006 and 2005.

In fiscal year 2006, there was a change in the business strategy of 3Dlabs to refocus on the portable handheld device market instead of the professional workstation graphics business. As a result, the fair value of 3Dlabs could no longer support the carrying value of the goodwill and other intangible assets associated with the acquisition of 3Dlabs in May 2002. Accordingly, Creative recorded a $31.5 million impairment of goodwill and other intangible assets in fiscal year 2006. See Note 3 of “Notes to Consolidated Financial Statements.”

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

Other charges of $5.9 million for fiscal year 2006 comprised mainly restructuring charges incurred by 3Dlabs due to the change in business strategy. The restructuring charge comprised mainly employee severance costs and fixed assets impairment write-downs. See Note 12 of “Notes to Consolidated Financial Statements.”

Net investment (loss) gain

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

Others

Other income was $3.6 million in fiscal year 2006 compared to an expense of $4.3 million in fiscal year 2005. Other income of $3.6 million in fiscal year 2006 comprised mainly of $1.4 million in dividends received from investments and $2.0 million in sundry income, the bulk of which pertained to a write-back of unclaimed invoices. Other expenses in fiscal year 2005 included an exchange loss of $4.2 million and Creative’s share of equity-method investees’ losses of $1.6 million, offset partially by $1.2 million in dividends received from investments.

Income tax (expense) benefit

Income taxes of foreign subsidiaries are based on the corporate income tax rates of the country in which the subsidiary is located. Net operating profits from some subsidiaries are not offsetable with the net operating losses sustained by subsidiaries from a different tax jurisdiction. In Singapore, Creative was granted a Pioneer Certificate under the International Headquarters Award that will expire in March 2010. Profits arising from qualifying activities under the Pioneer Certificate will be exempted from income tax, subject to certain conditions. The Singapore corporate income tax rate of 20% is applicable to the profits excluded from the Pioneer Certificate.

In fiscal year 2006, tax write-back included a $10.0 million reversal of income taxes. The reversal was related to corporate taxes provided for in full for profits arising from qualifying activities from the commencement date of the Pioneer Certificate until the second quarter of fiscal year 2004, based on the standard tax rates of 24.5% for fiscal year 2001, 22% for fiscal years 2002 and 2003, and 20% for fiscal year 2004.

QUARTERLY RESULTS

The following is a summary of Creative’s unaudited quarterly results for the eight quarters ended June 30, 2007, together with the percentage of sales represented by such results. Consistent with the PC peripherals and digital entertainment markets, demand for Creative’s products is generally stronger in the quarter ended December 31, compared to any other quarter of the fiscal year due to consumer buying patterns. In management’s opinion, the results detailed below have been prepared on a basis consistent with the audited financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information for the periods presented when read in conjunction with the financial statements and notes thereto contained elsewhere herein. Creative’s business is seasonal in nature and the quarterly results are not necessarily indicative of the results to be achieved in future quarters.

	Unaudited data for quarters ended (in US$’000 except per share data)
	Jun 30 2007	Mar 31 2007	Dec 31 2006	Sep 30 2006	Jun 30 2006	Mar 31 2006	Dec 31 2005	Sep 30 2005
Sales, net	$165,210	$183,828	$324,356	$241,512	$230,875	$225,657	$390,826	$280,173
Cost of goods sold	132,040	145,845	253,706	205,612	198,371	235,799	305,440	223,607

Gross profit (loss)	33,170	37,983	70,650	35,900	32,504	(10,142)	85,386	56,566
Operating expenses:
Selling, general and administrative	36,466	44,521	52,366	41,827	42,753	51,959	55,220	45,265
Research and development	14,790	18,035	14,958	15,863	15,682	18,843	22,734	19,927
Impairment of goodwill and other intangible assets	—	—	—	—	—	31,478	—	—
Other charges	—	—	—	—	—	5,873	—	—

Operating (loss) income	(18,086)	(24,573)	3,326	(21,790)	(25,931)	(118,295)	7,432	(8,626)
(Loss) gain from investments, net	(112)	(1,276)	225	(717)	(34)	2,030	6,880	10,028
Interest income	2,652	3,085	2,270	1,909	2,000	1,847	1,399	995
Interest expense	(1,698)	(2,798)	(2,885)	(2,864)	(2,701)	(2,449)	(2,244)	(2,017)
Others	2,819	2,976	106,994	1,833	6,072	2,488	(5,140)	152

(Loss) income before income taxes and minority interest	(14,425)	(22,586)	109,930	(21,629)	(20,594)	(114,379)	8,327	532
Income tax (expense) benefit	(4,889)	(529)	(18,118)	(382)	7,632	(229)	(115)	(138)
Minority interest in loss (income)	2	(498)	310	1,003	230	279	(1)	297

Net (loss) income	$(19,312)	$(23,613)	$92,122	$(21,008)	$(12,732)	$(114,329)	$8,211	$691

Basic (loss) earnings per share	$(0.23)	$(0.28)	$1.10	$(0.25)	$(0.15)	$(1.38)	$0.10	$0.01

Weighted average ordinary shares outstanding (‘000)	83,608	83,484	83,394	83,322	83,179	82,895	82,740	83,556

Diluted (loss) earnings per share	$(0.23)	$(0.28)	$1.10	$(0.25)	$(0.15)	$(1.38)	$0.10	$0.01

Weighted average ordinary shares and equivalents outstanding (‘000)	83,608	83,484	83,992	83,322	83,179	82,895	83,532	84,690

	Unaudited data for quarters ended (as a percentage of sales)
	Jun 30 2007	Mar 31 2007	Dec 31 2006	Sep 30 2006	Jun 30 2006	Mar 31 2006	Dec 31 2005	Sep 30 2005
Sales, net	100%	100%	100%	100%	100%	100%	100%	100%
Cost of goods sold	80	79	78	85	86	105	78	80

Gross profit (loss)	20	21	22	15	14	(5)	22	20
Operating Expenses:
Selling, general and administrative	22	24	16	17	18	23	14	16
Research and development	9	10	5	7	7	8	6	7
Impairment of goodwill and other intangible assets	—	—	—	—	—	14	—	—
Other charges	—	—	—	—	—	3	—	—

Operating (loss) income	(11)	(13)	1	(9)	(11)	(53)	2	(3)
(Loss) gain from investments, net	—	(1)	—	(1)	—	1	2	4
Interest income	1	2	1	1	1	1	—	—
Interest expense	(1)	(2)	(1)	(1)	(1)	(1)	(1)	(1)
Others	2	2	33	1	2	1	(1)	—

(Loss) income before income taxes and minority interest	(9)	(12)	34	(9)	(9)	(51)	2	—
Income tax (expense) benefit	(3)	(1)	(6)	—	3	—	—	—
Minority interest in loss (income)	—	—	—	—	—	—	—	—

Net (loss) income	(12)%	(13)%	28%	(9)%	(6)%	(51)%	2%	—%

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents at June 30, 2007 were $250.5 million compared to the balance of $214.0 million at June 30, 2006.

Operating Activities

Net cash provided by operating activities during fiscal year 2007 was $132.2 million compared with $48.9 million in fiscal year 2006. The cash provided by operating activities of $132.2 million was mainly contributed by gross license fees of $100.0 million received from Apple Inc., less tax of $18.0 million, a $35.2 million net decrease in accounts receivable and other assets and prepaid expenses, a $100.0 million net decrease in inventory and a $12.4 million adjustment for non-cash items. The decrease in inventory was in line with management’s intention to maintain a lower inventory balance. Cash provided by operating activities was offset partially by a $45.9 million net decrease in accounts payable and accrued and other liabilities. The $12.4 million in adjustments to non-cash items was mainly pertaining to $18.5 million of depreciation and amortization charges.

Net cash provided by operating activities during fiscal year 2006 was $48.9 million compared with $204.4 million used in fiscal year 2005. The cash provided by operating activities of $48.9 million was mainly due to a $21.6 million net decrease in accounts receivable and other assets and prepaid expenses, a $161.0 million net decrease in inventory and a $35.8 million adjustment for non-cash items. The decrease in inventory was in line with management’s intention to maintain a lower inventory balance. Cash provided by operating activities was offset partially by a $49.6 million net decrease in accounts payable and accrued and other liabilities. The $35.8 million in adjustments to non-cash items comprised mainly $25.0 million of depreciation and amortization, $31.5 million in impairment of goodwill and intangible assets, offset partially by a $20.9 million in net gains from the disposal of investments.

Investing Activities

Net cash used in investing activities during fiscal year 2007 was $2.8 million compared to cash provided of $10.7 million in fiscal year 2006. The $2.8 million cash used in fiscal year 2007 was primarily for capital expenditures amounting to $6.0 million offset partially by proceeds from sales of fixed assets $4.3 million.

Net cash provided by investing activities during fiscal year 2006 was $10.7 million compared with $43.7 million in fiscal year 2005. The $10.7 million cash provided in fiscal year 2006 primarily comprised sales proceeds of investments amounting to $29.2 million, offset partially by net capital expenditures of $13.3 million and a $4.0 million increase in other non-current assets pertaining to additional investments in equity-method investee companies.

Financing Activities

Net cash used in financing activities during fiscal year 2007 was $99.5 million compared with $35.0 million in fiscal year 2006. Cash used in financing activities of $99.5 million primarily consisted of a $20.9 million dividend payment (see Note 8 of “Notes to Consolidated Financial Statements”) and $78.9 million in repayments of debt obligations.

Net cash used in financing activities during fiscal year 2006 was $35.0 million compared with $142.2 million provided by financing activities in fiscal year 2005. Cash used in financing activities of $35.0 million primarily consisted of a $20.7 million dividend payment (see Note 8 of “Notes to Consolidated Financial Statements”), $8.1 million in open market repurchases of Creative’s ordinary shares, $3.8 million in repayments of debt obligations and $3.7 million in repayments of capital leases, offset partially by proceeds from the exercise of ordinary share options amounting to $2.9 million.

Current and Expected Liquidity

As of June 30, 2007, in addition to its cash reserves and excluding long term loans, Creative has credit facilities totaling $91.3 million for overdrafts, guarantees, letters of credit and fixed short-term loans, of which approximately $89.3 million were unutilized.

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

Debt Obligations

In November 2004, Creative entered into a five-year $175.0 million syndicated term loan facility with a group of international banks. The proceeds from this facility were used primarily to fund the growth in working capital requirements arising from the growth in the company’s revenue. The facility is unsecured and bears interest at LIBOR plus a margin of 0.45% for the first three years and LIBOR plus a margin of 0.95% for the remaining two years. The loan facility contains certain financial covenants, including requirements for Creative to maintain certain ratios for its working capital, but does not restrict Creative’s ability to borrow nor distribute earnings. The entire loan facility of $175.0 million was drawn down in fiscal year 2005 and Creative repaid $75.0 million in fiscal year 2007. The weighted average effective interest rate at the balance sheet date was 5.825%.

On November 21, 2002, Creative Technology Centre Pte Ltd (“CTC”), a Singapore subsidiary of Creative, entered into a nine-year term loan facility for up to S$54.0 million ($35.3 million) with a bank. The loan is repayable in thirty-six quarterly installments of S$1.5 million ($1.0 million). The repayment commenced on March 31, 2003. The interest on the outstanding loan balance is based on the bank’s floating rate plus a margin of 1.5%. The loan is secured by a first mortgage on Creative’s headquarter building in Singapore and by way of a fixed and floating charge over all assets of CTC. At June 30, 2007, S$27.0 million ($17.6 million) was outstanding. The weighted average effective interest rate at the balance sheet date was 4.261%.

Creative has various other credit facilities relating to overdrafts, letters of credit, bank guarantees and short term loans with several banks totaling approximately $91.3 million at June 30, 2007. Within these credit facilities, sub-limits have been set on how Creative may utilize the overall credit facilities. At June 30, 2007, $2.0 million in bank guarantees was drawn under these facilities. Facilities under letters of credit, bank guarantees, overdrafts and short-term loans bear interest at approximately the banks’ prime rates.

Foreign Currency

The functional currency of Creative and its subsidiaries is predominantly the US dollar and accordingly, gains and losses resulting from the translation of monetary assets and liabilities denominated in currencies other than the US dollar are reflected in the determination of net income (loss). From time to time, Creative enters into forward exchange contracts to reduce its exposure to foreign exchange translation gains and losses. Forward exchange contracts are marked to market each period and the resulting gains and losses are included in the determination of net income or loss. No forward exchange contracts were outstanding at June 30, 2007. Included in other income (expenses) are exchange gains of $12.1 million and $0.7 million in fiscal years 2007 and 2006, and exchange losses of $4.2 million in fiscal year 2005.

RESEARCH AND DEVELOPMENT

For a discussion on Creative’s research and development activities, please see Item 4 “Business Overview.”

TREND INFORMATION

For a discussion of significant trends on the financial condition and results of operation, please refer to Item 5 “Results of Operations” and “Liquidity and Capital Resources.”

OFF-BALANCE SHEET ARRANGEMENTS

Creative was not a party to any off-balance sheet arrangement in fiscal year 2007 and is not currently a party to any off balance sheet arrangement.

CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

The following table presents the contractual obligations and commercial commitments of Creative as of June 30, 2007:

	Payments Due by Period (US$’000)
Contractual Obligations	Total	Less than 1 year	1 to 3 years	4 to 5 years	After 5 years
Long Term Debt	$117,628	$3,917	$107,835	$5,876	$—
Capital Lease Obligations	38	17	21	—	—
Operating Leases	32,850	6,560	8,880	5,210	12,200
Unconditional Purchase Obligations	38,042	38,042	—	—	—
Other Obligations	—	—	—	—	—

Total Contractual Cash Obligations	$188,558	$48,536	$116,736	$11,086	$12,200

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

As of June 30, 2007, Creative has utilized approximately $2.0 million under guarantees and letters of credit.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

Please refer to Note 1 of “Notes to Consolidated Financial Statements” for the discussion of recently issued accounting pronouncements.

ITEM 6:	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS	AND SENIOR MANAGEMENT

Creative’s Directors and Executive Officers as of August 31, 2007 were as follows:

Name	Age	Position	Year First Appointed	Year Current Term Expires
Sim Wong Hoo (1)(2)	52	Chairman of the Board and Chief Executive Officer	1981	—
Tan Lip-Bu (1)(2)	47	Director	1990	2008
Tang Chun Choy (3)	59	Director	1990	2007
Lee Kheng Nam (1)(2)(3)	59	Director	1991	2009
Ng Kai Wa (3)	51	Director	2005	2008
Ng Keh Long	48	Chief Financial Officer	—	—

(1)	Member of Compensation Committee
(2)	Member of Option Committee for each of Creative Technology (1999) Share Option Scheme (as defined in Item 6 below).
(3)	Member of Audit Committee

SIM WONG HOO founded Creative in Singapore in 1981 and has been its Chairman of the Board and Chief Executive Officer since its inception.

TAN LIP-BU became a Director of Creative in 1990. He is the Founder and Chairman of Walden International, a leading international venture capital firm that manages over US$1.8 billion in committed capital. Mr. Tan has been active in the venture capital business in the United States since the 1980’s and has been a lead investor and/or a board member in more than 50 companies, mostly in telecommunications, semiconductor/components and enterprise software related industries. Listed companies of which he is a director include Cadence Design Systems, Creative Technology, Flextronics, Semiconductor Manufacturing International Corporation (“SMIC”) and SINA. Mr. Tan is also a board member of the National Venture Capital Association (“NVCA”), a member of the Committee of 100 in the United States, and a member of the Visiting Committee for the Department of Electrical Engineering and Computer Science at the Massachusetts Institute of Technology.

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

LEE KHENG NAM became a Director of Creative in 1991. He is currently the Chairman of Advantec Pte Ltd, an investment holding company. From March 1995 to February 2004, Mr Lee was the President of Vertex Management Pte Ltd and executive director of Vertex Venture Holdings Ltd (“VVH”), which were wholly-owned subsidiaries of Singapore Technologies Pte Ltd (“ST”) engaged in the venture capital direct investment and fund management business. Mr Lee is currently a non-executive director of Vertex Management (II) Pte Ltd. Mr. Lee is also a Director of three listed companies—Creative Technology Ltd, China Finance Online Co Ltd and United Test and Assembly Centre Ltd (“UTAC”). Mr. Lee formerly served on the board of Centillium Communications Inc, Chartered Semiconductor Manufacturing Ltd, GRIC Communications Inc., ActivCard Corp and Gemplus International S.A. Prior to joining Singapore Technologies Group, Mr. Lee was with NatSteel group as the Manager of the Project Development Department and the Ministry of National Development where he was Deputy Director of Planning. Mr. Lee holds a Bachelor of Science degree in Mechanical Engineering Degree (First Class Honours) from Queen’s University, Canada and a Master of Science degree in Operations Research & Systems Analysis from the U.S. Naval Postgraduate School.

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

Creative has proposed to pay each of its four non-executive Directors S$60,000 (US$39,000) for fees and reimbursement of any expenses incurred in connection with attendance at Board, Board committee or general meetings of the company.

Creative’s Articles of Association provide that all Directors except Executive Directors are to retire at least once every three years by rotation if they are appointed by the company at the general meeting. The same Articles of Association also provide that a Director appointed by the Board of Directors will retire at the next general meeting of shareholders.

COMPENSATION

The following table sets forth the aggregate base salary, fees and bonuses paid, or proposed by Creative, for services rendered by all executive officers and directors for fiscal year 2007 (in US$’000):

Number of Persons in Group	Base Salary/Fees	Bonuses
All executive officers as a group (2 persons)	$451	$138
All executive officers and directors as a group (6 persons)	$608	$138

BOARD COMMITTEES

Audit Committee

The Audit Committee of the Board of Directors was formed in 1992. The members of the Audit Committee, all of whom are non-executive directors, are as follows:

Lee Kheng Nam (Chairman)

Tang Chun Choy

Ng Kai Wa

In performing its functions, the Committee reviews the audit plan and the overall scope of work of the external auditors. During fiscal year 2007, the Audit Committee met with the company’s auditors to discuss the results of the company’s examination and its evaluation of the system of internal accounting controls of Creative and its subsidiaries. The Audit Committee also reviewed the unconsolidated balance sheet of Creative and the consolidated financial statements of the Group as well as the auditors’ report thereon.

The Board of Directors has determined that each member of the Audit Committee has sufficient knowledge in financial and auditing matters to serve on the Audit Committee and that each member of the Audit Committee meets the independence requirements of the NASDAQ Global Market listing standards and any applicable rules and regulations of the SEC. In addition, the Board has determined that Mr. Lee Kheng Nam and Mr. Tang Chun Choy are audit committee financial experts as defined by the applicable rules and regulations of the SEC.

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

EMPLOYEES

Creative had approximately 5,800 full-time employees as of June 30, 2007 compared to approximately 6,600 full-time employees as of June 30, 2006. The geographical distribution of these employees was 81% in Asia, 11% in the Americas and 8% in Europe, while the functional distribution was 56% in manufacturing, 14% in selling, marketing and customer support, 20% in research and development, and 10% in administrative and other. Creative believes that its future success will largely depend upon its ability to continue to attract, retain, train and motivate highly skilled and dedicated employees. None of Creative’s employees is represented by a labor union and Creative has not experienced any work stoppages in the past. Creative believes that its employee relations are good.

SHARE OWNERSHIP

The following table sets forth certain information regarding the beneficial ownership of Creative’s ordinary shares by executive officers and directors as of August 31, 2007.

	Ordinary Shares Beneficially Owned
Name	Number (1)	Percent Of Total Outstanding Shares (2)
Sim Wong Hoo	23,984,602	28.7%
Tan Lip-Bu	121,667	*
Tang Chun Choy	56,667	*
Lee Kheng Nam	46,667	*
Ng Kai Wa	2,398,672	2.9%
All officers and directors as a group	28,196,650	33.7%

Note: * means less than 1%

(1)	Except as otherwise noted, each person or entity named in the table has sole voting and investment power with respect to all ordinary shares listed as owned by such person or entity. Shares beneficially owned include shares that may be acquired pursuant to the exercise of fully-vested options or warrants issued by Creative that are exercisable within 60 days of August 31, 2007.
(2)	Percentage of Total Outstanding Shares is calculated separately for each person and assumes, for the purpose of the calculation, that shares issuable upon exercise of options or warrants exercisable within 60 days of August 31, 2007 held by such person (but no other shareholders) have been issued as of such date.

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

Effective July 1, 2005, Creative adopted the provisions of SFAS No. 123(R), “Share-Based Payment”. SFAS No. 123(R) establishes accounting for share-based awards exchanged for employee services. Accordingly, share-based compensation cost is measured on the date of grant, based on the fair value of the award, and is recognized as expense over the employee’s requisite service period. Creative previously applied Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees”, and related Interpretations, and provided the required pro forma disclosures of SFAS No. 123, “Accounting for Stock-Based Compensation”.

Prior to the adoption of SFAS No. 123(R), Creative provided the disclosures required under SFAS No. 123, “Accounting for Stock-Based Compensation”, as amended by SFAS No. 148, “Accounting for Stock-Based Compensation, Transition and Disclosures”.

Creative elected to adopt the modified-prospective application method as provided by SFAS No. 123(R). Accordingly, during the fiscal year ended June 30, 2007, Creative recorded share-based compensation cost of $1.7 million in the financial statements, totaling the amount that would have been recognized had the fair value method been applied since the effective date of SFAS No. 123. Previously disclosed amounts have not been restated in the financial statements.

In connection with the adoption of SFAS No. 123(R), Creative also made a one-time adjustment in the quarter ended September 30, 2005 to reverse the unamortized share compensation balance of $0.4 million against the additional paid-in capital account.

During the fiscal year ended June 30, 2006, Creative granted 3.12 million stock options under the 1999 Scheme with a total grant date fair value of $5.1 million. The weighted average grant date fair value of options granted was $1.63 per share. There were no options granted under the 1999 Scheme in the fiscal year ended June 30, 2007.

In fiscal year 2005, no options were granted under the 1999 Scheme.

ITEM 7:	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

The following table sets forth certain information regarding the ownership of Creative’s ordinary shares by each person who is known by Creative to own beneficially more than 5% of its outstanding ordinary shares as of August 31, 2007. The voting rights of shares held by major shareholders are the same as the voting rights of shares held by all other shareholders. The company does not believe it is directly or indirectly owned or controlled by any corporation or by any foreign government. The company is unaware of any arrangement that might result in a change in its control.

	Shares Beneficially Owned
	Number of Shares (1)	Percentage of Total Outstanding Shares (2)
Sim Wong Hoo	23,984,602	28.7%

(1)	Except as otherwise noted, each person or entity named in the table has sole voting and investment power with respect to all ordinary shares listed as owned by such person or entity. Shares beneficially owned include shares that may be acquired pursuant to the exercise of fully vested options or warrants issued by Creative that are exercisable within 60 days of August 31, 2007.
(2)	Percentage of Total Outstanding Shares is calculated separately for each person and assumes, for the purpose of the calculation, that shares issuable upon exercise of options or warrants exercisable within 60 days of August 31, 2007 held by such person (but no other shareholders) have been issued as of such date.

Mr. Sim Wong Hoo, one of Creative’s founders and its current Chief Executive Officer is the company’s largest shareholder. Accordingly, Mr. Sim may be able to influence the election of Creative’s directors, to determine the outcome of most corporate actions requiring shareholder approval and to control the management and affairs of Creative.

As of August 31, 2007, there were approximately 15,008 shareholders of record of the ordinary shares, of which approximately 234 were registered in the US, and approximately 14,774 in Singapore. Because many of the US shares are held by brokers and other institutions on behalf of shareholders, Creative is unable to estimate the total number of shareholders represented by these US record holders.

RELATED PARTY TRANSACTIONS

In January 2003, a corporation controlled by a director, Ng Kai Wa, entered into a rental agreement with a subsidiary of Creative, which was prior to Ng Kai Wa’s appointment as a director of Creative in June 2005. The rental agreement expired during fiscal year 2006 and the corporation has moved out of Creative’s premises in April 2006. Creative received $150,000 in rent payments in fiscal year 2006 under the rental agreement.

ITEM 8:	FINANCIAL INFORMATION

The following financial statements of the company and the auditors’ report appear under Item 19 “EXHIBITS” on pages F-1 through F-24 and S-1 through S-2.

•	Report of Independent Registered Public Accounting Firm.

•	Consolidated Balance Sheets at June 30, 2007 and 2006.

•	Consolidated Statements of Operations for the years ended June 30, 2007, 2006 and 2005.

•	Consolidated Statements of Cash Flows for the years ended June 30, 2007, 2006 and 2005.

•	Consolidated Statements of Stockholders’ Equity for the years ended June 30, 2007, 2006 and 2005.

•	Notes to Consolidated Financial Statements.

•	Report of Independent Registered Public Accounting Firm on Financial Statement Schedule.

•	Schedule II—Allowance for Doubtful Accounts and Sales Returns.

LEGAL PROCEEDINGS

During the course of its ordinary business operations, Creative and its subsidiaries are involved from time to time in a variety of intellectual property and other disputes, including claims against Creative alleging copyright infringement, patent infringement, contract claims, employment claims and business torts. One such dispute is ongoing with representative purchasers of MP3 players (an action alleging false advertising and unfair competition in connection with reported storage capacity). Another such dispute is pending with representative purchasers of the Zen Vision:M (an action alleging false advertising and warranty claims regarding the quality of the players’ color screen). In addition, a lawsuit has been filed against Creative by F&G Research alleging patent infringement in connection with Creative’s scrolling mice products. Creative also from time to time receives licensing inquiries and/or threats of potential future patent claims from a variety of entities. Creative believes it has valid defenses to the various claims asserted against it, and intends to defend the actions vigorously. However, should any of these claimants prevail in their suits or claims, Creative does not expect there to be any consequent material adverse effect on its financial position or results of operations.

DIVIDENDS

Creative in a general meeting may by ordinary resolution declare dividends recommended by the Board of Directors. The directors may declare an interim dividend. No dividend may be paid except out of profits which are available for distribution under the provisions of Singapore law. Profits applied by the company to purchase its own shares cannot be paid as dividend to the shareholders. Similarly, the company’s gains from the sale of treasury shares cannot be used for the distribution of dividends.

SIGNIFICANT CHANGES

No significant change has occurred since the date of the company’s annual financial statements.

ITEM 9:	THE OFFER AND LISTING

STOCK MARKET INFORMATION

Creative’s ordinary shares were traded on the NASDAQ Global Market (“NASDAQ”) between August 3, 1992, and August 31, 2007 under the symbol “CREAF.” Creative’s ordinary shares have been traded on the Singapore Exchange (“SGX-ST”) since June 15, 1994. In June 2007, Creative announced its intention to voluntarily delist its ordinary shares from NASDAQ with August 1, 2007 as the last day of trading on NASDAQ. In July 2007, Creative extended the date of the voluntary delisting with August 31, 2007 as the last day of trading on NASDAQ. After August 31, 2007, the company’s current primary listing on the SGX-ST is Creative’s sole exchange listing. The delisting from NASDAQ did not affect the status of Creative’s shares on the SGX-ST.

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

	NASDAQ (Price in US$/Share)		SGX-ST (Price in Singapore $/Share)
	High	Low	High	Low
Annual High and Low
Fiscal 2003	10.50	5.65	18.90	10.10
Fiscal 2004	12.59	7.73	20.40	13.80
Fiscal 2005	16.89	6.46	27.20	11.00
Fiscal 2006	8.95	4.72	14.40	7.75
Fiscal 2007	7.31	4.78	11.40	7.20

Quarterly High and Low
Fiscal 2006:
First Quarter	8.43	6.38	13.90	11.00
Second Quarter	8.82	7.13	14.20	12.30
Third Quarter	8.95	7.13	14.40	11.80
Fourth Quarter	7.56	4.72	12.10	7.75

Fiscal 2007:
First Quarter	6.90	5.22	11.40	8.40
Second Quarter	7.31	6.25	11.30	9.95
Third Quarter	6.92	6.12	10.80	9.30
Fourth Quarter	6.19	4.78	9.50	7.20

Monthly High and Low:
March 2007	6.64	6.12	10.30	9.30
April 2007	6.19	5.98	9.50	9.20
May 2007	5.91	5.16	9.15	7.95
June 2007	5.41	4.78	8.30	7.20
July 2007	4.93	4.53	7.65	7.05
August 2007	4.69	3.77	7.35	5.80

As of August 31, 2007, there were approximately 15,008 shareholders of record of the ordinary shares, of which approximately 234 were registered in the US, and approximately 14,774 in Singapore. Because many of the US shares are held by brokers and other institutions on behalf of shareholders, Creative is unable to estimate the total number of shareholders represented by these US record holders.

On August 31, 2007, the closing price of Creative’s ordinary shares on the NASDAQ Global Market was $3.84 and on the SGX-ST was S$5.95.

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

Dividends

The company in a general meeting may declare dividends, but no dividend shall exceed the amount recommended by the directors. The directors may from time to time pay to shareholders interim dividends if the directors believe dividends are justified by the profits of the company. Creative must pay all dividends out of its profits which is available for distribution under the provisions of the law. Profits applied by the company to purchase its own shares cannot be paid as dividends to the shareholders. Similarly, gains of the company from the sale of treasury shares cannot be used for the distribution of dividends. All dividends are paid pro rata among the shareholders in proportion to the amount paid up on each shareholder’s ordinary shares, unless the right attaching to an issue of any ordinary share provides otherwise. Unless otherwise directed, dividends are paid by check or warrant sent through the post to each shareholder at his registered address. Notwithstanding the foregoing, Creative’s payment to CDP of any dividend to the extent of payment made to the CDP, discharges it from any liability to that shareholder in respect of that payment.

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

Provisions Relating to Changing the Rights of Holders of Shares

Under the Singapore Companies Act, the rights of shareholders can be altered by way of a special resolution of the company to alter or add to its articles of association. Such special resolution must be passed by not less than three fourths of the members of the company at a general meeting. Notice of such general meeting must be given to the shareholders 21 days in advance of the same.

In addition, the SGX-ST Listing Manual requires that an alteration to any special entitlement granted to shareholders of listed companies can only be made with the approval of the SGX-ST.

Creative’s Articles of Association do not prescribe any procedure of changing the rights of holders of shares. Thus, the procedures under the Singapore Companies Act will apply to Creative. However, the procedures under the SGX-ST Listing Manual do not apply to Creative because the SGX-ST has waived compliance with the SGX-ST Rules.

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

All business transacted at an extraordinary general meeting, and all business transacted at an annual general meeting, with the exception of declaring a dividend, the consideration of the accounts, balance sheets, the report of the directors and auditors, election of directors in the place of those retiring, fixing of fees of directors and the appointment and fixing of the remuneration of the auditors, are regarded as special business. The Companies Act—Chapter 50 requires certain matters to be approved by shareholders by special resolutions whereby Creative must give at least 21 days’ notice in writing for every general meeting convened for the purpose of passing a special resolution. Ordinary resolutions generally require at least 14 days’ notice in writing. A notice must be given to every shareholder who has supplied Creative with an address for the giving of notices of general meeting and must set forth the place, the day and the hour of the meeting and, in the case of special business, the general nature of that business.

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

Income Taxation Under Singapore Law

Under current provisions of the Singapore Income Tax Act, corporate profits are taxed at a rate of 18%. Prior to January 1, 2003, under the dividend imputation system, the income tax paid by a company on its profits is fully passed on or imputed to its shareholders when a dividend is paid. Thus, the shareholders receive dividends net of the income tax paid by Creative. Dividends received by either a resident or a non-resident of

Singapore are not subject to withholding tax. Shareholders are taxed on the gross amount of dividends (i.e., the cash amount of the dividend plus the amount of corporate tax paid by Creative). The income tax paid by Creative in respect of the franked dividend paid will be available to shareholders as a tax credit to offset the Singapore income tax liability on their overall income (including the gross amount of dividends). In the case of a Singapore resident shareholder, if the shareholder’s marginal tax rate is equal to the corporate tax rate, there is no further Singapore tax to pay in respect of the dividends. If the shareholder’s marginal tax rate is lower than the corporate tax paid, the shareholder is entitled to claim a tax refund for the difference from the Inland Revenue Authority of Singapore; conversely, if the resident shareholder’s marginal tax rate is higher than the corporate tax rate, the shareholder must pay the difference of the tax rate on the dividend income to the Inland Revenue Authority of Singapore. In the case of a non-resident shareholder, the shareholder is taxed on dividends at the corporate tax rate. Thus, the non-resident shareholder pays no further Singapore income tax on net dividends received. Further, the non-resident shareholder will not receive any tax refund from the Inland Revenue Authority of Singapore. No tax treaty currently exists between the Republic of Singapore and the United States of America.

Starting from January 1, 2003, the dividend imputation system has been replaced by a new one-tier corporate tax system, subject to transitional provisions. Under the new one-tier corporate tax system, dividends paid by a company would be exempt from Singapore tax in the hands of its resident or non-resident shareholders. A five year transitional period from January 1, 2003 to December 31, 2007 is provided for companies with unutilized franking credits as at December 31, 2002 to remain on the imputation system (before moving to the new one-tier corporate tax system) for the purpose of paying franked dividends. As of the date of the annual report, Creative has unutilized franking credits and has not opted to move to the new one-tier corporate system.

Creative was granted a Pioneer Certificate under the International Headquarters Award that will expire in March 2010. The Pioneer Certificate exempts income from qualifying activities from tax in Singapore, subject to certain conditions. The qualifying activities include management of intellectual property, research and development activities, global/ regional functions such as brand management, corporate marketing etc, and sales of qualifying products. Under the Pioneer Certificate, qualifying pioneer profits for fiscal years 2001, 2002, 2003, 2004, 2005, 2006 and 2007 is exempt from tax in Singapore. Non-pioneer profits for fiscal years 2001, 2002, 2003, 2004, 2005, 2006 and 2007 is subject to Singapore corporate tax at the prevailing corporate tax rate (2001 – 24.5%, 2002 and 2003 – 22%, 2004, 2005 and 2006 – 20% and 2007 – 18%).

Under current Singapore tax law there is no tax on capital gains and, thus, any profits from the disposal of shares are not taxable in Singapore unless the vendor is regarded as carrying on a trade in shares in Singapore, in which case, the disposal profits would be taxable as trade profits rather than capital gains.

There is no stamp duty payable in respect of the holding and disposition of shares. No duty is payable on the acquisition of new shares. Where existing shares are acquired in Singapore, stamp duty is payable on the instrument of transfer of the shares and computed based on the number of shares transferred multiplied by 0.2% of the higher of consideration paid or net assets value of the company concerned. The stamp duty is borne by the purchaser unless there is an agreement to the contrary. Where no instrument of transfer is executed or the transfer is registered through the Transfer Agent, no stamp duty is payable on the acquisition of existing shares. Stamp duty may be payable if the instrument of transfer is subsequently received in Singapore.

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

Estate Taxation

Movable assets situated in Singapore of non-domiciled individuals (dying on or after January 1, 2002) are exempt from estate duty. In the case of an individual who is not domiciled in Singapore, Singapore estate tax is imposed on the value of all immovable assets situated in Singapore. There is an exemption of up to S$9,000,000 for residential properties. In addition, there is an exemption of S$600,000 in respect of the non-domiciled deceased’s other immovable assets. Any excess will be taxed at a rate equal to 5 percent on the first S$12,000,000 of the individual’s Singapore chargeable immovable assets and thereafter at a rate equal to 10 percent. An individual shareholder that is a U.S. citizen or resident (for US estate tax purposes) also will have the value of the shares included in the individual’s gross estate for U.S. estate tax purposes. An individual shareholder generally will be entitled to a tax credit against the shareholder’s U.S. estate tax if the individual shareholder actually pays Singapore estate tax; however, such tax credit is generally limited to the percentage of the U.S. estate tax attributable to the inclusion of the value of the shares included in the shareholder’s gross estate for U.S. estate tax purposes. Individuals who are domiciled in Singapore should consult their own tax advisors regarding the Singapore estate tax consequences of their investment.

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

Equity Price Risks: Creative is exposed to equity price risk on its quoted investments. An aggregate 10% reduction in market prices of Creative’s investments in quoted investments, based on a sensitivity analysis of the balance as of June 30, 2007, would have a $6.8 million adverse effect on Creative’s results of operations and financial position. Creative’s results of operations for fiscal year 2006 included $2.0 million of losses from write-downs of investments.

Interest Rate Risk: Changes in interest rates could impact Creative’s anticipated interest income on its cash equivalents and interest expense on its debt. Due to the short duration of Creative cash deposits and terms of its debt, an immediate 10% increase in interest rates would not have a material adverse impact on Creative’s future operating results and cash flows.

Foreign Currency Exchange Risk in the Rate of Exchange of Reporting Currency Relative to US$: The functional currency of Creative and its subsidiaries is predominantly the US dollar and accordingly, gains and losses resulting from the translation of monetary assets and liabilities denominated in currencies other than the US dollar are reflected in the determination of net income (loss). From time to time, Creative enters into forward exchange contracts to reduce its exposure to foreign exchange translation gains and losses. Forward exchange contracts are marked to market each period and the resulting gains and losses are included in the determination of net income or loss. No forward exchange contracts were outstanding at June 30, 2007. Included in other expenses are exchange gains of $12.1 million and $0.7 million in fiscal years 2007 and 2006, and exchange losses of $4.2 million in fiscal year 2005.

At June 30, 2007, the monetary assets and liabilities of Creative are denominated in the following currencies:

	Approximate Percentage of $ Balance Denominated in:
	US$	S$	EURO	Other Currencies
Cash and cash equivalents	60%	2%	24%	14%
Accounts receivable, less allowances	62%	—	28%	10%
Total current liabilities	66%	21%	6%	7%
Long-term obligations	88%	11%	—	1%

The exchange rates for the S$ and Euro utilized in translating the balance sheet at June 30, 2007, expressed in US$ per one S$ and Euro was 0.6529 and 1.3505, respectively.

An aggregate decline of 10% in foreign currency exchange rates relative to US$, based on a sensitivity analysis of foreign currency denominated cash and cash equivalents and accounts receivable balances as of June 30, 2007, would have a $10.1 million and $4.2 million adverse effect on Creative’s results of operations and financial position.

ITEM 12:	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13:	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14:	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15:	CONTROLS AND PROCEDURES

Not applicable.

ITEM 15T:	CONTROLS AND PROCEDURES

(a)	Disclosure Controls and Procedures

Creative’s management under the supervision and with the participation of Creative’s Chief Executive Officer and Chief Financial Officer conducted an evaluation of the effectiveness of the disclosure controls and procedures as of June 30, 2007. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that as of June 30, 2007, the company’s disclosure controls and procedures (as defined in Rules 13a-15(e) under the Securities Exchange Act of 1934, as amended, (the “Exchange Act”)) were effective. The Company’s disclosure controls and procedures are designed to ensure that information required to be disclosed by us in the reports we file under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and that such information is accumulated and communicated to management, including the Chief Executive Officer and the Chief Financial Officer, to allow timely discussions regarding required disclosure.

(b)	Management’s Report on Internal Control over Financial Reporting

Creative’s management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f)) under the Exchange Act.

Internal control over financial reporting is defined as a process designed by, or under the supervision of, our Chief Executive Officer and Chief Financial Officer and effected by the company’s Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

•	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the company’s assets;

•

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that the company’s receipts and expenditures are being made only in accordance with authorizations of the company’s management and members of the board of directors; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on the company’s financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Creative’s management evaluated the effectiveness of the company’s internal control over financial reporting as of June 30, 2007 using the framework set forth in the report of the Treadway Commission’s Committee of Sponsoring Organizations (“COSO”), “Internal Control—Integrated Framework.” Based on this evaluation, Creative’s management has concluded that the company’s internal control over financial reporting was effective as of June 30, 2007.

This annual report does not include an audit report of the company’s registered public accounting firm regarding internal control over financial reporting. The management’s report was not subject to audit by the company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management’s report in this annual report.

(c)	Changes in Internal Control over Financial Reporting

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

During fiscal year 2007, no waivers or amendments were made to the code of ethics for any officer, director or employee of the company.

ITEM 16C:	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees paid or accrued for the audit and other services rendered to Creative by Creative’s independent principal accountant for fiscal years 2007 and 2006 (in US$’000):

	As of June 30
	2007	2006
Audit fees	$1,406	$1,196
Audit-related fees	113	55
Tax fees	683	711
All other fees	133	202

Total	$2,335	$2,164

Audit fees. This category consists of fees billed/billable for the annual audit services engagement and other audit services, which are normally provided by the independent auditors in connection with statutory and accounting matters that arose during, or as a result of, the audit or the review of interim financial statements and include the group audit.

Audit-related fees. This category consists of fees billed/billable for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements or that are traditionally performed by the external auditor, and includes internal control reviews and assistance with and review of documents filed with the SEC.

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

All other fees. This category primarily consists of fees for advice on transfer price studies.

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

At the company’s Annual General Meeting (“AGM”) held on October 31, 2007, the shareholders approved a share repurchase mandate allowing Creative to buy up to 10% of the issued share capital of Creative outstanding as of the date of the AGM. This amounts to approximately 8.3 million shares. This authority to repurchase these shares shall continue in force unless revoked or revised by the shareholders in a general meeting, or until the date that the next AGM of Creative is held or is required to be held, whichever is the earlier.

Creative does not have a publicly announced share repurchase plan or program.

Creative did not repurchase any shares in fiscal year 2007.

PART III

ITEM 17:	FINANCIAL STATEMENTS

Please refer to Item 18.

ITEM 18:	FINANCIAL STATEMENTS

Reference is made to pages F1 through F-24.

I TEM 19:	EXHIBITS

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREATIVE TECHNOLOGY LTD.

/S/ NG KEH LONG
Ng Keh Long
Chief Financial Officer
Date: November 16, 2007

EXHIBIT A: FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND

SHAREHOLDERS OF CREATIVE TECHNOLOGY LTD

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of cash flows and of shareholders’ equity present fairly, in all material respects, the financial position of Creative Technology Ltd and its subsidiaries at June 30, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2007 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of Creative’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers

Singapore

September 26, 2007

CREATIVE TECHNOLOGY LTD

CONSOLIDATED BALANCE SHEETS

(In US$’000, except per share data)

	June 30, 2007	June 30, 2006
ASSETS

Current assets:
Cash and cash equivalents	$250,480	$213,995
Accounts receivable, less allowances of $14,153 and $18,806	110,520	133,002
Inventory	134,911	234,942
Other assets and prepaids	40,308	53,248

Total current assets	536,219	635,187

Property and equipment, net	97,696	109,174
Investments	80,121	74,581
Other non-current assets	8,997	11,671

Total Assets	$723,033	$830,613

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accounts payable	$66,778	$104,923
Accrued liabilities	92,898	100,690
Income taxes payable	21,349	18,930
Current portion of long term obligations and others	3,934	4,737

Total current liabilities	184,959	229,280

Long term obligations	129,131	206,593

Minority interest in subsidiaries	373	1,587

Shareholders’ equity:
Share capital (‘000);
Outstanding: 83,622 and 83,271 shares	300,086	298,474
Other reserves	53,949	52,265
Unrealized holding gains on investments	24,240	19,453
Retained earnings	30,295	22,961

Total shareholders’ equity	408,570	393,153

Total Liabilities and Shareholders’ Equity	$723,033	$830,613

The accompanying notes are an integral part of these consolidated financial statements.

CREATIVE TECHNOLOGY LTD

CONSOLIDATED STATEMENTS OF OPERATIONS

(In US$’000, except per share data)

	Years ended June 30
	2007	2006	2005
Sales, net	$914,906	$1,127,531	$1,224,411
Cost of goods sold	737,203	963,217	949,151

Gross profit	177,703	164,314	275,260

Operating expenses:
Selling, general and administrative	175,180	195,197	196,258
Research and development	63,646	77,186	82,325
Impairment of goodwill and other intangible assets	—	31,478	65,225
Other charges	—	5,873	—

Operating (loss) income	(61,123)	(145,420)	(68,548)

(Loss) gain from investments, net	(1,880)	18,904	74,405
Interest income	9,916	6,241	3,571
Interest expense	(10,245)	(9,411)	(3,674)
Others	114,622	3,572	(4,260)

Income (loss) before income taxes and minority interest	51,290	(126,114)	1,494

Income tax (expense) benefit	(23,918)	7,150	(969)
Minority interest in loss	817	805	63

Net income (loss)	$28,189	$(118,159)	$588

Basic earnings (loss) per share	$0.34	$(1.42)	$0.01
Weighted average ordinary shares outstanding (‘000)	83,452	83,093	82,661

Diluted earnings (loss) per share	$0.34	$(1.42)	$0.01
Weighted average ordinary shares and equivalents outstanding (‘000)	83,913	83,093	85,333

The accompanying notes are an integral part of these consolidated financial statements.

CREATIVE TECHNOLOGY LTD

CONSOLIDATED STATEMENTS OF CASH FLOWS

Increase (decrease) in cash and cash equivalents (in US$’000)

	Years ended June 30
	2007	2006	2005
Cash flows from operating activities:
Net income (loss)	$28,189	$(118,159)	$588
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of fixed assets	15,334	20,967	22,994
Amortization of intangible assets	1,451	2,184	3,383
Deferred share compensation amortization	1,684	1,892	1,504
Minority interest in loss	(817)	(805)	(63)
Equity share in loss of unconsolidated investments	1,231	260	1,640
(Gain) loss on disposal of fixed assets	(2,088)	281	(139)
Write downs of investments and other non-current assets	1,713	2,034	11,571
Loss (gain) from investments, net	326	(20,938)	(85,755)
Impairment of goodwill / intangible assets	—	31,478	65,225
Deferred income taxes, net	834	554	(393)
Gain on disposal of interests in associated company	—	—	(264)
Foreign currency exchange (gain) loss	(5,828)	(697)	5,658
Dividend income	(1,463)	(1,420)	(1,178)

Changes in assets and liabilities, net:
Accounts receivable	22,482	30,281	(77,728)
Inventory	100,031	160,979	(211,987)
Other assets and prepaids	12,675	(8,641)	(18,490)
Accounts payable	(38,145)	(46,199)	64,891
Accrued and other liabilities	(7,792)	(3,410)	15,130
Income taxes	2,419	(1,782)	(1,008)

Net cash provided by (used in) operating activities	132,236	48,859	(204,421)

Cash flows from investing activities:
Capital expenditures, net	(6,026)	(13,348)	(34,191)
Proceeds from sales of fixed assets	4,276	146	347
Proceeds from disposal of interests in associated company	—	—	234
Proceeds from sale of investments	121	29,152	98,129
Purchase of new subsidiaries (net of cash acquired)	—	(131)	—
Purchase of investments	(1,744)	(2,491)	(17,766)
Dividend income received	1,463	1,420	1,178
Increase in other non current assets, net	(912)	(4,049)	(4,281)

Net cash (used in) provided by investing activities	(2,822)	10,699	43,650

Cash flows from financing activities:
Increase (decrease) in minority shareholders’ loan and equity balance	3	(958)	366
Buyout of subsidiary’s minority interest	—	(604)	—
Proceeds from exercise of ordinary share options	1,612	2,949	14,773
Repurchase of ordinary shares	—	(8,134)	—
Proceeds from debt obligations	—	—	175,000
Repayments of debt obligations	(78,917)	(3,780)	(3,542)
Repayments of capital leases	(954)	(3,747)	(3,079)
Dividends paid to ordinary shareholders	(20,855)	(20,700)	(41,357)
Dividends paid to minority interest	(400)	—	—

Net cash (used in) provided by financing activities	(99,511)	(34,974)	142,161

Net increase (decrease) in cash and cash equivalents	29,903	24,584	(18,610)
Effects of exchange rate changes on cash and cash equivalents	6,582	2,165	(5,221)
Cash and cash equivalents at beginning of year	213,995	187,246	211,077

Cash and cash equivalents at end of year	$250,480	$213,995	$187,246

Supplemental disclosure of cash flow information:
Interest paid	$8,240	$9,433	$3,517

Income taxes paid, net	$20,621	$3,772	$4,471

Non cash transaction:
Fixed assets acquired under capital lease	$18	$—	$—

The accompanying notes are an integral part of these consolidated financial statements.

CREATIVE TECHNOLOGY LTD

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(In US$’000, except share data)

	Ordinary Shares (‘000)	Share Capital	Additional Paid In Capital	Other Reserves	Unrealised Holding Gains (Losses) on Investments	Deferred Share Compensation	Retained Earnings	Total
Balance at June 30, 2004	81,369	$7,952	$323,660	$—	$151,153	$(1,991)	$210,723	$691,497
Shares issued under employee options and share purchase plans	2,224	334	14,439	—	—	—	—	14,773
Dividends paid	—	—	—	—	—	—	(41,357)	(41,357)
Reversal of unvested deferred share compensation, net	—	—	(109)	—	—	109	—	—
Amortization of deferred share compensation	—	—	—	—	—	1,504	—	1,504
Comprehensive (loss) income	—	—	—	—	(85,873)	—	588	(85,285)

Balance at June 30, 2005	83,593	8,286	337,990	—	65,280	(378)	169,954	581,132
Shares issued under employee options and share purchase plans	678	103	2,846	—	—	—	—	2,949
Repurchase of ordinary shares	(1,000)	(150)	150		—	—	(8,134)	(8,134)
Dividends paid	—	—	—	—	—	—	(20,700)	(20,700)
Reversal of unvested deferred share compensation, net	—	—	(378)	—	—	378	—	—
Amortization of deferred share compensation	—	—	1,892	—	—	—	—	1,892
Effect of Companies (Amendment) Act 2005 (see Note 17)	—	290,235	(290,235)	—	—	—	—	—
Transfer to other reserves	—	—	(52,265)	52,265	—	—	—	—
Comprehensive loss	—	—	—	—	(45,827)	—	(118,159)	(163,986)

Balance at June 30, 2006	83,271	298,474	—	52,265	19,453	—	22,961	393,153
Shares issued under employee options and share purchase plans	351	1,612	—	—	—	—	—	1,612
Dividends paid	—	—	—	—	—	—	(20,855)	(20,855)
Amortization of deferred share compensation	—	—	—	1,684	—	—	—	1,684
Comprehensive income	—	—	—	—	4,787	—	28,189	32,976

Balance at June 30, 2007	83,622	$300,086	$—	$53,949	$24,240	$—	$30,295	$408,570

The accompanying notes are an integral part of these consolidated financial statements.

CREATIVE TECHNOLOGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements include the financial statements of Creative Technology Ltd and Creative’s subsidiaries under its effective control from their respective dates of acquisition, after elimination of inter-company transactions and balances. The consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and reported amounts of revenues and expenses during the reporting periods. Actual results may differ from those estimates and such differences could be material. Certain reclassifications have been made in prior years’ financial statements to conform with classifications used in the current year. Creative conducts a substantial portion of its business in United States dollars (“US$” or “$”). All dollar amounts included in the financial statements and in the notes herein are United States dollars unless designated as Singapore dollars (“S$”). Creative operates on a thirteen week calendar closing on the Friday closest to the natural calendar quarter. Our financial year 2007 ended on June 29, 2007, the Friday nearest to June 30, 2007, while our prior financial years ended on June 30, 2006 and July 1, 2005. All quarters and fiscal years are described by their natural calendar dates.

Foreign exchange

The functional currency of Creative and its subsidiaries is predominantly the US dollar and accordingly, gains and losses resulting from the translation of monetary assets and liabilities denominated in currencies other than the US dollar are reflected in the determination of net income (loss). From time to time, Creative enters into forward exchange contracts to reduce its exposure to foreign exchange translation gains and losses. Forward exchange contracts are marked to market each period and the resulting gains and losses are included in the determination of net income or loss. No forward exchange contracts were outstanding at June 30, 2007. Included in other income (expenses) are exchange gains of $12.1 million and $0.7 million in fiscal years 2007 and 2006, and exchange losses of $4.2 million in fiscal year 2005.

At June 30, 2007, the monetary assets and liabilities of Creative are denominated in the following currencies:

	Approximate Percentage of $ Balance Denominated in:
	US$	S$	EURO	Other Currencies
Cash and cash equivalents	60%	2%	24%	14%
Accounts receivable, less allowances	62%	—	28%	10%
Total current liabilities	66%	21%	6%	7%
Long-term obligations	88%	11%	—	1%

The exchange rates for the S$ and Euro utilized in translating the balance sheet at June 30, 2007, expressed in US$ per one S$ and Euro was 0.6529 and 1.3505, respectively.

Cash equivalents

Cash equivalents consist of highly liquid investment instruments with original or remaining maturities of three months or less at the time of purchase. All deposits are in short-term deposits and money market accounts with various banks. This diversification of risk is consistent with Creative’s policy to maintain liquidity and ensure the safety of principal. Included in cash equivalents as of June 30, 2007 and 2006 are fixed rate deposits of $204.7 million and $170.0 million, respectively.

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

Creative reviews property and equipment for impairment in accordance with SFAS No. 144, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed.” Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of these assets is measured by comparison of its carrying amount to future undiscounted cash flows the assets are expected to generate. If the property and equipment are considered to be impaired, the impairment to be recognized equals the amount by which the carrying value of the assets exceeds its fair market value. For the three fiscal years ended June 30, 2007, 2006 and 2005, Creative had no impairment of its long-lived assets, except for the impairment of certain assets in connection with the restructuring actions described in Note 12 of the Notes to Consolidated Financial Statements.

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

Goodwill and other intangible assets

Goodwill and other intangible assets are stated at cost and relate principally to the acquisition of new subsidiaries accounted for under the purchase method. Under this method, the purchase price has been allocated to the assets acquired, liabilities assumed and in-process technology based on their estimated fair market values at the dates of acquisition. Amounts allocated to acquired in-process technology are expensed in the period in which the acquisition is consummated. Intangible assets are amortized on a straight-line basis over the estimated useful lives of the assets, ranging from one to seven years. Goodwill is not subject to amortization, but evaluated at least annually for impairment.

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

When the existence of one or more of the above factors indicates that the carrying value of the goodwill or intangible assets may be impaired, Creative measures any impairment based on a combination of market comparable method and projected discounted cash flow method using a discount rate determined by the management commensurate with the risk inherent in Creative’s current business model.

Product warranties

The warranty period for the bulk of Creative’s products typically ranges between 1 to 3 years. The product warranty accrual reflects management’s best estimate of probable liability under its product warranties. Management determines the warranty provision based on known product failures (if any), historical experience, and other currently available evidence.

Revenue recognition

Revenue from product sales is recognized when the following four criteria are met:

•	Persuasive evidence of an arrangement exists

Persuasive evidence of an arrangement exists when Creative receives a purchase order from the customer and Creative subsequently confirms the order by issuing a sales order to the customer.

•	Title and risk of loss have been transferred and delivery has occurred

Based on the shipping terms specified in the customer’s purchase order or Creative’s sales order to the customer, this criteria is met when a product is delivered to a common carrier, or delivered to the customer’s delivery site or shipped to the customer.

•	The price is fixed or determinable

The price is fixed or determinable when a sales order is issued to the customer.

•	Collection is probable

Creative assesses the credit worthiness of each customer and will only issue a sales order to a customer if it believes that collection from that customer is probable.

Allowances are provided for estimated returns, discounts and warranties based on historical experience, current economic trends and changes in customer demand and acceptance of its products. Such allowances are adjusted periodically to reflect actual and anticipated experience. When recognizing revenue, Creative records estimated reductions to revenue for customer and distributor programs and incentive offerings, including price protection, promotions, other volume-based incentives and rebates.

Research and development

Research and development costs are charged to operations as incurred.

Assessment of the probability of the outcome of current litigation

Creative records accruals for loss contingencies when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated.

Income taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the carrying amounts of existing assets and liabilities in the financial statements and their respective tax bases, and operating loss and tax carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded for loss carryforwards and other deferred tax assets where it is more likely than not that such deferred tax assets will not be realized.

Concentrations of credit risk

Financial instruments that potentially subject Creative to significant concentrations of credit risk consist principally of cash and cash equivalents and trade accounts receivable. Creative limits the amount of credit exposure to any one financial institution. Creative sells its products to original equipment manufacturers, distributors and key retailers. Creative believes that the concentration of credit risk in its trade receivables is substantially mitigated due to performance of ongoing credit evaluations of its customers’ financial condition, use of short collection terms, use of letters of credit in certain circumstances, procurement of credit insurance coverage and the geographical dispersion of sales. Creative establishes allowances for doubtful accounts, returns and discounts for specifically identified doubtful accounts, returns and discounts based on credit profiles of its customers, current economic trends, contractual terms and conditions and historical payment, returns and discount experience.

Share-based compensation

Effective July 1, 2005, Creative accounts for share-based employee compensation in accordance with SFAS No. 123(R), “Share-Based Payment.” Accordingly, share-based compensation cost is measured on the date of grant, based on the fair value of the award, and is recognized as expense over the employee’s requisite service period. Creative previously applied Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees,” and related Interpretations, and provided the required pro forma disclosures of SFAS No. 123, “Accounting for Stock-Based Compensation,” and SFAS No. 148, “Accounting for Stock-Based Compensation, Transition and Disclosures.” See Note 9.

Employees pension scheme

Creative participates in a number of defined contribution retirement plans in certain countries of operations. Contributions are based on a percentage of each eligible employee’s salary and are expensed as the related salaries are incurred. Creative incurred expenses of approximately $8.0 million, $8.1 million and $7.5 million with respect to these retirement plans for the fiscal years 2007, 2006 and 2005, respectively.

Recently issued accounting pronouncements

In June 2006, the FASB issued FASB Interpretation Number 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes—an interpretation of SFAS No. 109.” The interpretation contains a two step approach to recognizing and measuring uncertain tax positions accounted for in accordance with SFAS No. 109. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than 50% likely of being realized upon ultimate settlement. The provisions are effective for fiscal years beginning after December 15, 2006. Creative is currently evaluating the impact of FIN 48, but does not expect the adoption of FIN 48 to have a material impact on its consolidated financial statements.

In September 2006, the Securities and Exchange Commission (“SEC”) released Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”). SAB 108 provides interpretive guidance on the SEC’s views on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. The provisions of SAB 108 will be effective for fiscal years ending November 15, 2006. Creative has adopted SAB 108 and it has no material effect on its consolidated financial statements.

In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”), which defines fair value, establishes guidelines for measuring fair value and expands disclosures regarding fair value measurements. SFAS 157 does not require any new fair value measurements but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. Earlier adoption is permitted, provided the company has not yet issued financial statements, including for interim periods, for that fiscal year. Creative is currently evaluating the impact of SFAS 157.

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R)” (“SFAS 158”). This standard requires employers to recognize the underfunded or overfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in the funded status in the year in which the changes occur through accumulated other comprehensive income, which is a component of shareholders’ equity. Additionally, SFAS 158 requires employers to measure the funded status of a plan as of the date of its year-end statement of financial position. The new reporting requirements and related new footnote disclosure rules of SFAS 158 are effective for fiscal years ending after December 15, 2006. Creative has adopted SFAS 158 and it has no material impact on its consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”). SFAS 159 permits companies to choose to measure certain financial instruments and certain other items at fair value. The standard requires that unrealized gains and losses on items for which the fair value option has been elected be reported in earnings. SFAS 159 is effective for fiscal years beginning after November 15, 2007. Creative is currently evaluating the impact of SFAS 159.

NOTE 2—NET INCOME (LOSS) PER SHARE

In accordance with SFAS No. 128, “Earnings per Share,” Creative reports both basic earnings per share and diluted earnings per share. Basic earnings per share is computed using the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share is computed using the weighted average number of ordinary and potentially dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares are excluded from the computation if their effect is anti-dilutive. In computing diluted earnings per share, the treasury stock method is used to determine, based on average stock prices for the respective periods, the ordinary equivalent shares to be purchased using proceeds received from the exercise of such equivalent shares. Other than the dilutive effect of stock options, there are no other financial instruments that would impact the weighted average number of ordinary shares outstanding used for computing diluted earnings per share. The potentially dilutive ordinary equivalent shares outstanding under the employee share purchase plan were not material.

The following is a reconciliation between the average number of ordinary shares outstanding and equivalent shares outstanding (in ‘000):

	As of June 30
	2007	2006	2005
Weighted average ordinary shares outstanding—Basic	83,452	83,093	82,661
Effect of dilutive shares on account of stock options	461	—	2,672

Weighted average ordinary shares and equivalents outstanding—Diluted	83,913	83,093	85,333

For fiscal year 2006, approximately 0.8 million shares were excluded from the computation of dilutive earnings per share, as the effect of including such shares would be anti-dilutive.

NOTE 3—BALANCE SHEET DETAIL (in US$’000)

	As of June 30
	2007	2006
Inventory:
Raw materials	$62,034	$110,469
Work in progress	5,916	1,198
Finished products	66,961	123,275

Total inventory	$134,911	$234,942

Included in cost of goods sold in the third quarter of fiscal year 2006 was a substantial write-down of flash memory inventory amounting to $19.0 million. There was no material write-down of flash memory inventory in the comparative period in fiscal year 2007.

	Estimated Useful Life	As of June 30
		2007	2006
Property and equipment:
Freehold land	—	$2,625	$3,524
Leaseho ld land and buildings	25 to 96 years	104,531	105,817
Machinery and equipment	3 to 6 years	60,509	63,012
Furniture, fixtures and office equipments	1 to 8 years	82,166	83,307
Leaseho ld improvements	Term of lease	11,853	12,164

		$261,684	$267,824
Accumulated depreciation		(163,988)	(158,650)

Net property and equipment		$97,696	$109,174

Included in property and equipment are assets purchased under capital lease obligations with a cost and accumulated depreciation of approximately $10.9 million and $10.9 million for fiscal year 2007, and $16.5 million and $16.0 million for fiscal year 2006, respectively.

Depreciation charged to results of operations, including depreciation related to assets under capital leases, amounted to $15.3 million, $21.0 million and $23.0 million for fiscal years 2007, 2006 and 2005, respectively.

Creative routinely reviews the remaining estimated useful lives of its machinery and equipment to determine if such lives should be adjusted due to the likelihood of technological obsolescence arising from changes in production techniques or in market demand for the use of its machinery and equipment.

	As of June 30
	2007	2006
Other non-current assets:
Other intangible assets	$37,568	$37,568
Accumulated impairment charges	(4,727)	(4,727)
Accumulated amortization	(32,538)	(31,087)

Other intangible assets, net	303	1,754
Goodwill	—	91,976
Accumulated impairment charges	—	(91,976)

Goodwill, net	—	—
Other non-current assets	8,694	9,917

Total other non-current assets	$8,997	$11,671

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

Goodwill and other intangible assets fully amortized were excluded from the table above. Other intangible assets amortization expense was $1.5 million, $2.2 million and $3.4 million for fiscal years 2007, 2006 and 2005, and is estimated to be $0.3 million in fiscal year 2008, respectively.

	As of June 30
	2007	2006
Other accrued liabilities:
Marketing accruals	$22,304	$28,992
Payroll accruals	15,500	20,346
Royalty accruals	6,071	5,299
Warranty accruals	6,499	9,536
Deposits and other creditors	12,932	4,430
Other accruals	29,592	32,087

Total other accrued liabilities	$92,898	$100,690

Other accruals of $29.6 million and $32.1 million as of June 30, 2007 and 2006 includes accruals for various operating expense items that individually account for less than 5% of the total current liabilities.

	As of June 30
	2007	2006
Long term obligations:
Long term debt	$113,711	$192,010
Capital lease obligations	21	18
Deferred tax liabilities	15,399	14,565

Total long term obligations	$129,131	$206,593

NOTE 4—PRODUCT WARRANTIES

The warranty period for the bulk of Creative’s products typically ranges between 1 to 3 years. The product warranty accrual reflects management’s best estimate of probable liability under its product warranties. Management determines the warranty provision based on known product failures (if any), historical experience, and other currently available evidence.

Movements in the product warranty accrual for fiscal year 2007 were as follows (in US$’000):

	As of June 30
	2007	2006
Balance at the beginning of the year	$9,536	$12,418
Accruals for warranties issued during the period	28,420	50,352
Adjustments related to pre-existing warranties (include changes in estimates)	(580)	(206)
Settlements made during the period	(30,877)	(53,028)

Balance at the end of the year	$6,499	$9,536

NOTE 5—LEASES AND COMMITMENTS

Creative leases the use of land and certain of its facilities and equipment under non-cancelable operating lease arrangements.

Minimum future lease commitments for non-cancelable leases as of June 30, 2007, are as follows (in US$’000):

Operating Leases
Fiscal years ending June 30,
2008	$6,560
2009	4,904
2010	3,976
2011	3,147
2012	2,063
Thereafter	12,200

Total minimum lease commitments	$32,850

Rental expense under all operating leases was $12.2 million, $14.0 million and $13.4 million for fiscal years 2007, 2006 and 2005, respectively.

Future minimum lease commitments, which are secured by the underlying assets, as of June 30, 2007, under capital leases are as follows (in US$’000):

Capital Leases
Fiscal years ending June 30,
2008	$19
2009	13
2010	10
2011	—
2012	—
Thereafter	—

Total minimum lease commitments	$42
Less: Interest	(4)

Total capital lease commitments	$38

NOTE 6—COMPREHENSIVE INCOME

The components of total comprehensive income (loss) are as follows (in US$’000):

	Years ended June 30
	2007	2006	2005
Net income (loss)	$28,189	$(118,159)	$588
Movement in unrealized holding gains (losses)	7,331	(28,074)	(12,937)
Reclassification adjustments:
—Gains included in net income (loss)	(2,544)	(17,753)	(72,936)
	4,787	(45,827)	(85,873)

Total comprehensive income (loss)	$32,976	$(163,986)	$(85,285)

NOTE 7—SHARE REPURCHASES

Details of share repurchases by Creative since the commencement date of the program on November 6, 1998 are set out below:

	Number of Shares Repurchased (in millions)	Average Price (US$)
Fiscal year 1999 to fiscal year 2005	26.3	$13
Fiscal year 2006	1.0	$8
Fiscal year 2007	—	—

Total	27.3	$13

At the Annual General Meeting (“AGM”) held on October 31, 2006, the shareholders approved the share repurchase mandate allowing Creative to buy up to 10% of the issued share capital of Creative outstanding as of the date of the AGM. This amounts to approximately 8.3 million shares. This authority to repurchase these shares shall continue in force unless revoked or revised by the shareholders in a general meeting, or until the date that the next AGM of Creative is held or is required to be held, whichever is the earlier.

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

NOTE 8—DIVIDENDS

At the Annual General Meeting held on October 31, 2006, Creative’s shareholders approved an ordinary dividend of $0.25 for each outstanding ordinary share of Creative for the fiscal year ended June 30, 2007. Dividends of $20.9 million were paid on December 1, 2006 to all shareholders of record as of November 15, 2006. In fiscal year 2006, Creative paid an ordinary dividend of $0.25 for each outstanding ordinary share amounting to $20.7 million.

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

Effective July 1, 2005, Creative adopted the provisions of SFAS No. 123(R), “Share-Based Payment”. SFAS No. 123(R) establishes accounting for share-based awards exchanged for employee services. Accordingly, share-based compensation cost is measured on the date of grant, based on the fair value of the award, and is recognized as expense over the employee’s requisite service period. Creative previously applied Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees”, and related Interpretations, and provided the required pro forma disclosures of SFAS No. 123, “Accounting for Stock-Based Compensation”.

Prior to the adoption of SFAS No. 123(R), Creative provided the disclosures required under SFAS No. 123, “Accounting for Stock-Based Compensation”, as amended by SFAS No. 148, “Accounting for Stock-Based Compensation, Transition and Disclosures”.

Creative elected to adopt the modified-prospective application method as provided by SFAS No. 123(R). Accordingly, during the fiscal year ended June 30, 2007, Creative recorded share-based compensation cost of $1.7 million in the financial statements, totaling the amount that would have been recognized had the fair value method been applied since the effective date of SFAS No. 123. Previously disclosed amounts have not been restated in the financial statements.

In connection with the adoption of SFAS No. 123(R), Creative also made a one-time adjustment in the quarter ended September 30, 2005 to reverse the unamortized share compensation balance of $0.4 million against the additional paid-in capital account.

During the fiscal year ended June 30, 2006, Creative granted 3,120,000 stock options under the 1999 Scheme with a total grant date fair value of $5.1 million. The weighted average grant date fair value of options granted was $1.63 per share. There were no options granted under the 1999 Scheme in the fiscal year ended June 30, 2007.

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

	Fiscal Year 2007	Fiscal Year 2006	Fiscal Year 2005
Expected volatility	—	36%	—
Risk-free interest rates	—	2.31% to 4.40%	—
Dividend yield	—	3.0%	—
Expected life of options (in years)	—	0.60 years after vest date	—

	Years ended June 30
	2007	2006	2005
Weighted average fair value of stock options granted:
Stock options:
At market	$—	$1.63	$—
Below market	$—	$—	$—

Summary of outstanding options under Creative’s employee share option plans

The following table summarizes the option information under the Creative’s employee share option plans as at June 30, 2007.

	Number of Options (’000)	Weighted Average Exercise Price ($)
Outstanding at June 30, 2004	8,921	6.82
Granted	—	—
Exercised	(2,224)	6.48
Cancelled/Forfeited/Expired	(116)	6.83

Outstanding at June 30, 2005	6,581	6.93
Granted	3,120	7.50
Exercised	(677)	4.29
Cancelled/Forfeited/Expired	(355)	8.92

Outstanding at June 30, 2006	8,669	7.26
Granted	—	—
Exercised	(351)	4.40
Cancelled/Forfeited/Expired	(501)	8.06

Outstanding at June 30, 2007	7,817	7.34

Exercisable at June 30, 2007	6,122	7.29

The options outstanding and exercisable as at June 30, 2007 were in the following exercise price ranges:

	Options Outstanding				Options Exercisable
Range of Exercise Prices	Number of Shares Outstanding (’000)	Weighted Average Exercise Price	Aggregate Intrinsic Value ($’000)	Weighted Average Remaining Contractual Term (in years)	Number of Shares Exercisable (’000)	Weighted Average Exercise Price	Aggregate Intrinsic Value ($’000)	Weighted Average Remaining Contractual Term (in years)
$1.00 to $ 2.99	77	$2.84	$152	3.50	77	$2.84	$152	3.50
$3.00 to $ 4.99	1,612	$4.46	$559	4.30	1,612	$4.46	$559	4.30
$5.00 to $ 6.99	118	$5.90	$—	4.53	118	$5.90	$—	4.53
$7.00 to $10.99	6,006	$8.19	$—	4.96	4,311	$8.45	$—	3.88
$11.00 to $18.99	4	$18.40	$—	2.67	4	$18.40	$—	2.67

	7,817	$7.34	$711	4.80	6,122	$7.29	$711	4.00

The intrinsic value is determined by the difference between Creative’s closing share price of $4.81 as of June 30, 2007 and the grant price. The aggregate intrinsic value in the table above represents the amount that would have been received by the option holders had all option holders exercised their options as of that date. The total intrinsic value of options exercised during the fiscal year ended June 30, 2007 was $0.7 million. As at June 30, 2007, Creative expects to recognize the total unrecognized compensation cost relating to non-vested share-based compensation of $1.7 million over a weighted average period of 2.31 years.

NOTE 10—INCOME TAXES

Creative was granted a Pioneer Certificate under the International Headquarters Award that will expire in March 2010. Under the Pioneer Certificate, profits arising from qualifying activities will be exempted from income tax in Singapore, subject to certain conditions. As a result of obtaining the Pioneer Certificate, there were tax write-backs of $10.0 million and $12.3 million in fiscal years 2006 and 2004. The reversal was related to corporate taxes provided for in full for profits arising from qualifying activities from the commencement date of the Pioneer Certificate until the second quarter of fiscal year 2004, based on the standard tax rates of 24.5% for fiscal year 2001 and 22% for fiscal years 2002 and 2003 and 20% for fiscal year 2004. These standard corporate income tax rates continue to be applicable to profits arising from activities excluded from the Pioneer Certificate.

The Singapore and other components of income (loss) before income taxes are as follows (in US$’000):

	Years ended June 30
	2007	2006	2005
Singapore	$36,245	$(74,910)	$18,211
Other countries	15,045	(51,204)	(16,717)

Income (loss) before income taxes and minority interest	$51,290	$(126,114)	$1,494

The income tax expense (benefit) consists of (in US$’000):

	Years ended June 30
	2007	2006	2005
Singapore	$20,177	$(9,313)	$(1,896)
Other countries	3,741	2,163	2,865

Income tax expense (benefit)	$23,918	$(7,150)	$969

Creative’s effective tax provision for fiscal years 2007, 2006 and 2005 reconciles to the amount computed by applying the Singapore statutory rate of 18.0% for 2007 and 20.0% for 2006 and 2005 to income before income taxes and minority interest, as follows (in US$’000):

	Years ended June 30
	2007	2006	2005
Income tax expense (benefit) at Singapore statutory rate	$9,232	$(25,223)	$299
Tax exempt loss (income)
Singapore	4,068	13,633	(2,971)
Others	(1,806)	(4,547)	(14,316)
Non-deductible expenses and write-offs	792	679	406
Change in valuation allowances	(1,247)	5,692	(81)
Rate differences and others	12,936	12,808	19,447
Tax refund receivable	(57)	(10,192)	(1,815)

Income tax expense (benefit)	$23,918	$(7,150)	$969

Deferred tax assets at June 30, 2007 and 2006 consisted of the following (in US$’000):

	As of June 30
	2007	2006
Non-deductible reserves	$19,889	$24,493
Net operating loss carryforwards	60,384	59,095
Others	624	612

Total deferred tax assets	80,897	84,200
Valuation allowance for deferred tax assets	(80,897)	(84,200)

	$—	$—

Deferred tax liabilities at June 30, 2007 and 2006 consisted of the following (in US$’000):

	As of June 30
	2007	2006
Unremitted offshore interest income	$6,600	$7,256
Undistributed profit of certain foreign subsidiaries	6,144	6,144
Others	2,655	1,165

Total deferred tax liabilities	15,399	14,565

Creative had net operating loss carryforward of approximately $174.8 million and $167.4 million as at June 30, 2007 and June 30, 2006, the bulk of which expire between 2009 and 2029. The utilization of the net operating losses by Creative is subject to certain conditions.

Valuation allowance is provided for Creative’s deferred tax assets as management believes substantial uncertainty exists regarding the realizability of these assets.

Creative has United States tax deductions not included in the net operating loss carryforward described above aggregating approximately $59.2 million and $59.0 million at June 30, 2007 and June 30, 2006, as a result of the exercise of employee stock options, the tax benefit of which has not been realized. The tax benefit of the deductions, when realized will be accounted for as a credit to other reserves rather than a reduction of the income tax provision.

NOTE 11—DEBT OBLIGATIONS

In November 2004, Creative entered into a five-year $175.0 million syndicated term loan facility with a group of international banks. The proceeds from this facility were used primarily to fund the growth in working capital requirements arising from the growth in the company’s revenue. The facility is unsecured and bears interest at LIBOR plus a margin of 0.45% for the first three years and LIBOR plus a margin of 0.95% for the remaining two years. The loan facility contains certain financial covenants, including requirements for Creative to maintain certain ratios for its working capital, but does not restrict Creative’s ability to borrow nor distribute earnings. The entire loan facility of $175.0 million was drawn down in fiscal year 2005 and Creative repaid $75.0 million in fiscal year 2007. The weighted average effective interest rate at the balance sheet date was 5.825%.

On November 21, 2002, Creative Technology Centre Pte Ltd (“CTC”), a Singapore subsidiary of Creative, entered into a nine-year term loan facility for up to S$54.0 million ($35.3 million) with a bank. The loan is repayable in thirty-six quarterly installments of S$1.5 million ($1.0 million). The repayment commenced on March 31, 2003. The interest on the outstanding loan balance is based on the bank’s floating rate plus a margin of 1.5%. The loan is secured by a first mortgage on Creative’s headquarter building in Singapore and by way of a fixed and floating charge over all assets of CTC. At June 30, 2007, S$27.0 million ($17.6 million) was outstanding. The weighted average effective interest rate at the balance sheet date was 4.261%.

The following table presents the payments due by period for the long term debt and capital lease obligations as of June 30, 2007:

	Payments Due by Period (US$’000)
Debt Obligations	Total	Less than 1 year	1 to 3 years	4 to 5 years	After 5 years
Long Term Debt	$117,628	$3,917	$107,835	$5,876	$—
Capital Lease Obligations	38	17	21	—	—

Total Debt Obligations	$117,666	$3,934	$107,856	$5,876	$—

Creative has various other credit facilities relating to overdrafts, letters of credit, bank guarantees and short term loans with several banks totaling approximately $91.3 million at June 30, 2007. Within these credit facilities, sub-limits have been set on how Creative may utilize the overall credit facilities. At June 30, 2007, $2.0 million in bank guarantees was drawn under these facilities. Facilities under letters of credit, bank guarantees, overdrafts and short-term loans bear interest at approximately the banks’ prime rates.

NOTE 12 — OTHER CHARGES

In February 2006, Creative announced that its wholly-owned subsidiary 3Dlabs will refocus its graphics business on the portable handheld device market instead of the professional workstation graphics market. As a result, Creative recorded restructuring charges of $4.9 million in operating expenses and an inventory charge of $4.3 million to cost of goods sold. The $4.9 million restructuring charges in operating expenses comprised $3.0 million in employee separation costs, $0.3 million in facility exit costs and fixed assets impairment write-downs of $1.6 million. Besides 3Dlabs’ restructuring charges, as part of ongoing worldwide cost-cutting measures, $1.0 million in employee separation costs was charged to operating expenses as part of restructuring costs in fiscal year 2006.

Employee separation costs for 3Dlabs and other Creative subsidiaries in fiscal year 2006 represented the costs of involuntary severance benefits for approximately 200 employees. Facility exit costs in fiscal year 2006 consisted primarily of lease termination costs and research and development expenses on some 3Dlabs’ graphics chips.

Fixed assets impairment write-downs of $1.6 million in fiscal year 2006 were attributed to computer hardware and software associated with the 3Dlabs’ facilities that were shut down.

The $4.3 million inventory charge in fiscal year 2006 comprised inventory obsolescence costs for 3Dlabs’ graphics cards.

NOTE 13—INTELLECTUAL PROPERTY INDEMNIFICATION OBLIGATIONS

Creative indemnifies certain customers, distributors, suppliers, and subcontractors for attorneys’ fees and damages and costs awarded against these parties in certain circumstances in which its products are alleged to infringe third party intellectual property rights, including patents, trademarks, or copyrights. The term of its indemnification obligations are generally perpetual from the effective date of the agreement. In certain cases, there are limits on and exceptions to its potential liability for indemnification relating to intellectual property infringement claims. Creative cannot estimate the amount of potential future payments, if any, that the company might be required to make as a result of these agreements. Creative does not expect there to be any consequent material adverse effect on its financial position or results of operations. However, there can be no assurance that Creative will not have any future financial exposure under those indemnification obligations.

NOTE 14—LEGAL PROCEEDINGS

During the course of its ordinary business operations, Creative and its subsidiaries are involved from time to time in a variety of intellectual property and other disputes, including claims against Creative alleging copyright infringement, patent infringement, contract claims, employment claims and business torts. One such dispute is ongoing with representative purchasers of MP3 players (an action alleging false advertising and unfair competition in connection with reported storage capacity). Another such dispute is pending with representative purchasers of the Zen Vision:M (an action alleging false advertising and warranty claims regarding the quality of the players’ color screen). In addition, a lawsuit has been filed against Creative by F&G Research alleging patent infringement in connection with Creative’s scrolling mice products. Creative also from time to time receives licensing inquiries and/or threats of potential future patent claims from a variety of entities. Creative believes it has valid defenses to the various claims asserted against it, and intends to defend the actions vigorously. However, should any of these claimants prevail in their suits or claims, Creative does not expect there to be any consequent material adverse effect on its financial position or results of operations.

NOTE 15—INVESTMENTS

Net investment loss of $1.9 million in fiscal year 2007 was mainly due to $2.0 million in write-downs of investments. Net investment gain of $18.9 million in fiscal year 2006 comprised a $20.9 million net gain from sales of investments offset by $2.0 million in write-downs of investments.

The following is a summary of investments as of June 30 (in US$’000):

	As of June 30
	2007	2006
Non-quoted equity investments	$12,274	$11,056
Quoted equity investments	67,847	63,525

Total investments	$80,121	$74,581

The following provides a breakdown on the net (loss) gain from available-for-sale investments (in US$’000):

	Years ended June 30
	2007	2006	2005
Proceeds from disposals	$2	$29,152	96,180
Fair value of investments disposed	—	(7,911)	(12,433)

Realized gain from disposals	2	21,241	83,747
Write-downs of investments	(1,224)	(87)	(5,896)

Net (loss) gain	$(1,222)	$21,154	$77,851

Gross realized gains for fiscal year 2007 were negligible and for fiscal years 2006 and 2005 were $21.2 million and $83.7 million, respectively. There were no gross realized losses for fiscal years 2007, 2006 and 2005.

NOTE 16—RELATED PARTY TRANSACTIONS

In January 2003, a corporation controlled by a director, Ng Kai Wa, entered into a rental agreement with a subsidiary of Creative, which was prior to Ng Kai Wa’s appointment as a director of Creative in June 2005. The rental agreement expired during fiscal year 2006 and the corporation has moved out of Creative’s premises in April 2006. Creative received $150,000 in rent payments in fiscal year 2006 under the rental agreement.

NOTE 17—SHARE CAPITAL AND OTHER RESERVES

Effective January 30, 2006, Creative became subject to the amendments promulgated under the Companies (Amendment) Act 2005 of Singapore. These amendments included the abolition of the ordinary share par value and authorized capital. The relevant amendments have resulted in all ordinary shares being recorded with no par value. The amendments do not affect the actual number of ordinary shares issued and the paid-in capital of Creative. As a result of the abolition of the ordinary share par value, a significant portion of the additional paid-in capital amounting to $290.2 million became part of the share capital account as at June 30, 2006 and increased the share capital account on that date to $298.5 million. The remaining balance of $52.3 million in the additional paid-in capital was classified as other reserves where it comprised mainly compensation expense for stock options, tax benefits relating to exercise of non qualified stock options by US employees and reserves arising from the buyout of a subsidiary’s convertible preference shares.

NOTE 18—SUBSEQUENT EVENTS

Subsequent to the end of the fiscal year on June 30, 2007, Creative sold an 80.1% interest in its manufacturing operations in Malaysia to a group of third party investors. The sale of a controlling interest in the Malaysia manufacturing operations is in line with management’s goal of streamlining and improving operational efficiencies.

On September 4, 2007, Creative announced that the company has completed the voluntary delisting of its ordinary shares from the NASDAQ Global Market (“NASDAQ”). August 31, 2007 was the last day of trading for Creative ordinary shares on NASDAQ. Creative’s sole stock exchange listing is on the Singapore Exchange Securities Trading Limited (“SGX-ST”). The delisting from NASDAQ did not affect the status of Creative’s shares on the SGX-ST. Creative intends to terminate its reporting obligations under the U.S. Securities Exchange Act of 1934 when it becomes eligible to do so, which will occur at the earliest twelve months after the delisting of its ordinary shares from NASDAQ and will occur only if Creative meets certain requirements under the Exchange Act. Following the termination of its U.S. reporting obligations, Creative will comply with the “Continuing Listing Rules” of SGX-ST. Creative’s U.S. shareholders will continue to have electronic access to information Creative makes available publicly in Singapore in compliance with the SGX-ST requirements.

NOTE 19—SEGMENT REPORTING

Creative operates primarily in one industry segment and provides advanced multimedia solutions for personal computers and personal digital entertainment products. Creative has manufacturing plants and distribution centers in Malaysia and China and the Americas distribution center located in Milpitas, California. Creative focuses its worldwide sales and marketing efforts predominantly through sales offices in North America, Europe and the Asia Pacific region.

The following is a summary of net sales by product category (in US$’000):

	Years ended June 30
	2007	2006	2005
External net sales:
Personal Digital Entertainment	$579,650	$732,253	$768,649
Audio	113,967	146,378	166,325
Speakers	144,909	153,911	175,729
All Other Products	76,380	94,989	113,708

Consolidated	$914,906	$1,127,531	$1,224,411

The following is a summary of operations by geographical regions (in US$’000):

	Years ended June 30
	2007	2006	2005
External net sales:
Asia Pacific	$158,789	$204,133	$233,152
The Americas	331,960	457,677	522,489
Europe	424,157	465,721	468,770

Consolidated	$914,906	$1,127,531	$1,224,411

	Years ended June 30
	2007	2006	2005
Operating (loss) income:
Asia Pacific	$(73,332)	$(130,916)	$(77,026)
The Americas	4,504	2,337	2,397
Europe	7,705	(16,841)	6,081

Consolidated	$(61,123)	$(145,420)	$(68,548)

	Years ended June 30
	2007	2006	2005
Depreciation and amortization expenses:
Asia Pacific	$13,958	$19,204	$20,259
The Americas	1,601	2,439	2,634
Europe	1,226	1,508	3,484

Consolidated	$16,785	$23,151	$26,377

	Years ended June 30
	2007	2006	2005
Income tax expense (benefit):
Asia Pacific	$23,285	$(7,992)	$(1,705)
The Americas	260	(552)	1,353
Europe	373	1,394	1,321

Consolidated	$23,918	$(7,150)	$969

	As of June 30
	2007	2006
Identifiable assets:
Asia Pacific	$528,115	$574,499
The Americas	103,276	156,442
Europe	91,642	99,672

Consolidated	$723,033	$830,613

Long-lived assets are based on the physical location of the assets at the end of each of the fiscal years. Geographic revenue information for the three years ended June 30, 2007 is based on the location of the selling entity.

(In US$’000)	As of June 30
	2007	2006
Identifiable assets:
Singapore	$334,225	$395,902
United States of America	103,276	156,442
Ireland	87,392	95,841
Rest of the World	198,140	182,428

Consolidated	$723,033	$830,613

(In US$’000)	Years ended June 30
	2007	2006	2005
Revenue by geographic region:
Singapore	$112,985	$118,552	$114,860
United States of America	331,960	457,677	522,489
Ireland	424,157	465,721	468,770
Rest of the World	45,804	85,581	118,292

Consolidated	$914,906	$1,127,531	$1,224,411

Major customers: In fiscal years 2007, 2006 and 2005, no customer accounted for more than 10% of net revenues. As of June 30, 2007 and June 30, 2006, one customer accounted for more than 10% of net accounts receivable, and as of June 30, 2005, two customers accounted for more than 10% of net accounts receivable.

EXHIBIT B: SUPPLEMENT SCHEDULES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING

FIRM ON FINANCIAL STATEMENT SCHEDULE

To the Board of Directors of

Creative Technology Ltd.

Our audits of the consolidated financial statements referred to in our report dated September 26, 2007, appearing on page F-1 of this Annual Report on Form 20-F included an audit of the Financial Statement Schedule listed in Item 19(b) of this Form 20-F. In our opinion, this Financial Statement Schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

PricewaterhouseCoopers

Singapore

September 26, 2007

S-1

SCHEDULE II

CREATIVE TECHNOLOGY LTD.

ALLOWANCE FOR DOUBTFUL ACCOUNTS AND SALES RETURNS

	Years ended June 30,
(In US$’000)	2007	2006	2005
Balance at beginning of year	$18,806	$21,288	$20,700
Additions charged to consolidated statement of operations	34,820	26,872	23,029
Deductions from allowance	(39,473)	(29,354)	(22,441)

Balance at end of year	$14,153	$18,806	$21,288

S-2

EXHIBIT C: EXHIBITS

EXHIBIT INDEX

Exhibit Number	Description
1.1	Memorandum and Articles of Association of Creative incorporated by reference to Exhibit 4.1 of Creative’s Registration Statement on Form F-3 (Registration No. 333-13084) as filed with the SEC on January 22, 2001.

4.1	Term Loan Agreement between Creative Technology Centre Pte Ltd and United Overseas Bank Limited dated November 21, 2002, incorporated by reference to Creative’s Annual Report on Form 20-F for the fiscal year ended June 30, 2003.

4.2	Five-year $175.0 million Syndicated Term Loan Agreement between Creative Technology Ltd and a group of international banks, incorporated by reference to Creative’s Annual Report on Form 20-F for the fiscal year ended June 30, 2005.

8	List of significant subsidiaries

12.1	Certification Pursuant to Rule 13a-14(a)/15d-14(a)

12.2	Certification Pursuant to Rule 13a-14(a)/15d-14(a)

13.1	Certification Pursuant to Rule 13A-14(B) or Rule 15D-14(B) And Section 1350 of Chapter 63 of Title 18 of The United States Code

13.2	Certification Pursuant to Rule 13A-14(B) or Rule 15D-14(B) And Section 1350 of Chapter 63 of Title 18 of The United States Code

23.1	Consent of PricewaterhouseCoopers, Independent Accountants

E-1