Form 20-F
period 2008-06-30
CREATIVE TECHNOLOGY LTD
filed 2008-12-31
CIK 888295

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2008

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

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of June 30, 2008: 83,625,858

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

☐  Large accelerated filer                ☒   Accelerated filer                ☐  Non-accelerated filer

Indicate by check mark which financial statement item the registrant has elected to follow.  ☐ Item 17  ☒ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   ☐ Yes  ☒ No

Creative Technology Ltd (“Creative”), the Creative logo, and the Creative products referred to herein are either the trademarks or the registered trademarks of Creative. All other trademarks are property of their respective owners.

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

SELECTED CONSOLIDATED FINANCIAL DATA

The following table contains selected data from Creative’s Consolidated Statements of Operations for the five years ended June 30, 2008. The data for the three years ended June 30, 2008 is derived from and should be read in conjunction with the consolidated financial statements and related notes thereto included elsewhere in this annual report. The data for the two years ended June 30, 2005 and 2004 is derived from the audited financial statements which are not included in this annual report.

CONSOLIDATED STATEMENTS OF OPERATIONS DATA

(US$’000, EXCEPT PER SHARE DATA):

	For the years ended June 30
	2008	2007	2006	2005	2004
Sales, net	$736,848	$914,906	$1,127,531	$1,224,411	$814,853
Cost of goods sold	572,946	737,203	963,217	949,151	533,513

Gross profit	163,902	177,703	164,314	275,260	281,340
Operating expenses:
Selling, general and administrative	141,148	175,180	195,197	196,258	167,588
Research and development	63,872	63,646	77,186	82,325	69,504
Impairment of goodwill and other intangible assets	—	—	31,478	65,225	—
Other charges (1)	9,666	—	5,873	—	—
Chairman’s gift of shares to employees	3,774	—	—	—	—

Operating (loss) income	(54,558)	(61,123)	(145,420)	(68,548)	44,248
Gain (loss) from investments, net	18,761	(1,880)	18,904	74,405	72,602
Interest income	10,679	9,916	6,241	3,571	4,592
Interest expense	(5,644)	(10,245)	(9,411)	(3,674)	(1,001)
Others (2)	12,762	114,622	3,572	(4,260)	5,685

(Loss) income before income taxes and minority interest	(18,000)	51,290	(126,114)	1,494	126,126
Income tax (expense) benefit (3)	(1,735)	(23,918)	7,150	(969)	8,539
Minority interest in loss (income)	1	817	805	63	(418)

Net (loss) income	$(19,734)	$28,189	$(118,159)	$588	$134,247

Basic (loss) earnings per share	$(0.24)	$0.34	$(1.42)	$0.01	$1.66

Weighted average ordinary shares outstanding (’000)	81,564	83,452	83,093	82,661	80,654

Diluted (loss) earnings per share	$(0.24)	$0.34	$(1.42)	$0.01	$1.61

Weighted average ordinary shares and equivalents outstanding (’000)	81,564	83,913	83,093	85,333	83,630

Dividends declared per share	$0.14	$0.25	$0.25	$0.50	$0.25

CONSOLIDATED BALANCE SHEET DATA (US$’000):

	As of June 30
	2008	2007	2006	2005	2004
Cash and cash equivalents	$408,644	$250,480	$213,995	$187,246	$211,077
Working capital	363,571	351,260	405,907	506,527	297,502
Total assets	750,358	723,033	830,613	1,077,474	940,848
Long-term debt, net of current maturities	10	113,732	192,028	195,443	27,650
Shareholders’ equity	329,683	408,570	393,153	581,132	691,497

Notes:

(1)	Other charges relate to restructuring charges of $9.7 million and $5.9 million in fiscal years 2008 and 2006, respectively.

(2)	Other income of $114.6 million in fiscal year 2007 included a $100.0 million paid-up license by Apple Inc. for use of the Creative ZEN Patent in its products.

(3)	As described in Note 11 of “Notes to Consolidated Financial Statements,” Creative was granted a Pioneer Certificate under the International Headquarters Award that will expire in March 2010. Under the Pioneer Certificate, profits arising from qualifying activities will be exempted from income tax in Singapore, subject to certain conditions. As a result of obtaining this Pioneer Certificate, income taxes in fiscal year 2006 and 2004 include a $10.0 million and $12.3 million reversal of income taxes. The reversal was related to corporate taxes provided for in full for profits arising from qualifying activities from the commencement date of the Pioneer Certificate until the second quarter of fiscal year 2004, based on the standard tax rates of 24.5% for fiscal year 2001 and 22% for fiscal years 2002 and 2003 and 20% for fiscal year 2004. These standard corporate income tax rates continue to be applicable to profits arising from activities excluded from the Pioneer Certificate. See Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) for further discussion.

DIVIDENDS

At the Annual General Meeting held on October 31, 2007, Creative’s shareholders approved an ordinary dividend of S$0.20 ($0.14) for each outstanding ordinary share of Creative for the fiscal year ended June 30, 2008. Dividends of $11.5 million were paid on November 30, 2007 to all shareholders of record as of November 14, 2007. In fiscal year 2007, Creative paid an ordinary dividend of $0.25 for each outstanding ordinary share amounting to $20.9 million.

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

The following table sets forth, for the periods indicated, certain information concerning the currency exchange rate as expressed in US dollars per Singapore dollar as certified for customs purposes by the Federal Reserve Bank of New York:

Fiscal years ended June 30	At period-end	Average	High	Low
2004	0.5804	0.5819	0.5997	0.5666
2005	0.5912	0.6012	0.6180	0.5783
2006	0.6317	0.6088	0.6398	0.5862
2007	0.6536	0.6460	0.6619	0.6274
2008	0.7336	0.6971	0.7406	0.6515

Monthly highs and lows for most recent six-month period are:

Months	Highs	Lows
June	0.7339	0.7245
July	0.7423	0.7325
August	0.7339	0.7057
September	0.7076	0.6925
October	0.6999	0.6633
November	0.6793	0.6533

On December 23, 2008, each Singapore dollar equaled 0.6900 US dollars, as certified for customs purposes by the Federal Reserve Bank of New York.

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

Creative faces a high level of competition in each of its product markets

Creative faces intense competition from a large number of established companies and emerging companies in the personal digital entertainment, PC audio, communications, speakers and headphones markets and semiconductor markets and expects competition to continue to intensify as these markets evolve. In addition, Creative increasingly faces competition from cell phone companies which have been promoting phones that offer music and other entertainment functions. Furthermore, in the U.S., service providers often discount the price of cell phones when purchased with a calling plan. The industries in which Creative competes are characterized by frequent product introductions, short product lifecycles, aggressive pricing practices, downward pressure on gross margins and steady improvements in product price/performance characteristics. Many of Creative’s current and potential competitors have substantially greater financial, manufacturing, marketing, distribution and other resources. Some of Creative’s competitors may also have greater name recognition and market presence, longer operating histories, greater market power and product depth, lower cost structures and larger customer bases.

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

In fiscal year 2008, Creative’s gross margin was 22% compared to gross margin of 19% for fiscal year 2007 and 15% for fiscal year 2006. The fluctuation in Creative’s gross margins over the past three fiscal years was largely attributable to a change in the mix of products sold during those periods.

Sales of Creative’s audio products, including the Sound Blaster X-Fi family of sound cards, generally have higher gross margins than sales of its portable digital audio players, including the ZEN family of hard drive players and flash players. In fiscal year 2006, the proportion of sales of personal digital entertainment products, which included portable digital audio and video players, was higher compared to fiscal year 2008. In addition, Creative recorded a substantial write-down for inventories of components in the third quarter of fiscal year 2006, which also adversely affected its gross margin. Given the rapid and unpredictable pace of product obsolescence in the consumer electronics and PC industries and fluctuations in the price of components, such as flash memory, the company may incur inventory and related charges in the future. Such charges have had, and may have, a material adverse effect on the company’s gross margin and operating margin.

Creative’s gross margins are generally lower for sales to OEM customers compared with sales to its retail customers. Increases in OEM sales or decreases in retail sales relative to total sales may also negatively impact Creative’s gross margins.

A substantial proportion of Creative’s overall sales are derived from a few product categories

A limited number of Creative’s product categories account for a substantial portion of Creative’s overall sales. Sales of personal digital entertainment products represented approximately 53% of sales in fiscal year 2008, 63% of sales in fiscal year 2007 and 65% of sales in fiscal year 2006. Sales of audio products represented approximately 13% of sales in fiscal year 2008, 2007 and 2006. Sales of speakers and headphones represented approximately 26% of sales in fiscal year 2008, 18% of sales in fiscal year 2007 and 15% of sales in fiscal year 2006. Creative’s profitability has resulted largely from sales of products from these categories.

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

Creative depends upon outside vendors and has limited supply sources for certain components of its most successful products

Creative’s sales are principally derived from its personal digital entertainment products, audio products and speaker and headphone products. Creative purchases several components for these products from third party vendors, some of whom are the sole sources for these components. Creative has experienced delays and shortages in the delivery of these components, including flash memory chips and hard disk drives, in the past and may experience them again in the future. If Creative’s vendors do not allocate a sufficient supply of high-quality components to meet Creative’s needs, Creative may be required to procure these components at a higher cost from alternative suppliers. Creative may also be forced to alter product designs to accommodate the alternative components, which may cause significant delays in the manufacturing process. In the event any delay or shortage occurs, Creative’s operations could be adversely impacted by reducing Creative’s ability to distribute its products to distributors and to meet customer demand.

Creative is subject to risks associated with substantial international operations

Sales outside the United States accounted for 73% of Creative’s net sales in fiscal year 2008. In addition, a substantial number of Creative’s products are manufactured, assembled and tested by third parties in Asia. As a result, Creative is subject to a number of risks of conducting business outside of the United States, any of which could have a material adverse impact on its results of operations, including:

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

Creative may be adversely affected by general economic conditions, political and economic uncertainty in various countries and other factors outside of its control

Sales of consumer electronics and PCs have historically been dependent upon discretionary spending by consumers and Creative’s operating performance depends significantly on general global economic conditions and growth of the consumer electronics and PC markets. Uncertainty about current global economic conditions poses a risk as consumers and businesses may postpone spending in response to tighter credit, negative financial news and/or declines in income or asset values, which could have a material negative effect on the demand for Creative’s products and on Creative’s financial condition and operating results. A slowdown in the global economy and the consumer electronics and PC markets coupled with a poor economic outlook, political and social turmoil in the near future may cause consumers to defer decisions to purchase Creative products.

The current financial turmoil affecting the banking system and financial markets and the possibility that financial institutions may consolidate or go out of business have resulted in tightening in the credit markets, a low level of liquidity in many financial markets, and extreme volatility in fixed income, credit, currency and equity markets. There could be a number of follow-on effects from the credit crisis on Creative’s business, including insolvency of key suppliers resulting in product delays; inability of customers, including channel partners, to obtain credit to finance purchases of Creative’s products and/or customer, including channel partners, insolvencies. Other income and expense could also vary materially from expectations depending on gains or losses from exchange differences.

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

In November 2004, Creative entered into a five-year $175.0 million syndicated term loan facility with a group of international banks and drew down on the entire loan during fiscal year 2005. The proceeds from this facility were used primarily to fund the growth in working capital requirements arising from the growth in the company’s revenue. The loan facility contains certain financial covenants, including requirements for Creative to maintain certain working capital ratios, but does not restrict Creative’s ability to borrow or distribute earnings. Creative repaid $75 million of the loan in fiscal 2007 and the remaining balance of $100.0 million was repaid subsequent to the end of the fiscal year 2008.

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

Although during fiscal years 2008, 2007 and 2006, none of Creative’s customers accounted for more than 10% of Creative’s total worldwide sales, a reduction or delay in orders from a group of Creative’s key distributors and customers could have an adverse effect upon Creative’s operating results and financial position. As of June 30, 2007 and 2006, one customer accounted for more than 10% of net accounts receivable, and as of June 30, 2008, no customer accounted for more than 10% of net accounts receivable.

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

Creative is controlled by one founding shareholder

As of June 30, 2008, Mr. Sim Wong Hoo, one of Creative’s founders and its current Chief Executive Officer, beneficially owned approximately 31.3% of Creative’s outstanding ordinary shares. Because he is the largest shareholder, Mr. Sim may be able to influence the election of Creative’s directors, to determine the outcome of most corporate actions requiring shareholder approval and to control the management and affairs of Creative.

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

Creative’s corporate headquarters is located in Singapore at 31 International Business Park, Creative Resource, Singapore 609921, telephone number: 65-6895-4000. Creative manages its operations in the United States, Canada and Latin America through its U.S. subsidiary, Creative Labs, Inc., (“Creative Labs”) which is located at 1901 McCarthy Boulevard, Milpitas, California 95035. Sales, distribution and research and development are being carried out through a global network of subsidiaries located in North America, Europe and Asia.

Principal Capital Expenditures

Creative’s capital expenditures for property, plant and equipment for the fiscal years 2008, 2007 and 2006 were $12.6 million, $6.0 million and $13.3 million, respectively. The principal areas of capital expenditures were land and buildings, leasehold improvements, computer hardware and software in fiscal year 2008, machinery, computer hardware and software in fiscal year 2007, and land and buildings, machinery, computer hardware and office equipment in fiscal year 2006. In June 2008, Creative sold its headquarters office building to an unrelated third party at a sales price of $181.4 million which was derived on an arms length basis, supported by a valuation of the property carried out by an independent assessor. Under the terms of the sale and purchase agreement, Creative agreed to leaseback the property for a period of five years with an option for additional periods of three and two years. Creative also placed a security deposit of $52.9 million and paid an advance rental of $0.9 million to the purchaser. Under FASB Statement No. 98 “Accounting for Leases: Sale-Leaseback Transactions Involving Real Estate, Sales-Type Leases of Real Estate, Definition of the Lease Term, and Initial Direct Costs of Direct Financing Leases” (“SFAS 98”), the transaction did not meet certain criteria of sale-leaseback accounting. Accordingly, for US GAAP accounting purposes, the building is still recorded as a fixed asset and the sale proceeds received, net of security deposit and rental prepayment, is presented as “Advance payments from sale of building” (see Note 3 and 4 of “Notes to Consolidated Financial Statements”). In fiscal year 2008, Creative also sold an 80.1% interest in its manufacturing operations in Malaysia. The sale of a controlling interest in the Malaysia manufacturing operations is in line with management’s goal of streamlining and improving operational efficiencies.

Principal Equity Investments

As part of its long-term business strategy, from time to time, Creative makes strategic equity investments in companies that can provide Creative with technologies or products that management believes will give Creative a competitive advantage in the markets in which Creative competes. During fiscal years 2008, 2007 and 2006, Creative made investments that totaled $9.5 million, $1.7 million and $2.5 million, respectively.

Net investment gain of $18.8 million in fiscal year 2008 comprised $34.4 million in net gain from sales of investments offset by $15.6 million in write-downs of mainly quoted investments. Bulk of the $34.4 million in net gain from sales of investments was derived from the sale of shares in subsidiaries and equity accounted investments. The disposals of these investments were in line with management’s goal of streamlining and improving operational efficiencies. Net loss of $1.9 million in fiscal year 2007 was mainly due to $2.0 million in write-downs of investments. Net investment gain of $18.9 million in fiscal year 2006 included a $20.9 million net gain from sale of investments offset by $2.0 million in write-downs of investments.

BUSINESS OVERVIEW

Creative is one of the leading providers of digital entertainment and PC products. Creative’s products include digital media players and other products used in a wide array of solutions for entertainment, education, music, Internet applications and services and productivity tools markets. Creative markets its products to consumers and system integrators, with worldwide distribution through traditional marketing channels, original equipment manufacturers (“OEMs”) and the Internet, under a variety of trademarks, including the “ZEN®”, “MuVo®”, and “Blaster®” family of names. Creative’s EAX® technologies have been established as de facto standards for multimedia enhancements for the PC.

Creative believes that its strengths in the digital entertainment and PC market resulting from its “ZEN”, “MuVo”, “Blaster” and other brand names, its extensive global distribution network, and its technology and manufacturing expertise, places it in a solid position to sell new and enhanced digital entertainment, PC audio, speaker/headphones, and related products. Creative continues to invest in research and development activities to improve existing products and to introduce new products. It continually evaluates other companies’ technologies and product offerings and may make equity investments in, or establish strategic alliances with, those entities that can provide Creative with complementary products and technologies. To achieve low per unit costs and meet rapid time to market demands, Creative has developed in-house expertise in software and hardware development, industrial/mechanical design, and chip design.

Creative’s Principal Products

Using proprietary technologies and industrial design expertise, Creative’s innovative hardware and applications enable consumers to experience high quality digital entertainment, especially in three core categories: digital entertainment products, sound cards, and speakers/headphones.

Personal Digital Entertainment Products

Portable Digital Entertainment Players: Creative offers an array of portable digital audio and video players. Creative’s digital audio players are aimed at consumers with an active lifestyle and include the ZEN and MuVo line of products, such as the Creative ZEN X-Fi, Creative ZEN Mozaic, and Creative MuVo T200. The Creative ZEN X-Fi is the first digital media player to be built with Creative’s X-Fi technology, and comes equipped with wireless capability as well as a 2.5” LCD screen with 16.7 million TFT color support. The Creative ZEN Mozaic sports a mosaic keypad, a 1.8” LCD screen, and a built-in speaker. The Creative MuVo T200 comes with a built-in USB connector for easy file transfers and a screen for content navigation and date and time display.

Video Conferencing:

The compact and lightweight Creative inPerson™ is easy to use, and is designed to ensure a reliable, fast and easy connection via Wi-Fi or LAN connection. It is equipped with a built-in speaker, dual microphones with integrated acoustic echo cancellation technology for crystal clear voice quality. Its wide-angle precision glass lens built into a flexible rotating bezel and high-grade sensor with superb low light performance enables it to deliver stunning video output on its built-in LCD display, or output to a large LCD or plasma screen. The combination of all these features makes the system a very useful business tool for one-on-one or multi-party small group meetings among executives.

Web Cameras: Creative offers a full line of feature-rich desktop and notebook webcams. The Creative Live! Cam Optia AF does not require installation of drivers and offers auto focus technology and a true 2.0 megapixel CMOS sensor. The ultra portable Live! Cam Notebook Ultra has an Ultra Wide-Angle Precision Lens and offers full motion 30fps digital video streams.

Pocket Video Cams: The Creative Vado is a compact and lightweight pocket video cam that weighs only 84g, has a 2” LCD screen, a video resolution of up to 640 x 480 pixels, and allows easy uploading and sharing of videos.

Audio Products

Since the introduction of the original Sound Blaster in 1989, Creative has continuously improved the technology and features of its PC audio offerings. Creative’s most advanced sound card to date, the Sound Blaster X-Fi™ series of sound cards includes the PCI Express Sound Blaster X-Fi Titanium Fatal1ty Champion Series sound card. The PCI Express Sound Blaster X-Fi Titanium Fatal1ty Champion Series sound card is Creative’s latest sound card and features high quality digital-to-analog converters, a comprehensive selection of connectivity for audio creation, 24-bit Crystalizer, X-Fi CMSS-3D, and X-Fi CMSS-3D Headphone Expander technologies. The 24-bit Crystalizer technology enhances music to 24-bit quality, enabling MP3s, CDs, games and other sources to sound better. The Creative X-Fi Go! is a USB-powered external audio device that is incredibly lightweight and portable, and it offers X-Fi Xtreme Fidelity audio technology.

Speakers/Headphones

Speakers: To provide a complete audio solution for music, gaming and movie enthusiasts, Creative offers a complete range of high-quality satellite and subwoofer speaker and docking systems for the PC and portable media players. Current PC models include the Creative GigaWorks® T40 Series II and Creative GigaWorks T20 Series II high-end two-piece speaker systems, and the Creative GigaWorks T3 speaker system, a premium 2.1 speaker system. Portable speaker systems include the TravelSound® ZEN X-Fi and TravelSound ZEN Mosaic for use with the Creative ZEN X-Fi and Creative ZEN Mozaic digital media players respectively.

Headphones and Headsets: Creative offers a wide range of headphones and headsets including noise-canceling headphones and wireless headphones and headsets for music, home entertainment, gaming and professional or studio purposes. The Aurvana Live! and Aurvana X-Fi headphones are the top-of-the-line models. The Aurvana Live! offers advanced driver technology with pro-quality acoustic tuning, and the Aurvana X-Fi are the world’s first noise-canceling headphones to feature award-winning X-Fi Xtreme Fidelity audio technologies. The lightweight and high-quality Creative Digital Wireless Gaming Headset HS-1200 USB headset is designed for online gaming communications and VOIP applications and also comes equipped with X-Fi technology.

Marketing, Sales, Customer Support And Backlog

Retail sales

Creative markets its products in more than 50 countries in the Americas, Europe and Asia through a worldwide network of wholly-owned subsidiaries and third-party distributors, and key on-line and brick and mortar retailers. The third party distributors and retailers are selected for their expertise in marketing and ability to place Creative’s products in the major retail channels. See Note 20 of “Notes to Consolidated Financial Statements” for information relating to foreign and domestic operations and export sales.

Creative’s sales, by geographical region, expressed as a percentage of total external sales are as follows:

	Fiscal years ended June 30,
	2008	2007	2006
The Americas	27%	36%	41%
Europe	50%	47%	41%
Asia Pacific	23%	17%	18%

Creative distributes its products in North America predominantly through Creative Labs, its wholly-owned subsidiary in the United States. The distribution of products in Europe is carried out principally through Creative Labs Ireland, a wholly-owned European subsidiary located in Dublin, Ireland, where product marketing, finance and customer support operations are conducted. In order to focus its products more directly on satisfying local market needs, and to enhance and support existing distribution arrangements, Creative also utilizes wholly-owned sales and marketing agencies in certain European countries including: the United Kingdom, France, Germany, Russia, Denmark, Sweden, Italy and Poland. In Asia, Creative distributes its products through its headquarters in Singapore and its sales offices and subsidiaries in Australia, China, Hong Kong, Japan, Malaysia, Taiwan and United Arab Emirates.

Like other manufacturers of consumer products, Creative is exposed to the risk of product returns from distributors and retailers, either through customers exercising their contractual return rights or as a result of Creative’s strategic interest in assisting customers to balance their inventories. For example, although Creative attempts to monitor and manage the volume of its sales to its distributors and retailers, large shipments made to these distributors and retailers to meet anticipated high demand during the year-end holiday season can lead to a post-holiday overstock situation which may result in the need to balance customer inventory resulting in larger than normal product returns, following the holiday season. Moreover, the risk of product returns may increase if the demand for Creative’s products declines, or if competitors liquidate inventory at distressed prices. In the past, Creative has accepted returns from its direct retail channel customers that have overstocked certain of its products or rotated older products out in order to stock newer Creative products. Creative continually reviews its allowance for sales returns and believes that it has provided adequate allowances for projected returns. However, there can be no assurance that such allowances will be sufficient for actual returns in future periods. Creative has in the past on occasion provided price protection for specific distributors, and online and brick and mortar retailers. The price protections issued were made to allow the channel customers to lower their pricing to meet competition. Creative also believes that it has provided sufficient allowances to cover its price protection obligations. In addition, Creative may provide end user rebate promotions to increase demand for its products in the retail channel. Creative believes that it has provided sufficient allowances to cover its rebate obligations. A significant decrease in the price of Creative’s products or its competitors’ products could adversely affect Creative’s operating results.

OEM sales

Creative’s primary OEM focus has been to sell and support its family of sound cards, audio chips sets, MP3 players, speakers and headphones to personal computer companies who incorporate or bundle those products for sale with their PCs. Creative products are either included as a part of a pre-configured feature in some OEM system configurations or offered as an upgrade option that the end customer can specify.

Customer support

Creative maintains four customer support centers, one each in the United States, Ireland, China and Singapore to provide multilingual support to purchasers of Creative’s products in the United States, Europe and Asia via email, on-line knowledge base systems, user forums, on-line chat, telephone and fax. Support center services and support representatives answer questions regarding product specifications, availability, installation and use. Product specifications, technical information and various levels of support are also available through Creative’s Internet web site at www.creative.com. In addition, Creative provides programming support to developers of PC Games software used for the creation of PC games that incorporate the Sound Blaster EAX standard.

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

Manufacturing

Central to Creative’s pricing strategy is its ability to manufacture high-quality, sophisticated products in commercial volumes at a relatively low cost at facility in China, using modern surface mount technology assembly lines. To minimize component costs and to enable Creative to price its products competitively, Creative relies extensively on in-house research and development and strict control of the manufacturing process. In order to balance manufacturing capacity requirements, Creative also utilizes, and expects to continue to utilize, a number of subcontractors in Singapore, Malaysia and China. These subcontractors assemble speakers, PDE products and provide board assembly functions during periods of peak demand. This flexibility between in-house and third party manufacturing allows Creative to lower its fixed manufacturing costs, thereby reducing per unit cost, while meeting rapid time-to-market demands.

Research And Development

Creative has maintained its research and development department (“R&D Department”) at its Singapore headquarters and in the U.S., U.K. and China. The efforts of the R&D Department have been critical in Creative’s development of its products and resulted in several new products, including the latest Sound Blaster X-Fi Titanium product line, wireless audio solutions, various products incorporating X-Fi technology, PDE products, including the Zen and MuVo lines of portable digital audio players and media players, the Live! Cam family of webcams, the new inPerson video conferencing system, award winning headphones and earphones, the new line of headset products, including the Fatal1ty and Creative line of high quality and high performance gaming headsets, and the line of speakers under the Gigaworks, I-Trigue, Inspire, Cambridge SoundWorks and TravelSound brands.

To remain competitive, Creative believes that it will need to continue to invest significant resources in research and development to enhance existing products and to develop new technologies and products. In fiscal years 2008, 2007 and 2006, Creative spent $63.9 million, $63.6 million, and $77.2 million, respectively, on research and development. Some of the technologies and products currently being developed by Creative include next generation audio products and silicon devices that incorporate X-Fi technology, OpenAL, 3D Audio and EAX technologies for gaming, software and hardware technologies for new PDE products including digital cameras and digital audio players, and a new line of headphone, headset and speaker products. 3Dlabs continues with the design of sophisticated programmable high performance media processors that are among some of the most complex silicon devices in the industry. In developing new products, Creative strives to design technologies, products and processes that provide greater consumer functionality, ease of use, lower cost of production, and better performance. In addition to in-house research and development efforts, Creative continues to license and purchase relevant technologies in the normal course of its business.

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

Competition

Creative faces intense competition from a large number of established companies and emerging companies in the personal digital entertainment, PC audio, communications, headphones, speakers and video conferencing markets and semiconductor markets and expects competition to continue to intensify as these markets evolve, and the economic environment impacts consumer demand. In addition, Creative now competes in its personal digital entertainment category with cell phone companies which have been promoting phones that offer music and other entertainment functions. Furthermore, in the U.S., service providers typically subsidize the cost of cell phones when purchased with a calling plan, providing the phones at low or no cost to customers that enter into a service contract. Many of Creative’s current and potential competitors have substantially greater financial, manufacturing, marketing, distribution and other resources. Some of Creative’s competitors may also have greater name recognition and market presence, longer operating histories, greater market power and product depth, lower cost structures and larger customer bases. Creative’s current competitors include:

•

for Creative’s portable audio and video player products:, Apple Computer, Archos Technology, Epson, i-River, Logitech, Memorex, Microsoft, Panasonic, Philips, RCA, Thompson, Samsung, SanDisk, Sony, Toshiba and a large number of companies from China and Taiwan that offer private label products;

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

•

in the headphone market: Apple, Bose, Etymotic, Logitech, Ultimatge Ears, Panasonic, Plantronics, Sennheiser, Sony, Shure Toshiba and a large number of US and European-based companies as well as private label products from Taiwan, China and Korea.

•	In the video conferencing market: Polycom, Tandberg, Lifesize, Cisco, and internet video enabled VOIP solutions from Skype, Microsoft, AOL, and Yahoo.

These competitors may be able to adapt more quickly to new technologies and changes in consumer preferences by introducing new products at lower prices which may result in lost market share for Creative and may force Creative to lower prices on its products which would result in reduced margins for those products. These competitive pressures may also cause Creative’s potential customers to delay or defer their purchasing decisions in anticipation of potential new products, lower prices, or both. Creative may not be able to compete successfully in the future with its existing or potential competitors and intense competition could have a material adverse effect on Creative’s operating results. See Item 3 “Risk Factors” - Creative faces a high level of competition in each of its product markets.

Sources of Supply

Creative procures raw materials, parts and components to be used in the production of its products from various vendors around the world. While there are multiple sources of supply for many categories of parts and components, Creative has limited supply sources for certain components of its most successful products, such as flash memory chips used in various PDE products. The inability of limited supply sources to provide Creative with sufficient quantities of components has in the past and may in the future affect Creative’s production and/or cost of goods sold. See Item 3 “Risk Factors” - Creative depends upon outside vendors and has limited supply sources for certain components of its most successful products.

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

ORGANIZATIONAL STRUCTURE

The following is a listing of the significant (direct/indirect) subsidiaries of Creative:

Name/Region of Principal Operations	Country of Incorporation	Ownership
United States of America:
Creative Labs, Inc.	U.S.A.	100%
Europe:
Creative Labs Ireland	Ireland	100%
Asia:
Creative Technology Centre Pte Ltd	Singapore	100%
Creative Technology (Qingdao) Co. Ltd	China	100%
Others:
CTI Limited	Bermuda	100%
CTI II Limited	Bermuda	100%
3Dlabs Inc., Ltd and subsidiary companies	Bermuda	100%

PROPERTY, PLANTS AND EQUIPMENT

Creative’s headquarters, research and development, international sales and marketing, and engineering facilities are located in Singapore and Creative has a manufacturing plant in China.

The following is a description of Creative’s leased properties as of June 30, 2008:

Location	Description of Property	Area Sq. Ft.	Lease Expiration
Singapore	Land and office for corporate headquarters building	930,863	2013
Beijing, China	Office and warehouse	34,669	2012
Shanghai, China	Office and warehouse	42,258	2010
Hefei, China	Office	22,927	2010
Stillwater, Oklahoma, USA	Office and warehouse	58,720	2010
San Jose, California, USA	Office and warehouse	129,270	2011
Scotts Valley, California, USA	Office, R&D center and warehouse	46,048	2010

Creative also currently leases an aggregate of approximately 110,000 square feet of office space for smaller sales offices in Australia, Belgium, China, Denmark, France, Germany, Hong Kong, Italy, Japan, Poland, Portugal, Spain, Sweden, Taiwan, Dubai, the United Kingdom, and the United States. In addition, Creative operates 2 retail stores with an aggregate of approximately 3,520 square feet in Singapore. Leases for these smaller sales offices are subject to lease agreements expiring between 2008 and 2016.

Creative also owns an office building of approximately 56,000 square feet in Milpitas, California, 100,000 square feet in Dublin, Ireland and 288,000 square feet in China. Creative owns approximately 5 acres of land for its facilities in Ireland, approximately 3.5 acres of land for its facilities in U.S. and approximately 58 acres of leasehold land for its facilities in China.

In June 2008, Creative sold its headquarters office building to an unrelated third party at a sales price of $181.4 million which was derived on an arms length basis, supported by a valuation of the property carried out by an independent assessor. Under the terms of the sale and purchase agreement, Creative agreed to leaseback the property for a period of five years with an option for additional periods of three and two years. Under SFAS 98, the transaction did not meet certain criteria of sale-leaseback accounting. Accordingly, for US GAAP accounting purposes, the building is still recorded as a fixed asset and the sale proceeds received, net of security deposit and rental prepayment, is presented as “Advance payments from sale of building” (see Note 3 and 4 of “Notes to Consolidated Financial Statements”). In fiscal year 2008, Creative also sold its manufacturing operations in Malaysia and owns a minority interest in its 1,037,000 square feet office, production and warehouse facilities with approximately 30 acres of leasehold land.

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

PRODUCT WARRANTIES

The warranty period for the bulk of Creative’s products typically ranges between one to three years. The product warranty accrual reflects management’s best estimate of probable liability under its product warranties. Management determines the warranty provision based on known product failures (if any), historical experience, and other currently available evidence. If actual experience of product returns or cost of repair differ from the management’s estimates, revisions to the estimated warranty liability would be required and could have a material effect on Creative’s future results of operations.

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

VALUATION OF INVESTMENTS

Creative holds equity investments in various companies from less than 1% to 100% of the issuer’s outstanding capital stock. Investments in companies in which Creative acquires more than 50% of the outstanding capital stock and which are under Creative’s effective control, are treated as investments in subsidiaries, and the balance sheets and results of operations are fully consolidated after making an allowance for any minority interests. Companies in which Creative’s investments total between 20% and 50% of such company’s capital stock are treated as associated companies and recorded on an equity basis, whereby the cost of investment is adjusted to recognize Creative’s share of all post acquisition results of operations.

As for investments of less than 20%, non-quoted investments are carried at cost, less provisions for permanent impairment where necessary, and quoted investments are reported at fair value with the unrealized gains and losses included as a separate component of shareholders’ equity. The investment portfolio is monitored on a periodic basis for impairment. Creative’s investments in these companies are inherently risky because the markets for the technologies or products they have under development are typically in the early stages and may never develop. In the event that the carrying value of an investment exceeds its fair value and the decline in value is determined to be other-than-temporary, an impairment charge is recorded and a new cost basis for the investment is established. Fair values for investments in public companies are determined using quoted market prices. Fair values for investments in privately-held companies are estimated based upon one or more of the following: pricing models using historical and forecasted financial information and current market rates, liquidation values, the values of recent rounds of financing, or quoted market prices of comparable public companies.

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

When the existence of one or more of the above factors indicate that the carrying value of goodwill or other intangible assets may be impaired, Creative measures the amount of impairment based on a combination of market comparable method and projected discounted cash flow method using a discount rate determined by the management to commensurate with the risk inherent in Creative’s current business model. Additionally, in response to changes in the PC peripherals and consumer electronics industries and changes in global or regional economic conditions, Creative may strategically realign its resources and consider restructuring, disposing or otherwise exiting businesses, which could result in an impairment of property, plant and equipment, identifiable intangibles or goodwill.

ASSESSMENT OF THE PROBABILITY OF THE OUTCOME OF CURRENT LITIGATION

Creative records accruals for loss contingencies when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated.

ACCOUNTING FOR INCOME TAXES

In preparing its financial statements, Creative estimates its income taxes for each of the jurisdictions in which it operates. This involves estimating the actual current tax exposure, assessing temporary differences resulting from differing treatment of items, such as reserves and accruals for tax and accounting purposes and accounting for uncertainty in income taxes. These differences result in deferred tax assets and liabilities, which are included within Creative’s consolidated balance sheet. Significant management judgment is required in determining the provision for income taxes, deferred tax assets and liabilities and future taxable income for purposes of assessing the ability to realize any future benefit from its deferred tax assets. Creative provides for a valuation allowance with regard to its deferred tax assets as management believes that a substantial uncertainty exists regarding the realizability of these assets.

RESULTS OF OPERATIONS

The following table sets forth, for the periods indicated, selected statement of operations data as a percentage of sales:

	Years ended June 30
	2008	2007	2006
Sales, net	100%	100%	100%
Cost of goods sold	78	81	85

Gross profit	22	19	15
Operating expenses:
Selling, general and administrative	19	19	18
Research and development	8	7	7
Impairment of goodwill and other intangible assets	—	—	3
Other charges	1	—	—
Chairman’s gift of shares to employees	1	—	—

Operating loss	(7)	(7)	(13)
Gain (loss) from investments, net	2	—	2
Interest income	1	1	1
Interest expense	(1)	(1)	(1)
Others	2	13	—

(Loss) income before income taxes and minority interest	(3)	6	(11)
Income tax (expense) benefit	—	(3)	1
Minority interest in loss	—	—	—

Net (loss) income	(3)%	3%	(10)%

The following table sets forth Creative’s net sales, by product category expressed as a percentage of sales for the past three fiscal years:

	Percentage of Net Sales for fiscal years ended June 30
	2008	2007	2006
Personal Digital Entertainment	53%	63%	65%
Audio	13%	13%	13%
Speakers and Headphones	26%	18%	15%
All Other Products	8%	6%	7%

YEAR ENDED JUNE 30, 2008 COMPARED TO YEAR ENDED JUNE 30, 2007

Net sales

Net sales for the year ended June 30, 2008 decreased by 19% compared to the year ended June 30, 2007 mainly due to lower sales of personal digital entertainment (“PDE”) products. Sales of PDE products, which include digital audio players and digital cameras, decreased by 33% compared to fiscal year 2007 and represented 53% of sales in fiscal year 2008 compared to 63% of sales in fiscal year 2007. The decrease in sales of PDE products was primarily attributable to lower average selling prices of digital audio players resulting from product mix and competitive pricing, and management’s decision to streamline the company’s lineup of digital audio players to focus on strategic and more profitable products. Sales of audio products, which consist of Sound Blaster audio cards and chipsets, decreased by 12% compared to fiscal year 2007 and represented 13% of sales in fiscal years 2008 and 2007. Sales of speakers and headphones increased by 13% in fiscal year 2008 compared to fiscal year 2007 and represented 26% of sales in fiscal year 2008 compared to 18% in fiscal year 2007. The increase was mainly contributed by an increase in sales of headphones. Sales from all other products, which include graphics products, communication products, accessories and other miscellaneous items, increased by 14% compared to fiscal year 2007 and represented 8% of sales in fiscal year 2008 and 6% in fiscal year 2007.

Gross profit

Gross profit in fiscal year 2008 was 22% of sales compared to 19% in fiscal year 2007. Gross profit at 22% in fiscal year 2008 was consistent with the mix of products sold during the fiscal year.

Operating expenses

In line with the decrease in sales and management’s efforts to reduce operating costs, selling, general and administrative (“SG&A”) expenses in fiscal year 2008 decreased by 19% compared to fiscal year 2007. As a percentage of sales, SG&A expenses were 19% of sales in fiscal years 2008 and 2007.

Research and development (“R&D”) expenses were comparable in fiscal years 2008 and 2007, and as a percentage of sales were 8% in fiscal year 2008 and 7% in fiscal year 2007. R&D expenses in fiscal year 2008 remained at the same level as compared to fiscal year 2007 even though net sales have decreased because of spending on new product development in fiscal year 2008.

Other charges of $9.7 million for fiscal year 2008 relate to restructuring charges incurred to streamline the business operation of the group, and the charges comprised mainly employee severance costs and other exit costs pertaining mainly to lease cancelations. See Note 13 of “Notes to Consolidated Financial Statements.”

Chairman’s gift of shares to employees of $3.8 million in fiscal year 2008 relates to Creative’s Chairman and CEO’s gift of his personal Creative shares to the employees of Creative. In accordance with the US GAAP, the value of these Creative shares was reported as a non-cash charge in the operating expenses of Creative.

Net investment gain (loss)

Net gain of $18.8 million in fiscal year 2008 comprised $34.4 million in net gain from sales of investments offset by $15.6 million in write-downs of mainly quoted investments. Bulk of the $34.4 million in net gain from sales of investments was derived from the sale of shares in subsidiaries and equity accounted investments. The disposals of these investments were in line with management’s goal of streamlining and improving operational efficiencies. Net loss of $1.9 million in fiscal year 2007 was mainly due to $2.0 million in write-downs of investments.

As part of its long-term business strategy, from time to time, Creative makes strategic equity investments in companies that can provide Creative with technologies or products that management believes will give Creative a competitive advantage in the markets in which Creative competes.

Net interest

Net interest for fiscal year 2008 was an income of $5.0 million compared to an expense of $0.3 million in fiscal year 2007. Net interest income for fiscal year 2008 was mainly due to a partial loan repayment made in the fourth quarter of fiscal year 2007 which reduced the interest expense in fiscal year 2008.

Others

Other income was $12.8 million in fiscal year 2008 compared to $114.6 million in fiscal year 2007. Other income of $12.8 million in fiscal year 2008 comprised mainly of a $14.6 million exchange gain. Other income of $114.6 million in fiscal year 2007 included a $100.0 million paid-up license by Apple Inc. for use of the Creative ZEN Patent in its products and a $12.1 million exchange gain.

Income tax expense

Income tax expense of $1.7 million in fiscal year 2008 was mainly due to the changes in the mix of taxable income arising from various geographical regions. Income taxes of foreign subsidiaries are based on the corporate income tax rates of the country in which the subsidiary is located. Net operating profits from some subsidiaries cannot be offset with net operating losses sustained by subsidiaries from a different tax jurisdiction. In Singapore, Creative was granted a Pioneer Certificate under the International Headquarters Award that will expire in March 2010. Profits arising from qualifying activities under the Pioneer Certificate will be exempted from income tax, subject to certain conditions. The Singapore corporate income tax rate of 18% is applicable to profits excluded from the Pioneer Certificate.

Income tax expense of $23.9 million in fiscal year 2007 was mainly due to $18.0 million withholding tax paid on the license fees received from Apple Inc. and the changes in the mix of taxable income arising from various geographical regions.

YEAR ENDED JUNE 30, 2007 COMPARED TO YEAR ENDED JUNE 30, 2006

Net sales

Net sales for the year ended June 30, 2007 decreased by 19% compared to the year ended June 30, 2006. Sales of PDE products, which include digital audio players and digital cameras, decreased by 21% compared to fiscal year 2006 and represented 63% of sales in fiscal year 2007 compared to 65% of sales in fiscal year 2006. The decrease in sales of PDE products was primarily attributable to lower average selling prices of digital audio players resulting from product mix and management’s decision to streamline the company’s lineup of digital audio players to focus on strategic and more profitable products. Sales of audio products, which consist of Sound Blaster audio cards and chipsets, decreased by 22% compared to fiscal year 2006 and represented 13% of sales in fiscal years 2007 and 2006. The decrease in audio product sales was mainly due to a decrease in sales of low-end audio sound cards. Sales of speakers and headphones were comparable in fiscal years 2007 and 2006, and as a percentage of sales, represented 18% of sales in fiscal year 2007 compared to 15% in fiscal year 2006. Sales from all other products, which include graphic products, communication products, accessories and other miscellaneous items, decreased by 34% compared to fiscal year 2006 and represented 6% of sales in fiscal year in 2007 and 7% in fiscal year 2006. The decrease was primarily attributable to decrease in sales of graphics and other miscellaneous products.

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

Operating expenses

In line with the decrease in sales and management’s efforts to reduce operating costs, SG&A expenses in fiscal year 2007 decreased by 10% compared to fiscal year 2006. As a percentage of sales, SG&A expenses were 19% of sales compared to 18% of sales in fiscal year 2006.

R&D expenses decreased by 18% compared to fiscal year 2006. The decrease was in line with the management’s costs cutting efforts and a reduced R&D spending by Creative’s wholly-owned subsidiary, 3Dlabs, due to a change in its business strategy to focus on the portable handheld device market instead of the professional workstation graphics business. As a percentage of sales, R&D expenses were 7% of sales in fiscal years 2007 and 2006.

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

Other charges of $5.9 million for fiscal year 2006 comprised mainly restructuring charges incurred by 3Dlabs due to the change in business strategy. The restructuring charges comprised mainly employee severance costs and fixed assets impairment write-downs. See Note 13 of “Notes to Consolidated Financial Statements.”

Net investment (loss) gain

Net loss of $1.9 million in fiscal year 2007 was mainly due to $2.0 million in write-downs of investments. Net investment gain of $18.9 million in fiscal year 2006 included a $20.9 million in net gain from sales of investments offset by $2.0 million in write-downs of investments.

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

Income tax (expense) benefit

Income tax expense of $23.9 million in fiscal year 2007 was mainly due to $18.0 million withholding tax paid on the license fees received from Apple and the changes in the mix of taxable income arising from various geographical regions. Income taxes of foreign subsidiaries are based on the corporate income tax rates of the country in which the subsidiary is located. Net operating profits from some subsidiaries cannot be offset with net operating losses sustained by subsidiaries from a different tax jurisdiction. In Singapore, Creative was granted a Pioneer Certificate under the International Headquarters Award that will expire in March 2010. Profits arising from qualifying activities under the Pioneer Certificate will be exempted from income tax, subject to certain conditions. The Singapore corporate income tax rate of 18% is applicable to profits excluded from the Pioneer Certificate.

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

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents at June 30, 2008 were $408.6 million compared to the balance of $250.5 million at June 30, 2007.

Operating Activities

Net cash provided by operating activities during fiscal year 2008 and fiscal year 2007 were $53.3 million and $132.2 million, respectively. The cash provided by operating activities of $53.3 million in fiscal year 2008 was mainly due to a net decrease in accounts receivable by $74.4 million and a $14.7 million increase in accounts payable, offset partially by an increase in other assets and prepaids of $9.8 million and a $9.8 million adjustment for non-cash items. The $9.8 million adjustment for non-cash items was mainly pertaining to depreciation and amortization charges, net gain from disposal of investments and write-downs of investments.

Net cash provided by operating activities during fiscal year 2007 was $132.2 million compared with $48.9 million provided in fiscal year 2006. The cash provided by operating activities of $132.2 million was mainly contributed by gross license fees of $100.0 million received from Apple Inc., less tax of $18.0 million, a $35.2 million net decrease in accounts receivable and other assets and prepaid expenses, a $100.0 million net decrease in inventory and a $12.4 million adjustment for non-cash items. The decrease in inventory was in line with management’s intention to maintain a lower inventory balance. Cash provided by operating activities was offset partially by a $45.9 million net decrease in accounts payable and accrued and other liabilities. The $12.4 million in adjustments to non-cash items was mainly pertaining to depreciation and amortization charges.

Investing Activities

Net cash provided by investing activities during fiscal year 2008 was $30.5 million compared to cash used of $2.8 million in fiscal year 2007. The $30.5 million cash provided in fiscal year 2008 was primarily proceeds from sale of investments amounting to $53.0 million, offset partially by $12.6 million of capital expenditures and $9.5 million of purchase of investments.

Net cash used in investing activities during fiscal year 2007 was $2.8 million compared to cash provided of $10.7 million in fiscal year 2006. The $2.8 million cash used in fiscal year 2007 was primarily for capital expenditures amounting to $6.0 million offset partially by proceeds from sales of fixed assets of $4.3 million.

Financing Activities

Net cash provided by financing activities during fiscal year 2008 was $64.1 million compared with $99.5 million net cash used in fiscal year 2007. Cash provided by financing activities of $64.1 million comprised $127.6 million advance payments from sale of building, offset partially by $32.2 million used for the purchase of treasury shares, $19.8 million for repayment of debt obligations and $11.5 million for dividend payment (see Note 9 of “Notes to Consolidated Financial Statements”). The $127.6 million advance payment from sale of building arises because under SFAS 98, the transaction did not meet certain criteria of sale-leaseback accounting. Accordingly, for US GAAP accounting purposes, the building is still recorded as a fixed asset and the sale proceeds received, net of security deposit and rental prepayment, is presented as “Advance payments from sale of building” (see Note 3 and 4 of “Notes to Consolidated Financial Statements”). Legal counsel has confirmed that legal title has been transferred to the buyer and in the opinion of the directors and management, the sale was completed as legal title has been transferred to the buyer and sale proceeds were received.

Net cash used in financing activities during fiscal year 2007 was $99.5 million compared with $35.0 million in fiscal year 2006. Cash used in financing activities of $99.5 million primarily consisted of a $20.9 million dividend payment (see Note 9 of “Notes to Consolidated Financial Statements”) and $78.9 million in repayments of debt obligations.

Current and Expected Liquidity

As of June 30, 2008, in addition to its cash reserves and excluding long term loans, Creative has credit facilities totaling $100.1 million for overdrafts, guarantees, letters of credit and fixed short-term loans, of which approximately $97.2 million were unutilized.

Subsequent to the end of the fiscal year on June 30, 2008, Creative repaid the entire $100.0 million outstanding balance of the $175.0 million syndicated term loan facility that it obtained in November 2004.

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

Debt Obligations

In November 2004, Creative entered into a five-year $175.0 million syndicated term loan facility with a group of international banks. The proceeds from this facility were used primarily to fund the growth in working capital requirements arising from the growth in the company’s revenue. The facility is unsecured and bears interest at LIBOR plus a margin of 0.45% for the first three years and LIBOR plus a margin of 0.95% for the remaining two years. The loan facility contains certain financial covenants, including requirements for Creative to maintain certain ratios for its working capital, but does not restrict Creative’s ability to borrow nor distribute earnings. The entire loan facility of $175.0 million was drawn down in fiscal year 2005 and Creative repaid $75.0 million in fiscal year 2007 and the remaining balance of $100.0 million was repaid subsequent to the end of the fiscal year 2008. The weighted average effective interest rate at the balance sheet date was 3.4031%.

On November 21, 2002, Creative Technology Centre Pte Ltd (“CTC”), a Singapore subsidiary of Creative, entered into a nine-year term loan facility for up to S$54.0 million ($39.6 million) with a bank. The loan is repayable in thirty-six quarterly installments of S$1.5 million ($1.1 million). The repayment commenced on March 31, 2003. The interest on the outstanding loan balance is based on the bank’s floating rate plus a margin of 1.5%. The loan is secured by a first mortgage on Creative’s headquarter building in Singapore and by way of a fixed and floating charge over all assets of CTC. At June 30, 2007, S$27.0 million ($19.8 million) was outstanding and this entire outstanding balance was repaid in fiscal year 2008.

Creative has various other credit facilities relating to overdrafts, letters of credit, bank guarantees and short term loans with several banks totaling approximately $100.1 million at June 30, 2008. Within these credit facilities, sub-limits have been set on how Creative may utilize the overall credit facilities. At June 30, 2008, $2.9 million in bank guarantees was drawn under these facilities. Facilities under letters of credit, bank guarantees, overdrafts and short-term loans bear interest at approximately the banks’ prime rates.

Foreign exchange

The functional currency of Creative and its subsidiaries is predominantly the US dollar and accordingly, gains and losses resulting from the translation of monetary assets and liabilities denominated in currencies other than the US dollar are reflected in the determination of net income (loss). From time to time, Creative enters into forward exchange contracts to reduce its exposure to foreign exchange translation gains and losses. Forward exchange contracts are marked to market each period and the resulting gains and losses are included in the determination of net income or loss. No forward exchange contracts were outstanding at June 30, 2008. Included in other income (expenses) are exchange gains of $14.6 million, $12.1 million and $0.7 million in fiscal years 2008, 2007 and 2006, respectively.

RESEARCH AND DEVELOPMENT

For a discussion on Creative’s research and development activities, please see Item 4 “Business Overview.”

TREND INFORMATION

For a discussion of significant trends on the financial condition and results of operation, please refer to Item 5 “Results of Operations” and “Liquidity and Capital Resources.”

OFF-BALANCE SHEET ARRANGEMENTS

Creative was not a party to any off-balance sheet arrangement in fiscal year 2008 and is not currently a party to any off balance sheet arrangement.

CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

The following table presents the contractual obligations and commercial commitments of Creative as of June 30, 2008:

	Payments Due by Period (US$’000)
Contractual Obligations	Total	Less than 1 year	1 to 3 years	4 to 5 years	After 5 years
Long Term Debt	$100,000	$100,000	$—	$—	$—
Capital Lease Obligations	29	19	10	—	—
Operating Leases	23,839	6,875	9,878	5,048	2,038
Unconditional Purchase Obligations	35,174	35,174	—	—	—

Total Contractual Cash Obligations	$159,042	$142,068	$9,888	$5,048	$2,038

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

As of June 30, 2008, Creative has utilized approximately $2.9 million under guarantees and letters of credit.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

Please refer to Note 1 of “Notes to Consolidated Financial Statements” for the discussion of recently issued accounting pronouncements.

ITEM 6:	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

Creative’s Directors and Executive Officers as of September 19, 2008 were as follows:

Name	Age	Position	Year First Appointed	Year Current Term Expires
Sim Wong Hoo (1)(2)	53	Chairman of the Board and Chief Executive Officer	1981	—
Tan Lip-Bu (1)(2)	48	Director	1990	2008
Tang Chun Choy (3)	60	Director	1990	2010
Lee Kheng Nam (1)(2)(3)	60	Director	1991	2009
Ng Kai Wa (3)	52	Director	2005	2008
Ng Keh Long	49	Chief Financial Officer	—	—

(1)	Member of Compensation Committee

(2)	Member of Option Committee for each of Creative Technology (1999) Share Option Scheme (as defined in Item 6 below).

(3)	Member of Audit Committee

SIM WONG HOO founded Creative in Singapore in 1981 and has been its Chairman of the Board and Chief Executive Officer since its inception.

TAN LIP-BU became a Director of Creative in 1990. He is the Founder and Chairman of Walden International, a leading international venture capital firm that manages over US$1.9 billion in committed capital. Mr. Tan has been active in the venture capital business in the United States since the 1980’s and has been a lead investor and/or a board member in more than 50 companies, mostly in telecommunications, semiconductor/components and enterprise software related industries. Listed companies of which he is a director include Cadence Design Systems, Creative Technology, Flextronics, MindTree Ltd., Semiconductor Manufacturing International Corporation (“SMIC”) and SINA. Mr. Tan is also a member of the Committee of 100 in the United States and a member of the Visiting Committee for the Department of Electrical Engineering and Computer Science at the Massachusetts Institute of Technology.

TANG CHUN CHOY became a Director of Creative in 1990. He has more than 30 years of venture capital, banking, operational and engineering experience. He spent 15 years with Walden International and was its Co-Founder and Vice Chairman. Prior to joining the Walden Group in 1989, Mr. Tang was with the then Chemical Bank for 10 years and his last position, from 1985 to 1988, was as its General Manager, based in Singapore. He has also held various management and executive positions at Chemical Bank’s offices in New York and Jakarta from 1981 to 1985. Earlier in his career, from 1971 to 1976, Mr. Tang was a Senior Engineer and Project Coordinator at Esso Singapore Pte Ltd. He holds directorships in several public and private companies. Mr. Tang holds a Bachelor of Engineering Degree (Hons) from the then University of Singapore and a Master of Business Administration Degree from the University of British Columbia.

LEE KHENG NAM became a Director of Creative in 1991. He is currently the Chairman of Advantec Pte Ltd, an investment holding company. From March 1995 to February 2004, Mr Lee was the President of Vertex Management Pte Ltd and executive director of Vertex Venture Holdings Ltd (“VVH”), which were wholly-owned subsidiaries of Temasek Holdings (Private) Limited, engaged in the venture capital direct investment and fund management business. Mr Lee is currently a non-executive chairman of Vertex Management (II) Pte Ltd, and has been appointed as non-executive chairman of VVH on 1 September 2008. He is a Director of 2 listed companies - Creative Technology Ltd and China Finance Online Co Ltd. Mr. Lee formerly served on the boards of Centillium Communications Inc, Chartered Semiconductor Manufacturing Ltd, GRIC Communications Inc., ActivCard Corp and Gemplus International S.A. Prior to joining the Singapore Technologies Group, Mr. Lee was with NatSteel group as the Manager of the Project Development Department and the Ministry of National Development where he was Deputy Director of Planning. Mr. Lee holds a Bachelor of Science degree in Mechanical Engineering (First Class Honours) from Queen’s University, Canada and a Master of Science degree in Operations Research & Systems Analysis from the U.S. Naval Postgraduate School.

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

Creative has proposed to pay each of its four non-Executive Directors (namely, Messrs Tan Lip-Bu, Tang Chun Choy, Lee Kheng Nam and Ng Kai Wa) S$60,000 (approximately US$43,000) for fees and reimbursement of any expenses incurred in connection with attendance at Board, Board committee or general meetings of the Company.

It is provided in the Company’s Articles of Association that all Directors except Executive Directors are to retire at least once every three years by rotation if they are appointed by the Company at general meeting. The retiring Directors are nonetheless eligible for re-election. Accordingly, Mr. Tan Lip-Bu and Mr. Ng Kai Wa will, on the date of the Annual General Meeting, retire as Directors. The Board recommends their re-election at this Annual General Meeting as Directors.

COMPENSATION

The following table sets forth the aggregate base salary, fees and bonuses paid, or proposed by Creative, for services rendered by all executive officers and directors for fiscal year 2008 (in US$’000):

Number of Persons in Group	Base Salary/ Fees	Bonuses
All executive officers as a group (two persons)	$253	$75
All executive officers and directors as a group (six persons)	$429	$75

BOARD COMMITTEES

Audit Committee

The Audit Committee of the Board of Directors was formed in 1992. The members of the Audit Committee, all of whom are non-executive directors, are as follows:

Lee Kheng Nam (Chairman)

Tang Chun Choy

Ng Kai Wa

In performing its functions, the Committee reviewed the audit plan and the overall scope of work of the Company’s independent auditor. During fiscal year 2008, it met with the auditor to discuss the results of its examination and its evaluation of the system of internal accounting control of Creative and its subsidiaries. The Audit Committee also reviewed the unconsolidated balance sheet of Creative and the consolidated financial statements of the Group as well as the independent auditor’s report thereon.

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

EMPLOYEES

Creative had approximately 3,100 full-time employees as of June 30, 2008 compared to approximately 5,800 full-time employees as of June 30, 2007. The geographical distribution of these employees was 79% in Asia, 9% in the Americas and 12% in Europe, while the functional distribution was 33% in manufacturing, 18% in selling, marketing and customer support, 36% in research and development, and 13% in administrative and other. Creative believes that its future success will largely depend upon its ability to continue to attract, retain, train and motivate highly skilled and dedicated employees. None of Creative’s employees is represented by a labor union and Creative has not experienced any work stoppages in the past. Creative believes that its employee relations are good.

SHARE OWNERSHIP

The following table sets forth certain information regarding the beneficial ownership of Creative’s ordinary shares by executive officers and directors as of September 19, 2008.

	Beneficially Owned
	Number (1)	Percent Of Total Outstanding Shares (2)
Sim Wong Hoo	23,270,652	31.1%
Tan Lip-Bu	143,333	*
Tang Chun Choy	88,333	*
Lee Kheng Nam	68,333	*
Ng Kai Wa	2,420,338	3.2%
All officers and directors as a group	28,130,614	37.6%

Note: * means less than 1%

(1)	Except as otherwise noted, each person or entity named in the table has sole voting and investment power with respect to all Ordinary Shares listed as owned by such person or entity. Shares beneficially owned include Shares that may be acquired pursuant to the exercise of fully vested options or warrants issued by Creative that are exercisable within 60 days of September 19, 2008.

(2)	“Percentage of Total Outstanding Shares” is calculated separately for each person and assumes, for the purpose of the calculation, that Shares issuable upon exercise of options or warrants exercisable within 60 days of September 19, 2008 held by such person (but no other shareholders) have been issued as of such date.

Creative Employee Stock Option Plans

In December 1998, Creative adopted the Creative Technology (1999) Share Option Scheme (“1999 Scheme”) which allows options to be granted to full-time employees as well as consultants and non-executive directors. The total number of shares that may be granted under the 1999 Scheme is 7.5 million, provided that such amount shall be automatically increased on the first day (July 1) of each of the five fiscal years ending June 30, 2001, 2002, 2003, 2004 and 2005 by four percent of the issued share capital of Creative as at the last day of the immediate preceding fiscal year. The Option Committee has the discretion to decide the vesting schedule in the letter of offer. If it is not specifically stated in the letter of offer, 1/4 of the total amount of the grant vests on the first anniversary of the grant date and 1/48 of the total amount of the grant vests on the last day of each calendar month thereafter. The exercise price of options granted under the 1999 Scheme may be less than the fair market value of the shares as of the date of grant and the options expire after the tenth anniversary of the date of grant, except in the case of options granted to participants other than employees, options expire not later than the fifth anniversary of the date of grant. Effective November 12, 2007, amendments were made to the 1999 Scheme to allow the use of treasury shares to satisfy share based exercises. During the fiscal year ended June 30, 2008, Creative has issued new shares as well as utilized its treasury shares to satisfy share options exercises.

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

Creative elected to adopt the modified-prospective application method as provided by SFAS No. 123(R). Accordingly, during the fiscal year ended June 30, 2008, Creative recorded share-based compensation cost of $1.6 million in the financial statements, totaling the amount that would have been recognized had the fair value method been applied since the effective date of SFAS No. 123(R). Previously disclosed amounts have not been restated in the financial statements.

During the fiscal year ended June 30, 2006, Creative granted 3,120,000 stock options under the 1999 Scheme with a total grant date fair value of $5.1 million. The weighted average grant date fair value of options granted was $1.63 per share. There were no options granted under the 1999 Scheme in the fiscal year ended June 30, 2007. During the fiscal year ended June 30, 2008, Creative granted 2,931,500 stock options under the 1999 scheme with a total grant date fair value of $2.4 million. The weighted average grant date fair value of options granted was $0.82 per share.

ITEM 7:	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

The following table sets forth certain information regarding the ownership of Creative’s ordinary shares by each person who is known by Creative to own beneficially more than 5% of its outstanding ordinary shares as of August 29, 2008. The voting rights of shares held by major shareholders are the same as the voting rights of shares held by all other shareholders. The company does not believe it is directly or indirectly owned or controlled by any corporation or by any foreign government. The company is unaware of any arrangement that might result in a change in its control.

	Shares Beneficially Owned
	Number of Shares (1)	Percentage of Total Outstanding Shares (2)
Sim Wong Hoo	23,270,652	30.74%

(1)	Except as otherwise noted, each person or entity named in the table has sole voting and investment power with respect to all Ordinary Shares listed as owned by such person or entity. Shares beneficially owned include Shares that may be acquired pursuant to the exercise of fully vested options or warrants issued by Creative that are exercisable within 60 days of August 29, 2008.

(2)	“Percentage of Total Outstanding Shares” is calculated separately for each person and assumes, for the purpose of the calculation, that Shares issuable upon exercise of options or warrants exercisable within 60 days of August 29, 2008 held by such person (but no other shareholders) have been issued as of such date.

Mr. Sim Wong Hoo, one of Creative’s founders and its current Chief Executive Officer is the company’s largest shareholder. Accordingly, Mr. Sim may be able to influence the election of Creative’s directors, to determine the outcome of most corporate actions requiring shareholder approval and to control the management and affairs of Creative.

As of August 29, 2008, there were approximately 14,480 shareholders of record of the ordinary shares, of which approximately 206 were registered in the US, and approximately 14,274 in Singapore. Because many of the US shares are held by brokers and other institutions on behalf of shareholders, Creative is unable to estimate the total number of shareholders represented by these US record holders.

RELATED PARTIES

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

Directors’ fees and Chairman’s remuneration

In fiscal year 2008, Creative paid Directors’ fees of S$240,000 to its four non-executive directors on its Board of Directors.

The total remuneration paid to the Chairman and Chief Executive Officer in fiscal year 2008 was S$1.

ITEM 8:	FINANCIAL INFORMATION

The following financial statements of the company and the auditors’ report appear under Item 19 “EXHIBITS” on pages F-1 through F-24 and S-1 through S-2.

•	Report of Independent Registered Public Accounting Firm.

•	Consolidated Balance Sheets at June 30, 2008 and 2007.

•	Consolidated Statements of Operations for the years ended June 30, 2008, 2007 and 2006.

•	Consolidated Statements of Cash Flows for the years ended June 30, 2008, 2007 and 2006.

•	Consolidated Statements of Shareholders’ Equity for the years ended June 30, 2008, 2007 and 2006.

•	Notes to Consolidated Financial Statements.

•	Report of Independent Registered Public Accounting Firm on Financial Statement Schedule.

•	Schedule II – Allowance for Doubtful Accounts and Sales Returns.

LEGAL PROCEEDINGS

During the course of its ordinary business operations, Creative and its subsidiaries are subject to a variety of intellectual property and other disputes, including claims against Creative alleging copyright infringement, patent infringement, contract claims, employment claims and business torts. Ongoing disputes exist with, among other entities, Bose Corporation (a patent infringement action filed in the U.S. International Trade Commission against Creative Technology Ltd and several other respondents); SMDK Corp. (a patent infringement action filed in the U.S. District Court for the Eastern District of Texas against Creative Labs, Inc. and several other defendants); Acticon Technologies (a patent infringement action filed in the U.S. District Court for the Eastern District of Texas Against Creative Labs, Inc. and E-Mu Systems, Inc.); and Fuzzysharp Technologies Corporation (a patent infringement action filed in the U.S. District Court, Northern District of California against 3Dlabs Inc., Ltd). Creative believes it has valid defenses to the various claims asserted against it, and intends to defend the actions vigorously. However, should any of these claimants prevail in their suits or claims, Creative does not expect there to be any consequent material adverse effect on its financial position or results of operations.

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

STOCK MARKET INFORMATION

Creative’s ordinary shares have been traded on the NASDAQ Global Market (“NASDAQ”) since August 3, 1992, under the symbol “CREAF.” Creative’s ordinary shares have been traded on the Singapore Exchange (“SGX-ST”) since June 15, 1994. In June 2007, Creative announced that it intends to voluntarily delist its ordinary shares from NASDAQ with August 1, 2007 as the last day of trading on NASDAQ. In July 2007, Creative extended the date of the voluntary delisting with August 31, 2007 as the last day of trading on NASDAQ. After August 31, 2007, the company’s current primary listing on the SGX-ST is Creative’s sole exchange listing. The delisting from NASDAQ did not affect the status of Creative’s shares on the SGX-ST.

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

	NASDAQ (Price in US$/Share)		SGX-ST (Price in Singapore $/Share)
	High	Low	High	Low
Annual High and Low
Fiscal 2004	12.59	7.73	20.40	13.80
Fiscal 2005	16.89	6.46	27.20	11.00
Fiscal 2006	8.95	4.72	14.40	7.75
Fiscal 2007	7.31	4.78	11.40	7.20
Fiscal 2008	4.93	3.74	7.65	4.88
Quarterly High and Low
Fiscal 2007:
First Quarter	6.90	5.22	11.40	8.40
Second Quarter	7.31	6.25	11.30	9.95
Third Quarter	6.92	6.12	10.80	9.30
Fourth Quarter	6.19	4.78	9.50	7.20
Fiscal 2008:
First Quarter	4.93	3.74	7.65	5.80
Second Quarter	—	—	7.45	5.85
Third Quarter	—	—	7.48	4.88
Fourth Quarter	—	—	6.80	6.08
Monthly High and Low:
March 2008	—	—	7.48	6.24
April 2008	—	—	6.48	6.08
May 2008	—	—	6.63	6.45
June 2008	—	—	6.80	6.27
July 2008	—	—	6.19	5.71
August 2008	—	—	6.50	5.64

As of August 29, 2008, there were approximately 14,480 shareholders of record of the ordinary shares, of which approximately 206 were registered in the US, and approximately 14,274 in Singapore. Because many of the US shares are held by brokers and other institutions on behalf of shareholders, Creative is unable to estimate the total number of shareholders represented by these US record holders.

On August 29, 2008, the closing price of Creative’s ordinary shares on the SGX-ST was S$6.11.

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

MATERIAL CONTRACTS

Creative sold its headquarters office building in June 2008, to an unrelated third party at a sales price of $181.4 million which was derived on an arms length basis, supported by a valuation of the property carried out by an independent assessor. Under the terms of the sale and purchase agreement, Creative also agreed to leaseback the property for a period of five years with an option for additional periods of three and two years. Creative also placed a security deposit of $52.9 million and paid an advance rental of $0.9 million to the purchaser. The sale was completed on June 26, 2008, legal title has been transferred to the buyer and sale proceeds were received.

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

Starting from January 1, 2003, the dividend imputation system has been replaced by a new one-tier corporate tax system, subject to transitional provisions. Under the new one-tier corporate tax system, dividends paid by a company would be exempt from Singapore tax in the hands of its resident or non-resident shareholders. A five year transitional period from January 1, 2003 to December 31, 2007 is provided for companies with unutilized franking credits as at December 31, 2002 to remain on the imputation system (before moving to the new one-tier corporate tax system) for the purpose of paying franked dividends. With effect from January 1, 2008, Creative has automatically moved to the new one-tier corporate tax system.

Creative was granted a Pioneer Certificate under the International Headquarters Award that will expire in March 2010. The Pioneer Certificate exempts income from qualifying activities from tax in Singapore, subject to certain conditions. The qualifying activities include management of intellectual property, research and development activities, global/ regional functions such as brand management, corporate marketing etc, and sales of qualifying products. Under the Pioneer Certificate, qualifying pioneer profits for fiscal years 2002, 2003, 2004, 2005, 2006, 2007 and 2008 are exempt from tax in Singapore. Non-pioneer profits for fiscal years 2002, 2003, 2004, 2005, 2006, 2007 and 2008 are subject to Singapore corporate tax at the prevailing corporate tax rate (2002 and 2003 – 22%, 2004, 2005 and 2006 – 20%, 2007 and 2008 – 18%).

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

Estate Taxation

Movable assets situated in Singapore of non-domiciled individuals (dying on or after January 1, 2002) are exempt from estate duty. In the case of an individual who is not domiciled in Singapore, Singapore estate tax is imposed on the value of all immovable assets situated in Singapore. There is an exemption of up to S$9,000,000 for residential properties. In addition, there is an exemption of S$600,000 in respect of the non-domiciled deceased’s other immovable assets. Any excess will be taxed at a rate equal to 5 percent on the first S$12,000,000 of the individual’s Singapore chargeable immovable assets and thereafter at a rate equal to 10 percent. With effect from February 15, 2008, no Singapore estate duty will be leviable in respect of deaths occurring on or after February 15, 2008. An individual shareholder that is a U.S. citizen or resident (for US estate tax purposes) also will have the value of the shares included in the individual’s gross estate for U.S. estate tax purposes. An individual shareholder generally will be entitled to a tax credit against the shareholder’s U.S. estate tax if the individual shareholder actually pays Singapore estate tax; however, such tax credit is generally limited to the percentage of the U.S. estate tax attributable to the inclusion of the value of the shares included in the shareholder’s gross estate for U.S. estate tax purposes.

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

Equity Price Risks: Creative is exposed to equity price risk on its quoted investments. An aggregate 10% reduction in market prices of Creative’s investments in quoted investments, based on a sensitivity analysis of the balance as of June 30, 2008, would have a $2.6 million adverse effect on Creative’s results of operations and financial position. Creative’s results of operations for fiscal year 2008 and 2007 included $15.6 million and $2.0 million of losses from write-downs of investments.

Interest Rate Risk: Changes in interest rates could impact Creative’s anticipated interest income on its cash equivalents and interest expense on its debt. Due to the short duration of Creative cash deposits and terms of its debt, an immediate 10% increase in interest rates would not have a material adverse impact on Creative’s future operating results and cash flows.

Foreign Currency Exchange Risk in the Rate of Exchange of Reporting Currency Relative to US$: The functional currency of Creative and its subsidiaries is predominantly the US dollar and accordingly, gains and losses resulting from the translation of monetary assets and liabilities denominated in currencies other than the US dollar are reflected in the determination of net income (loss). From time to time, Creative enters into forward exchange contracts to reduce its exposure to foreign exchange translation gains and losses. Forward exchange contracts are marked to market each period and the resulting gains and losses are included in the determination of net income or loss. No forward exchange contracts were outstanding at June 30, 2008. Included in other expenses are exchange gains of $14.6 million, $12.1 million and $0.7 million in fiscal years 2008, 2007 and 2006.

At June 30, 2008, the monetary assets and liabilities of Creative are denominated in the following currencies:

	Approximate Percentage of $ Balance Denominated in:
	US$	S$	EURO	Other Currencies
Cash and cash equivalents	48%	26%	13%	13%
Accounts receivable, net	53%	1%	31%	15%
Total current liabilities	82%	7%	6%	5%
Long-term obligations	99%	—	1%	—

The exchange rates for the S$ and Euro utilized in translating the balance sheet at June 30, 2008, expressed in US$ per one S$ and Euro was 0.7331 and 1.5748, respectively.

An aggregate decline of 10% in foreign currency exchange rates relative to US$, based on a sensitivity analysis of foreign currency denominated cash and cash equivalents and accounts receivable balances as of June 30, 2008, would have a $21.3 million and $4.0 million adverse effect on Creative’s results of operations and financial position.

ITEM 12:	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13:	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14:	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15:	CONTROLS AND PROCEDURES

(a)	Disclosure Controls and Procedures

Creative’s management under the supervision and with the participation of Creative’s Chief Executive Officer and Chief Financial Officer conducted an evaluation of the effectiveness of the disclosure controls and procedures as of June 30, 2008. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that as of June 30, 2008, the company’s disclosure controls and procedures (as defined in Rules 13a-15(e) under the Securities Exchange Act of 1934, as amended, (the “Exchange Act”)) were effective. The Company’s disclosure controls and procedures are designed to ensure that information required to be disclosed by us in the reports we file under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and that such information is accumulated and communicated to management, including the Chief Executive Officer and the Chief Financial Officer, to allow timely decisions regarding required disclosure.

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

Creative’s management evaluated the effectiveness of the company’s internal control over financial reporting as of June 30, 2008 using the framework set forth in the report of the Treadway Commission’s Committee of Sponsoring Organizations (“COSO”), “Internal Control – Integrated Framework.” Based on this evaluation, Creative’s management has concluded that the company’s internal control over financial reporting was effective as of June 30, 2008.

Creative’s independent registered public accounting firm, PricewaterhouseCoopers, has issued an audit report on Creative’s internal control over financial reporting on page F-1.

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

During fiscal year 2008, no waivers or amendments were made to the code of ethics for any officer, director or employee of the company.

ITEM 16C:	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees paid or accrued for the audit and other services rendered to Creative by Creative’s independent principal accountant for fiscal years 2008 and 2007 (in US$’000):

	As of June 30
	2008	2007
Audit fees	$2,095	$1,406
Audit-related fees	—	113
Tax fees	226	683
All other fees	46	133

Total	$2,367	$2,335

Audit fees. This category consists of fees billed/billable for the audit of financial statements and internal control over financial reporting, which are normally provided by the independent auditors in connection with statutory and accounting matters that arose during, or as a result of, the audit or the review of interim financial statements and include the group audit.

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

All other fees. This category primarily consists of fees for retirement plan audits and advice on transfer price studies.

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

ITEM 16D:	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E:	PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table sets forth certain information related to share repurchases by Creative in fiscal year 2008:

	Total Number of Shares Purchased (in millions)	Average Price
September 2007	0.5	$4
December 2007	1.5	$4
March 2008	2.5	$5
June 2008	2.5	$5

Total	7.0	$5

The shares purchased in fiscal year 2008 were purchased in open-market transactions.

At the company’s Annual General Meeting (“AGM”) held on October 31, 2008, the shareholders approved a share repurchase mandate allowing Creative to buy up to 10% of the issued share capital of Creative outstanding as of the date of the AGM. This amounts to approximately 7.5 million shares. This authority to repurchase these shares shall continue in force unless revoked or revised by the shareholders in a general meeting, or until the date that the next AGM of Creative is held or is required to be held, whichever is the earlier.

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

CREATIVE TECHNOLOGY LTD.

/s/ Ng Keh Long
Ng Keh Long Chief Financial Officer Date: December 31, 2008

EXHIBIT A:     FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND

SHAREHOLDERS OF CREATIVE TECHNOLOGY LTD

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of cash flows and of shareholders’ equity present fairly, in all material respects, the financial position of Creative Technology Ltd and its subsidiaries at June 30, 2008 and June 30, 2007, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2008 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting appearing under Item 15 (b) “Management’s Report on Internal Control over Financial Reporting.” Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our audits (which was an integrated audit in 2008). We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers

Singapore

September 30, 2008

CREATIVE TECHNOLOGY LTD

CONSOLIDATED BALANCE SHEETS

(In US$’000, except per share data)

	June 30, 2008	June 30, 2007
ASSETS
Current assets:
Cash and cash equivalents	$408,644	$250,480
Accounts receivable, less allowances of $14,721 and $14,153	82,554	110,520
Inventory	99,788	134,911
Other assets and prepaids	39,563	40,308

Total current assets	630,549	536,219
Property and equipment, net	67,043	97,696
Investments	37,247	80,121
Other non-current assets	15,519	8,997

Total Assets	$750,358	$723,033

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$66,507	$66,778
Accrued liabilities	91,164	92,898
Income taxes payable	5,288	21,349
Current portion of long term obligations and others	100,019	3,934

Total current liabilities	262,978	184,959

Long term obligations	29,756	129,131

Advance payments from sale of building	127,563	—

Minority interest in subsidiaries	378	373

Shareholders’ equity:
Share capital (’000);
Outstanding: 83,626 and 83,622 shares	300,100	300,086
Treasury share capital (’000);
Outstanding: 6,981 and nil shares	(32,113)	—
Other reserves	59,286	53,949
Unrealized holding gains on investments	3,377	24,240
Retained earnings	(967)	30,295

Total shareholders’ equity	329,683	408,570

Total Liabilities and Shareholders’ Equity	$750,358	$723,033

The accompanying notes are an integral part of these consolidated financial statements.

CREATIVE TECHNOLOGY LTD

CONSOLIDATED STATEMENTS OF OPERATIONS

(In US$’000, except per share data)

	Years ended June 30
	2008	2007	2006
Sales, net	$736,848	$914,906	$1,127,531
Cost of goods sold	572,946	737,203	963,217

Gross profit	163,902	177,703	164,314
Operating expenses:
Selling, general and administrative	141,148	175,180	195,197
Research and development	63,872	63,646	77,186
Impairment of goodwill and other intangible assets	—	—	31,478
Other charges	9,666	—	5,873
Chairman’s gift of shares to employees	3,774	—	—

Operating loss	(54,558)	(61,123)	(145,420)
Gain (loss) from investments, net	18,761	(1,880)	18,904
Interest income	10,679	9,916	6,241
Interest expense	(5,644)	(10,245)	(9,411)
Others	12,762	114,622	3,572

(Loss) income before income taxes and minority interest	(18,000)	51,290	(126,114)
Income tax (expense) benefit	(1,735)	(23,918)	7,150
Minority interest in loss	1	817	805

Net (loss) income	$(19,734)	$28,189	$(118,159)

Basic (loss) earnings per share	$(0.24)	$0.34	$(1.42)
Weighted average ordinary shares outstanding (’000)	81,564	83,452	83,093
Diluted (loss) earnings per share	$(0.24)	$0.34	$(1.42)
Weighted average ordinary shares and equivalents outstanding (’000)	81,564	83,913	83,093

The accompanying notes are an integral part of these consolidated financial statements.

CREATIVE TECHNOLOGY LTD

CONSOLIDATED STATEMENTS OF CASH FLOWS

Increase (decrease) in cash and cash equivalents (in US$’000)

	Years ended June 30
	2008	2007	2006
Cash flows from operating activities:
Net (loss) income	$(19,734)	$28,189	$(118,159)
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation of fixed assets	9,720	15,334	20,967
Amortization of intangible assets	303	1,451	2,184
Deferred share compensation	1,568	1,684	1,892
Minority interest in loss	(1)	(817)	(805)
Equity share in loss of unconsolidated investments	2,458	1,231	260
Loss (gain) on disposal of fixed assets	558	(2,088)	281
Write downs of investments and other non-current assets	15,636	1,713	2,034
Gain from investments, net	(8,732)	(93)	(20,938)
(Gain) loss on disposal of subsidiaries	(8,984)	419	—
Impairment of goodwill / intangible assets	—	—	31,478
Deferred income taxes, net	312	834	554
Gain on disposal of interests in associated companies	(16,681)	—	—
Foreign currency exchange gain	(8,047)	(5,825)	(695)
Dividend income	(1,691)	(1,463)	(1,420)
Chairman’s gift of shares to employees	3,774	—	—
Gain on issue of treasury shares	(5)	—	—
Changes in assets and liabilities, net:
Accounts receivable	74,417	22,482	30,281
Inventory	3,358	100,031	160,979
Other assets and prepaids	(9,835)	12,675	(8,641)
Accounts payable	14,650	(38,145)	(46,199)
Accrued and other liabilities	(320)	(7,792)	(3,410)
Income taxes	609	2,419	(1,782)

Net cash provided by operating activities	53,333	132,239	48,861

Cash flows from investing activities:
Capital expenditures, net	(12,585)	(6,026)	(13,348)
Proceeds from sales of fixed assets	152	4,276	146
Proceeds from disposal of interests in associated companies	14,648	—	—
Proceeds from sale of investments	29,038	121	29,152
Purchase of new subsidiaries (net of cash acquired)	—	—	(131)
Proceeds from sale of subsidiaries	9,324	—	—
Purchase of investments	(9,528)	(1,744)	(2,491)
Increase in other non current assets, net	(2,262)	(912)	(4,049)
Dividend income received	1,691	1,463	1,420

Net cash provided by (used in) investing activities	30,478	(2,822)	10,699

Cash flows from financing activities:
Increase (decrease) in minority shareholders’ loan and equity balance	—	—	(960)
Buyout of subsidiary’s minority interest	—	—	(604)
Proceeds from advance payments from sale of building	127,563	—	—
Proceeds from exercise of ordinary share options	97	1,612	2,949
Purchase of treasury shares	(32,196)	—	—
Repurchase of ordinary shares	—	—	(8,134)
Repayments of debt obligations	(19,794)	(78,917)	(3,780)
Repayments of capital leases	(17)	(954)	(3,747)
Dividends paid to ordinary shareholders	(11,528)	(20,855)	(20,700)
Dividends paid to minority interest	—	(400)	—

Net cash provided by (used in) financing activities	64,125	(99,514)	(34,976)

Net increase in cash and cash equivalents	147,936	29,903	24,584
Effects of exchange rate changes on cash and cash equivalents	10,228	6,582	2,165
Cash and cash equivalents at beginning of year	250,480	213,995	187,246

Cash and cash equivalents at end of year	$408,644	$250,480	$213,995

Supplemental disclosure of cash flow information:
Interest paid	$5,644	$8,240	$9,433

Income taxes paid, net	$3,149	$20,621	$3,772

Non cash transaction:
Fixed assets acquired under capital lease	$—	$18	$—

The accompanying notes are an integral part of these consolidated financial statements.

CREATIVE TECHNOLOGY LTD

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(In US$’000, except share data)

	Ordinary Shares ('000)	Treasury Shares ('000)	Ordinary Share Capital	Treasury Share Capital	Additional Paid In Capital	Other Reserves	Unrealized Holding Gains on Investments	Deferred Share Compensation	(Accumulated Loss) Retained Earnings	Total
Balance at June 30, 2005	83,593	—	$8,286	$—	$337,990	$—	$65,280	$(378)	$169,954	$581,132
Shares issued under employee options plans	678	—	103	—	2,846	—	—	—	—	2,949
Repurchase of ordinary shares	(1,000)	—	(150)	—	150	—	—	—	(8,134)	(8,134)
Dividends paid	—	—	—	—	—	—	—	—	(20,700)	(20,700)
Reversal of unvested deferred share compensation, net	—	—	—	—	(378)	—	—	378	—	—
Amortization of deferred share compensation	—	—	—	—	1,892	—	—	—	—	1,892
Effect of Companies (Amendment) Act 2005 (see Note 18)	—	—	290,235	—	(290,235)	—	—	—	—	—
Transfer to other reserves	—	—	—	—	(52,265)	52,265	—	—	—	—
Comprehensive loss	—	—	—	—	—	—	(45,827)	—	(118,159)	(163,986)

Balance at June 30, 2006	83,271	—	298,474	—	—	52,265	19,453	—	22,961	393,153
Shares issued under employee options plans	351	—	1,612	—	—	—	—	—	—	1,612
Dividends paid	—	—	—	—	—	—	—	—	(20,855)	(20,855)
Amortization of deferred share compensation	—	—	—	—	—	1,684	—	—	—	1,684
Comprehensive income	—	—	—	—	—	—	4,787	—	28,189	32,976

Balance at June 30, 2007	83,622	—	300,086	—	—	53,949	24,240	—	30,295	408,570
Shares issued under employee options plans	4	—	14	—	—	—	—	—	—	14
Chairman’s gift of shares to employees	—	—	—	—	—	3,774	—	—	—	3,774
Purchase of treasury shares	—	(7,000)	—	(32,196)	—	—	—	—	—	(32,196)
Utilization of treasury shares for shares issued under employee options plans	—	19	—	83	—	(5)	—	—	—	78
Dividends paid	—	—	—	—	—	—	—	—	(11,528)	(11,528)
Amortization of deferred share compensation	—	—	—	—	—	1,568	—	—	—	1,568
Comprehensive loss	—	—	—	—	—	—	(20,863)	—	(19,734)	(40,597)

Balance at June 30, 2008	83,626	(6,981)	$300,100	$(32,113)	$—	$59,286	$3,377	$—	$(967)	$329,683

The accompanying notes are an integral part of these consolidated financial statements.

CREATIVE TECHNOLOGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements include the financial statements of Creative Technology Ltd and Creative’s subsidiaries under its effective control from their respective dates of acquisition, after elimination of inter-company transactions and balances. The consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and reported amounts of revenues and expenses during the reporting periods. Actual results may differ from those estimates and such differences could be material. Certain reclassifications have been made in prior years’ financial statements to conform with classifications used in the current year. Creative conducts a substantial portion of its business in United States dollars (“US$” or “$”). All dollar amounts included in the financial statements and in the notes herein are United States dollars unless designated as Singapore dollars (“S$”). Creative operates on a thirteen week calendar closing on the Friday closest to the natural calendar quarter. Our financial year 2008 ended on June 27, 2008, the Friday nearest to June 30, 2008, while our prior financial years ended on June 29, 2007 and June 30, 2006. All quarters and fiscal years are described by their natural calendar dates.

Foreign exchange

The functional currency of Creative and its subsidiaries is predominantly the US dollar and accordingly, gains and losses resulting from the translation of monetary assets and liabilities denominated in currencies other than the US dollar are reflected in the determination of net income (loss). From time to time, Creative enters into forward exchange contracts to reduce its exposure to foreign exchange translation gains and losses. Forward exchange contracts are marked to market each period and the resulting gains and losses are included in the determination of net income or loss. No forward exchange contracts were outstanding at June 30, 2008. Included in other income (expenses) are exchange gains of $14.6 million, $12.1 million and $0.7 million in fiscal years 2008, 2007 and 2006, respectively.

At June 30, 2008, the monetary assets and liabilities of Creative are denominated in the following currencies:

	Approximate Percentage of $ Balance Denominated in:
	US$	S$	EURO	Other Currencies
Cash and cash equivalents	48%	26%	13%	13%
Accounts receivable, net	53%	1%	31%	15%
Total current liabilities	82%	7%	6%	5%
Long-term obligations	99%	—	1%	—

The exchange rates for the S$ and Euro utilized in translating the balance sheet at June 30, 2008, expressed in US$ per one S$ and Euro was 0.7331 and 1.5748, respectively.

Cash equivalents

Cash equivalents consist of highly liquid investment instruments with original or remaining maturities of three months or less at the time of purchase. All deposits are in short-term deposits and money market accounts with various banks. This diversification of risk is consistent with Creative’s policy to maintain liquidity and ensure the safety of principal. Included in cash equivalents as of June 30, 2008 and 2007 are fixed rate deposits of $369.1 million and $204.7 million, respectively.

Fair value of financial instruments

For certain of Creative’s financial instruments, including cash equivalents, accounts receivable and accounts payable, the carrying amounts approximate fair value due to their short maturities. The amounts shown for long-term obligations also approximate fair value because current interest rates charged to Creative for debts of similar maturities are substantially the same.

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

Creative reviews property and equipment for impairment in accordance with SFAS No. 144, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed”. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of these assets is measured by comparison of its carrying amount to future undiscounted cash flows the assets are expected to generate. If the property and equipment are considered to be impaired, the impairment to be recognized equals the amount by which the carrying value of the assets exceeds its fair market value. For the three fiscal years ended June 30, 2008, 2007 and 2006, Creative had no impairment of its long-lived assets.

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

When the existence of one or more of the above factors indicates that the carrying value of the goodwill or other intangible assets may be impaired, Creative measures any impairment based on a combination of market comparable method and projected discounted cash flow method using a discount rate determined by the management commensurate with the risk inherent in Creative’s current business model.

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

Persuasive evidence of and arrangement exists when Creative receives a purchase order from the customer and Creative subsequently confirms the order by issuing a sales order to the customer.

•	Title and risk of loss have been transferred and delivery has occurred

Based on shipment terms specified in the customer’s purchase order or Creative’s sales order to the customer, this criteria is met when a product is delivered to a common carrier, or delivered to the customer’s delivery site or shipped to the customer.

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

Share-based compensation

Effective July 1, 2005, Creative accounts for share-based employee compensation in accordance with SFAS No. 123(R), “Share-Based Payment.” Accordingly, share-based compensation cost is measured on the date of grant, based on the fair value of the award, and is recognized as expense over the employee’s requisite service period. Creative previously applied Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees,” and related Interpretations, and provided the required pro forma disclosures of SFAS No. 123, “Accounting for Stock-Based Compensation,” and SFAS No. 148, “Accounting for Stock-Based Compensation, Transition and Disclosures.” See Note 10.

Employees pension scheme

Creative participates in a number of defined contribution retirement plans in certain countries of operations. Contributions are based on a percentage of each eligible employee’s salary and are expensed as the related salaries are incurred. Creative incurred expenses of approximately $7.3 million, $8.0 million and $8.1 million with respect to these retirement plans for the fiscal years 2008, 2007 and 2006, respectively.

Treasury share capital

Treasury shares are accounted for under the cost method and are shown as a deduction from shareholders’ equity in the Consolidated Balance Sheet.

Recently issued accounting pronouncements

In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 157, “Fair Value Measurements”
(“SFAS 157”), which defines fair value, establishes guidelines for measuring fair value and expands disclosures regarding fair value measurements. SFAS 157 does not require any new fair value measurements but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. Earlier adoption is permitted, provided the Company has not yet issued financial statements, including for interim periods, for that fiscal year. Creative is currently evaluating the impact of SFAS 157, but does not expect the adoption of SFAS 157 to have a material impact on its consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities including an Amendment of SFAS No. 115” (“SFAS 159”). SFAS 159 permits companies to measure certain financial assets and financial liabilities at fair value. The standard requires that unrealized gains and losses on items for which the fair value option has been elected be reported in earnings. SFAS 159 amends previous guidance to extend the use of the fair value option to available-for-sale and held-to-maturity securities. SFAS 159 is effective for fiscal years beginning after November 15, 2007. Creative is currently evaluating the impact of SFAS 159, but does not expect the adoption of SFAS 159 to have a material impact on its consolidated financial statements.

In December 2007, the FASB issued SFAS No. 160 “Non-controlling Interests in Consolidated Financial Statements – an amendment of ARB No. 51” (“SFAS 160”). SFAS 160 requires the recognition of a non-controlling (minority) interest as equity in the consolidated financial statements and separate from the parent’s equity. The amount of net income attributable to the non-controlling (minority) interest will be included in consolidated net income on the face of the income statement. It also amends certain of ARB No. 51’s consolidation procedures. This statement also includes expanded disclosure requirements regarding the interests of the parent and its non-controlling interest. SFAS 160 is effective for fiscal years beginning after December 15, 2008 and should be applied prospectively. However, the presentation and disclosure requirements of the statement shall be applied retrospectively for all periods presented. Creative is currently evaluating the impact of SFAS 160.

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

The following is a reconciliation between the average number of ordinary shares outstanding and equivalent shares outstanding (in ’000):

	As of June 30
	2008	2007	2006
Weighted average ordinary shares outstanding - Basic	81,564	83,452	83,093
Effect of dilutive shares on account of stock options	—	461	—

Weighted average ordinary shares and equivalents outstanding - Diluted	81,564	83,913	83,093

For fiscal years 2008 and 2006, approximately 0.1 million and 0.8 million shares were excluded from the computation of dilutive earnings per share, as the effect of including such shares would be anti-dilutive.

NOTE 3—BALANCE SHEET DETAIL (in US$’000)

	As of June 30
	2008	2007
Inventory:
Raw materials	$56,836	$62,034
Work in progress	84	5,916
Finished products	42,868	66,961

Total inventory	$99,788	$134,911

	Estimated Useful Life	As of June 30
		2008	2007
Property and equipment:
Freehold Land	—	2,625	2,625
Leasehold land and buildings	20 to 50 years	82,863	104,531
Machinery and equipment	3 to 6 years	34,464	60,509
Furniture, fixtures and office equipment	1 to 8 years	68,708	82,166
Leasehold improvements	Term of lease	10,934	11,853

		$199,594	$261,684
Accumulated depreciation		(132,551)	(163,988)

Net property and equipment		$67,043	$97,696

Included in property and equipment are assets purchased under capital lease obligations with a cost and accumulated depreciation of approximately $10.6 million and $10.5 million for fiscal year 2008, and $10.9 million and $10.9 million for fiscal year 2007, respectively.

Depreciation charged to results of operations, including depreciation related to assets under capital leases, amounted to $9.7 million, $15.3 million and $21.0 million for fiscal years 2008, 2007 and 2006, respectively.

Creative routinely reviews the remaining estimated useful lives of its machinery and equipment to determine if such lives should be adjusted due to the likelihood of technological obsolescence arising from changes in production techniques or in market demand for the use of its machinery and equipment.

Creative sold its headquarters office building in June 2008, to an unrelated third party at a sales price of $181.4 million which was derived on an arms length basis, supported by a valuation of the property carried out by an independent assessor. Under the terms of the sale and purchase agreement, Creative also agreed to leaseback the property for a period of five years with an option for additional periods of three and two years. Creative also placed a security deposit of $52.9 million and paid an advance rental of $0.9 million to the purchaser.

The sale was completed on June 26, 2008, legal title has been transferred to the buyer and sale proceeds were received. However under FASB Statement No. 98 “Accounting for Leases: Sale-Leaseback Transactions Involving Real Estate, Sales-Type Leases of Real Estate, Definition of the Lease Term, and Initial Direct Costs of Direct Financing Leases” (“SFAS 98”), the transaction did not meet certain criteria of sale-leaseback accounting. Accordingly, for US GAAP accounting purposes, the building is still recorded as a fixed asset and the sale proceeds received, net of security deposit and rental prepayment, is presented as “Advance payments from sale of building” (see Note 4). The gain on the sale equal to the difference between the net book value of the building and the balance of the “Advance payments from sale of building” will be recognized at the end of the initial five year lease term.

	As of June 30
	2008	2007
Other non-current assets:
Other intangible assets	$37,568	$37,568
Accumulated impairment charges	(4,727)	(4,727)
Accumulated amortization	(32,841)	(32,538)

Other intangible assets, net	—	303
Other non-current assets	15,519	8,694

Total other non-current assets	$15,519	$8,997

Other intangible assets consist of mainly patents and trademarks.

Goodwill and other intangible assets fully amortized were excluded from the table above. Other intangible assets amortization expense was $0.3 million, $1.5 million and $2.2 million for fiscal years 2008, 2007 and 2006.

	As of June 30
	2008	2007
Other accrued liabilities:
Marketing accruals	$19,499	$22,304
Payroll accruals	17,345	15,500
Royalty accruals	6,439	6,071
Warranty accruals	5,815	6,499
Deposits and other creditors	3,719	12,932
Other accruals	38,347	29,592

Total other accrued liabilities	$91,164	$92,898

Other accruals of $38.3 million and $29.6 million as of June 30, 2008 and 2007 includes accruals for various operating expense items that individually account for less than 5% of the total current liabilities.

	As of June 30
	2008	2007
Long term obligations:
Long term debt	$—	$113,711
Capital lease obligations	10	21
Deferred tax liabilities	18,044	15,399
Liability for uncertain tax positions	11,702	—

Total long term obligations	$29,756	$129,131

NOTE 4—ADVANCE PAYMENTS FROM SALE OF BUILDING

As discussed in Note 3, under SFAS 98, the transaction did not meet certain criteria of sale-leaseback accounting, and accordingly the sale proceeds received, net of the security deposit and rental prepayment, is presented as “Advance payments from sale of building.”

NOTE 5—PRODUCT WARRANTIES

The warranty period for the bulk of Creative’s products typically ranges between 1 to 3 years. The product warranty accrual reflects management’s best estimate of probable liability under its product warranties. Management determines the warranty provision based on known product failures (if any), historical experience, and other currently available evidence.

Movements in the product warranty accrual for fiscal year 2008 were as follows (in US$’000):

	As of June 30
	2008	2007
Balance at the beginning of the year	$6,499	$9,536
Accruals for warranties issued during the period	18,903	28,420
Adjustments related to pre-existing warranties (include changes in estimates)	(214)	(580)
Settlements made during the period	(19,373)	(30,877)

Balance at the end of the year	$5,815	$6,499

NOTE 6—LEASES AND COMMITMENTS

Creative leases the use of land and certain of its facilities and equipment under non-cancelable operating lease arrangements.

Minimum future lease commitments for non-cancelable leases as of June 30, 2008, are as follows (in US$’000):

Operating Leases
Fiscal years ending June 30,
2009	$6,875
2010	5,513
2011	4,365
2012	2,651
2013	2,397
Thereafter	2,038

Total minimum lease commitments	$23,839

Rental expense under all operating leases was $8.9 million, $10.2 million and $12.0 million for fiscal years 2008, 2007 and 2006, respectively.

Future minimum lease commitments, which are secured by the underlying assets, as of June 30, 2008, under capital leases are as follows (in US$’000):

Capital Leases
Fiscal years ending June 30,
2009	$21
2010	10
2011	—
2012	—
2013	—
Thereafter	—

Total minimum lease commitments	$31
Less: Interest	(2)

Total capital lease commitments	$29

NOTE 7—COMPREHENSIVE INCOME

The components of total comprehensive income (loss) are as follows (in US$’000):

	Years ended June 30
	2008	2007	2006
Net income (loss)	$(19,734)	$28,189	$(118,159)
Movement in unrealized holding - (losses) gains	(10,332)	7,331	(28,074)
Reclassification adjustments:
- Gains included in net (loss) income	(10,531)	(2,544)	(17,753)
	(20,863)	4,787	(45,827)

Total comprehensive income (loss)	$(40,597)	$32,976	$(163,986)

NOTE 8—SHARE REPURCHASES

Details of share repurchases by Creative since the commencement date of the program on November 6, 1998 are set out below:

	Number of Shares Repurchased (in millions)	Average Price (US$)
Fiscal year 1999 to fiscal year 2006	27.3	$13
Fiscal year 2007	—	—
Fiscal year 2008	7.0	5

Total	34.3	11

At the Annual General Meeting (“AGM”) held on October 31, 2007, the shareholders approved the share repurchase mandate allowing Creative to buy up to 10% of the issued share capital of Creative outstanding as of the date of the AGM. This amounts to approximately 8.3 million shares. This authority to repurchase these shares shall continue in force unless revoked or revised by the shareholders in a general meeting, or until the date that the next AGM of Creative is held or is required to be held, whichever is the earlier.

In accordance with The Companies (Amendment) Act 2005 of Singapore (Companies Amendment Act), which became effective on January 30, 2006, a company is allowed to repurchase shares out of its share capital, as well as from distributable profits and ordinary shares repurchased by the company can be held as treasury shares instead of being cancelled.

In fiscal year 2008, Creative had repurchased 7.0 million shares and held them as treasury shares. Creative had paid a total amount of $32.2 million to acquire these shares and this had been presented as a component within shareholders’ equity under the balance sheet.

Creative had utilized 19,500 treasury shares in fiscal year 2008 to satisfy share option exercises pursuant to the 1999 Scheme at a weighted-average exercise price of $4.37 each.

NOTE 9—DIVIDENDS

At the Annual General Meeting held on October 31, 2007, Creative’s shareholders approved an ordinary dividend of S$0.20 ($0.14) for each outstanding ordinary share of Creative for the fiscal year ended June 30, 2008. Dividends of $11.5 million were paid on November 30, 2007 to all shareholders of record as of November 14, 2007. In fiscal year 2007, Creative paid an ordinary dividend of $0.25 for each outstanding ordinary share amounting to $20.9 million.

NOTE 10—EMPLOYEE STOCK OPTION PLANS

In December 1998, Creative adopted the Creative Technology (1999) Share Option Scheme (“1999 Scheme”) which allows options to be granted to full-time employees as well as consultants and non-executive directors. The total number of shares that may be granted under the 1999 Scheme is 7.5 million, provided that such amount shall be automatically increased on the first day (July 1) of each of the five fiscal years ending June 30, 2001, 2002, 2003, 2004 and 2005 by four percent of the issued share capital of Creative as at the last day of the immediate preceding fiscal year. The Option Committee has the discretion to decide the vesting schedule in the letter of offer. If it is not specifically stated in the letter of offer, 1/4 of the total amount of the grant vests on the first anniversary of the grant date and 1/48 of the total amount of the grant vests on the last day of each calendar month thereafter. The exercise price of options granted under the 1999 Scheme may be less than the fair market value of the shares as of the date of grant and the options expire after the tenth anniversary of the date of grant, except in the case of options granted to participants other than employees, options expire not later than the fifth anniversary of the date of grant. Effective November 12, 2007, amendments were made to the 1999 Scheme to allow the use of treasury shares to satisfy share based exercises. During the fiscal year ended June 30, 2008, Creative has issued new shares as well as utilized its treasury shares to satisfy share options exercises.

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

Creative elected to adopt the modified-prospective application method as provided by SFAS No. 123(R). Accordingly, during the fiscal year ended June 30, 2008, Creative recorded share-based compensation cost of $1.6 million in the financial statements, totaling the amount that would have been recognized had the fair value method been applied since the effective date of SFAS No. 123(R). Previously disclosed amounts have not been restated in the financial statements.

During the fiscal year ended June 30, 2006, Creative granted 3,120,000 stock options under the 1999 Scheme with a total grant date fair value of $5.1 million. The weighted average grant date fair value of options granted was $1.63 per share. There were no options granted under the 1999 Scheme in the fiscal year ended June 30, 2007. During the fiscal year ended June 30, 2008, Creative granted 2,931,500 stock options under the 1999 scheme with a total grant date fair value of $2.4 million. The weighted average grant date fair value of options granted was $0.82 per share.

The fair value of each share option granted is estimated on the date of grant using the Black Scholes option-pricing model. The option-pricing model requires the input of highly subjective assumptions, including the option’s expected life, risk-free interest rates, dividend yield and the price volatility of the underlying share. The expected life of the options represents the period of time the options are expected to be outstanding and is based on historical trends. The expected share price volatility assumption is determined using the historical volatility of Creative’s shares. The following table presents the weighted-average assumptions used in the Black Scholes option-pricing model for the share option grants.

	Fiscal Year 2008	Fiscal Year 2007	Fiscal Year 2006
Expected volatility	35%	—	36%
Risk-free interest rates	1.82% to 2.33%	—	2.31% to 4.40%
Dividend yield	3.0%	—	3.0%
Expected life of options (in years)	0.93 years after vest date	—	0.60 years after vest date

	Years ended June 30
	2008	2007	2006
Weighted average fair value of stock options granted:
Stock options:
Above market	$0.82	$—	$—
At market	$—	$—	$1.63

Summary of outstanding options under Creative’s employee share option plans

The following table summarizes the option information under the Creative’s employee share option plans as at June 30, 2008.

	Number of Options (’000)	Weighted-Average Exercise Price ($)
Outstanding at June 30, 2005	6,581	6.93
Granted	3,120	7.50
Exercised	(677)	4.29
Cancelled/Forfeited/Expired	(355)	8.92

Outstanding at June 30, 2006	8,669	7.26
Exercised	(351)	4.40
Cancelled/Forfeited/Expired	(501)	8.06

Outstanding at June 30, 2007	7,817	7.34
Granted	2,931	4.70
Exercised	(23)	4.37
Cancelled/Forfeited/Expired	(523)	6.51

Outstanding at June 30, 2008	10,202	6.63

Exercisable at June 30, 2008	6,418	7.36

The options outstanding and exercisable as at June 30, 2008 were in the following exercise price ranges:

	Options Outstanding				Options Exercisable
Range of Exercise Prices	Number of Shares Outstanding (’000)	Weighted Average Exercise Price	Aggregate Intrinsic Value ($’000)	Weighted Average Remaining Contractual Term (in years)	Number of Shares Exercisable (’000)	Weighted Average Exercise Price	Aggregate Intrinsic Value ($’000)	Weighted Average Remaining Contractual Term (in years)
$1.00 to $2.99	76	$2.84	$129	2.50	76	$2.84	$129	2.50
$3.00 to $4.99	4,268	$4.62	$173	7.45	1,421	$4.45	$173	3.31
$5.00 to $6.99	80	$5.84	$—	3.57	80	$5.84	$—	3.57
$7.00 to $10.99	5,774	$8.17	$—	3.97	4,837	$8.30	$—	3.45
$11.00 to $18.99	4	$18.40	$—	1.67	4	$18.40	$—	1.67

	10,202	$6.63	$302	5.41	6,418	$7.36	$302	3.41

The intrinsic value is determined by the difference between Creative’s closing share price of $4.55 as of June 30, 2008 and the grant price. The aggregate intrinsic value in the table above represents the amount that would have been received by the option holders had all option holders exercised their options as of that date. The total fair value of shares vested during the fiscal year ended June 30, 2008 was $1.1 million and the total intrinsic value of options exercised during the fiscal year ended June 30, 2008 was $0.01 million. As at June 30, 2008, Creative expects to recognize the total unrecognized compensation cost relating to non-vested share-based compensation of $2.6 million over a weighted average period of 2.97 years.

In fiscal year 2008, there was a charge of $3.8 million relating to Creative’s Chairman and CEO’s gift of his personal Creative shares to the employees of Creative. In accordance with the US GAAP, the value of these Creative shares was reported as a non-cash charge in the operating expenses of Creative.

NOTE 11—INCOME TAXES

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

The Singapore and other components of (loss) income before income taxes are as follows (in US$’000):

	Years ended June 30
	2008	2007	2006
Singapore	$(2,850)	$36,245	$(74,910)
Other countries	(15,150)	15,045	(51,204)

(Loss) income before income taxes and minority interest	$(18,000)	$51,290	$(126,114)

The income tax expense (benefit) consists of (in US$’000):

	Years ended June 30
	2008	2007	2006
Singapore	$1,445	$20,177	$(9,313)
Other countries	290	3,741	2,163

Income tax expense (benefit)	$1,735	$23,918	$(7,150)

Creative’s effective tax provision for fiscal years 2008, 2007 and 2006 reconciles to the amount computed by applying the Singapore statutory rate of 18.0% for fiscal years 2008 and 2007 and 20.0% for fiscal year 2006 to (loss) income before income taxes and minority interest, as follows (in US$’000):

	Years ended June 30
	2008	2007	2006
Income tax (benefit) expense at Singapore statutory rate	$(3,240)	$9,232	$(25,223)
Tax exempt loss (income)
Singapore	209	4,068	13,633
Others	(2,014)	(1,806)	(4,547)
Non-deductible expenses and write-offs	2,166	792	679
Change in valuation allowances	(577)	(1,247)	5,692
Rate differences and others	6,691	12,936	12,808
Tax refund receivable	(1,500)	(57)	(10,192)

Income tax expense (benefit)	$1,735	$23,918	$(7,150)

Deferred tax assets at June 30, 2008 and 2007 consisted of the following (in US$’000):

	As of June 30
	2008	2007
Reserves	$17,969	$19,889
Net operating loss carryforwards	75,275	60,384
Others	622	624

Total deferred tax assets	93,866	80,897
Valuation allowance for deferred tax assets	(93,866)	(80,897)

	$—	$—

Deferred tax liabilities at June 30, 2008 and 2007 consisted of the following (in US$’000):

	As of June 30
	2008	2007
Unremitted offshore interest income	$7,745	$6,600
Undistributed profit of certain foreign subsidiaries	6,299	6,144
Others	4,000	2,655

Total deferred tax liabilities	$18,044	$15,399

Creative had net operating loss carryforward of approximately $194.7 million and $174.8 million as at June 30, 2008 and June 30, 2007, the bulk of which expire between 2009 and 2029. The utilization of the net operating losses by Creative is subject to certain conditions.

Valuation allowance is provided for Creative’s deferred tax assets as management believes substantial uncertainty exists regarding the realizability of these assets.

Creative has United States tax deductions not included in the net operating loss carryforward described above aggregating approximately $60.9 million at June 30, 2008 and June 30, 2007, as a result of the exercise of employee stock options, the tax benefit of which has not been realized. The tax benefit of the deductions, when realized will be accounted for as a credit to other reserves rather than a reduction of the income tax provision.

Creative adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109” (“FIN 48”), effective July 1, 2007. FIN 48 contains a two-step approach to recognize and measure uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than 50% likely of being realized upon ultimate settlement.

Prior to adoption of FIN 48, Creative provided for tax exposures as part of its income taxes payable. As a result of the adoption of FIN 48, certain of the payables were reclassified from income taxes payable to the opening balance of FIN 48 liabilities. A reconciliation of the unrecognized tax benefits is as follows (in US$’000):

As of June 30 2008
Balance at July 1, 2007	$11,056
Increase related to current year tax positions	646

Balance at June 30, 2008	$11,702

The liability of $11.7 million for the uncertain tax positions at June 30, 2008 is related to estimated transfer pricing in various jurisdictions, and withholding tax payments. This amount, if recognized, would affect Creative’s effective tax rate favorably.

Creative recognized interest and penalties related to unrecognized tax positions in income tax expense. The total amount of accrued interest and penalties relating to unrecognized tax benefits was $2.1 million.

As there are unused net operating loss carryforwards in one of the major tax jurisdictions, the tax periods that may be open to tax examinations include fiscal years 1998 through 2008. Creative does not anticipate a significant change to the total amount of unrecognized benefits within the next 12 months.

NOTE 12—DEBT OBLIGATIONS

In November 2004, Creative entered into a five-year $175.0 million syndicated term loan facility with a group of international banks. The proceeds from this facility were used primarily to fund the growth in working capital requirements arising from the growth in the company’s revenue. The facility is unsecured and bears interest at LIBOR plus a margin of 0.45% for the first three years and LIBOR plus a margin of 0.95% for the remaining two years. The loan facility contains certain financial covenants, including requirements for Creative to maintain certain ratios for its working capital, but does not restrict Creative’s ability to borrow nor distribute earnings. The entire loan facility of $175.0 million was drawn down in fiscal year 2005 and Creative repaid $75.0 million in fiscal year 2007 and the remaining balance of $100.0 million was repaid subsequent to the end of the fiscal year 2008. The weighted average effective interest rate at the balance sheet date was 3.4031%.

On November 21, 2002, Creative Technology Centre Pte Ltd (“CTC”), a Singapore subsidiary of Creative, entered into a nine-year term loan facility for up to S$54.0 million ($39.6 million) with a bank. The loan is repayable in thirty-six quarterly installments of S$1.5 million ($1.1 million). The repayment commenced on March 31, 2003. The interest on the outstanding loan balance is based on the bank’s floating rate plus a margin of 1.5%. The loan is secured by a first mortgage on Creative’s headquarter building in Singapore and by way of a fixed and floating charge over all assets of CTC. At June 30, 2007, S$27.0 million ($19.8 million) was outstanding and this entire outstanding balance was repaid in fiscal year 2008.

The following table presents the payments due by period for the long term debt and capital lease obligations as of June 30, 2008:

	Payments Due by Period (US$’000)
Debt Obligations	Total	Less than 1 year	1 to 3 years	4 to 5 years	After 5 years
Long Term Debt	$100,000	$100,000	$—	$—	$—
Capital Lease Obligations	29	19	10	—	—

Total Debt Obligations	$100,029	$100,019	$10	$—	$—

Creative has various other credit facilities relating to overdrafts, letters of credit, bank guarantees and short term loans with several banks totaling approximately $100.1 million at June 30, 2008. Within these credit facilities, sub-limits have been set on how Creative may utilize the overall credit facilities. At June 30, 2008, $2.9 million in bank guarantees was drawn under these facilities. Facilities under letters of credit, bank guarantees, overdrafts and short-term loans bear interest at approximately the banks’ prime rates.

NOTE 13—OTHER CHARGES

In fiscal year 2008, Creative announced a series of cost-cutting measures which included restructuring charges of $11.7 million to streamline the business operation of the group. Out of the $11.7 million restructuring charges recorded in fiscal year 2008, $2.0 million was charged to cost of goods sold and the balance $9.7 million was recorded as other charges in the operating expenses. The restructuring charges comprised mainly employee severance costs and other exit costs pertaining mainly to lease cancelations.

Severance charges of $7.4 million represented the costs of involuntary severance benefits for approximately 220 employees where $0.5 million was charged to cost of goods sold and the balance of $6.9 million was recorded in operating expenses. Half of the employees had left the Company as at June 30, 2008 and the majority of the remaining affected employees left in July 2008.

Other exit costs of $4.3 million comprised mainly of lease cancelation charges imposed on the non-cancelable operating leases. Out of the $4.3 million other exit costs recorded, $1.5 million pertaining to warehouse lease cancelation was charged to cost of goods sold and the balance of $2.8 million was recorded in operating expenses.

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

NOTE 14—INTELLECTUAL PROPERTY INDEMNIFICATION OBLIGATIONS

Creative indemnifies certain of its customers, distributors, suppliers, and subcontractors for losses arising from matters such as intellectual property rights, including patents, trademarks, or copyrights. The scope of these indemnities varies and may include indemnification for damages and expenses, including reasonable attorneys’ fees. The term of its indemnification obligations are generally perpetual from the effective date of the agreement. In certain cases, there are limits on and exceptions to its potential liability for indemnification relating to intellectual property infringement claims. Creative cannot estimate the amount of potential future payments, if any, that the company might be required to make as a result of these agreements. Creative does not expect there to be any consequent material adverse effect on its financial position or results of operations. However, there can be no assurance that Creative will not have any future financial exposure under those indemnification obligations.

NOTE 15—LEGAL PROCEEDINGS

During the course of its ordinary business operations, Creative and its subsidiaries are subject to a variety of intellectual property and other disputes, including claims against Creative alleging copyright infringement, patent infringement, contract claims, employment claims and business torts. Ongoing disputes exist with, among other entities, Bose Corporation (a patent infringement action filed in the U.S. International Trade Commission against Creative Technology Ltd and several other respondents); SMDK Corp. (a patent infringement action filed in the U.S. District Court for the Eastern District of Texas against Creative Labs, Inc. and several other defendants); Acticon Technologies (a patent infringement action filed in the U.S. District Court for the Eastern District of Texas Against Creative Labs, Inc. and E-Mu Systems, Inc.); and Fuzzysharp Technologies Corporation (a patent infringement action filed in the U.S. District Court, Northern District of California against 3Dlabs Inc., Ltd). Creative believes it has valid defenses to the various claims asserted against it, and intends to defend the actions vigorously. However, should any of these claimants prevail in their suits or claims, Creative does not expect there to be any consequent material adverse effect on its financial position or results of operations.

NOTE 16—INVESTMENTS

Net investment gain of $18.8 million in fiscal year 2008 comprised $34.4 million net gain from sales of investments offset by $15.6 million in write-downs of mainly quoted investments. Bulk of the $34.4 million in net gain from sales of investments was derived from the sale of shares in subsidiaries and equity accounted investments, including a net gain of $6.9 million on disposal of 80.1% interest in a manufacturing operation in Malaysia to a group of third party investors. Net loss of $1.9 million in fiscal year 2007 was mainly due to $2.0 million write-downs of investments.

The following is a summary of investments as of June 30 (in US$’000):

	As of June 30
	2008	2007
Non-quoted equity investments	$11,160	$12,274
Quoted equity investments	26,087	67,847

Total investments	$37,247	$80,121

The following provides a breakdown on the net (loss) gain from available-for-sale investments (in US$’000):

	Years ended June 30
	2008	2007	2006
Proceeds from disposals	$16,273	$2	29,152
Fair value of investments disposed	(9,545)	—	(7,911)

Net realized gain from disposals	6,728	2	21,241
Write-downs of investments	(12,136)	(1,224)	(87)

Net (loss) gain	$(5,408)	$(1,222)	$21,154

Gross realized gains were $8.2 million and $21.2 million for fiscal years 2008 and 2006 and negligible in fiscal year 2007. Gross realized losses were $1.5 million for fiscal year 2008 and nil for fiscal years 2007 and 2006.

NOTE 17—RELATED PARTY TRANSACTIONS

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

Directors’ fees and Chairman’s remuneration

In fiscal year 2008, Creative paid Directors’ fees of S$240,000 to its four non-executive directors on its Board of Directors.

The total remuneration paid to the Chairman and Chief Executive Officer in fiscal year 2008 was S$1.

NOTE 18—SHARE CAPITAL AND OTHER RESERVES

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

NOTE 19—SUBSEQUENT EVENT

Subsequent to the end of the fiscal year on June 30, 2008, Creative repaid the entire $100.0 million outstanding balance of the $175.0 million syndicated term loan facility that it obtained in November 2004, see Note 12.

NOTE 20—SEGMENT REPORTING

Creative operates primarily in one industry segment and provides advanced multimedia solutions for personal computers and personal digital entertainment products. Creative focuses its worldwide sales and marketing efforts predominantly through sales offices in North America, Europe and the Asia Pacific region.

The following is a summary of net sales by product category (in US$’000):

	Years ended June 30
	2008	2007	2006
External net sales:
Personal Digital Entertainment	$386,884	$579,650	$732,253
Audio	99,791	113,967	146,378
Speakers and Headphones	190,097	168,472	168,983
All Other Products	60,076	52,817	79,917

Consolidated	$736,848	$914,906	$1,127,531

The following is a summary of operations by geographical regions (in US$’000):

	Years ended June 30
	2008	2007	2006
External net sales:
Asia Pacific	$167,128	$158,789	$204,133
The Americas	200,268	331,960	457,677
Europe	369,452	424,157	465,721

Consolidated	$736,848	$914,906	$1,127,531

	Years ended June 30
	2008	2007	2006
Operating (loss) income:
Asia Pacific	$(59,548)	$(73,332)	$(130,916)
The Americas	2,923	4,504	2,337
Europe	2,067	7,705	(16,841)

Consolidated	$(54,558)	$(61,123)	$(145,420)

	Years ended June 30
	2008	2007	2006
Depreciation and amortization expenses:
Asia Pacific	$7,695	$13,958	$19,204
The Americas	1,405	1,601	2,439
Europe	923	1,226	1,508

Consolidated	$10,023	$16,785	$23,151

	Years ended June 30
	2008	2007	2006
Income tax expense (benefit):
Asia Pacific	$1,473	$23,285	$(7,992)
The Americas	(699)	260	(552)
Europe	961	373	1,394

Consolidated	$1,735	$23,918	$(7,150)

	As of June 30
	2008	2007
Identifiable assets:
Asia Pacific	$603,677	$528,115
The Americas	59,127	103,276
Europe	87,554	91,642

Consolidated	$750,358	$723,033

Long-lived assets are based on the physical location of the assets at the end of each of the fiscal years. Geographic revenue information for the three years ended June 30, 2008 is based on the location of the selling entity.

(In US$’000)

	As of June 30
	2008	2007
Identifiable assets:
Singapore	$524,711	$334,225
United States of America	59,127	103,276
Ireland	87,035	87,392
Rest of the World	79,485	198,140

Consolidated	$750,358	$723,033

(In US$’000)

	Years ended June 30
	2008	2007	2006
Revenue by geographic region:
Singapore	$105,688	$112,985	$118,522
United States of America	200,268	331,960	457,677
Ireland	369,452	424,157	465,721
Rest of the World	61,440	45,804	85,581

Consolidated	$736,848	$914,906	$1,127,531

Major customers: In fiscal years 2008, 2007 and 2006, no customer accounted for more than 10% of net revenues. As of June 30, 2007 and June 30, 2006, one customer accounted for more than 10% of net accounts receivable, and as of June 30, 2008, no customer accounted for more than 10% of net accounts receivable.

EXHIBIT B:    SUPPLEMENTAL SCHEDULES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON FINANCIAL STATEMENT SCHEDULE

To the Board of Directors of

Creative Technology Ltd.

Our audits of the consolidated financial statements and of the effectiveness of the internal control over financial reporting referred to in our report dated September 30, 2008, appearing on page F-1 of this Annual Report on Form 20-F of Creative Technology Ltd also included an audit of the Financial Statement Schedule listed in Item 19(b) of this Form 20-F. In our opinion, this Financial Statement Schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

PricewaterhouseCoopers

Singapore

September 30, 2008

SCHEDULE II

CREATIVE TECHNOLOGY LTD.

ALLOWANCE FOR DOUBTFUL ACCOUNTS AND SALES RETURNS

(In US$’000)

	Years ended June 30,
	2008	2007	2006
Balance at beginning of year	$14,153	$18,806	$21,288
Additions charged to consolidated statement of operations	32,308	34,820	26,872
Deductions from allowance	(31,740)	(39,473)	(29,354)

Balance at end of year	$14,721	$14,153	$18,806

EXHIBIT C:     EXHIBITS

EXHIBIT INDEX

Exhibit Number	Description

1.1	Memorandum and Articles of Association of Creative incorporated by reference to Exhibit 4.1 of Creative’s Registration Statement on Form F-3 (Registration No. 333-13084) as filed with the SEC on January 22, 2001.

4.2	Five-year $175.0 million Syndicated Term Loan Agreement between Creative Technology Ltd and a group of international banks, incorporated by reference to Creative’s Annual Report on Form 20-F for the fiscal year ended June 30, 2005.

4.3	Sale and leaseback agreement between Creative Technology Centre Pte Ltd and HSBC Institutional Trust Services (Singapore) Limited dated June 26, 2008.

8	List of significant subsidiaries

12.1	Certification Pursuant to Rule 13a-14(a)/15d-14(a)

12.2	Certification Pursuant to Rule 13a-14(a)/15d-14(a)

13.1	Certification Pursuant to Rule 13A-14(B) or Rule 15D-14(B) And Section 1350 of Chapter 63 of Title 18 of The United States Code

13.2	Certification Pursuant to Rule 13A-14(B) or Rule 15D-14(B) And Section 1350 of Chapter 63 of Title 18 of The United States Code

23.1	Consent of Independent Registered Public Accounting Firm